Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Amendment No. 2 to confidential draft submitted with the Securities and Exchange Commission on August 16, 2023. This amended draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form S-1
Registration Statement
Under
The Securities Act of 1933

Hamilton Insurance Group, Ltd.
(Exact name of registrant as specified in its charter)

Bermuda	6331	98-1153847
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Wellesley House North, 1st Floor
90 Pitts Bay Road
Pembroke HM 08 Bermuda
Telephone: (441) 405-5200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corporation Service Company
80 State Street
Albany, NY 12207-2543
Tel: 1-800-927-9801 ext. 66899
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Michael Groll Matthew B. Stern Willkie Farr & Gallagher LLP 787 7th Avenue New York, New York 10019 (212) 728-8533	Richard D. Truesdell, Jr. Derek J. Dostal Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4674

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED                     , 2023.
PRELIMINARY PROSPECTUS
   Shares
Hamilton Insurance Group, Ltd.
Class B Common Shares
______________________
This is an initial public offering of Class B common shares of Hamilton Insurance Group, Ltd., an exempted company limited by shares incorporated under the laws of Bermuda. We are offering            Class B common shares and the selling shareholders identified in this prospectus are offering            Class B common shares. The selling shareholders have also granted the underwriters an option to purchase up to            additional Class B common shares. We will not receive any proceeds from the sale of Class B common shares by the selling shareholders.
Following this offering, we will have three classes of authorized common shares: Class A common shares, Class B common shares and Class C common shares. The rights of the holders of Class A common shares, Class B common shares and Class C common shares are identical, except with respect to voting and conversion. Each Class A common share and Class B common share is entitled to one vote per share. All Class C common shares have no voting rights, except as otherwise required by law. Our Class A common shares and our Class C common shares will automatically convert into shares of our Class B common shares, on a share-for-share basis, upon transfers following this offering. See “Description of Share Capital” herein for further information.
Prior to this offering, there has been no public market for our Class B common shares. We currently expect that the initial public offering price of our Class B common shares will be between $           and $           per share. We intend to apply to list our Class B common shares on the New York Stock Exchange (the “NYSE”) under the symbol “HG.”
______________________
Investing in our Class B common shares involves risk. See “Risk Factors” beginning on page 27 to read about factors you should consider before buying our Class B common shares.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling shareholders
__________________
(1)Please see the section entitled “Underwriting” for a description of compensation payable to the underwriters.
The underwriters have the option to purchase up to an additional            Class B common shares from the selling shareholders at the initial public offering price, less the underwriting discounts and commissions, within 30 days of the date of this prospectus. We will not receive any of the proceeds from the sale of shares by the selling shareholders upon such exercise.
The underwriters expect to deliver the shares against payment in New York, New York on or about           , 2023.
______________________

Barclays	Morgan Stanley
Prospectus dated           , 2023.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
We, the selling shareholders and the underwriters have not authorized anyone to provide you with different information or to make any other representations, and we, the selling shareholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any information others may give you other than the information contained in this prospectus and any free writing prospectus that we may provide to you in connection with this offering. The selling shareholders are offering to sell, and seeking offers to buy, our Class B common shares only under circumstances and in jurisdictions where it is lawful to do so. Neither we, the selling shareholders nor any of the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside the United States: Neither we, the selling shareholders nor any of the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Class B common shares and the distribution of this prospectus outside of the United States.
i

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MARKET, RANKING AND OTHER INDUSTRY DATA
The data included in this prospectus regarding markets, ranking and other industry information are based on published industry sources, and our own internal estimates are based on our management’s knowledge and experience in the markets in which we operate. Data regarding the industry in which we compete and our market position and market share within this industry are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share within this industry. Our own estimates are based on information obtained from our customers, suppliers, trade and business organizations and other contacts in the markets in which we operate. We are responsible for all of the disclosure in this prospectus, and we believe these estimates to be accurate as of the date of this prospectus or such other date stated in this prospectus. While we believe that each of the publications used throughout this prospectus is prepared by reputable sources, neither we nor the underwriters have independently verified market and industry data from third-party sources. While we believe our internal company research and estimates are reliable, such research and estimates have not been verified by any independent source. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.” As a result, you should be aware that market, ranking, and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. Neither we nor the underwriters can guarantee the accuracy or completeness of any such information contained in this prospectus.
TRADEMARKS, SERVICE MARKS AND TRADE NAMES
We own or license the trademarks, service marks and trade names that we use in connection with the operation of our business, including our domain names. Solely for convenience, any trademarks, service marks and trade names referred to in this prospectus are presented without the ®, SM and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. All trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.
CERTAIN DEFINITIONS
Abbreviations and definitions of certain insurance, reinsurance, financial and other terms used in this prospectus are defined in the “Glossary of Selected Terms” section of this prospectus.
EXCHANGE CONTROLS
We intend to apply for and expect to receive consent under the Exchange Control Act 1972 (and its related regulations) from the Bermuda Monetary Authority (the “BMA”) for the issue and transfer of the common shares to and between residents and non-residents of Bermuda for exchange control purposes, provided that the common shares remain listed on an appointed stock exchange, which includes the NYSE. In granting such consent, neither the BMA nor any other relevant Bermuda authority or government body accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.
SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES
We are a Bermuda exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and the amended and restated bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Some of our directors and officers are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is uncertain whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
our directors or officers under the securities laws of other jurisdictions. However, investors may serve us with process in the United States with respect to actions against us arising out of or in connection with the U.S. federal securities laws relating to offers and sales of the securities covered hereunder by serving Hamilton U.S. Services, LLC, our U.S. agent irrevocably appointed for that purpose.
BASIS OF PRESENTATION
Presentation of Financial Information
References to “Hamilton,” “Hamilton Group,” the “Company,” “we,” “us” and “our” refer to Hamilton Insurance Group, Ltd., together with its consolidated subsidiaries. Amounts in this prospectus and the consolidated financial statements included in this prospectus are presented in U.S. dollars rounded to the nearest thousand, unless otherwise noted. Certain amounts presented in tables are subject to rounding adjustments and, as a result, the totals in such tables may not sum. The accounting policies set out in the audited consolidated financial statements contained elsewhere in this prospectus have been consistently applied to all periods presented.
In 2022, we changed our fiscal year from November 30 to December 31.
Non-GAAP Measures
We present our results of operations in a way that we believe will be the most meaningful and useful to investors, analysts, rating agencies and others who use our financial information to evaluate our performance. Some of the measurements are considered non-generally accepted accounting principles (“non-GAAP”) financial measures under SEC rules and regulations. For example, in this prospectus, we present underwriting income (loss), a non-GAAP financial measure as defined in Item 10(e) of SEC Regulation S-K. We believe that non-GAAP financial measures, which may be defined and calculated differently by other companies, help explain and enhance the understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Where appropriate, reconciliations of our non-GAAP measures to the most comparable GAAP figures are included. For further discussion, see “Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.”

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
PROSPECTUS SUMMARY
This summary highlights certain significant aspects of our business and this offering. This is a summary of information contained elsewhere in this prospectus, is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus, including the information presented under the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and the consolidated financial statements and the notes thereto, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties.
Unless otherwise indicated or the context otherwise requires, references in this Prospectus Summary to “Hamilton,” the “Hamilton Group,” the “Company,” “we,” “our,” and “us” refer to Hamilton Insurance Group, Ltd., together with its consolidated subsidiaries. References to the “selling shareholders” refer to the selling shareholders named in this prospectus.
Our Company
Overview of Our Business
We are a global specialty insurance and reinsurance company founded in Bermuda in 2013. We harness multiple drivers to create shareholder value. These include diverse underwriting operations supported by proprietary technology and a team of over 500 full-time employees, a strong balance sheet, and a unique investment management relationship with Two Sigma Investments, LP (“Two Sigma”). We operate globally, with underwriting operations in Lloyd’s of London (“Lloyd’s”), Ireland, Bermuda, and the United States. We are led by an entrepreneurial and experienced management team that have almost tripled our gross premiums written over the last five years, from $571 million for the year ended November 30, 2018 to $1.6 billion for the year ended December 31, 2022, while also reducing our combined ratio by 22 percentage points. We believe the combined effects of organic premium growth, strategic acquisition, new market developments and continuous platform cost optimization leave us well positioned to capitalize on the favorable market conditions across the lines of business written by our established and scaled underwriting platforms.
We operate three principal underwriting platforms (Hamilton Global Specialty, Hamilton Select and Hamilton Re) that are categorized into two reporting business segments (International and Bermuda):
•International: Accounting for 57% of gross premiums written for the year ended December 31, 2022, International consists of business written out of our Lloyd’s syndicate and subsidiaries based in the United Kingdom, Ireland, and the United States, and includes the Hamilton Global Specialty and Hamilton Select platforms.
◦Hamilton Global Specialty focuses predominantly on commercial specialty and casualty insurance for medium to large-sized accounts and specialty reinsurance products written by Lloyd’s Syndicate 4000 and Hamilton Insurance DAC (“HIDAC”). Syndicate 4000, a leading Lloyd’s syndicate, generates a significant portion of premium from the U.S. Excess & Surplus (“E&S”) market and has ranked among the most profitable and least volatile syndicates at Lloyd’s over the last 10 years.
◦Hamilton Select, our recently launched U.S. domestic E&S carrier, writes casualty insurance for small to mid-sized clients in the hard-to-place niche of the U.S. E&S market. We believe it presents meaningful and profitable growth opportunities in the near to long term, further expanding our footprint in the U.S. E&S market.
•Bermuda: Accounting for 43% of our gross premiums written for the year ended December 31, 2022, Bermuda consists of the Hamilton Re platform, made up of Hamilton Re, Ltd. (“Hamilton Re”) and Hamilton Re US. Hamilton Re writes property, casualty and specialty reinsurance business on a global basis and also offers high excess Bermuda market specialty insurance products, predominantly for large U.S. commercial risks. Hamilton Re US writes casualty and specialty reinsurance business on a global basis.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Our evolution into a specialty insurance and reinsurance company reached a significant turning point in 2018 with the hiring of Pina Albo, our Group CEO and the start of our strategic business transformation (the “Strategic Transformation”). Ms. Albo is a 30+ year veteran in the insurance industry, having served as a member of the Board of Executive Management at Munich Re, where she had a 25-year career, as well as serving on the Board of RGA Reinsurance Company (a Fortune 500 public company) and recently being appointed as the first female Chair of the Association of Bermuda Insurers and Reinsurers. The Strategic Transformation commenced in 2018, when we set a new strategy and business priorities and was propelled by the appointment of an experienced management team focused on employing rigorous risk selection and creating sustainable underwriting profitability. The Strategic Transformation also included enhancing corporate governance, re-underwriting and repositioning our business to increase the focus on casualty and specialty insurance and reinsurance lines, decreasing volatility by reducing our expense ratio and exposure to legacy liabilities, and investing in business-enabling technology. The Strategic Transformation also involved focusing on both profitable organic and inorganic growth and was accelerated in 2019 when we acquired Pembroke Managing Agency and related entities, which included Pembroke Managing Agency (subsequently renamed Hamilton Managing Agency), Lloyd’s Syndicate 4000 and Ironshore Europe DAC (“IEDAC,” subsequently renamed Hamilton Insurance DAC or HIDAC) (all acquired entities hereinafter referred to as “PMA”). This acquisition doubled and diversified our premium base, increased our underwriting expertise and operational capabilities, and provided us with a fully-scaled Lloyd’s platform. As a result of the strategic actions taken in the context of the Strategic Transformation, in the five years since 2018, we increased gross premiums written at a compound annual rate of approximately 30%,1 reduced our combined ratio significantly, optimized the portfolio mix by increasing the contribution from specialty insurance and strengthened our balance sheet. While the Strategic Transformation is complete, we continuously review our portfolio to optimize underwriting returns and opportunities, and drive additional benefits by regular collaboration with our Group Underwriting Committee (“GUC”). We believe Hamilton is consequently well positioned to deliver growth and profitability in the current attractive market environment and across all market cycles.
Our proprietary technology has been a critical part of our Strategic Transformation by enabling the growth of our business and the execution of our strategy. This technology includes a catastrophe modeling and risk accumulation tool (Hamilton Analytics and Risk Platform or “HARP”), a global underwriting submission system (“Timeflow”), an efficient end-to-end specialty insurance underwriting workbench (Multi-line Insurance Toolkit or “MINT”), and a business intelligence and management information system (Hamilton Insights). Unlike many of our peers, we are not burdened by legacy systems and have modernized, cloud-based core platforms, which have enabled us to design and implement our proprietary systems to be a competitive advantage for our business.
The growth of our business is supported by a strong balance sheet. As of December 31, 2022, Hamilton had total assets of $5.8 billion, total invested assets of $3.3 billion and shareholders’ equity of $1.7 billion. Our total invested assets of $3.3 billion includes $1.3 billion of securities in our fixed maturity trading portfolio and short-term investments, or 39% of our total invested assets, with an average credit rating of Aa3 and of which 100% are investment grade. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Cash and Investments” for further detail by investment class. We also enjoy a low debt-to-capital ratio of 7.9% at June 30, 2023, which compares favorably to our peers and provides us with meaningful financial flexibility to execute against our strategy. The Company had a net loss attributable to common shareholders of $98.0 million for the year ended December 31, 2022. Cumulatively, since the inception of the Company to December 31, 2022, our net income attributable to common shareholders was $561.6 million. The Company has demonstrated its ability to withstand catastrophe and other significant loss events across changing market cycles and we believe it is well placed to take advantage of the current hard market conditions. Our prudent reserving approach fortifies our financial position and has resulted in reserve releases every year since inception.2
Our Lloyd’s syndicate benefits from financial strength ratings of “A” (Excellent) from A.M. Best Rating Services, Inc. (“A.M. Best”), “A+” from S&P Global Ratings (“S&P Global”), “AA-” from Kroll Bond Rating Agency (“KBRA”) and “AA-” from Fitch Ratings Ltd. (“Fitch”), all of which are Nationally Recognized Statistical Rating Organizations (“NRSROs”) as defined by the SEC. Our other insurance and reinsurance subsidiaries hold an
1 Gross premiums written from 2018 to 2022 were $571 million, $731 million, $1,087 million, $1,447 million, and $1,647 million, respectively.
2 Excluding the U.S. GAAP accounting impact of a loss portfolio transfer purchased in 2020.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
“A-” (Excellent) rating from A.M. Best and an “A” rating from KBRA, each with a positive outlook. We believe these ratings demonstrate the financial strength of our insurance and reinsurance platforms and facilitate our ability to capitalize on new opportunities with our policyholders, cedants and distribution partners.
Unique Investment Management Relationship with Two Sigma
Our diversified underwriting model is complemented by a unique and long-term investment management relationship with Two Sigma. Founded in 2001, Two Sigma is a premier investment manager with a strong track record and approximately $60 billion of assets under management across affiliates as of April 1, 2023. Driven by a differentiated application of technology and data science, Two Sigma has over 2,000 employees across affiliates, including an experienced and diverse team of over 1,000 employees in research and development.
Two Sigma manages $1.6 billion of our assets as of December 31, 2022 via our investment in the Two Sigma Hamilton Fund. The portion of our total invested assets managed by Two Sigma has declined from approximately 80% in 2018 to approximately 49% in 2022 and are expected to continue to decline naturally as our underwriting platforms and fixed income portfolio grow. The Two Sigma Hamilton Fund is a dedicated fund-of-one managed by Two Sigma with exposures to certain Two Sigma macro and equity strategies.3 The Two Sigma Hamilton Fund has been designed to provide low-correlated absolute returns, primarily by combining multiple hedged and leveraged systematic investment strategies with proprietary risk management, investment, optimization and execution techniques. The Two Sigma Hamilton Fund invests in a broad set of financial instruments and is primarily focused on liquid strategies in global equity, futures and foreign exchange (FX) markets, exchange-listed and over-the-counter (OTC) options (and their underlying instruments) and other derivatives. This liquidity profile fits well with our business, while also providing the benefit of access to a dedicated fund-of-one.
Two Sigma has broad discretion to allocate invested assets to different opportunities. Its current investments include Two Sigma Futures Portfolio, LLC (“FTV”), Two Sigma Spectrum Portfolio, LLC (“STV") and Two Sigma Equity Spectrum Portfolio, LLC (“ESTV”). The Two Sigma Hamilton Fund’s trading and investment activities are not limited to these systematic (and certain non-systematic) investment strategies and proprietary risk management, investment, optimization, and execution techniques (collectively, the “Techniques”) and the Two Sigma Hamilton Fund is permitted to pursue any investment strategy and/or Technique that Two Sigma determines in its sole discretion to be appropriate for the Two Sigma Hamilton Fund from time to time. In any given period, the performance of these individual portfolios may vary materially; however, the performance and risk profile of the Two Sigma Hamilton Fund is monitored at the overall fund level, rather than at the portfolio level. This is consistent with the manner in which investment management fees and performance incentive allocations are determined (i.e., fees and performance incentives are determined on by the overall performance of the fund, rather than the performance of each portfolio).
We have entered into a Commitment Agreement (defined below) with Two Sigma, which includes a bilateral rolling three-year commitment period that automatically renews each year, until a non-renewal notice is provided by either party. The historical returns of the funds managed by Two Sigma (including the Two Sigma Hamilton Fund) are not necessarily indicative of future results. Two Sigma Hamilton Fund produced returns, net of investment management fees and performance incentive allocations, of 4.6%, 17.7% and (4.6%) for each of the years ended December 31, 2022 and November 30, 2021 and 2020, respectively. Two Sigma Hamilton Fund produced returns, net of investment management fees and performance incentive allocations, of 2.1% and 10.6% for the six months ended June 30, 2023 and 2022, respectively. Hamilton pays arm’s-length management and incentive fees under this agreement. Our annualized return of 12.8% from 2014 to 2022 from the Two Sigma Hamilton Fund is net of these fees and incentive allocations. See “Risk Factors—Risks Related to Our Investment Strategy—We do not have control over the Two Sigma Hamilton Fund” for more information.
3 For the avoidance of doubt, Two Sigma serves as the investment manager of the Two Sigma Hamilton Fund. The Company is not a client of Two Sigma pursuant to the Investment Act of 1940, as amended.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Our ESG Principles
Good corporate citizenship underscores everything we do. Our environmental, social, and corporate governance (“ESG”) approach is based on being a responsible corporate and global citizen and was affirmed through two separate external assessments.
We apply a four-pillar philosophy across all areas of our business:
1.Accountability: We focus on employing equitable governance and oversight in an effort to ensure the best outcome for all of our stakeholders.
2.Social Impact: We have an inclusive culture underpinned by teamwork and collaboration. As part of that, we have had an engaged and active Diversity, Equity and Inclusion (“DEI”) Committee since 2018, made up of employee representatives from each of our key locations, across functions and seniority. We also have a diverse senior management team, with three of four of our group & underwriting platform CEOs being women. Notably, 45% of our Group Executive team and approximately 40% of our underwriting and claims leaders are female.
3.Underwriting: We are supportive of companies that are involved in the transition to alternative energy sources such as renewable energy, including wind and solar, and rolled out ESG-specific underwriting guidelines in the third quarter of 2022.
4.Investments: We strive to deploy our invested capital responsibly with established guidelines that are regularly monitored to align with our corporate values. Our investment managers are guided by the United Nations Principles for Responsible Investment.
Our Competitive Strengths
We believe that our corporate tagline, “In good company” embodies who we are as an organization. As a good corporate citizen, we strive to ensure that everyone we interact with – our clients and business partners, our people, our shareholders and the communities we serve – feel they are in good company with Hamilton. Our promise is enhanced by the strengths of our differentiated business model, which includes:
Scaled, diversified, and global specialty insurance and reinsurance operations
The scale we have built since inception provides significant competitive advantages in the global markets we serve. We have grown our book both organically when market conditions were favorable, through product expansion and increasing client and broker channel distribution and inorganically, through the strategic acquisition of PMA in 2019.
Our business mix is well-balanced between insurance and reinsurance, and is diversified across geographies, risks, clients and products, with a majority of our business coming from specialty and casualty lines. Since 2018, our portfolio has evolved from 32% to 57% insurance, with reinsurance declining from 68% to 43% based on premium volume. For the year ended December 31, 2022, we recorded $1.6 billion of gross premiums written through our three principal underwriting platforms, with access to key markets around the world.
We believe that the scale and breadth of our book of business, our multiple underwriting platforms and product offerings allows us to dynamically respond to and manage market cycles, thus providing for more consistent performance and reduced volatility. We expect our recently launched Hamilton Select platform will continue to add business diversification and growth in the profitable hard-to-place niche of the U.S. E&S market, as well as the other markets they serve. Hamilton Global Specialty and Hamilton Re will also provide growth prospects in the U.S. E&S market. Overall, we believe our disciplined approach to scale, risk assessment, and diversification enables us to deliver on our goals of long-term profitability.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Disciplined and data-driven underwriting approach
Our underwriting platforms are each led by teams of experienced underwriters who are specialized in their product areas and able to set terms and conditions in several lines of business. Their expertise is supplemented by our strong technical tools, which provide the insights that enable our underwriters to intelligently price and structure our products and portfolio, maintain diversification, and in turn deliver attractive risk-adjusted profitability. Our underwriters adhere to a disciplined underwriting philosophy and guidelines, seeking to underwrite only profitable risks. Our underwriters regularly review their books of business, to ensure they are growing in the most profitable areas and restructure or do not renew underperforming accounts, thus optimizing our business portfolio. They benefit from quarterly discussions with our GUC which also reviews underwriting results, suggests strategic portfolio shifts, reviews risk appetites and tolerances for new and existing products and considers emerging risks and mitigation strategies together with our underwriting and executive leadership. Our review and risk selection processes are enhanced by our business intelligence and global management information system, Hamilton Insights, which is being expanded to provide all our underwriters with real-time data and self-service report generation to inform their underwriting decisions. Examples of the portfolio enhancing measures undertaken in the context of our Strategic Transformation since 2018 include: the launching of Hamilton Select and Hamilton Re US, growth of professional insurance lines, the strategic purchase of a Loss Portfolio Transfer (“LPT”) in 2020 on certain casualty risks for Lloyd’s Years of Account (“YOA”) in 2016, 2017 and 2018 and exit/remediation of unprofitable lines of business (e.g., agriculture and property binder business). The platforms have also benefited from group-wide, third-party best practice reviews commissioned by our GUC and the fact that variable compensation is tied primarily to underwriting profitability.
We actively manage our risk exposure on a centralized basis in order to allocate capital efficiently and optimize our returns. For example, we monitor tolerances for natural catastrophe risks utilizing probable maximum loss (“PMLs”) for multiple regions and perils and we have reduced our PMLs as a result of proactive portfolio management. We believe our average annual current year natural catastrophe losses as measured as a percentage of tangible book value were lower than those of many of our peers as a direct result of these actions for the five-year period from 2018 to 2022. We now see an opportunity to strategically deploy PML capacity to gain access to well-priced property insurance and reinsurance business as well as other profitable non-property lines of business.
Our methodical and disciplined approach to underwriting, bolstered by our experienced underwriting talent, collaboration with our GUC, strong analytics platforms, and the actions taken as part of the Strategic Transformation have resulted in a reduction in our combined ratio by 22 percentage points since 2018. Our combined ratio for the year ended December 31, 2022, adjusted for Ukraine losses, was 96.4%. Additionally, the combined ratio for our International Segment for the year ended December 31, 2022, adjusted for Ukraine losses, was 92.5% and the combined ratio for our Bermuda Segment for the year ended December 31, 2022, adjusted for Ukraine losses, was 101.0%. In addition, through responsible management actions and technological efficiencies, we have reduced our expense ratio by 4 percentage points since 2019.
Separately, the Company’s combined ratio was 87.7% and 87.9% for the three months ended December 31, 2022 and March 31, 2023, respectively. The International Segment’s combined ratio was 90.9% and 89.1% for the three months ended December 31, 2022 and March 31, 2023, respectively and the Bermuda Segment’s combined ratio was 83.6% and 86.9% for the three months ended December 31, 2022 and March 31, 2023, respectively.
Proprietary technology infrastructure
Underpinning our business is sophisticated proprietary technology and analytics platforms. Unburdened by legacy systems, our technological capabilities enable operational efficiencies as we continue to scale and allow for nimble decision-making in a competitive marketplace.
We have built proprietary systems including HARP, a catastrophe modeling and portfolio accumulation management platform used for all our natural catastrophe-exposed risks. Reflecting decades of industry experience, HARP enables precise modifications and loads to be applied to vendor catastrophe model results to produce the Hamilton View of Risk (“HVR”), the basis upon which all of our catastrophe modeling and accumulation management is conducted. HARP produces rapid management information and portfolio analytics to aid decision-

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making, and supports structural features such as reinstatement premium protections, cascading layers and trailing deductibles that many third-party systems are unable to handle. We believe HARP is one of the most sophisticated and user-friendly risk and exposure management systems in the industry.
The HVR enables us to manage natural catastrophe risk on a consistent basis, including pricing, underwriting, reserving, planning, capital modelling and accumulation management decisions. We believe that HVR is materially complete and appropriate to the current risk landscape. We accomplish this through vendor catastrophe models that serve as a baseline and our proprietary tools, the mainstay of which is HARP, that allow us to make a number of significant adjustments, and our model intelligence team that evaluates models and recommends changes. HVR utilizes a long-term trend in its baseline and adjusts it to consider a combination of short-term variability such as warm sea-surface temperature, non-modeled perils, secondary uncertainty and severity loads (such as missing exposures, loss adjustment expenses, and potential model miss). In aggregate, HVR produces loss estimates materially in excess of those provided by the baseline vendor models, but nonetheless may not be predictive of catastrophic events.
Our proprietary suite of technology also includes Timeflow (a global underwriting submission system), which enables us to digitize our submission intake process and orchestrate data entry across multiple systems, MINT (an underwriting workbench), which will, when fully deployed, enable our underwriters at Hamilton Select to fully digitize the quote/bind/endorsement process and Hamilton Insights (our business intelligence and management information system), used by underwriters to gain insights on our business and make informed decisions.
Differentiated asset management capabilities with Two Sigma to further enhance returns
We have a unique asset management strategy as our investment-grade fixed income investment portfolio is complemented by our separate portfolio managed by Two Sigma within the Two Sigma Hamilton Fund. Our ability to generate positive risk-adjusted yields through our complementary investment portfolios differentiates us from our peers who generally only have traditional investment allocations, concentrated primarily in investment-grade, long-only fixed income securities.
The Two Sigma Hamilton Fund is designed to provide low-correlated absolute returns and high liquidity. Two Sigma seeks to control risk systematically through the use of proprietary portfolio management and risk management systems and techniques. From 2014 to 2022, the Two Sigma Hamilton Fund produced an annualized return on invested assets of 12.8%, net of fees and incentive allocations. Our current allocation to the Two Sigma Hamilton Fund is approximately half of our invested assets. Our fixed income portfolio consists of traditional investment-grade fixed income securities which are conservative, fixed maturity and short-term investments (average credit rating of “Aa3” and duration of 3.2 years at December 31, 2022) and are managed by two other third-party investment managers. We believe that this balanced approach and unique access to the Two Sigma Hamilton Fund allows us to optimize our investment returns and drive additional shareholder returns that complement our underwriting operations.
Strong balance sheet with significant financial flexibility
As of December 31, 2022, we had consolidated GAAP shareholders’ equity of $1.7 billion, with limited intangibles. Our financial leverage ratio was 7.9% at June 30, 2023, which is meaningfully below many of our competitors. Our capital position is enhanced by a highly liquid investment strategy, with assets in the Two Sigma Hamilton Fund diversified across investment strategies, instruments and thousands of positions in liquid global markets. Over 95% of the Two Sigma Hamilton’s positions are level 1 assets as classified by ASC 820.
The Company had a net loss attributable to common shareholders of $98.0 million for the year ended December 31, 2022. Cumulatively, since the inception of the Company to December 31, 2022, our net income attributable to common shareholders was $561.6 million. The Company has demonstrated its ability to withstand catastrophe and other significant loss events across changing market cycles and we believe it is well placed to take advantage of the current hard market conditions.
Our balance sheet is supported by our robust reserve position, which is comfortably above the estimate of our external actuarial selected indications. Because we commenced operations in 2013, did not assume the loss and loss

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
adjustment expense (“LAE”) reserves predating 2019 from the acquisition of PMA and purchased an LPT in 2020 on certain casualty risks for Lloyd’s YOA in 2016, 2017 and 2018, we have less exposure to legacy liabilities than many of our competitors. We have also posted favorable prior year reserve development since inception, averaging an annual release of 2.7 loss ratio points.4
Our Lloyd’s syndicate benefits from financial strength ratings of “A” (Excellent) from A.M. Best, “A+” from S&P Global, “AA-” from KBRA and “AA-” from Fitch, all of which are NRSROs as defined by the SEC. Our other insurance and reinsurance subsidiaries hold an “A-” (Excellent) rating from A.M. Best and an “A” rating from KBRA, each with a positive outlook. Maintaining strong ratings helps us demonstrate our financial strength to our policyholders, cedants and distribution partners and continues to unlock business.
Highly entrepreneurial and experienced leadership team fostering a distinctive and attractive culture
We consider ourselves a magnet for talent at all levels. Our executive officers are highly qualified and have an average of more than 20 years (and collectively over 230 years) of relevant experience in insurance and reinsurance. We are led by our Group Chief Executive Officer, Pina Albo, who has over 30 years of industry experience and was previously a Member of the Board of Executive Management of Munich Re, and the first North American woman to hold such a role. Several of our executive officers have long histories of working together at other organizations and have held senior management positions at large, established carriers. Members of our executive and management team have joined us from a number of reputable carriers such as AIG, AXIS, Chubb, CNA, Everest, Kinsale, Munich Re, Partner Re and Renaissance Re.
Our corporate tag-line, “In good company” underpins our employee value proposition and embodies our inclusive, entrepreneurial, and collaborative culture which drives our success in recruitment, development and retention of leading industry talent. Based on our most recent bi-annual engagement pulse survey, 84% of our workforce say that Hamilton is a great place to work, and 91% say we collaborate across teams to get the job done. Underscoring our culture is a strong commitment to DEI. Notably, 45% of our Group Executive team and approximately 40% of our underwriting and claims leads are female.
Our Strategy
We are a global specialty insurance and reinsurance company enhanced by data and technology, focused on producing sustainable underwriting profitability and delivering significant shareholder value. We intend to keep growing our diverse book of business by responding to changing market conditions, prudently managing our capital, and driving sustainable shareholder returns. The key pillars of our strategy include:
Prudently managing capital across different underwriting cycles
We seek to prudently manage our capital with the objective of effectively navigating different market conditions and generating strong underwriting margins throughout all market cycles. Our scaled and diversified platforms and product offerings, and our broad industry relationships provide significant opportunity to underwrite our chosen classes of property, casualty and specialty insurance and reinsurance as market opportunities arise. Leveraging our disciplined underwriting approach, balance sheet strength and flexibility, and real-time technology prowess, we can respond dynamically to capture opportunities as markets evolve.
We believe the current market conditions for insurance and reinsurance are favorable for all our underwriting platforms, and particularly favorable for property-exposed reinsurance lines. Given our broad product offering, we believe Hamilton Re is particularly well positioned to increase our writings across multiple lines of business and to negotiate attractive program structures as well as favorable terms and conditions. Hamilton Global Specialty is also capitalizing on current positive market conditions across its specialty insurance and reinsurance offerings. For example, our political violence team is currently growing its portfolio in an environment with much stronger pricing and improved terms and conditions, given much greater demand for that product. We have also entered new lines of business where we see opportunity, such as the recent addition of marine hull. Hamilton Select is also benefiting from the increased flow of business and favorable market conditions in the U.S. E&S market where it is focused.
4 Excluding the U.S. GAAP accounting impact of a loss portfolio transfer purchased in 2020.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
We believe our approach to managing capital across market cycles will allow us to grow our capital and fund the continued scaling of our business with our own resources. Our prudent approach to capital management may also allow us to return excess capital to investors over time, which may take the form of ordinary dividends, special dividends or share buybacks.
Driving sustainable underwriting profitability
One of our key strategic priorities is to produce sustainable underwriting profitability on the business we write and we believe we are well-positioned to do so following the Strategic Transformation. Our data-driven and disciplined underwriting processes position us to intelligently price and structure our products and our business portfolio. Our experienced underwriting, actuarial and catastrophe modeling teams rely on our strong technical tools and insights to inform underwriting decisions and drive additional benefits by regular collaboration with our GUC.
We maintain trusted and long-standing relationships with our clients and brokers, who we believe will continue to provide us with increased access to attractive business. Our disciplined underwriting approach has resulted in a reduction in our combined ratio by 22 percentage points since 2018 and improvement in our expense ratio every year since 2019. We expect to continue to leverage our robust underwriting processes, highly experienced teams, broad access to clients and brokers and real time analytics to address our clients’ needs and to garner attractive opportunities across all our underwriting platforms.
Pursuing disciplined and opportunistic growth across all Hamilton Platforms
We see growth opportunities in both the insurance and reinsurance markets in which we operate and intend to pursue disciplined growth across all our underwriting platforms. In recent years the E&S market has benefited from a strong rate environment and increased submissions as business has shifted into the non-admitted market from the admitted market. Non-admitted insurers are able to cover unique and hard-to-place risks because they have flexibility of rate and form and can accommodate the unique needs of insureds who are unable to obtain coverage from admitted carriers.
We access the attractive U.S. E&S insurance market via all three of our underwriting platforms.
•Hamilton Global Specialty writes E&S business on both its Lloyd’s and HIDAC platforms. It is an established specialty insurance market with specialized underwriting talent and strong broker and client relationships across the casualty, specialty and property insurance lines and is well positioned for growth in this market.
•Hamilton Re is also well positioned for scalable growth in the U.S. E&S insurance market given strong market conditions, with established teams in place for property insurance, excess casualty insurance and the newly-launched financial lines insurance.
•Hamilton Select, launched in 2021, further increases our access to the U.S. E&S insurance market at an opportune time. Hamilton Select plans to grow in the hard-to-place niche of the E&S market focused on small to medium sized risks, a segment which is expected to produce profitable results in all market cycles. Hamilton Select has a leadership and underwriting team with experience in its chosen hard-to-place niche from Kinsale as well as other recognized companies and also benefits from extensive distribution relationships in this attractive market segment.
We believe the access our three underwriting platforms have to U.S. E&S insurance business will allow us to build a robust and diversified book of business and achieve our profitable growth objectives throughout various market cycles.
Reinsurance business offers a particularly attractive opportunity given the favorable rating environment and reduction of capacity at this time in the cycle and is expected to accelerate growth opportunities for us in the near term. A number of factors, including economic and social inflation, combined with rising interest rates and increases in the frequency and severity of natural catastrophe events in recent years, have created a supply/demand imbalance and are driving the most favorable market conditions seen in decades. We are a recognized market with deep client

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
and broker relationships and have low counter-party credit concentration with many of our insurance partners, providing ample headroom for us to grow. We are well positioned to deploy capital quickly, efficiently and profitably through writing more reinsurance business, as well as retaining more of our own business.
Generating strong risk-adjusted returns for shareholders
Our strong, sustainable underwriting operations are complemented by our unique investment portfolio, which consists of (i) the Two Sigma Hamilton Fund, which has produced an annualized return of 12.8% from 2014 to 2022, net of fees and incentive allocation, and (ii) our investment grade fixed income portfolio which is currently benefiting from strong interest rates. We plan to continue to optimize our investment portfolio through a balanced allocation of invested assets and maintain the flexibility to adjust this allocation as needed. We believe our strategy of disciplined underwriting growth, balanced with our investment platform, will drive our ability to create shareholder value.
Our Market Opportunity
We believe we have significant opportunities to capture profitable risk-adjusted returns from sustained favorable property and casualty insurance and reinsurance market conditions due to our scale, disciplined underwriting, and financial and operating flexibility as well as our low counterparty credit concentration. The global macroeconomic and social environment continues to drive favorable demand for insurance and reinsurance products. Increased interest rates have resulted in mark-to-market losses in investment portfolios, causing several of our competitors to recognize balance sheet impairments, thereby reducing their underwriting capacity. In recent years, rate increases have been required to keep pace with the increased frequency and severity of natural catastrophe events globally, which has been impacted by changing weather patterns, inflation, increased geopolitical tensions and other risks that have grown or emerged. As a result, the global commercial insurance industry has seen 22 consecutive quarters of price increases. We believe that the combination of these factors, particularly those listed below, will continue to drive market opportunities for our business:
•Continued growth of the E&S market: We access the attractive U.S. E&S market via all three of our underwriting platforms and believe that such access to U.S. E&S business will allow us to build a robust and diversified book of business and achieve our profitable growth objectives throughout various market cycles. The non-admitted U.S. insurance market, also known as the U.S. E&S or surplus lines market, is experiencing a period characterized by surging growth and attractive rates and terms and conditions. E&S insurance focuses on insureds that generally cannot purchase insurance from standard market or admitted market insurers due to perceived risk related to their businesses. E&S carriers are generally permitted to craft the terms of the insurance contract to suit the particular risk they are assuming. Also, E&S carriers are, for the most part, free of rate regulation. More specifically:
◦Most states require an agent to seek coverage from the standard or admitted market and verify they were declined by that market before they may seek coverage from the surplus lines market through a licensed surplus lines broker. This process is often referred to as “diligent effort.” Additionally, some states use “export lists” to regulate the flow of business between the admitted and non-admitted markets. An export list outlines the types of insurance products and coverages the state allows to go to the surplus lines market without a diligent search of the standard market.
◦Standard market carriers are generally required to use approved insurance forms and to charge rates that have been authorized by or filed with state insurance departments; they are backed by a state guarantee fund. U.S. E&S business is not backed by any state’s guarantee fund, and in many states may only write coverage for an insured after they have been denied coverage by the standard market and signed declarations stating that the insured is aware that it will not have access to any state guarantee funds should these subsidiaries be unable to satisfy their obligations. Consequently, Hamilton Select, Hamilton Global Specialty and Hamilton Re may be able to provide more restrictive coverage and thereby limit exposure to loss by either excluding coverage or providing a sub-limit on coverage. As coverage is not available in the standard market, non-admitted carriers may be able to charge premiums exceeding the standard market risk charge for a narrower scope of coverage. The

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
non-admitted market coverage form is typically modified to address the specific risk characteristics of accounts that are pushed out of the admitted market, and the pricing is adjusted to reflect the elevated risk potential. The non-admitted market policy wording may be modified to further restrict and limit coverage, and the pricing may be surcharged to account for the elevated risk for these distressed commercial accounts. It is management’s belief that non-admitted business is expected to produce profitable results in all market cycles.
◦Recently, there has been a persistent flow of business from the admitted market into the non-admitted E&S channels, resulting generally in compound rate increases across the E&S market in the United States. In addition, the macroeconomic and social environment continues to drive demand for specialized insurance solutions due to both increasing and more complex risks. Based on publicly available industry data, the growth of the U.S. E&S market has outperformed the property & casualty industry average over the last five years. We have capitalized on this growth via the insurance products offered by both our Hamilton Global Specialty and Hamilton Re platforms for some time, and most recently, with the launch of our Hamilton Select platform. Hamilton Select operates exclusively in the U.S. E&S market, offering insurance to small to mid-sized hard-to-place commercial risks, an attractive niche of the E&S market.
•Greater demand for insurance and reinsurance from our clients because of the macroeconomic environment: Global economic and industrial development, greater product awareness and distribution, economic and social inflation and increases in natural catastrophes and geopolitical tensions, such as the conflict in Ukraine, continue to drive an increase in our clients’ need for insurance and reinsurance products underwritten by strong, trusted companies. While we are no longer covering the Ukraine/Russia conflict due to policy exclusions, opportunities have arisen in the lines of business that were impacted by the conflict, such as aviation, war and terror, and marine and energy. These lines of business are generally written on a worldwide basis and have seen higher pricing and more favorable terms and conditions since the Ukraine/Russia conflict started in February 2022.
•Hard market with attractive pricing and investment environment for the medium term: Significant annual industry-wide losses since Hurricanes Harvey, Irma and Maria in 2017, including the coronavirus (“COVID-19”) pandemic, the ongoing conflict in Ukraine and more recently Hurricane Ian in 2022, have led to significant year-on-year rate increases across multiple classes of business including property catastrophe, casualty and specialty lines. Many insurers that sustained increased losses have reevaluated their portfolios and exited certain classes of business, creating a shortfall of capacity in certain lines and new opportunities for us. We believe that the hard market conditions will continue to provide opportunities for us to capitalize on these favorable conditions as well as provide access to new business and clients, and achieve significant rate increases and improved terms and conditions, while allowing us to maintain disciplined risk selection. In addition, we believe that increased interest rates in our fixed income portfolio, as well as our exclusive access to Two Sigma investment strategies, will allow us to complement our underwriting income with attractive investment returns.
•Need for strong and experienced counterparties given limited capacity: Some of our competitors with sustained and increased underwriting losses or reduced balance sheet capacity have exited or reduced writing in selected lines of business, causing a supply dislocation in the market relative to the growing demand for risk capacity in certain lines such as property insurance and reinsurance. We are a valued, established and proven industry partner and, given the strength and flexibility of our balance sheet, the breadth of our product offerings, our low counterparty credit concentration and our recognized and experienced team, we have the ability to expand our business where opportunities arise. Our growing and extensive client and broker relationships, the clarity of our risk appetite and the consistency of our approach resonates well with our business partners and we believe will afford us increased access to attractive new business. In light of this, we believe we can continue our proven track record of being responsive to our clients’ needs, while maintaining disciplined underwriting and risk-adjusted returns for our shareholders.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Our Business
We operate three principal underwriting platforms, categorized into two reporting business segments: International and Bermuda. Our three underwriting platforms, with dedicated and experienced leadership, provide us with access to diversified and profitable key markets around the world. Across these global operations, we generated $1.6 billion of gross premiums written for the year ended December 31, 2022.
The following charts represent our gross premiums written by reporting segment, insurance and reinsurance mix, and class of business for the year ended December 31, 2022:

Gross Premiums Written: By Segment	Gross Premiums Written: Insurance / Reinsurance	Gross Premiums Written: Class of Business

For a full description of our business, see the section entitled “Business” on page 150.
International

Gross Premiums Written: Class of Business	Gross Premiums Written: Insurance / Reinsurance

Our International Segment includes both the Hamilton Global Specialty and Hamilton Select platforms.
Hamilton Global Specialty focuses predominantly on commercial specialty and casualty insurance products for medium to large-sized accounts and specialty reinsurance for a variety of global insurance companies. Its business is distributed via Lloyd’s Syndicate 4000 and HIDAC in Ireland.
Hamilton Select, our recently launched U.S. domestic E&S carrier, writes casualty insurance for small to mid-sized commercial clients in the hard-to-place niche of the U.S. E&S market. Hamilton Select does not write any property business.
Across the International Segment, insurance business made up approximately 90% of gross premiums written, while specialty reinsurance makes up approximately 10% at December 31, 2022.
Property business written by Hamilton Global Specialty accounted for 13% of gross premiums written as of the year ended December 31, 2022. Our underwriting strategy is to minimize catastrophe exposure. The property book

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
is predominantly made up of U.S. E&S insurance business with a weighting in favor of the industrial and commercial sectors, binding authority business, comprising non-standard commercial and residential risks, and specialist sectors, including terrorism, power generation, engineering and nuclear risks. The property insurance book is written on both a direct and facultative basis, as well as through a specialist property binders division.
Casualty business within our International Segment accounted for 50% of gross premiums written as of the year ended December 31, 2022. Key casualty products include:
•Financial Lines: Our financial lines book targets corporate entities rather than retail exposure. It covers a broad range of financial institutions globally including, but not limited to, asset managers, funds, building societies, financial exchanges, retail and commercial banks, private equity and venture capital firms.
•Professional Lines: Our professional lines book covers international professional indemnity (“PI”), U.S. PI, medical malpractice and directors & officers (“D&O”). It is delivered through a mixture of multi-class facilities for small businesses or via bespoke products designed for more specialized risks.
•Environmental: We help manage risks in the areas of pollution liability – aimed at safeguarding business owners from pollution claims arising from a variety of environmental threats related to liability from managing, leasing or owning real estate assets, professional liability, contractors pollution liability, commercial general liability, and manuscript solutions.
•Excess Casualty: Our industry class offering is broad and includes Fortune 500/1,000 and other companies across a large spectrum. We also provide cover for U.S. construction companies for both practice and project-specific policies over a wide range of construction from mid-size commercial projects to major infrastructure projects. We target U.S.-domiciled entities with U.S. and global exposures.
•Cyber: Our cyber book is global and focused on financial institutions, utilities, retailers, and the healthcare and hospitality industries. It includes cyber liability as well as optional coverage including technology errors and omissions, payment card industry fines and penalties, cybercrime, and fraudulent instruction.
Specialty business within our International Segment accounted for 37% of gross premiums written as of the year ended December 31, 2022. Key specialty products include:
•Accident & Health (“A&H”): Our A&H book includes individual and group accidental death and disability, worldwide excess of loss, medical expenses and kidnap and ransom cover.
•War and Terrorism: Our war and terrorism book offers cover for physical loss or damage and business interruption from terrorism, riots strikes and civil commotion and from war. It is written on a worldwide basis. We also cover Political Risk / Political Violence (“PR/PV”) which covers confiscation and contract frustration and trade credit on a worldwide basis.
•Fine Art & Specie: Our fine art & specie book includes specie & fine art and high value cargo. It is written via a selective number of specialist partners and also through Hamilton’s consortium which writes on behalf of third-party capital, providing additional capacity as required.
•Marine/Energy: Our marine and energy book includes both traditional marine liability and energy liability. This product area includes international onshore and offshore energy business.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Bermuda

Gross Premiums Written: Class of Business	Gross Premiums Written: Insurance / Reinsurance

Our Bermuda Segment encompasses the Hamilton Re platform on which we write property, casualty and specialty reinsurance business on a global basis as well as high excess insurance products, predominantly to large U.S.-based commercial clients. Hamilton Re US writes casualty and specialty reinsurance business predominantly for U.S.-domiciled insurers. Reinsurance business accounted for 86% of gross premiums written as of the year ended December 31, 2022, while insurance business accounted for 14%. Our reinsurance business is written on either a proportional or on an excess of loss basis.
Property business written by Hamilton Re accounted for 43% of gross premiums written as of the year ended December 31, 2022. The property reinsurance business provides proportional, aggregate, excess of loss and retrocessional products on a global basis, which generally cover natural and man-made catastrophes. Hamilton Re’s property insurance business provides both insurance and facultative coverage for business interruption, machinery breakdown, natural perils, and physical loss or damage globally, and predominantly to large U.S.-based commercial clients.
Casualty business in our Bermuda Segment is written by both Hamilton Re and Hamilton Re US and accounted for 37% of gross premiums written as of the year ended December 31, 2022. It is comprised of both insurance and reinsurance business. Casualty insurance business is written in Bermuda only, and exclusively on an excess of loss basis. Casualty reinsurance business is written by both the Hamilton Re and the Hamilton Re US teams and is written on a proportional and excess of loss basis covering worldwide exposures. Key casualty products include:
•General Liability: We protect a wide variety of general liability covers including premises, products completed operations and liquor liability. We offer treaty capacity globally on a proportional and excess of loss basis.
•Umbrella & Excess Casualty: We protect umbrella and excess casualty programs written on occurrence, claims-made or integrated-occurrence bases. We offer treaty capacity globally on a proportional and excess of loss basis.
•Professional Liability: We protect a wide variety of professional lines, including D&O, employment practices liability, lawyers’ professional liability, and errors and omissions liability. We offer treaty capacity on pro rata and excess of loss bases. Our coverage is worldwide with an emphasis on North America.
•Workers’ Compensation & Employers’ Liability: We protect workers’ compensation and employers’ liability cover globally on both a proportional and excess of loss basis.
•Personal Motor: Our product protects motor liability, property damage and personal accident for all types of motor policies. We offer treaty capacity on a proportional, excess of loss or retrocessional basis. Our current emphasis is in the United Kingdom.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Specialty business accounted for 20% of gross premiums written as of the year ended December 31, 2022. The book is comprised of reinsurance only and covers several sub-classes, written on both a proportional and excess of loss basis. Key specialty products include:
•Aviation & Space: Our aviation & space book covers airline, airport, aerospace, satellite launches and orbits, and general aviation risks globally on a proportional, excess of loss or retrocessional basis.
•Marine/Energy: Our marine and energy book covers a broad portfolio of global marine and energy risks, including marine hull, marine liability including international group, cargo, and upstream, midstream and downstream energy risks which are on a proportional, excess of loss or retrocessional basis.
•Crisis Management: Our crisis management book covers risks associated with war, terrorism and political violence. We also have the capacity to offer risks associated with contingency, piracy and kidnap and ransom cover. Our products can be provided globally on a proportional or excess of loss basis.
•Mortgage: We provide excess of loss reinsurance predominantly to government-sponsored entities of U.S. residential mortgages.
•Financial Lines: Financial lines reinsurance includes political risk, trade credit, surety and other credit-related products. We offer proportional, excess of loss, stop loss or retrocessional capacity on a worldwide basis.
Our Distribution Channels
Our insurance and reinsurance business is primarily sourced through wholesale and retail brokers worldwide, including Aon, Marsh McLennan, WTW, AJ Gallagher and a number of other U.S., Bermuda and London market wholesale brokers. Some of our products, such as those in our accident and health account, are also distributed through managing general agents (“MGAs”) and managing general underwriters (“MGUs”). We believe our distribution relationships are differentiated and strengthened by the knowledge and experience of our senior management team and the long history of industry partnerships they have developed over many years.
Our International Segment writes business through several large national and international brokers and a number of smaller specialized brokers. Our 10 largest brokers accounted for an aggregate of approximately 59% of gross premiums written in 2022, with the largest broker, Marsh McLennan, accounting for approximately 15% of gross premiums written. The second largest broker, Aon, accounted for approximately 10% of gross premiums written.
Our Bermuda Segment business is accessed through wholesale and reinsurance brokers. The largest broker, Marsh McLennan, accounted for approximately 41% of gross premiums written. The second-largest broker, Aon, accounted for approximately 30% of gross premiums written in 2022.
Outwards Reinsurance and Retrocession
We strategically purchase reinsurance and retrocession from third parties, which enhances our business by protecting capital and reducing our exposure to volatility from adverse claims events (either large single events or an accumulation of related losses). For example, we seek to limit our exposure to no more than 17.5% of our shareholders’ equity to a 1 in 100-year Atlantic Hurricane event (i.e., the largest single Atlantic Hurricane event in a calendar year with a probability of 1/100). We use outwards reinsurance and retrocession to help us achieve this target.
Based upon HVR, we have modelled that the probability of a single event exhausting the full limit of our core outwards excess of loss property catastrophe coverage for the remainder of 2023 is approximately 1%. We also have the ability to adjust our models for the potential increase in frequency of these events. Our catastrophe modeling and accumulation management in respect of natural catastrophe exposures is managed within our proprietary platform, HARP, and is performed using the HVR. The HVR incorporates bespoke loads and adjustments at various levels of granularity, which in aggregate represents a material load over and above the loss exposure produced from the unadjusted vendor models that we use. The adjustments include allowance for the potential for increased frequency

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and severity of natural catastrophes over time, as well as for several other factors that could cause us to be exposed to increasing claims trends from natural catastrophes. See “––Our Competitive Strengths––Proprietary technology infrastructure” for additional information on the HVR.
Our reinsurance purchases include a variety of quota share and excess of loss treaties and facultative placements. In 2022, we ceded 32% of premium from the International Segment and 18% from the Bermuda Segment.
We carefully manage our counterparty credit risk by selecting outwards partners of adequate financial strength. For the outwards program placed for 2023, all of the effective outwards limit is ceded to reinsurers and retrocessionaires with a credit rating of “A-” (Excellent) by A.M. Best (or an equivalent rating by S&P Global), or better, or who are collateralized.
Our Organizational Structure and Corporate History
Hamilton Insurance Group, Ltd. (“HIG”), is a Bermuda-headquartered company, whose subsidiaries and syndicates underwrite insurance and reinsurance risks on a global basis through two reporting segments: International and Bermuda. Within the reporting segments there are three principal underwriting platforms: Hamilton Global Specialty, Hamilton Select and Hamilton Re.
HIG, the ultimate group holding company, was incorporated on September 4, 2013, under the laws of Bermuda. Our website address is www.hamiltongroup.com. Information contained on, or that can be accessed through, our website is not part of and is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.
International
Our London operations are comprised of Hamilton Managing Agency Limited (“HMA”), a Lloyd’s managing agency, which manages our wholly aligned Syndicate 4000. Syndicate 4000 operates in the Lloyd’s market and underwrites property, casualty and specialty insurance and specialty reinsurance business on a subscription basis. Syndicate 3334, which was managed by HMA, was closed by way of a reinsurance to close into Syndicate 4000 at the end of December 31, 2021.
On August 20, 2019, Hamilton completed the acquisition of PMA that expanded our existing London operations and created our Irish footprint.
Prior to the acquisition, Hamilton Underwriting Limited (“HUL”), a former Lloyd’s managing agent, managed Lloyd’s Syndicate 3334. Following the acquisition, the acquired Lloyd’s managing agent was renamed HMA. In 2020, HUL was deregistered, Syndicate 3334 was placed into run-off, and all renewal business was written into the acquired Syndicate 4000. HMA is responsible for the management of the wholly-aligned Syndicate 4000 and a managed third-party syndicate.
Our Dublin operations consist of HIDAC, a Dublin-based insurer with a U.K. branch and extensive licensing in the United States, including excess and surplus lines and reinsurance licenses in all 50 states.
Hamilton Managing General Agency Americas, LLC (“HMGA Americas”) is licensed throughout the United States, and underwrites on behalf of Hamilton Group’s London, Dublin and Bermuda operations (solely in respect of Hamilton Re US), providing access from the United States to the Lloyd’s market, the Hamilton Group’s rated Irish carrier and the Hamilton Group’s Bermuda balance sheet, respectively.
Hamilton Select, a U.S. domestic excess and surplus lines carrier, was incorporated in Delaware on September 2, 2021 and is authorized to write excess and surplus lines in all 50 states. Hamilton Select’s certificate of authority was issued on December 20, 2021.
Hamilton Global Specialty’s principal place of business is located at 8 Fenchurch Place, London EC3M 4AJ, United Kingdom and our telephone number is +44 (0) 20-3595-1111. HIDAC’s principal place of business is 2 Shelbourne Building, Crampton Avenue, Ballsbridge, Dublin 4, D04 W3V6, Ireland and our telephone number is

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
+353 1 232 1900. Hamilton Select’s principal place of business is 10900 Nuckols Road, Suite 120, Glen Allen, Virginia 23060, United States and our telephone number is +1 (804) 905-9977.
Bermuda
Our Bermuda operations are led by Hamilton Re, a registered Class 4 insurer incorporated in Bermuda. Hamilton Re writes property, casualty, and specialty insurance and reinsurance business on a global basis. Hamilton Re has been able to secure and passport both certified reinsurer and reciprocal jurisdiction reinsurer status in various U.S. states, including our lead state of Delaware. Obtaining certified reinsurer status reduces the collateral requirements for reinsurers, while obtaining reciprocal jurisdiction reinsurer status eliminates reinsurance collateral requirements.
Hamilton Re US was formed pursuant to an arrangement between Hamilton Re and its Bermuda-incorporated affiliate, Hamilton ILS Holdings Limited (“Hamilton ILS”). The Company treats Hamilton Re US as a U.S. corporation for U.S. tax purposes and has filed an election for it to be treated as such with the U.S. Internal Revenue Service (“IRS”), and profits allocated to it are subject to applicable U.S. taxation. HMGA Americas is authorized to underwrite U.S. property, casualty and specialty reinsurance on behalf of Hamilton Re, solely in respect of Hamilton Re US.
Ada Capital Management Limited (“ACML”), an insurance agent incorporated and regulated in Bermuda, is authorized to underwrite on behalf of Ada Re, Ltd. (“Ada Re”). Ada Re is a non-consolidated special purpose insurer funded by third-party investors and formed to provide fully collateralized reinsurance and retrocession to both the wholly owned operating platforms of Hamilton Re and third-party cedants.
Hamilton Re’s principal place of business is located at Wellesley House North, 1st Floor, 90 Pitts Bay Road, Pembroke HM 08 Bermuda and our telephone number is (441) 405-5200.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Our organizational structure is set forth below. Each entity is wholly owned by its immediate parent, unless indicated otherwise.

Lloyd's Managing Agency
Holding or Service Company
Insurance Company
Underwriting Agent
Hamilton Insurance Group, Ltd. (Bermuda)
Bermuda
International
Hamilton Re, Ltd. (Bermuda)
Hamilton ILS Holdings Limited (Bermuda)
•Ada Capital Management, Limited (Bermuda)
Hamilton Select Holding Inc. (Delaware)
Hamilton Select Insurance Inc. (Delaware)
Hamilton UK Holdings Limited (UK)
Hamilton Insurance DAC (Ireland)
Hamilton Insurance DAC London Branch (UK)
Hamilton Managing Agency Limited (UK)

Summary Risk Factors
Investing in our Class B common shares involves substantial risk, and our ability to successfully operate our business is subject to numerous risks, including those that are generally associated with operating in the property, casualty and specialty insurance and reinsurance industries. The following list contains a summary of some, but not all, of these risks.
Risks Related to Our Business and Industry
•We operate in a highly competitive environment.
•Our business could be materially adversely affected if we do not accurately assess our underwriting risk.
•Our business is dependent upon insurance and reinsurance brokers and intermediaries, and the loss of important broker relationships could materially adversely affect our ability to market our products and services.
•A material portion of our business relies on the assessment and pricing of individual risks by third parties.
•The insurance and reinsurance business is historically cyclical and the pricing and terms for our products may decline or deteriorate, which would affect our profitability and ability to maintain or grow premiums.
•We may not be able to maintain our desired external financial strength credit ratings.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•We are subject to cybersecurity risks, including cyber-attacks, security breaches and other similar incidents with respect to our and our service providers’ information technology systems, which could result in regulatory scrutiny, legal liability or reputational harm, and we may incur increasing costs to minimize those risks.
Risks Related to the Market and Economic Conditions
•Conditions in the global economy and financial markets increase the possibility of adverse effects on our financial position and results of operations.
•We may be adversely impacted by inflation.
Risks Related to Our Strategy
•We depend on our key personnel to manage our business effectively and they may be difficult to replace.
•We have significant foreign operations that expose us to certain additional risks, including foreign currency risks and political risks.
Risks Related to Our Investment Strategy
•We do not have control over the Two Sigma Hamilton Fund.
•The Managing Member, Two Sigma and their respective affiliates may have potential conflicts of interest that could adversely affect us.
•The historical performance of Two Sigma (including the Two Sigma Hamilton Fund) should not be considered as indicative of the future results of the Two Sigma Hamilton Fund’s investment portfolio or of our future results.
Risks Related to the Regulatory Environment
•The regulatory framework under which we operate, and potential changes thereto could have a material adverse effect on our business.
•Our business is subject to certain laws and regulations relating to sanctions and foreign corrupt practices, the violation of which could adversely affect our operations.
•We are a holding company with no direct operations, and our insurance and reinsurance subsidiaries’ ability to pay dividends and other distributions to us is restricted by law.
Risks Related to this Offering and Ownership of Our Class B Common Shares
•Our costs will increase as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.
•We will be required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal control over financial reporting. We have not identified any material weakness in our internal controls over financial reporting. If we were to identify a material weakness and were unable to remediate this material weakness, or fail to achieve and maintain effective internal controls, our operating results and financial condition could be impacted and the market price of our Class B common shares may be negatively affected.
•There is no existing market for our Class B common shares, and you cannot be certain that an active trading market will develop or a specific share price will be established.
•Investors may have difficulties in serving process or enforcing judgments against us in the United States.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
See “Risk Factors” for a discussion of specific risks within these areas, and other factors you should consider before making an investment in our Class B common shares. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our Class B common shares.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
THE OFFERING

Common shares offered by us	Class B common shares.
Common shares offered by selling shareholders	Class B common shares (or Class B common shares if the underwriters exercise in full their option to purchase additional Class B common shares from the selling shareholders).

Underwriters’ option to purchase additional common shares from the selling shareholders	The selling shareholders have granted the underwriters a 30-day option to purchase up to additional Class B common shares at the initial public offering price, less underwriting discounts and commissions.

Common shares to be outstanding immediately after this offering	Class B common shares.

Use of proceeds
We estimate that the net proceeds to us from the sale of Class B common shares in this offering will be approximately $        million, assuming an initial public offering price of $          per common share (the midpoint of the estimated price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of our Class B common shares in this offering by the selling shareholders.
We intend to use the net proceeds to us from this offering to make capital contributions to our insurance and reinsurance operating subsidiaries, for use by our three operating platforms which should enable us to take advantage of ongoing favorable market conditions in the markets in which we operate by writing more business pursuant to our strategy. See “Our Strategy and Our Market Opportunity.”

Dividend policy
We currently do not intend to declare any dividends on our Class B common shares in the foreseeable future. Our ability to pay dividends on our Class B common shares may be limited by the terms of any future debt or preferred securities we may issue or any future credit facilities we may enter into. See “Dividend Policy.”

Risk factors
See “Risk Factors” beginning on page 27 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class B common shares.

Listing	We intend to apply to list our Class B common shares on the NYSE under the symbol “ HG.”
Unless we indicate otherwise or the context otherwise requires, the number of Class B common shares outstanding and all other information in this prospectus:
•assumes an initial public offering price of $           per share, the midpoint of the estimated offering price range set forth on the cover of this prospectus;
•excludes            Class B common shares issuable under our 2013 equity incentive plan (the “2013 Equity Incentive Plan”) upon the exercise of outstanding warrants as of            , 2023, with a weighted average exercise price of $           per share, of which            warrants are exercisable as of such date;

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•excludes            Class B common shares issuable upon the vesting of outstanding restricted stock units with an aggregate value of $           to be settled in Class B common shares under our 2013 Equity Incentive Plan;
•excludes            Class B common shares issuable upon the vesting of outstanding performance restricted stock units assuming maximum performance with an aggregate value of $           to be settled in Class B common shares under our 2013 Equity Incentive Plan;
•excludes            Class B common shares reserved for future issuance under the 2013 Equity Incentive Plan as of           , 2023, which, upon the effectiveness of our 2023 stock incentive plan (the “2023 Stock Incentive Plan”) on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, we will cease granting awards under our 2013 Equity Incentive Plan; and
•excludes            Class B common shares reserved for issuance under our 2023 Stock Incentive Plan, which shall include Class B common shares which are undelivered pursuant to awards outstanding under the 2013 Equity Incentive Plan that are forfeited, cancelled, expired, settled in cash, or otherwise terminated. See “Executive Compensation.”

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
SELECTED CONSOLIDATED FINANCIAL DATA
Results of Operations
In 2022, the Company changed its fiscal year from November 30 to December 31. The following table sets forth our selected consolidated results of operations data and other financial information for each of the fiscal years in the five-year period ended December 31, 2022 and for the six months ended June 30, 2023 and 2022. The selected consolidated financial data below should be read in conjunction with our consolidated audited financial statements and related notes thereto and the other information in this prospectus.

	Year Ended	For the Years Ended
($ in thousands, except shares and per share amounts)	December 31,	November 30,
	2022	2021	2020	2019	2018
Gross premiums written	$1,646,673	$1,446,551	$1,086,540	$730,941	$571,482
Net premiums written	1,221,864	1,085,428	729,323	489,467	408,672
Net premiums earned	1,143,714	942,549	707,461	457,391	414,617
Net realized and unrealized gains (losses) on investments	85,634	352,193	5,701	243,876	617,925
Net investment income (loss)(1)	(20,764)	(43,217)	(38,600)	(39,629)	(53,082)
Total realized and unrealized gains (losses) on investments and net investment income (loss)	64,870	308,976	(32,899)	204,247	564,843

Third party fee income(2)	11,631	21,022	15,625	5,988	—
Losses and loss adjustment expenses	758,333	640,560	505,269	390,416	360,143
Acquisition costs	271,189	229,213	168,327	108,277	95,827
Other underwriting expenses(3)	157,540	149,822	126,869	83,103	62,923
Underwriting income (loss)(4)	(31,717)	(56,024)	(77,379)	(118,417)	(104,276)
Net income (loss)	(29,935)	249,839	(185,517)	35,397	418,423
Net income (loss) attributable to non-controlling interest(5)	68,064	61,660	24,930	67,825	232,004
Net income (loss) attributable to common shareholders	(97,999)	188,179	(210,447)	(32,428)	186,419

Diluted income (loss) per share attributable to common shareholders	$(0.95)	$1.82	$(2.05)	$(0.32)	$1.82
Combined ratio	102.8%	106.0%	110.9%	126.0%	125.2%
Return on average common shareholders' equity	(5.7)%	11.1%	(12.4)%	(1.8)%	10.8%
__________________
(1)Net investment income (loss) is presented net of investment management fees.
(2)Third party fee income is a non-GAAP financial measure as defined in Item 10(e) of SEC Regulation S-K. The reconciliation to other income (loss), the most comparable GAAP financial measure, also included other income (loss), excluding third party fee income of $(0.3) million for the year ended December 31, 2022 and less than $0.1 million in each of the years ended November 30, 2021, and 2020. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” for further details.
(3)Other underwriting expenses is a non-GAAP financial measure as defined in Item 10(e) of SEC Regulation S-K. The reconciliation to general and administrative expenses, the most comparable GAAP financial measure, also included corporate expenses of $20.1 million, $22.5 million, and $22.9 million for the years ended December 31, 2022 and November 30, 2021, and 2020, respectively. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” for further details.
(4)Underwriting income (loss) is a non-GAAP financial measure as defined in Item 10(e) of SEC Regulation S-K. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” for further details.
(5)Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Results of Operations - Corporate and Other'” for further details.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
SELECTED CONSOLIDATED FINANCIAL DATA
Results of Operations
The following table sets forth our selected results of operations data and other financial information for each of the six months ended June 30, 2023 and 2022. The selected consolidated financial data below should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes thereto and the other information in this prospectus.

	For the Six Months Ended
($ in thousands, except shares and per share amounts)	June 30,
	2023	2022
Gross premiums written	$1,043,124	$904,610
Net premiums written	733,206	637,677
Net premiums earned	615,362	536,524
Net realized and unrealized gains (losses) on investments	54,539	214,019
Net investment income (loss)(1)	9,650	(16,929)
Total realized and unrealized gains (losses) on investments and net investment income (loss)	64,189	197,090
Third party fee income(2)	5,452	6,133
Losses and loss adjustment expenses	327,977	339,051
Acquisition costs	141,995	129,060
Other underwriting expenses(3)	81,886	78,792
Underwriting income (loss)(4)	68,956	(4,246)
Net income (loss)	94,290	180,525
Net income (loss) attributable to non-controlling interest(5)	6,011	83,387
Net income (loss) attributable to common shareholders	88,279	97,138

Diluted income (loss) per share attributable to common shareholders	$0.84	$0.93
Combined ratio	88.8%	100.8%
Return on average common shareholders' equity	5.2%	5.4%
__________________
(1)Net investment income (loss) is presented net of investment management fees.
(2)Third party fee income is a non-GAAP financial measure as defined in Item 10(e) of SEC Regulation S-K. The reconciliation to other income (loss), the most comparable GAAP financial measure, also included other income (loss), excluding third party fee income of $Nil and $0.3 million for the six months ended June 30, 2023 and 2022, respectively. Refer to 'Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures' for further details.
(3)Other underwriting expenses is a non-GAAP financial measure as defined in Item 10(e) of SEC Regulation S-K. The reconciliation to general and administrative expenses, the most comparable GAAP financial measure, also included corporate expenses of $13.2 million and $10.2 million for the six months ended June 30, 2023 and 2022, respectively. Refer to 'Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures' for further details.
(4)Underwriting income (loss) is a non-GAAP financial measure as defined in Item 10(e) of SEC Regulation S-K. Refer to 'Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures' for further details.
(5)Refer to 'Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Results of Operations - Corporate and Other' for further details.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
SELECTED CONSOLIDATED FINANCIAL DATA
Balance Sheet Data
The following table sets forth our selected consolidated balance sheet data and other financial information as at June 30, 2023, December 31, 2022 and November 30, 2021, 2020, 2019 and 2018. The selected consolidated financial data below should be read in conjunction with our consolidated audited financial statements and unaudited interim condensed consolidated financial statements and respective related notes thereto and the other information in this prospectus.

	As at	As at	As at
($ in thousands, except shares and per share amounts)	June 30,	December 31,	November 30,
	2023	2022	2021	2020	2019	2018
Total investments	$2,656,322	$2,286,323	$2,464,622	$2,174,586	$1,973,938	$2,046,463
Cash and cash equivalents	818,522	1,076,420	797,793	642,838	825,084	526,458
Total investments and cash and cash equivalents	3,474,844	3,362,743	3,262,415	2,817,424	2,799,022	2,572,921
Total assets	6,280,551	5,818,965	5,611,607	4,905,363	4,928,154	3,461,324
Reserve for losses and loss adjustment expenses	2,899,100	2,856,275	2,379,027	2,054,628	1,957,989	1,035,664
Unearned premiums	924,723	718,188	620,994	479,529	505,350	252,302
Term loan, net of issuance costs	149,772	149,715	149,875	149,682	149,488	—
Total shareholders' equity	$1,752,154	$1,664,183	$1,787,445	$1,596,750	$1,801,765	$1,822,569

Common shares outstanding	103,683,894	103,087,859	102,540,769	102,454,307	102,218,585	101,670,378
Tangible book value per common share	$16.04	$15.30	$16.29	$14.46	$16.42	$17.72
Book value per common share	$16.90	$16.14	$17.43	$15.58	$17.63	$17.93

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
RISK FACTORS
An investment in our Class B common shares involves a certain degree of risk. In deciding whether to invest, you should carefully consider the following risk factors, as well as the financial and other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. Any of the following risks could have an adverse or material effect on our business, financial condition, results of operations or prospects and cause the value of our Class B common shares to decline, which could cause you to lose all or part of your investment. Additional risks and uncertainties of which we are unaware, or that we currently deem immaterial, may also become important factors that affect us.
Risks Related to Our Business and Industry
We operate in a highly competitive environment.
Competition and consolidation in the insurance and reinsurance industry could adversely impact us. We compete with major U.S. and non-U.S. insurers and reinsurers, some of which have greater financial, marketing and management resources than we do. In addition, pension funds, endowments, investment banks, investment managers, hedge funds and other capital markets participants have been active in the insurance and reinsurance market, either through the formation of insurance and reinsurance companies or the use of other financial products intended to compete with traditional insurance and reinsurance. We may also face competition from non-traditional competitors, as well as start-up companies and others seeking access to this industry.
We expect competition to continue to increase over time. It is possible that new or alternative capital could cause reductions in prices of our products or reduce the duration or amplitude of attractive portions of the historical market cycles. New entrants or existing competitors, which may include government-sponsored funds or other vehicles, may attempt to replicate all or part of our business model and provide further competition in the markets in which we participate. We will also need to continue to invest significant time and resources in new technologies and new ways to deliver our products and services in order to maintain our competitive position. The tax policies of the countries where our customers operate, as well as government-sponsored or -backed insurance companies and catastrophe funds, may also affect demand for reinsurance, sometimes significantly.
Along with increased competition, there has also been significant consolidation in the insurance and reinsurance industry over the last several years, including among our competitors, customers and brokers. These consolidated enterprises may try to use their enhanced market power or better capitalization to negotiate price reductions for our products and services or obtain a larger market share through increased line sizes. If competitive pressures decrease the prices for our products, we would generally expect to reduce our future underwriting activities, resulting in lower premium volume and profitability. Reinsurance intermediaries may also continue to consolidate, potentially adversely impacting our ability to access business and distribute our products.
As the insurance industry consolidates, we expect competition for customers to become more intense, and sourcing and properly servicing each customer to become even more important. We could incur greater expenses relating to customer acquisition and retention, further reducing our operating margins. In addition, insurance companies that merge may be able to spread their risks across a consolidated, larger capital base so that they require less reinsurance. Any of the foregoing could adversely affect our business or results of operations.
Our losses and loss expense reserves may be inadequate to cover our actual losses.
We devote significant focus, attention and resources to assess the risks related to our businesses as accurately as we can. We establish losses and loss adjustment expenses, or LAE, reserves for the best estimate of the ultimate payment of all claims that have been incurred, or could be incurred in the future, and the related costs of adjusting those claims, as of the date of our financial statements. These values are unknown within our industry, so these items within our financial statements are always based on estimates, and our ultimate liability will almost certainly be greater, or less than, our estimate.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
As part of the reserving process, we review historical data and consider the impact of such factors as:
•claims inflation, which is the sustained increase in cost of raw materials, labor, medical services and other components of claims costs;
•claims development patterns by line of business, as well as frequency and severity trends;
•pricing for our products;
•legislative activity;
•social and economic patterns; and
•litigation, judicial and regulatory trends.
These variables are affected by both internal and external events that could increase our exposure to losses, and we continually monitor our loss reserves using new information on reported claims and a variety of statistical techniques and modeling simulations. This process assumes that past experience, adjusted for the effects of current developments, anticipated trends and market conditions, is an appropriate basis for predicting future events. There is, however, no precise method for evaluating the impact of any specific factor on the adequacy of loss reserves, and actual results may deviate, perhaps substantially, from our reserve estimates. For instance, the following uncertainties may have an impact on the adequacy of our reserves:
•When a claim is received, it may take considerable time to appreciate fully the extent of the covered loss suffered by the insured, and consequently, estimates of loss associated with specific claims can increase over time. Consequently, estimates of loss associated with specified claims can change as new information emerges, which could cause the reserves for the claim to become inadequate;
•New theories of liability are enforced retroactively from time to time by courts;
•Changing jury sentiment;
•Volatility in the financial markets, economic events and other external factors may result in an increase in the number of claims and/or severity of the claims reported. In addition, elevated inflationary conditions would, among other things, cause loss costs to increase; or
•If claims were to become more frequent, even if we had no liability for those claims, the cost of evaluating such potential claims could escalate beyond the amount of the reserves we have established. As we enter new lines of business, or as a result of new theories of claims, we may encounter an increase in claims frequency and greater claims handling costs than we had anticipated.
If any of our reserves should prove to be inadequate, we will be required to increase our reserves resulting in a reduction in our net income and shareholders’ equity in the period in which the deficiency is identified. Future loss experience substantially in excess of established reserves could also have a material adverse effect on our future earnings and liquidity and/or our financial rating.
Unpredictable catastrophic events could adversely affect our results of operations and financial condition.
We write reinsurance contracts and insurance policies that cover unpredictable catastrophic events. These include natural catastrophes and other disasters, such as hurricanes, earthquakes, windstorms, floods, wildfires, and severe winter weather. We have exposure to major earthquakes and windstorms mainly in the United States, Europe, Japan, Australia and New Zealand. Catastrophes can also include man-made disasters, such as terrorist attacks and other destructive acts, war, political unrest, explosions, cyber-attacks, nuclear, biological, chemical or radiological events and infrastructure failures. We are also exposed to losses caused by these types of catastrophic events in lines of business beyond property, such as in marine and energy, aviation, crisis management, satellite, trade credit, political violence, political risk, accident and health as well as other specialty and casualty classes, including from pandemic risk.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The extent of catastrophe losses is a function of both the severity of the event and total amount of insured exposure affected by the event. We expect that increases in the value and concentration of insured property or insured employees, the effects of inflation, changes in weather patterns, such as climate change, and increased terrorism could increase the future frequency and/or severity of claims from catastrophic events. Claims from catastrophic events could materially adversely affect our results of operations and financial condition. Our ability to write new reinsurance contracts and insurance policies could also be impacted as a result of corresponding reductions in our capital levels.
Although we attempt to manage our exposure to such events through a multitude of approaches, including geographic diversification, geographic limits, individual policy limits, exclusions or limitations from coverage, purchase of reinsurance and expansion of supportive collateralized capacity, the availability of these management tools may be dependent on market factors and, to the extent available, may not respond in the way that we expect.
Our most material natural catastrophe accumulation risks are from Atlantic Hurricanes and U.S Mainland Earthquakes. As at December 31, 2022, our modeled 100-Year Occurrence Exceedance Probability for Atlantic Hurricanes was $187.8 million and our modeled 250-Year Occurrence Exceedance Probability for U.S. Mainland Earthquakes was $195.5 million. Our biggest concentration of exposure to U.S. Mainland Earthquakes is in California, while our exposure to Atlantic Hurricanes is material in many regions, including Florida, other Gulf Coast states, as well as the Mid-Atlantic and North-eastern regions of the U.S.
The full extent of the impacts of the ongoing Ukraine conflict on the reinsurance industry and on our business, financial condition and results of operations, including in relation to claims under our reinsurance policies, are uncertain and remain unknown.
The U.S. and global markets are currently experiencing volatility and disruption following the ongoing Ukraine conflict. In response to this invasion, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe. The United States, the United Kingdom, the European Union (“E.U.”) and other countries have announced various economic and trade sanctions, export controls and other restrictive actions against Russia, Belarus and related individuals and entities. These include, among other measures, the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system, the imposition of comprehensive sanctions on certain persons and entities (including financial institutions) in Russia and Belarus and new export control restrictions targeting Russia and Belarus (including measures that restrict the movement of U.S.-regulated aircraft into or within Russia). The Ukraine conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the severity and duration of the ongoing Ukraine conflict is impossible to predict, the active conflict could lead to market disruptions, including significant and prolonged volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. Additionally, Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.
Further, in December 2022, the members of the G7, including the United States and United Kingdom, joined the E.U. in prohibiting regulated persons from providing a range of services, including issuing maritime insurance, related to the maritime transport of crude oil of Russian Federation origin, unless purchasers bought the oil at or below a price cap. We will consider providing insurance for future shipments of seaborne Russian crude oil, in compliance with these restrictions and all other applicable economic and trade sanctions.
Although we will take measures designed to maintain compliance with applicable sanctions in connection with its activities, we cannot guarantee that we will be effective in preventing violations or allegations of violations. Violations, or allegations of violations, could result in civil and criminal penalties, including fines, for the Company or for responsible employees and managers, as well as negative publicity or reputational harm.
Due to the widespread impact of the ongoing Ukraine conflict, which extends economically, geographically and financially, it is likely to directly or indirectly impact the markets in which we operate and some of the lines of business we write. It is possible that the conflict will create a domino effect, affecting the entirety of our business,

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
including the ultimate premiums and costs of policies, through cost of materials and labor. The impact of some of or all these factors could cause significant disruption to our operations and materially impact our financial performance. We have already identified business lines which could suffer losses resulting from the ongoing sanctions.
In light of the evolving nature of the Ukraine conflict, there are a number of complexities and implications that will need to be evaluated and determined on an ongoing basis.
Any of the above mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Ukraine conflict and subsequent sanctions, could have a material adverse effect on our business, financial condition and results of operations. The extent and duration of the Ukraine conflict, resulting sanctions and any related market disruptions are impossible to predict, but could be substantial, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale. Most of the significant factors arising out of the ongoing Ukraine conflict are beyond our control and any such disruptions may also have the effect of heightening many of the other risks described in this “Risk Factors” section. If these disruptions or other matters of global concern continue for an extended period of time, our business, financial condition and results of operations may be materially adversely affected.
Global climate change may have a material adverse effect on our operating results and financial condition if we do not adequately assess and price for any increased frequency and severity of catastrophes resulting from these environmental factors.
There is widespread consensus in the scientific community that there is a long-term upward trend in global air and sea temperatures which is likely to increase the severity and frequency of severe weather events over the coming decades. Rising sea levels are also expected to add to the risks associated with coastal flooding in many geographical areas. Large-scale climate change could also increase both the frequency and severity of natural catastrophes and our loss costs associated with property damage and business interruption due to storms, floods, wildfires (including in California) and other weather-related events. In addition, global climate change could impair our ability to predict the costs associated with future weather events and could also give rise to new environmental liability claims in the energy, manufacturing and other industries we serve.
Given the scientific uncertainty of predicting the effect of climate cycles and global climate change on the frequency and severity of natural catastrophes and the lack of adequate predictive tools, we may not be able to adequately model the associated exposures and potential losses in connection with such catastrophes which could have a material adverse effect on our business, financial condition or operating results.
Our business could be materially adversely affected if we do not accurately assess our underwriting risk.
Our profitability is dependent on our ability to accurately assess the risks associated with the business we underwrite. We rely on the experience of our underwriting staff in assessing those risks, the accuracy of pricing tools and the clarity of our contract wording. If we misunderstand and/or inadequately quantify the nature and extent of the risks, we may fail to establish appropriate premium rates which could adversely affect our future financial results. In addition, our employees, including members of management and underwriters, make decisions and choices in the ordinary course of business that involve exposing us to risk. Such challenges of assessing risk and pricing premiums are often increased in our E&S business lines, where there may be more limited historical claims and underwriting data than in admitted insurance markets.
Specific risks around accumulating events for natural and non-natural perils are discussed in further detail within this section. Aside from this, an inadequate assessment of underwriting risk could arise from an incorrect estimation of past and/or future inflationary trends, claims practices, or other factors, including social factors. We underwrite many lines of business across all underwriting platforms where the volume of relevant claims data is insufficient to accurately estimate the cost of future claims, and therefore underwriting and/or actuarial judgment is frequently applied. The risk of mispricing underwriting risk is heightened in many of our lines due this limited data. For example, data is often limited in many of our insurance and reinsurance lines across all underwriting platforms

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
where policies are protecting low frequency and high severity events. Another example is that the E&S business that we write often has more limited relevant data for pricing than in admitted insurance markets.
Given the inherent uncertainty of our models, and of the exposure data that we rely upon to parameterize our models, the usefulness of such models as a tool to evaluate risk is subject to a high degree of uncertainty. Furthermore, it is likely that our models do not conceive of all possible exposures and accumulations that could arise from our underwriting operation. Therefore, we could experience actual losses that are materially different than our modelled estimates, and our financial results may be adversely impacted, perhaps significantly.
We use many models to simulate possible claims outcomes within the business, including pricing models, reserving models, accumulation models, natural catastrophe models and man-made catastrophe models.
For natural catastrophe risk, similar to our peers, we use third-party vendor analytic and modeling capabilities, including global property catastrophe models from Verisk, and Risk Management Solutions Inc., or RMS, and our own proprietary models, including our catastrophe modeling and portfolio management platform, known as HARP to calculate expected probable maximum losses, or PML, from various natural catastrophe scenarios. The models are dependent upon many broad economic and scientific assumptions, with examples including storm surge (the water that is pushed toward the shore by the force of a windstorm), demand surge (the localized increase in prices of goods and services that often follows a catastrophe) and zone density (the percentage of insured perils that would be affected in a region by a catastrophe). Third-party modeling software also does not provide information for all territories or perils (e.g., tsunami) in and for which the Hamilton Group writes business. Natural catastrophe modeling is inherently uncertain due to process risk (i.e., the probability and magnitude of the underlying event) and parameter risk (i.e., the probability of making inaccurate model assumptions).
For man-made catastrophe risk, third-party vendor analytics and model are typically less developed, and we use a wide range of external and internal model and insights. Similar to natural catastrophe models, we are dependent upon broad economic, scientific and policy coverage assumptions within these models, which leads to material inherent uncertainties in the accuracy of the modelled representation of claims outcomes.
We use these models and software to help us control risk accumulation, inform management and other stakeholders of capital requirements and to improve the risk/return profile or minimize the amount of capital required to cover the risks in each reinsurance contract in our overall portfolio of reinsurance contracts. We use best endeavors to understand the limitations of models, and the materiality of those models is communicated and incorporated within decision-making. However, given the inherent uncertainty of modeling techniques and the limited data available to calibrate the models, it is possible the models prove inadequate, and we may not accurately address a variety of matters that might be deemed to impact certain of our coverages. This could include the risk that we experience unanticipated and unmodelled loss accumulations, and that we suffer actual losses that are materially different from our PML estimates or other modelled representation of claims outcomes.
A material proportion of our business relies on the assessment and pricing of individual risks by third parties.
We authorize MGAs, general agents, coverholders and other producers to write business on our behalf from time to time within the underwriting authorities that we prescribe. We rely on the underwriting controls of these agents, coverholders and producers to write business within the underwriting authorities we provide. Although we monitor our underwriting on an ongoing basis, our monitoring efforts may not be adequate and our agents, coverholders and producers may exceed their underwriting authorities or otherwise breach obligations owed to us. There is also the risk that we may be held responsible for obligations that arise from the acts or omissions of third parties if they are deemed to have acted on our behalf. In addition, our agents, coverholders, producers, insureds or other third parties may commit fraud or otherwise breach their obligation to us. To the extent that our agents, coverholders, producers, insureds or other third parties exceed their authorities, commit fraud or otherwise breach obligations owed to us, our operating results and financial condition may be materially adversely affected.
Our reliance on third-party assessment and pricing of individual risk extends to our reinsurance treaty business. Similar to other reinsurers, we do not separately evaluate each of the individual risks assumed under most reinsurance treaties. We are therefore largely dependent on the original underwriting decisions made by ceding companies. We are subject to the risk that the ceding companies may not have adequately evaluated the risks to be

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
reinsured and that the premiums ceded to us may not adequately compensate us for the risks we assume and the losses we may incur. As a result of this reliance on ceding companies, our operating results and financial condition may be materially adversely affected.
The insurance and reinsurance business is historically cyclical and the pricing and terms for our products may decline, which would affect our profitability and ability to maintain or grow premiums.
The insurance and reinsurance industry has historically been cyclical by product and market. After experiencing a prolonged soft market cycle several years ago, we believe that the current insurance and reinsurance underwriting market is in a hard market phase for many lines of business, characterized by increasing prices and improving terms and conditions. This shift has likely been caused by recent withdrawals of alternative capital, the number of catastrophic events and continuing prior year adverse development. We cannot assure you that the higher premium rates will continue, and rates may decrease in the future. If demand for our products falls or the supply of competing capacity rises, our prospects for potential growth may be adversely affected. In particular, we might lose existing customers or suffer a decline in business during shifting market cycles, which we might not regain when industry conditions improve.
We believe the hard/soft market cycle dynamic is likely to persist, and that we may return to soft market conditions in the future. Additionally, it is possible that primary insurers’ increased access to capital, new technologies and other factors may reduce the duration or eliminate or significantly lessen the impact of any current or future hard reinsurance underwriting market. The cumulative impact of these risks could negatively impact our profitability and ability to maintain or grow premiums.
Our business is dependent upon insurance and reinsurance brokers and intermediaries, and the loss of important broker relationships could materially adversely affect our ability to market our products and services.
We market our insurance and reinsurance business worldwide primarily through insurance and reinsurance intermediaries, such as managing general agents, general agents and reinsurance brokers. We derive a significant portion of our business from a limited number of insurance and reinsurance intermediaries. Some of our competitors have higher financial strength ratings, offer a larger variety of products, set lower prices for insurance coverage, offer higher commissions and/or have had longer-term relationships with the brokers we use than we have. This may adversely impact our ability to attract and retain brokers to sell our insurance products or brokers may increasingly promote products offered by other companies. The failure or inability of brokers to market our insurance products successfully, or loss of all or a substantial portion of the business provided by these brokers, could have a material adverse impact on our business, financial condition and results of operations.
Emerging claim and coverage issues, or other litigation, could adversely affect us.
Unanticipated developments in the law as well as changes in social conditions could potentially result in unexpected claims for coverage under our insurance and reinsurance contracts. These developments and changes may adversely affect us, perhaps materially so. For example, we could be subject to developments that impose additional coverage obligations on us beyond our underwriting intent, or to increases in the number or size of claims to which we are subject.
For example, we believe our property results have been adversely impacted over recent periods by increasing primary claims-level fraud and abuses, as well as other forms of social inflation, and that these trends may continue, particularly in certain U.S. jurisdictions in which we focus, including Florida and Texas.
With respect to our casualty and specialty operations, these legal and social changes and their impact may not become apparent for some time after their occurrence. A recent example in the industry was losses arising out of a pandemic illness, which most insurers had not anticipated or had attempted to contractually exclude. Moreover, irrespective of the clarity and inclusiveness of policy language, we cannot be certain that a court or arbitration panel will enforce policy language or not issue a ruling adverse to us. Our exposure to these uncertainties could be exacerbated by the increased willingness of some market participants to dispute insurance and reinsurance contract and policy wording. Alternatively, potential efforts by us to exclude such exposures could, if successful, reduce the market’s acceptance of our related products. The full effects of these and other unforeseen emerging claim and

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
coverage issues are extremely hard to predict. As a result, the full extent of our liability under our coverages may not be known for many years after a contract is issued. Furthermore, we expect that our exposure to this uncertainty may grow as our “long-tail” casualty reserves grow, because within some of these policies claims can be made for many years, making them more susceptible to these trends than our traditional property or catastrophe business, which is typically more “short-tail.” While we continually seek to improve the effectiveness of our contracts and claims capabilities, we may fail to mitigate our exposure to these growing uncertainties.
We, or agents we have appointed, may act based on inaccurate or incomplete information regarding the accounts we underwrite, or such agents may exceed their authority or commit fraud when binding policies on our behalf.
We, and our managing general agents, general agents and other agents who have the ability to bind our policies, rely on information provided by insureds or their representatives when underwriting insurance policies. While we may make inquiries to validate or supplement the information provided, we may make underwriting decisions based on incorrect or incomplete information. It is possible that we will misunderstand the nature or extent of the activities or facilities and the corresponding extent of the risks that we insure because of our reliance on inadequate or inaccurate information. If any such agents exceed their authority or engage in fraudulent activities, our financial condition and results of operations could be materially adversely affected.
We may not be able to maintain our desired external financial strength credit ratings.
Third-party rating agencies assess and rate the claims-paying ability of insurers and reinsurers based upon criteria established by the rating agencies. These ratings are often a key factor in the decision by an insured or a broker/intermediary whether to place business with a particular insurance or reinsurance provider. Hamilton Group considers A.M. Best to be the key rating agency for the insurance and reinsurance industries. An “A-” (Excellent) financial strength rating from A.M. Best has been the minimum rating required for access to key parts of Hamilton Group’s target market in the trading environment experience in recent years.
At the time of writing, Hamilton Group’s Financial Strength Rating from A.M. Best is “A-” (Excellent) with a “Positive” outlook, as affirmed on May 26, 2023. The business we write though our Lloyd’s syndicate benefits from the Financial Strength Rating of Lloyd’s of London, which is “A” (Excellent) with a “Stable” outlook, as affirmed on July 15, 2022. Furthermore, we have a financial strength rating of “A” from KBRA with a “Positive” outlook, as affirmed on July 6, 2022.
Our projections assume that these ratings from A.M. Best will be maintained or improved in the future. If this were not the case, and either Hamilton Group or Lloyd’s ratings from A.M. Best were to fall to “A-” with a “Negative” outlook or below, we may not be able to execute our business plan until such ratings were improved, and this could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may require additional capital in the future, which may not be available or may only be available on unfavorable terms.
Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that our available funds are insufficient to fund future operating requirements and cover claim losses, we may need to raise additional funds through financings or curtail our growth. Many factors will affect the amount and timing of our capital needs, including our growth rate and profitability, our claims experience, and the availability of reinsurance, market disruptions, and other unforeseeable developments. If we need to raise additional capital, equity or debt financing may not be available at all or may be available only on terms that are not favorable to us. In the case of equity financings, dilution to our shareholders could result. In the case of debt financings, we may be subject to covenants that restrict our ability to freely operate our business. In any case, such securities may have rights, preferences and privileges that are senior to those of the Class B common shares offered hereby. If we cannot obtain adequate capital on favorable terms or at all, we may not have sufficient funds to implement our operating plans and our business, financial condition or results of operations could be materially adversely affected.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The covenants in our debt agreements limit our financial and operational flexibility, which could have an adverse effect on our financial condition.
We have incurred indebtedness and may incur additional indebtedness in the future. Our indebtedness primarily consists of letters of credit and a revolving credit facility. For more details on our indebtedness, see “Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity” herein. The agreements governing our indebtedness contain covenants that limit our ability and the ability of some of our subsidiaries to make particular types of investments or other restricted payments, sell or place a lien on our or their respective assets, merge or consolidate. Some of these agreements also require us or our subsidiaries to maintain specific financial ratios or contain cross-defaults to our other indebtedness. Under certain circumstances, if we or our subsidiaries fail to comply with these covenants or meet these financial ratios, the noteholders or the lenders could declare a default and demand immediate repayment of all amounts owed to them or, where applicable, cancel their commitments to lend or issue letters of credit or, where the reimbursement obligations are unsecured, require us to pledge collateral or, where the reimbursement obligations are secured, require us to pledge additional or a different type of collateral.
Operational risks, including human errors, the inherent uncertainty of models, and dependency on third party information technology systems and applications, which can fail or become unavailable or needs to be replaced, are inherent in our business.
Operational risks and losses can result from many sources, including fraud, errors by employees or third-party service providers, failure to document transactions properly or to obtain proper internal authorization, failure to comply with regulatory requirements or failures with respect to our or our service providers’ information technology systems.
We believe our modeling, underwriting and information technology and application systems are critical to our business and reputation. Moreover, our technology and applications have been an important part of our underwriting process and our ability to compete successfully. Such technology is and will continue to be a very important part of our underwriting process.
We also have licensed certain systems, data and technology from third parties. We cannot be certain that we will continue to have access to such systems, data and technology, or that of comparable service providers. Further, we cannot guarantee that our technology or applications, or the systems or technology we have licensed from third parties, will continue to operate as intended. In addition, we cannot be certain that we would be able to replace our current service providers without slowing our underwriting response time. As our operations evolve, we will need to continue to make investments in new and enhanced systems and technology, and we may encounter difficulties in integrating these new technologies into our business. A major defect or failure in our internal controls or information technology and application systems could result in interruption to our underwriting processes, management distraction, harm to our reputation, a loss or delay of revenues, increased regulatory scrutiny or risk of litigation, or increased expense.
We are subject to cybersecurity risks, including cyber-attacks, security breaches and other similar incidents with respect to our and our service providers’ information technology systems, which could result in regulatory scrutiny, legal liability or reputational harm, and we may incur increasing costs to minimize those risks.
Cybersecurity threats and incidents have increased in recent years in frequency, levels of persistence, sophistication and intensity, and we may be subject to heightened cyber-related risks. Our business depends on the proper functioning and availability of our information technology platform, including communications and data processing systems, our proprietary systems, and systems of our third-party service providers. We are also required to effect electronic transmissions with third parties, including brokers, clients, service providers and others with whom we do business, as well as with our Board. In addition, we collect, store and otherwise process personal information (including sensitive personal information) of our clients, employees and service providers. We have implemented and maintain what we believe to be reasonable security measures, but we cannot guarantee that the controls and procedures we or third parties have in place to protect or recover our respective systems and the information stored on such systems will be effective, successful or sufficiently rapid to avoid harm to our business.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Cybersecurity threats are evolving in nature and becoming increasingly difficult to detect, and may come from a variety of sources, including organized criminal groups, “hacktivists,” terrorists, nation states and nation state-supported actors. These threats include, among other things, computer viruses, worms, malware, ransomware, denial of service attacks, defective software, credential stuffing, social engineering, phishing attacks, human error, fraud, theft, malfeasance or improper access by employees or service providers, and other similar threats. Cyber-attacks, security breaches, and other similar incidents, including with respect to third-party systems that have access to or process our, our clients’ or our employees’ personal, proprietary and confidential information, could expose us to a risk of loss, disclosure or misuse of such information, litigation and enforcement action, potential liability and reputational harm. In addition, cybersecurity incidents, such as ransomware attacks, that impact the availability, integrity, confidentiality, reliability, speed, accuracy or other proper functioning of our systems could have a significant impact on our operations and financial results. We may not be able to anticipate all cyber-attacks, security breaches or other similar incidents, detect or react to such incidents in a timely manner, or adequately remediate any such incident. While management is not aware of any cyber-attack, security breach or other similar incident that has had a material effect on our operations, there can be no assurances that such an incident that could have a material impact on us will not occur in the future.
Although we maintain policies, procedures and technical safeguards designed to protect the security and privacy of personal, proprietary and confidential information, we cannot eliminate the risk of human error or guarantee our safeguards against employee, service provider or third-party malfeasance. It is possible that the measures we implement may not prevent improper access to, disclosure of or misuse of personal, proprietary or confidential information. Moreover, while we generally perform cybersecurity due diligence on our key service providers, we cannot ensure the cybersecurity measures they take will be sufficient to protect any information we share with them. Due to applicable laws, regulations, rules, standards and contractual obligations, we may be held responsible for cyber-attacks, security breaches or other similar incidents attributed to our service providers as they relate to the information we share with them. This could cause harm to our reputation, create legal exposure, or subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue.
Any cybersecurity incident, including system failure, cyber-attacks, security breaches, disruption by malware or other damage, with respect to our or our service providers’ information technology systems, could interrupt or delay our operations, result in a violation of applicable cybersecurity, privacy, data protection or other laws, regulations, rules, standards or contractual obligations, damage our reputation, cause a loss of customers or expose sensitive customer data, give rise to civil litigation, injunctions, damages, monetary fines or other penalties, subject us to additional regulatory scrutiny or notification obligations, and/or increase our compliance costs, any of which could adversely affect our business, financial conditions and results of operations.
Further, the cybersecurity, privacy and data protection regulatory environment is evolving, and it is likely that the costs of complying with new or developing regulatory requirements will increase. For example, we operate in a number of jurisdictions with strict cybersecurity, privacy, data protection and other related laws, regulations, rules and standards, which could be violated in the event of a significant cyber-attack, security breach or other similar incident affecting personal, proprietary or confidential information or in the event of noncompliance by our personnel with such obligations. For more information on risks related to the cybersecurity, privacy and data protection regulatory environment, see the section titled “––Risks Related to the Regulatory Environment––Our business is subject to cybersecurity, privacy and data protection laws, regulations, rules, standards and contractual obligations in the jurisdictions in which we operate, which we can increase the cost of doing business, compliance risks and potential liability.”
We cannot ensure that any limitations of liability provisions in our agreements with clients, service providers and other third parties with which we do business would be enforceable or adequate or otherwise protect us from any liabilities or damages with respect to any particular claim in connection with a cyber-attack, security breach or other similar incident. In addition, while we maintain insurance that would mitigate the financial loss under such scenarios, providing what we believe to be appropriate policy limits, terms and conditions, we cannot guarantee that our insurance coverage will be adequate for all financial and non-financial consequences from a cybersecurity event, that insurance will continue to be available to us on economically reasonable terms, or at all, or that our insurer will not deny coverage as to any future claim.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
We may fail, or be unable, to obtain, maintain, protect, defend or enforce our intellectual property rights, including for our proprietary technology platforms, data and brand, or we may be sued by third parties for alleged infringement, misappropriation or other violation of their intellectual property or proprietary rights.
Our success and ability to compete depend in part on our intellectual property, which includes our rights in our brand, our data, and our proprietary technology used in certain parts of our business. We primarily rely on copyright and trade secret laws, and confidentiality agreements, invention assignment agreements and other contractual arrangements with our employees, customers, service providers, partners and others, to protect our intellectual property rights. However, the steps we take to protect our intellectual property may be inadequate to deter infringement, misappropriation or other violation of our intellectual property, and may not be sufficient to ensure the validity of our intellectual property. Litigation brought to protect or enforce our intellectual property rights could be costly, time-consuming and distracting to management, and we may not prevail. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity, enforceability and scope of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our brand and adversely impact our business and our competitiveness in the marketplace.
We do not currently own any registered trademarks and we have not filed any trademark applications to date. While we may have unregistered rights in certain trademarks and trade names, it may be harder for us to rely on any such unregistered rights to prevent third parties from copying or using our trademarks or trade names without our permission. Trademarks and trade names distinguish our products and services from the products and services of others. We have identified unaffiliated third parties operating in the insurance industry using names that are similar to our name. If potential future customers are unable to distinguish our products and services from those of other companies, or if we are otherwise unable to establish brand recognition, we may not be able to compete effectively and our business may be adversely affected.
We have registered domain names we use in our business, such as www.hamiltongroup.com. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our services under a new domain name, which could diminish our brand or cause us to incur significant expenses to purchase rights to the domain name in question. We may be unable to prevent third parties from acquiring and using domain names that are similar to ours or that otherwise decrease the value of our brand.
Although we take steps to protect our intellectual property, we cannot be certain that the steps we have taken will be sufficient or effective to prevent the unauthorized access, use, copying, reverse engineering, infringement, misappropriation or other violation of our intellectual property, including by third parties who may use our intellectual property to develop products, services or technology that compete with ours. We also cannot guarantee that we have entered into confidentiality agreements with each party that may have or has had access to our trade secrets or proprietary technology or that we have executed adequate invention assignment agreements with all employees or third parties involved in the development of our intellectual property, including the proprietary technology used in certain parts of our business. In addition, we may be unable to detect the unauthorized use of our intellectual property rights. Policing unauthorized use of our intellectual property is difficult, expensive and time-consuming, and we may be required to spend significant resources to monitor and protect our intellectual property rights.
Our success depends also in part on our not infringing on, misappropriating or otherwise violating the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry or the Company. In the future, third parties may claim that we are infringing on, misappropriating or otherwise violating their intellectual property rights, and we may be found to be infringing on, misappropriating or otherwise violating such rights. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages, legal fees, settlement payments, ongoing royalty payments or other costs or damages, including treble damages if we are found to have willfully infringed certain types of intellectual property. Successful challenges against us also could prevent us from using certain technology or offering our products or services, require us to purchase costly licenses from third parties, which may not be available on commercially reasonable terms, or at all,

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
or require that we comply with other unfavorable terms. Even if a license is available to us, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technology licensed to us, and we may be required to pay significant upfront fees, milestone payments or royalties, which could increase our operating expenses. Any litigation, with or without merit, could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. Moreover, other companies, including our competitors, may have the capacity to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Any of the foregoing could adversely affect our business, financial condition and results of operations.
If we fail to comply with our obligations under license or technology agreements with third parties, or if we cannot license rights to use technology or data on reasonable terms, we could be required to pay damages, lose license rights that are critical to our business or be unable to commercialize new products and services in the future.
We license from third parties certain intellectual property, technology and data that are important to our business and, in the future, we may enter into additional agreements that provide us with licenses to valuable intellectual property, technology or data. If we fail to comply with any of our obligations under our license or technology agreements with third parties, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor (or other applicable counterparty) may cause us to lose valuable rights, and could disrupt our operations and harm our reputation. Our business may suffer if any current or future licenses or other grants of rights to us terminate, if the licensors (or other applicable counterparties) fail to abide by the terms of the license or other applicable agreement, if the licensors fail to enforce the licensed intellectual property against infringing third parties or if the licensed intellectual property rights are found to be invalid or unenforceable.
In the future, we may identify additional third-party intellectual property, technology and data we need, including to develop and offer new products and services. However, such licenses may not be available on acceptable terms or at all. Further, third parties from whom we currently license intellectual property, technology and data could refuse to renew our agreements upon their expiration or could impose additional terms and fees that we otherwise would not deem acceptable requiring us to obtain the intellectual property or technology from another third party, if any is available, or to pay increased licensing fees or be subject to additional restrictions on our use of such third party intellectual property or technology. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing products or services, which could have a material adverse effect on our competitive position, business, financial condition and results of operations.
Increased public attention to environmental, social and governance matters may expose us to negative public perception, cause reputational harm, impose additional costs on our business or impact our share price.
In recent years, there has been an increased focus from shareholders, business partners, cedants, regulators, politicians, and the public in general on environmental, social and governance, or ESG, matters, including greenhouse gas emissions, carbon footprint and climate-related risks, renewable energy, fossil fuels, diversity, equity and inclusion, responsible sourcing and supply chain, human rights, and social responsibility. Increasing attention is being directed towards publicly-traded companies in particular regarding ESG matters. A failure, or perceived failure, to respond to investor or customer expectations related to ESG concerns, including negative perceptions regarding the scope or sufficiency and transparency of our ESG approach and reporting on ESG matters, could cause harm to our business and reputation. For example, our insureds and investment portfolio include a wide variety of industries, including potentially controversial industries. Damage to our reputation as a result of our provision of policies to certain insureds or investments relating to certain industries could result in decreased demand for our insurance products and could have a material adverse effect on our business, operational results and financial results, as well as require additional resources to rebuild our reputation, competitive position and brand strength. Additionally, while we strive to manage our invested capital in a manner consistent with publicly-established ESG guidelines, we may not meet certain shareholders’ criteria for such investments or the performance of such investments may be adversely impacted by laws (including certain U.S. state laws) that limit or discourage government-affiliated asset managers from ESG-driven investments or differ from what it may have been if not managed in a manner consistent with ESG guidelines.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
We may not successfully alleviate risk through reinsurance arrangements. Additionally, we may not collect all amounts due from our reinsurers under our existing reinsurance arrangements.
As part of our risk management, we are reliant on the purchase of reinsurance for our own account from third parties, including retrocession coverage (i.e., the reinsurance of reinsurance). The availability and cost of reinsurance protection is subject to market conditions, which are outside of our control. In addition, the coverage provided by our reinsurance arrangements may be inadequate to cover our future liabilities. As a result, we may not be able to successfully alleviate risk through these arrangements, which could have a material adverse effect on our results of operations and financial condition.
Purchasing reinsurance does not relieve us of our underlying obligations to policyholders or ceding companies, so any inability to collect amounts due from reinsurers could adversely affect our financial condition and results of operations. Inability to collect amounts due from reinsurers can result from a number of scenarios, including (1) reinsurers choosing to withhold payment due to a dispute or other factors beyond our control; and (2) reinsurers becoming unable to pay amounts owed to us as a result of a deterioration in their financial condition. While we regularly review the financial condition of our reinsurers and currently believe their condition is strong, it is possible that one or more of our reinsurers will be adversely affected by future significant losses or economic events, causing them to be unable or unwilling to pay amounts owed to us.
In addition, due to factors such as the price or availability of reinsurance coverage, we sometimes decide to increase the amount of risk we retain by purchasing less reinsurance. Such determinations have the effect of increasing our financial exposure to losses associated with such risks and, in the event of significant losses associated with a given risk, could have a material adverse effect on our financial condition and results of operations.
Our inability to obtain the necessary credit facilities could affect our ability to offer reinsurance in certain markets.
Hamilton Re is not licensed or admitted as an insurer or reinsurer in any jurisdiction other than Bermuda. Because the United States and some other jurisdictions do not permit insurance companies to take credit on their statutory financial statements for reinsurance obtained from unlicensed or non-admitted insurers unless appropriate security mechanisms are in place, our reinsurance clients in these jurisdictions typically require Hamilton Re to provide letters of credit or other collateral. Our credit facilities are used to post letters of credit. However, if our credit facilities are not sufficient or if we are unable to renew our credit facilities or arrange for other types of security on commercially affordable terms, Hamilton Re could be limited in its ability to write business for some of our clients.
Our business may be adversely affected if we fail to pay claims in an accurately and timely manner.
We must accurately, and in a timely manner, evaluate and pay claims that are made under our policies. Many factors affect our ability to pay claims accurately and timely, including the training and experience of our claims representatives, the effectiveness of our management, and our ability to develop or select and implement appropriate procedures and systems to support our claims functions and other factors. Our failure to pay claims accurately and timely could lead to regulatory and administrative actions or material litigation, undermine our reputation in the marketplace and materially and adversely affect our business, financial condition, results of operations, and prospects.
In addition, for some business, we rely on third-party administrators, or TPAs, to manage claims on our behalf. If we do not manage our TPAs effectively, or if our TPAs are unable to effectively handle our volume of claims, our ability to handle an increasing workload could be adversely affected. In addition to potentially requiring that growth be slowed in the affected markets, our business could suffer from decreased quality of claims work, which, in turn, could adversely affect our operating margins.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Our reliance on intermediaries subjects us to their credit risk.
In accordance with industry practice, we generally pay amounts owed on claims under our insurance and reinsurance contracts to intermediaries, including agents and brokers, and these intermediaries, in turn, pay these amounts to the clients that have purchased insurance or reinsurance from us. In some jurisdictions, if an intermediary fails to make such payment, we may remain liable to the insured or ceding insurer for the deficiency. Likewise, in certain jurisdictions, when the insured or ceding company pays the premiums for these contracts to intermediaries for payment to us, these premiums are considered to have been paid and the insured or ceding company will no longer be liable to us for those amounts, whether or not we have actually received the premiums from the intermediary. Consequently, we assume a degree of credit risk associated with our insurance and reinsurance intermediaries.
Large non-recurring contracts and reinstatement premiums may increase the volatility of our financial results.
Our premiums are prone to significant volatility due to factors, including the timing of contract inception, as well as our differentiated strategy and capabilities which position us to pursue potentially non-recurring bespoke or large solutions for clients. In addition, after a large catastrophic event or circumstance, we may record significant amounts of reinstatement premium, which can cause quarterly, non-recurring fluctuations in both our written and earned premiums. These and other factors may increase the volatility of our financial results.
Our historical performance is not indicative of future performance.
Information regarding our past performance, financial or otherwise, is presented for informational purposes only and does not guarantee that we will achieve similar results in the future. You should not rely on our historical record of performance as being indicative of future performance in an investment in the Company or the returns we will, or are likely to, generate going forward.
Risks Related to the Market and Economic Conditions
Conditions in the global economy and financial markets increase the possibility of adverse effects on our financial position and results of operations.
The global economy and financial markets, including in the United States, the United Kingdom, Europe, China and other leading markets, continue to experience significant volatility and uncertainty as a result of numerous economic and geopolitical factors, including slowing or negative growth in certain economies, the level of inflation and deflation, the impact of fiscal and monetary policies and international trade disputes. The longer these economic conditions persist or accelerate, the greater the probability that these risks could have an adverse effect on our financial results. This may be evidenced in several ways, including, but not limited to, a potential reduction in our premium income, financial losses in our investment portfolio and decreases in revenue and net income.
Deterioration or volatility in the financial markets or general economic conditions could result in a prolonged economic downturn or trigger another recession and our operating results, financial position and liquidity could be materially and adversely affected. Further, unfavorable economic conditions could have a material adverse effect on certain of the lines of business we write, including, but not limited to, trade credit, political risks, professional lines and surety.
We may be adversely impacted by inflation.
Our operations, like those of other insurers and reinsurers, are susceptible to the effects of both economic and social inflation because premiums are established before the ultimate amounts of losses and loss adjustment expenses are known. Although we consider the potential effects of inflation when setting premium rates, our premiums may not fully offset the effects of inflation and may essentially result in our underpricing the risks we insure and reinsure. Our reserve for losses and loss adjustment expenses includes assumptions about future payments for settlement of claims and claims-handling expenses, such as the value of replacing property and associated labor costs for the property business we write and litigation costs. To the extent inflation causes costs to increase above reserves established for claims, we will be required to increase our loss reserves with a corresponding reduction in

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
our net income in the period in which the deficiency is identified, which may have a material adverse effect on our financial condition or results of operations. Unanticipated higher inflation could also lead to higher interest rates, which would negatively impact the value of our fixed income securities and potentially other investments.
In recent years, we have experienced an increase in loss costs as a result of relatively high inflation in several locations in which we have exposure. We have seen high inflation in many components of our claims payments, across all lines. The underlying drivers of increased claims costs include, but are not limited to consumer prices, retail prices, wages, property rebuild costs and energy prices. In response to the rising costs driven by inflation, we conducted a thorough assessment of loss cost inflation, which we used to update our pricing models and reserving and planning assumptions. This analysis suggests that the positive rate movement we have achieved has matched or exceeded loss cost trends when we account for current rates of inflation and forecasted rates of future inflation. However, there is a risk that our inflation assumptions and forecasts prove to be insufficient, or that the impact of those inflation drivers upon our future claim payments is inconsistent with our assumptions, and this risk could negatively impact our future earnings.
Our results of operations may fluctuate significantly from period to period and may not be indicative of our long-term prospects.
Our results of operations may fluctuate significantly from period to period. These fluctuations result from a variety of factors, including the fluctuations of the reinsurance and insurance market in response to supply and demand changes, the volume and mix of reinsurance and insurance products that we write, loss experience on our reinsurance and insurance liabilities, the performance of our investment portfolio and our ability to assess and integrate our risk management strategy effectively. In particular, we seek to underwrite products and make investments to achieve long-term results. As a result, our short-term results of operations may not be indicative of our long-term prospects.
We could be forced to sell investments to meet our liquidity requirements.
We invest the premiums we receive from our insureds until they are needed to pay policyholder claims. Consequently, we seek to manage the duration of our investment portfolio based on the duration of our losses and LAE reserves to provide sufficient liquidity and avoid having to liquidate investments to fund claims. Many of the risks we face, including, but not limited to, exposure to catastrophic events, inadequate reserves or investment losses, could potentially result in the need to sell investments to fund these liabilities. Depending on various economic or market factors, we may not be able to sell our investments at favorable prices or at all. Sales that do occur could result in significant realized losses depending on the conditions of the general market, interest rates and credit issues with individual securities.
We may be affected by adverse economic factors outside of our control, including recession or the perception that recession may occur and international socio-political events.
An economic recession or slowdown in economic activity may result from a new surge in the COVID-19 pandemic, from international events involving war or civil, political, or social unrest, or from other factors outside of our control. For example, we have experienced losses related to the conflict between Russia and Ukraine, and the conflict may expand, which could increase our potential exposures or have far-reaching impacts on the global economy. Additionally, governmental, business and societal responses to such events, such as restrictions on public gatherings, sanctions, trade restrictions, increased unemployment, and supply chain disruptions could worsen the impact of such events and could have an impact on our business and on our customers’ businesses. Any such events could increase our probability of losses. These events could also reduce the demand for insurance and reinsurance, which would reduce our premium volume and could have a material adverse effect on our business and results of operations.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Risks Related to Our Strategy
Hamilton Group may not be able to execute its strategy as planned or at all.
There can be no guarantee that Hamilton Group will be successful in accomplishing the tasks necessary to execute its proposed strategy, or that it will be able to execute the strategy within the time frame or in the manner outlined in this prospectus. If the Hamilton Group is unable to execute its strategy, Hamilton Group’s financial results may vary substantially from those projected in the prospectus.
We depend on our key personnel to manage our business effectively and they may be difficult to replace.
Our performance substantially depends on the efforts and abilities of our management team and other executive officers and key employees. Furthermore, much of our competitive advantage is based on the expertise, experience and know-how of our key management personnel. We do not have fixed-term employment agreements with many of our key employees or key person life insurance and the loss of one or more of these key employees could adversely affect our business, results of operations and financial condition. Our success also depends on the ability to hire and retain additional personnel. Difficulty in hiring or retaining personnel could adversely affect our results of operations and financial condition.
In addition, our ability to execute our business strategy is dependent on our ability to attract and retain a staff of qualified underwriters and service personnel. The location of our global headquarters in Bermuda may impede our ability to recruit and retain highly skilled employees in that jurisdiction for the roles that need to be resident in Bermuda. Under Bermuda law, non-Bermudians (other than spouses of Bermudians, holders of permanent residents’ certificates, naturalized British overseas territory citizens or persons who are exempted pursuant to the Incentives for Job Makers Act 2011, as amended) may not engage in any gainful occupation in Bermuda without a valid government work permit. Some members of our senior management are working in Bermuda under work permits that will expire over the next several years. The Bermuda government could refuse to extend these work permits, and no assurances can be given that any work permit will be issued or, if issued, renewed upon the expiration of the relevant term. If any of our senior officers or key contributors were not permitted to remain in Bermuda, or if we experienced delays or failures in obtaining permits for a number of our professional staff, our operations could be disrupted and our financial performance could be adversely affected as a result.
We may from time to time modify our business and strategic plan, and these changes could adversely affect us and our financial condition.
Risks associated with implementing or changing our business strategies and initiatives, including risks related to developing or enhancing our operations, controls and other infrastructure, may not have an impact on our publicly reported results until many years after implementation. Our failure to carry out our business plans may have an adverse effect on our long-term results of operations and financial condition.
In connection with the implementation of our corporate strategies, we face risks associated with the acquisition or disposition of businesses, the entry into new lines of business, the integration of acquired businesses and the growth and development of these businesses.
In pursuing our corporate strategy, we may acquire other businesses or dispose of or exit businesses we currently own. The success of this strategy is dependent upon our ability to identify appropriate acquisition and disposition targets, negotiate transactions on favorable terms, complete transactions and, in the case of acquisitions, successfully integrate them into our existing businesses. If a proposed transaction is not consummated, the time and resources spent in researching it could adversely result in missed opportunities to locate and acquire other businesses. If acquisitions are made, there can be no assurance that we will realize the anticipated benefits of such acquisitions, including, but not limited to, revenue growth, operational efficiencies or expected synergies. If we dispose of or otherwise exit certain businesses, there can be no assurance that we will not incur certain disposition related charges, or that we will be able to reduce overhead related to the divested assets.
From time to time, either through acquisitions or internal development, we may enter new lines of business or offer new products and services within existing lines of business. These new lines of business or new products and

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
services may present additional risks, particularly in instances where the markets are not fully developed. Such risks include the investment of significant time and resources; the possibility that these efforts will be not be successful; the possibility that the marketplace does not accept our products or services, or that we are unable to retain clients that adopt our new products or services; and the risk of additional liabilities associated with these efforts. In addition, many of the businesses that we acquire and develop will likely have significantly smaller scales of operations prior to the implementation of our growth strategy. If we are not able to manage the growing complexity of these businesses, including improving, refining or revising our systems and operational practices, and enlarging the scale and scope of the businesses, our business may be adversely affected. Other risks include developing knowledge of and experience in the new business, integrating the acquired business into our systems and culture, recruiting professionals and developing and capitalizing on new relationships with experienced market participants. External factors, such as compliance with new or revised regulations, competitive alternatives and shifting market preferences may also impact the successful implementation of a new line of business. Failure to manage these risks in the acquisition or development of new businesses could materially and adversely affect our business, financial condition and results of operations.
We have significant foreign reinsurance that exposes us to certain additional risks, including foreign currency risks and political risks.
Through our multinational insurance and reinsurance exposures, we conduct business in a variety of foreign (non-U.S.) currencies, the principal exposures being the British pound sterling, the Euro and the Japanese yen. As a result, a portion of our assets, liabilities, revenues and expenses are denominated in currencies other than the U.S. dollar and are therefore subject to foreign currency risks. Significant changes in foreign exchange rates may adversely affect our results of operations and financial condition. Our foreign exposures are also subject to legal, political and operational risks that may be greater than those present in the United States. As a result, our exposures to these foreign risks could fluctuate.
We are exposed to risks in connection with our management of alternative reinsurance platforms on behalf of investors in entities managed by Hamilton Strategic Partnerships.
Certain of our subsidiaries that are engaged in the management of alternative reinsurance platforms as part of our Hamilton Strategic Partnerships division may owe certain legal duties and obligations to third-party investors (including reporting obligations) and are subject to a variety of often complex laws and regulations relating to the management of those structures. Although we continually monitor our policies and procedures to ensure compliance, faulty judgments, simple errors or mistakes, or the failure of our personnel to adhere to established policies and procedures could result in our failure to comply with applicable laws or regulations which could result in significant liabilities, penalties or other losses and significantly harm our business and results of operations.
In addition, our third-party investors may decide not to renew their interests in the entities we manage, which could materially impact the financial condition of such entities. Certain of our third-party capital investors provide significant capital investment in respect of the entities we manage. The loss or alteration of this capital support could be detrimental to our financial condition and results of operations. Moreover, we can provide no assurance that we may be able to attract and raise additional third-party capital for our existing managed entities or for potential new managed entities and therefore we may forgo existing and/or potential attractive fee income and other income-generating opportunities.
Furthermore, notwithstanding any capital holdback, we may decide to return to our investors all or a portion of the third-party capital held by entities we manage as collateral prior to the maturity specified in the terms of the particular underlying transactional documents. A return of capital to our investors is final. As a result, if we release collateral early and capital is returned to our investors, we may not have sufficient collateral to pay any future claims associated with such losses in the event losses are significantly larger than we anticipated.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Risks Related to Our Investment Strategy
Our business, prospects, financial condition or results of operations may be adversely affected by reductions in the aggregate value of our investment portfolio.
Our operating results depend in part on the performance of our investment portfolio, including our investment in the Two Sigma Hamilton Fund. Our capital is invested by professional investment management firms, including by Two Sigma through its management of the Two Sigma Hamilton Fund. A material portion of our investment assets are managed by Two Sigma through the Two Sigma Hamilton Fund, as further described herein, and we derive a significant portion of our income from our investment in the Two Sigma Hamilton Fund. As a result, we have significant exposure to the investments in the Two Sigma Hamilton Fund, as well as to our other investment assets.
Our investments are subject to a variety of financial and capital market risks including, but not limited to, changes in interest rates, credit spreads, equity and commodity prices, foreign currency exchange rates, increasing market volatility and risks inherent to particular securities. Prolonged and severe disruptions in the public debt and equity markets, including, among other things, volatility of interest rates, widening of credit spreads, bankruptcies, defaults, significant ratings downgrades, geopolitical instability, and a decline in equity or commodity markets, may cause significant losses in our investment portfolio. Market volatility can make it difficult to value certain securities if their trading becomes infrequent. Depending on market conditions, we could incur substantial additional realized and unrealized investment losses in future periods. This could have a material effect on certain of our investments.
For instance, our investment portfolio (and, specifically, the valuations of investment assets it holds) has been, and is likely to continue to be, adversely affected as a result of market valuations impacted by significant events such as the COVID-19 pandemic and any other public health crisis, the Ukraine conflict and other global economic and geopolitical uncertainty regarding their outcomes. These include changes in interest rates, declining credit quality of particular investments, reduced liquidity, fluctuating commodity prices, international sanctions, and related financial market impacts from the sudden, continued slowdown in global economic conditions generally. Further, extreme market volatility, such as the markets are experiencing now as a result of the ongoing Ukraine conflict, may leave us unable to react to market events in a prudent manner consistent with our historical practices in dealing with more orderly markets.
Separately, the occurrence of large claims may force us to liquidate securities at an inopportune time, which may cause us to realize capital losses. Large investment losses could decrease our asset base and thereby affect our ability to underwrite new business. Additionally, such losses could have a material adverse impact on our shareholders’ equity, business and financial strength and debt ratings.
The aggregate performance of our investment portfolio also depends to a significant extent on the ability of our investment managers, including Two Sigma in the management of the Two Sigma Hamilton Fund, to select and manage appropriate investments. As a result, we are also exposed to operational risks which may include, but are not limited to, a failure of these investment managers to perform their services in a manner consistent with product mandates or our investment guidelines, technological and staffing deficiencies, inadequate disaster recovery plans, interruptions or impaired business operations.
As discussed further below, we are contractually required to maintain an investment in the Two Sigma Hamilton Fund pursuant to the Commitment Agreement (as defined below), which represents a material portion of our investment portfolio, and which Commitment Agreement remains in effect in accordance with its terms even if the Two Sigma Hamilton Fund incurs substantial losses or otherwise does not meet our investment objectives. This registration statement does not, and is not intended to, provide a comprehensive discussion of the risks and conflicts associated with our investment in the Two Sigma Hamilton Fund.
We maintain a fixed income portfolio which could be impacted by interest rate and credit risk.
We maintain a portfolio of more traditional investment assets, primarily composed of investment-grade fixed income securities, that are managed by third-party professionals other than Two Sigma through its management of the Two Sigma Hamilton Fund. As of December 31, 2022, the fair market value of our investment portfolio not managed by Two Sigma was $1.3 billion.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
This fixed investment portfolio is subject to risks associated with potential declines in credit quality related to specific issuers or specific industries and a general weakening of the economy, which are typically reflected through credit spreads. Credit spread is the additional yield on fixed income securities and loans above the risk-free rate, typically referenced as the yield on U.S. treasury securities, that market participants require to compensate them for assuming credit, liquidity and/or prepayment risks. Credit spreads vary in response to the market’s perception of risk and liquidity in a specific issuer or specific sector. Additionally, credit spreads are influenced by the credit ratings, and the reliability of those ratings, published by external rating agencies. Although we have the ability to use derivative financial instruments to manage these risks, the effectiveness of such instruments varies with liquidity and other conditions that may impact derivative and bond markets. Adverse economic conditions or other factors could cause declines in the quality and valuation of our investment portfolios that would result in realized and unrealized losses. The concentration of our investment portfolios in any particular issuer, industry, collateral type, group of related industries, geographic sector or risk type could have an adverse effect on our investment portfolios and consequently on our results of operations and financial condition.
In addition, a rising interest rate environment, an increase in credit spreads or a decrease in liquidity could have an adverse effect on the value of our fixed income investment portfolio by decreasing the fair values of the fixed income securities. Longer-term assets may also be sold and reinvested in shorter-term assets that may have lower yields in anticipation of or in response to rising interest rates. Alternatively, a decline in market interest rates could have an adverse effect on investment income as we invest cash in new investments that may earn less than the portfolio’s average yield. In a low interest rate environment, borrowers may prepay or redeem securities more quickly than expected as they seek to refinance at lower rates. Sustained low interest rates could also lead to purchases of longer-term or riskier assets in order to obtain adequate investment yields, which could also result in a duration gap when compared to the duration of liabilities. Although we attempt to take measures to manage the risks of investing in changing interest rate environments, we may not be able to mitigate interest rate or credit spread sensitivity effectively.
We do not have control over the Two Sigma Hamilton Fund.
As discussed above, we maintain a significant investment in the Two Sigma Hamilton Fund, which is an investment fund managed by Two Sigma. Specifically, under the commitment agreement, dated July l, 2023 (the “Commitment Agreement”), Hamilton Re is required to maintain an investment in the Two Sigma Hamilton Fund in an amount up to the lesser of (i) $1.8 billion or (ii) 60% of Hamilton Insurance Group’s net tangible assets (such lesser amount, the “Minimum Commitment Amount”) for a three-year period commencing as of July l, 2023 (the “Initial Term”) and renewable annually for rolling three-year periods thereafter (each such three-year period, a “Commitment Period”), unless a notice of non-renewal is provided in accordance with the Commitment Agreement.
Pursuant to the Commitment Agreement, we may reduce the Minimum Commitment Amount or terminate the Commitment Agreement in certain circumstances. Subject to certain conditions, Hamilton Re is permitted to withdraw all or any portion of its capital account (A)(i) if non-routine circumstances result in the full depletion in its cash and cash equivalents for its day-to-day operations, (ii) it would be materially detrimental to it to delay making a withdrawal, and (iii) it cannot access any working capital or letter of credit facility it has; or (B) to the extent such withdrawal is required to prevent a downgrading or negative ratings action by A.M. Best with respect to Hamilton Re, to the extent based on a significant concern principally related to the continued management of our investment assets in the Two Sigma Hamilton Fund, or an order or direction from the BMA, and in the case of clause (B), only upon a resolution of our board of directors that (x) we have taken commercially reasonable efforts to avoid such withdrawal and that such a withdrawal is required to address the negative ratings action or BMA direction, and (y) that it is necessary to maintain Hamilton Re’s A.M. Best ratings of A- (financial strength) and a- (issuer credit rating) or to comply with such BMA direction, as the case may be, in order to continue its business operations. Hamilton Re or Two Sigma may also terminate the Commitment Agreement in the event of, among other things: (i) a transfer of voting interests in excess of 25% of Two Sigma (other than to affiliates or persons related to Two Sigma), to the extent such transfer results in a change of control or management of Two Sigma, (ii) certain dispositions or issuances of a material (i.e., 5% or greater) or non-passive position in the public equity of Hamilton Insurance Group or Hamilton Re by a Two Sigma competitor, (iii) a material change to Hamilton Insurance Group’s, Hamilton Re’s or Two Sigma’s business, including with respect to Two Sigma the cessation of management of a trading entity, or the return of a majority of client capital attributable to a trading entity, (iv) David

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Siegel or John Overdeck ceasing to be involved in the management of Two Sigma, or (v) a change in law that is reasonably expected to have a material adverse effect on Hamilton Re or Two Sigma.
Two Sigma Principals, LLC is the managing member of Two Sigma Hamilton Fund (the “Managing Member”), is subject to the same Commitment Period, and has exclusive control over the management, operations and policies of the Two Sigma Hamilton Fund under the Two Sigma Hamilton Fund Limited Liability Company Agreement, dated July 1, 2023, as amended from time to time (the “LLCA”), including the authority to undertake on behalf of the Two Sigma Hamilton Fund all actions that, in its sole judgment, are necessary or desirable to carry out its duties and responsibilities.
These broad rights of the Managing Member include the power to delegate its authority under the LLCA. Pursuant to an amended and restated investment management agreement, dated July l, 2023, between the Two Sigma Hamilton Fund and Two Sigma (the “Two Sigma Hamilton Fund IMA”), the Managing Member has granted to Two Sigma the authority to direct the investments of the Two Sigma Hamilton Fund and other day-to-day business of the Two Sigma Hamilton Fund. Hamilton Re has no right to remove the Managing Member and does not have any right to participate in the management and conduct of the Two Sigma Hamilton Fund. Neither the Company nor Hamilton Re are a party to the Two Sigma Hamilton Fund IMA.
The revised investment management agreement with Two Sigma requires TS Hamilton Fund to incur a management fee of 2.5% of the non-managing members' equity in the net asset value of the TS Hamilton Fund per annum. Under the terms of the revised LLCA, the Managing Member is entitled to an incentive allocation equal to 30% of TS Hamilton Fund’s net profits, subject to high watermark provisions, and adjusted for withdrawals and any incentive allocation to the Managing Member. However, in the event there is a net loss during a quarter and a net profit during any subsequent quarter, the Managing Member is entitled to a modified incentive allocation whereby the regular incentive allocation will be reduced by 50% until subsequent cumulative net profits are credited in an amount equal to 200% of the previously allocated net losses.
The Managing Member is also entitled to receive an additional incentive allocation as of the end of each fiscal year (or on any date Hamilton Re withdraws all or a portion of its capital), in an amount equal to 25% of the Excess Profits. “Excess Profits” for any given fiscal year (or other such accounting period) means the net profits over 10% for such fiscal year, net of management fees and expenses and gross of incentive allocations, but only after recouping previously unrecouped net losses. To the extent Hamilton Re contributes capital other than at the beginning of a fiscal year or withdraws capital other than at the end of a fiscal year, the additional incentive allocation hurdle with respect to such capital is prorated.
The fees paid related to management of the Two Sigma Hamilton Fund are as follows:.

	Year Ended	Month Ended	Years Ended
	December 31,	December 31,	November 30,
(Expressed in thousands of U.S. Dollars)	2022	2021	2021	2020
Management fees	$53,103	$4,318	$48,693	$49,468

Incentive fees	68,050	—	51,309	24,931
Additional incentive fees	—	—	10,320	—
Total incentive fees	68,050	—	61,629	24,931

Total	121,153	4,318	110,322	74,399
The Two Sigma Hamilton Fund invests in various commingled investment vehicles. We are not Two Sigma’s “client” under the U.S. Investment Advisers Act of 1940, as amended, and Two Sigma does not manage capital invested in the Two Sigma Hamilton Fund by reference to our investment guidelines. Our investment guidelines relating to assets managed outside of the Two Sigma Hamilton Fund currently focus on investment primarily in fixed maturity and cash products. Depending on current and future events and market conditions and their impact on our investments, the investment guidelines are subject to change.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The Two Sigma Hamilton Fund is not, and is not expected to be, registered as an “investment company” under the 1940 Act or any comparable regulatory requirements. Therefore, investors in the Two Sigma Hamilton Fund, including Hamilton Re, do not and will not have the benefit of the protections afforded by such registration and regulation.
We face risks associated with our reliance on Two Sigma, as investment manager of the Two Sigma Hamilton Fund.
The success of the Two Sigma Hamilton Fund's investments is dependent on the ability of Two Sigma, and more specifically, on the other employees acting as the Two Sigma Hamilton Fund’s portfolio managers and book managers, to develop and implement investment strategies that achieve the Two Sigma Hamilton Fund's investment objective. If any of the Two Sigma Key Persons (as defined below), the portfolio managers or the book managers ceases to be involved in the management of Two Sigma or the Two Sigma Hamilton Fund, the Two Sigma Hamilton Fund could be adversely affected. There is no prohibition on any Two Sigma Key Person, portfolio manager or book manager resigning. In addition, the portfolio managers, the Two Sigma Key Persons and the book managers have material responsibilities within Two Sigma that are completely separate from their duties to the Two Sigma Hamilton Fund. There is no prohibition on an expansion or change to such other responsibilities. We have no special withdrawal rights if any of the Two Sigma Key Persons, the portfolio managers and/or the book managers were to cease to be involved in the management of the Managing Member and/or Two Sigma, or materially reduce their duties with respect to the Two Sigma Hamilton Fund; rather we would have the right to withdraw only in accordance with the withdrawal provisions detailed in the LLCA.
As described in the brochure of Two Sigma, dated March 31, 2023, accompanying its Form ADV filed with the SEC, there have been a variety of management and governance challenges at Two Sigma and related entities. The management committee of Two Sigma and related entities (the “Two Sigma Management Committee”) has been unable to reach agreement on a number of topics, including: (i) defining roles, authorities and responsibilities for a range of C-level officers, including for the various roles of the members of the Two Sigma Management Committee and Chief Investment Officers; (ii) organizational design and management structure of various teams; (iii) corporate governance and oversight matters; and (iv) succession plans. These disagreements can affect Two Sigma’s ability to retain or attract employees (including very senior employees) and could continue to impact the ability of employees to fully implement key research, engineering, or corporate business initiatives. If such disagreement were to continue, Two Sigma’s ability to achieve the Two Sigma Hamilton Fund mandate could be impacted over time.
The Two Sigma Hamilton Fund’s investment portfolio and its performance depends on the ability of its investment manager, Two Sigma, to select and manage appropriate investments.
Pursuant to the Two Sigma Hamilton Fund IMA, the Managing Member has granted Two Sigma discretion and authority to make all investment decisions on behalf of the Two Sigma Hamilton Fund, including the power to purchase, acquire, hold, invest, reinvest, sell or otherwise dispose of the Two Sigma Hamilton Fund’s interests in certain trading entities managed by Two Sigma for the purposes of implementing the Two Sigma Hamilton Fund’s investment objectives.
The trading strategies that Two Sigma utilizes on behalf of the Two Sigma Hamilton Fund at any time may encompass a variety of Techniques, both directly and derivatively, all of which may be based on any combination of systematic and discretionary analysis as determined by Two Sigma in its sole discretion. Our investment in the Two Sigma Hamilton Fund is subject to all of the risks associated with the purchase and sale of complex leveraged instruments, including without limitation, the difficulty of accurately predicting price movements in particular investment positions and the difficulty of assessing the impact that an unpredictable multitude of economic and other events may have on prices or the value of investments. Two Sigma utilizes a variety of speculative trading strategies which, if unsuccessful, could result in a complete loss of our investment in the Two Sigma Hamilton Fund. The Two Sigma Hamilton Fund’s trading and investment activities are not limited to these strategies and Techniques and the Two Sigma Hamilton Fund is permitted to pursue any investment strategy and/or Technique that Two Sigma determines in its sole discretion to be appropriate for the Two Sigma Hamilton Fund from time to time. We cannot assure shareholders as to how assets will be allocated to different investment opportunities, including long and short positions and derivatives trading, which could increase the level of risk associated with investment in the Two

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Sigma Hamilton Fund. The performance of our investment in the Two Sigma Hamilton Fund depends fundamentally on the ability of Two Sigma to select and manage appropriate investments for the Two Sigma Hamilton Fund’s investment portfolio. We cannot assure you that Two Sigma will be successful in meeting the Two Sigma Hamilton Fund’s investment objectives.
Irrespective of Two Sigma’s ability to manage the Two Sigma Hamilton Fund, our investment in the Two Sigma Hamilton Fund is highly speculative, entails substantial risks and is subject to various conflicts of interest. There is no guarantee, assurance or representation that the investment objectives of the Two Sigma Hamilton Fund will be achieved or that our investment in the Two Sigma Hamilton Fund will not result in significant losses, which consequently could significantly and negatively affect our business, results of operations and financial condition.
In addition, under the LLCA (subject to the terms of the Commitment Agreement), the Managing Member has the authority to dismiss from employment any and all agents, managers, consultants, advisors and other persons, including Two Sigma. If the Managing Member chooses to dismiss Two Sigma as the Two Sigma Hamilton Fund’s investment manager or to engage another investment manager following the expiration of its term, there is no assurance that the Managing Member will find or hire a suitable replacement. If the Managing Member were to hire a suitable replacement, there is no guarantee that any such replacement would provide the Two Sigma Hamilton Fund with comparable or better investment results than those that Two Sigma may provide to the Two Sigma Hamilton Fund or than those that Two Sigma has provided in the past to us.
The Two Sigma Hamilton Fund is required to indemnify and hold harmless the Managing Member and Two Sigma under certain circumstances pursuant to the LLCA or the Two Sigma Hamilton Fund IMA. As a result, in general, we do not expect to have recourse to Two Sigma for our losses and the value of capital accounts of Hamilton Re in the Two Sigma Hamilton Fund could be reduced in the event that Two Sigma (or its affiliates) incur losses, all of which could have a material and adverse impact on our financial conditions and results of operations.
We have a limited ability to withdraw our capital from the Two Sigma Hamilton Fund, and our investment in the Two Sigma Hamilton Fund is an illiquid investment.
In light of the fact that the Commitment Agreement and the LLCA limit our ability to withdraw our capital from the Two Sigma Hamilton Fund, and that there is no secondary market for interests in the Two Sigma Hamilton Fund, an investment in the Two Sigma Hamilton Fund is an illiquid investment. Hamilton Re is required to maintain the lesser of (a) $1.8 billion or (b) 60% of Hamilton Insurance Group’s net tangible assets in the Two Sigma Hamilton Fund for the Commitment Period, subject to certain circumstances and the liquidity options described below, with the Commitment Period ending on June 30, 2026. The Commitment Period will automatically renew for a new three-year Commitment Period unless Hamilton Re or the Managing Member provide advance notice of non-renewal prior to the one-year anniversary of the commencement of a Commitment Period.
The Managing Member may, in its discretion, but is not required to, permit or require Hamilton Re to withdraw all or any portion of its capital account(s) at other times or waive or reduce certain notice periods or allow a notice to be revoked. The Managing Member may also upon five days’ notice, compel the withdrawal of any portion of Hamilton Re’s direct or indirect investment in the Two Sigma Hamilton Fund in excess of the Minimum Commitment Amount and may withdraw all or any portion of its capital account at any time. However, Hamilton Re is permitted to withdraw all or any portion of its capital account if (A)(i) non-routine circumstances result in the full depletion in its cash and cash equivalents for its day-to-day operations, (ii) it would be materially detrimental to it to delay making a withdrawal, and (iii) it cannot access any working capital or letter of credit facility it has; or (B) such withdrawal is required to prevent a downgrading by A.M. Best or an order from the BMA, as described above under “––We do not have control over the Two Sigma Hamilton Fund.”
Additionally, because the Commitment Agreement requires that we invest a certain amount of capital in the Two Sigma Hamilton Fund and the LLCA does not permit us to replace the Managing Member or require that the Managing Member replace Two Sigma as the investment manager of the Two Sigma Hamilton Fund, we have limited flexibility to change our investment strategy or manage our investments outside of the Two Sigma Hamilton Fund or with a different investment manager, which could have a negative impact on our returns.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Should the Two Sigma Hamilton Fund be terminated by the Managing Member, all assets will be liquidated in accordance with the terms set out in the LLCA and we will no longer receive returns in connection with this investment. If the Two Sigma Hamilton Fund is terminated, there can be no assurance that we will be able to replace Two Sigma as our investment manager or achieve investment results comparable or better than those achieved by the Two Sigma Hamilton Fund. See also “—We do not have control over the Two Sigma Hamilton Fund.”
The Managing Member, Two Sigma and their respective affiliates have potential conflicts of interest that could adversely affect us.
The structure and operations of Two Sigma and its affiliates (and, by extension, how the Two Sigma Hamilton Fund and the trading entities the Two Sigma Hamilton Fund utilizes are constructed, managed and advised) give rise to a number of actual and potential conflicts of interest which may adversely affect us.
Two Sigma and its affiliates currently manage, and expect to continue to manage, other client and proprietary accounts, some of which have objectives that overlap with the objective of the Two Sigma Hamilton Fund, including investment vehicles that are owned primarily or entirely by Two Sigma proprietary capital. Two Sigma’s interests will at times conflict with our interests, which may potentially adversely affect our and the Two Sigma Hamilton Fund’s investment opportunities and returns.
David M. Siegel and John A. Overdeck, who serve on our Board of Directors, are also the founders, co-chairmen and co-CEOs of Two Sigma. Two Sigma Management, LLC (“TS Management”) is the general partner of the Managing Member and Two Sigma. David M. Siegel and John A. Overdeck (collectively, the “Two Sigma Key Persons”) participate in the governance and management of TS Management (and the governance and management of the Managing Member and Two Sigma) through their positions on the management committee of TS Management. Thus, the Two Sigma Key Persons indirectly effectively control the Managing Member and Two Sigma. These roles (i.e., with the Two Sigma-affiliated companies on the one hand and the Company on the other hand) create various conflicts of interest, including as it relates to our decision to invest in the Two Sigma Hamilton Fund and the terms of such investment.
Further, the Commitment Agreement provides that none of Two Sigma, the Managing Member or Two Sigma Hamilton Fund are responsible for any performance of their obligations thereunder to the extent such obligations would reasonably conflict with their fiduciary duties to other clients or investors in such clients or are reasonably expected to result in materially adverse legal or regulatory risk, as determined in any such party’s sole discretion on the advice of its internal or external counsel.
Two Sigma and its affiliates engage in other business ventures and investment opportunities that will not be allocated equitably among us and such other business ventures.
Two Sigma and its affiliates participate in various financial activities and have created multiple products that employ overlapping or substantially similar strategies and/or compete for limited trading and investment opportunities but are designed to achieve materially different expected risk-reward profiles. Two Sigma and its affiliates engage in a wide-range of investment and other financial activities, many of which are not offered to the Two Sigma Hamilton Fund. As Two Sigma and its affiliates continue to grow, they will need to continue to balance the following challenges: (i) a desire to increase the amount of proprietary capital invested; (ii) an increasingly diverse and numerous investor base; (iii) greater variation in the mandates and fee structures among the Two Sigma Hamilton Fund and the other Two Sigma clients; (iv) a shifting regulatory landscape; and (v) managing a larger and more diverse set of strategies and Techniques. Portfolios managed by Two Sigma affiliates will have material adverse impacts on each other and the trading in such portfolios will continue to reduce returns in other portfolios. As a result, Two Sigma’s offerings and expansions (and those of its affiliates) are expected to have a negative effect on the Two Sigma Hamilton Fund. Two Sigma and its affiliates are not and cannot be free from conflicts of interest in balancing these and related considerations.
Additionally, decisions made by Two Sigma on behalf of the Two Sigma Hamilton Fund have the potential to vary materially from the decisions made by Two Sigma and is affiliates on behalf of other clients, including during times of market stress and during liquidation events. Because Two Sigma or its affiliates employ the same or substantially similar strategies on behalf of many of their respective clients and because such clients often trade the

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
same or similar instruments, the decisions made by Two Sigma or its affiliates, as applicable, on behalf of any individual client are likely to have a material impact on other clients. This impact is likely to be exacerbated during times of market stress and/or during liquidation events. For example, to the extent that Two Sigma decides to liquidate or “delever” all or any portion of another client’s portfolio for any reason, such liquidation or deleveraging is likely to adversely affect positions held by the Two Sigma Hamilton Fund or the Two Sigma Hamilton Fund’s ability to liquidate or delever the same or similar positions, whether or not Two Sigma has made the independent decision to liquidate or delever the Two Sigma Hamilton Fund’s portfolios.
The historical performance of Two Sigma (including the Two Sigma Hamilton Fund) should not be considered as indicative of the future results of the Two Sigma Hamilton Fund’s investment portfolio or of our future results.
The historical returns of the funds managed by Two Sigma (including the Two Sigma Hamilton Fund) are not necessarily indicative of future results. Results for the Two Sigma Hamilton Fund’s investment portfolio could differ materially from the results of other funds managed by Two Sigma. In addition, even if the Two Sigma Hamilton Fund’s investment portfolio generates investment income in a given period, our overall performance could be adversely affected by losses generated by our insurance and reinsurance operations or other market dynamics. Poor performance of the Two Sigma Hamilton Fund’s investment portfolio would cause a decline in our revenue and would therefore have a negative effect on our financial performance.
The risks associated with Two Sigma’s strategy in managing the Two Sigma Hamilton Fund’s investment portfolio could be substantially greater than the investment risks faced by other reinsurers with whom we compete.
We have a significant amount of financial exposure to the investment in the Two Sigma Hamilton Fund. As a result, our operating results depend materially on the performance of the Two Sigma Hamilton Fund’s investment portfolio. In addition, the Two Sigma Hamilton Fund’s investments are made through various commingled investment vehicles that are managed on behalf of multiple Two Sigma clients, and not structured in relation to our specific financial objectives or anticipated insurance and reinsurance liabilities. To the extent we are required to fund these or other liabilities in meaningful amounts and/or unexpectedly, we could be forced to liquidate investments at a significant loss or at prices that are not optimal, which could significantly and adversely affect our financial results.
The risks associated with Two Sigma’s investment strategy could be substantially greater than the risks associated with traditional investment strategies employed by many insurers and reinsurers with whom we compete. Two Sigma specializes in process-driven, systematic investment management generally implemented by performing quantitative analysis to build mathematical strategies that rely on patterns inferred from historical prices and other data in evaluating prospective investments. These strategies are implemented by employing the Techniques. Quantitative strategies and Techniques cannot fully match the complexity of the financial markets and therefore sudden unanticipated changes in underlying market conditions can significantly impact their performance. Further, as market dynamics shift over time, a previously highly successful strategy or Technique tends to become outdated, and Two Sigma, as the Two Sigma Hamilton Fund’s investment manager, may not recognize that fact before substantial losses are incurred. Even without becoming a completely outdated strategy or Technique, a given strategy’s or Technique’s effectiveness may decay in an unpredictable fashion for any number of reasons, including, but not limited to, an increase in the amount of assets managed, the sharing of such strategy or Technique with other clients or affiliates, the use of similar strategies or Techniques by other market participants and/or market dynamic shifts over time. Moreover, there are likely to be an increasing number of market participants who rely on strategies and Techniques that are similar to those used by Two Sigma, which may result in a substantial number of market participants taking the same action with respect to an investment and some of these market participants may be substantially larger than the Two Sigma Hamilton Fund. Should one or more of these other market participants begin to divest themselves of one or more positions, a “crisis correlation,” independent of any fundamentals and similar to the crises that occurred or could occur, thereby causing the Two Sigma Hamilton Fund to suffer material, or even total, losses.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Two Sigma relies on the use of technology and on data from third-party and other sources to make its forecasts and/or trading decisions, which could materially adversely affect our future results.
The Techniques and related analytics utilized by Two Sigma in managing the Two Sigma Hamilton Fund are fundamentally dependent on technology, including hardware, software and telecommunications systems. The data gathering and processing, research, forecasting, portfolio construction, order execution, trade allocation, risk management, operational, back office and accounting systems, among others, utilized by Two Sigma are all highly automated and computerized. Such automation and computerization is dependent upon an extensive amount of licensed software and third-party hardware and software. Such dependencies have and will likely continue to increase over time. The Two Sigma-licensed software and third-party hardware and software are known to have errors, omissions, imperfections and malfunctions, referred to as coding errors. Such coding errors in third-party hardware and software are generally entirely outside of the control of Two Sigma. Coding errors can and do occur and will result in, among other things, the execution of unanticipated trades, the failure to execute anticipated trades, the failure to properly allocate trades, the failure to properly gather, organize and/or process available or accurate data, the generation of erroneous and/or incomplete model forecasts, the failure to take certain hedging or risk reducing actions and/or the taking of actions which increase certain risk(s), all of which can and do have adverse (and materially adverse) effects on the Two Sigma Hamilton Fund and its returns. Two Sigma’s reliance on technology may expose the Two Sigma Hamilton Fund to other risks associated with the use of technology, such as software or hardware malfunction, security breach, virus or other operational risks.
Two Sigma is highly reliant on the gathering, cleaning, culling, mapping and analyzing of large amounts of both market and non-traditional (i.e., alternative) data from third-party and other sources in making its forecasts and/or trading decisions. It is not possible or practicable, however, to factor all relevant, available data into forecasts and/or trading decisions. Two Sigma will use its discretion to determine what data to gather with respect to any strategy or Technique and what subset of that data the strategies and Techniques it will take into account to produce forecasts which have an impact on ultimate trading decisions. There is no guarantee that any specific data or type of data will be utilized in generating forecasts or making investment and trading decisions on behalf of the Two Sigma Hamilton Fund, nor is there any guarantee that the data actually utilized in generating forecasts or making investment and trading decisions on behalf of the Two Sigma Hamilton Fund will be (i) the most accurate data available or (ii) free of errors.
Two Sigma will from time to time change its processes due to external and internal factors, which may lead to unpredictable outcomes.
There can be no guarantee that any of the numerous processes developed by Two Sigma to perform various functions for the Two Sigma Hamilton Fund (including, without limitation, processes related to data gathering, research, forecasting, portfolio construction, order execution, trade allocation, risk management, compliance, operations and accounting) will not change over time or, in some cases, may cease altogether (such changes or cessations, “Process Changes”). Except as restricted by rule, regulation, requirement or law, Two Sigma may make Process Changes in its sole and absolute discretion and without notifying the Two Sigma Hamilton Fund. Two Sigma may make Process Changes due to (i) external factors such as, without limitation, changes in law or legal/regulatory guidance, changes to industry practice, market factors or changes to external costs, (ii) internal factors such as, without limitation, personnel changes, changes to proprietary technology, security concerns or updated cost/benefit analyses or (iii) any combination of the foregoing. The effects of process changes are inherently unpredictable and sometimes do lead to unexpected outcomes which could have an adverse impact on the Two Sigma Hamilton Fund.
Effects of Process Changes are inherently unpredictable and may lead to unexpected outcomes which could ultimately have an adverse impact on the Two Sigma Hamilton Fund. In addition, certain Process Changes, for example certain Process Changes made due to changes in law or legal/regulatory guidance, may be made despite Two Sigma’s belief that such Process Changes will have an adverse impact on the Two Sigma Hamilton Fund.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
In managing the Two Sigma Hamilton Fund’s investment portfolio, Two Sigma will trade on margin and use other forms of financial leverage, which could potentially adversely affect our results.
Two Sigma employs substantial leverage on behalf of the Two Sigma Hamilton Fund. Such leverage is achieved by borrowing funds from U.S. and non-U.S. brokers, banks, dealers and other lenders, purchasing or selling instruments on margin or with collateral and using options, futures, forward contracts, swaps and various other forms of derivatives and other instruments which have substantial embedded leverage.
If the Two Sigma Hamilton Fund can no longer utilize margin or post collateral under such lending arrangements, it could be required to liquidate a significant portion of its portfolio, and trading would be constrained, adversely affecting the Two Sigma Hamilton Fund’s performance.
Trading on leverage may result in greater risks, exposures, interest charges and costs, which may be explicit (e.g., in the case of loans) or implicit (e.g., in the case of many derivative instruments) and such charges or costs could be substantial. The use of leverage, both through direct borrowing and through the investment in various types of instruments across a wide variety of asset classes, can substantially increase the market exposure (and market risk) to which the Two Sigma Hamilton Fund is subject. Specifically, if the value of the Two Sigma Hamilton Fund’s portfolio fell below the margin or collateral level required by a prime broker or dealer, the prime broker or dealer would require additional margin deposits or collateral amounts. If the Two Sigma Hamilton Fund were unable to satisfy such a margin or collateral call by a prime broker or dealer, the prime broker or dealer could liquidate the Two Sigma Hamilton Fund’s positions in its account with the prime broker or for which the dealer is the counterparty and cause the Two Sigma Hamilton Fund to incur significant losses. The failure to satisfy a margin or collateral call, or the occurrence of other material defaults under margin, collateral or other financing agreements, could trigger cross-defaults under the Two Sigma Hamilton Fund’s agreements with other brokers, dealers, lenders, clearing firms or other counterparties, multiplying the adverse impact to the Two Sigma Hamilton Fund. In addition, because the use of leverage will allow the Two Sigma Hamilton Fund control of or exposure to positions worth significantly more than the margin or collateral posted for such positions, the amount that the Two Sigma Hamilton Fund may lose in the event of adverse price movements will be high in relation to the amount of this margin or collateral amount, and could exceed the value of the assets of the Two Sigma Hamilton Fund. Trading of futures, forward contracts, equity swaps and other derivatives, for example, generally involves little or no margin deposit or collateral requirement and therefore provides substantial implicit leverage. Accordingly, relatively small price movements in these instruments (and others) can result in immediate and substantial losses.
In the event of a sudden decrease in the value of the Two Sigma Hamilton Fund’s assets, the Two Sigma Hamilton Fund might not be able to liquidate assets quickly enough to satisfy its margin or collateral requirements. In that event, the Two Sigma Hamilton Fund would become subject to claims of financial intermediaries that extended “margin” loans or counterparty credit. Such claims could exceed the value of the assets of the Two Sigma Hamilton Fund. Trading of futures generally involves little or no margin deposit requirement and therefore provides substantial leverage. Accordingly, relatively small price movements in these instruments (and others) can result in immediate and substantial losses to the Two Sigma Hamilton Fund.
The banks, dealers, and counterparties (including prime brokers, futures commission merchants and central clearing houses) that provide financing to the Two Sigma Hamilton Fund can apply essentially discretionary margin, haircut, financing and collateral valuation policies. Changes by banks, dealers and counterparties in any of the foregoing may result in large margin calls, loss of financing and forced liquidations of positions at disadvantageous times or prices. There can be no assurance that the Two Sigma Hamilton Fund will be able to secure or maintain adequate financing.
Volatile markets could harm the performance of the Two Sigma Hamilton Fund’s investment portfolio, and as a result our liquidity and financial condition.
The prices of securities and other instruments can be highly volatile. Price movements of instruments in which the Two Sigma Hamilton Fund trades are influenced by, among other things, interest rates, changing supply and demand relationships, increased risk of default (by government and private issuers, service providers and counterparties), inability to purchase and sell assets or otherwise settle transactions, trade, fiscal, monetary and

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
exchange control programs and policies of governments, and national and international political and economic events and policies.
In addition, governments from time to time intervene, directly and by regulation, in certain markets. Such intervention often is intended directly to influence prices and can, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. The Two Sigma Hamilton Fund is also subject to the risk of the failure of any of the exchanges on which its positions trade or of their clearinghouses and subject to the risk of failure of its counterparties in the case of over-the-counter positions.
Challenging market, economic and geopolitical conditions can result in material losses within the Two Sigma Hamilton Fund, which could materially and adversely impact our financial condition.
Two Sigma’s use of hedging and derivative transactions in executing trades for the Two Sigma Hamilton Fund’s account may not be successful, which could materially adversely affect the Two Sigma Hamilton Fund’s and our investment results.
Two Sigma employs hedging for portions of the Two Sigma Hamilton Fund by taking long and short positions in related instruments. Hedging against a decline in the value of a portfolio position does not eliminate fluctuations in the values of such portfolio positions or prevent losses if the values of such positions decline, but establishes other positions designed to gain from those same developments, thus seeking to moderate the decline in the value of such portfolio position. Such hedging transactions also limit the opportunity for gain if the value of the portfolio position should increase. In the event of an imperfect correlation between a position in a hedging instrument and the portfolio position that it is intended to protect, the desired protection may not be obtained, and the Two Sigma Hamilton Fund may be exposed to risk of loss. In addition, it is not possible to hedge fully or perfectly against any risk, and hedging entails its own costs. Positions which would typically serve as hedges could actually move in the same direction as the instruments they were initially attempting to hedge, adding further risk (and losses) to the Two Sigma Hamilton Fund. Two Sigma may determine not to hedge against certain risks, and certain risks exist that cannot be hedged.
The Two Sigma Hamilton Fund is expected to engage in short selling, which would expose it to the potential for large losses.
The Two Sigma Hamilton Fund’s investment program includes a significant amount of short selling. Short selling transactions expose the Two Sigma Hamilton Fund to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and without effective limit. Short sales can, in certain circumstances, substantially increase the impact of adverse price movements on the Two Sigma Hamilton Fund’s portfolio. A short sale of an instrument involves the risk of a theoretically unlimited loss from a theoretically unlimited increase in the market price of the instrument, which could result in an inability to cover the short position. In addition, there can be no assurance that securities or other instruments necessary to cover a short position will be available for purchase. There is the risk that the instruments borrowed by the Two Sigma Hamilton Fund in connection with a short sale would need to be returned to the lender on short notice. If such request for return of instruments occurs at a time when other short sellers of the subject instrument are receiving similar requests, a “short squeeze” can occur, wherein the Two Sigma Hamilton Fund might be compelled, at the most disadvantageous time, to replace the borrowed instruments previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier in originally selling the instruments short. Purchasing instruments to close out the short position can itself cause the price of the instruments to rise further, thereby exacerbating any loss.
Increased regulation or scrutiny of alternative investment advisors and certain trading methods such as short selling could affect Two Sigma’s ability to manage the Two Sigma Hamilton Fund’s investment portfolio or affect our business reputation.
The regulatory environment for investment managers is evolving, and changes in the regulation of managers could adversely affect the ability of Two Sigma to effect transactions in the Two Sigma Hamilton Fund’s investment portfolio that utilize leverage or to pursue its trading strategies in managing the Two Sigma Hamilton Fund’s investments. Two Sigma is regularly involved in trading activities that involve a number of U.S. and foreign

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
securities law regimes. Violations of any such law (or allegations of such violations) could directly or indirectly result in severe restrictions on Two Sigma’s activities and, indirectly, do damage to the Two Sigma Hamilton Fund’s investment portfolio or the reputation of Two Sigma and, indirectly, the Company. In addition, the securities and futures markets are subject to comprehensive statutes, regulations and margin requirements. The SEC, other regulators and self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies. The regulation of derivatives transactions and funds that engage in such transactions is an evolving area of law and is subject to modification by government and judicial action. Any future regulatory change could have a significant negative impact on our financial condition and results of operations.
For example, Two Sigma routinely engages in short selling for the Two Sigma Hamilton Fund’s account in managing its investments. Short sale transactions have been subject to increased regulatory scrutiny, including the imposition of restrictions on short selling certain securities and reporting requirements. Two Sigma’s ability to execute a short selling strategy in managing the Two Sigma Hamilton Fund’s investment portfolio may be materially and adversely impacted by temporary or new permanent rules, interpretations, prohibitions, and restrictions adopted in response to these adverse market events. Temporary restrictions or prohibitions on short selling activity may be imposed by regulatory authorities with little or no advance notice and may impact prior and future trading activities of the Two Sigma Hamilton Fund’s investment portfolio. Additionally, the SEC, its non-U.S. counterparts, other governmental authorities or self-regulatory organizations may at any time promulgate permanent rules or interpretations consistent with such temporary restrictions or that impose additional or different permanent or temporary limitations or prohibitions. The SEC might impose different limitations or prohibitions on short selling from those imposed by various non-U.S. regulatory authorities. These different regulations, rules or interpretations might have different effective periods.
Regulatory authorities could, from time to time, impose restrictions that adversely affect the Two Sigma Hamilton Fund’s ability to borrow certain securities in connection with short sale transactions. In addition, traditional lenders of securities are often less likely to lend securities under certain market conditions. As a result, Two Sigma may not be able to effectively pursue a short selling strategy due to a limited supply of securities available for borrowing. The Two Sigma Hamilton Fund may also incur additional costs in connection with short sale transactions effected in its investment portfolio, including in the event that Two Sigma is required to enter into a borrowing arrangement for the Two Sigma Hamilton Fund’s account in advance of any short sales. Moreover, the ability to continue to borrow a security is not guaranteed and our account will be subject to strict delivery requirements. The inability to deliver securities within the required time frame may subject us to mandatory close out by the executing broker-dealer. A mandatory close out may subject us to unintended costs and losses. Certain action or inaction by third parties, such as executing broker-dealers or clearing broker-dealers, may materially impact our ability to effect short sale transactions in the Two Sigma Hamilton Fund’s investment portfolio.
Risks Related to Taxation—U.S. Tax Risks
For purposes of this discussion, the term “U.S. Person” means: (i) an individual citizen or resident of the United States, (ii) a partnership or corporation, created in or organized under the laws of the United States, or organized under the laws of any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if either (x) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust, or (y) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. Person for U.S. federal income tax purposes or (z) any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing. For purposes of this discussion, the term “U.S. Holder” means a U.S. Person other than a partnership who beneficially owns Class B common shares.
U.S. Tax Reform
The Tax Cuts and Jobs Act (the “2017 Act”) included certain provisions intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States, but have certain U.S. connections, and U.S. Persons investing in such companies. Among other things, the 2017 Act revised the rules applicable to passive foreign investment companies (“PFICs”) and controlled foreign corporations (“CFCs”) in ways that could affect the timing or amount of U.S. federal income taxes imposed on certain investors

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
that are U.S. Persons and included a base erosion anti-abuse tax (the “BEAT”) that could make affiliate reinsurance between U.S. taxpaying and other non-U.S. members of the Company economically unfeasible. Further, it is possible that other legislation could be introduced and enacted by the current Congress or future Congresses that could have an adverse impact on the Company, the Company’s operations, or U.S. Holders. Additionally, tax laws and interpretations regarding whether a company is engaged in a U.S. trade or business or whether a company is a CFC or a PFIC or has related person insurance income (“RPII”) are subject to change, possibly on a retroactive basis. The U.S. Treasury Department recently issued final and proposed regulations intended to clarify the application of the insurance income exception to the classification of a non-U.S. insurer as a PFIC and provide guidance on a range of issues relating to PFICs, and recently issued proposed regulations that would expand the scope of the RPII rules. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming as well. The Company cannot be certain if, when or in what form such regulations or pronouncements may be provided and whether such guidance will have a retroactive effect.
HIG and/or its non-U.S. subsidiaries may become subject to U.S. federal income taxation.
A non-U.S. corporation that is engaged in the conduct of a U.S. trade or business will be subject to U.S. federal income tax as described below, unless entitled to the benefits of an applicable tax treaty. Whether a trade or business is being conducted in the United States is an inherently factual determination. As the Internal Revenue Code of 1986, as amended (the “Code”), regulations and court decisions fail to definitively identify activities that constitute being engaged in a trade or business in the United States, the Company cannot be certain that the IRS will not contend successfully that, in addition to the Designated Corporate Members and HIDAC (as defined and discussed below in Certain Tax Considerations), HIG and/or its non-U.S. subsidiaries are or will be engaged in a trade or business in the U.S. A non-U.S. corporation deemed to be so engaged would be subject to U.S. income tax at regular corporate rates on the portion of its income that is treated as effectively connected with the conduct of that U.S. trade or business (“ECI”), as well as the branch profits tax on its dividend equivalent amount (generally, the ECI (with certain adjustments) deemed withdrawn from the United States), unless the corporation is entitled to relief under the permanent establishment provision of an applicable tax treaty. Any such U.S. federal income taxation could result in substantial tax liabilities and could have a material adverse effect on the results of operation of HIG and its non-U.S. subsidiaries.
Non-U.S. corporations not engaged in a trade or business in the United States are nonetheless subject to U.S. income tax imposed by withholding on certain “fixed or determinable annual or periodic gains, profits and income” derived from sources within the United States (such as dividends and certain interest on investments), subject to exemption under the Code or reduction by applicable treaties.
The United States also imposes an excise tax on insurance and reinsurance premiums (“FET”) paid to non-U.S. insurers or reinsurers that are not eligible for the benefits of a U.S. income tax treaty that provides for an exemption from the FET with respect to risks (i) of a U.S. entity or individual, located wholly or partially within the United States and (ii) of a non-U.S. entity or individual engaged in a trade or business in the United States, located within the United States. The rates of tax are 4% for property casualty insurance premiums and 1% for reinsurance premiums.
U.S. Holders will be subject to adverse tax consequences if HIG is considered a PFIC for U.S. federal income tax purposes.
In general, a non-U.S. corporation will be a PFIC during a given year if (i) 75% or more of its gross income constitutes “passive income” (the “75% test”) or (ii) 50% or more of its assets produce (or are held for the production of) passive income (the “50% test”). If HIG were characterized as a PFIC during a given year, each U.S. Holder would be subject to a penalty tax at the time of the taxable disposition at a gain of, or receipt of an “excess distribution” with respect to, their shares, unless such person is a 10% U.S. Shareholder (as defined below) subject to tax under the CFC rules or such person made a “qualified electing fund” (“QEF”) election or, if the Class B common shares are treated as “marketable stock” in such year, such person made a mark-to-market election. In addition, if HIG were considered a PFIC, upon the death of any U.S. individual owning shares such individual’s heirs or estate would not be entitled to a “step-up” in the basis of the shares that might otherwise be available under U.S. federal income tax laws. In addition, a distribution paid by HIG to U.S. Holders that is characterized as a

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
dividend and is not characterized as an excess distribution would not be eligible for reduced rates of tax as qualified dividend income if HIG were considered a PFIC in the taxable year in which such dividend is paid or in the preceding taxable year. A U.S. Person that is a shareholder in a PFIC may also be subject to additional information reporting requirements, including the filing of an IRS Form 8621.
For the above purposes, passive income generally includes interest, dividends, annuities and other investment income. The PFIC rules provide that income derived in the active conduct of an insurance business by a qualifying insurance corporation is not treated as passive income (the “insurance income exception”). The PFIC provisions also contain a look-through rule under which a non-U.S. corporation will be treated, for purposes of determining whether it is a PFIC, as if it “received directly its proportionate share of the income…” and as if it “held its proportionate share of the assets…” of any other corporation in which it owns at least 25% of the value of the stock (the “look-through rule”). Under the look-through rule, HIG should be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of its non-U.S. insurance subsidiaries for purposes of the 75% test and the 50% test. However, the 2017 Act limits the insurance income exception to a non-U.S. insurance company that is a qualifying insurance corporation that would be taxable as an insurance company if it were a U.S. corporation and maintains insurance liabilities of more than 25% of such company’s assets for a taxable year (the “25% Test”) or maintains insurance liabilities that at least equal or exceed 10% of its assets, is predominantly engaged in an insurance business and satisfies a facts-and-circumstances test that requires a showing that the failure to exceed the 25% threshold is due to runoff- related or rating-related circumstances (the “10% Test,” and together with the 25% Test, the “Reserve Test”). The Company believes that HIG’s non-U.S. insurance subsidiaries have met this Reserve Test and will continue to do so in the foreseeable future, in which case HIG would not be expected to be a PFIC, although no assurance may be given that the Reserve Test will be met by HIG’s non-U.S. insurance subsidiaries in future years.
Further, the Treasury Department recently issued final and proposed regulations intended to clarify the application of the insurance income exception to the classification of a non-U.S. insurer as a PFIC and provide guidance on a range of issues relating to PFICs, including the application of the look-through rule, the treatment of income and assets of certain U.S. insurance subsidiaries for purposes of the look-through rule and the extension of the look-through rule to 25%-or-more-owned partnerships (the “2021 Regulations”). The 2021 Regulations define insurance liabilities for purposes of the Reserve Test, and tighten the Reserve Test as well as place a statutory cap on insurance liabilities, and provide guidance on the runoff-related and rating-related circumstances for purposes of the 10% Test. The 2021 Regulations, which set forth in proposed form certain requirements that must be met to satisfy the “active conduct of an insurance business” test, also propose that a non-U.S. insurer with no or a nominal number of employees that relies exclusively or almost exclusively upon independent contractors (other than related entities) to perform its core functions will not be treated as engaged in the active conduct of an insurance business. Further, for purposes of applying the 10% Test, the 2021 Regulations: (i) generally limit the rating-related circumstances exception to a non-U.S. corporation: (a) if more than half of such corporation’s net written premiums for the applicable period are derived from insuring catastrophic risk, or (b) providing certain other insurance coverage that the Company is not expected to engage in, and (ii) reduce a corporation’s insurance liabilities by the amount of any reinsurance recoverable relating to such liability. The Company believes that, based on the implementation of its business plan and the application of the look-through rule and the exceptions set out under Section 1297 of the Code, none of the income and assets of HIG’s non-U.S. insurance company subsidiaries should be treated as passive pursuant to the 25% Test, and thus HIG should not be characterized as a PFIC under current law for the current taxable year or for foreseeable future years, but because of the legal uncertainties, as well as factual uncertainties with respect to the Company’s planned operations, there is a risk that HIG will be characterized as a PFIC for U.S. federal income tax purposes. In addition, because of the legal uncertainties relating to how the 2021 Regulations will be interpreted and the form in which the proposed 2021 Regulations may be finalized, no assurance can be given that HIG will not qualify as a PFIC under final IRS guidance or any future regulatory proposal or interpretation that may be subsequently introduced and promulgated. If HIG is considered a PFIC, it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation. Prospective investors should consult their tax advisors as to the effects of the PFIC rules and the possibility of making a “protective” QEF election or “mark-to-market” election.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
U.S. Holders of 10% or more of HIG’s Class B common shares may be subject to U.S. income taxation under the CFC rules.
Each 10% U.S. Shareholder of a non-U.S. corporation that is a CFC during a taxable year and that owns shares in the CFC, directly or indirectly through non-U.S. entities, on the last day of the non-U.S. corporation’s taxable year that the non-U.S. corporation is a CFC, generally must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income,” and global intangible low taxed income (“GILTI”), even if the subpart F income or GILTI is not distributed. A non-U.S. corporation is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of Section 958(b) of the Code (i.e., “constructively”)) more than 50% of the total combined voting power of all classes of stock of such non-U.S. corporation, or more than 50% of the total value of all stock of such corporation. For purposes of taking into account insurance income, which is a category of subpart F income, a CFC also includes a non-U.S. corporation that earns insurance income in which more than 25% of the total combined voting power of all classes of stock or more than 25% of the total value of all stock is owned by 10% U.S. Shareholders on any day of the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance or annuity contracts exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks. A 10% U.S. Shareholder is a U.S. Person who owns (directly, indirectly through non-U.S. entities or constructively) at least 10% of the total combined voting power or value of all classes of stock of the non-U.S. corporation.
The Company believes that because of the anticipated dispersion of ownership of HIG’s Class B common shares no U.S. Holder of HIG should be treated as owning (directly, indirectly through non-U.S. entities or constructively) 10% or more of the total voting power or value of HIG. However, because HIG’s Class B common shares may not be as widely dispersed as the Company believes due to, for example, the application of certain ownership attribution rules, no assurance may be given that a U.S. Person who owns directly, indirectly or constructively, HIG’s Class B common shares will not be characterized as a 10% U.S. Shareholder, in which case such U.S. Holder may be subject to taxation under the CFC rules.
U.S. Persons who own or are treated as owning Class B common shares may be subject to U.S. income taxation at ordinary income rates on their proportionate share of RPII of HIG’s non-U.S. subsidiaries.
If (i) a non-U.S. subsidiary of HIG is 25% or more owned (by vote or value) directly, indirectly through non-U.S. entities or constructively by U.S. Persons that hold shares of HIG directly or indirectly through foreign entities, (ii) the RPII (determined on a gross basis) of the non-U.S. subsidiary were to equal or exceed 20% of the non-U.S. subsidiary’s gross insurance income in any taxable year and (iii) direct or indirect insureds (and persons related to those insureds) own directly or indirectly through entities 20% or more of the voting power or value of the non-U.S. subsidiary, then a U.S. Person who owns any shares of the non-U.S. subsidiary (directly or indirectly through non-U.S. entities, including by holding Class B common shares) on the last day of the taxable year would be required to include in its income for U.S. federal income tax purposes such person’s pro rata share of the non-U.S. subsidiary’s RPII for the entire taxable year, determined as if such RPII were distributed proportionately only to U.S. Persons at that date regardless of whether such income is distributed, in which case the U.S. Person’s investment could be materially adversely affected. Generally, RPII is any “insurance income” (as defined below) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is an “RPII shareholder” (as defined below) or a related person to such RPII shareholder. The amount of RPII earned by the non-U.S. subsidiary (generally, premium and related investment income from the direct or indirect insurance or reinsurance of any RPII Shareholder or any person related to such RPII Shareholder) will depend on a number of factors, including the identity of persons directly or indirectly insured or reinsured by the non-U.S. subsidiary. The Company believes that the direct or indirect insureds of HIG’s non-U.S. subsidiaries (and related persons), whether or not U.S. Persons, should not directly or indirectly own 20% or more of either the voting power or value of the shares of HIG or its non-U.S. subsidiaries immediately after the consummation of this offering and the Company does not expect this to be the case in any taxable year for the foreseeable future (the “20% Ownership Exception”). Additionally, the Company does not expect the gross RPII of any non-U.S. subsidiary of HIG to equal or exceed 20% of its gross insurance income in any taxable year for the foreseeable future (the “20% Gross Income Exception”), but cannot be certain that this will be the case because some of the factors which determine the extent of RPII may be beyond the Company’s control. Further, recently proposed regulations could, if finalized in their

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
current form, substantially expand the definition of RPII to include insurance income of HIG’s non-U.S. subsidiaries with respect to certain affiliate reinsurance transactions. If these proposed regulations are finalized in their current form, it could limit the Company’s ability to execute affiliate reinsurance transactions that would otherwise be undertaken for non-tax business reasons in the future and could increase the risk that the 20% Gross Income Exception would not be met for one or more of HIG’s non-U.S. subsidiaries in a particular taxable year, which could result in such RPII being taxable to U.S. Persons that own or are treated as owning Class B common shares. Prospective investors are urged to consult their tax advisors with respect to these rules.
U.S. tax-exempt organizations that own Class B common shares may recognize unrelated business taxable income.
U.S. tax-exempt entities will be required to treat certain subpart F insurance income, including RPII, that is includable in income by the tax-exempt entity as unrelated business taxable income. Prospective investors that are U.S. tax-exempt entities are urged to consult their tax advisors as to the potential impact of the unrelated business taxable income provisions of the Code.
U.S. Holders who dispose of Class B common shares may be subject to U.S. federal income taxation at the rates applicable to dividends on a portion of such disposition.
Subject to the discussion above relating to the potential application of PFIC rules, Code Section 1248 may apply to a disposition of Class B common shares. Code Section 1248 provides that if a U.S. Person sells or exchanges stock in a non-U.S. corporation and such person owned, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). The Company believes that because of the anticipated dispersion of ownership of HIG’s Class B common shares, no U.S. Holder of the Class B common shares should be treated as owning (directly, indirectly through non-U.S. entities or constructively) 10% or more of the total voting power of HIG; to the extent that this is the case, the application of Code Section 1248 under the regular CFC rules should not apply to dispositions of the Class B common shares. However, because the Class B common shares may not be as widely dispersed as the Company believes due to, for example, the application of certain ownership attribution rules, no assurance may be given that a U.S. Holder will not be characterized as owning, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of HIG, in which case such U.S. Holder may be subject to Code Section 1248 rules.
Additionally, Code Section 1248, in conjunction with the RPII rules, also applies to the sale or exchange of shares in a non-U.S. corporation if the non-U.S. corporation would be treated as a CFC for RPII purposes regardless of whether the shareholder owns, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of such non-U.S. corporation or the 20% Gross Income Exception or 20% Ownership Exception applies. Existing proposed regulations do not address whether Code Section 1248 would apply if a non-U.S. corporation is not a CFC but the non-U.S. corporation has a subsidiary that would be treated as a CFC for RPII purposes. The Company believes, however, that this application of Code Section 1248 under the RPII rules should not apply to dispositions of Class B common shares because it will not be directly engaged in the insurance business. The Company cannot be certain, however, that the IRS will not interpret the proposed regulations in a contrary manner or that the Treasury Department will not amend the proposed regulations to provide that these rules will apply to dispositions of Class B common shares. Prospective investors should consult their tax advisors regarding the effects of these rules on a disposition of Class B common shares.
Dividends from HIG may not satisfy the requirements for “qualified dividend income,” and therefore may not be eligible for the reduced rates of U.S. federal income tax applicable to such income.
Non-corporate U.S. Holders, including individuals, generally will be subject to U.S. federal income taxation at a current maximum rate of 37% (not including the Medicare contribution tax) upon their receipt of dividend income from HIG unless such dividends constitute “qualified dividend income” or QDI (as defined in the Code). QDI

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
received by non-corporate U.S. Holders meeting certain holding requirements from domestic corporations or “qualified foreign corporations” is subject to tax at long-term capital gains rates (up to a maximum of 20%, not including the Medicare contribution tax). Dividends paid by HIG generally may constitute QDI if (i) the Class B common shares are readily tradeable on an established securities market in the United States, and (ii) HIG is not treated as a PFIC for the taxable year such dividends are paid and the preceding taxable year. Under current U.S. Treasury Department guidance, the Class B common shares would be treated as readily tradeable on an established securities market if they are listed on the NYSE, as we intend the Class B common shares to be after this offering. However, there can be no assurance that our Class B common shares will continue to be listed on the NYSE or that HIG will not be treated as a PFIC for any taxable year. Prospective investors are advised to consult their own tax advisors with respect to the application of these rules.
Information regarding a U.S. Holder’s identity may be reported to the relevant tax authority to ensure compliance with the U.S. Foreign Account Tax Compliance Act (“FATCA”) and similar regimes.
Under FATCA, the United States imposes a withholding tax of 30% on U.S.-source interest, dividends and certain other types of income which are received by a foreign financial institution (“FFI”), unless such FFI enters into an agreement with the IRS to obtain certain information as to the identity of the direct and indirect owners of accounts in such institution. Withholding on U.S.-source interest, dividends and certain other types of income applies currently, and proposed U.S. Treasury Regulations provide that this withholding will not apply to gross proceeds from any sale or other distribution of property that can produce U.S.-source interest or dividends and premiums on insurance contracts that do not have a cash value. Alternatively, a 30% withholding tax may be imposed on the above payments to certain passive non-financial foreign entities (“NFFE”) which do not (i) certify to each respective withholding agent that they have no “substantial U.S. owners” (i.e., a U.S. 10% direct or indirect shareholder), or (ii) provide such withholding agent with certain information as to the identity of such substantial U.S. owners. The Company believes and intends to take the position that HIG will be an NFFE, and not an FFI, although no assurance can be given that the IRS would not assert, or that a court would not uphold, a different characterization of HIG.
The United Kingdom has signed an intergovernmental agreement, or an IGA, with the United States (the “U.K. IGA”), Ireland has signed an IGA with the United States (the “Irish IGA”), and Bermuda has signed a Model 2 IGA with the United States (the “Bermuda IGA”) directing Bermuda FFIs to enter into agreements with the IRS to comply with FATCA. HIG and its non-U.S. subsidiaries intend to comply with the U.K. IGA, Irish IGA, and Bermuda IGA and/or FATCA, as applicable. Each of HIG and its non-U.S. subsidiaries will report all necessary information regarding substantial U.S. owners to the relevant authority. Any substantial U.S. owner will be required to use commercially reasonable best efforts to provide such identifying information, subject to reasonable confidentiality provisions that do not prohibit the disclosure of information reasonably required by the Company, as is required to enable it to comply. Shareholders who fail to provide such information could be subject to (i) a forced sale of their Class B common shares; or (ii) a redemption of their Class B common shares. Should the Company determine that HIG is an FFI, HIG will report all necessary information regarding all U.S. Holders of the Class B common shares.
Risks Relating to Taxation—U.K. Tax Risks
Changes to the U.K. corporate tax treatment of the Company could adversely impact the Company’s tax liability.
As a general rule, a non-U.K. incorporated company will only be subject to U.K. corporation tax if it either (i) carries on a trade in the United Kingdom through a permanent establishment in the United Kingdom (in which case the profits attributable to that permanent establishment are subject to U.K. corporation tax at a current rate of 19%, increasing to 25% from April 1, 2023) or (ii) is centrally managed and controlled from the United Kingdom (in which case the company will be treated as a U.K. resident and its worldwide profits (and the apportioned income of any subsidiary caught by the U.K. “controlled foreign company” regime) will be subject to U.K. corporation tax). Central management and control for this purpose refers to the strategic decision-making functions of the company.
Assuming that HIG acts solely as a group holding company and is not engaged in any (re)insurance, or other, trade, the risk of carrying on a trade in the United Kingdom through a permanent establishment should not be

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
relevant to it. The directors of HIG intend that it should operate its business in such a way that it is not centrally managed and controlled in the United Kingdom.
In relation to other non-U.K. incorporated subsidiaries of HIG, their directors intend to operate their respective businesses in such a manner that they (i) are not centrally managed and controlled in the United Kingdom and (ii) do not carry on a trade through a permanent establishment in the U.K. (with the exception of Hamilton Insurance Designated Activity Company, which has a U.K. branch and pays U.K. corporation tax on its U.K. profits).
Nevertheless, because neither case law nor U.K. statute completely defines the activities that constitute trading in the United Kingdom through a permanent establishment, His Majesty’s Revenue and Customs, or HMRC, might contend successfully that the Company or any of its non-U.K. incorporated subsidiaries are trading in the United Kingdom through a permanent establishment in the United Kingdom. If this were to be the case (other than with respect to the U.K. branch of Hamilton Insurance Designated Activity Company), the results of the Company’s operations could be materially adversely affected.
The United Kingdom has no comprehensive income tax treaty with Bermuda. There are circumstances in which companies that are neither resident in the United Kingdom nor entitled to the protection afforded by a double tax treaty between the United Kingdom and the jurisdiction in which they are resident may be exposed to income tax in the United Kingdom (other than by deduction or withholding) on the profits of a trade carried on in the United Kingdom even if that trade is not carried on through a permanent establishment. This risk is relevant for Hamilton Re as it carries on a (re)insurance trade and is resident for tax purposes in Bermuda. However, the directors of each Bermuda resident subsidiary of HIG intend to operate their respective businesses in such a manner that they will not fall within the charge to income tax in the United Kingdom (other than by deduction or withholding).
Nevertheless, HMRC might contend that a Bermuda resident subsidiary of HIG is carrying out a trade in the United Kingdom and if this were to be the case, the Company’s operations could be materially adversely affected.
The application of the United Kingdom’s Diverted Profits Tax could adversely impact the Company’s tax liability.
Diverted profits tax, or DPT, may apply in a situation where (i) an entity carries on activity in the United Kingdom in connection with the business of a non-U.K. resident company in circumstances where that entity does not constitute a U.K. permanent establishment of the non-U.K. company, (ii) it is reasonable to assume that their activities are designed to ensure that the non-U.K. resident company does not carry on a trade in the United Kingdom and (iii) one of the main purposes of the arrangements is the avoidance of U.K. corporation tax. DPT is charged at a higher rate than U.K. corporation tax and will remain at a higher rate following the increase in line with the U.K. corporation tax rate on April 1, 2023. If it applies, the results of the Company’s operations could be materially adversely affected.
Provided there are no material changes in circumstances which impact a DPT charge during 2023, the Company will not notify HMRC of a potential liability to DPT for the current year.
U.K. transfer pricing regime and similar provisions could adversely impact the Company’s tax liability.
Any adverse adjustment under the U.K. transfer pricing regime, the anti-avoidance regime governing the transfer of corporate profits could adversely impact the Company’s tax liability.
The reinsurance arrangements between Hamilton Re and the Designated Corporate Members (as defined below) together with any other inter-company agreements involving U.K. resident subsidiaries of HIG or HIDAC London Branch are subject to the U.K. transfer pricing regime. Consequently, if the reinsurance or other services pursuant to these agreements are found not to be on arm’s-length terms and, as a result, a U.K. tax advantage is being obtained, an adjustment will be required to compute U.K. taxable profits for the relevant U.K. group entities, as if the reinsurance or other provision were on arm’s-length terms.
Under section 1305A Corporation Tax Act 2009, where any payment between group companies is, in substance, a payment of all or a significant part of the profits of the business of the payer company, and the main purpose or one of the main purposes is to secure a tax advantage for any person, the payer’s profits are calculated for U.K.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
corporation tax purposes as if the profit transfer had not occurred. According to the Technical Note published by HMRC on 19 March 2014, where a company has entered into reinsurance arrangements within a group (for example, quota share reinsurance) as part of ordinary commercial arrangements, this would not normally fall within the scope of this measure. This includes cases where the profitability of the ceding company is a factor taken into account in arriving at the premium to be paid. However, since each case will depend on its own facts, HMRC may successfully contend that certain intra-group reinsurance arrangements are caught by section 1305A Corporation Tax Act 2009, in which case there could be an adverse impact on the Company’s economic performance.
DPT may apply in circumstances where (i) there is a transaction or series of transactions between a U.K. company and another related company, (ii) as a result of the transaction(s) there is a material reduction in the U.K. corporation tax liability of the U.K. company and (iii) it was reasonable to assume at the time of the transaction(s) that the financial benefits of the tax reduction would not be outweighed by the non-tax benefits.
Changes to the United Kingdom’s domestic legislation regarding the imposition of interest withholding tax could adversely impact the Company’s tax liability.
The United Kingdom imposes a withholding tax on the payment of interest to certain persons including overseas companies. There are a number of exclusions from the requirement to make a deduction in respect of tax, including the “Quoted Eurobond Exemption,” which applies in respect of certain listed debt securities. The Company currently relies on this exemption and any changes to that regime could have an adverse effect on the Company’s tax liability.
Risks Relating to Taxation––Bermuda Tax Risks
Our financial results may be affected by measures taken in response to the OECD/ G20 Two-Pillar Solution to address the tax challenges arising from the digitalization of the economy.
On October 5, 2015, the OECD released the final reports under its action plan on Base Erosion and Profit Shifting (“BEPS,” the action plan being the “BEPS Action Plan”). The actions contained in the BEPS Action Plan include a number of areas that could impact us, such as updated transfer pricing guidance and a broadened definition of “permanent establishment,” (both of which, to a certain extent, have been anticipated in the U.K. by the introduction of DPT), and new restrictions on interest deductions.
On October 8, 2021 the OECD/G20 Inclusive Framework on BEPS (the “IF”) issued a statement on the agreement of a two-pillar solution to address the tax challenges arising from the digitalization of the economy. This statement included the agreed components of the two pillars. Pillar One addresses the broader challenge of a digitalized economy and focuses on the allocation of group profits among taxing jurisdictions based on a market- based concept rather than historical “permanent establishment” concepts. Pillar One includes explicit exclusions for Regulated Financial Services (as defined therein), so is not expected to have a material impact on insurance and reinsurance groups. Pillar Two addresses the remaining BEPS risk of profit shifting to entities in low-tax jurisdictions by introducing a global minimum tax on large groups (groups with consolidated revenues of €750 million or more), which would require large groups to calculate the effective tax rate in each jurisdiction in which they operate and, where a group has an effective tax rate below 15% in any relevant jurisdiction, pay an additional top-up tax. In December 2021, the OECD issued Pillar Two model rules for domestic implementation of the global minimum tax and in December 2022, the Council of the E.U. reached an agreement on a Directive to implement the Pillar Two rules into E.U. law, which will require E.U. member states to transpose the rules into their national laws by December 31, 2023 with certain measures initially coming into effect from January 1, 2024. The proposals, in particular in relation to Pillar Two, are broad in scope and we are unable to determine at this time whether they would have a material adverse impact on our operations and results.
Legislation to adopt these standards has been enacted or is currently under consideration in a number of jurisdictions. As a result, Hamilton Group’s earnings may be subject to income tax, or intercompany payments may be subject to withholding tax, in jurisdictions where they are not currently taxed or may be taxed at higher rates of tax than currently taxed. The applicable tax authorities could also attempt to apply such taxes to past earnings and payments. Any such additional taxes could materially increase Hamilton Group’s effective tax rate. Also, the

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
adoption of these standards may increase the complexity and costs associated with tax compliance and adversely affect Hamilton Group’s financial position and results of operations.
We may become subject to additional tax compliance in Bermuda and other countries should Bermuda be reinstated on the E.U.’s list of non-cooperative jurisdictions for tax purposes.
The Council of the European Union temporarily added Bermuda to the list of non-cooperative jurisdictions for tax purposes from March 2019 to May 2019, when Bermuda adopted economic substance legislation that the Council of the European Union deemed compliant with its requirements. The Council of the European Union also temporarily added Bermuda to its “grey list” from February 2022 until October 2022. The “grey list” is a list of jurisdictions that have made sufficient commitments to reform their tax practices but remain subject to close monitoring while they are executing on their commitments.
Bermuda taxation applicable to the Company
Under current Bermuda law, there is no income, corporate or profits tax, withholding tax, capital gains tax or capital transfer tax payable by the Company. The Company has obtained from the Bermuda Minister of Finance under the Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to the Company or any of its operations or its shares, debentures or other obligations, until March 31, 2035. This assurance is subject to the proviso that it is not to be construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Bermuda Land Tax Act 1967, as amended, or otherwise payable in relation to any property leased to the Company. Given the limited duration of the Bermuda Minister’s assurance, it cannot be certain that the Company (or any of its Bermuda incorporated subsidiaries) will not be subject to any Bermuda tax after March 31, 2035.
Further, on August 8, 2023, the Bermuda Government issued the first of a series of public consultation papers as part of its considerations on the introduction a corporate income tax that would be taken into account in calculating the effective tax rate of Bermuda businesses under the OECD’s global anti-base erosion (GloBE) rules. Under the current proposal, Bermuda corporate income tax would apply only to “MNEs”, as defined in the GloBE rules, with EUR 750 million or more in total global revenue in at least two of the previous four accounting periods. The proposed Bermuda corporate income tax legislation is currently anticipated to be effective for tax years beginning on or after January 1, 2025. The Bermuda Government is considering if amendments are necessary to the existing tax assurance certificate regime to ensure that tax may be collected in Bermuda from entities which are subject to the proposed Bermuda corporate income tax regime. Although we cannot predict when or if any new Bermuda corporate income tax law will be adopted or will become effective, the imposition of a Bermuda corporate income tax could, if applicable to the Company (or any Bermuda incorporated subsidiary of the Company), have a material adverse effect on the Company's financial condition and results of operations.
The Company pays annual Bermuda government fees. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government.
Risks Related to the Regulatory Environment
The regulatory framework under which we operate, and potential changes thereto could have a material adverse effect on our business.
Our activities are subject to extensive regulation under the laws and regulations of the United States, England and Wales, Ireland, China and Bermuda, and the other jurisdictions in which we operate.
Our operations in each of these jurisdictions are subject to varying degrees of regulation and supervision. The laws and regulations of the jurisdictions in which our insurance and reinsurance subsidiaries are domiciled require, among other things, that these subsidiaries maintain minimum levels of statutory capital, surplus and liquidity, meet solvency standards, submit to periodic examinations of their financial condition and restrict payments of dividends,

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
distributions and reductions of capital in certain circumstances. Statutes, regulations and policies that our insurance and reinsurance subsidiaries are subject to may also restrict the ability of these subsidiaries to write insurance and reinsurance policies, make certain investments and distribute funds.
One specific supervisor of relevance is Lloyd’s of London, which supervises Syndicate 4000 and Syndicate 1947 (a third-party under HMA’s management). The operations of Syndicate 4000 and 1947 are supervised by Lloyd’s, with the Lloyd’s Franchise Board being required to approve Syndicate business plans, including maximum underwriting capacity, and may require changes to any business plan presented to it or additional capital to be provided to support underwriting. Lloyd’s also imposes various charges and assessments on its member companies. If Lloyd’s were to require material changes in the Syndicates’ business plans, or if charges and assessments payable by Syndicate 4000 to Lloyd’s were to increase significantly, these events could have an adverse effect on our ability to successfully execute our business strategy.
Hamilton Group devotes a significant amount of time to various regulatory requirements imposed in Bermuda, the United States, the United Kingdom, Ireland and various other jurisdictions around the globe. There remains significant uncertainty as to the impact that these various regulations and legislation will have on us. Such impacts could include constraints on our ability to move capital between subsidiaries or requirements that additional capital be provided to subsidiaries in certain jurisdictions, which may adversely impact our profitability. In addition, while we currently have excess capital and surplus under applicable capital adequacy requirements, such requirements or similar regulations, in their current form or as they may be amended in the future, may have a material adverse effect on our business, financial condition or results of operations.
Our reinsurance and insurance operating subsidiaries may not be able to maintain necessary licenses, permits, authorizations or accreditations in territories where we currently engage in business or obtain them in new territories, or may be able to do so only at significant cost. In addition, we may not be able to comply fully with, or obtain appropriate exemptions from, the wide variety of laws and regulations applicable to insurance or reinsurance companies or holding companies. In addition to insurance and financial industry regulations, our activities are also subject to relevant economic and trade sanctions, money laundering regulations, and anti-corruption laws which may increase the costs of regulatory compliance, limit or restrict our ability to do business or engage in certain regulated activities, or subject us to the possibility of regulatory actions or proceedings.
Although we have adopted compliance frameworks and controls designed to comply with applicable laws and regulations, there can be no assurance that we, our employees or our agents acting on our behalf are in full compliance with all applicable laws and regulations or their interpretation by the relevant authorities and given the complex nature of the risks, it may not always be possible for us to ascertain compliance with such laws and regulations. Failure to comply with or to obtain appropriate authorizations and/or exemptions under any applicable laws or regulations, including those referred to above, could subject us to investigations, criminal sanctions or civil remedies, including fines, injunctions, loss of an operating license, reputational consequences, and other sanctions, all of which could have a material adverse effect on our business. Also, changes in the laws or regulations to which we or our subsidiaries are subject could have a material adverse effect on our business. In addition, in most jurisdictions, governmental and regulatory authorities have the power to interpret or amend applicable laws and regulations, and have discretion to grant, renew or revoke licenses and approvals we need to conduct our activities. Such governmental and regulatory authorities may require us to incur substantial costs in order to comply with such laws and regulations.
It is possible that individual jurisdiction or cross-border regulatory developments could adversely differentiate Bermuda, the jurisdiction in which we are subject to group supervision, or could exclude Bermuda-based companies from benefits such as market access, mutual recognition or reciprocal rights made available to other jurisdictions, which could adversely impact us. Any such development could significantly and negatively affect our operations.
Our business is subject to certain laws and regulations relating to sanctions and foreign corrupt practices, the violation of which could adversely affect our operations.
We must comply with all applicable economic sanctions and anti-bribery laws and regulations of the United States and non-U.S. jurisdictions where we operate. U.S. laws and regulations that may be applicable to us include

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
economic trade sanctions laws and regulations administered by the Office of Foreign Assets Control, or OFAC, as well as certain laws administered by the U.S. Department of State. The sanctions laws and regulations of non-U.S. jurisdictions in which we operate may differ to some degree from those of the United States and these differences may additionally expose us to sanctions violations.
In addition, we are subject to the Foreign Corrupt Practices Act of 1977 and other anti-bribery laws that generally prohibit corrupt payments or improper gifts to non-U.S. governments or officials. It is possible that an employee or intermediary could fail to comply with applicable laws and regulations. In such event, we could be exposed to civil penalties, criminal penalties and other sanctions, including fines or other punitive actions. In addition, such violations could damage our business and our reputation. Such criminal or civil sanctions, penalties, other sanctions, and damage to our business and reputation could adversely affect our financial condition and results of operations.
Our business is subject to cybersecurity, privacy and data protection laws, regulations, rules, standards and contractual obligations in the jurisdictions in which we operate, which we can increase the cost of doing business, compliance risks and potential liability.
We are subject to complex and evolving cybersecurity, privacy and data protection laws, regulations, rules, standards and contractual obligations in the United States and other jurisdictions in which we operate, and legislators and regulators are increasingly focused on these issues. Ensuring that our collection, use, transfer, storage and other processing of personal information complies with such requirements can increase operating costs, impact the development of new products or services, and reduce operational efficiency.
In the United States, there are numerous federal, state and local cybersecurity, privacy and data protection laws, regulations and rules governing the collection, sharing, use, retention, disclosure, security, transfer, storage and other processing of personal information, including federal and state cybersecurity, privacy and data protection laws, data breach notification laws, and data disposal laws. For example, at the federal level, we are subject to, among other laws and regulations, the rules and regulations promulgated under the authority of the Federal Trade Commission (which has the authority to regulate and enforce against unfair or deceptive acts or practices in or affecting commerce, including acts and practices with respect to cybersecurity, privacy and data protection). In addition, in July 2023, the SEC adopted new cybersecurity rules for public companies that are subject to the reporting requirements of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”). Under these new rules, registered companies must disclose a material cybersecurity incident within four days of management’s determination that the incident is material. Companies also must include enhanced cybersecurity risk assessment and management, strategy and governance disclosures, including disclosures regarding management’s role in overseeing the registered company’s cybersecurity risk management and compliance program. Further, the United States Congress has recently considered, and is currently considering, various proposals for comprehensive federal cybersecurity, privacy and data protection legislation, to which we may become subject if passed.
Cybersecurity, privacy and data protection and disclosure are also areas of increasing state legislative focus in the United States and we are, or may in the future become, subject to various state laws and regulations regarding cybersecurity, privacy and data protection. For instance, the New York Department of Financial Services (“NYDFS”) has adopted a cybersecurity regulation which requires entities subject to the jurisdiction of the NYDFS, among other things, to implement and maintain a cybersecurity program designed to identify and address cybersecurity risks that may threaten the security or integrity of personal information stored on the covered entity’s information systems. In July and November 2022, the NYDFS proposed amendments to the cybersecurity regulation, which, if adopted, would require new reporting, governance and oversight measures and enhanced cybersecurity safeguards, and would mandate notification to NYDFS in the event that a covered entity makes an extortion payment in connection with a cybersecurity event involving the covered entity. We cannot predict whether the amendments will be adopted, what form they will take, or what effect they would have on our business or compliance costs. In addition, the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, the “CCPA”), to which a portion of our business may be subject, provides California residents with enhanced privacy protections and rights with respect to the processing of their data, such as affording them the right to access and request deletion of their information and to opt out of certain sharing and sales of personal information. The CCPA also prohibits covered businesses from discriminating against California residents for

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exercising any of their CCPA rights. The CCPA provides for severe civil penalties and statutory damages for violations and a private right of action for certain data breaches that result in the loss of unencrypted personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. Numerous other U.S. states also have enacted or are considering comprehensive privacy and data protection legislation that may apply to our operations, with at least four such laws (in Virginia, Colorado, Connecticut and Utah) having taken effect, or scheduled to take effect, in 2023. Moreover, laws in all 50 U.S. states require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach. These state statutes, and other similar state or federal laws that may be enacted in the future, may require us to modify our data processing practices and policies, incur substantial compliance-related costs and expenses, and otherwise suffer adverse impacts on our business.
It is anticipated that our operations in Bermuda will also become subject to data protection laws in the near future. The Personal Information Protection Act 2016 of Bermuda (“PIPA”) regulates how any individual, entity or public authority may use personal information. Although PIPA was passed on July 27, 2016, the sections that are currently in effect are limited to those that relate to the establishment and appointment of the PIPA commissioner (the “Privacy Commissioner”), the hiring of the Privacy Commissioner’s staff, and the general authority of the Privacy Commissioner to inform the public about PIPA. Following the Privacy Commissioner’s appointment, effective January 20, 2020, the Privacy Commissioner’s office has begun communications with the public and stakeholders regarding full implementation of PIPA. On October 30, 2020, the Privacy Commissioner issued guidance regarding privacy safeguarding of personal information by public companies; however, PIPA’s remaining provisions have not been fully implemented and regulations under PIPA have not yet been provided. The Privacy Commissioner has recommended that organizations in Bermuda start to conduct data due diligence across their existing business lines as a first stage towards PIPA compliance and, whilst the effective date has not yet been announced, it is currently anticipated to be announced this year and the Privacy Commissioner has recommended to the Bermuda Government that a period of six to nine months between announcement and the effective date of PIPA be granted to allow adequate time to prepare.
In addition, the BMA has recognized that cyber incidents can cause significant financial losses and/or reputational impacts across the insurance industry and has implemented the Insurance Sector Operation Cyber Risk Management Code of Conduct (the “Cyber Risk Code”) to ensure that those operating in the Bermuda insurance sector can mitigate such risks. The Cyber Risk Code prescribes the duties, requirements, standards, procedures and principles which all insurers, insurance managers and insurance intermediaries (agents, brokers and insurance market place providers) registered under the Insurance Act must comply. The Cyber Risk Code is designed to promote the stable and secure management of information technology systems of regulated entities and requires that all registrants implement their own technology risk programs, determine what their top risks are and develop an appropriate risk response. This requires all registrants to develop a cyber risk policy which is to be delivered pursuant to an operation cyber risk management program and appoint an appropriately qualified member of staff or outsourced resource to the role of Chief Information Security Officer. The role of the Chief Information Security Officer is to deliver the operational cyber risk management program. It is expected that the cyber risk policy will be approved by the registrant’s board of directors at least annually. The BMA will assess a registrant’s compliance with the Cyber Risk Code in a proportionate manner relative to the nature, scale and complexity of its business. While it is acknowledged that some registrants will use a third party to provide technology services and that they may outsource their IT resources (for example, to an insurance manager where applicable), when so outsourced, the overall responsibility for the outsourced functions will remain with the registrant’s board of directors. Failure to comply with the requirements of the Cyber Risk Code will be taken into account by the BMA in determining whether a registrant is conducting its business in a sound and prudent manner as prescribed by the Insurance Act and may result in the BMA exercising its powers of intervention and investigation.
Further, our operations in foreign jurisdictions also may be subject to robust data protection laws. In the European Union and in the United Kingdom (“U.K.”), we are subject to the European Union General Data Protection Regulation (“GDPR”) and member state laws implementing the GDPR and the U.K. General Data Protection Regulation (“U.K. GDPR”), respectively, which impose stringent obligations regarding the collection, control, use, sharing, disclosure and other processing of personal data. While the GDPR and U.K. GDPR remain substantially similar for the time being, the U.K. government has announced that it would seek to chart its own path

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
on data protection and reform its relevant laws, including in ways that may differ from the GDPR. While these developments increase uncertainty with regard to data protection regulation in the U.K., even in their current, substantially similar form, the GDPR and U.K. GDPR can expose businesses to divergent parallel regimes that may be subject to potentially different interpretations and enforcement actions for certain violations and related uncertainty. Failure to comply with the GDPR or the U.K. GDPR can result in significant fines and other liability, including, under the GDPR, fines of up to EUR 20 million (or GBP 17.5 million under the U.K. GDPR) or four percent (4%) of annual global revenue, whichever is greater. The cost of compliance, and the potential for fines and penalties for non-compliance, with GDPR and U.K. GDPR may have a significant adverse effect on our business and operations.
Legal developments in the European Economic Area (“EEA”) regarding the transfer of personal data from the EEA to third countries, including the United States, have created complexity and uncertainty regarding such processing, and similar complexities and uncertainties also apply to transfers from the U.K. to third countries. While we have taken steps to mitigate the impact on us, such as implementing lawful data transfer mechanisms (e.g., the European Commission’s standard contractual clauses (“SCCs”)), the efficacy and longevity of these mechanisms remains uncertain. Moreover, in 2021, the European Commission adopted new SCCs, which impose on companies additional obligations relating to personal data transfers out of the EEA, including the obligation to update internal privacy practices, conduct transfer impact assessments and, as required, implement additional security measures. The new SCCs may increase the legal risks and liabilities under E.U. laws associated with cross-border data transfers, and result in material increased compliance and operational costs. In July 2023, the European Commission adopted an adequacy decision regarding the new E.U.-U.S. data privacy framework (the “E.U.-U.S. DPF”), (which now constitutes a lawful data transfer mechanism under E.U. law for participating U.S. entities); however, the E.U.-U.S. DPF is likely to face challenge at the Court of Justice for the European Union. Moreover, although the U.K. currently has an adequacy decision from the European Commission, such that SCCs are not required for the transfer of personal data from the EEA to the U.K., that decision will sunset in June 2025 unless extended and it may be revoked in the future by the European Commission if the U.K. data protection regime is reformed in ways that deviate substantially from the GDPR. Adding further complexity for international data flows, in March 2022, the U.K. adopted its own International Data Transfer Agreement for transfers of personal data out of the U.K. to so-called third countries, as well as an international data transfer addendum that can be used with the SCCs for the same purpose. Moreover, in June 2023, the U.S. and U.K. announced a commitment to establish a “data bridge” to extend the E.U.-U.S. DPF to the flow of U.K. personal data under the U.K. GDPR to participating entities in the U.S., which is expected to be in place in late 2023. The E.U. has also proposed legislation that would regulate non-personal data and establish new cybersecurity standards, and other countries, including the U.K., may similarly do so in the future. If we are otherwise unable to transfer data, including personal data, between and among countries and regions in which we operate, it could affect the manner in which we provide our products and services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results. While we have implemented new controls and procedures designed to comply with the requirements of the GDPR, U.K. GDPR and the cybersecurity, privacy and data protection laws of other jurisdictions in which we operate, such procedures and controls may not be effective in ensuring compliance or preventing unauthorized transfers of personal data.
Moreover, while we strive to publish and prominently display privacy policies that are accurate, comprehensive, and compliant with applicable laws, regulations, rules and standards, we cannot ensure that our privacy policies and other statements regarding our practices will be sufficient to protect us from claims, proceedings, liability or adverse publicity relating to cybersecurity, privacy or data protection. The publication of our privacy policies and other documentation that provide promises and assurances about cybersecurity, privacy and data protection can subject us to potential government or legal investigation or action if they are found to be deceptive, unfair, or misrepresentative of our actual practices.
Our compliance efforts are further complicated by the fact that cybersecurity, privacy and data protection laws, regulations, rules and standards around the world are rapidly evolving, may be subject to uncertain or inconsistent interpretations and enforcement, and may conflict among various jurisdictions. Such cybersecurity, privacy and data protection requirements, and new or modified requirements that may be adopted in the future, may increase our compliance costs. Any failure or perceived failure to comply with our privacy policies, or applicable cybersecurity,

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
privacy and data protection laws, regulations, rules, standards or contractual obligations, or any compromise of security that results in unauthorized access to, or unauthorized loss, destruction, use, modification, acquisition, disclosure, release or transfer of personal information, may lead to significant fines, judgments, awards, penalties, sanctions, reputational harm, increased regulatory scrutiny, litigation, requirements to modify or cease certain operations or practices, the expenditure of substantial costs, time and other resources, proceedings or actions against us, governmental investigations, enforcement actions, or other liability. Any of the foregoing could distract our management and technical personnel, increase our costs of doing business, adversely affect the demand for our products and services, and ultimately result in the imposition of liability, any of which could have a material adverse effect on our business, financial condition and results of operations.
Changes in accounting practices and future pronouncements may materially affect our reported financial results.
Developments in accounting practices may require us to incur considerable additional expenses to comply, particularly if we are required to prepare information relating to prior periods for comparative purposes or to apply the new requirements retroactively. The impact of changes in current accounting practices and future pronouncements cannot be predicted but may affect the calculation of net income, shareholders’ equity and other relevant financial statement line items.
Our insurance subsidiaries are required to comply with statutory accounting principles, or SAP. SAP and various components of SAP are subject to constant review by the National Association of Insurance Commissioners, or NAIC, and its task forces and committees, as well as state insurance departments, in an effort to address emerging issues and otherwise improve financial reporting. Various proposals are pending before committees and task forces of the NAIC, some of which, if enacted and adopted on a state level, could have negative effects on insurance industry participants. The NAIC continuously examines existing laws and regulations. We cannot predict whether or in what form such reforms will be enacted and, if so, whether the enacted reforms will positively or negatively affect us.
We are a holding company with no direct operations, and our insurance and reinsurance subsidiaries’ ability to pay dividends and other distributions to us is restricted by law.
As an insurance holding company with no business operations of our own, our ability to pay dividends to shareholders and meet our debt payment obligations largely depends on dividends, other distributions, and other permitted payments from our subsidiaries, Hamilton Re, Hamilton UK Holdings Limited and Hamilton UK Holdings II (collectively with HMA, “Hamilton U.K.”), HIDAC and Hamilton Select. The subsidiary payment of dividends, other distributions or other permitted payments is subject to local corporate and regulatory restrictions. The payment of dividends to the holding company by Hamilton Re is subject to Bermuda corporate and insurance regulatory restrictions; the payment of dividends to the holding company by Hamilton U.K. is subject to United Kingdom insurance regulatory restrictions; the payment of dividends to the holding company by HIDAC is subject to Irish corporate and insurance regulatory restrictions; and the payment of dividends to the holding company by Hamilton Select is subject to Delaware insurance regulatory restrictions. These regulatory bodies in each jurisdiction require insurance companies to maintain specified levels of capital and surplus. Dividend payments are further limited to that part of available policyholder surplus that is derived from net profits on our business. The insurance regulators have broad powers to prevent the reduction of capital and surplus to inadequate levels, and there is no assurance that dividends up to the maximum amounts calculated under any applicable formula would be permitted. Moreover, insurance regulators that have jurisdiction over the payment of dividends by our insurance subsidiaries may in the future adopt provisions more restrictive than those currently in effect. Management expects that, absent extraordinary catastrophe losses, such restrictions should not affect the ability to declare and pay dividends sufficient to support the holding company’s general corporate needs.
The continued operation and growth of our business will require substantial capital. Accordingly, after the completion of this offering, we do not intend to declare and pay cash dividends on our Class B common shares in the foreseeable future. See the section entitled “Dividend Policy.” Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon results of operations, financial condition, contractual restrictions pursuant to our debt agreements, our indebtedness, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. Consequently, investors may need to sell all or part of their

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
holdings of our Class B common shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking immediate cash dividends should not purchase our Class B common shares.
We face risks related to changes in Bermuda law and regulations, and the political environment in Bermuda.
We are incorporated in Bermuda and many of our operating companies are domiciled in Bermuda. Therefore, changes in Bermuda law and regulation may have an adverse impact on our operations, such as the imposition of tax liability, increased regulatory supervision or changes in regulation. In addition, we are subject to changes in the political environment in Bermuda, which could make it difficult to operate in, or attract talent to, Bermuda. In addition, Bermuda, which is currently an overseas territory of the United Kingdom, may consider changes to its relationship with the United Kingdom in the future. These changes could adversely affect Bermuda or the international reinsurance market focused there, either of which could adversely impact us commercially.
Risks Related to This Offering and Ownership of Our Class B Common Shares
Our costs will increase as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.
As a public company, we will be subject to the reporting requirements of the Exchange Act, the requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act” or “SOX”), and the listing standards of the NYSE. These requirements will place a strain on our management, systems and resources and we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company. The Exchange Act will require us to file annual, quarterly and current reports with respect to our business and financial condition within specified time periods and to prepare a proxy statement with respect to our annual meeting of shareholders. The Sarbanes-Oxley Act will require that we maintain effective disclosure controls and procedures, and internal controls over financial reporting. The NYSE will require that we comply with various corporate governance requirements. To maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, and comply with the Exchange Act and the NYSE requirements, significant resources and management oversight will be required. This may divert management’s attention from other business concerns and lead to significant costs associated with compliance, which could have a material adverse effect on us and the price of our Class B common shares.
We expect these reporting and corporate governance rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors or its committees or as our executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of these costs. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action, and potentially civil litigation. Any such action could harm our reputation and the confidence of investors in, and clients of, our Company and could negatively affect our business and cause the price of our Class B common shares to decline.
We will be required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal control over financial reporting. We have not identified any material weakness in our internal controls over financial reporting. If we were to identify a material weakness and were unable to remediate this material weakness, or fail to achieve and maintain effective internal controls, our operating results and financial condition could be impacted and the market price of our Class B common shares may be negatively affected.
As a public company with SEC reporting obligations, we will be required to document and test our internal control procedures to satisfy the requirements of Section 404(a) of the Sarbanes-Oxley Act, which will require

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
annual assessments by management of the effectiveness of our internal controls over financial reporting beginning with the annual report for our fiscal year ended December 31, 2023.
Our management is responsible for establishing and maintaining adequate internal controls over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. We and our independent registered public accounting firm will have tested the effectiveness of our internal controls over financial reporting, but we cannot assure you that we will be able to avoid the identification of material weaknesses in the future.
In addition, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404(a) of Sarbanes-Oxley. If we conclude that our internal controls over financial reporting are not effective, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations. Even if we conclude that our internal controls over financial reporting are effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal controls over financial reporting. Moreover, any material weaknesses or other deficiencies in our internal controls over financial reporting may impede our ability to file timely and accurate reports with the SEC. Any of the above could cause investors to lose confidence in our reported financial information, we could become subject to litigation or investigations by the NYSE, the SEC or other regulatory authorities, or our Class B common shares listed on the NYSE could be suspended or terminated, which could require additional financial and management resources, and could have a negative effect on the trading price of our Class B common shares.
There is no existing market for our Class B common shares, and you cannot be certain that an active trading market will develop or a specific share price will be established.
Prior to this offering, there has been no public market for our Class B common shares. We intend to apply to list our Class B common shares on the NYSE under the symbol “HG.” We cannot predict the extent to which investor interest in our Company will lead to the development of a trading market on such exchange or otherwise or how liquid that market might become. If an active and liquid trading market does not develop, you may have difficulty selling your Class B common shares at an attractive price, or at all. The initial public offering price for our Class B common shares will be determined by negotiations among us, the selling shareholders and the underwriters, and may not be indicative of the price that will prevail in the trading market following this offering. The market price for our Class B common shares may decline below the initial public offering price, and our share price is likely to be volatile.
Our operating results and share price may be volatile, or may decline regardless of our operating performance, and you could lose all or part of your investment.
Our quarterly operating results are likely to fluctuate in the future as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our Class B common shares to wide price fluctuations regardless of our operating performance. You should consider an investment in our Class B common shares to be risky, and you should invest in our Class B common shares only if you can withstand a significant loss and wide fluctuation in the market value of your investment. The market price of our Class B common shares could be subject to significant fluctuations after this offering in response to the factors described in this “Risk Factors” section and other factors, many of which are beyond our control. Events that could adversely affect the market price of our share price include:
•Changes in market conditions, including conditions which negatively impact the rates at which insurance can be written;
•Changes in the market valuations of similar companies;
•Short sales, hedging, or other derivative transactions in our Class B common shares;

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•Strategic actions by us or our competitors, including the introduction of new products and services, or announcements of acquisition targets;
•Sales, or anticipated sales, of large blocks of our shares, including by our directors, executive officers and principal shareholders;
•Additions or departures of our Board of Directors, senior management, or other key personnel;
•Regulatory changes affecting our operations, including increased solvency and other requirements;
•Legal and political developments in the geographical markets in which we operate or may operate in the future;
•Litigation and governmental investigations;
•Exposure to capital and credit market risks that adversely affect our investment portfolio or our capital resources;
•Changes to our credit ratings; and
•Other events or factors, including those from natural disasters, war, acts of terrorism or responses to these events.
The securities markets have from time to time experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of particular companies. As a result of these factors, investors in our Class B common shares may not be able to resell their Class B common shares at or above the initial offering price. These broad market fluctuations, as well as general market, economic and political conditions, such as recessions, loss of investor confidence or interest rate changes, may negatively affect the market price of our Class B common shares. In addition, the stock markets, including the NYSE, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. If any of the foregoing occurs, it could cause our Class B common share price to fall and may expose us to securities class action litigation that, even if unsuccessful, could be costly to defend, divert management’s attention and resources or harm our business.
Sales of outstanding Class B common shares into the market in the future could cause the market price of our common shares to drop significantly, even if our business is doing well.
Upon completion of this offering, we will have outstanding an aggregate of approximately          shares of Class B common shares. Of these outstanding Class B common shares, all of the shares to be sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless such Class B common shares are held by our directors, executive officers or any of our affiliates, as that term is defined in Rule 144 under the Securities Act. All remaining Class B common shares outstanding following this offering will be “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. We have granted registration rights to certain holders of our common shares pursuant to the Registration Rights Agreement (as defined below). Any Class B common shares registered pursuant to the Registration Rights Agreement will be freely tradeable in the public market following a 180-day lock-up period as described below. Sales of our Class B common shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Class B common shares to decline and may make it more difficult for us to sell equity or equity-linked securities in the future at a time and at a price that we deem necessary or appropriate.
In connection with this offering, our directors, executive officers, and certain of our shareholders have each agreed to enter into “lock-up” agreements with the underwriters and thereby are subject to a lock-up period, meaning that they and their permitted transferees will not be permitted to sell any Class B common shares for 180 days after the date of this prospectus, subject to certain customary exceptions without the prior consent of the representatives of the underwriters. Although we have been advised that there is no present intention to do so, the representatives may, in their sole discretion, release all or any portion of the Class B common shares from the restrictions in any of

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
the lock-up agreements described above. See the section entitled “Underwriting” for more information. Possible sales of these Class B common shares in the market following the waiver or expiration of such agreements could exert significant downward pressure on our Class B common share price.
Also, in the future, we may issue our securities in connection with investments or acquisitions. The amount of Class B common shares issued in connection with an investment or acquisition could constitute a material portion of our then outstanding Class B common shares.
We may change our underwriting guidelines or our strategy without shareholder approval.
Our management has the authority to change our underwriting guidelines or our strategy without notice to our shareholders and without shareholder approval. As a result, we may make significant changes to our operations which could result in our pursuing a strategy or implementing underwriting guidelines that may be materially different from the strategy or underwriting guidelines described in this prospectus.
Investors in this offering will suffer immediate and substantial dilution.
The initial public offering price is higher than the net shareholders’ tangible book value per share of our Class B common shares based on the total value of our tangible assets less our total liabilities divided by our Class B common shares outstanding immediately following this offering. Therefore, if you purchase Class B common shares in this offering, you will experience immediate and substantial dilution in net tangible book value per share after consummation of this offering. You may experience additional dilution upon future equity issuances. Also, to the extent warrants to purchase our Class B common shares are exercised, there will be further dilution. See the section entitled “Dilution.”
The issuance of additional common shares will dilute all other shareholdings.
After this offering, we will have an aggregate of     common shares authorized but unissued, including    Class B common shares reserved for issuance under our equity incentive plans or pursuant to outstanding warrants exercisable for our Class B common shares, and not including options granted to our directors, employees and consultants, or otherwise. We may issue all of these common shares or other equity or debt securities convertible into or exercisable or exchangeable for shares of our Class B common shares without any action or approval by our shareholders. If we issue such additional common shares in the future, investors purchasing Class B common shares in this offering will experience additional dilution. Also, to the extent outstanding options to acquire Class B common shares or warrants to purchase our Class B common shares are exercised, there will be further dilution.
Anti-takeover provisions in our bye-laws could delay management changes or limit share price.
As the Company is incorporated under the laws of Bermuda, it is subject to Bermuda law. The English Takeover Code (the “Takeover Code”) will not apply to the Company. Subject to limited exceptions, Bermuda law does not contain any provisions similar to those applicable in other jurisdictions which are designed to regulate the way in which takeovers are conducted. It is therefore possible that an offeror may gain control of the Company in circumstances where non-selling shareholders do not receive, or are not given the opportunity to receive, the benefit of any control premium paid to selling shareholders. The bye-laws contain certain anti-takeover provisions, although these will not provide the full protections afforded by the Takeover Code. These provisions provide for:
•requiring advance notice for shareholder proposals and nominations for persons to serve as directors and placing limitations on shareholders to submit resolutions to a shareholder vote and requisition special general meetings;
•a large number of authorized but unissued shares which may be issued by the Board of Directors without further shareholder action; and
•[●].
Takeover protections in the bye-laws may discourage takeover offers which would be considered favorable and that could in turn adversely affect the value of the Class B common shares. Even in the absence of a takeover

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
attempt, these provisions may adversely affect the value of the Class B common shares if they are viewed as discouraging takeover attempts in the future.
If securities or industry analysts publish inaccurate or unfavorable research about our business, our Class B common share price and trading volume could decline.
The trading market for our Class B common shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business and our industry. If one or more of the analysts who cover our business downgrades our Class B common shares or publishes inaccurate or unfavorable research about our business, our Class B common share price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class B common shares could decrease, which could cause our Class B common share price and trading volume to decline.
Investors may have difficulties in serving process or enforcing judgments against us in the United States.
We are incorporated under the laws of Bermuda, and a substantial portion of our assets are located outside the United States. As a result, it may not be possible to enforce court judgments of U.S. courts, including judgments predicated upon civil liability provisions of the U.S. federal securities law. For enforcement of any judgment against the Company or its directors or officers, or for the settlement of any dispute, it may be necessary to institute legal proceedings outside the United States, and no assurances can be given that any such proceedings can be initiated. No claim may be brought in Bermuda against the Company or its directors and officers in the first instance for violation of U.S. federal securities laws. If such proceedings are initiated, there may be doubt as to the enforceability in non-U.S. jurisdictions, either in original actions or for enforcement of judgments of U.S. courts, for liabilities predicated upon U.S. federal securities laws. See “Enforcement of Civil Liabilities Under U.S. Federal Securities Laws” for further discussion.
Because we have no current plans to pay cash dividends on our Class B common shares for the foreseeable future, you may not receive any return on investment unless you sell your Class B common shares for a price greater than that which you paid for it.
Any decision to declare and pay dividends in the future will be made at the sole discretion of our Board of Directors and will depend on, among others, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board of Directors may deem relevant, including applicable law. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur. As a result, you may not receive any return on an investment in our Class B common shares unless you sell our Class B common shares for a price greater than that which you paid for it.
Members of the Board may be permitted to participate in decisions in which they have interests that are different from those of the shareholders.
Under Bermuda law, directors are not required to recuse themselves from voting on matters in which they have an interest. The Company’s directors may have interests that are different from, or in addition to, the interests of the shareholders. So long as the directors disclose their interests in a matter under consideration by the Board of Directors in accordance with Bermuda law, they may be entitled to count towards the quorum, participate in the deliberation on and vote in respect of that matter.
Shareholders may have more difficulty protecting their interests than shareholders in other jurisdictions.
The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many other jurisdictions. Class actions and derivative actions are generally not available to shareholders under Bermuda law. However, Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in the name of a company to remedy a wrong done to a company where the act complained of is alleged to be beyond the corporate power of a company, is illegal or would result in the violation of that company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of the Company’s

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys’ fees incurred in connection with such action. The bye-laws provide that holders of Class B common shares waive all claims or rights of action that they might have, individually or in the Company’s right, against any director or officer for any act or failure to act in the performance of such director’s or officer’s duties, except with respect to any fraud or dishonesty of such director or officer or to recover any gain, personal profit or advantage to which such director or officer is not legally entitled.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain matters we discuss in this prospectus may constitute forward-looking statements. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “target,” “should,” “could,” “would,” “seeks,” “intends,” “plans,” “contemplates,” “estimates,” or “anticipates,” or similar expressions which concern our strategy, plans, projections or intentions. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and relate to matters such as our industry, growth strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. By their nature, forward-looking statements: speak only as of the date they are made; are not statements of historical fact or guarantees of future performance; and are subject to risks, uncertainties, assumptions, or changes in circumstances that are difficult to predict or quantify. Our expectations, beliefs, and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.
There are a number of risks, uncertainties, and other important factors that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Such risks, uncertainties, and other important factors include, among others, the risks, uncertainties and factors set forth above under “Risk Factors,” and the following:
•our results of operations and financial condition could be adversely affected by unpredictable catastrophic events, global climate change or emerging claim and coverage issues;
•our business could be materially adversely affected if we do not accurately assess our underwriting risk, our reserves are inadequate to cover our actual losses, our models or assessments and pricing of risks are incorrect or we lose important broker relationships;
•the insurance and reinsurance business is historically cyclical and the pricing and terms for our products may decline, which would affect our profitability and ability to maintain or grow premiums;
•we have significant foreign operations that expose us to certain additional risks, including foreign currency risks and political risk;
•we do not control the allocations to and/or the performance of the Two Sigma Hamilton Fund’s investment portfolio, and its performance depends on the ability of its investment manager, Two Sigma, to select and manage appropriate investments and we have a limited ability to withdraw our capital accounts;
•the Managing Member, Two Sigma and their respective affiliates have potential conflicts of interest that could adversely affect us;
•the historical performance of Two Sigma is not necessarily indicative of the future results of the Two Sigma Hamilton Fund’s investment portfolio or of our future results;
•our ability to manage risks associated with macroeconomic conditions resulting from the global COVID-19 pandemic or any other public health crisis, current or anticipated military conflict, including the ongoing Ukraine conflict, terrorism, sanctions, rising energy prices, inflation and interest rates and other geopolitical events globally;
•our ability to compete successfully with more established competitors and risks relating to consolidation in the reinsurance and insurance industries;
•downgrades, potential downgrades or other negative actions by rating agencies;

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•our dependence on key executives, including the potential loss of Bermudian personnel as a result of Bermuda employment restrictions, and inability to attract qualified personnel, in particular in very competitive hiring conditions;
•our dependence on letter of credit facilities that may not be available on commercially acceptable terms;
•our potential need for additional capital in the future and the potential unavailability of such capital to us on favorable terms or at all;
•the suspension or revocation of our subsidiaries’ insurance licenses;
•the potential characterization of us and/or any of our subsidiaries as a passive foreign investment company, or PFIC;
•risks associated with our investment strategy being greater than those faced by competitors;
•changes in the regulatory environment and the potential for greater regulatory scrutiny of the Group going forward as a result of the outsourcing arrangements;
•a cyclical downturn of the reinsurance industry;
•operational failures, failure of information systems or failure to protect the confidentiality of customer information, including by service providers, or losses due to defaults, errors or omissions by third parties and affiliates;
•we are a holding company with no direct operations, and our insurance and reinsurance subsidiaries’ ability to pay dividends and other distributions to us is restricted by law;
•risks relating to our ability to identify and execute opportunities for growth or our ability to complete transactions as planned or realize the anticipated benefits of our acquisitions or other investments;
•our potentially becoming subject to U.S. federal income taxation;
•our potentially becoming subject to U.S. withholding and information reporting requirements under the U.S. Foreign Account Tax Compliance Act, or FATCA, provisions;
•our costs will increase as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations;
•if we were to identify a material weakness and were unable to remediate this material weakness, or fail to achieve and maintain effective internal controls, our operating results and financial condition could be impacted and the market price of our Class B common shares may be negatively affected;
•there is no existing market for our Class B common shares, our share price may be volatile and anti-takeover provisions contained in our organizational documents could delay management changes; and
•investors may have difficulties in serving process or enforcing judgments against us in the United States.
There may be other factors that could cause our actual results to differ materially from the forward-looking statements, including factors disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.
We caution you that the risks, uncertainties, and other factors referenced above may not contain all of the risks, uncertainties and other factors that are important to you. In addition, we cannot assure you that we will realize the results, benefits, or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected. All forward-looking statements in this prospectus apply only as of the date made and are expressly qualified in their entirety by the cautionary statements

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
included in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
USE OF PROCEEDS
We estimate that the net proceeds to us from the sale of Class B common shares in this offering will be approximately $           assuming an initial public offering price of $          per common share (the midpoint of the estimated price range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of our Class B common shares in this offering by the selling shareholders.
Each $1.00 increase (decrease) in the assumed initial public offering price of $           per common share (the midpoint of the estimated price range set forth on the cover of this prospectus) would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $          million, assuming that the number of Class B common shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of Class B common shares we are offering. Each increase (decrease) of                Class B common shares in the number of Class B common shares sold in this offering by us and the selling shareholders, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $          million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the number of Class B common shares offered by us, as set forth on the cover page of this prospectus, remains the same. We do not expect that a change in the offering price or the number of Class B common shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may affect the amount of time prior to which we may need to seek additional capital.
We intend to use the net proceeds to us from this offering to make capital contributions to our insurance and reinsurance operating subsidiaries, for use by our three operating platforms which should enable us to take advantage of ongoing favorable market conditions in the markets in which we operate by writing more business pursuant to our strategy. See “Our Strategy and Our Market Opportunity.”
This expected use of net proceeds from this offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As a result, our management will have broad discretion over the uses of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of the net proceeds from this offering.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
DIVIDEND POLICY
We have not declared or paid any dividends on Class B common shares to date. We anticipate that we will retain our future earnings to finance the further development and expansion of our business and do not intend to declare or pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and future agreements and financing instruments, business prospects, and such other factors that our Board of Directors deems relevant. Our future ability to pay cash dividends on our Class B common shares may also be limited by the terms of any future debt securities, preferred shares or credit facilities.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
DILUTION
If you invest in our Class B common shares in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our Class B common shares and the pro forma as adjusted net tangible book value (deficit) per share of our Class B common shares after this offering. Dilution results from the fact that the per share offering price of the Class B common shares sold by us in the offering is substantially in excess of the book value per share attributable to the Class B common shares held by existing shareholders.
Our historical net tangible book value as of               , 2023 was approximately $           million, or $          per common share. Historical net tangible book value represents the amount of total tangible assets less total liabilities of Hamilton, and historical net tangible book value per share represents net tangible book value divided by the number of Class B common shares outstanding. We will not receive any proceeds from the sale by the selling shareholders of our Class B common shares in this offering and such sale will not have a dilutive effect on our existing shareholders or new investors.
After giving effect to the sale by us of            Class B common shares in this offering at an assumed initial public offering price of $           per share, the midpoint of the estimated offering price range set forth on the cover of this prospectus, our pro forma as adjusted net tangible book value as of                , 2023 would have been $          , or $           per common share. This amount represents an immediate increase in net tangible book value of $          per share to existing shareholders and an immediate dilution in net tangible book value of $           per share to new investors purchasing shares in this offering at the assumed initial public offering price.
The following table illustrates this dilution on a per share basis (after deducting estimated underwriting discounts and commissions and offering expenses payable by us):

Assumed initial public offering price per common share	$	$
Pro forma net tangible book value per share as of , 2023	$	$
Increase in tangible book value per common share attributable to new investors	$	$
Pro forma as adjusted net tangible book value per common share after this offering	$	$
Dilution in pro forma as adjusted net tangible book value per common share to new investors	$	$
Dilution is determined by subtracting pro forma as adjusted net tangible book value per common share after the offering from the initial public offering price per common share.
Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, a $1.00 increase or decrease in the assumed initial public offering price of $           per common share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted net tangible book value attributable to our existing shareholders by $           per common share.
The following table summarizes, as of               , 2023, the differences between our existing shareholders and new investors with respect to the number of shares of Class B common shares purchased, the total consideration paid and the average price per share paid by existing shareholders and to be paid by the new investors purchasing Class B common shares in this offering, at the assumed initial public offering price of Class B common shares of $          per Class B common share, the midpoint of the price range set forth on the cover page of this prospectus:

($ in millions, except per share amounts)	Number	%	Amount	$	Avg/Share
Existing shareholders		%	$	%	$
Investors in this offering		%		%
Total		100%		100%

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Each $1.00 increase or decrease in the initial public offering price per Class B common share from the midpoint of the estimated price range set forth on the cover page of this prospectus would increase or decrease total consideration paid by new investors in this offering and total consideration paid in this offering by all investors by approximately $           million, assuming that the number of Class B common shares offered, as set forth on the cover page of this prospectus, remains the same. Each 1,000,000 increase or decrease in the number of Class B common shares sold at the midpoint of the estimated price range set forth on the cover of this prospectus would increase or decrease the total consideration paid by new investors in this offering by approximately $           million.
Sales by the selling shareholders in this offering will reduce the number of shares held by existing shareholders to                , or approximately           % of the total common shares outstanding after this offering, and will increase the number of Class B common shares held by new investors to               , or approximately          % of the total common shares outstanding after this offering, in each case assuming that the number of Class B common shares sold by the selling shareholders, as set forth on the cover of this prospectus, remains the same.
The information above excludes a number of common shares reserved that may be issued pursuant to outstanding awards under our 2013 Equity Incentive Plan and common shares reserved for issuance under our 2023 Stock Incentive Plan equal to the greater of            or           % of the authorized, issued, and outstanding common shares as of the completion of this offering, and 1,152,500 Class B common shares issuable upon the exercise of outstanding warrants. To the extent that common shares are issued in connection with awards outstanding under our 2013 Equity Incentive Plan, that equity awards are granted under our 2023 Stock Incentive Plan, or that outstanding warrants to purchase are common shares are exercised, investors in this offering will experience further dilution.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2023:
•on a historical basis for the Company; and
•on an as-adjusted basis to give effect to our issuance and sale of our Class B common shares in this offering at an assumed initial public offering price of $      per common share (the midpoint of the estimated price range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of our Class B common shares in this offering by the selling shareholders.
You should read this table in conjunction with the information contained in “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the historical consolidated financial statements and the notes thereto included elsewhere in this prospectus.
The as-adjusted information set forth in the table below is illustrative only and will be adjusted based on the terms of this offering determined at pricing.

(In thousands)	As of June 30, 2023	As-adjusted following consummation of this offering(1)
Cash and cash equivalents	$818,522
Debt:	$149,772
Shareholders’ equity:
Common shares
Class A, authorized (2023 and 2022: 53,993,690), par value $0.01; issued and outstanding (2023 and 2022: 30,520,078)	$305
Class B, authorized (2023 and 2022: 50,480,684), par value $0.01; issued and outstanding (2023: 42,638,190 and 2022: 42,042,155)	$426
Class C, authorized (2023 and 2022: 30,525,626), par value $0.01; issued and outstanding (2023 and 2022: 30,525,626)	$305
Additional paid-in capital	$1,124,566
Accumulated other comprehensive loss	$(4,441)
Retained earnings	$630,993
Total shareholders’ equity	$1,752,154
Total capitalization	$
__________________
(1)The “As-adjusted following consummation of this offering” column reflects the changes in the capital of the Company on a pro forma basis following the consummation of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $      per common share (the midpoint of the estimated price range set forth on the cover of this prospectus) would increase (decrease) the net proceeds that we receive from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $      million, assuming that the number of Class B common shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase (decrease) of            Class B common shares in the number of Class B common shares sold in this offering by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $          million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the number of Class B common shares offered by us, as set forth on the cover page of this prospectus, remains the same.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis should be read in conjunction with the “Selected Consolidated Financial Data” and our financial statements and related notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections entitled “Special Note Regarding Forward-Looking Statements” and “Risk Factors”. We are not undertaking any obligation to update any forward-looking statements or other statements we may make in the following discussion or elsewhere in this document even though these statements may be affected by events or circumstances occurring after the forward-looking statements or other statements were made. Therefore, no reader of this document should rely on these statements being current as of any time other than the time at which this document is declared effective by the SEC.
Our Company
Overview of Our Business
We are a global specialty insurance and reinsurance company founded in Bermuda in 2013. We harness multiple drivers to create shareholder value. These include diverse underwriting operations supported by proprietary technology and a team of over 500 full-time employees, a strong balance sheet, and a unique investment management relationship with Two Sigma. We operate globally, with underwriting operations in Lloyd’s, Ireland, Bermuda, and the United States. We are led by an entrepreneurial and experienced management team that have almost tripled our gross premiums written over the last five years, from $571 million for the year ended November 30, 2018 to $1.6 billion for the year ended December 31, 2022, while also reducing our combined ratio by 22 percentage points. We believe the combined effects of organic premium growth, strategic acquisition, new market developments and continuous platform cost optimization leave us well positioned to capitalize on the favorable market conditions across the lines of business written by our established and scaled underwriting platform.
We operate three principal underwriting platforms (Hamilton Global Specialty, Hamilton Select and Hamilton Re) that are categorized into two reporting business segments (International and Bermuda):
•International: Accounting for 57% of gross premiums written for the year ended December 31, 2022, International consists of business written out of our Lloyd’s syndicate and subsidiaries based in the United Kingdom, Ireland, and the United States, and includes the Hamilton Global Specialty and Hamilton Select platforms.
◦Hamilton Global Specialty focuses predominantly on commercial specialty and casualty insurance for medium to large-sized accounts and specialty reinsurance products written by Lloyd’s Syndicate 4000 and HIDAC. Syndicate 4000, a leading Lloyd’s syndicate, generates a significant portion of premium from the U.S. E&S market and has ranked among the most profitable and least volatile syndicates at Lloyd’s over the last 10 years.
◦Hamilton Select, our recently launched U.S. domestic E&S carrier, writes casualty insurance for small to mid-sized clients in the hard-to-place niche of the U.S. E&S market. We believe it presents meaningful and profitable growth opportunities in the near to long term, further expanding our footprint in the U.S. E&S market.
•Bermuda: Accounting for 43% of our gross premiums written for the year ended December 31, 2022, Bermuda consists of the Hamilton Re platform, made up of Hamilton Re and Hamilton Re US. Hamilton Re writes property, casualty and specialty reinsurance business on a global basis and also offers high excess Bermuda market specialty insurance products, predominantly for large U.S. commercial risks. Hamilton Re US writes casualty and specialty reinsurance business on a global basis.
Our evolution into a specialty insurance and reinsurance company reached a significant turning point in 2018 with the hiring of Pina Albo, our Group CEO and the start of the Strategic Transformation. Ms. Albo is a 30+ year

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
veteran in the insurance industry, having served as a member of the Board of Executive Management at Munich Re, where she had a 25-year career, as well as serving on the Board of Reinsurance Group of America, Incorporated (a Fortune 500 public company) and recently being appointed as the first female Chair of the Association of Bermuda Insurers and Reinsurers. The Strategic Transformation commenced in 2018, when we set a new strategy and business priorities and was propelled by the appointment of an experienced management team focused on employing rigorous risk selection and creating sustainable underwriting profitability. The Strategic Transformation also included enhancing corporate governance, re-underwriting and repositioning our business to increase the focus on casualty and specialty insurance and reinsurance lines, decreasing volatility by reducing our expense ratio and exposure to legacy liabilities and investing in business-enabling technology. The Strategic Transformation also involved focusing on both profitable organic and inorganic growth and was accelerated in 2019 when we acquired Pembroke Managing Agency and related entities, which included Pembroke Managing Agency (subsequently renamed Hamilton Managing Agency), Lloyd’s Syndicate 4000 and Ironshore Europe DAC (subsequently renamed Hamilton Insurance DAC or HIDAC). This acquisition doubled and diversified our premium base, increased our underwriting expertise and operational capabilities, and provided us with a fully-scaled Lloyd’s platform. As a result of the strategic actions taken in the context of the Strategic Transformation, in the five years since 2018, we increased gross premiums written at a compound annual rate of approximately 30%,5 reduced our combined ratio significantly, optimized the portfolio mix by increasing the contribution from specialty insurance, and strengthened our balance sheet. While the Strategic Transformation is complete, we continuously review our portfolio to optimize underwriting returns and opportunities, and drive additional benefits by regular collaboration with our GUC. We believe Hamilton is consequently well positioned to deliver growth and profitability in the current attractive environment and across all market cycles.
Our proprietary technology has been a critical part of our Strategic Transformation by enabling the growth of our business and the execution of our strategy. This technology includes HARP, Timeflow, MINT, and Hamilton Insights. Unlike many of our peers, we are not burdened by legacy systems and have modernized, cloud-based core platforms, which have enabled us to design and implement our proprietary systems to be a competitive advantage for our business.
The growth of our business is supported by a strong balance sheet. As of December 31, 2022, Hamilton had total assets of $5.8 billion, total invested assets of $3.3 billion and shareholders’ equity of $1.7 billion. Our total invested assets of $3.3 billion includes $1.3 billion of securities in our fixed maturity trading portfolio and short-term investments, or 39% of our total invested assets, with an average credit rating of Aa3 and of which 100% are investment grade. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Cash and Investments” for further detail by investment class. We also enjoy a low debt-to-capital ratio of 7.9% at June 30, 2023, which compares favorably to our peers and provides us with meaningful financial flexibility to execute against our strategy. The Company had a net loss attributable to common shareholders of $98.0 million for the year ended December 31, 2022. Cumulatively, since the inception of the Company to December 31, 2022, our net income attributable to common shareholders was $561.6 million. The Company has demonstrated its ability to withstand catastrophe and other significant loss events across changing market cycles and we believe it is well placed to take advantage of the current hard market conditions. Our prudent reserving approach fortifies our financial position and has resulted in reserve releases every year since inception.6
Our Lloyd’s syndicate benefits from financial strength ratings of “A” (Excellent) from A.M. Best, “A+” from S&P Global, “AA-” from KBRA and “AA-” from Fitch, all of which are NRSROs as defined under the Exchange Act. Our other insurance and reinsurance subsidiaries hold an “A-” (Excellent) rating from A.M. Best and an “A” rating from KBRA, each with a positive outlook. We believe these ratings demonstrate the financial strength of our insurance and reinsurance platforms and facilitate our ability to capitalize on new opportunities with our policyholders, cedants and distribution partners.
5 Gross premiums written from 2018 to 2022 were $571 million, $731 million, $1,087 million, $1,447 million, and $1,647 million, respectively.
6 Excluding the U.S. GAAP accounting impact of a loss portfolio transfer purchased in 2020.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Unique Investment Management Relationship with Two Sigma
Our diversified underwriting model is complemented by a unique and long-term investment management relationship with Two Sigma. Founded in 2001, Two Sigma is a premier investment manager with a strong track record and approximately $60 billion of assets under management across affiliates as of April 1, 2023. Driven by a differentiated application of technology and data science, Two Sigma has over 2,000 employees across affiliates, including an experienced and diverse team of over 1,000 employees in research and development.
Two Sigma manages $1.6 billion of our assets as of December 31, 2022 via our investment in the Two Sigma Hamilton Fund. The portion of our total invested assets managed by Two Sigma has declined from approximately 80% in 2018 to approximately 49% in 2022 and are expected to continue to decline naturally as our underwriting platforms and fixed income portfolio grow. The Two Sigma Hamilton Fund is a dedicated fund-of-one managed by Two Sigma with exposures to certain Two Sigma macro and equity strategies.7 The Two Sigma Hamilton Fund has been designed to provide low-correlated absolute returns, primarily by combining multiple hedged and leveraged systematic investment strategies with proprietary risk management investment organization and execution techniques. The Two Sigma Hamilton Fund invests in a broad set of financial instruments and is primarily focused on liquid strategies in global equity, futures and forex (FX) markets, exchange-listed and over-the-counter (OTC) options (and their underlying instruments) and other derivatives. This liquidity profile fits well with our business, while also providing the benefit of access to a dedicated fund-of-one.
Two Sigma has broad discretion to allocate invested assets to different opportunities. Its current investments include FTV, STV and ESTV. The Two Sigma Hamilton Fund’s trading and investment activities are not limited to these strategies and Techniques and the Two Sigma Hamilton Fund is permitted to pursue any investment strategy and/or Technique that Two Sigma determines in its sole discretion to be appropriate for the Two Sigma Hamilton Fund from time to time. In any given period, the performance of these individual portfolios may vary materially; however, the performance and risk profile of the Two Sigma Hamilton Fund is monitored at the overall fund level, rather than at the portfolio level. This is consistent with the manner in which investment management fees and performance incentive allocations are determined (i.e., fees and performance incentives are determined on by the overall performance of the fund, rather than the performance of each portfolio).
We have entered into a Commitment Agreement with Two Sigma, which includes a bilateral rolling three-year commitment period that automatically renews each year, until a non-renewal notice is provided by either party. The historical returns of the funds managed by Two Sigma (including the Two Sigma Hamilton Fund) are not necessarily indicative of future results. Two Sigma Hamilton Fund produced returns, net of investment management fees and performance incentive allocations, of 4.6%, 17.7% and (4.6%) for each of the years ended December 31, 2022 and November 30, 2021 and 2020, respectively. Hamilton pays arm’s-length management and incentive fees under this agreement. Our annualized return of 12.8% from 2014 to 2022 from the Two Sigma Hamilton Fund is net of these fees and incentive allocations. See “Risk Factors—Risks Related to Our Investment Strategy—We do not have control over the Two Sigma Hamilton Fund” for more information.
Our ESG Principles
Good corporate citizenship underscores everything we do. Our ESG approach is based on being a responsible corporate and global citizen and was affirmed through two separate external assessments.
We apply a four-pillar philosophy across all areas of our business:
1.Accountability: We focus on employing equitable governance and oversight in an effort to ensure the best outcome for all of our stakeholders.
2.Social Impact: We have an inclusive culture underpinned by teamwork and collaboration. As part of that, we have had an engaged and active DEI Committee since 2018, made up of employee representatives from each of our key locations, across functions and seniority. We also have a diverse senior management team, with three of four of our group & underwriting platform CEOs being
7 For the avoidance of doubt, Two Sigma serves as the investment manager of the Two Sigma Hamilton Fund. The Company is not a client of Two Sigma pursuant to the Investment Act of 1940, as amended.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
women. Notably, 45% of our Group Executive team and approximately 40% of our underwriting and claims leaders are female.
3.Underwriting: We are supportive of companies that are involved in the transition to alternative energy sources such as renewable energy, including wind and solar, and rolled out ESG-specific underwriting guidelines in the third quarter of 2022.
4.Investments: We strive to deploy our invested capital responsibly with established guidelines that are regularly monitored to align with our corporate values. Our investment managers are guided by the United Nations Principles for Responsible Investment.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Critical Accounting Estimates
The Company’s Consolidated Financial Statements have been prepared in accordance with U.S. GAAP and include certain amounts that are inherently uncertain and judgmental in nature. As a result, management is required to make best estimates and assumptions that affect the reported amounts.
The following discussion addresses those accounting policies and estimates that we believe are most critical to our operations and require the most difficult, subjective and complex judgment. Actual events that differ significantly from the underlying assumptions and estimates used in these statements may result in materially favorable or unfavorable adjustments to prior estimates that affect our results of operations, financial condition and liquidity. The sensitivity estimates that follow are based on the Company’s assessment of reasonably likely outcomes.
These critical accounting estimates should be read in conjunction with the Notes to the Consolidated Financial Statements, including Note 2, Summary of Significant Accounting Policies to the Consolidated Financial Statements, for a full understanding of the Company’s accounting policies.
Reserve for Losses and Loss Adjustment Expenses
Overview
The estimated reserve for losses and loss adjustment expenses (“loss reserves”) represents management’s best estimate of the unpaid portion of the Company’s ultimate liability for losses and loss adjustment expenses for insured and reinsured events that have occurred at or before the balance sheet date, based on its assessment of facts and circumstances known at that particular point in time. Loss reserves reflect both claims that have been reported to the Company (“case reserves”) and claims that have been incurred but not reported to the Company (“IBNR”).
Loss reserves are complex estimates, not an exact calculation of liabilities. Management reviews loss reserve estimates at each quarterly reporting date and considers all significant facts and circumstances known at that particular point in time. As additional experience and other data becomes available and/or laws and legal interpretations change, management may adjust previous estimates. Adjustments are recognized in the period in which they are determined and may impact that period's underwriting results either favorably (when current estimates are lower than previous estimates) or unfavorably (when current estimates are higher than previous estimates).
Gross loss reserves for each of the reportable segments, segregated between case reserves and IBNR, by reserve class as at June 30, 2023 and December 31, 2022, respectively, are shown below:

	June 30, 2023			December 31, 2022
($ in thousands)	International	Bermuda	Total	International	Bermuda	Total
Case reserves:
Property	$77,435	$177,595	$255,030	$118,224	$189,840	$308,064
Casualty	221,784	124,118	345,902	230,134	134,194	364,328
Specialty	137,220	53,548	190,768	100,882	48,864	149,746
Total case reserves	436,439	355,261	791,700	449,240	372,898	822,138
IBNR:
Property	93,941	161,029	254,970	144,357	193,944	338,301
Casualty	743,622	521,827	1,265,449	649,402	471,196	1,120,598
Specialty	348,276	213,657	561,933	327,328	225,650	552,978
Total IBNR	1,185,839	896,513	2,082,352	1,121,087	890,790	2,011,877
Total other	18,847	6,201	25,048	12,083	10,177	22,260
Total reserves	$1,641,125	$1,257,975	$2,899,100	$1,582,410	$1,273,865	$2,856,275

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Case Reserves
With respect to insurance business, the Company is generally notified of losses by brokers and/or insureds. The Company’s claims personnel use this and other relevant information to estimate ultimate covered losses arising from the claim, including the cost of claims adjustment administration and settlement, including any legal or other fees. These estimates reflect the judgment of the Company’s claims personnel based on their experience and knowledge, the nature of the specific claim and, where appropriate, the advice of legal counsel, third party claims administrators and loss adjusters. In syndicated markets, such as Lloyd’s, the Company’s case reserves may also be based in part on information provided by the lead insurer.
With respect to reinsurance business, the Company is typically notified of losses by brokers and/or ceding companies. For excess of loss contracts, the Company is typically notified of insured losses on specific contracts in the form of an individual loss notification and records a case reserve for the estimated ultimate liability arising from the claim. For contracts written on a proportional basis, the Company typically receives aggregated claims information in the form of a loss bordereaux and records a case reserve for the estimated ultimate liability arising from the claim based on that information. Proportional reinsurance contracts typically require that losses in excess of pre-defined amounts be separately notified so that the Company can adequately evaluate them. The Company’s claims department evaluates each specific loss notification received and, based on their knowledge and experience, may record additional case reserves when a ceding company’s reserve for a claim is considered inadequate. The Company also undertakes cedant audits, using outsourced legal and industry experience where necessary. This allows the Company to review different cedants’ claims handling practices, understand the level of prudence employed by different cedants and ensure that reserves are consistent with exposures, adequately established, and properly reported in a timely manner.
IBNR
IBNR estimates are necessary due to the potential development on reported claims and the reporting time lag between when a loss event occurs and when it is actually reported (the “reporting lag”). Reporting lags may arise from a number of factors, including but not limited to the nature of the loss, the use of intermediaries and the complexity of the claims adjusting process. The lack of specific information means the Company must make estimates. IBNR is calculated by deducting incurred losses (i.e. paid losses and case reserves) from management’s best estimate of the ultimate losses. Unlike case reserves, which are established at the contract level, IBNR reserves are generally established at an aggregate level and cannot be identified as reserves for a particular loss event or contract.
Reserving Methodology
When conducting actuarial analysis, management organizes the Company’s recorded reserves into exposure groupings based on reasonably homogeneous loss development characteristics, underwriting years and reserving classes. Management periodically reviews the exposure groupings and may make changes to the groupings over time as the Company’s business changes.
The actuarial methodologies used to perform the quarterly reserving analysis that determines our estimate of the ultimate reserve for losses and loss adjustment expenses for each exposure group include:
•Initial expected loss ratio (“IELR”) method: The IELR method calculates an estimate of ultimate losses by applying an estimated loss ratio to an estimate of ultimate earned premium for each underwriting year. The estimated loss ratio may be based on pricing information and/or industry data and/or historical claims experience revalued to the year under review;
•Bornhuetter-Ferguson method: The Bornhuetter-Ferguson method uses as a starting point an assumed IELR and blends in the loss ratio, which is implied by the claims experience to date using benchmark loss development patterns on paid claims data or reported claims data. Although the method tends to provide less volatile indications at early stages of development and reflects changes in the external environment, it can be slow to react to emerging loss development and may, if the IELR proves to be inaccurate, produce loss estimates which take longer to converge with the final settlement value of loss; and

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•Loss development method: The loss development method uses actual loss data and the historical development profiles on older underwriting years to project more recent, less developed years to their ultimate position.
Our actuaries may use other approaches in addition to those described, and supplement these methods with judgement where they deem appropriate, depending upon the characteristics of the class of business and available data.
For certain significant events, such as natural catastrophes or large man-made catastrophic events, traditional actuarial methods may not be suitable for estimating losses for reasons that may include lack of claims data or the existence of additional risks related to the specific event circumstances. For example, the estimates of loss reserves related to hurricanes and earthquakes can be affected by factors including, but not limited to, the inability to access portions of impacted areas, infrastructure disruptions, the complexity of the loss scenario, legal and regulatory uncertainties, complexities involved in estimating business interruption losses and additional living expenses, the impact of demand surge, fraud, and the limitations on available information. For hurricanes, additional complex coverage factors may include determining whether damage was caused by flooding or wind, evaluating general liability and pollution exposures and mold damage. Other recent examples include possible claims arising from the COVID-19 pandemic and the Ukraine conflict, where additional risks included material uncertainties around whether insured loss events had occurred, the timing of such events, and uncertainty over how contract wording applies in the case of insurance and reinsurance policies.
The timing of events can also affect the level of information available to the Company to estimate loss reserves for that reporting period, and therefore the reserving methods adopted. For example, for events occurring near the end of a reporting period, greater reliance may be placed on information derived from catastrophe models, and, where available and relevant, additional quantitative and qualitative exposure analyses, reports and communications of ground up losses from ceding companies, and development patterns for historically similar events. Due to the inherent uncertainty in estimating losses from such events, these estimates are subject to variability, which increases with the severity and complexity of the underlying event.
In addition to the Company’s quarterly reserving process, an independent actuarial review is carried out semi-annually by a leading independent actuarial consulting firm in order to provide additional insight into the reserving process, specific industry trends and the overall level of the Company’s loss reserves. Management reviews the information provided in the independent actuarial review in determining its own best estimate of reserves.
Management believes that it is prudent in its reserving assumptions and methodologies. However, we cannot be certain that our ultimate loss payments will not vary, perhaps materially, from the initial estimates made. We note that the process of estimating required reserves, by its very nature, involves uncertainty and therefore the ultimate claims may fall outside the actuarial range. The level of uncertainty can be influenced by many factors, including but not limited to unknown future in claim value inflation, the existence of coverage with long duration reporting patterns, changes in the speed of claims data being received and processed, contractual uncertainties for unusual claim events, as well as the other factors described above.
If we determine that adjustments to an earlier estimate are appropriate, such adjustments are recorded in the reporting period in which they are identified and may have a significant favorable or unfavorable impact on that period’s results of operations. We regularly review and update these estimates using the most current information available.
Management’s Best Estimate
The Company’s recorded reserves at each reporting date reflect management’s best estimate of ultimate reserve for losses and loss adjustment expenses at that date. Management completes quarterly reserve studies for each exposure group for its Bermuda and International segments. Management analyzes significant variances between internal and external actuarial estimates, as well as any relevant additional market, underwriting or claims data that may be available and relevant for setting management’s best estimate of ultimate reserves. As a result of these considerations, the selected reserve estimate may be higher or lower than the external actuarial indicated estimate.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The Company’s best estimates are point estimates within a range of reasonable actuarial estimates. To provide an indication of the possible size of this range we have compared the point estimate for net losses and loss adjustment expenses recorded by the Company with a range of reasonable actuarial estimates at December 31, 2022 for each reportable segment in the following table:

	December 31, 2022
($ in thousands)	Recorded Point Estimate	High	Low
International	$696,263	$856,809	$577,845
Bermuda	982,149	$1,187,459	$854,248
Net reserve for losses and loss adjustment expenses	$1,678,412
It is important to note that the ‘High’ and ‘Low’ estimates above are not intended to be “worst-case” or “best-case” scenarios, and it is possible that final settlements of the reserves for these losses and loss adjustment expenses could fall outside of these ranges.
It is not appropriate to add together the ranges of each reportable segment in an effort to determine a high and low range around the Company’s total reserve for losses and loss adjustment expenses.
Prior Year Reserve Development
Prior year reserve development arises from changes to estimates for losses and loss adjustment expenses related to loss events that occurred in previous periods. Favorable prior year reserve development indicates that current estimates are lower than previous estimates, while unfavorable prior year reserve development indicates that current estimates are higher than previous estimates. The following tables present net prior year reserve development by reportable segment:

	Net (favorable) unfavorable prior year reserve development
($ in thousands)	International	Bermuda	Total
Year ended December 31, 2022	$(26,833)	$6,230	$(20,603)
Year ended November 30, 2021	12,600	(821)	11,779
Year ended November 30, 2020	$(11,776)	$(29,205)	$(40,981)

	Net (favorable) unfavorable prior year reserve development
($ in thousands)	International	Bermuda	Total
Six months ended June 30 2023	$(11,686)	$9,205	$(2,481)
Six months ended June 30, 2022	$(11,404)	$(20,079)	$(31,483)
For a detailed discussion of net (favorable) unfavorable prior year reserve development by reportable segment for the years ended December 31, 2022, November 30, 2021 and 2020 and for the six months ended June 30, 2023 and 2022, see “Consolidated Results of Operations” and “Consolidated Interim Results of Operations.”
Claim Tail Analysis
One of the key selection characteristics for loss exposure groupings is the historical duration of the claims settlement process. Business in which claims are reported and settled relatively quickly are commonly referred to as short-tail lines, for example, property classes. On the other hand, business in which claims tend to take longer to be reported and settled are commonly referred to as long-tail lines, for example, casualty classes.
Although estimates of ultimate losses for short-tail business are usually inherently more certain than for medium and long-tail business, significant judgment is still required. Additionally, the inherent uncertainties relating to catastrophe events add further complexity to potential exposure estimation. Further, the Company uses MGAs and other producers for certain business, which can delay the receipt of loss information.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Although the Company uses similar actuarial methodologies for both short-tail and long-tail lines in respect of non-headline loss events, the faster reporting of experience for the short-tail lines allows management to have greater confidence in its estimates of ultimate losses for short-tail lines at an earlier stage than for long-tail lines. As a result, the Company’s estimates of ultimate losses for shorter tail lines, with the exception of loss estimates for headline loss events, generally exhibit less volatility than those for the longer tail lines. For longer tail lines, management utilizes exposure-based methods to estimate the Company’s ultimate losses, especially for immature years. For both short and long-tail lines, management supplements these general approaches with analytically based judgments.
Sensitivity Analysis
While management believes that the reserve for losses and loss adjustment expenses at December 31, 2022 is adequate, new information, events or circumstances may result in ultimate losses that are materially greater or less than initially recorded.
The tables below summarize, by reportable segment, the effect of reasonably likely scenarios on the key actuarial assumptions used to estimate the Company’s reserve for losses and loss adjustment expenses at December 31, 2022. The scenarios shown in the tables illustrate the effect of:
•Changes to the expected loss ratio selections used at December 31, 2022, which represent loss ratio point increases or decreases to the expected loss ratios used. A higher expected loss ratio results in a higher ultimate loss estimate, and vice versa; and
•Changes to the loss development patterns used in the Company’s reserving process at December 31, 2022, which represent claims reporting that is either slower or faster than the reporting patterns used. Accelerating a loss reporting pattern (i.e., shortening the claim tail) results in lower ultimate losses, as the estimated proportion of losses already incurred would be higher, and vice versa.
Management believes that the illustrated sensitivities are indicative of the materiality of these key actuarial assumptions to management’s best estimate of loss and loss adjustment expense reserves. The degree of stress applied to the expected loss ratio and loss development patterns were selected to be illustrative, and should not be considered to be “best case” or “worst case” for these assumptions. As such, it is important to recognize that future variations may be more or less than the amounts shown in the table below.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The effect of reasonably likely changes in the two key assumptions used to estimate the gross reserve for losses and loss adjustment expenses at December 31, 2022 was as follows:

($ in thousands)	Sensitivity of Gross Reserve for Losses and Loss Adjustment Expenses At December 31, 2022
Assumptions	Higher Expected Loss Ratios	Slower Loss Development Patterns	Lower Expected Loss Ratios	Faster Loss Development Patterns
Reserving class selected assumptions:
Property	5%	+1 Q	(5)%	-1 Q
Specialty	5%	+1 Q	(5)%	-1 Q
Casualty	5%	+2 Q	(5)%	-2 Q

International Segment
Increase (decrease) in loss reserves:
Property	$5,271	$10,575	$(5,188)	$(10,084)
Specialty	22,046	40,452	(20,394)	(52,552)
Casualty	23,475	49,443	(20,416)	(66,714)

Bermuda Segment
Increase (decrease) in loss reserves:
Property	$14,286	$10,388	$(12,350)	$(6,742)
Specialty	12,942	5,801	(12,942)	(5,901)
Casualty	31,067	25,299	(34,221)	(23,729)
The results show the cumulative increase (decrease) in loss reserves across all years. Each of the impacts set forth is estimated individually, without consideration for any correlation among key assumptions or among reserve classes. Therefore, it would be inappropriate to take each of the amounts and add them together in an attempt to estimate total volatility. Additionally, it is noted that in some instances, for example, the projection of catastrophe estimates, development patterns are not appropriate as more bespoke techniques are used.
Premiums Written and Earned
Gross Premiums Written
Revenues primarily consist of insurance and reinsurance premiums generated by the Company’s underwriting operations. Recognition of gross premiums written varies by policy or contract type.
For a portion of the Company’s insurance business, a fixed premium specified in the policy is recorded when the policy incepts. This premium may be adjusted if underlying insured values change. Management actively monitors underlying insured values and any resulting premium adjustments are recognized in the period in which they are determined. Gross premiums written on a fixed premium basis accounted for 28.6%, 29.7% and 28.8% of the Company’s gross premiums written for the years ended December 31, 2022, November 30, 2021 and 2020, respectively. Some of this business is written through MGAs, third parties granted authority to bind risks on the Company’s behalf in accordance with defined underwriting guidelines.
The remainder of the Company’s insurance business is written on a line slip or proportional basis, where the Company assumes an agreed proportion of the premiums and losses of a particular risk or group of risks along with other unrelated insurers. As premiums for this business are not identified in the policy, estimated premiums are recorded at the inception of the policy based on information provided by clients through brokers. Management reviews these premium estimates on a quarterly basis and any premium estimate adjustments are recognized in the period in which they are determined. Gross premiums written on a line slip or proportional basis accounted for

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
28.4%, 27.1% and 26.9% of the Company’s gross premiums written for the years ended December 31, 2022, November 30, 2021 and 2020, respectively.
The Company’s reinsurance business generally provides cover to cedants on an excess of loss or on a proportional basis. In most cases, cedants seek protection for business that they have not yet written when they enter into agreements and therefore cedants must estimate the underlying premiums that they will cede to the Company.
For proportional reinsurance contracts, the Company shares proportionally in both the premiums and losses of the cedant and pays the cedant a commission to cover the cedant’s acquisition costs. Gross premiums written are recognized on a quarterly basis as the underlying contracts incept over the term of the contract, based on estimates received from ceding companies. Management reviews these premium estimates on a quarterly basis and evaluates their reasonability in light of actual premiums reported by the cedants and brokers, supplemented by the Company’s own estimates based on experience and familiarity with each market.
As a result of this review process, any adjustments to premium estimates are recognized in the period in which they are determined. Changes in premium estimates could be material to gross premiums written in the period. Changes in premium estimates could also be material to net premiums earned in the period in which they are determined as any adjustment may be substantially or fully earned. Gross premiums written for proportional reinsurance contracts, including adjustments to premium estimates established in prior years, accounted for 19.0%, 18.1% and 16.9% of the Company’s gross premiums written for the years ended December 31, 2022, November 30, 2021 and 2020, respectively.
For excess of loss reinsurance contracts, the Company is typically exposed to loss events in excess of a predetermined dollar amount or loss ratio and receives a fixed or an initial minimum deposit premium. For excess of loss reinsurance contracts, minimum deposit premiums are generally considered to be the best estimate of premiums at the inception of the contract. The minimum deposit premium is typically adjusted at the end of the contract period to reflect changes in the underlying risks in force during the contract period. Any adjustments to minimum or deposit premiums are recognized in the period in which they are determined. Gross premiums written for excess of loss reinsurance contracts accounted for 24.0%, 25.1% and 27.4% of the Company’s gross premiums written for the years ended December 31, 2022, November 30, 2021 and 2020, respectively.
Many of the Company’s excess of loss reinsurance contracts also include provisions for automatic reinstatement of coverage in the event of a loss that has exhausted the initial amount of cover provided. Reinstatement premiums are recognized as written premium when a loss event occurs where coverage limits for the remaining life of the contract are reinstated under the contract.
Net Premiums Earned
Premiums are earned evenly over the period in which the Company is exposed to the underlying risk. Changes in circumstances subsequent to contract inception can impact the term of each earning period. For example, when exposure limits for a contract are reached, any associated unearned premiums are recognized as fully earned.
Fixed premium insurance policies and excess of loss reinsurance contracts are generally written on a “losses occurring” or “claims made” basis. Consequently, premiums are earned evenly over the contract term, which is typically 12 months.
Line slip or proportional insurance policies and proportional reinsurance contracts are generally written on a “risks attaching” basis, covering claims that relate to the underlying policies written during the terms of these contracts. As the underlying business incepts throughout the contract term which is typically one year, and the underlying business typically has a one-year coverage period, these premiums are generally earned over a 24-month period.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Ceded Reinsurance and Unpaid Losses and Loss Adjustment Expenses Recoverable
Overview
In the normal course of business, the Company seeks to reduce the potential amount of loss arising from claim events by reinsuring certain levels of risk with other reinsurers. On a consolidated basis, ceded premiums written represented 25.8%, 25.0% and 32.9% of gross premiums written for the years ended December 31, 2022, November 30, 2021 and 2020, respectively.
Ceded reinsurance contracts do not relieve the Company of its primary obligation to policyholders. In the event that the Company’s reinsurers are unable to meet their obligations under these reinsurance agreements or are able to successfully challenge losses ceded by the Company under the contracts, the Company will not be able to realize the full value of the unpaid losses and loss adjustment expense recoverable balance and will be liable for such defaulted amounts.
The Company enters into proportional or quota share treaties, whereby the Company cedes a portion of its premiums and losses related to a certain class or classes of business to a reinsurer, and into excess of loss or facultative reinsurance agreements, whereby the Company is reinsured for a specific event or exposure, often for amounts in excess of a predetermined dollar amount.
The Company’s reinsurance business also obtains reinsurance whereby another reinsurer contractually agrees to indemnify it for all or a portion of the reinsurance risks underwritten. Such arrangements, where one reinsurer provides reinsurance to another reinsurer, are usually referred to as retrocessional reinsurance arrangements and help to reduce exposure to large losses and manage risk. In addition, the Company’s reinsurance business participates in “common account” retrocessional arrangements for certain pro rata treaties. Such arrangements reduce the effect of individual or aggregate losses to all companies participating on such treaties, including the reinsurers and the ceding company.
On February 6, 2020, the Company entered into an LPT agreement, under which the insurance liabilities arising from certain casualty risks for the YOA 2016, 2017 and 2018 were retroceded to a third party in exchange for total premium of $72.1 million. This transaction was accounted for as retroactive reinsurance under which cumulative ceded losses exceeding the LPT premium are recognized as a deferred gain liability and amortized into income over the settlement period of the ceded reserves in proportion to cumulative losses collected over the estimated ultimate reinsurance recoverable. The amount of the deferral is recalculated each reporting period based on updated ultimate loss estimates. Consequently, cumulative adverse development subsequent to the signing of the LPT may result in significant losses from operations until periods when the deferred gain is recognized as a benefit to earnings.
Additionally, in 2021, the Company sponsored an industry loss index-triggered catastrophe bond through the issuance of Series 2020-1 Class A Principal-at-Risk Variable Rate Notes by Easton Re Pte, Ltd. (“Easton Re”). Easton Re provides the Company's operating platforms with multi-year risk transfer capacity of $150 million to protect against named storm and earthquake risk in the United States. The risk period for Easton Re is from January 1, 2021 to December 31, 2023.
Estimation Methodology
Amounts for unpaid losses and loss adjustment expenses recoverable from reinsurers are estimated in a manner consistent with the reserve for losses and loss adjustment expenses associated with the related assumed business and the contractual terms of the reinsurance agreement. Estimating unpaid losses and loss adjustment expenses recoverable can be more subjective than estimating the underlying reserve for losses and loss adjustment expenses, discussed above. In particular, unpaid losses and loss adjustment expenses recoverable may be affected by deemed inuring reinsurance, industry losses reported by various statistical reporting services, and the magnitude of the Company’s recorded IBNR reserves, amongst other factors. Amounts for unpaid losses and loss adjustment expenses recoverable are recorded as assets, predicated on the reinsurers’ ability to meet their obligations under the reinsurance agreements.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The majority of the balance that the Company has estimated and accrued as unpaid losses and loss adjustment expenses recoverable will not be due for collection until some point in the future. The amounts recoverable that will ultimately be collected are subject to uncertainty due to the ultimate ability and willingness of reinsurers to pay the Company’s claims at a future point in time, for reasons including insolvency or elective run-off, contractual dispute and various other reasons.
To help mitigate these risks, the Company maintains a list of approved reinsurers, performs credit risk assessments for potential new reinsurers, regularly monitors the financial condition of approved reinsurers with consideration for events which may have a material impact on their creditworthiness and monitors concentrations of credit risk. This assessment considers a wide range of individual attributes, including a review of the counterparty’s financial strength, industry position and other qualitative factors. If reinsurers do not meet certain specified requirements, they are required to provide the Company with collateral.
Fair Value of Investments
Fixed Maturity and Short-Term Investments Trading Portfolio
The Company elects the fair value option for all of the fixed maturity securities and short-term investments in its trading portfolio and certain other investments and recognizes the changes in net realized and unrealized gains (losses) on investments in its consolidated statements of operations.
The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the “exit price”). Instruments that the Company owns are marked to bid prices. Fair value measurements are not adjusted for transaction costs.
Fair value measurement accounting guidance also establishes a fair value hierarchy that prioritizes the inputs to the respective valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The three levels of the fair value hierarchy are:
•Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;
•Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and
•Level 3 – Inputs that are both significant to the fair value measurement and unobservable.
The Company’s fixed maturity and short-term investments trading portfolio are primarily priced using pricing services, such as index providers and pricing vendors, as well as broker quotations. In general, the pricing vendors provide pricing for a high volume of liquid securities that are actively traded. For securities that do not trade on an exchange, the pricing services generally utilize market data and other observable inputs in matrix pricing models to determine prices. Observable inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, bids, offers, reference data and industry and economic events. Index pricing generally relies on market traders as the primary source for pricing; however, models are also utilized to provide prices for all index eligible securities. The models use a variety of observable inputs such as benchmark yields, transactional data, dealer runs, broker-dealer quotes and corporate actions. Prices are generally verified using third party data. Securities which are priced by an index provider are generally included in the index. In general, broker-dealers value securities through their trading desks based on observable inputs. The methodologies used include mapping securities based on trade data, bids or offers, observed spreads, and performance on newly issued securities. Broker-dealers also determine valuations by observing secondary trading of similar securities. Prices obtained from broker quotations are considered non-binding; however, they are based on observable inputs and by observing secondary trading of similar securities obtained from active, non-distressed markets. The Company considers these Level 2 inputs as they are corroborated with other market observable inputs.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
All of the Company’s fixed maturities and short-term investments in its trading portfolio are considered to be valued using Level 2 inputs in the fair value hierarchy.
Goodwill and Intangible Assets
Intangible assets at June 30, 2023 include Lloyd’s syndicate capacity, coverholder and broker relationships, managing general agency contracts and insurance licenses, all arising from prior business acquisitions. Intangible assets with indefinite useful lives are not amortized. Intangible assets with a finite life are amortized over the estimated useful lives of the assets.
Indefinite lived intangible assets are tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. Finite lived intangible assets are reviewed for indicators of impairment on an annual basis or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable, and tested for impairment if appropriate.
If intangible assets are not recoverable from their undiscounted cash flows and deemed to be impaired, they are written down to their estimated fair value with a corresponding impairment expense recorded in the Company’s consolidated statement of operations. Based on our latest assessment, there was no impairment of its intangible assets of $88.8 million recorded at June 30, 2023.
Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination and is tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company had previously recorded goodwill in connection with the acquisition of PMA. In the years ended December 31, 2022 and November 30, 2021 and 2020, respectively, the Company recorded impairment charges of $24.1 million, $0.9 million and $Nil, respectively, primarily arising from the annual goodwill impairment assessment. In each of the six months ended June 30, 2023 and 2022, the Company recorded impairment charges of $Nil. As at each of June 30, 2023 and December 31, 2022, there was $Nil goodwill recorded on the balance sheet.
For further discussion on goodwill and intangible assets, see Notes 2(n), and 8 in the Consolidated Financial Statements.
Change in Year End
On January 17, 2022, the Company changed its fiscal year from November 30 to December 31. As a result, our comparative prior periods consist of the one-month transition period ended December 31, 2021, and the twelve-month periods from December 1, 2020 to November 30, 2021 and December 1, 2019 to November 30, 2020. The one-month transition period ended December 31, 2021 and the comparative one-month period ended December 31, 2020 are presented in our results of operations tables under the header “Change in Financial Year — Stub Period Results.”

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Consolidated Results of Operations
The following is a comparison of selected data for our consolidated results of operations for the years ended December 31, 2022 and November 30, 2021 and 2020 and book value per share and balance sheet data as at December 31, 2022 and November 30, 2021 and 2020.

	For the Years Ended
($ in thousands, except per share amounts)	December 31, 2022	November 30, 2021	November 30, 2020
Gross premiums written	$1,646,673	$1,446,551	$1,086,540
Net premiums written	$1,221,864	$1,085,428	$729,323
Net premiums earned	$1,143,714	$942,549	$707,461
Third party fee income(1)	11,631	21,022	15,625

Claims and Expenses
Losses and loss adjustment expenses	758,333	640,560	505,269
Acquisition costs	271,189	229,213	168,327
Other underwriting expenses(2)	157,540	149,822	126,869
Underwriting income (loss)(3)	(31,717)	(56,024)	(77,379)

Net realized and unrealized gains (losses) on investments	85,634	352,193	5,701
Net investment income (loss)(4)	(20,764)	(43,217)	(38,600)
Total realized and unrealized gains (losses) on investments and net investment income (loss)	64,870	308,976	(32,899)

Net gain on sale of equity method investment	6,991	54,557	—
Other income (loss), excluding third party fee income(1)	(315)	(11)	97
Net foreign exchange gains (losses)	6,137	6,442	(9,540)
Corporate expenses(2)	20,142	22,472	22,905
Impairment of goodwill	24,082	936	—
Amortization of intangible assets	12,832	13,431	12,489
Interest expense	15,741	14,897	18,910
Income tax expense	3,104	12,365	11,492
Net income (loss)	(29,935)	249,839	(185,517)
Net income (loss) attributable to non-controlling interest(5)	68,064	61,660	24,930
Net income (loss) attributable to common shareholders	$(97,999)	$188,179	$(210,447)
Diluted income (loss) per share attributable to common shareholders	$(0.95)	$1.82	$(2.05)

Key Ratios
Attritional loss ratio - current year	51.8%	51.1%	55.0%
Attritional loss ratio - prior year development	(0.3)%	(0.9)%	(3.5)%
Catastrophe loss ratio - current year	16.3%	15.7%	22.2%
Catastrophe loss ratio - prior year development	(1.5)%	2.1%	(2.3)%
Loss and loss adjustment expense ratio	66.3%	68.0%	71.4%
Acquisition cost ratio	23.7%	24.3%	23.8%
Other underwriting expense ratio	12.8%	13.7%	15.7%
Combined ratio	102.8%	106.0%	110.9%

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Return on average common shareholders' equity	(5.7)%	11.1%	(12.4)%

	As at
Book Value	December 31, 2022	November 30, 2021	November 30, 2020
Tangible book value per common share	$15.30	$16.29	$14.46
Change in tangible book value per common share	(4.1)%	12.7%	(11.9)%
Book value per common share	$16.14	$17.43	$15.58
Change in book value per common share	(5.6)%	11.9%	(11.6)%

Balance Sheet Data
Total assets	$5,818,965	$5,611,607	$4,905,363
Total shareholders' equity	$1,664,183	$1,787,445	$1,596,750
__________________
(1)Third party fee income is a non-GAAP financial measure as defined in Item 10(e) of SEC Regulation S-K. The reconciliation to other income (loss), the most comparable GAAP financial measure, also included other income (loss), excluding third party fee income of $(0.3) million for the year ended December 31, 2022 and less than $0.1 million in each of the years ended November 30, 2021, and 2020. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” for further details.
(2)Other underwriting expenses is a non-GAAP financial measure as defined in Item 10(e) of SEC Regulation S-K. The reconciliation to general and administrative expenses, the most comparable GAAP financial measure, also included corporate expenses of $20.1 million, $22.5 million, and $22.9 million for the years ended December 31, 2022 and November 30, 2021, and 2020, respectively. Refer to 'Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures' for further details.
(3)Underwriting income (loss) is a non-GAAP financial measure as defined in Item 10(e) of SEC Regulation S-K. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” for further details.
(4)Net investment income (loss) is presented net of investment management fees.
(5)Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Results of Operations —Corporate and Other” for further details.
The following significant items impacted the consolidated results of operations for the years ended December 31, 2022 and November 30, 2021 and 2020:
Gross premiums written Gross premiums written were $1.6 billion, $1.4 billion and $1.1 billion for the years ended December 31, 2022 and November 30, 2021 and 2020, respectively. The increase in gross premiums written in each successive year was primarily driven by expansion into additional classes, notably casualty insurance and reinsurance, increased participation on existing business and rate increases across multiple classes of business.
Underwriting results The combined ratio was 102.8% and 106.0% for the years ended December 31, 2022 and November 30, 2021, respectively. The decrease was primarily driven by a lower percentage contribution from catastrophe losses as described further below under “Impact of catastrophe events” and a decrease in our other underwriting expense ratio. The decrease in the combined ratio from 110.9% for the year ended November 30, 2020 to 106.0% for the year ended November 30, 2021 was driven by a lower percentage contribution from both current year attritional losses and catastrophe losses.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Losses and Loss Adjustment Expenses

($ in thousands)	Current year	% of net premiums earned	Prior year development	% of net premiums earned	Losses and loss adjustment expenses	% of net premiums earned
December 31, 2022
Attritional losses	$592,676	51.8%	$(3,216)	(0.3)%	$589,460	51.5%
Catastrophe losses	186,260	16.3%	(17,387)	(1.5)%	168,873	14.8%
Total	$778,936	68.1%	$(20,603)	(1.8)%	$758,333	66.3%

November 30, 2021
Attritional losses	$481,292	51.1%	$(8,126)	(0.9)%	$473,166	50.2%
Catastrophe losses	147,489	15.7%	19,905	2.1%	167,394	17.8%
Total	$628,781	66.8%	$11,779	1.2%	$640,560	68.0%

November 30, 2020
Attritional losses	$389,517	55.0%	$(24,859)	(3.5)%	$364,658	51.5%
Catastrophe losses	156,733	22.2%	(16,122)	(2.3)%	140,611	19.9%
Total	$546,250	77.2%	$(40,981)	(5.8)%	$505,269	71.4%
Attritional loss ratio - current year for the year ended December 31, 2022 was 51.8% compared to 51.1% for the year ended November 30, 2021, an increase of 0.7 percentage points. The modest increase is largely attributable to changes in business mix during 2022. The attritional loss ratio - current year for the year ended November 30, 2021 was 51.1% compared to 55.0% for the year ended November 30, 2020, a decrease of 3.9 percentage points. The higher attritional loss ratio for the year ended November 30, 2020, primarily related to higher losses in property classes of business.
Attritional loss ratio - prior year for the year ended December 31, 2022 was a favorable 0.3% compared to a favorable 0.9% for the year ended November 30, 2021, an increase of 0.6 percentage points. The increase was primarily driven by unfavorable prior year development in discontinued casualty classes in the Bermuda segment, partially offset by favorable development across all classes of business in the International segment. In addition, casualty business protected by the LPT benefited from favorable development of $5.1 million and $1.9 million in amortization of the associated deferred gain, for a total net positive earnings impact of $7.0 million. The attritional loss ratio - prior year for the year ended November 30, 2021 was a favorable 0.9% compared to a favorable 3.5% for the year ended November 30, 2020, an increase of 2.6 percentage points. The increase was primarily driven by lower favorable development across all classes of business in the year ended November 30, 2021. In addition, casualty business protected by the LPT experienced unfavorable development of $32.6 million, partially offset by $18.0 million in amortization of the associated deferred gain, for a total net negative earnings impact of $14.6 million. See “Critical Accounting Estimates—Ceded Reinsurance and Unpaid Losses and Loss Adjustment Expenses Recoverable” for further discussion of the LPT.
Impact of catastrophe events Catastrophe losses (current year and prior year development) were $168.9 million, $167.4 million and $140.6 million for the years ended December 31, 2022 and November 30, 2021 and 2020, respectively. Catastrophe losses for the year ended December 31, 2022 were driven by the Ukraine conflict ($79.6 million), Hurricane Ian ($77.5 million), Australian East Coast floods ($16.6 million), KwaZulu-Natal floods ($8.3 million), and Typhoon Nanmadol ($4.3 million), partially offset by favorable prior year development of $17.4 million. Catastrophe losses (current and prior year development) for the year ended November 30, 2021, were driven by Hurricane Ida ($67.9 million), the Bernd European floods ($38.1 million), Winter Storm Uri ($34.4 million), and COVID-19 ($7.1 million), in addition to unfavorable prior year development of $19.9 million. Catastrophe losses for the year ended November 30, 2020 were driven by COVID-19 ($76.3 million), the Midwest Derecho ($26.0 million), Hurricane Laura ($23.8 million), Hurricane Zeta ($11.8 million), Hurricane Sally ($10.7 million), and the

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Tennessee tornadoes ($8.2 million), partially offset by favorable prior year development of $16.1 million.
Total Realized and Unrealized Gains (Losses) on Investments and Net Investment Income (Loss)

	For the Years Ended
($ in thousands)	December 31, 2022	November 30, 2021	November 30, 2020
Total realized and unrealized gains (losses) on investments and net investment income (loss) - TSHF(1)	$145,237	$327,028	$(61,217)
Total realized and unrealized gains (losses) on investments and net investment income (loss) - other	(80,367)	(18,052)	28,318
	$64,870	$308,976	$(32,899)

Net income (loss) attributable to non-controlling interest - TSHF	$68,064	$61,660	$24,930
__________________
(1)Prior to non-controlling interest performance incentive allocation.
Total realized and unrealized gains (losses) on investments and net investment income (loss) - TSHF, prior to non-controlling interest, returned income of $145.2 million, $327.0 million and a loss of $61.2 million for the years ended December 31, 2022 and November 30, 2021 and 2020, respectively. This includes the fund's returns, net of investment management fees.
Total realized and unrealized gains (losses) on investments and net investment income (loss) - TSHF, net of non-controlling interest, returned income of $77.2 million, $265.4 million and a loss of $86.1 million for the years ended December 31, 2022 and November 30, 2021 and 2020, respectively. This includes the fund's returns, net of investment management fees and performance incentive allocations. The aggregate incentive allocation to which the investment manager is entitled is included in “Net income attributable to non-controlling interests” in our GAAP financial statements.
Two Sigma Hamilton Fund (“TSHF”) produced returns, net of investment management fees and performance incentive allocations, of 4.6%, 17.7% and (4.6%) for each of the years ended December 31, 2022 and November 30, 2021 and 2020, respectively.
TSHF, through its investments in Two Sigma Futures Portfolio, LLC (FTV), Two Sigma Spectrum Portfolio, LLC (STV) and Two Sigma Equity Spectrum Portfolio, LLC (ESTV), (together, the “Two Sigma Funds”), seeks to achieve absolute dollar-denominated returns on a substantial capital base, primarily by combining multiple hedged and leveraged systematic investment strategies with proprietary risk management and execution techniques. These systematic strategies include, but are not limited to, technical and statistically-based, fundamental-based, event-based, market condition-based and spread-based strategies as well as contributor-based and/or sentiment-based strategies and blended strategies. FTV primarily utilizes systematic strategies to gain broad macro exposure to FX, fixed income, equity and credit indices and commodities, predominantly by trading futures, spots, forwards, options, swaps, cash bonds and exchange traded products. STV primarily utilizes systematic strategies to trade U.S.-listed equity securities and related instruments and derivatives. ESTV primarily utilizes systematic strategies to trade non-U.S.-listed equity securities and related instruments and derivatives.
For the year ended December 31, 2022, TSHF received positive contributions from single name equities trading in STV which was partially offset by losses in macro-economic trading within FTV. Gains were led by U.S. single name equities in STV followed by non-U.S. equities in ESTV. In macro-economic activities, FTV delivered positive results from equities trading, which was outweighed by losses from fixed income trading, commodities trading, and currencies trading.
For the year ended November 30, 2021, TSHF was positive in each of the three underlying Two Sigma Funds. Gains were led by trading in FTV, followed by U.S. single name equities in STV, and then by non-U.S. equities in ESTV. In FTV, positive results were received from commodities and equities trading, which was partially offset by negative results from currencies and fixed income.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
For the year ended November 30, 2020, TSHF’s return was negative with losses driven by Macro trading in FTV, offset partially by gains in single name equities trading in STV and ESTV. Gains were led by U.S. single name equities, and then by non-U.S. equities. In FTV, the fund delivered negative results from fixed income, currencies, commodities and equities trading.
Total realized and unrealized gains (losses) on investments and net investment income (loss) - other, returned a loss of $80.4 million, $18.1 million and income of $28.3 million for the years ended December 31, 2022 and November 30, 2021 and 2020, respectively. This is primarily comprised of returns on our fixed maturity securities trading portfolio.
During the year ended December 31, 2022, the negative mark-to market impact of rising interest rates and other macroeconomic factors offset investment yield, giving rise to non-credit related net investment losses. During the year ended November 30, 2021, there was a net loss on the fixed maturity securities trading portfolio due to the negative mark-to-market impact of rising interest rates. During the year ended November 30, 2020, positive net investment income was earned on the fixed maturities portfolio primarily related to decreasing interest rates. The years ended November 30, 2021 and 2020 were also impacted by a loss on equity method investment of $7.3 million and $9.0 million, respectively, related to our interest in Attune, recorded under the equity method of accounting, prior to its sale on September 20, 2021.
Net gain on sale of equity method investment On September 20, 2021, a purchaser acquired Attune, a joint venture in which the Company had a one-third interest. Proceeds of sale were settled on closing, and the net gain on sale of equity method investment of $54.6 million was recorded in the statement of operations for the year ended November 30, 2021. In the year ended December 31, 2022, escrow funds of $7.0 million were received and recorded in the statement of operations, recognizing an incremental net gain on sale of equity method investment relating to the same transaction.
Impairment of goodwill In the years ended December 31, 2022, November 30, 2021 and 2020, the Company recorded impairment charges of $24.1 million, $0.9 million and $Nil, respectively, primarily arising from the annual goodwill impairment assessment. As at December 31, 2022 and November 30, 2021, there was $Nil and $24.9 million of goodwill recorded on the balance sheet.
Segment Information
We have determined our reportable business segments based on the information used by management in assessing performance and allocating resources to underwriting operations. We have identified two reportable business segments - International and Bermuda. Each of our identified reportable segments has a Chief Executive Officer who is responsible for the overall profitability of their segment and who regularly reports and is directly accountable to the chief operating decision maker: the Chief Executive Officer of the consolidated group.
We evaluate reportable segment performance based on their respective underwriting income or loss. Underwriting income or loss is calculated as net premiums earned less losses and loss adjustment expenses, acquisition costs, and other underwriting expenses (net of third party fee income). General and administrative expenses not incurred by the reportable segments are included in corporate and other expenses as part of the reconciliation of net underwriting income or loss to net income or loss attributable to common shareholders. As we do not manage our assets by reportable segment, investment income and assets are not allocated to reportable segments.
Our core business is underwriting and our underwriting results are reflected in our reportable segments: (1) International, which is comprised of property, specialty and casualty insurance and reinsurance classes of business originating from the Company’s London, Dublin, and Hamilton Select operations; and (2) Bermuda, which is comprised of property, specialty and casualty insurance and reinsurance classes of business originating from Hamilton Re Bermuda and Hamilton Re US and subsidiaries. We consider many factors, including the nature of each segment’s products, client types, production sources, distribution methods and the regulatory environment, in determining the aggregated operating segments.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Corporate includes net realized and unrealized gains (losses) on investments, net investment income (loss), net gain on sale of equity method investment, other income (loss) not incurred by the reportable segments, net foreign exchange gains (losses), general and administrative expenses not incurred by the reportable segments, impairment of goodwill, amortization of intangible assets, interest expense, and income tax expense (benefit).

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
International Segment

	For the Years Ended
($ in thousands)	December 31, 2022	November 30, 2021	November 30, 2020
Gross premiums written	$933,241	$892,292	$661,541
Net premiums written	$635,773	$640,816	$465,365
Net premiums earned	$623,047	$557,139	$416,957
Third party fee income	11,430	20,672	15,625

Claims and Expenses
Losses and loss adjustment expenses	335,484	352,859	271,447
Acquisition costs	170,571	154,969	110,266
Other underwriting expenses	108,239	112,055	95,434
Underwriting income (loss)	$20,183	$(42,072)	$(44,565)

Attritional losses - current year	$317,199	$280,922	$209,266
Attritional losses - prior year development	(29,800)	674	(7,856)
Catastrophe losses - current year	45,118	59,337	73,957
Catastrophe losses - prior year development	2,967	11,926	(3,920)
Losses and loss adjustment expenses	$335,484	$352,859	$271,447

Attritional loss ratio - current year	50.9%	50.4%	50.2%
Attritional loss ratio - prior year development	(4.8)%	0.1%	(1.9)%
Catastrophe loss ratio - current year	7.2%	10.7%	17.7%
Catastrophe loss ratio - prior year development	0.5%	2.1%	(0.9)%
Losses and loss adjustment expense ratio	53.8%	63.3%	65.1%
Acquisition cost ratio	27.4%	27.8%	26.4%
Other underwriting expense ratio	15.5%	16.4%	19.1%
Combined ratio	96.7%	107.5%	110.6%
Gross Premiums Written

	For the Years Ended
($ in thousands)	December 31, 2022	November 30, 2021	November 30, 2020
Property	$127,424	$197,471	$191,984
Casualty	463,397	323,192	185,636
Specialty	342,420	371,629	283,921
Total	$933,241	$892,292	$661,541
For the year ended December 31, 2022, gross premiums written increased by $40.9 million, or 4.6%, from $892.3 million for the year ended November 30, 2021 to $933.2 million for the year ended December 31, 2022, primarily driven by growth and improved pricing across most casualty and specialty insurance classes of business. This was partially offset by decreases in property reinsurance classes of business as a result of strategic withdrawals.
For the year ended November 30, 2021, gross premiums written increased by $230.8 million, or 34.9%, from $661.5 million for the year ended November 30, 2020 to $892.3 million for the year ended November 30, 2021, primarily driven by premium growth and improved pricing across most classes of business and an increase in business written through various distribution channels.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Net Premiums Earned

	For the Years Ended
($ in thousands)	December 31, 2022	November 30, 2021	November 30, 2020
Property	$111,134	$141,872	$95,366
Casualty	248,588	175,230	112,292
Specialty	263,325	240,037	209,299
Total	$623,047	$557,139	$416,957
For the year ended December 31, 2022, net premiums earned increased by $65.9 million, or 11.8%, from $557.1 million for the year ended November 30, 2021 to $623.0 million for the year ended December 31, 2022, reflecting growth in net premiums written on our casualty business, particularly for environmental and cyber books of business. We also saw growth in our specialty business driven by growth in fine art & specie and marine & energy books. This was partially offset by a decrease in our property reinsurance classes of business as a result of strategic withdrawals.
For the year ended November 30, 2021, net premiums earned increased by $140.2 million, or 33.6%, from $417.0 million for the year ended November 30, 2020 to $557.1 million for the year ended November 30, 2021, reflecting an increase in net premiums written on our property insurance and reinsurance business and growth in additional casualty classes of business including financial lines, professional lines and cyber.
Third Party Fee Income

	For the Years Ended
($ in thousands)	December 31, 2022	November 30, 2021	November 30, 2020
Third party fee income	$11,430	$20,672	$15,625
Third party fee income is primarily comprised of fees earned by the International segment for management services provided to third party syndicates and consortia. In both instances, the Company charges a fee to third parties and recognizes fee income in line with the provision of services to which the fees relate. Consortium fees may also include a profit commission.
Third party fee income of $11.4 million for the year ended December 31, 2022 decreased by $9.2 million, or 44.7%, compared to $20.7 million for the year ended November 30, 2021. The decrease was primarily comprised of $3.7 million related to a reduction in the number of third party syndicates under management, $1.4 million related to a decrease in consortium fees and an aggregate decrease of $4.7 million in one-off or discontinued fees relating to projects with a finite term.
Third party fee income of $20.7 million for the year ended November 30, 2021 increased by $5.0 million, or 32.3%, compared to $15.6 million for the year ended November 30, 2020. The increase was primarily driven by $4.0 million of additional income for one-off fees relating to projects with a finite term, $2.6 million of additional consortium fees, partially offset by a reduction in third party management fees.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Losses and Loss Adjustment Expenses

($ in thousands)	Current year	% of net premiums earned	Prior year development	% of net premiums earned	Losses and loss adjustment expenses	% of net premiums earned
December 31, 2022
Attritional losses	$317,199	50.9%	$(29,800)	(4.8)%	$287,399	46.1%
Catastrophe losses	45,118	7.2%	2,967	0.5%	48,085	7.7%
Total	$362,317	58.1%	$(26,833)	(4.3)%	$335,484	53.8%

November 30, 2021
Attritional losses	$280,922	50.4%	$674	0.1%	$281,596	50.5%
Catastrophe losses	59,337	10.7%	11,926	2.1%	71,263	12.8%
Total	$340,259	61.1%	$12,600	2.2%	$352,859	63.3%

November 30, 2020
Attritional losses	$209,266	50.2%	$(7,856)	(1.9)%	$201,410	48.3%
Catastrophe losses	73,957	17.7%	(3,920)	(0.9)%	70,037	16.8%
Total	$283,223	67.9%	$(11,776)	(2.8)%	$271,447	65.1%
Year Ended December 31, 2022 versus Year Ended November 30, 2021
The loss ratio for the year ended December 31, 2022 was 53.8%, compared to 63.3% for the year ended November 30, 2021, a decrease of 9.5 percentage points. The decrease was driven by favorable prior year development on attritional losses and a lower level of catastrophe losses.
The attritional loss ratio - current year for the year ended December 31, 2022 was 50.9% compared to 50.4% for the year ended November 30, 2021, an increase of 0.5 percentage points. The modest increase in the current year attritional loss ratio primarily arose from changes in business mix.
The attritional loss ratio - prior year for the year ended December 31, 2022 was a favorable 4.8% compared to an unfavorable 0.1% for the year ended November 30, 2021, a decrease of 4.9 percentage points. We experienced favorable prior year development for the year ended December 31, 2022 of $29.8 million across most classes of business. In addition, casualty business protected by the LPT benefited from favorable development of $5.1 million and $1.9 million in amortization of the associated deferred gain, for a total net positive earnings impact of $7.0 million. This compared to unfavorable prior year development for the year ended November 30, 2021 of $0.7 million, primarily driven by casualty business protected by the LPT, which experienced unfavorable development of $32.6 million, partially offset by $18.0 million in amortization of the associated deferred gain (for a total net negative earnings impact of $14.6 million) and favorable prior year development on the remainder of the book of business. See “Critical Accounting Estimates—Ceded Reinsurance and Unpaid Losses and Loss Adjustment Expenses Recoverable” for further discussion of the LPT.
Catastrophe losses - current year and prior year of $48.1 million for the year ended December 31, 2022 were primarily driven by the Ukraine conflict ($22.5 million), Hurricane Ian ($15.3 million), the KwaZulu-Natal floods ($4.6 million), and the Australian East Coast floods ($2.7 million), in addition to unfavorable prior year development of $3.0 million. Catastrophe losses - current year and prior year of $71.3 million for the year ended November 30, 2021 were primarily driven by Hurricane Ida ($32.3 million), Winter Storm Uri ($13.5 million), COVID-19 ($7.1 million), and the Bernd European Floods ($6.4 million), in addition to unfavorable prior year development of $11.9 million.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Year Ended November 30, 2021 versus Year Ended November 30, 2020
The loss ratio for the year ended November 30, 2021 was 63.3%, compared to 65.1% for the year ended November 30, 2020, a decrease of 1.8 percentage points. The decrease was primarily driven by a lower catastrophe loss percentage, partially offset by unfavorable prior year development on attritional losses.
The attritional loss ratio - current year for the year ended November 30, 2021 was 50.4% compared to 50.2% for the year ended November 30, 2020, an increase of 0.2 percentage points. The modest increase in the current year attritional loss ratio resulted from certain specific losses, partially offset by the positive impact from remediation efforts undertaken in certain property classes of business.
The attritional loss ratio - prior year for the year ended November 30, 2021 was an unfavorable 0.1% compared to a favorable 1.9% for the year ended November 30, 2020, an increase of 2.0 percentage points. The increase in the year ended November 30, 2021 was driven by lower level of favorable prior year development in property classes of business and unfavorable development of $14.6 million on our casualty business protected by the LPT. This compared to favorable prior year development for the year ended November 30, 2020 of $7.9 million, primarily driven by favorable development in casualty insurance classes of business. See “Critical Accounting Estimates—Ceded Reinsurance and Unpaid Losses and Loss Adjustment Expenses Recoverable” for further discussion of the LPT.
Catastrophe losses - current year and prior year of $71.3 million for the year ended November 30, 2021 were primarily driven by Hurricane Ida ($32.3 million), Winter Storm Uri ($13.5 million), COVID-19 ($7.1 million), and the Bernd European Floods ($6.4 million), in addition to unfavorable prior year development of $11.9 million. Catastrophe losses - current year and prior year development of $70.0 million in the year ended November 30, 2020, were primarily driven by COVID-19 ($34.0 million), the Midwest Derecho ($10.7 million), Hurricane Laura ($10.6 million), Hurricane Zeta ($9.6 million), Hurricane Sally ($7.0 million) and the Tennessee tornadoes ($2.1 million), partially offset by favorable prior year development of $3.9 million.
Acquisition Costs

	For the Years Ended
	Acquisition Costs			% of Net Premiums Earned
($ in thousands)	December 31, 2022	November 30, 2021	November 30, 2020	December 31, 2022	November 30, 2021	November 30, 2020	'22 vs '21 point Δ	'21 vs '20 point Δ
Property	$39,606	$48,697	$25,611	35.6%	34.3%	26.9%	1.3	7.4
Casualty	53,768	43,084	29,558	21.6%	24.6%	26.3%	(3.0)	(1.7)
Specialty	77,197	63,188	55,097	29.3%	26.3%	26.3%	3.0	—
Total	$170,571	$154,969	$110,266	27.4%	27.8%	26.4%	(0.4)	1.4
For the year ended December 31, 2022, the acquisition cost ratio was 27.4%, compared to 27.8% for the year ended November 30, 2021, a decrease of 0.4 percentage points. The modest decrease was primarily driven by changes in the mix of business.
For the year ended November 30, 2021, the acquisition cost ratio was 27.8% compared to 26.4% for the year ended November 30, 2020, an increase of 1.4 percentage points. The increase was primarily driven by reinstatement premiums paid on catastrophe impacted property classes of business.
Other Underwriting Expenses and Other Underwriting Expense Ratios

	For the Years Ended
($ in thousands)	December 31, 2022	November 30, 2021	November 30, 2020
Other underwriting expenses	$108,239	$112,055	$95,434
Other underwriting expense ratio	15.5%	16.4%	19.1%

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Other underwriting expenses are general and administrative costs incurred by our reportable segments.
Other underwriting expenses were $108.2 million for the year ended December 31, 2022, a decrease of $3.8 million, or 3.4%, compared to $112.1 million for the year ended November 30, 2021. The decrease was primarily driven by a reduction in professional service fees and technology costs related to systems implementation and integration, as consulting fees declined with the completion of various projects.
Other underwriting expenses were $112.1 million for the year ended November 30, 2021, an increase of $16.6 million, or 17.4%, compared to $95.4 million for the year ended November 30, 2020. The increase was primarily driven by an increased headcount as we built out additional underwriting teams supporting the corresponding increase in premium volume and technology costs related to systems implementation and integration.
The other underwriting expense ratios for the years ended December 31, 2022, November 30, 2021, and November 30, 2020 decreased over the same period at 15.5%, 16.4% and 19.1%, as a result of the growth in premium base and our continued focus on expense management.
Bermuda Segment

	For the Years Ended
($ in thousands)	December 31, 2022	November 30, 2021	November 30, 2020
Gross premiums written	$713,432	$554,259	$424,999
Net premiums written	$586,091	$444,612	$263,958
Net premiums earned	$520,667	$385,410	$290,504
Third party fee income	201	350	—

Claims and Expenses
Losses and loss adjustment expenses	422,849	287,701	233,822
Acquisition costs	100,618	74,244	58,061
Other underwriting expenses	49,301	37,767	31,435
Underwriting income (loss)	$(51,900)	$(13,952)	$(32,814)

Attritional losses - current year	$275,477	$200,370	$180,251
Attritional losses - prior year development	26,584	(8,800)	(17,003)
Catastrophe losses - current year	141,142	88,152	82,776
Catastrophe losses - prior year development	(20,354)	7,979	(12,202)
Losses and loss adjustment expenses	$422,849	$287,701	$233,822

Attritional loss ratio - current year	52.9%	52.0%	62.0%
Attritional loss ratio - prior year development	5.1%	(2.3)%	(5.9)%
Catastrophe loss ratio - current year	27.1%	22.8%	28.6%
Catastrophe loss ratio - prior year development	(3.9)%	2.1%	(4.2)%
Losses and loss adjustment expense ratio	81.2%	74.6%	80.5%
Acquisition cost ratio	19.3%	19.3%	20.0%
Other underwriting expense ratio	9.4%	9.7%	10.8%
Combined ratio	109.9%	103.6%	111.3%

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Gross Premiums Written

	For the Years Ended
($ in thousands)	December 31, 2022	November 30, 2021	November 30, 2020
Property	$309,051	$281,795	$227,325
Casualty	262,795	154,927	116,155
Specialty	141,586	117,537	81,519
Total	$713,432	$554,259	$424,999
For the year ended December 31, 2022, gross premiums written increased by $159.2 million, or 28.7%, from $554.3 million for the year ended November 30, 2021 to $713.4 million for the year ended December 31, 2022. The increase was primarily driven by volume growth and rate increases in casualty reinsurance classes of business.
For the year ended November 30, 2021, gross premiums written increased by $129.3 million or 30.4% from $425.0 million for the year ended November 30, 2020 to $554.3 million for the year ended November 30, 2021. The increase was primarily driven by increases in each of the property, casualty and specialty reinsurance classes of business, largely due to expansion into new classes of business and distribution channels, improved pricing, additional participation on select targets, and strategic portfolio restructuring activities.
Net Premiums Earned

	For the Years Ended
($ in thousands)	December 31, 2022	November 30, 2021	November 30, 2020
Property	$233,426	$196,258	$108,689
Casualty	175,647	95,271	109,886
Specialty	111,594	93,881	71,929
Total	$520,667	$385,410	$290,504
For the year ended December 31, 2022, the Bermuda segment's net premiums earned increased by $135.3 million, or 35.1% from $385.4 million for the year ended November 30, 2021 to $520.7 million for the year ended December 31, 2022, reflecting increases in casualty reinsurance classes of business including professional liability, general liability and umbrella & excess casualty. We also saw additional business and a hardening market in our property classes.
For the year ended November 30, 2021, the Bermuda segment's net premiums earned increased by $94.9 million, or 32.7%, from $290.5 million for the year ended November 30, 2020 to $385.4 million for the year ended November 30, 2021. The increase reflected $53.1 million of new business on our property reinsurance and casualty reinsurance classes including professional liability, general liability and umbrella & excess casualty and a higher contribution of gross premiums earned from current and prior underwriting years on our specialty class.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Losses and Loss Adjustment Expenses

($ in thousands)	Current year	% of net premiums earned	Prior year development	% of net premiums earned	Losses and loss adjustment expenses	% of net premiums earned
December 31, 2022
Attritional losses	$275,477	52.9%	$26,584	5.1%	$302,061	58.0%
Catastrophe losses	141,142	27.1%	(20,354)	(3.9)%	120,788	23.2%
Total	$416,619	80.0%	$6,230	1.2%	$422,849	81.2%

November 30, 2021
Attritional losses	$200,370	52.0%	$(8,800)	(2.3)%	$191,570	49.7%
Catastrophe losses	88,152	22.8%	7,979	2.1%	96,131	24.9%
Total	$288,522	74.8%	$(821)	(0.2)%	$287,701	74.6%

November 30, 2020
Attritional losses	$180,251	62.0%	$(17,003)	(5.9)%	$163,248	56.1%
Catastrophe losses	82,776	28.6%	(12,202)	(4.2)%	70,574	24.4%
Total	$263,027	90.6%	$(29,205)	(10.1)%	$233,822	80.5%
Year Ended December 31, 2022 versus Year Ended November 30, 2021
The loss ratio for the year ended December 31, 2022 was 81.2%, compared to 74.6% for the year ended November 30, 2021, an increase of 6.6 percentage points. The increase was primarily driven by unfavorable attritional prior year development on discontinued classes of business.
The attritional loss ratio - current year for the year ended December 31, 2022 was 52.9% compared to 52.0% for the year ended November 30, 2021, an increase of 0.9 percentage points. The modest increase in the current year attritional loss ratio primarily arose from a greater relative volume of casualty business, which has a relatively higher attritional loss ratio but lower volatility, compared to other classes of business.
The attritional loss ratio - prior year for the year ended December 31, 2022 was an unfavorable 5.1% compared to a favorable 2.3% for the year ended November 30, 2021, an increase of 7.4 percentage points. We experienced unfavorable prior year development for the year ended December 31, 2022 of $26.6 million, primarily driven by unfavorable prior year reserve development across discontinued casualty classes of business. This compared to favorable attritional loss prior year development for the year ended November 30, 2021 of $8.8 million, primarily driven by favorable prior year reserve development in specialty and property classes of business.
Catastrophe losses - current year and prior year of $120.8 million for the year ended December 31, 2022 were primarily driven by Hurricane Ian ($62.2 million), the Ukraine conflict ($57.1 million), Australian East Coast floods ($13.9 million), Typhoon Nanmadol ($4.3 million) and KwaZulu-Natal floods ($3.7 million), partially offset by favorable prior year development of $20.4 million. Catastrophe losses - current year and prior year of $96.1 million for the year ended November 30, 2021 were primarily driven by Hurricane Ida ($35.6 million), the Bernd European floods ($31.7 million), and Winter Storm Uri ($20.9 million), in addition to unfavorable prior year development of $8.0 million.
Year Ended November 30, 2021 versus Year Ended November 30, 2020
The loss ratio for the year ended November 30, 2021 was 74.6%, compared to 80.5% for the year ended November 30, 2020, a decrease of 5.9 percentage points. The decrease was primarily driven by a lower current year attritional loss ratio of 52.0% for the year ended November 30, 2021, compared to 62.0% for the year ended November 30, 2020.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The attritional loss ratio - current year for the year ended November 30, 2021 was 52.0% compared to 62.0% for the year ended November 30, 2020, a decrease of 10.0 percentage points. The higher attritional loss ratio - current year for the year ended November 30, 2020 primarily related to losses in property classes of business.
The attritional loss ratio - prior year for the year ended November 30, 2021 was a favorable 2.3% compared to a favorable 5.9% for the year ended November 30, 2020, an increase of 3.6 percentage points. Favorable development for the year ended November 30, 2021 of $8.8 million primarily related to loss reserve releases in the specialty and property classes of business, partially offset by unfavorable development on casualty classes of business. This compared to favorable prior year development for the year ended November 30, 2020 of $17.0 million, which was also primarily driven by favorable prior year reserve development in specialty and property classes of business.
Catastrophe losses - current year and prior year of $96.1 million for the year ended November 30, 2021 were primarily driven by Hurricane Ida ($35.6 million), the Bernd European floods ($31.7 million), and Winter Storm Uri ($20.9 million), in addition to unfavorable prior year development of $8.0 million. Catastrophe losses of $70.6 million for the year ended November 30, 2020 were driven by COVID-19 ($42.3 million), the Midwest Derecho ($15.3 million), Hurricane Laura ($13.2 million), the Tennessee tornadoes ($6.1 million), Hurricane Sally ($3.7 million) and Hurricane Zeta ($2.2 million), partially offset by favorable prior year development of $12.2 million.
Acquisition Costs

	For the Years Ended
	Acquisition Costs			% of Net Premiums Earned
($ in thousands)	December 31, 2022	November 30, 2021	November 30, 2020	December 31, 2022	November 30, 2021	November 30, 2020	'22 vs '21 point Δ	'21 vs '20 point Δ
Property	$36,686	$28,303	$16,187	15.7%	14.4%	14.9%	1.3	(0.5)
Casualty	35,643	11,431	20,556	20.3%	12.0%	18.7%	8.3	(6.7)
Specialty	28,289	34,510	21,318	25.3%	36.8%	29.6%	(11.5)	7.2
Total	$100,618	$74,244	$58,061	19.3%	19.3%	20.0%	—	(0.7)
For the year ended December 31, 2022, the acquisition cost ratio remained flat at 19.3%, compared to 19.3% for the year ended November 30, 2021, reflecting offsetting factors, such as a change in the mix of business and the impact of reinstatement premiums.
For the year ended November 30, 2021, the acquisition cost ratio was 19.3% compared to 20.0% for the year ended November 30, 2020, a decrease of 0.7 percentage points, reflecting the change in business mix year-on-year.
Other Underwriting Expenses and Other Underwriting Expense Ratios

	For the Years Ended
($ in thousands)	December 31, 2022	November 30, 2021	November 30, 2020
Other underwriting expenses	$49,301	$37,767	$31,435
Other underwriting expense ratio	9.4%	9.7%	10.8%
Other underwriting expenses are general and administrative costs incurred by our reportable segments.
Other underwriting expenses increased, by $11.5 million or 30.5%, and $6.3 million or 20.2%, respectively, over the years ended December 31, 2022 and November 30, 2021 and 2020 as a result of additional headcount supporting the increase in premium volume driven by our expansion into new classes of business.
The other underwriting expense ratios for the years ended December 31, 2022 and November 30, 2021 and 2020 decreased over the same period at 9.4%, 9.7% and 10.8%, as a result of the growth in premium base and our continued focus on expense management.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Corporate and Other
Total realized and unrealized gains (losses) on investments and net investment income (loss)
The components of total realized and unrealized gains (losses) on investments and net investment income (loss) are as follows:

	For the Years Ended
($ in thousands)	December 31, 2022	November 30, 2021	November 30, 2020
Total realized and unrealized gains (losses) on investments and net investment income (loss) - TSHF(1)	$145,237	$327,028	$(61,217)
Total realized and unrealized gains (losses) on investments and net investment income (loss) - other	(80,367)	(18,052)	28,318
	$64,870	$308,976	$(32,899)

Net income (loss) attributable to non-controlling interest - TSHF	$68,064	$61,660	$24,930
__________________
(1)Prior to non-controlling interest performance incentive allocation.
Total realized and unrealized gains (losses) on investments and net investment income (loss) - TSHF, prior to non-controlling interest, returned income of $145.2 million, $327.0 million and a loss of $61.2 million for the years ended December 31, 2022 and November 30, 2021 and 2020, respectively. This includes the fund's returns, net of investment management fees.
Total realized and unrealized gains (losses) on investments and net investment income (loss) - TSHF, net of non-controlling interest, returned income of $77.2 million, $265.4 million and a loss of $86.1 million for the years ended December 31, 2022 and November 30, 2021 and 2020, respectively. This includes the fund's returns, net of investment management fees and performance incentive allocations. The aggregate incentive allocation to which the investment manager is entitled is included in “Net income attributable to non-controlling interests” in our GAAP financial statements.
Two Sigma Hamilton Fund produced returns, net of investment management fees and performance incentive allocations, of 4.6%, 17.7% and (4.6%) for each of the years ended December 31, 2022 and November 30, 2021 and 2020, respectively.
For the year ended December 31, 2022, TSHF received positive contributions from single name equities trading in STV which was partially offset by losses in macro-economic trading within FTV. Gains were led by U.S. single name equities in STV followed by non-U.S. equities in ESTV. In macro-economic activities, FTV delivered positive results from equities trading, which was outweighed by losses from fixed income trading, commodities trading, and currencies trading.
For the year ended November 30, 2021, TSHF was positive in each of the three underlying Two Sigma Funds. Gains were led by trading in FTV, followed by U.S. single name equities in STV, and then by non-U.S. equities in ESTV. In FTV, positive results were received from commodities and equities trading, which was partially offset by negative results from currencies and fixed income.
For the year ended November 30, 2020, TSHF’s return was negative with losses driven by Macro trading in FTV, offset partially by gains in single name equities trading in STV and ESTV. Gains were led by U.S. single name equities, and then by non-U.S. equities. In FTV, the fund delivered negative results from fixed income, currencies, commodities and equities trading. Total realized and unrealized gains (losses) on investments and net investment income (loss) - other, returned a loss of $80.4 million, $18.1 million and income of $28.3 million for the years ended December 31, 2022 and November 30, 2021 and 2020, respectively. This is primarily comprised of returns on our fixed maturity securities trading portfolio.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
During the year ended December 31, 2022, the negative mark-to-market impact of rising interest rates and other macroeconomic factors offset investment yield, giving rise to non-credit related net investment losses. During the year ended November 30, 2021, there was a net loss on the fixed maturity securities trading portfolio due to the negative mark-to-market impact of rising interest rates. During the year ended November 30, 2020, positive net investment income was earned on the fixed maturities portfolio primarily related to decreasing interest rates. The years ended November 30, 2021 and 2020 were also impacted by a loss on equity method investment of $7.3 million and $9.0 million, respectively, related to our interest in Attune, recorded under the equity method of accounting, prior to its sale on September 20, 2021.
Net Gain on Sale of Equity Method Investment

	For the Years Ended
($ in thousands)	December 31, 2022	November 30, 2021	November 30, 2020
Net gain on sale of equity method investment	$6,991	$54,557	$—
On September 20, 2021, a purchaser acquired Attune, a joint venture in which the Company had a one-third interest. Proceeds of sale were settled on closing, and the net gain on sale of equity method investment of $54.6 million was recorded in the statement of operations for the year ended November 30, 2021. In the year ended December 31, 2022, escrow funds of $7.0 million were received and recorded in the statement of operations, recognizing an incremental net gain on sale of equity method investment relating to the same transaction.
Other Income (Loss)

	For the Years Ended
($ in thousands)	December 31, 2022	November 30, 2021	November 30, 2020
Other income (loss), excluding third party fee income	$(315)	$(11)	$97
Other income (loss), excluding third party fee income, consists of varying insignificant items in each period.
Net Foreign Exchange Gains (Losses)

	For the Years Ended
($ in thousands)	December 31, 2022	November 30, 2021	November 30, 2020
Net foreign exchange gains (losses)	$6,137	$6,442	$(9,540)
Our functional currency is the U.S. dollar. We may conduct routine underwriting operations or invest a portion of our cash and other investable assets in currencies other than U.S. dollars. Consequently, we may incur foreign exchange gains and losses in our results of operations.
Foreign exchange gains for the years ended December 31, 2022 and November 30, 2021 of $6.1 million and $6.4 million, respectively, primarily arose from the strengthening of the U.S. dollar against the British pound, Euro and Yen. Foreign exchange losses for the year ended November 30, 2020 of $9.5 million primarily arose from the weakening of the U.S. dollar against the same currencies.
Corporate Expenses

	For the Years Ended
($ in thousands)	December 31, 2022	November 30, 2021	November 30, 2020
Corporate expenses	$20,142	$22,472	$22,905
Corporate expenses are general and administrative costs incurred outside of our reportable segments. We may periodically reassess allocations between corporate and other underwriting expenses to better reflect the nature of the

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
underlying expense. Corporate expenses for the years ended December 31, 2022 and November 30, 2021 and 2020 of $20.1 million, $22.5 million and $22.9 million, respectively, primarily consist of certain executive and Board compensation costs and professional fees.
Impairment of Goodwill

	For the Years Ended
($ in thousands)	December 31, 2022	November 30, 2021	November 30, 2020
Impairment of goodwill	$24,082	$936	$—
In the years ended December 31, 2022, November 30, 2021 and 2020, the Company recorded impairment charges of $24.1 million, $0.9 million and $Nil, respectively, primarily arising from the annual goodwill impairment assessment. As at December 31, 2022 and November 30, 2021, there was $Nil and $24.9 million of goodwill recorded on the balance sheet.
Amortization of Intangible Assets

	For the Years Ended
($ in thousands)	December 31, 2022	November 30, 2021	November 30, 2020
Amortization of intangible assets	$12,832	$13,431	$12,489
Amortization of intangible assets of $12.8 million, $13.4 million and $12.5 million, for the years ended December 31, 2022 and November 30, 2021 and 2020, respectively, relates to internally developed software and intangible assets acquired in a business combination. The intangible assets acquired in a business combination represent the excess of the purchase price over the acquired net assets that was allocated to coverholder and broker relationships, value of business acquired and MGA contracts at the acquisition date and is subsequently being amortized over their estimated useful lives.
Interest Expense

	For the Years Ended
($ in thousands)	December 31, 2022	November 30, 2021	November 30, 2020
Interest expense	$15,741	$14,897	$18,910
Interest expense of $15.7 million, $14.9 million and $18.9 million for the years ended December 31, 2022 and November 30, 2021 and 2020, respectively, relates to interest payments and certain administrative fees associated with our term loan and letter of credit facilities. The higher interest expense in the year ended November 30, 2020 also included incremental interest costs associated with our temporary draw-down of $100.0 million under our revolving letter of credit facility in the initial stages of the COVID-19 pandemic.
Income Tax Expense

	For the Years Ended
($ in thousands)	December 31, 2022	November 30, 2021	November 30, 2020
Income tax expense	$3,104	$12,365	$11,492
The Company's subsidiaries and branches operate in jurisdictions that are subject to tax, specifically, the United Kingdom, Ireland and the United States. Our Bermuda domiciled subsidiaries are not subject to Bermuda income tax under current Bermuda law. Our effective income tax rate may therefore fluctuate significantly, depending on the relative contribution of each jurisdiction to pre-tax income or loss within the Company in any given period. In addition, certain of our taxable jurisdictions currently benefit from historical net operating losses and, for income tax purposes, are able to offset these against current period operating income. Tax expense of $3.1 million, $12.4

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
million and $11.5 million for the years ended December 31, 2022 and November 30, 2021 and 2020, respectively, primarily relates to withholding taxes on investment income from Two Sigma Hamilton Fund.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Change in Financial Year — Stub Period Results
The following is a comparison of selected data for our consolidated results of operations for the one month periods ended December 31, 2021 and 2020 and book value per share and balance sheet data as at December 31, 2021 and 2020.

	For the One Month Ended
($ in thousands, except per share amounts)	December 31, 2021	December 31, 2020
Gross premiums written	$121,813	$88,521
Net premiums written	$97,921	$74,126
Net premiums earned	$98,631	$67,498
Third party fee income	1,349	1,849

Claims and Expenses
Losses and loss adjustment expenses	56,650	44,925
Acquisition costs	23,992	17,534
Other underwriting expenses	13,857	12,107
Underwriting income (loss)	$5,481	$(5,219)

Net realized and unrealized gains (losses) on investments	(33,526)	91,813
Net investment income (loss)	(3,222)	(4,570)
Total realized and unrealized gains (losses) on investments and net investment income (loss)	$(36,748)	$87,243

Net income (loss)	(35,890)	78,616
Net income (loss) attributable to non-controlling interest	(3)	15,195
Net income (loss) available to common shareholders	$(35,887)	$63,421
Diluted income (loss) per share attributable to common shareholders	$(0.35)	$0.61

Key Ratios
Attritional loss ratio - current year	48.0%	42.5%
Attritional loss ratio - prior year development	—%	—%
Catastrophe loss ratio - current year	9.4%	—%
Catastrophe loss ratio - prior year development	—%	24.0%
Loss and loss adjustment expense ratio	57.4%	66.5%
Acquisition cost ratio	24.3%	26.0%
Other underwriting expense ratio	12.7%	15.2%
Combined ratio	94.4%	107.7%

Return on average common shareholders' equity	(2.0)%	3.9%

	As at
Book Value	December 31, 2021	December 31, 2020
Tangible book value per common share	$15.95	$15.11
Book value per common share	$17.09	$16.23

Balance Sheet Data
Total assets	$5,442,674	$4,858,096
Total shareholders' equity	$1,752,601	$1,660,949

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The following significant items impacted the consolidated results of operations for the one-month periods ended December 31, 2021 and 2020:
Gross premiums written Gross premiums written were $121.8 million and $88.5 million for the one month ended December 31, 2021 and 2020, respectively. The increase in gross premiums written for the one month ended December 31, 2022 and November 30, 2021 was primarily driven by expansion into additional classes, increased participation on existing business and rate increases across multiple classes of business.
Underwriting results The combined ratio was 94.4% and 107.7% for the one month ended December 31, 2021 and December 31, 2020, respectively. The decrease was primarily driven by a lower level of catastrophe losses and a decrease in our other underwriting expense ratio.

($ in thousands)	Current year	% of net premiums earned	Prior year development	% of net premiums earned	Losses and loss adjustment expenses	% of net premiums earned
December 31, 2021
Attritional losses	$47,327	48.0%	$—	—%	$47,327	48.0%
Catastrophe losses	9,323	9.4%	—	—%	9,323	9.4%
Total	$56,650	57.4%	$—	—%	$56,650	57.4%

December 31, 2020
Attritional losses	$28,698	42.5%	$—	—%	$28,698	42.5%
Catastrophe losses	—	—%	16,227	24.0%	16,227	24.0%
Total	$28,698	42.5%	$16,227	24.0%	$44,925	66.5%
The loss ratio for the month ended December 31, 2021 was 57.4%, compared to 66.5% for the month ended December 31, 2020, a decrease of 9.1 percentage points. The decrease was primarily driven by a lower level of catastrophe losses, partially offset by a higher level of current year attritional losses.
Catastrophe losses - current year and prior year of $9.3 million for the month ended December 31, 2021 were primarily driven by windstorm event PCS 2176 ($7.9 million) and COVID-19 ($1.5 million). Catastrophe losses - current year and prior year of $16.2 million for the month ended December 31, 2020 were primarily driven by Hurricanes Laura, Sally and Zeta ($16.0 million).
Total realized and unrealized gains (losses) on investments and net investment income (loss) consisted of a loss of $36.7 million and income of $87.2 million for the one month ended December 31, 2021 and 2020, respectively.
Two Sigma Hamilton Fund produced returns, net of investment management fees and performance incentive allocations, of (2.1%) and 4.3% for the one month ended December 31, 2021 and 2020, respectively.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Consolidated Interim Results of Operations
The following is a comparison of selected data for our consolidated results of operations for the six months ended June 30, 2023 and 2022 and book value per share and balance sheet data as at June 30, 2023 and 2022.

	For the Six Months Ended
($ in thousands, except per share amounts)	June 30, 2023	June 30, 2022
Gross premiums written	$1,043,124	$904,610
Net premiums written	$733,206	$637,677
Net premiums earned	$615,362	$536,524
Third party fee income(1)	5,452	6,133

Claims and Expenses
Losses and loss adjustment expenses	327,977	339,051
Acquisition costs	141,995	129,060
Other underwriting expenses(2)	81,886	78,792
Underwriting income (loss)(3)	68,956	(4,246)

Net realized and unrealized gains (losses) on investments	54,539	214,019
Net investment income (loss)(4)	9,650	(16,929)
Total realized and unrealized gains (losses) on investments and net investment income (loss)	64,189	197,090

Other income (loss), excluding third party fee income(1)	—	257
Net foreign exchange gains (losses)	(5,387)	13,476
Corporate expenses(2)	13,154	10,154
Amortization of intangible assets	5,075	6,697
Interest expense	10,718	7,153
Income tax expense	4,521	2,048
Net income (loss)	94,290	180,525
Net income (loss) attributable to non-controlling interest(5)	6,011	83,387
Net income (loss) attributable to common shareholders	$88,279	$97,138
Diluted income (loss) per share attributable to common shareholders	$0.84	$0.93

Key Ratios
Attritional loss ratio - current year	50.1%	49.5%
Attritional loss ratio - prior year development	(0.6)%	(3.4)%
Catastrophe loss ratio - current year	3.6%	19.5%
Catastrophe loss ratio - prior year development	0.2%	(2.4)%
Loss and loss adjustment expense ratio	53.3%	63.2%
Acquisition cost ratio	23.1%	24.0%
Other underwriting expense ratio	12.4%	13.6%
Combined ratio	88.8%	100.8%

Return on average common shareholders' equity	5.2%	5.4%

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

	As at
Book Value	June 30, 2023	June 30, 2022
Tangible book value per common share	$16.04	$16.90
Change in tangible book value per common share(6)	4.8%	6.0%
Book value per common share	$16.90	$17.99
Change in book value per common share(7)	4.7%	5.3%

Balance Sheet Data
Total assets	$6,280,551	$6,077,809
Total shareholders' equity	$1,752,154	$1,854,154
________________
(1)Third party fee income is a non-GAAP financial measure as defined in Item 10(e) of SEC Regulation S-K. The reconciliation to other income (loss), the most comparable GAAP financial measure, also included other income (loss), excluding third party fee income of $Nil and $0.3 million for the six months ended June 30, 2023 and 2022, respectively. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” for further details.
(2)Other underwriting expenses is a non-GAAP financial measure as defined in Item 10(e) of SEC Regulation S-K. The reconciliation to general and administrative expenses, the most comparable GAAP financial measure, also included corporate expenses of $13.2 million and $10.2 million for the six months ended June 30, 2023 and 2022, respectively. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” for further details.
(3)Underwriting income (loss) is a non-GAAP financial measure as defined in Item 10(e) of SEC Regulation S-K. Refer to 'Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures' for further details.
(4)Net investment income (loss) is presented net of investment management fees.
(5)Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Interim Results of Operations—Corporate and Other'” for further details.
(6)Change in tangible book value per share represents the change for the six months ended June 30, 2023 and 2022, respectively.
(7)Change in book value per share represents the change for the six months ended June 30, 2023 and 2022, respectively.
The following significant items impacted the consolidated results of operations for the six months ended June 30, 2023 and 2022:
Gross premiums written Gross premiums written were $1,043.1 million and $904.6 million for the six months ended June 30, 2023 and 2022, respectively. The increase in gross premiums written was primarily driven by growth in both our casualty and specialty classes, including increased participation on existing business, and increased rates as a result of the hardening market across multiple classes of business.
Underwriting results The combined ratio was 88.8% and 100.8% for the six months ended June 30, 2023 and 2022, respectively. The decrease was primarily driven by a lower percentage contribution from catastrophe losses as described further below under “Impact of catastrophe events” and decreases in both our acquisition cost and other underwriting expense ratios.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Losses and Loss Adjustment Expenses

($ in thousands)	Current year	% of net premiums earned	Prior year development	% of net premiums earned	Losses and loss adjustment expenses	% of net premiums earned
June 30, 2023
Attritional losses	$308,452	50.1%	$(3,638)	(0.6)%	$304,814	49.5%
Catastrophe losses	22,006	3.6%	1,157	0.2%	23,163	3.8%
Total	$330,458	53.7%	$(2,481)	(0.4)%	$327,977	53.3%

June 30, 2022
Attritional losses	$265,672	49.5%	$(18,449)	(3.4)%	$247,223	46.1%
Catastrophe losses	104,862	19.5%	(13,034)	(2.4)%	91,828	17.1%
Total	$370,534	69.0%	$(31,483)	(5.8)%	$339,051	63.2%
Attritional loss ratio - current year for the six months ended June 30, 2023 was 50.1% compared to 49.5% for the six months ended June 30, 2022, an increase of 0.6 percentage points. The modest increase is largely attributable to changes in business mix across both our International and Bermuda segments.
Attritional loss ratio - prior year for the six months ended June 30, 2023 was a favorable 0.6% compared to a favorable 3.4% for the six months ended June 30, 2022, an increase of 2.8 percentage points. The attritional loss ratio - prior year for the six months ended June 30, 2023 was primarily driven by favorable prior year development in specialty classes in the Bermuda segment and property classes in the International segment, partially offset by unfavorable development in our Bermuda property and casualty classes. The attritional loss ratio - prior year for the six months ended June 30, 2022 was primarily driven by favorable prior year development in specialty classes in the Bermuda segment, casualty classes in the International segment and favorable development in property classes for both segments.
Impact of catastrophe events Catastrophe losses (current year and prior year development) were $23.2 million and $91.8 million for the six months ended June 30, 2023 and 2022, respectively. Catastrophe losses for the six months ended June 30, 2023 were driven by severe convective storms in June 2023 ($14.6 million), the wind and thunderstorm events which impacted states in both the Southern and Midwest U.S. during March 2023 ($7.4 million), and unfavorable prior year development of $1.2 million. Catastrophe losses for the six months ended June 30, 2022 were driven by the Ukraine conflict ($79.6 million), Australian East Coast floods ($15.4 million), KwaZulu-Natal floods ($10.0 million) and favorable prior year development of $13.0 million.
Total Realized and Unrealized Gains (Losses) on Investments and Net Investment Income (Loss)

	For the Six Months Ended
($ in thousands)	June 30, 2023	June 30, 2022
Total realized and unrealized gains (losses) on investments and net investment income (loss) - TSHF(1)	$40,045	$262,498
Total realized and unrealized gains (losses) on investments and net investment income (loss) - other	24,144	(65,408)
	$64,189	$197,090

Net income (loss) attributable to non-controlling interest - TSHF	$6,011	$83,387
__________________
(1)Prior to non-controlling interest performance incentive allocation.
Total realized and unrealized gains (losses) on investments and net investment income (loss) - TSHF, prior to non-controlling interest, returned income of $40.0 million and $262.5 million for the six months ended June 30, 2023 and 2022, respectively. This includes the fund's returns, net of investment management fees.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Total realized and unrealized gains (losses) on investments and net investment income (loss) - TSHF, net of non-controlling interest, returned income of $34.0 million and $179.1 million for the six months ended June 30, 2023 and 2022, respectively. This includes the fund's returns, net of investment management fees and performance incentive allocations. The aggregate incentive allocation to which the investment manager is entitled is included in “Net income attributable to non-controlling interests” in our GAAP financial statements.
TSHF produced returns, net of investment management fees and performance incentive allocations, of 2.1% and 10.6% for the six months ended June 30, 2023 and 2022, respectively.
For the six months ended June 30, 2023, TSHF received positive contributions from single name equities trading which was partially offset by losses experienced from macroeconomic trading in FTV. In STV and ESTV, both non-U.S. and U.S. portfolios have contributed positively. In FTV, losses were driven by fixed income and commodities, with equities and currencies trading contributing positive results.
For the six months ended June 30, 2022, TSHF was positive in each of the underlying Two Sigma Funds. Gains were led by U.S. single name equities in STV, followed by non-U.S. equities in ESTV, and then by FTV trading. In FTV, the fund delivered positive results from equities and commodities trading, which was partially offset by negative results from currencies and fixed income.
Total realized and unrealized gains (losses) on investments and net investment income (loss) - other returned income of $24.1 million and a loss of $65.4 million for the six months ended June 30, 2023 and 2022, respectively. The returns are primarily driven by higher interest rates and higher yielding assets during 2023 as a result of portfolio reinvestments during the 2022 rising interest rate environment.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
International Segment

	For the Six Months Ended
($ in thousands)	June 30, 2023	June 30, 2022
Gross premiums written	$524,909	$429,740
Net premiums written	$319,067	$262,258
Net premiums earned	$326,151	$293,894
Third party fee income	5,302	5,884

Claims and Expenses
Losses and loss adjustment expenses	157,967	157,779
Acquisition costs	84,452	80,657
Other underwriting expenses	58,002	55,445
Underwriting income (loss)	$31,032	$5,897

Attritional losses - current year	$168,153	$140,481
Attritional losses - prior year development	(12,241)	(15,750)
Catastrophe losses - current year	1,500	28,702
Catastrophe losses - prior year development	555	4,346
Losses and loss adjustment expenses	$157,967	$157,779

Attritional loss ratio - current year	51.6%	47.8%
Attritional loss ratio - prior year development	(3.8)%	(5.3)%
Catastrophe loss ratio - current year	0.4%	9.8%
Catastrophe loss ratio - prior year development	0.2%	1.4%
Losses and loss adjustment expense ratio	48.4%	53.7%
Acquisition cost ratio	25.9%	27.4%
Other underwriting expense ratio	16.2%	16.9%
Combined ratio	90.5%	98.0%
Gross Premiums Written

	For the Six Months Ended
($ in thousands)	June 30, 2023	June 30, 2022
Property	$67,096	$61,175
Casualty	212,427	203,070
Specialty	245,386	165,495
Total	$524,909	$429,740
Gross premiums written increased by $95.2 million, or 22.1%, from $429.7 million for the six months ended June 30, 2022 to $524.9 million for the six months ended June 30, 2023, primarily driven by growth in specialty classes, hardening rates on certain property classes, partially offset by a reduction in property reinsurance and casualty reinsurance as the result of strategic business decisions.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Net Premiums Earned

	For the Six Months Ended
($ in thousands)	June 30, 2023	June 30, 2022
Property	$48,369	$59,360
Casualty	128,321	117,282
Specialty	149,461	117,252
Total	$326,151	$293,894
For the six months ended June 30, 2023, net premiums earned increased by $32.3 million, or 11.0%, from $293.9 million for the six months ended June 30, 2022 to $326.2 million for the six months ended June 30, 2023, reflecting growth in our specialty business driven by growth in political violence in our war & terror product, fine art & specie and marine & energy books and growth in our casualty business, particularly for professional lines and U.S. casualty excess and surplus lines. This was partially offset by decreases across certain classes of business in property reinsurance as the result of strategic business decisions.
Third Party Fee Income

	For the Six Months Ended
($ in thousands)	June 30, 2023	June 30, 2022
Third party fee income	$5,302	$5,884
For the six months ended June 30, 2023, fee income decreased modestly by $0.6 million, or (9.9)%, from $5.9 million for the six months ended June 30, 2022 to $5.3 million for the six months ended June 30, 2023.
Losses and Loss Adjustment Expenses

($ in thousands)	Current year	% of net premiums earned	Prior year development	% of net premiums earned	Losses and loss adjustment expenses	% of net premiums earned
June 30, 2023
Attritional losses	$168,153	51.6%	$(12,241)	(3.8)%	$155,912	47.8%
Catastrophe losses	1,500	0.4%	555	0.2%	2,055	0.6%
Total	$169,653	52.0%	$(11,686)	(3.6)%	$157,967	48.4%

June 30, 2022
Attritional losses	$140,481	47.8%	$(15,750)	(5.3)%	$124,731	42.5%
Catastrophe losses	28,702	9.8%	4,346	1.4%	33,048	11.2%
Total	$169,183	57.6%	$(11,404)	(3.9)%	$157,779	53.7%
Six Months Ended June 30, 2023 versus Six Months Ended June 30, 2022
The loss ratio for the six months ended June 30, 2023 was 48.4%, compared to 53.7% for the six months ended June 30, 2022, a decrease of 5.3 percentage points. The decrease was primarily driven by a lower level of catastrophe losses.
The attritional loss ratio - current year for the six months ended June 30, 2023 was 51.6% compared to 47.8% for the six months ended June 30, 2022, an increase of 3.8 percentage points. The increase in the current year attritional loss ratio primarily arose from a change in the business mix arising from the growth in our specialty business.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The attritional loss ratio - prior year for the six months ended June 30, 2023 was a favorable 3.8% compared to a favorable 5.3% for the six months ended June 30, 2022, an increase of 1.5 percentage points. The current year favorable results are primarily driven by reserve releases on our property and specialty classes of business. In addition, casualty business protected by the LPT experienced unfavorable development of $1.3 million which was offset by $3.4 million in amortization of the associated deferred gain, for a total net positive earnings impact of $2.1 million.
Catastrophe losses - current year and prior year of $2.1 million for the six months ended June 30, 2023 were primarily driven by the severe convective storms in June 2023 ($1.5 million) and unfavorable prior year development of $0.6 million. Catastrophe losses - current year and prior year of $33.0 million for the six months ended June 30, 2022 were primarily driven by the Ukraine conflict ($22.5 million), KwaZulu-Natal floods ($4.0 million), Australian East Coast floods ($2.3 million), and unfavorable prior year development of $4.3 million.
Acquisition Costs

	For the Six Months Ended
	Acquisition Costs		% of Net Premiums Earned
($ in thousands)	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022	23 vs '22 point Δ
Property	$16,469	$18,018	34.0%	30.4%	3.6
Casualty	22,896	27,835	17.8%	23.7%	(5.9)
Specialty	45,087	34,804	30.2%	29.7%	0.5
Total	$84,452	$80,657	25.9%	27.4%	(1.5)
For the six months ended June 30, 2023, the acquisition cost ratio was 25.9%, compared to 27.4% for the six months ended June 30, 2022, a decrease of 1.5 percentage points. The decrease was primarily driven by higher volumes of business written in casualty insurance lines that benefit from favorable overriding commission offset and changes in the business mix.
Other Underwriting Expenses and Other Underwriting Expense Ratios

	For the Six Months Ended
($ in thousands)	June 30, 2023	June 30, 2022
Other underwriting expenses	$58,002	$55,445
Other underwriting expense ratio	16.2%	16.9%
Other underwriting expenses are general and administrative costs incurred by our reportable segments.
Other underwriting expenses were $58.0 million for the six months ended June 30, 2023, an increase of $2.6 million, or 4.6%, compared to $55.4 million for the six months ended June 30, 2022. The increase was primarily driven by increased headcount as we built out underwriting teams supporting the corresponding increase in premium volume.
The other underwriting expense ratios for the six months ended June 30, 2023 and 2022 decreased over the same period to 16.2% from 16.9%, respectively, as a result of the growth in our premium base and our continued focus on expense management.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Bermuda Segment

	For the Six Months Ended
($ in thousands)	June 30, 2023	June 30, 2022
Gross premiums written	$518,215	$474,870
Net premiums written	$414,139	$375,419
Net premiums earned	$289,211	$242,630
Third party fee income	150	249

Claims and Expenses
Losses and loss adjustment expenses	170,010	181,272
Acquisition costs	57,543	48,403
Other underwriting expenses	23,884	23,347
Underwriting income (loss)	$37,924	$(10,143)

Attritional losses - current year	$140,299	$125,191
Attritional losses - prior year development	8,603	(2,699)
Catastrophe losses - current year	20,506	76,160
Catastrophe losses - prior year development	602	(17,380)
Losses and loss adjustment expenses	$170,010	$181,272

Attritional loss ratio - current year	48.5%	51.6%
Attritional loss ratio - prior year development	3.0%	(1.1)%
Catastrophe loss ratio - current year	7.1%	31.4%
Catastrophe loss ratio - prior year development	0.2%	(7.2)%
Losses and loss adjustment expense ratio	58.8%	74.7%
Acquisition cost ratio	19.9%	19.9%
Other underwriting expense ratio	8.2%	9.6%
Combined ratio	86.9%	104.2%
Gross Premiums Written

	For the Six Months Ended
($ in thousands)	June 30, 2023	June 30, 2022
Property	$243,569	$243,709
Casualty	188,818	122,618
Specialty	85,828	108,543
Total	$518,215	$474,870
For the six months ended June 30, 2023, gross premiums written increased by $43.3 million, or 9.1%, from $474.9 million for the six months ended June 30, 2022 to $518.2 million for the six months ended June 30, 2023. The increase was primarily driven by increases related to expanded participation and improved pricing on the renewed casualty reinsurance and property insurance lines and new business, partially offset by non-recurring reinstatement premiums recorded in the prior year and the strategic decision to exit certain property reinsurance business.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Net Premiums Earned

	For the Six Months Ended
($ in thousands)	June 30, 2023	June 30, 2022
Property	$103,867	$109,606
Casualty	131,540	71,190
Specialty	53,804	61,834
Total	$289,211	$242,630
For the six months ended June 30, 2023, net premiums earned increased by $46.6 million, or 19.2% from $242.6 million for the six months ended June 30, 2022 to $289.2 million for the six months ended June 30, 2023, primarily driven by continued growth across the majority of our casualty classes, including general liability, professional liability and umbrella & excess casualty. This was partially offset by strategic withdrawals from certain property reinsurance classes of business and non-recurring reinstatement premiums recorded in the prior year.
Losses and Loss Adjustment Expenses

($ in thousands)	Current year	% of net premiums earned	Prior year development	% of net premiums earned	Losses and loss adjustment expenses	% of net premiums earned
June 30, 2023
Attritional losses	$140,299	48.5%	$8,603	3.0%	$148,902	51.5%
Catastrophe losses	20,506	7.1%	602	0.2%	21,108	7.3%
Total	$160,805	55.6%	$9,205	3.2%	$170,010	58.8%

June 30, 2022
Attritional losses	$125,191	51.6%	$(2,699)	(1.1)%	$122,492	50.5%
Catastrophe losses	76,160	31.4%	(17,380)	(7.2)%	58,780	24.2%
Total	$201,351	83.0%	$(20,079)	(8.3)%	$181,272	74.7%
Six Months Ended June 30, 2023 versus Six Months Ended June 30, 2022
The loss ratio for the six months ended June 30, 2023 was 58.8%, compared to 74.7% for the six months ended June 30, 2022, a decrease of 15.9 percentage points. The decrease was primarily driven by a lower level of catastrophe losses.
The attritional loss ratio - current year for the six months ended June 30, 2023 was 48.5%, compared to 51.6% for the six months ended June 30, 2022, a decrease of 3.1 percentage points. The decrease in the current year attritional loss ratio was primarily driven by a strong rate environment across all property lines and specialty reinsurance compared to the six months ended June 30, 2022 which also included two specific large attritional losses.
The attritional loss ratio - prior year for the six months ended June 30, 2023 was an unfavorable 3.0%, compared to a favorable 1.1% for the six months ended June 30, 2022, an increase of 4.1 percentage points. The increase in the attritional loss ratio - prior year is primarily due to an increased frequency of small weather-related events and unfavorable development on two specific prior year attritional losses in the property and specialty lines, partially offset by reductions in loss estimates in our specialty classes of business.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Catastrophe losses - current year and prior year of $21.1 million for the six months ended June 30, 2023 were primarily driven by severe convective storms in June 2023 ($13.1 million), wind and thunderstorm events which impacted states in both the Southern and Midwest U.S. during March 2023 ($7.4 million) and unfavorable prior year development of $0.6 million. Catastrophe losses - current year and prior year of $58.8 million for the six months ended June 30, 2022 were primarily driven by the Ukraine conflict ($57.1 million), Australia East Coast floods ($13.1 million), and the KwaZulu-Natal floods ($6.0 million), partially offset by favorable prior year development of $17.4 million.
Acquisition Costs

	For the Six Months Ended
	Acquisition Costs		% of Net Premiums Earned
($ in thousands)	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022	23 vs '22 point Δ
Property	$13,645	$18,744	13.1%	17.1%	(4.0)
Casualty	28,892	13,373	22.0%	18.8%	3.2
Specialty	15,006	16,286	27.9%	26.3%	1.6
Total	$57,543	$48,403	19.9%	19.9%	—
For the six months ended June 30, 2023, the acquisition cost ratio was 19.9%, compared to 19.9% for the six months ended June 30, 2022. While the overall acquisition ratio remained flat, this was a result of offsetting movements in the underlying classes, primarily as the result of a change in business mix in property lines and the impact of higher reinstatement premiums earned by specialty lines in the prior period.
Other Underwriting Expenses and Other Underwriting Expense Ratios

	For the Six Months Ended
($ in thousands)	June 30, 2023	June 30, 2022
Other underwriting expenses	$23,884	$23,347
Other underwriting expense ratio	8.2%	9.6%
For the six months ended June 30, 2023, other underwriting expenses increased by $0.5 million, or 2.3% from $23.3 million for the six months ended June 30, 2022 to $23.9 million for the six months ended June 30, 2023.
The other underwriting expense ratio for the six months ended June 30, 2023 and 2022 decreased over the same period to 8.2% from 9.6%, respectively, as a result of the growth in premium base and our continued focus on expense management.
Corporate and Other
Total Realized and Unrealized Gains (Losses) on Investments and Net Investment Income (Loss)
The components of total realized and unrealized gains (losses) on investments and net investment income (loss) are as follows:

	For the Six Months Ended
($ in thousands)	June 30, 2023	June 30, 2022
Total realized and unrealized gains (losses) on investments and net investment income (loss) - TSHF(1)	$40,045	$262,498
Total realized and unrealized gains (losses) on investments and net investment income (loss) - other	24,144	(65,408)
	$64,189	$197,090

Net income (loss) attributable to non-controlling interest - TSHF	$6,011	$83,387

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
__________________
(1)Prior to non-controlling interest performance incentive allocation.
Total realized and unrealized gains (losses) on investments and net investment income (loss) - TSHF, prior to non-controlling interest, returned income of $40.0 million and $262.5 million for the six months ended June 30, 2023 and 2022, respectively. This includes the fund's returns, net of investment management fees.
Total realized and unrealized gains (losses) on investments and net investment income (loss) - TSHF, net of non-controlling interest, returned income of $34.0 million and $179.1 million for the six months ended June 30, 2023 and 2022, respectively. This includes the fund's returns, net of investment management fees and performance incentive allocations. The aggregate incentive allocation to which the investment manager is entitled is included in “Net income attributable to non-controlling interests” in our GAAP financial statements.
Two Sigma Hamilton Fund produced returns, net of investment management fees and performance incentive allocations, of 2.1% and 10.6% for the six months ended June 30, 2023 and 2022, respectively.
For the six months ended June 30, 2023, TSHF received positive contributions from single name equities trading which was partially offset by losses experienced from macroeconomic trading in FTV. In STV and ESTV, both non-U.S. and U.S. portfolios have contributed positively. In FTV, losses were driven by fixed income and commodities, with equities and currencies trading contributing positive results.
For the six months ended June 30, 2022, TSHF was positive in each of the underlying Two Sigma Funds. Gains were led by U.S. single name equities in STV, followed by non-U.S. equities in ESTV, and then by FTV trading. In FTV, the fund delivered positive results from equities and commodities trading, which was partially offset by negative results from currencies and fixed income.
Total realized and unrealized gains (losses) on investments and net investment income (loss) - other, returned income of $24.1 million and a loss of $65.4 million for the six months ended June 30, 2023 and 2022, respectively. The returns are primarily driven by higher interest rates and higher yielding assets during 2023 as a result of portfolio reinvestments during the 2022 rising interest rate environment.
Other Income (Loss)

	For the Six Months Ended
($ in thousands)	June 30, 2023	June 30, 2022
Other income (loss), excluding third party fee income	$—	$257
Other income (loss), excluding third party fee income, consists of varying insignificant items in each period.
Net Foreign Exchange Gains (Losses)

	For the Six Months Ended
($ in thousands)	June 30, 2023	June 30, 2022
Net foreign exchange gains (losses)	$(5,387)	$13,476
Foreign exchange losses of $5.4 million for the six months ended June 30, 2023 primarily arose from the weakening of the U.S. Dollar against the British Pound, Euro and Yen. Foreign exchange gains of $13.5 million for the six months ended June 30, 2022 primarily arose from the strengthening of the U.S. dollar against the same currencies.
Corporate Expenses

	For the Six Months Ended
($ in thousands)	June 30, 2023	June 30, 2022
Corporate expenses	$13,154	$10,154

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Corporate expenses for the six months ended June 30, 2023 were $13.2 million compared to $10.2 million for the six months ended June 30, 2022, an increase of $3.0 million. The increase was primarily driven by higher salary and share based compensation expenses.
Amortization of Intangible Assets

	For the Six Months Ended
($ in thousands)	June 30, 2023	June 30, 2022
Amortization of intangible assets	$5,075	$6,697
Amortization of intangible assets of $5.1 million and $6.7 million, for the six months ended June 30, 2023 and 2022, respectively, relates to internally developed software and intangible assets acquired in a business combination. Amortization expense continues to decrease over time as there have been no subsequent additions to acquired assets and the shorter-lived assets become fully amortized.
Interest Expense

	For the Six Months Ended
($ in thousands)	June 30, 2023	June 30, 2022
Interest expense	$10,718	$7,153
Interest expense of $10.7 million and $7.2 million for the six months ended June 30, 2023 and 2022, respectively, relates to interest payments and certain administrative fees associated with our term loan and letter of credit facilities. The increase in interest expense is primarily driven by the increase in the Secured Overnight Financing Rate (“SOFR”), which underlies the floating rate associated with the term loan.
Income Tax Expense

	For the Six Months Ended
($ in thousands)	June 30, 2023	June 30, 2022
Income tax expense	$4,521	$2,048
Tax expense of $4.5 million and $2.0 million for the six months ended June 30, 2023 and 2022, respectively, primarily relates to withholding taxes on investment income from Two Sigma Hamilton Fund.
Key Operating and Financial Metrics
The Company has identified the following metrics as key measures of the Company’s performance:
Book Value per Common Share
Management believes that book value is an important indicator of value provided to common shareholders and aligns the Company’s and most investors’ long term objectives. We calculate book value per common share as total common shareholders’ equity divided by the total number of common shares outstanding at the point in time.
Book value per common share was $16.14 at December 31, 2022, a $1.29 or 7.4% decrease from the Company’s book value per common share of $17.43 at November 30, 2021. The decrease was primarily driven by

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
the Company’s net losses attributable to common shareholders reported for the year ended December 31, 2022 and for the month ended December 31, 2021.

	As at
($ in thousands, except for share and per share amounts)	December 31, 2022	November 30, 2021
Closing common shareholders' equity	$1,664,183	$1,787,445
Closing common shares outstanding	103,087,859	102,540,769
Book value per common share	$16.14	$17.43
Book value per common share was $16.90 at June 30, 2023, a $0.76 or 4.7% increase from the Company’s book value per common share of $16.14 at December 31, 2022. The increase was primarily driven by the Company’s net income attributable to common shareholders reported for the six months ended June 30, 2023.

	As at
($ in thousands, except for share and per share amounts)	June 30, 2023	December 31, 2022
Closing common shareholders' equity	$1,752,154	$1,664,183
Closing common shares outstanding	103,683,894	103,087,859
Book value per common share	$16.90	$16.14
Tangible Book Value per Common Share
Management believes that tangible book value is an indicator of value provided to common shareholders and aligns the Company’s and most investors’ long term objectives. We calculate tangible book value per common share as total common shareholders’ equity, less goodwill and intangible assets, divided by the total number of common shares outstanding at the point in time.
Tangible book value per common share was $15.30 at December 31, 2022, a $0.99 or 6.1% decrease from the Company’s tangible book value per common share of $16.29 at November 30, 2021. The decrease was primarily driven by the Company’s net losses attributable to common shareholders reported for the year ended December 31, 2022 and for the month ended December 31, 2021.

	As at
($ in thousands, except for share and per share amounts)	December 31, 2022	November 30, 2021
Closing common shareholders' equity	$1,664,183	$1,787,445
Goodwill and intangible assets	86,958	117,012
Closing common shareholders’ equity, less goodwill and intangible assets	$1,577,225	$1,670,433

Closing common shares outstanding	103,087,859	102,540,769
Tangible book value per common share	$15.30	$16.29

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Tangible book value per common share was $16.04 at June 30, 2023, a $0.74 or 4.8% increase from the Company’s tangible book value per common share of $15.30 at December 31, 2022. The increase was primarily driven by the Company’s net income attributable to common shareholders reported for the six months ended June 30, 2023.

	As at
($ in thousands, except for share and per share amounts)	June 30, 2023	December 31, 2022
Closing common shareholders' equity	$1,752,154	$1,664,183
Goodwill and intangible assets	88,770	86,958
Closing common shareholders’ equity, less goodwill and intangible assets	$1,663,384	$1,577,225

Closing common shares outstanding	103,683,894	103,087,859
Tangible book value per common share	$16.04	$15.30
Return on Average Common Shareholders' Equity
Management believes that return on average common shareholders’ equity or ROACE is an important indicator of the Company’s profitability and financial efficiency. We calculate it by dividing net income (loss) attributable to common shareholders by average common shareholders' equity for the corresponding period.
ROACE was (5.7)% for the year ended December 31, 2022 compared to 11.1% and (12.4)% for the years ended November 30, 2021 and 2020, respectively. The decrease in the ROACE for the year ended December 31, 2022 compared to the year ended November 30, 2021 was primarily driven by the Company's net loss attributable to common shareholders reported for the year ended December 31, 2022 compared to net income attributable to common shareholders reported for the year ended November 30, 2021. The net loss for the year ended December 31, 2022 was primarily driven by the impact of catastrophe losses incurred on the Ukraine conflict and Hurricane Ian and the negative impact of a rising interest rate environment on our trading portfolio.

	For the year ended
($ in thousands)	December 31, 2022	November 30, 2021	November 30, 2020
Net income (loss) attributable to common shareholders	$(97,999)	$188,179	$(210,447)
Average common shareholders' equity for the period	$1,708,392	$1,692,098	$1,699,258
Return on average common shareholders' equity	(5.7)%	11.1%	(12.4)%
ROACE was 5.2% for the six months ended June 30, 2023 compared to 5.4% for six months ended June 30, 2022, respectively. The modest decrease in the ROACE for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 was primarily driven by the lower net income attributable to common shareholders reported for the six months ended June 30, 2023 as compared to six months ended June 30, 2022.

	For the Six Months Ended
($ in thousands)	June 30, 2023	June 30, 2022
Net income (loss) attributable to common shareholders	$88,279	$97,138
Average common shareholders' equity for the period	$1,708,169	$1,803,378
Return on average common shareholders' equity	5.2%	5.4%
Non-GAAP Measures
We present our results of operations in a way that we believe will be the most meaningful and useful to investors, analysts, rating agencies and others who use our financial information to evaluate its performance. Some of the measurements are considered non-GAAP financial measures under SEC rules and regulations. In this prospectus, we present underwriting income (loss), a non-GAAP financial measure as defined in Item 10(e) of SEC

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Regulation S-K. We believe that non-GAAP financial measures, which may be defined and calculated differently by other companies, help explain and enhance the understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP. Where appropriate, reconciliations of our non-GAAP measures to the most comparable GAAP figures are included below.
Underwriting Income (Loss)
We calculate underwriting income (loss) on a pre-tax basis as net premiums earned less losses and loss adjustment expenses, acquisition costs and other underwriting expenses (net of third party fee income). We believe that this measure of our performance focuses on the core fundamental performance of the Company’s reportable segments in any given period and is not distorted by investment market conditions, corporate expense allocations or income tax effects.
The table below reconciles underwriting income (loss) for the years ended December 31, 2022 and November 30, 2021, 2020, 2019 and 2018 to net income (loss), the most comparable GAAP financial measure, in the same periods:

	Year Ended	For the Years Ended
	December 31,	November 30,
($ in thousands)	2022	2021	2020	2019	2018
Underwriting income (loss)	$(31,717)	$(56,024)	$(77,379)	$(118,417)	$(104,276)
Total realized and unrealized gains (losses) on investments and net investment income (loss)	64,870	308,976	(32,899)	204,247	564,843
Net gain on sale of equity method investment	6,991	54,557	—	—	—
Other income (loss), excluding third party fee income	(315)	(11)	97	(2,613)	(542)
Net foreign exchange gains (losses)	6,137	6,442	(9,540)	(99)	1,960
Corporate expenses	(20,142)	(22,472)	(22,905)	(22,040)	(22,293)
Impairment of goodwill	(24,082)	(936)	—	(1,925)	—
Amortization of intangible assets	(12,832)	(13,431)	(12,489)	(5,411)	(2,584)
Interest expense	(15,741)	(14,897)	(18,910)	(11,448)	(9,290)
Income tax expense	(3,104)	(12,365)	(11,492)	(6,897)	(9,395)
Net income (loss)	$(29,935)	$249,839	$(185,517)	$35,397	$418,423
The table below reconciles underwriting income (loss) for the one month periods ended December 31, 2021 and 2020 to net income (loss), the most comparable GAAP financial measure, in the same periods:

	For the One Month Ended
($ in thousands)	December 31, 2021	December 31, 2020
Underwriting income (loss)	$5,481	$(5,219)
Total realized and unrealized gains (losses) on investments and net investment income (loss)	(36,748)	87,243
Other income (loss), excluding third party fee income	782	973
Net foreign exchange gains (losses)	16	933
Corporate expenses	(1,825)	(3,081)
Amortization of intangible assets	(1,200)	(1,028)
Interest expense	(1,061)	(541)
Income tax expense	(1,335)	(664)
Net income (loss)	$(35,890)	$78,616

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The table below reconciles underwriting income (loss) for the six months ended June 30, 2023 and 2022 to net income (loss), the most comparable GAAP financial measure, in the same periods:

	For the Six Months Ended
($ in thousands)	June 30, 2023	June 30, 2022
Underwriting income (loss)	$68,956	$(4,246)
Total realized and unrealized gains (losses) on investments and net investment income (loss)	64,189	197,090
Other income (loss), excluding third party fee income	—	257
Net foreign exchange gains (losses)	(5,387)	13,476
Corporate expenses	(13,154)	(10,154)
Amortization of intangible assets	(5,075)	(6,697)
Interest expense	(10,718)	(7,153)
Income tax expense	(4,521)	(2,048)
Net income (loss)	$94,290	$180,525
Third Party Fee Income
Third party fee income includes income that is incremental and/or directly attributable to our underwriting operations. It is primarily comprised of fees earned by the International segment for management services provided to third party syndicates and consortia. We believe that this measure is a relevant component of our underwriting income (loss).
The table below reconciles third party fee income for the years ended December 31, 2022 and November 30, 2021, 2020, 2019 and 2018 to other income, the most comparable GAAP financial measure, in the same periods:

	Year Ended	For the Years Ended
	December 31,	November 30,
($ in thousands)	2022	2021	2020	2019	2018
Third party fee income	$11,631	$21,022	$15,625	$5,988	$—
Other income (loss), excluding third party fee income	(315)	(11)	97	(2,613)	(542)
Other income (loss)	$11,316	$21,011	$15,722	$3,375	$(542)
The table below reconciles third party fee income for the one month periods ended December 31, 2021 and 2020 to other income, the most comparable GAAP financial measure, in the same periods:

	For the One Month Ended
($ in thousands)	December 31, 2021	December 31, 2020
Third party fee income	$1,349	$1,849
Other income (loss), excluding third party fee income	782	973
Other income (loss)	$2,131	$2,822
The table below reconciles third party fee income for the six months ended June 30, 2023 and 2022 to other income, the most comparable GAAP financial measure, in the same periods:

	For the Six Months Ended
($ in thousands)	June 30, 2023	June 30, 2022
Third party fee income	$5,452	$6,133
Other income (loss), excluding third party fee income	—	257
Other income (loss)	$5,452	$6,390

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Other Underwriting Expenses
Other underwriting expenses include those general and administrative expenses that are incremental and/or directly attributable to our underwriting operations. While this measure is presented in Note 11 to the Consolidated Financial Statements 'Segment Reporting', it is considered a non-GAAP financial measure when presented elsewhere.
Corporate expenses include holding company costs necessary to support our reportable segments. As these costs are not incremental and/or directly attributable to our underwriting operations, these costs are excluded from other underwriting expenses, and therefore, underwriting income (loss). General and administrative expenses, the most comparable GAAP financial measure to other underwriting expenses, also includes corporate expenses.
The table below reconciles other underwriting expenses for the years ended December 31, 2022 and November 30, 2021, 2020, 2019 and 2018 to general and administrative expenses, the most comparable GAAP financial measure, in the same periods:

	Year Ended	For the Years Ended
	December 31,	November 30,
($ in thousands)	2022	2021	2020	2019	2018
Other underwriting expenses	$157,540	$149,822	$126,869	$83,103	$62,923
Corporate expenses	20,142	22,472	22,905	22,040	22,293
General and administrative expenses	$177,682	$172,294	$149,774	$105,143	$85,216
The table below reconciles other underwriting expenses for the one month periods ended December 31, 2021 and 2020 to general and administrative expenses, the most comparable GAAP financial measure, in the same periods:

	For the One Month Ended
($ in thousands)	December 31, 2021	December 31, 2020
Other underwriting expenses	$13,857	$12,107
Corporate expenses	1,825	3,082
General and administrative expenses	$15,682	$15,189
The table below reconciles other underwriting expenses for the six months ended June 30, 2023 and 2022 to general and administrative expenses, the most comparable GAAP financial measure, in the same periods:

	For the Six Months Ended
($ in thousands)	June 30, 2023	June 30, 2022
Other underwriting expenses	$81,886	$78,792
Corporate expenses	13,154	10,154
General and administrative expenses	$95,040	$88,946
Other Underwriting Expense Ratio
Other underwriting expense ratio is a measure of the other underwriting expenses (net of third party fee income) incurred by the Company and is expressed as percentage of the net premium earned.
Loss Ratio
Catastrophe Loss Ratio – current year is the catastrophe losses incurred by the company relating to the current year divided by net premium earned.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Catastrophe Loss Ratio – prior year development is the catastrophe losses incurred by the company relating to prior years divided by net premium earned.
Attritional Loss Ratio – current year is the attritional losses incurred by the company relating to the current year divided by net premium earned.
Attritional Loss Ratio – prior year development is the attritional losses incurred by the company relating to prior years divided by net premium earned.
Combined Ratio
Combined Ratio – is a measure of our underwriting profitability and is expressed as the sum of the losses and loss adjustment expense ratio, acquisition cost ratio and other underwriting expense ratio. A combined ratio under 100% indicates an underwriting profit, while a combined ratio over 100% indicates an underwriting loss.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Financial Condition, Liquidity and Capital Resources
Financial Condition
Investment philosophy
The Company maintains two segregated investment portfolios: a fixed maturity and short-term investments trading portfolio and an investment in Two Sigma Hamilton Fund. Each of these are discussed separately below.
The Company maintains a high quality and liquid fixed maturity and short-term investments portfolio that is structured to focus primarily on the preservation of capital and the availability of liquidity to meet the Company’s claims obligations, to be well diversified across market sectors, and to generate relatively attractive returns on a risk-adjusted basis over time. Notwithstanding the foregoing, the Company’s investments are subject to market-wide risks and fluctuations, as well as to risks inherent in particular securities.
The Company also invests in Two Sigma Hamilton Fund, a Delaware limited liability company. In 2013, Hamilton Re entered into a commitment with Two Sigma Hamilton Fund to maintain approximately 93% of its investable assets in Two Sigma Hamilton Fund for the Commitment Period, subject to certain circumstances and the liquidity options described below, with the Commitment Period ending on December 31, 2025. The Commitment Period consists of a 3-year rolling term that automatically renews on an annual basis unless Hamilton Re or the Managing Member provide advance notice of non-renewal. The commitment is subject to a waiver that permits Hamilton Re to maintain an investment in Two Sigma Hamilton Fund equal to a minimum of 95% of the consolidated net tangible assets of Hamilton Group. The waiver is applicable to December 31, 2023, is intended to automatically renew annually and may be revoked by the Managing Member in its sole discretion upon 90 days’ prior written notice. Two Sigma is a United States Securities and Exchange Commission registered investment adviser specializing in quantitative analysis. The Two Sigma Hamilton Fund investment strategy is focused on delivering non-market correlated investment income and total return through all market cycles while maintaining appropriate portfolio liquidity and credit quality to meet the requirements of customers, rating agencies and regulators.
A modification of the terms of the TS Hamilton Fund’s limited liability company agreement, dated December 23, 2013 and as amended from time to time (the “LLCA”) came into effect on July 1, 2023. See Note 12, Subsequent Events in our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2023 for further detail.
Cash and Investments
At June 30, 2023 and December 31, 2022, total cash and investments was $3.6 billion and $3.5 billion, respectively. However, a significant portion of the total cash and investments balances held were invested in Two Sigma Hamilton Fund as collateral for the investments held by the underlying trading vehicles, as shown in the tables below under the “Two Sigma Hamilton Fund” discussion.

	As at
($ in thousands)	June 30, 2023		December 31, 2022
Fixed maturity investments, at fair value	$1,451,249	41%	$1,259,476	36%
Short-term investments, at fair value	336,587	9%	286,111	8%
	1,787,836	50%	1,545,587	44%
Investments in Two Sigma Funds, at fair value	868,486	24%	740,736	21%
Total investments	2,656,322	74%	2,286,323	65%
Cash and cash equivalents	818,522	23%	1,076,420	31%
Restricted cash	106,696	3%	130,783	4%
Total cash	925,218	26%	1,207,203	35%
Total cash & investments	$3,581,540	100%	$3,493,526	100%

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Total cash and investments remained consistent with prior year end. Within the total cash and investments, there were increases in fixed maturity investments as we deployed more cash into the fixed maturity portfolio to take advantage of rising interest rates and an increase in the Two Sigma Hamilton Fund investment, primarily driven by positive investment returns for the six months ended June 30, 2023. The Two Sigma Hamilton Fund represents $1.7 billion and $1.8 billion of the total cash and investments of $3.6 billion and $3.5 billion, respectively, as at June 30, 2023 and December 31, 2022.
Fixed Maturity and short-term Investments - Trading portfolio
The Company’s fixed maturity and short-term investments trading portfolio at June 30, 2023 and December 31, 2022 are as follows:

	2023
($ in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:
U.S. government treasuries	$576,679	$220	$(24,309)	$552,590
U.S. states, territories and municipalities	4,733	—	(386)	4,347
Non-U.S. sovereign governments and supranationals	16,865	575	(1,411)	16,029
Corporate	753,782	214	(39,265)	714,731
Residential mortgage-backed securities - Agency	152,133	—	(14,648)	137,485
Residential mortgage-backed securities - Non-agency	4,954	11	(749)	4,216
Commercial mortgage-backed securities - Non-agency	10,222	—	(1,241)	8,981
Other asset-backed securities	13,253	2	(385)	12,870
Total fixed maturities	1,532,621	1,022	(82,394)	1,451,249
Short-term investments	335,668	919	—	336,587
Total	$1,868,289	$1,941	$(82,394)	$1,787,836

	2022
($ in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:
U.S. government treasuries	$498,841	$99	$(27,089)	$471,851
U.S. states, territories and municipalities	4,741	—	(434)	4,307
Non-U.S. sovereign governments and supranationals	14,191	363	(1,602)	12,952
Corporate	690,900	363	(43,786)	647,477
Residential mortgage-backed securities - Agency	111,234	—	(14,824)	96,410
Residential mortgage-backed securities - Non-agency	5,147	—	(772)	4,375
Commercial mortgage-backed securities - Non-agency	10,283	—	(1,064)	9,219
Other asset-backed securities	13,347	1	(463)	12,885
Total fixed maturities	1,348,684	826	(90,034)	1,259,476
Short-term investments	285,130	986	(5)	286,111
Total	$1,633,814	$1,812	$(90,039)	$1,545,587

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The fair value of the Company’s fixed maturities and short-term investments trading portfolio increased from $1.5 billion at December 31, 2022 to $1.8 billion at June 30, 2023 due to increases in both short-term investments and the fixed maturity portfolio.
During the current year, we made additional investments in the fixed income portfolio from operating cash flows to take advantage of the rising interest rate environment. These incremental investments were in addition to unrealized gains incurred as rising interest rates slowed and mark-to-market losses decreased.
Within the June 30, 2023 short-term investments balance, $326.1 million is held within Two Sigma Hamilton Fund. The cash and short-term investment balances within Two Sigma Hamilton Fund are not managed by the Company, nor can they be removed from Two Sigma Hamilton Fund as they support the underlying investment strategies within the three trading vehicles. See discussion below for further details on assets within Two Sigma Hamilton Fund.
The fair values and weighted-average credit ratings of our fixed maturity trading portfolio and short-term investments by type at June 30, 2023 and December 31, 2022 were as follows:

	June 30, 2023			December 31, 2022
($ in thousands)	Fair Value	% of Total	Weighted average credit rating	Fair Value	% of Total	Weighted average credit rating	$ Change
Fixed maturities:
U.S. government treasuries	$552,590	31%	Aaa	$471,851	30%	Aaa	$80,739
U.S. states, territories and municipalities	4,347	—%	Aa2	4,307	—%	Aa2	40
Non-U.S. sovereign governments and supranationals	16,029	1%	Aa1	12,952	1%	Aa1	3,077
Corporate	714,731	40%	A2	647,477	42%	A2	67,254
Residential mortgage-backed securities - Agency	137,485	7%	Aaa	96,410	6%	Aaa	41,075
Residential mortgage-backed securities - Non-agency	4,216	—%	Aaa	4,375	—%	Aaa	(159)
Commercial mortgage-backed securities - Non-agency	8,981	1%	Aa1	9,219	1%	Aa1	(238)
Other asset-backed securities	12,870	1%	Aa3	12,885	1%	Aa3	(15)
Total fixed maturities	1,451,249	81%	Aa3	1,259,476	81%	Aa3	191,773
Short-term investments	336,587	19%	Aaa	286,111	19%	Aaa	50,476
Total fixed maturities and short-term investments	$1,787,836	100%	Aa2	$1,545,587	100%	Aa2	$242,249

Fixed maturity and short-term investment credit quality summary:
Investment grade		100.0%			100.0%
Non-investment grade		—%			—%
Total		100.0%			100.0%

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The average credit quality, the average yield to maturity and the expected average duration of the Company’s fixed maturities and short-term investments trading portfolio at June 30, 2023 and December 31, 2022 were as follows:

	June 30, 2023	December 31, 2022
Average credit quality	Aa3	Aa3
Average yield to maturity	5.9%	4.7%
Expected average duration (in years)	3.3	3.2
At each of June 30, 2023 and December 31, 2022, approximately 100.0% of the Company’s fixed maturity and short-term investments trading portfolio were rated investment grade (Baa2 or higher) by third party rating services. There were no non-investment grade securities in the fixed maturity and short-term trading portfolio. The average credit quality of the Company’s fixed maturities and short-term investments trading portfolio at each of June 30, 2023 and December 31, 2022 was Aa3.
The average yield to maturity on the Company’s fixed maturities and short-term investments trading portfolio increased to 5.9% at June 30, 2023 from 4.7% at December 31, 2022.
The expected average duration of the Company’s fixed maturities and short-term investments trading portfolio increased modestly to 3.3 years at June 30, 2023 from 3.2 years at December 31, 2022.
Contractual Maturities Summary
The following table presents contractual maturities of fixed maturity securities within the Company’s fixed maturity trading portfolio at December 31, 2022. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2022
($ in thousands)	Amortized Cost	Fair Value
Due less than one year	$95,866	$93,786
Due after one through five years	928,450	870,874
Due after five through ten years	180,152	168,901
Due after ten years	4,205	3,026
Mortgage-backed	126,664	110,004
Asset-backed	13,347	12,885
Total	$1,348,684	$1,259,476
Two Sigma Hamilton Fund
Although Two Sigma has broad discretion to allocate invested assets to different opportunities, the current strategy is focused on highly diversified liquid positions in global equities, futures and foreign exchange markets. Through its investments in FTV, STV and ESTV, the Two Sigma Hamilton Fund seeks to achieve absolute dollar denominated returns on a substantial capital base primarily by combining multiple hedged and leveraged systematic investment strategies with proprietary risk management and execution techniques. These systematic strategies include, but are not limited to, technical and statistically-based, fundamental-based, event-based, market condition-based and spread-based strategies as well as contributor-based and/or sentiment-based strategies and blended strategies. FTV primarily utilizes systematic strategies to gain broad macro exposure to FX, fixed income, equity and credit indices and commodities, predominantly by trading futures, spots, forwards, options, swaps, cash bonds and exchange traded products. STV primarily utilize systematic strategies to trade U.S.-listed equity securities and related instruments and derivatives. ESTV primarily utilize systematic strategies to trade non-U.S.-listed equity securities and related instruments and derivatives. At June 30, 2023, the Company owns a 18.7%, 16.0% and 8.5% interest in each of the FTV, STV and ESTV funds, respectively.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Two Sigma Hamilton Fund invests in STV, FTV and ESTV (together with any other trading vehicles used by the Two Sigma Hamilton Fund in the future, the “Two Sigma Funds”), which are stated at their estimated fair values, which generally represent the Company’s proportionate interest in the members’ equity of the Two Sigma Funds as reported by the respective funds based on the net asset value (“NAV”) provided by the fund administrator. The Company accounts for its investment in Two Sigma Funds under the variable interest model at NAV as a practical expedient for fair value in the consolidated balance sheets.
The Company’s investments in Two Sigma Funds at June 30, 2023 and December 31, 2022 are as follows:

	2023			2022
($ in thousands)	Cost	Net Unrealized Gains (Losses)	Fair Value	Cost	Net Unrealized Gains (Losses)	Fair Value
Two Sigma Futures Portfolio, LLC (FTV)	$372,754	$(24,683)	$348,071	$438,625	$(95,213)	$343,412
Two Sigma Spectrum Portfolio, LLC (STV)	256,642	39,773	296,415	171,135	57,982	229,117
Two Sigma Equity Spectrum Portfolio, LLC (ESTV)	168,016	55,984	224,000	121,340	46,867	168,207
Total	$797,412	$71,074	$868,486	$731,100	$9,636	$740,736
The increase in the total fair value of the Company’s investments in Two Sigma Funds from $740.7 million at December 31, 2022 to $868.5 million at June 30, 2023 is primarily driven by collateral management within the Two Sigma Hamilton Fund. The total net assets managed in the Two Sigma Hamilton Fund represents our investment in and exposure to the Two Sigma Funds’ investment strategies. However, as part of Two Sigma’s collateral management processes, any capital not required to be held within one of the specific trading vehicles is held in cash or short-term investments within the Two Sigma Hamilton Fund as shown in the following table. The cash and short-term investment balances are not managed by the Company, nor can they be removed from the Two Sigma Hamilton Fund as they support the underlying investment strategies within the three trading vehicles.
The following table represents the total assets and total liabilities of the Two Sigma Hamilton Fund at June 30, 2023 and December 31, 2022. Creditors or beneficial interest holders of the Two Sigma Hamilton Fund have no recourse to the general credit of the Company as the Company’s obligation is limited to the amount of its committed investment.

($ in thousands)	2023	2022
Assets
Cash and cash equivalents	$470,833	$800,239
Short-term investments	326,092	264,104
Investments in Two Sigma Funds, at fair value	868,486	740,736
Interest and dividends receivable	1,983	2,076
Total assets	1,667,394	1,807,155

Liabilities
Accounts payable and accrued expenses	174	291
Withdrawal payable	4,497	145,738
Payable for investments purchased	18,250	48,095
Total liabilities	22,921	194,124
Total net assets managed by TS Hamilton Fund	$1,644,473	$1,613,031
Total net assets in the Two Sigma Hamilton Fund was $1.6 billion at each of June 30, 2023 and December 31, 2022.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Liquidity and Capital Resources
Liquidity
Liquidity is a measure of a company’s ability to generate cash flows sufficient to meet the short-term and long-term cash requirements of its business operations. The Company manages liquidity at the holding company and operating subsidiary level.
Management believes that its significant cash flows from operations and high quality liquid investment portfolio will provide sufficient liquidity for the foreseeable future. At June 30, 2023 and December 31, 2022, total unrestricted cash and cash equivalents were $0.8 billion and $1.1 billion, respectively, and total restricted cash and cash equivalents were $106.7 million and $130.8 million, respectively.
Holding Company
As a holding company, Hamilton Insurance Group, Ltd. has no operations of its own and its assets consist primarily of investments in its subsidiaries. Accordingly, Hamilton Insurance Group, Ltd.’s future cash flows depend on the availability of dividends or other statutorily permissible distributions, such as returns of capital, from its subsidiaries. The ability to pay such dividends and/or distributions is limited by the applicable laws and regulations of the various countries and states in which the Company’s subsidiaries operate (refer to Note 19, Statutory Requirements in the Consolidated Financial Statements for further details), as well as the need to maintain capital levels to adequately support insurance and reinsurance operations, and to preserve financial strength ratings issued by independent rating agencies.
During the six months ended June 30, 2023 and 2022, Hamilton Insurance Group, Ltd. received $7.0 million and $25.0 million, respectively, of distributions from its subsidiaries. Hamilton Insurance Group, Ltd.’s primary use of funds is interest payments on debt and credit facilities, capital investments in subsidiaries, and payment of corporate operating expenses. Management believes the dividend distribution capacity of Hamilton Insurance Group, Ltd.’s subsidiaries, which was estimated at $394.9 million at December 31, 2022, will provide Hamilton Insurance Group, Ltd. with sufficient liquidity for the foreseeable future.
Operating Subsidiaries
Hamilton Insurance Group, Ltd.’s operating subsidiaries primarily derive cash from the net inflow of premiums less claim payments related to underwriting activities and from net investment income. Historically, these cash receipts have been sufficient to fund the operating expenses of these subsidiaries, as well as to fund dividend payments to Hamilton Insurance Group, Ltd. The subsidiaries’ remaining cash flows are generally invested into the investment portfolio. The remaining cash flows have also been used to fund common share repurchases and to fund acquisitions in recent years.
The operating subsidiaries’ insurance and reinsurance business inherently provides liquidity, as premiums are received in advance (sometimes substantially in advance) of the time losses are paid. However, the amount of cash required to fund loss payments can fluctuate significantly from period to period, due to the low frequency and high severity nature of certain types of business written. As such, cash flows from operating activities may vary significantly between periods.
As discussed above, the payment of dividends by operating subsidiaries is, under certain circumstances, limited by the applicable laws and regulations in the various jurisdictions in which the subsidiaries operate. In addition, insurance laws require the insurance subsidiaries to maintain certain measures of solvency and liquidity. Management believes that each of the Company’s insurance subsidiaries and branches exceeded the minimum solvency, capital and surplus requirements in their applicable jurisdictions at December 31, 2022. Certain of the subsidiaries and branches are required to file Financial Condition Reports (“FCR”), with their regulators, which provide details on solvency and financial performance. Where required, these FCRs are posted on the Company’s website.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The regulations governing the Company’s principal operating subsidiaries’ ability to pay dividends and to maintain certain measures of solvency and liquidity and requirements to file FCRs are discussed in detail in Note 19, Statutory Requirements to the Company’s Consolidated Financial Statements.
Consolidated Cash Flows
Consolidated cash flows from operating, investing and financing activities in the years ended December 31, 2022 and November 30, 2021 and 2020 were as follows:

	For the years ended
($ in thousands)	December 31, 2022	November 30, 2021	November 30, 2020
Total cash provided by (used in):
Operating activities	$190,927	$226,529	$2,690
Investing activities	133,102	137,824	(180,125)
Financing activities	(69,617)	(67,996)	(26,724)
Effect of exchange rate changes on cash	(11,335)	(1,508)	2,702
Net increase (decrease) in cash and cash equivalents	$243,077	$294,849	$(201,457)
Cash inflows from insurance and reinsurance operations typically include premiums, net of acquisition costs, and reinsurance recoverables. Cash outflows principally include payments of losses and loss expenses, payments of premiums to reinsurers and operating expenses. Cash provided by operating activities fluctuates due to timing differences between the collection of premiums and reinsurance recoverables and the payment of losses and loss expenses, and the payment of premiums to reinsurers. Net cash provided by operating activities of $190.9 million in the year ended December 31, 2022, decreased from $226.5 million in the year ended November 30, 2021. Net cash provided by operating activities of $226.5 million in the year ended November 30, 2021 increased from $2.7 million in the year ended November 30, 2021.
Net cash provided by (used in) investing activities was $133.1 million, $137.8 million and $(180.1) million in the years ended December 31, 2022 and November 30, 2021 and 2020, respectively, primarily driven by the timing of investing activities and the net proceeds of turnover in our fixed maturity and short-term investments.
Net cash used in financing activities was $69.6 million, $68.0 million and $26.7 million in the years ended December 31, 2022 and November 30, 2021 and 2020, respectively. In each year, the primary driver of these outflows was incentive allocations paid to Two Sigma Hamilton Fund.
The Company believes that annual positive cash flows from operating activities will be sufficient to cover claims payments, absent a series of additional large catastrophic loss activity. However, should claim payment obligations accelerate beyond the Company’s ability to fund payments from operating cash flows, the Company would utilize cash and cash equivalent balances and/or liquidate a portion of the Company’s trading investment portfolio and/or access certain credit facilities. The Company’s trading portfolio is heavily weighted towards conservative, high quality and highly liquid securities. Management expects that, if necessary, the full value of cash and fixed income and short-term investments at December 31, 2022 could be available in one to three business days under normal market conditions; of this amount, $130.8 million in its trading portfolio related to restricted assets, which primarily support the Company’s obligations in regulatory jurisdictions where it operates as a non-admitted carrier (refer to Note 3, Investments in the Consolidated Financial Statements for further details).
In addition, if necessary, the Company generally has two options related to liquidating a portion of the investment portfolio in the Two Sigma Hamilton Fund, subject to Hamilton Re’s minimum investment commitment, which are as follows:
•Monthly liquidity - Subject to certain conditions, Hamilton Re may request a whole or partial withdrawal of its capital account, no later than fifteen days prior to the end of a calendar month, effective as of the last day of such calendar month.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•Daily liquidity - Subject to certain limited circumstances, including the need to meet obligations pursuant to Hamilton Re’s underwriting operations, Hamilton Re may request a withdrawal of all or a portion of its capital account upon at least one business day’s written notice of such withdrawal request date to the Managing Member. Claim payments pertaining to any such large catastrophic event would be paid out over a period spanning many months.
Consolidated cash flows from operating, investing and financing activities in the six months ended June 30, 2023 and 2022 were as follows:

	For the Six Months Ended
($ in thousands)	June 30, 2023	June 30, 2022
Total cash provided by (used in):
Operating activities	$75,854	$136,249
Investing activities	(351,922)	172,223
Financing activities	(8,195)	(69,913)
Effect of exchange rate changes on cash	2,278	(5,991)
Net increase (decrease) in cash and cash equivalents	$(281,985)	$232,568
Net cash provided by (used in) operating activities was $75.9 million and $136.2 million in the six months ended June 30, 2023 and 2022, respectively.
Net cash provided by (used in) investing activities was $(351.9) million and $172.2 million in the six months ended June 30, 2023 and 2022, respectively, primarily driven by the timing of investing activities and the net proceeds of turnover in our fixed maturity and short-term investments.
Net cash provided by (used in) financing activities was $(8.2) million and $(69.9) million in the six months ended June 30, 2023 and 2022, primarily driven by the repurchase of shares in each period. Outflows in the six months ended June 30, 2023 also included incentive allocations paid to Two Sigma Hamilton Fund.
Management expects that, if necessary, the full value of cash, fixed income and short-term investments at June 30, 2023 could be available in one to three business days under normal market conditions except for $473.3 million of restricted cash and investments which primarily support the Company’s obligations in regulatory jurisdictions where it operates as a non-admitted carrier (refer to Note 3, Investments in the Unaudited Condensed Consolidated Financial Statements for further details) and $219.2 million of restricted cash and investments which primarily support the Company’s letter of credit facilities (refer to Note 9, Debt and Credit Facilities in the Unaudited Condensed Consolidated Financial Statements for further details).
Capital Resources
Management monitors the Company’s capital adequacy on a regular basis and seeks to adjust its capital according to the needs of the business. In particular, the Company requires capital sufficient to meet or exceed the capital adequacy ratios established by rating agencies for maintenance of appropriate financial strength ratings and the capital adequacy tests performed by regulatory authorities. From time to time, rating agencies and regulatory authorities may make changes in their models and methodologies, which could increase the amount of capital the Company requires. The Company may seek to raise additional capital or return capital to shareholders through common share repurchases and cash dividends (or a combination of such methods). In the normal course of operations, management may from time to time evaluate additional share or debt issuances given prevailing market conditions and capital management strategies. In addition, the Company enters into agreements with financial institutions to obtain letter of credit facilities for the benefit of its operating subsidiaries to support their business operations. Management believes that the Company holds sufficient capital to allow it to take advantage of market opportunities and to maintain its financial strength ratings and comply with various local statutory regulations.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The following table summarizes consolidated total capital at December 31, 2022 and November 30, 2021:

	As at
($ in thousands)	December 31, 2022	November 30, 2021
Term loan, net of issuance costs	$149,715	$149,875
Shareholders' equity	1,664,183	1,787,445
Total	$1,813,898	$1,937,320
The Company’s total capital was $1.8 billion at December 31, 2022, a 6.4% decrease compared to $1.9 billion at November 30, 2021. The major factor contributing to the decrease in total capital during the period ended December 31, 2022 was:
•A comprehensive loss of $133.9 million, which was primarily related to the Company’s net losses for the year ended December 31, 2022 and the one month ended December 31, 2021 (see Consolidated Results of Operations), partially offset by $10.6 million of share based compensation expense.
The following table summarizes consolidated total capital at June 30, 2023 and December 31, 2022:

	As at
($ in thousands)	June 30, 2023	December 31, 2022
Term loan, net of issuance costs	$149,772	$149,715
Shareholders' equity	1,752,154	1,664,183
Total	$1,901,926	$1,813,898
The Company’s total capital was $1.9 billion at June 30, 2023, a 4.9% increase compared to $1.8 billion at December 31, 2022. The major factor contributing to the increase in total capital during the six months ended June 30, 2023 was:
•A comprehensive income of $88.3 million, which primarily related to the Company’s net income for the six months ended June 30, 2023.
Debt
On June 23, 2022, the Company renewed its unsecured $150 million term loan credit arrangement, as amended from time to time (the “Facility”), with various lenders as arranged by Wells Fargo Securities, LLC. All or a portion of the loan issued under the renegotiated Facility bears interest at either (a) the Base Rate plus the Applicable Margin or (b) the Adjusted Term Secured Overnight Financing Rate (“SOFR”) plus the Applicable Margin, at the Company's discretion. In the event of default, an additional 2% interest in excess of (a) or (b) will be levied, not to exceed the highest rate permissible under applicable law, and certain types of loans may not be available for borrowing by the Company under the Facility. The Facility matures on June 23, 2025, unless accelerated pursuant to the terms of the Facility, and it contains usual and customary representations, warranties, conditions and covenants for bank loan facilities of this type. The Facility also contains certain financial covenants which cap the ratio of consolidated debt to capital and require that the Company maintain a certain minimum consolidated net worth. The net worth requirement is recalculated effective as of the end of each fiscal quarter. As of December 31, 2022, the outstanding loan balance was $150.0 million, the fair value was $150.8 million, the unamortized issuance costs were $0.2 million, and the Company was in compliance with all covenants.
Debt issuance costs are amortized over the period of time during which the Facility is outstanding, as an offset to investment income. The Company amortized debt issuance costs of $0.1 million or less in each of the six months ended June 30, 2023 and 2022.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Common Shares
The Company’s authorized and issued share capital at June 30, 2023 and December 31, 2022 is comprised as follows:

($ in thousands, except share and per share amounts)
Authorized:
135,000,000 common shares of $0.01 par value each
Issued, outstanding and fully paid:	2023	2022
Class A common shares (2023 and 2022: 30,520,078)	$305	$305
Class B common shares (2023: 42,638,190 and 2022: 42,042,155)	426	420
Class C common shares (2023 and 2022: 30,525,626)	305	305
Total	$1,036	$1,030
In general, holders of Class A common shares and Class B common shares have one vote for each common share held. However, each holder of Class A common shares and Class B common shares is limited to voting (directly, indirectly or constructively, as determined for U.S. federal income tax purposes) that number of common shares equal to 9.5% of the total combined voting power of all classes of shares of the Company. In addition, the Board of Directors may limit a shareholder’s voting rights when it deems it appropriate to do so to avoid certain material adverse tax, legal or regulatory consequences to the Company or any direct or indirect shareholder or its affiliates. The Company Bye-laws provide for the redesignation of shares from (i) Class A common shares to Class B common shares automatically upon any transfer, whether or not for value, from (ii) Class A common shares and Class B common shares to Class C common shares at the request of the transferring shareholder and subject to approval by a Simple Majority of the Board and, (iii) from Class C common shares to Class B common shares upon approval by a Simple Majority of the Board.
Credit Facilities
The Company has several available letter of credit facilities and a revolving loan facility provided by commercial banks. The letter of credit facilities are utilized to provide collateral to reinsureds of Hamilton Re and its affiliates to the extent required under reinsurance agreements and to support capital requirements at Lloyd’s.
On June 23, 2022, the Company and Hamilton Re amended and restated their unsecured credit agreement with a syndication of lenders (the “Unsecured Facility”). Under the Unsecured Facility, the lenders have agreed to provide up to an aggregate of $415 million of letter of credit capacity for Hamilton Re, up to $150 million of which may be utilized for revolving loans to be issued to the Company. Letters of credit issued under the facility bear interest at a rate of 150 basis points, while revolving loans if issued are subject to a fee of SOFR plus a margin of 185 basis points. To the extent such loans are issued, the available letter of credit capacity shall decrease proportionally, such that the aggregate credit exposure for the lenders under the credit agreement is $415 million. Amounts unutilized under the facility are subject to a fee of 22.5 basis points. Capacity is provided by Wells Fargo, National Association, Truist Bank, BMO Harris Bank N.A., Commerzbank AG, New York Branch, HSBC Bank USA, N. A., and Barclays Bank PLC. Unless renewed or otherwise terminated in accordance with its terms, the Unsecured Facility is scheduled to terminate on June 23, 2025. At June 30, 2023, there were no loan amounts outstanding under this facility.
On August 13, 2021, Hamilton Re and HIDAC entered into a committed letter of credit facility agreement with Bank of Montreal (“BMO”), with the Company as guarantor, under which BMO agreed to make available a secured letter of credit facility of $50 million for a term that will expire on August 13, 2023. The facility bears a fee of 40 basis points for letters of credit issued and 15 basis points on any unutilized portion of the facility. This facility was renewed under the same terms and conditions on August 11, 2023 for an additional term expiring on August 13, 2024.
On October 27, 2022, Hamilton Re amended its letter of credit facility agreement with UBS AG (“UBS”) under which UBS and certain of its affiliates agreed to make available to Hamilton Re a secured letter of credit facility of

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
$100 million for a term that will expire on October 27, 2023. The facility bears a fee of 140 basis points on the total available capacity.
In addition, Hamilton Re is the borrower under a $205 million unsecured letter of credit facility agreement that it utilizes to provide Funds at Lloyd's (“FAL”) (“FAL LOC Facility”) to support the FAL requirements of Syndicate 4000. Capacity is provided by Barclays Bank PLC, ING Bank N.V., London Branch, and Bank of Montreal, London Branch. The facility bears a fee of 162.5 basis points on the borrowed amount.
The Company’s obligations under its credit facilities require the Company, Hamilton Re and the other parties thereto to comply with various financial and reporting covenants. All applicable entities were in compliance with all such covenants at June 30, 2023.
The Company anticipates renewing its existing credit facilities at their stated expiry dates on materially similar terms to the expiring.
Certain of the Company's credit facilities are secured by pledged interests in the Two Sigma Hamilton Fund or the Company's fixed income security portfolio or cash. The Company’s credit facilities at June 30, 2023, and associated securities pledged, were as follows:

($ in thousands)	2023
Available letter of credit and revolving loan facilities - commitments	$921,168
Available letter of credit and revolving loan facilities - in use	673,809

Security pledged under letter of credit and revolving loan facilities:
Pledged interests in TS Hamilton Fund	$225,302
Pledged interests in fixed income portfolio	213,029
Cash	6,201
Financial Strength Ratings
The Company’s principal insurance and reinsurance operating subsidiaries are assigned financial strength ratings from internationally recognized rating agencies, including A.M. Best and Kroll Bond Rating Agency. These ratings are publicly announced and are available directly from the agencies, and on the Company’s website.
Financial strength ratings represent the opinions of the rating agencies on the overall financial strength of a company and its capacity to meet the obligations of its insurance and reinsurance contracts. Independent ratings are one of the important factors that establish a competitive position in insurance and reinsurance markets. The rating agencies consider many factors in determining the financial strength rating of an insurance company, including the relative level of statutory surplus necessary to support the business operations of the company. These ratings are based on factors considered by the rating agencies to be relevant to policyholders, agents and intermediaries and are not directed toward the protection of investors. Ratings are not recommendations to buy, sell or hold securities.
On May 26, 2023, Hamilton Insurance Group, Ltd. received a positive outlook from A.M. Best, an internationally recognized agency, and affirmation of its Financial Strength Rating of “A-” (Excellent) and the Long-Term Issuer Credit Ratings of “a-” (Excellent) of Hamilton Re and Hamilton Insurance DAC, each a wholly owned subsidiary of Hamilton.
Paid and unpaid losses and loss adjustment expenses recoverable
In the normal course of business, the Company seeks to reduce the potential amount of loss arising from claim events by reinsuring certain levels of risk with other reinsurers. See “Critical Accounting Estimates—Ceded Reinsurance and Unpaid Losses and Loss Adjustment Expenses Recoverable” for a detailed discussion of the Company’s risks related to ceded reinsurance agreements and the Company’s process to evaluate the financial condition of its reinsurers.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
At June 30, 2023 and December 31, 2022, the distribution of the Company’s paid and unpaid losses and loss adjustment expenses recoverable categorized by credit rating was as follows:

	% of total paid and unpaid losses and loss adjustment expenses recoverable
Classification	June 30, 2023	December 31, 2022
Collateralized	32.0%	33.8%
A- or better	67.4%	65.6%
Below A-	0.6%	0.6%
Total	100.0%	100.0%
At June 30, 2023 and December 31, 2022, the Company’s paid and unpaid losses and loss adjustment expenses recoverable balance was $1.3 billion at each period end. At June 30, 2023, 32.0% is fully collateralized by reinsurers, 67.4% is recoverable from reinsurers rated A- or better by major rating agencies and 0.6% is recoverable form reinsurers rated lower than A- by major rating agencies (December 31, 2022 - 33.8%, 65.6% and 0.6%, respectively).
At June 30, 2023 and December 31, 2022, the three largest balances by reinsurer accounted for 31% (fully collateralized), 20% and 12% and 31% (fully collateralized), 17% and 11%, respectively, of paid and unpaid losses and loss adjustment expenses recoverable.
Reserve for unpaid losses and loss adjustment expenses
The Company establishes loss reserves using actuarial models, historical insurance industry loss ratio experience and loss development patterns to estimate its ultimate liability of all losses and loss adjustment expenses incurred with respect to premiums earned on the contracts at a given point in time. Loss reserves do not represent an exact calculation of the liability. Estimates of ultimate liabilities are contingent on many future events and the eventual actual outcome of these events may be substantially different from the assumptions underlying the reserve estimates. The Company believes that the recorded reserve for losses and loss adjustment expenses represents management’s best estimate of the cost to settle the ultimate liabilities based on information available at December 31, 2022.
See “Critical Accounting Estimates—Reserve for Losses and Loss Adjustment Expenses” below for a detailed discussion of losses and loss expenses.
See Note 10, Reserve for Losses and Loss Adjustment Expenses to the Consolidated Financial Statements for the reconciliation of the gross and net reserve for losses and loss adjustment expenses and for a discussion of prior year reserve development.
Contractual Obligations and Commitments
At December 31, 2022, contractual obligations and commitments by period due were:

	Payment Due by Year
($ in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt(1)	$150,000	$—	$150,000	$—	$—
Estimated interest payments(1)	22,231	8,991	13,240	—	—
Total debt obligations	172,231	8,991	163,240	—	—
Losses and loss adjustment expenses(2)	2,856,275	867,867	914,522	431,887	641,999
Operating lease obligations(3)	8,878	2,845	4,419	1,614	—
Total	$3,037,384	$879,703	$1,082,181	$433,501	$641,999

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
_________________
(1)Estimated debt payments have been calculated in the above table with reference to the interest rate in effect at December 31, 2022. Refer to Note 12, Debt and Credit Facilities in the Consolidated Financial Statements for further details.
(2)Losses and loss adjustment expenses are presented gross of estimated recoveries. The amount and timing of associated cash flows are subject to significant judgement based on the best information currently available and actual settlement may vary significantly from the estimates presented above. Refer to “Critical Accounting Estimates—Losses and Loss Adjustment Expenses” for further detail.
(3)Refer to Note 17, Commitments and Contingencies in the Consolidated Financial Statements for further detail on our lease commitments.
Transactions with Related Parties
The discussion of transactions with related parties is included in Note 18, Related Party Transactions in the Company’s Consolidated Financial Statements.
Qualitative and Quantitative Disclosures About Market Risk
Overview
We believe the Company’s exposure to market related risk arises primarily from: interest rate risk, credit spread risk, foreign currency risk and inflation.
We performed a sensitivity analysis to estimate the effects that market risk exposures could have on the future earnings, fair values or cash flows at December 31, 2022 and November 30, 2021. Although this exercise focuses on identifying risk exposures that only impact the market value of assets, it is important to recognize that these risks are significantly mitigated by the Company’s investment strategy, which is designed to result in an economic valuation of assets and liabilities that is generally offsetting.
The sensitivity analysis performed at December 31, 2022 and November 30, 2021 presents hypothetical changes in cash flows, earnings and fair values of market sensitive instruments which were held by the Company on those dates in response to changes in valuation inputs selected by the Company. This risk management discussion and the estimated amounts generated from the following sensitivity analysis represent forward-looking statements of market risk assuming certain future market conditions occur. Actual future results may differ materially from these projections due to actual developments in the global financial markets that are inconsistent with our current assumptions. The analysis methods used by the Company to assess and mitigate risk should not be considered indicators of future events of losses.
Interest Rate Risk
The fair value of our fixed maturity and short-term investments trading portfolio fluctuates with changes in interest rates. As a result, the Company is exposed to interest rate risk with respect to both our overall net economic asset position, and from an accounting standpoint, as the assets are carried at fair value.
We manage interest rate risk by structuring our fixed maturity and short-term investments portfolio so that the economic impact of a general interest rate shift on the portfolio is comparable to the corresponding impact on the related liabilities. The Company believes that duration matching our financial assets and underwriting liabilities mitigates the overall interest rate risk on an economic basis. While this matching of duration reduces the economic impact of interest rate changes on the Company, changes in interest rates do impact our shareholders’ equity because our liabilities are carried at their nominal value, and are not adjusted for changes in interest rates.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The following tables summarize the aggregate hypothetical increase (decrease) in the fair value of the Company’s fixed maturity and short-term investments trading portfolio from an immediate parallel shift in the treasury yield curve, assuming credit spreads remain constant, and reflecting the use of an immediate time horizon, since this presents the worst-case scenario:

($ in thousands)	Interest Rate Shift in Basis Points
December 31, 2022	-100	-50	Base	50	100
Fair value of fixed income securities and short-term investments	$1,589,719	$1,567,448	$1,545,587	$1,524,092	$1,502,992
Percentage change in fair value	2.9%	1.4%	—%	(1.4)%	(2.8)%
Net increase (decrease) in fair value	$44,132	$21,861	$—	$(21,495)	$(42,595)

($ in thousands)	Interest Rate Shift in Basis Points
November 30, 2021	-100	-50	Base	50	100
Fair value of fixed income securities and short-term investments	$1,737,425	$1,718,324	$1,699,234	$1,680,161	$1,661,090
Percentage change in fair value	2.2%	1.1%	—%	(1.1)%	(2.2)%
Net increase (decrease) in fair value	$38,191	$19,090	$—	$(19,073)	$(38,144)
Credit Spread Risk
The Company considers the impact of credit spread movements on the fair value of our fixed maturity and short-term investments trading portfolio. As credit spreads widen, the fair value of our fixed maturity and short-term investments trading portfolio decreases, and vice versa.
The following tables summarize the aggregate hypothetical increase (decrease) in the fair value of the Company’s fixed maturity investments and short-term investments trading portfolio from an immediate parallel shift in credit spreads, assuming the treasury yield curve remains constant, reflecting the use of an immediate time horizon since this presents the worst-case scenario:

($ in thousands)	Credit Spread Shift in Basis Points
December 31, 2022	-100	-50	Base	50	100
Fair value of fixed income securities and short-term investments	$1,569,513	$1,557,501	$1,545,587	$1,533,742	$1,522,005
Percentage change in fair value	1.5%	0.8%	—%	(0.8)%	(1.5)%
Net increase (decrease) in fair value	$23,926	$11,914	$—	$(11,845)	$(23,582)

($ in thousands)	Credit Spread Shift in Basis Points
November 30, 2021	-100	-50	Base	50	100
Fair value of fixed income securities and short-term investments	$1,722,970	$1,711,188	$1,699,234	$1,687,124	$1,674,850
Percentage change in fair value	1.4%	0.7%	—%	(0.7)%	(1.4)%
Net increase (decrease) in fair value	$23,736	$11,954	$—	$(12,110)	$(24,384)
Investment in Two Sigma Funds
We hold investments in the following Two Sigma Funds: FTV, STV and ESTV. Our investments in these Two Sigma Funds are stated at their estimated fair values, which generally represent the Company’s proportionate interest in the members’ equity of the Two Sigma Funds as reported by the respective funds based on the NAV provided by the fund administrator. The Company accounts for its investment in Two Sigma Funds under the variable interest model at NAV as a practical expedient for fair value in the consolidated balance sheets. Increases or decreases in such fair value are recorded within net realized and unrealized gains (losses) on investments in the Company’s consolidated statements of operations. The Company records contributions and withdrawals related to its investments in the funds on the transaction date.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Assuming a hypothetical 10% and 30% increase or decrease in the value of our investments in Two Sigma Funds as of December 31, 2022, the carrying value of these investments would have increased or decreased by approximately $74.1 million and $222.2 million, pre-tax, respectively.
Foreign Currency Risk
The Company’s functional currency for consolidated reporting is the U.S. dollar. We routinely write business in currencies other than U.S. dollars and invest a portion of our cash and investments in those currencies. All of the Company’s operating entities have U.S. dollar functional currencies. As a result, we may experience foreign exchange gains and losses in our consolidated financial statements.
The Company is primarily impacted by the foreign currency risk exposures from its underwriting operations and fixed maturity and short-term investments trading portfolio, and may, from time to time, enter into foreign currency forward and option contracts to minimize the effect of fluctuating foreign currencies on the value of non-U.S. dollar denominated assets and liabilities. Generally, the Company will match its projected non-U.S. dollar foreign currency underwriting related assets and liabilities with investments and cash in the same currencies to manage our exposure to foreign currency fluctuations and reduce the volatility of foreign exchange gains and losses on our results of operations.
See Note 2(k) Foreign Exchange in the Consolidated Financial Statements for additional information.
The following tables summarize the estimated effects of a hypothetical 10% movement in the value of the U.S. dollar against select foreign currencies would have had on the carrying value of our net assets:

	December 31, 2022
($ in millions)	-10%	+10%
GBP	$6.7	$(6.7)
JPY	0.6	(0.6)
EUR	4.9	(4.9)
CAD	(4.0)	4.0
AUD	$(1.1)	$1.1
Effects of Inflation
Historically, inflation has not had a material effect on the Company’s consolidated results of operations. However, global economic inflation has recently increased and there is a risk that it will remain elevated for an extended period. Inflation is subject to many macroeconomic factors beyond our control, including global banking policy, political risks, supply chain issues, and the continuing impact of the COVID-19 pandemic. An inflationary economy may result in higher claims and claims expenses, negatively impact the performance of our fixed income security investment portfolio, or increase our operating expenses, among other unfavorable effects. The ultimate effects of an inflationary or deflationary period are subject to high uncertainty and cannot be accurately estimated until the actual costs are known.
In the wake of a catastrophe loss there is a risk of specific inflationary pressures in the local economy, which is considered in our catastrophe loss models. Similarly, the Company incorporates the anticipated effects of inflation in our ultimate estimate of the reserves for unpaid losses and loss adjustment expenses on certain long-tail lines of business. As with general economic inflation, the actual effects of inflation on reserves for losses and loss adjustment expenses and results of operations cannot be accurately known until all of the underlying claims are ultimately settled.
For a discussion of the impact of increases and decreases in interest rates on the Company’s fixed maturity and short-term investments trading portfolio, see above.
In recent years, we have experienced an increase in loss costs as a result of relatively high inflation in several locations in which we have exposure. We have seen high inflation in many components of our claims payments

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
across all lines. The underlying drivers of increased claims costs include, but are not limited to consumer prices, retail prices, wages, property rebuild costs and energy prices. In response to the rising costs driven by inflation, we conducted a thorough assessment of loss cost inflation, which we used to update our pricing models and reserving and planning assumptions. This analysis suggests that the positive rate movement we have achieved has matched or exceeded loss cost trends when we account for current rates of inflation and forecasted rates of future inflation. However, there is a risk that our inflation assumptions and forecasts prove to be insufficient or may be different from the actual impact of those inflation drivers upon our future claim payments, which could negatively impact our future earnings.
Long-term Incentive Compensation
Compensation benefits include employee participation in a plan known as the Value Appreciation Pool (“VAP”). The VAP is intended to align long-term Company and shareholder interests by rewarding employees with 10% of any increase in the multiple of the Company's estimated fair market value to GAAP shareholders' equity between the December 1, 2020 VAP inception date, and either an interim trigger event or ultimate plan maturity on November 30, 2025. The VAP will settle in two tranches: the first settlement upon either plan maturity or the occurrence of a trigger event, and the second twelve months later. As of December 31, 2022, no expense was recognized related to the VAP and the fair value of the compensation cost was estimated at each reporting date using both a market approach and an income approach and the resulting intrinsic value expensed over the period for which the employee is required to provide services in exchange for the award, with any changes in the intrinsic value recorded in compensation expense by a cumulative catch-up adjustment. The VAP is subject to graded vesting of its two settlement tranches. Forfeitures are recognized as they occur.
With effect from March 10, 2023, the Company revised the VAP to include an Underpin, such that if the ratio of the Company's estimated fair market value to GAAP shareholders' equity on the trigger event date is less than 1.15, the value of the award will be calculated with reference to a minimum ratio of 1.15 in order to provide for a minimum payment in respect of the award. In the event that the Underpin comes into effect, the VAP will settle in two equal tranches: the first settlement upon the first anniversary of the trigger event, and the second twelve months later. There was no impact on the Company’s results of operations, financial position or cash flows as a result of the revision, and all other terms and conditions remain materially unchanged.
On May 15, 2023, the Company completed an initial confidential filing and became a public entity. As a result, we remeasured the VAP using a fair value based method in accordance with the guidance in ASC 718, Compensation – Stock Compensation and recorded an accrual of $4.4 million, of which $4.2 million was recorded as an adjustment to retained earnings in "Share compensation expense". The fair value of the compensation cost will be estimated at each reporting date and expensed over the period for which the employee is required to provide services in exchange for the award, with any changes in the fair value recorded in compensation expense by a cumulative catch-up adjustment.
In the event that the Underpin comes into effect, management estimates the minimum fair value of the VAP at the offering date to be approximately $X million subject to vesting conditions.
Recent Accounting Pronouncements
At December 31, 2022, there were no recently issued accounting pronouncements that have not yet been adopted that management expects could have a material impact on the Company’s results of operations, financial condition or liquidity. See Note 2(s), Recent Accounting Pronouncements in the Consolidated Financial Statements.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
OUR INDUSTRY
Property & Casualty Insurance & Reinsurance
Insurance is a contract or an agreement in which one party, the insured, pays regular payments, called premiums, to another party, the insurer, who promises to pay money or provide financial protection if the insured suffers a specified loss, injury, death, or damage by a contingency or a peril.
Reinsurance is a form of insurance that an insurance company buys from another insurance company to reduce its risk of paying a large claim or aggregation of claims. The practice allows insurers to transfer portions of their risk portfolios to other parties by some form of agreement to reduce the likelihood of paying a large obligation or a series of obligations resulting from one or more insurance claims. Companies that seek reinsurance are called ceding companies or cedants. The reinsurer agrees to pay for the loss that the ceding company suffers when it pays on the original insurance contract. Note that reinsurance does not discharge the cedant from its liability to policyholders; rather, it reimburses the cedant for covered losses.
Property & Casualty Industry
The property and casualty (“P&C”) industry is a general term for all insurance and reinsurance business, except for life insurance and reinsurance. P&C provides protection from covered loss events, such as damage to property or liability claims by third parties. Property insurance provides protection against risks to property such as fire, theft, or other physical damages such as those caused by natural catastrophe events. Property losses are generally short-tailed, which means that they are usually known and reported within a relatively short period of time after the underlying loss event has occurred. Casualty insurance generally refers to insurance that covers liability for third-party injuries, negligent acts or omissions. Casualty losses are generally medium to long-tailed, which means there can be a delay between the occurrence of a loss and the time it is paid by the insurer. In addition to the property-casualty distinction, P&C insurance can be classified into personal lines, where insurance is provided to individuals, and commercial lines, where insurance is provided to businesses.
Standard and Specialty Market
The P&C insurance industry can be divided between Standard and Specialty insurance markets. Standard or Admitted insurance products generally cover more homogenous risks and offer more standardized coverages. Admitted insurance providers must follow certain regulations, including, but not limited to, restrictions or prior approvals for changes to premium rates or coverage forms. In turn, policyholders of Admitted insurance carriers receive protection from the state guaranty fund in the event of insolvency of that insurance carrier. Although there is no standard definition of “Specialty insurance,” the Specialty or Non-Admitted insurance market, also known as the E&S market, provides products with more flexible policy forms and rates as compared to the Standard market. Insurance customers seek coverage from the Specialty market given the ability of this market to provide coverage that meets their unique risk characteristics, where the Admitted market does not or will not provide that coverage. Within the P&C industry, we operate primarily in the Specialty insurance market.
Market Size
The global market for P&C insurance generated approximately $1.8 trillion in premiums during 2021, according to McKinsey. The U.S. P&C industry is the largest insurance market in the world and generated approximately $793 billion in premiums during 2021, according to S&P Global.
The global market for P&C reinsurance, a subset of the global market for P&C insurance, is estimated at approximately $184 billion during 2020 according to A.M. Best.
In 2021, the U.S. non-admitted (or E&S) market was approximately $83 billion in annual gross premiums written and represented 10.4% of the total U.S. P&C industry premium, and 20.4% of U.S. P&C commercial lines premium, according to A.M. Best. Lloyd’s is the largest market in the world for U.S. non-admitted business, making up approximately 17% of the total premium written in 2021, also according to A.M. Best.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
BUSINESS
Our Company
Overview of Our Business
We are a global specialty insurance and reinsurance company founded in Bermuda in 2013. We harness multiple drivers to create shareholder value. These include diverse underwriting operations supported by proprietary technology and a team of over 500 full-time employees, a strong balance sheet, and a unique investment management relationship with Two Sigma. We operate globally, with underwriting operations in Lloyd’s, Ireland, Bermuda, and the United States. We are led by an entrepreneurial and experienced management team that have almost tripled our gross premiums written over the last five years, from $571 million for the year ended November 30, 2018 to $1.6 billion for the year ended December 31, 2022, while also reducing our combined ratio by 22 percentage points. We believe the combined effects of organic premium growth, strategic acquisition, new market developments and continuous platform cost optimization leave us well positioned to capitalize on the favorable market conditions across the lines of business written by our established and scaled underwriting platforms.
We operate three principal underwriting platforms (Hamilton Global Specialty, Hamilton Select and Hamilton Re) that are categorized into two reporting business segments (International and Bermuda):
•International: Accounting for 57% of gross premiums written for the year ended December 31, 2022, International consists of business written out of our Lloyd’s syndicate and subsidiaries based in the United Kingdom, Ireland, and the United States, and includes the Hamilton Global Specialty and Hamilton Select platforms.
◦Hamilton Global Specialty focuses predominantly on commercial specialty and casualty insurance for medium to large-sized accounts and specialty reinsurance products written by Lloyd’s Syndicate 4000 and HIDAC. Syndicate 4000, a leading Lloyd’s syndicate, generates a significant portion of premium from the U.S. E&S market and has ranked among the most profitable and least volatile syndicates at Lloyd’s over the last 10 years.
◦Hamilton Select, our recently launched U.S. domestic E&S carrier, writes casualty insurance for small to mid-sized clients in the hard-to-place niche of the U.S. E&S market. We believe it presents meaningful and profitable growth opportunities in the near to long term, further expanding our footprint in the U.S. E&S market.
◦Our International segment had gross premiums written of $176 million, $277 million, $662 million, $892 million and $933 million for the years ended November 30, 2018 through November 30, 2021 and December 31, 2022, respectively, with a corresponding combined ratio of 136%, 153%, 111%, 108% and 97% for the same periods.
•Bermuda: Accounting for 43% of our gross premiums written for the year ended December 31, 2022, Bermuda consists of the Hamilton Re platform, made up of Hamilton Re and Hamilton Re US. Hamilton Re writes property, casualty and specialty reinsurance business on a global basis and also offers high excess Bermuda market specialty insurance products, predominantly for large U.S. commercial risks. Hamilton Re US writes casualty and specialty reinsurance business on a global basis.
◦Our Bermuda segment had gross premiums written of $396 million, $454 million, $425 million, $554 million and $713 million for the years ended November 30, 2018 through November 30, 2021 and December 31, 2022, respectively, with a corresponding combined ratio of 122%, 110%, 111%, 104% and 110% for the same periods.
Our evolution into a specialty insurance and reinsurance company reached a significant turning point in 2018 with the hiring of Pina Albo, our Group CEO and the start of our Strategic Transformation. Ms. Albo is a 30+ year veteran in the insurance industry, having served as a member of the Board of Executive Management at Munich Re, where she had a 25-year career, as well as serving on the Board of Reinsurance Group of America, Incorporated (a

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Fortune 500 public company) and recently being appointed as the first female Chair of the Association of Bermuda Insurers and Reinsurers. The Strategic Transformation commenced in 2018, when we set a new strategy and business priorities and was propelled by the appointment of a management team focused on employing rigorous risk selection and creating sustainable underwriting profitability. The Strategic Transformation also included enhancing underwriting governance, re-underwriting and repositioning our business to increase the focus on casualty and specialty insurance and reinsurance lines, decreasing volatility and investing in business enabling technology. The Strategic Transformation was accelerated in 2019 when we acquired Pembroke Managing Agency and related entities, which included Pembroke Managing Agency (subsequently renamed Hamilton Managing Agency), Lloyd’s Syndicate 4000 and Ironshore Europe DAC (subsequently renamed Hamilton Insurance DAC or HIDAC). This acquisition doubled and diversified our premium base, increased our underwriting expertise and operational capabilities, and provided us with a fully-scaled Lloyd’s platform. As a result of the strategic actions taken in the context of the Strategic Transformation, in the five years since 2018, we increased gross premiums written at a compound annual rate of approximately 30%,8 reduced our combined ratio, optimized the portfolio mix by increasing the contribution from specialty insurance and strengthened our balance sheet. While the Strategic Transformation is complete, we continuously review our portfolio to optimize underwriting returns and opportunities, and drive additional benefits by regular collaboration with our GUC. We believe Hamilton is consequently well positioned to deliver growth and profitability in the current attractive market environment and across all market cycles.
Our proprietary technology has been a critical part of our Strategic Transformation by enabling the growth of our business and the execution of our strategy. This technology includes HARP, Timeflow, MINT, and Hamilton Insights. Unlike many of our peers, we are not burdened by legacy systems and have modernized, cloud based core platform which has enabled us to design and implement our proprietary systems to be a competitive advantage for our business.
The growth of our business is supported by a strong balance sheet. As of December 31, 2022, Hamilton had total assets of $5.8 billion, total invested assets of $3.3 billion and shareholders’ equity of $1.7 billion. Our total invested assets of $3.3 billion includes $1.3 billion of securities in our fixed maturity trading portfolio and short-term investments, or 39% of our total invested assets, with an average credit rating of Aa3 and of which 100% are investment grade. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Cash and Investments” for further detail by investment class. We also enjoy a low debt-to-capital ratio of 7.9% at June 30, 2023, which compares favorably to our peers and provides us with meaningful financial flexibility to execute against our strategy. The Company had a net loss attributable to common shareholders of $98.0 million for the year ended December 31, 2022. Cumulatively, since the inception of the Company, our net income attributable to common shareholders was $561.6 million. The Company has demonstrated its ability to withstand catastrophe and other significant loss events across changing market cycles and we believe it is well placed to take advantage of the current hard market conditions. Our prudent reserving approach fortifies our financial position and has resulted in reserve releases every year since inception.9
Our Lloyd’s syndicate benefits from financial strength ratings of “A” (Excellent) from A.M. Best, “A+” from S&P Global, “AA-” from KBRA and “AA-” from Fitch, all of which are NRSROs as defined under the Exchange Act. Our other insurance and reinsurance subsidiaries hold an “A-” (Excellent) rating from A.M. Best and an “A” rating from KBRA, each with a positive outlook. We believe these ratings demonstrate the financial strength of our insurance and reinsurance platforms and facilitate our ability to capitalize on new opportunities with our policyholders, cedants and distribution partners.
Unique Investment Management Relationship with Two Sigma
Our diversified underwriting model is complemented by a unique and long-term investment management relationship with Two Sigma. Founded in 2001, Two Sigma is a premier investment manager with a strong track record and approximately $60 billion of assets under management across affiliates as of April 1, 2023. Driven by a differentiated application of technology and data science, Two Sigma has over 2,000 employees across affiliates, including an experienced and diverse team of over 1,000 employees in research and development.
8 Gross premiums written from 2018 to 2022 were $571 million, $731 million, $1,087 million, $1,447 million, and $1,647 million, respectively.
9 Excluding the U.S. GAAP accounting impact of a loss portfolio transfer purchased in 2020.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Two Sigma manages $1.6 billion of our assets as of December 31, 2022 via our investment in the Two Sigma Hamilton Fund. The portion of our total invested assets managed by Two Sigma has declined from approximately 80% in 2018 to approximately 49% in 2022 and are expected to continue to decline naturally as our underwriting platforms and fixed income portfolio grow. The Two Sigma Hamilton Fund is a dedicated fund-of-one managed by Two Sigma with exposures to certain Two Sigma macro and equity strategies.10 The Two Sigma Hamilton Fund has been designed to provide low-correlated absolute returns, primarily by combining multiple hedged and leveraged systematic investment strategies with proprietary risk management investment optimization and execution techniques. The Two Sigma Hamilton Fund invests in a broad set of financial instruments and is primarily focused on liquid strategies in global equity, FX markets, exchange-listed and OTC options (and their underlying instruments) and other derivatives. This liquidity profile fits well with our business, while also providing the benefit of access to a dedicated fund-of-one.
Two Sigma has broad discretion to allocate invested assets to different opportunities. Its current investments include FTV, STV and ESTV. The Two Sigma Hamilton Fund’s trading and investment activities are not limited to these strategies and Techniques and the Two Sigma Hamilton Fund is permitted to pursue any investment strategy and/or Technique that Two Sigma determines in its sole discretion to be appropriate for the Two Sigma Hamilton Fund from time to time. In any given period, the performance of these individual portfolios may vary materially; however, the performance and risk profile of the Two Sigma Hamilton Fund is monitored at the overall fund level, rather than at the portfolio level. This is consistent with the manner in which investment management fees and performance incentive allocations are determined (i.e., fees and performance incentives are determined on by the overall performance of the fund, rather than the performance of each portfolio).
We have entered into a Commitment Agreement with Two Sigma, which includes a bilateral rolling three-year commitment period that automatically renews each year, until a non-renewal notice is provided by either party. The historical returns of the funds managed by Two Sigma (including the Two Sigma Hamilton Fund) are not necessarily indicative of future results. Two Sigma Hamilton Fund produced returns, net of investment management fees and performance incentive allocations, of 4.6%, 17.7% and (4.6%) for each of the years ended December 31, 2022 and November 30, 2021 and 2020, respectively. Hamilton pays arm’s-length management and incentive fees under this agreement. Our annualized return of 12.8% from 2014 to 2022 from the Two Sigma Hamilton Fund is net of these fees and incentive allocations. See “Risk Factors—Risks Related to Our Investment Strategy—We do not have control over the Two Sigma Hamilton Fund” for more information.
Our ESG Principles
Good corporate citizenship underscores everything we do. Our ESG approach is based on being a responsible corporate and global citizen and was affirmed through two different external assessments.
We apply a four-pillar philosophy across all areas of our business:
1.Accountability: We focus on employing equitable governance and oversight in an effort to ensure the best outcome for all of our stakeholders.
2.Social Impact: We have an inclusive culture underpinned by teamwork and collaboration. As part of that, we have had an engaged and active DEI Committee since 2018, made up of employee representatives from each of our key locations, across functions and seniority. We also have a diverse senior management team, with three of four of our group & underwriting platform CEOs being women. Notably, 45% of our Group Executive team and approximately 40% of our underwriting and claims leaders are female.
3.Underwriting: We are supportive of companies that are involved in the transition to alternative energy sources such as renewable energy, including wind and solar, and rolled out ESG-specific underwriting guidelines in the third quarter of 2022.
10 For the avoidance of doubt, Two Sigma serves as the investment manager of the Two Sigma Hamilton Fund. The Company is not a client of Two Sigma pursuant to the Investment Act of 1940, as amended.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
4.Investments: We strive to deploy our invested capital responsibly with established guidelines that are regularly monitored to align with our corporate values. Our investment managers are guided by the United Nations Principles for Responsible Investment.
Our Competitive Strengths
We believe that our corporate tagline, “In good company” embodies who we are as an organization. As a good corporate citizen, we strive to ensure that everyone we interact with – our clients and business partners, our people, our shareholders and the communities we serve – feel they are in good company with Hamilton. Our promise is enhanced by the strengths of our differentiated business model, which include:
Scaled, diversified, and global specialty insurance and reinsurance operations
The scale we have built since inception provides significant competitive advantages in the global markets we serve. We have grown our book both organically when market conditions were favorable, through product expansion and increasing client and broker channel distribution and inorganically, through the strategic acquisition of PMA in 2019.
Our business mix is well-balanced between insurance and reinsurance, and is diversified across geographies, risks, clients and products, with a majority of our business coming from specialty and casualty lines. Since 2018, our portfolio has evolved from 32% to 57% insurance, with reinsurance declining from 68% to 43% based on premium volume. For the year ended December 31, 2022, we recorded $1.6 billion of gross premiums written through our three principal underwriting platforms, with access to key markets around the world.
We believe that the scale and breadth of our book of business, our multiple underwriting platforms and product offerings allows us to dynamically respond to and manage market cycles, thus providing for more consistent performance and reduced volatility. We expect our recently launched Hamilton Select platform will continue to add business diversification and growth in the profitable hard-to-place niche of the U.S. E&S market, as well as the other markets they serve. Hamilton Global Specialty and Hamilton Re will also provide growth prospects in the U.S. E&S market. Overall, we believe our disciplined approach to scale, risk assessment, and diversification enables us to deliver on our goals of long-term profitability.
Disciplined and data-driven underwriting approach
Our underwriting platforms are each led by teams of experienced underwriters who are specialized in their product areas and able to set terms and conditions in several lines of business. Their expertise is supplemented by our strong technical tools, which provide the insights that enable our underwriters to intelligently price and structure our products and portfolio, maintain diversification, and in turn deliver attractive risk-adjusted profitability. Our underwriters adhere to a disciplined underwriting philosophy and guidelines, seeking to underwrite only profitable risks. Our underwriters regularly review their books of business, to ensure they are growing in the most profitable areas and restructure or do not renew underperforming accounts, thus optimizing our business portfolio. They benefit from quarterly discussions with our GUC which also reviews underwriting results, suggests strategic portfolio shifts, reviews risk appetites and tolerances for new and existing products and considers emerging risks and mitigation strategies together with our underwriting and executive leadership. Our review and risk selection processes are enhanced by our business intelligence and global management information system, Hamilton Insights, which is being expanded to provide all our underwriters with real-time data and self-service report generation to inform their underwriting decisions. Examples of the portfolio enhancing measures undertaken in the context of our Strategic Transformation since 2018 include: the launching of Hamilton Select and Hamilton Re US, growth of professional insurance lines, the strategic purchase of LPT in 2020 on certain casualty risks for Lloyd’s YOA in 2016, 2017 and 2018 and exit/remediation of unprofitable lines of business (e.g., agriculture and property binder business). The platforms have benefited from group wide, third party best practice reviews commissioned by our GUC and the fact that variable compensation is tied primarily to underwriting profitability.
We actively manage our risk exposure on a centralized basis, in order to allocate capital efficiently and optimize our returns. For example, we monitor tolerances for natural catastrophe risks utilizing PMLs for multiple regions and perils and we have reduced our PMLs as a result of proactive portfolio management. We believe our average annual

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
current year natural catastrophe losses as measured as a percentage of tangible book value were lower than those of many of our peers as a direct result of these actions for the five-year period from 2018 to 2022. We now see an opportunity to strategically deploy PML capacity to gain access to well-priced property insurance and reinsurance business as well as other profitable non-property lines of business.
Our methodical and disciplined approach to underwriting, bolstered by our experienced underwriting talent, collaboration with our GUC, strong analytics platforms, and the actions taken as part of the Strategic Transformation, have resulted in a reduction in our combined ratio by 22 percentage points since 2018. Our combined ratio for the year ended December 31, 2022, adjusted for Ukraine losses, was 96.4%. Additionally, the combined ratio for our International Segment for the year ended December 31, 2022, adjusted for Ukraine losses, was 92.5% and the combined ratio for our Bermuda Segment for the year ended December 31, 2022, adjusted for Ukraine losses, was 101.0%. In addition, through responsible management actions and technological efficiencies, we have reduced our expense ratio by 4% since 2019.
Separately, the Company’s combined ratio was 87.7% and 87.9% for the three months ended December 31, 2022 and March 31, 2023, respectively. The International Segment’s combined ratio was 90.9% and 89.1% for the three months ended December 31, 2022 and March 31, 2023, respectively and the Bermuda Segment’s combined ratio was 83.6% and 86.9% for the three months ended December 31, 2022 and March 31, 2023, respectively.
Proprietary technology infrastructure
Underpinning our business is sophisticated proprietary technology and analytics platforms. Unburdened by legacy systems, our technological capabilities enable operational efficiencies as we continue to scale and allow for nimble decision-making in a competitive marketplace.
We have built proprietary systems including HARP, a catastrophe modeling and portfolio accumulation management platform used for all our natural catastrophe-exposed risks. Reflecting decades of industry experience, HARP enables precise modifications and loads to be applied to vendor catastrophe model results to produce the HVR, the basis upon which all of our catastrophe modeling and accumulation management is conducted. HARP produces rapid management information and portfolio analytics to aid decision-making, and supports structural features such as reinstatement premium protections, cascading layers and trailing deductibles that many third-party systems are unable to handle. We believe HARP is one of the most sophisticated and user-friendly risk and exposure management systems in the industry.
The HVR enables us to manage natural catastrophe risk on a consistent basis, including pricing, underwriting, reserving, planning, capital modelling and accumulation management decisions. We believe that HVR is materially complete and appropriate to the current risk landscape. We accomplish this through vendor catastrophe models that serve as a baseline and our proprietary tools, the mainstay of which is HARP, that allow us to make a number of significant adjustments, and our model intelligence team that evaluates models and recommends changes. HVR utilizes a long-term trend in its baseline and adjusts it to consider a combination of short-term variability such as warm sea-surface temperature, non-modeled perils, secondary uncertainty and severity loads (such as missing exposures, loss adjustment expenses, and potential model miss). In aggregate, HVR produces loss estimates materially in excess of those provided by the baseline vendor models, but nonetheless may not be predictive of catastrophic events.
Our proprietary suite of technology also includes Timeflow (a global underwriting submission system), which enables us to digitize our submission intake process and orchestrate data entry across multiple systems, MINT (an underwriting workbench), which will, when fully deployed, enable our underwriters at Hamilton Select to fully digitize the quote/bind/endorsement process and Hamilton Insights (our business intelligence and management information system), used by underwriters to gain insights on our business and make informed decisions.
Differentiated asset management capabilities with Two Sigma to further enhance returns
We have a unique asset management strategy as our investment-grade fixed income investment portfolio is complemented by our separate portfolio managed by Two Sigma within the Two Sigma Hamilton Fund. Our ability to generate positive risk-adjusted yields through our complementary investment portfolios differentiates us from our

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peers who generally only have traditional investment allocations, concentrated primarily in investment-grade, long-only fixed income securities.
The Two Sigma Hamilton Fund is designed to provide low-correlated absolute returns and high liquidity. Two Sigma seeks to control risk systematically through the use of proprietary portfolio management and risk management systems and techniques. From 2014 to 2022, the Two Sigma Hamilton Fund produced an annualized return on invested assets of 12.8%, net of fees and incentive allocations. Our current allocation to the Two Sigma Hamilton Fund is approximately half of our invested assets. Our fixed income portfolio consists of traditional investment-grade fixed income securities which are conservative, fixed maturity and short-term investments (average rating of “Aa3” and duration of 3.2 years at December 31, 2022) and are managed by two other third-party investment managers. We believe that this balanced approach and unique access to the Two Sigma Hamilton Fund allows us to optimize our investment returns and drive additional shareholder returns that complement our underwriting operations.
Strong balance sheet with significant financial flexibility
As of December 31, 2022, we had consolidated GAAP shareholders’ equity of $1.7 billion, with limited intangibles. Our financial leverage ratio was 7.9% at June 30, 2023, which is meaningfully below many of our competitors. Our capital position is enhanced by a highly liquid investment strategy, with assets in the Two Sigma Hamilton Fund diversified across investment strategies, instruments and thousands of positions in liquid global markets. Over 95% of the Two Sigma Hamilton’s positions are level 1 assets as classified by ASC 820.
The Company had a net loss attributable to common shareholders of $98.0 million for the year ended December 31, 2022. Cumulatively, since the inception of the Company to December 31, 2022, our net income attributable to common shareholders was $561.6 million. The Company has demonstrated its ability to withstand catastrophe and other significant loss events across changing market cycles and we believe it is well placed to take advantage of the current hard market conditions.
Our balance sheet is supported by our robust reserve position, which is comfortably above the estimate of our external actuarial selected indications. Because we commenced operations in 2013, did not assume the loss and LAE reserves predating 2019 from the acquisition of PMA and purchased an LPT in 2020 on certain casualty risks for Lloyd’s YOA in 2016, 2017 and 2018, we have less exposure to legacy liabilities than many of our competitors. We have also posted favorable prior year reserve development since inception, averaging an annual release of 2.7 loss ratio points.11
Our Lloyd’s syndicate benefits from financial strength ratings of “A” (Excellent) from A.M. Best, “A+” from S&P Global, “AA-” from KBRA and “AA-” from Fitch, all of which are NRSROs as defined by the SEC. Our other insurance and reinsurance subsidiaries hold an “A-” (Excellent) rating from A.M. Best and an “A” rating from KBRA, each with a positive outlook. Maintaining strong ratings helps us demonstrate our financial strength to our policyholders, cedants and distribution partners and continues to unlock business.
Highly entrepreneurial and experienced leadership team fostering a distinctive and attractive culture
We consider ourselves a magnet for talent at all levels. Our executive officers are highly qualified and have an average of more than 20 years (and collectively over 230 years) of relevant experience in insurance and reinsurance. We are led by our Group Chief Executive Officer, Pina Albo, who has over 30 years of industry experience and was previously a Member of the Board of Executive Management of Munich Re, and the first North American woman to hold such a role. Several of our executive officers have long histories of working together at other organizations and have held senior management positions at large, established carriers. Members of our executive and management team have joined us from a number of reputable carriers such as AIG, AXIS, Chubb, CNA, Everest, Kinsale, Munich Re, Partner Re and Renaissance Re.
Our corporate tag-line, “in good company” underpins our employee value proposition and embodies our inclusive, entrepreneurial, and collaborative culture which drives our success in recruitment, development and
11 Excluding the U.S. GAAP accounting impact of a loss portfolio transfer purchased in 2020.

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retention of leading industry talent. Based on our most recent bi-annual engagement pulse survey, 84% of our workforce say that Hamilton is a great place to work, and 91% say we collaborate across teams to get the job done. Underscoring our culture is a strong commitment to DEI. Notably, 45% of our Group Executive team and approximately 40% of our underwriting and claims leads are female.
Our Strategy
We are a global specialty insurance and reinsurance company enhanced by data and technology, focused on producing sustainable underwriting profitability and delivering significant shareholder value. We intend to keep growing our diverse book of business by responding to changing market conditions, prudently managing our capital, and driving sustainable shareholder returns. The key pillars of our strategy include:
Prudently managing capital across different underwriting cycles
We seek to prudently manage our capital with the objective of effectively navigating different market conditions and generating strong underwriting margins throughout all market cycles. Our scaled and diversified platforms and product offerings, and our broad industry relationships provide significant opportunity to underwrite our chosen classes of property, casualty and specialty insurance and reinsurance as market opportunities arise. Leveraging our disciplined underwriting approach, balance sheet strength and flexibility, and real-time technology prowess, we can respond dynamically to capture opportunities as markets evolve.
We believe the current market conditions for insurance and reinsurance are favorable for all of our underwriting platforms, and particularly favorable for property-exposed reinsurance lines. Given our broad product offering, we believe Hamilton Re is particularly well positioned to increase our writings across multiple lines of business and negotiate attractive program structures as well as favorable terms and conditions. Hamilton Global Specialty is also capitalizing on current positive market conditions across its specialty insurance and reinsurance offerings. For example, our political violence team is currently growing its portfolio in an environment with much stronger pricing and improved terms and conditions given much greater demand for that product. We have also entered new lines of business where we see opportunity, such as the recent addition of marine hull. Hamilton Select is also benefiting from the increased flow of business and favorable market conditions in the U.S. E&S market where it is focused.
We believe our approach to managing capital across market cycles will allow us to grow our capital and fund the continued scaling of our business with our own resources. Our prudent approach to capital management may also allow us to return excess capital to investors over time, which may take the form of ordinary dividends, special dividends or share buybacks.
Driving sustainable underwriting profitability
One of our key strategic priorities is to produce sustainable underwriting profitability on the business we write and we believe we are well-positioned to do so following the Strategic Transformation. Our data-driven and disciplined underwriting processes position us to intelligently price and structure our products and our business portfolio. Our experienced underwriting, actuarial and catastrophe modeling teams rely on our strong technical tools and insights to inform underwriting decisions and drive additional benefits by regular collaboration with our GUC.
We maintain trusted and long-standing relationships with our clients and brokers, who we believe will continue to provide us with increased access to attractive business. Our disciplined underwriting approach has resulted in a reduction in our combined ratio by 22 percentage points since 2018 and improvement in our expense ratio every year since 2019. We expect to continue to leverage our robust underwriting processes, highly experienced teams, broad access to clients and brokers and real time analytics to address our clients’ needs and to garner attractive opportunities across all our underwriting platforms.
Pursuing disciplined and opportunistic growth of Hamilton Platforms
We see growth opportunities in both the insurance and reinsurance markets in which we operate and intend to pursue disciplined growth across all our underwriting platforms. In recent years the E&S market has benefited from a strong rate environment and increased submissions as business has shifted into the non-admitted market from the

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admitted market. Non-admitted insurers are able to cover unique and hard-to-place risks because they have flexibility of rate and form and can accommodate the unique needs of insureds who are unable to obtain coverage from admitted carriers.
We access the attractive U.S. E&S market via all three of our underwriting platforms.
•Hamilton Global Specialty writes E&S business on both its Lloyd’s and HIDAC platforms. It is an established specialty insurance market with specialized underwriting talent and strong broker and client relationships across the casualty, specialty and property insurance lines and is well positioned for growth in this market.
•Hamilton Re is also well positioned for scalable growth in the U.S. E&S insurance market given strong market conditions, with established teams in place for property insurance, excess casualty insurance and the newly-launched financial lines insurance.
•Hamilton Select, launched in 2021, further increases our access to the U.S. E&S insurance market at an opportune time. Hamilton Select plans to grow in the hard-to-place niche of the E&S market focused on small to medium sized risks, a segment which is expected to produce profitable results in all market cycles. Hamilton Select has a leadership and underwriting team with experience in its chosen hard-to-place niche from Kinsale as well as other recognized companies and also benefits from extensive distribution relationships in this attractive market segment. We believe the access our three underwriting platforms have to U.S. E&S insurance business will allow us to build a robust and diversified book of business and achieve our profitable growth objectives throughout various market cycles.
Reinsurance business offers a particularly attractive opportunity given the favorable rating environment and reduction of capacity at this time in the cycle and is expected to accelerate growth opportunities for us in the near term. A number of factors, including economic and social inflation, combined with rising interest rates and increases in the frequency and severity of natural catastrophe events in recent years, have created a supply/demand imbalance and are driving the most favorable market conditions seen in decades. We are a recognized market with deep client and broker relationships and have low counter-party credit concentration with many of our insurance partners, providing ample headroom for us to grow. We are well positioned to deploy capital quickly, efficiently and profitably through writing more reinsurance business, as well as retaining more of our own business.
Generating strong risk-adjusted returns for shareholders
Our strong, sustainable underwriting operations are complemented by our unique investment portfolio, which consists of (i) the Two Sigma Hamilton Fund, which has produced an annualized return of 12.8% from 2014 to 2022, net of fees and incentive allocation, and (ii) our investment grade fixed income portfolio which is currently benefiting from strong interest rates. We plan to continue to optimize our investment portfolio through a balanced allocation of invested assets and maintain the flexibility to adjust this allocation as needed. We believe our strategy of disciplined underwriting growth, balanced with our investment platform, will drive our ability to create shareholder value.
Our Market Opportunity
We believe we have significant opportunities to capture profitable risk-adjusted returns from sustained favorable property and casualty insurance and reinsurance market conditions due to our scale, disciplined underwriting, and financial and operating flexibility as well as our low counterparty credit concentration. The global macroeconomic and social environment continues to drive favorable demand for insurance and reinsurance products. Increased interest rates have resulted in mark-to-market losses in investment portfolios, causing several of our competitors to recognize balance sheet impairments thereby reducing their underwriting capacity. In recent years, rate increases have been required to keep pace with the increased frequency and severity of natural catastrophe events globally, which has been impacted by changing weather patterns, inflation, increased geopolitical tensions and other risks that have grown or emerged. As a result, the global commercial insurance industry has seen 22

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consecutive quarters of price increases. We believe that the combination of these factors, particularly those listed below, will continue to drive market opportunities for our business:
•Continued growth of the E&S market: We access the attractive U.S. E&S market via all three of our underwriting platforms and believe that such access to U.S. E&S business will allow us to build a robust and diversified book of business and achieve our profitable growth objectives throughout various market cycles. The non-admitted U.S. insurance market, also known as the U.S. E&S or surplus lines market, is experiencing a period characterized by surging growth and attractive rates and terms and conditions. E&S insurance focuses on insureds that generally cannot purchase insurance from standard market or admitted market insurers due to perceived risk related to their businesses. E&S carriers are generally permitted to craft the terms of the insurance contract to suit the particular risk they are assuming. Also, E&S carriers are, for the most part, free of rate regulation. More specifically:
◦Most states require an agent to seek coverage from the standard or admitted market and verify they were declined by that market before they may seek coverage from the surplus lines market through a licensed surplus lines broker. This process is often referred to as “diligent effort.” Additionally, some states use “export lists” to regulate the flow of business between the admitted and non-admitted markets. An export list outlines the types of insurance products and coverages the state allows to go to the surplus lines market without a diligent search of the standard market.
◦Standard market carriers are generally required to use approved insurance forms and to charge rates that have been authorized by or filed with state insurance departments; they are backed by a state guarantee fund. U.S. E&S business is not backed by any state’s guarantee fund, and in many states may only write coverage for an insured after they have been denied coverage by the standard market and signed declarations stating that the insured is aware that it will not have access to any state guarantee funds should these subsidiaries be unable to satisfy their obligations. Consequently, Hamilton Select , Hamilton Global Specialty and Hamilton Re may be able to provide more restrictive coverage and thereby limit exposure to loss by either excluding coverage or providing a sub-limit on coverage. As coverage is not available in the standard market, non-admitted carriers may be able to charge premiums exceeding the standard market risk charge for a narrower scope of coverage. The non-admitted market coverage form is typically modified to address the specific risk characteristics of accounts that are pushed out of the admitted market, and the pricing is adjusted to reflect the elevated risk potential. The non-admitted market policy wording may be modified to further restrict and limit coverage, and the pricing may be surcharged to account for the elevated risk for these distressed commercial accounts. It is management’s belief that non-admitted business is expected to produce profitable results in all market cycles.
◦Recently, there has been a persistent flow of business from the admitted market into the non-admitted E&S channels, resulting generally in compound rate increases across the E&S market in the United States. In addition, the macroeconomic and social environment continues to drive demand for specialized insurance solutions due to both increasing and more complex risks. Based on publicly available industry data, the growth of the U.S. E&S market has outperformed the property & casualty industry average over the last five years. We have capitalized on this growth via the insurance products offered by both our Hamilton Global Specialty and Hamilton Re platforms for some time, and most recently, with the launch of our Hamilton Select platform. Hamilton Select operates exclusively in the U.S. E&S market, offering insurance to small to mid-sized hard-to-place commercial risks, an attractive niche of the E&S market.
•Greater demand for insurance and reinsurance from our clients because of the macroeconomic environment: Global economic and industrial development, greater product awareness and distribution, economic and social inflation and increases in natural catastrophes and geopolitical tensions, such as the conflict in Ukraine, continue to drive an increase in our clients’ need for insurance and reinsurance products underwritten by strong, trusted companies. While we are no longer covering the Ukraine/Russia conflict due to policy exclusions, opportunities have arisen in the lines of business that were impacted by the conflict, such as aviation, war and terror, and marine and energy. These lines of business are generally

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written on a worldwide basis and have seen higher pricing and more favorable terms and conditions since the Ukraine/Russia conflict started in February 2022.
•Hard market with attractive pricing and investment environment for the medium term: Significant annual industry-wide losses since Hurricanes Harvey, Irma and Maria in 2017, including the COVID-19 pandemic, the ongoing conflict in Ukraine and more recently Hurricane Ian in 2022, have led to significant year-on-year rate increases across multiple classes of business including property catastrophe, casualty and specialty lines. Many insurers that sustained increased losses have reevaluated their portfolios and exited certain classes of business, creating a shortfall of capacity in certain lines and new opportunities for us. We believe that the hard market conditions will continue to provide opportunities for us to capitalize on these favorable conditions as well as provide access to new business and clients, and achieve significant rate increases and improved terms and conditions, while allowing us to maintain disciplined risk selection. In addition, we believe that increased interest rates in our fixed income portfolio, as well as our exclusive access to Two Sigma investment strategies, will allow us to complement our underwriting income with attractive investment returns.
•Need for strong and experienced counterparties given limited capacity: Some of our competitors with sustained and increased underwriting losses or reduced balance sheet capacity have exited or reduced writing in selected lines of business, causing a supply dislocation in the market relative to the growing demand for risk capacity in certain lines such as property insurance and reinsurance. We are a valued, established and proven industry partner and, given the strength and flexibility of our balance sheet, the breadth of our product offerings, our low counterparty credit concentration and our recognized and experienced team, we have the ability to expand our business where opportunities arise. Our growing and extensive client and broker relationships, the clarity of our risk appetite and the consistency of our approach resonates well with our business partners and we believe will afford us increased access to attractive new business. In light of this, we believe we can continue our proven track record of being responsive to our clients’ needs, while maintaining disciplined underwriting and risk-adjusted returns for our shareholders.
Our Business
We operate three principal underwriting platforms categorized into two reporting business segments: International and Bermuda. Our three underwriting platforms, with dedicated and experienced leadership, provide us with access to diversified and profitable key markets around the world. Across these global operations, we generated $1.6 billion of gross premiums written for the year ended December 31, 2022.
The following charts represent our gross premiums written by reporting segment, insurance and reinsurance mix, and class of business for the year ended December 31, 2022.

Gross Premiums Written: By Segment	Gross Premiums Written: Insurance / Reinsurance	Gross Premiums Written: Class of Business

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Our Products
We classify our business into two reporting segments: International and Bermuda; and from there, three principal underwriting platforms: Hamilton Global Specialty, Hamilton Select and Hamilton Re. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” for additional information relating to our reporting segments.
The table below presents gross premiums written in each of our reporting segments for each of the most recent three years.

	December 31, 2022	November 30, 2021	November 30, 2020
International	$933,241	$892,292	$661,541
Bermuda	713,432	554,259	424,999
Total gross premiums written	$1,646,673	$1,446,551	$1,086,540
International comprises 57% of the total 2022 gross premiums written and includes HMA, as managing agent to Hamilton Syndicate 4000 (wholly aligned syndicate), HIDAC, and Hamilton Select.
Bermuda comprises 43% of the total 2022 gross premiums written and includes Hamilton Re and Hamilton Re US.
International
Our International Segment includes both the Hamilton Global Specialty and Hamilton Select platforms. Hamilton Global Specialty focuses predominantly on commercial specialty and casualty insurance and reinsurance products for medium to large-sized accounts and specialty reinsurance for a variety of global insurance companies. Its business is distributed via Lloyd’s Syndicate 4000 and HIDAC in Ireland. Hamilton Select, our recently launched U.S. domestic E&S carrier, writes casualty insurance for small to mid-sized commercial clients in the hard-to-place niche of the U.S. E&S market. Hamilton Select does not write any property business. Across the International Segment, insurance business made up approximately 90% of gross premiums written, while specialty reinsurance makes up approximately 10% at December 31, 2022. The International Segment is supported by over 100 underwriters.
The portfolio of business written within our International Segment is broadly diversified with low volatility and focuses on medium to large-sized accounts. The 2023 syndicate business forecast approved by Lloyd’s gives Syndicate 4000 capacity of £490 million. In addition to the capacity at Lloyd’s, Hamilton Global Specialty writes business using its Irish subsidiary company, HIDAC. Hamilton Select, our U.S. E&S platform, also operates under our International Segment and focuses on small to mid-sized hard-to-place accounts.

Gross Premiums Written: Class of Business	Gross Premiums Written: Insurance / Reinsurance

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Our International Segment includes:

	For the Years Ended
($ in thousands)	December 31, 2022	November 30, 2021	November 30, 2020
Property	$127,424	$197,471	$191,984
Casualty	463,397	323,192	185,636
Specialty	342,420	371,629	283,921
Total gross premiums written	$933,241	$892,292	$661,541

	For the Years Ended
($ in thousands) Insurance	December 31, 2022	November 30, 2021	November 30, 2020
Fixed	$370,653	$344,384	$235,456
Proportional	466,987	392,331	292,528
Total insurance	837,640	736,715	527,984
Reinsurance
XOL	$27,488	$69,045	$76,024
Proportional	68,113	86,532	57,533
Total reinsurance	95,601	155,577	133,557
Total gross premiums written	$933,241	$892,292	$661,541
Property Lines
Property business written by Hamilton Global Specialty accounted for 13% of gross premiums written as of the year ended December 31, 2022. Our underwriting strategy is to minimize catastrophe exposure. The property book is predominantly made up of U.S. E&S insurance business with a weighting in favor of the industrial and commercial sectors, binding authority business, comprising non-standard commercial and residential risks, and specialist sectors, including terrorism, power generation, engineering and nuclear risks. The property insurance book is written on both a direct and facultative basis, as well as through a specialist property binders division. The property products include:
Property (Direct & Facultative): We offer all risks coverage, business interruption, machinery breakdown, natural perils, and physical loss or damage. This is a global account with a concentration of business in North America. The balance of business is written in Australasia, Latin America, the Middle East and South Africa.
Property Binders: We target small and medium-sized enterprises low-hazard commercial portfolios, mostly low attritional coastal appetite, personal lines business, excluding habitational risk, difference in conditions – flood and earthquake portfolios and specialty financial institution lines including mortgage impairment and lender-placed property. The portfolio is predominantly written for risks across the United States/North America.
Casualty Lines
Casualty business within Hamilton Global Specialty accounted for 50% of gross premiums written as of the year ended December 31, 2022. Our casualty products include:
Financial Lines: Our financial lines book targets corporate entities rather than retail exposure. We write a diversified portfolio across a broad range of financial institutions including asset managers, funds, building societies, financial exchanges, retail and commercial banks, private equity/venture capital firms, stockbrokers, private banks, development banks, merchant/investment banks, insurance companies and trust companies. This is a global account with a concentration of business in the United Kingdom, the United States, Canada, the Caribbean, Australia and a key presence in emerging markets.

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Professional Lines: Our professional lines book covers international PI, U.S. PI, medical malpractice and D&O. We target a diversified portfolio for which the cornerstone is a strong international PI account supported by carefully selected commercial D&O. Key areas include specialist engineers, lawyers and miscellaneous business. We deliver our professional lines through a mixture of multi-class facilities for small businesses or via bespoke products designed for more specialized risks, such as auction houses, protection & indemnity (P&I) club managers and classification societies. This is a global account with a concentration of business in the United Kingdom, United States, Canada and the Caribbean.
Environmental: We help manage risks in the areas of pollution liability aimed at safeguarding business owners from pollution claims arising from a variety of environmental threats related to liability from managing, leasing or owning real estate assets, professional liability, contractors’ pollution liability, commercial general liability, and manuscript solutions. With our global presence, we have the capability to underwrite cross-border transactions and deals and the ability to underwrite risks in various international jurisdictions including Canada, the United Kingdom, Europe, Asia, Latin American and the Caribbean.
Excess Casualty: Our industry class offering is broad and includes medium to large companies. We also provide cover for U.S. construction companies for both practice and project-specific policies over a wider range of construction from mid-size commercial projects through to major infrastructure projects. We target U.S.-domiciled entities with U.S. and global exposures.
Mergers & Acquisitions: Our mergers & acquisitions book offers warranty and indemnity insurance, which covers unknown and unforeseen loss arising from breaches of the warranties under an acquisition agreement, as well as contingent risk insurance, which covers known and quantifiable loss arising out of specific (low-risk) issues identified during a transaction diligence process. We work with private equity houses, financial institutions, global corporates and management teams of all sizes and have broad appetite for all target companies, business or assets. We have a global presence and capabilities to underwrite cross-border transactions and deals with operations in various international jurisdictions. At present, our focus is on U.K., European and Asia Pacific targets. A typical transaction enterprise value for primary terms is between $70 million and $700 million.
Cyber: Our cyber book is global and focused on financial institutions, utilities, retailers and the healthcare and hospitality industries. It includes cyber liability, as well as optional coverage, including technology errors and omissions, payment card industry fines and penalties, cybercrime and fraudulent instruction. Our cyber liability provides affirmative coverage for hardware and software replacement costs, voluntary shutdown and ransom events. Optional coverage includes: technology errors and omissions, payment card industry fines and penalties, cybercrime, telephone fraud and electronic fraudulent instruction. Expert underwriting enables the team to cover a diverse and wide-ranging spread of industries and territories with a particular focus on financial institutions, utilities, retailers and the healthcare and hospitality industries. We provide global coverage with a concentration of business in the United States, Europe and the Middle East.
Specialty Lines
Specialty business within Hamilton Global Specialty accounted for 37% of gross premiums written as of the year ended December 31, 2022. Our specialty products include:
Accident & Health: Our A&H book includes individual and group accidental death and disability, worldwide excess of loss, medical expenses and kidnap and ransom cover. The book is split into three parts: personal accident (“PA”), PA catastrophe, and medical expense reimbursement. The team also writes sports and non-sports coverage in various locations around the world (75% of gross premiums written is written through binders, the majority of which the A&H team leads and are on a prior-submit basis, open market gross premiums written is 10%, with treaty being 15%). The A&H team is a recognized market leader and provides protection for both groups and individuals covering a broad variety of trades, company sizes and a diverse spread of occupational classes. This is a global account with a concentration of business in the United Kingdom, the United States, Canada and the Caribbean and a significant presence in the European Union.
Political Risk/ Political Violence: Our PR/PV book includes cover for confiscation and contract frustration, trade credit and war and terrorism, and it is written on a worldwide basis. We offer protection against frustration of,

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or default on, contracts with governments, state-owned entities and private entities, and protection for overseas investments or simpler assets operated abroad against risks of confiscation and political violence and for risks of currency inconvertibility and non-transfer in remitting funds. We target financial institutions and banks, overseas investors, traders, exporters, telecommunications companies, drilling / oil companies and contractors / infrastructure projects. This is a global account, except for territories subject to sanctions.
Fine Art & Specie: Our fine art & specie book includes a variety of fine art & specie risks and high value cargo. Fine art risks include private and corporate collections, museums, exhibitions, galleries, auction houses and musical instruments. Specie risks include bullion, excess vault, safe deposit boxes, excess securities investor protection corporation/Canadian investor protection fund and mining risks. High value cargo includes classic car collections, specialist motor, motor sport and wine collections. The team writes business on a worldwide basis via a selective number of specialist partners and also through Hamilton’s consortium which writes on behalf of third-party capital, providing additional capacity as required.
Marine/Energy: Our marine and energy book includes both traditional marine liability and energy liability. This product area includes international onshore and offshore energy business. Coverage is provided on an excess basis to a broad range of operations such as marine (vessel operators and charterers, ship repairers, terminal operators, port authorities and pollution) and energy (on and offshore, upstream and midstream operators, drilling contractors, service contractors and pipeline operators). This is a worldwide book, with a focus on North America and Europe.
War & Terrorism: We underwrite predominantly physical loss or damage and business interruption for the following: terrorism and sabotage, riots, strikes, civil commotion, malicious damage, full political perils, terrorism liability, aviation war liability, marine war and cargo war, and events coverage due to a terrorism act or threat. We cater to business sectors across the spectrum including real estate, retail, banks and finance, hospitality and leisure, construction, manufacturing, power utilities, energy, specie and fine art, schools and educational institutions, telecommunications, transportation, marine and cargo, and municipalities. The team underwrites business on a worldwide basis and also leads a consortium for U.S.-based terrorism business with over half a billion dollars of capacity.
Kidnap & Ransom: We started this class of business in 2021 with a dedicated team with over 45 years’ combined underwriting experience. We offer coverage for the following types of events: kidnap, extortion, detention, disappearance, hostage crisis, product extortion, threat, virtual kidnap, business interruption, child abduction, political evacuation and repatriation, workplace violence, and product extortion recall and destruction. We partner with Crisis24 which has 30 years of experience and infrastructure in 45 countries, and Holman Fenwick Willan LLP, an international law firm widely recognized as the leading global law firm managing and resolving incidents in complex and hostile environments. The team underwrites business on a worldwide basis.
Space: We cover mainly geo communication satellites but also imaging and weather satellites and cargo missions to the International Space Station. The business is 80% launch and 20% in orbit. We target satellites, covering their entire lifespan from launch to in-orbit testing and during their commercial exploitation. These include telecommunication satellites in geostationary orbit as well as observation, navigation, meteorological, scientific and government satellites.
U.S. Energy: We help manage risks in the areas of excess liability coverage for a minimum attachment of $5 million for upstream energy, select midstream energy, downstream energy and renewable energy. We target classes such as contracting/servicing, engineering/consulting, down hole exposures and manufacturing/distributors and rentals. This class only underwrites energy-oriented risk in the United States.
Upstream Energy: We specialize in onshore and offshore oil and gas exploration and production (“E&P”). We offer package-based policies including first-party property damage, operators’ extra expense, third-party liability and business interruption. The team also considers the specialist areas of the Gulf of Mexico named windstorm and construction business. Our target market includes a wide range of operators within the upstream energy sector. This includes E&P companies of all sizes, state oil companies, multinationals and independent operators. The team’s target scope also extends to both drilling and service contractors within the oil and gas industry. This is a global

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account with a concentration of business in the key offshore oil and gas regions including the North Sea, Gulf of Mexico, Asia Pacific, Australasia and offshore West Africa.
Surety Reinsurance: We focus on the Latin American market with facultative surety bonds, proportional and non-proportional treaties. We are a facultative reinsurer not limited to inwards reinsurance treaty relationships and can consider regional principals and complex contracts.
Treaty Reinsurance: We target marine treaty, energy treaty with upstream, midstream and downstream available, war and terror treaty, aviation treaty and ancillary interests. We offer all forms of pro rata and excess of loss treaty. This is a global account with a worldwide remit, with key exposures in the United States, Europe and Japan.
Hamilton Select
As a non-admitted carrier, Hamilton Select can restrict coverage and thereby limit exposure to loss by either excluding coverage or providing a sub-limit on coverage. As coverage is not available in the standard market, non-admitted carriers may be able to charge premiums exceeding the standard market broad coverage risk charge for a narrower scope of coverage. The starting basis for non-admitted policy forms and rates are typically the admitted market policy forms and rates. The non-admitted market coverage form is typically modified to address the specific risk characteristics of accounts that are pushed out of the admitted market, and the pricing is adjusted to reflect the elevated risk potential. The non-admitted market policy wording is typically modified to further restrict and limit coverage, and the pricing is surcharged to account for the elevated risk for these distressed commercial accounts.
Hamilton Select offers the following products in the United States to small to mid-sized hard-to-place and distressed accounts:
Allied Medical: We offer coverage for long-term care facilities such as independent living and assisted living, social services such as adoption and foster care, counseling, drug & alcohol rehab, adult day care, shelters and halfway houses, group homes for people with developmental or physical disabilities, and miscellaneous healthcare facilities, such as home health care, staffing (non-physician), physical therapy, hospice agencies and cannabis dispensaries.
Management Liability: We write primary and excess private company and not-for-profit director’s and officer’s liability, employment practices liability and fiduciary liability for diverse types of operations.
Medical Professionals: Our risk appetite includes physicians/surgeons, dentists and other medical providers such as chiropractors, podiatrists, nurse practitioners, and physicians’ assistants. Accounts falling into this space typically include those providers that have had licensing issues, substance abuse issues, adverse loss history, patient boundary/ethics issues, have been non-renewed due to practice/services offered or have had gaps in coverage.
Professional Liability: The clients we target include architects, engineers, accountants, insurance agents, lawyers, and real estate professionals, who work across a wide variety of industries. Professional liability insurance protects against claims related to professional negligence.
Excess Casualty: We write supported or unsupported excess over general liability, employers’ liability, automobile liability, liquor liability, incidental foreign liability, owners and contractors protective liability (“OCP”) and more. Our risk appetite includes contractors, products manufacturing / importing, and various other areas including restaurants/bars/nightclubs, entertainment, security firms and hospitality (bakeries and shops).
Energy: We target contractors, exploration and production companies, manufacturers, distributors, professional services, and renewables within the energy industry. We provide general liability, professional liability, time element pollution and related coverages on both a primary and excess basis. Our excess coverage is available supported or unsupported and can include underlying auto liability and employers liability.
General Liability: We write general liability including products/completed operations for a broad selection of owners, landlords, and tenants liability (“OL&T”)/premises-driven risks. Our risk appetite includes habitational, hospitality, lessor’s risk only, and mercantile & other classes.

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Products Liability & Contractors: We will write general liability or products liability on an occurrence and claims-made form for a broad selection of risks. Our products liability risks include manufacturers, importers, and distributors of commercial, industrial and consumer goods. Our contractors liability risks include commercial, residential, and industrial operations on a practice policy, project specific, or OCP form.
Small Business Casualty: We focus on a broad selection of industries from construction to OL&T risks. Our target classes include general and trade contractors, as well as premises-driven accounts including real estate, hospitality, and habitational businesses.
Lloyd’s Regulation
General. The operations of Syndicate 4000 and Syndicate 1947 are managed by Hamilton Managing Agency Limited (“HMAL”), which is subject to regulation and supervision of the Prudential Regulation Authority (“PRA”), the Financial Conduct Authority (“FCA”) and the Council of Lloyd’s. HMAL is the managing agent for Syndicate 4000 and Hamilton Corporate Member Limited is a Lloyd’s corporate member that provides underwriting capacity to Syndicate 4000. The FCA and PRA both regulate insurers, insurance intermediaries and Lloyd’s itself. Lloyd’s establishes its own bylaws and regulations, including requirements made under those bylaws for all managing agents to maintain that are designed to meet applicable regulatory requirements.
Solvency Requirements. Underwriting capacity of a member of Lloyd’s must be supported by providing a deposit (referred to as “Funds at Lloyd’s”) in the form of cash, securities or letters of credit in an amount determined in accordance with Lloyd’s requirements and the Solvency II regime. The amount of such deposit is calculated for each member through the completion of a prescribed capital adequacy exercise. Under these requirements, Lloyd’s must demonstrate that each member has sufficient assets to meet its underwriting liabilities plus a required solvency margin, and adjustments to a syndicate’s Funds at Lloyd’s may be required at any time.
Intervention Powers. The Council of Lloyd’s has wide discretionary powers to regulate members’ underwriting at Lloyd’s. It may, for instance, change the basis on which syndicate expenses are allocated or vary the Funds at Lloyd’s or the investment criteria applicable to the provision of Funds at Lloyd’s. Exercising any of these powers might affect the return on an investment of the corporate member in a given underwriting year. Further, the annual business plans of a syndicate are subject to the review and approval by Lloyd’s.
Each member of Lloyd’s is required to contribute a percentage of that member’s underwriting capacity for the relevant year of account to the Lloyd’s central fund (the “Central Fund”). If a member of Lloyd’s is unable to pay its debts to policyholders, such debts may be payable by the Central Fund, which in many respects acts as an equivalent to a state guaranty fund in the U.S. If Lloyd’s determines that the Central Fund needs to be increased, it has the power to assess premium levies on current Lloyd’s members. The Council of Lloyd’s has discretion to call or assess up to an additional 5% of a member’s underwriting capacity in any one year as a Central Fund contribution. Our syndicate capacity for the 2023 underwriting year is £490.0 million of gross premiums written.
Lloyd’s Brussels. Lloyd’s Brussels is authorized and regulated by the NBB and regulated by the FSMA. Lloyd’s Brussels is an authorized insurance company licensed to write non-life risks across the EEA and the U.K. and also maintains 19 branches across Europe. The use of Lloyd’s Brussels provides HMAL with access to the European market to write non-life insurance risks.
Principles for doing business at Lloyd’s (the “Principles”): Replacing the Lloyd’s Minimum Standards (the previous regime which set out the Lloyd’s regulatory requirements for Lloyd’s managing agents) and effective from Q3 2022, the Principles set out the fundamental responsibilities expected of all managing agents, including HMAL and is the basis against which Lloyd’s will review and categorize all syndicates and managing agents in terms of their capacity and performance.]
Bermuda
Our Bermuda Segment encompasses the Hamilton Re platform on which we write property, casualty and specialty reinsurance business on a global basis as well as high excess insurance products, predominantly to large U.S.-based commercial clients. Hamilton Re US writes casualty and specialty reinsurance business predominantly

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for U.S.-domiciled insurers. Reinsurance business accounted for 86% of gross premiums written as of the year ended December 31, 2022, while insurance business accounted for 14%. Our reinsurance business is written on either a proportional or on an excess of loss basis. The Bermuda Segment is supported by over 20 underwriters.

Gross Premiums Written: Class of Business	Gross Premiums Written: Insurance / Reinsurance

Our Bermuda Segment includes:

	For the Years Ended
($ in thousands)	December 31, 2022	November 30, 2021	November 30, 2020
Property	$309,051	$281,795	$227,325
Casualty	262,795	154,927	116,155
Specialty	141,586	117,537	81,519
Total gross premiums written	$713,432	$554,259	$424,999

	For the Years Ended
($ in thousands) Insurance	December 31, 2022	November 30, 2021	November 30, 2020
Fixed	$99,838	$85,366	$77,188
Proportional	—	—	—
Total insurance	$99,838	$85,366	$77,188
Reinsurance
XOL	$367,349	$294,205	$221,434
Proportional	246,245	174,688	126,377
Total reinsurance	$613,594	$468,893	$347,811
Total gross premiums written	$713,432	$554,259	$424,999
Property Lines
Our Property business includes property reinsurance, comprised of excess of loss and proportional reinsurance, which generally covers natural and man-made catastrophes. We also write property insurance, which is predominantly provided to large U.S. commercial companies. Property business written by Hamilton Re accounted for 43% of gross premiums written as of the year ended December 31, 2022. The property reinsurance business provides proportional, aggregate, excess of loss and retrocessional products on a global basis, which generally cover natural and man-made catastrophes. Hamilton Re’s property insurance business provides both insurance and

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facultative coverage for business interruption, machinery breakdown, natural perils, and physical loss or damage globally, and predominantly to large U.S.-based commercial clients. Key property products include:
•Property Reinsurance: The property reinsurance business provides proportional, aggregate, excess of loss and retro products which generally cover natural and man-made catastrophes. We provide a worldwide territorial scope and offer capacity with reinstatable or single-shot limits.
•Property Insurance: We offer all-risks coverage, business interruption, machinery breakdown, natural perils, and physical loss or damage, predominantly to large U.S.-based commercial risks. The cover is written globally, with a concentration of business in North America.
Casualty Lines
Our Casualty business in our Bermuda Segment is written by both Hamilton Re and Hamilton Re US and accounted for 37% of gross premiums written as of the year ended December 31, 2022. It is comprised of both insurance and reinsurance business. Casualty insurance business is written in Bermuda only and exclusively on an excess of loss basis. This cover is generally provided to large U.S. commercial companies, rail companies, energy companies and financial institutions on a worldwide basis. Casualty reinsurance business is written on a proportional and excess of loss basis covering worldwide exposures. The lines of business offered for Casualty reinsurance include general liability, umbrella/excess liability, D&O, errors & omissions (E&O) and environmental.
Casualty Reinsurance
Casualty reinsurance is written by both the Bermuda and U.S. teams and is written on a proportional and excess of loss basis covering worldwide exposures. Cover provided includes:
•General Liability: We protect a wide variety of general liability covers including premises, products completed operations and liquor liability. We offer treaty capacity globally on a proportional and excess of loss basis.
•Umbrella & Excess Casualty: We protect umbrella and excess casualty programs written on occurrence, claims-made or integrated-occurrence bases. We offer treaty capacity globally on a proportional and excess of loss basis.
•Professional Liability: We protect a wide variety of professional lines, including director’s and officer’s liability, employment practices liability, lawyers’ professional liability, and errors and omissions liability. We offer treaty capacity on pro rata and excess of loss bases. Our coverage is worldwide with an emphasis on North America.
•Workers’ Compensation & Employers’ Liability: We protect workers’ compensation and employers’ liability cover globally on both a proportional and excess of loss basis.
•Personal Motor: Our reinsurance product protects motor liability, property damage and personal accident for all types of motor policies. We offer treaty capacity on proportional, excess of loss or retrocessional basis. Our current emphasis is in the United Kingdom.
•Commercial Motor: We offer commercial motor reinsurance to protect motor liability, property damage and personal accident liability for commercial vehicles. We provide treaty capacity on a proportional and excess of loss basis, predominantly in North America.
•Healthcare: Our product protects programs such as medical malpractice, hospital professional liability, long-term care, managed care, errors and omissions, and physicians’ liability. We offer cover globally on both a proportional and excess of loss basis, with limited reinstatements.
•Multiline: We provide reinsurance for any combination of general liability, motor, professional lines, healthcare, umbrella and excess casualty, and workers’ compensation/employers’ liability. We will also consider programs that support business that forms part of our property and specialty lines. We offer treaty

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capacity globally on both a proportional basis and excess of loss basis, with a preference for limited reinstatements.
Casualty Insurance
The Casualty insurance business provides cover on an excess of loss basis only.
•Excess Casualty: Excess liability insurance is provided predominantly to large U.S. commercial companies, rail companies and energy companies. We write business on a worldwide basis, supporting a wide range of industries, including, but not limited to, chemicals, construction, consumer goods, energy, food and beverage, hospitality, manufacturing – consumer and industrial, OL&T, rail and transportation, retail, and utilities.
•Financial Lines Insurance: The financial lines insurance is predominantly directors and officers, errors and omissions and transactional liability cover provided predominantly to financial institutions and large U.S. commercial companies on a worldwide basis.
Specialty Reinsurance
Our Specialty business is reinsurance only, made up of several sub-classes. Specialty business accounted for 20% of gross premiums written as of the year ended December 31, 2022. The book is comprised of reinsurance only and covers several sub-classes, including marine and energy, space, aviation, construction and political violence, war and terror, written on both a proportional and excess of loss basis. Key specialty products include:
•Aviation & Space: Our aviation & space book covers airline, airport, aerospace, satellite launches and orbits, and general aviation risks globally on a proportional, excess of loss or retrocessional basis.
•Marine & Energy: Our marine & energy book covers a broad portfolio of global marine and energy risks, including marine hull, marine liability including international group, cargo, and upstream, midstream and downstream energy risks which are on a proportional, excess of loss or retrocessional basis.
•Crisis Management: Our crisis management book covers risks associated with war, terrorism and political violence. We also have the capacity to offer risks associated with contingency, piracy and kidnap and ransom cover. Our products can be provided globally on a proportional or excess of loss basis.
•Mortgage: We provide excess of loss reinsurance predominantly to government-sponsored entities of U.S. residential mortgages.
•Financial Lines: Financial lines reinsurance includes political risk, trade credit, surety and other credit-related products. We offer proportional, excess of loss, stop loss or retrocessional capacity on a worldwide basis.
•Accident & Health: We offer coverage for personal accident, life and travel portfolios on a risk and catastrophe basis. Our global coverage can be structured on a proportional or excess of loss basis.
•Multiline: We offer multiline reinsurance coverage across multiple specialty lines – generally marine and energy, aviation and crisis management covers. We offer coverage globally on a proportional, excess of loss or retrocessional basis.
Marketing and Distribution of our International and Bermuda Businesses
The knowledge, experience and relationships of our senior management team provide us with global access to insurance and reinsurance brokers, agents and clients. We believe we have strong market relationships with the world’s top insurance and reinsurance brokers and agents, including Aon, Marsh McLennan, WTW and a number of U.S., Bermuda and London market wholesale brokers. We also have close relationships with a number of mid-tier and smaller specialty brokers. Some of our products, such as those in our A&H account, are also distributed through MGAs and MGUs. We believe our distribution relationships are differentiated and strengthened by the knowledge

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and experience of our senior management team and the long history of industry partnerships they have developed over many years. These relationships facilitate our strategic expansion into additional lines of business that we find attractive and consistent with our core strengths and expertise.
Hamilton writes insurance business on a non-admitted (E&S) basis through wholesale brokers, surplus lines brokers and reinsurance brokers.
Gross premiums written by broker, showing individually where premiums were 10% or more of the total in any of the last three years, were as follows:

	2022	2021	2020
Marsh McLennan	25%	24%	24%
Aon	18%	19%	20%
WTW	5%	11%	10%
All others/direct	52%	46%	46%
Total	100%	100%	100%
The International Segment, excluding Hamilton Select, includes a variety of business across many clients on a worldwide basis, which provides us with a broad spread of risk. We are not dependent on any single client for our business and have a wide variety of distribution channels. These distribution channels include our MGAs in the United States, HMGA Americas, third-party coverholders and both Lloyd’s and non-Lloyd’s brokers.
Our International Segment includes business from several large national and international brokers and a number of smaller specialized brokers. Our 10 largest brokers accounted for an aggregate of approximately 59% of gross premiums written in 2022, with the largest broker, Marsh McLennan, accounting for approximately 15% of gross premiums written. The second largest broker, Aon, accounted for approximately 10% of gross premiums written.
Our Bermuda Segment business is accessed through wholesale and reinsurance brokers. The largest broker, Marsh McLennan, accounted for approximately 41% of gross premiums written. The second-largest broker, Aon, accounted for approximately 30% of gross premiums written in 2022.
Reinsurance
We strategically purchase reinsurance and retrocession from third parties. This enhances our business by protecting capital and reducing our exposure to volatility from adverse claims events (either large single events or an accumulation of related losses). For example, we seek to limit our exposure to no more than 17.5% of our shareholders’ equity to a 100-Year Occurrence Exceedance Probability for Atlantic Hurricanes or a 250-Year Occurrence Exceedance Probability for U.S. Mainland Earthquakes. We use outwards reinsurance and retrocession to help us achieve this target.
Based upon the HVR, we estimate that the probability of exhausting our core outwards property catastrophe coverage is approximately 1%. We also have the ability to adjust our models for the potential increase in frequency of these events. Our pricing and accumulation management in respect of natural catastrophe exposures is managed within our proprietary platform, HARP, and is performed using the HVR. The HVR incorporates bespoke loads and adjustments at various levels of granularity, which in aggregate represents a material load over and above the loss exposure produced from the unadjusted vendor models that we use. The adjustments include allowance for the potential for increased frequency and severity of natural catastrophes over time, as well as for several other factors that could cause us to be exposed to increasing claims trends from natural catastrophes. See “––Our Competitive Strengths––Proprietary technology infrastructure” for additional information on the HVR.
Our reinsurance purchases include a variety of quota share and excess of loss treaties and facultative placements, depending on the class of business. In 2022, we ceded 32% of premium from the International Segment and 18% from the Bermuda Segment.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
We carefully manage our counterparty credit risk by selecting outwards partners of adequate financial strength. For the outwards program placed for 2023, all of the effective outwards limit is ceded to reinsurers and retrocessionaires with a credit rating of “A-” (Excellent) by A.M. Best (or an equivalent rating by S&P Global), or better, or who are collateralized.
Reserves
The estimated reserve for losses and loss adjustment expenses (“loss reserves”) represents management’s best estimate of the unpaid portion of the Company’s ultimate liability for losses and loss adjustment expenses for insured and reinsured events that have occurred at or before the balance sheet date, based on its assessment of facts and circumstances known at that particular point in time. Case reserves and claims that have been incurred but not reported to the Company (“IBNR”).
Loss reserves are complex estimates, not an exact calculation of liabilities. Management reviews loss reserve estimates at each quarterly reporting date and considers all significant facts and circumstances known at that particular point in time. As additional experience and other data becomes available and/or laws and legal interpretations change, management may adjust previous estimates. Adjustments are recognized in the period in which they are determined and may impact that period's underwriting results either favorably (when current estimates are lower than previous estimates) or unfavorably (when current estimates are higher than previous estimates).
Investments
Our investment strategy is focused on delivering a combination of stable investment income and low-correlated absolute returns. The goal is to produce a total return throughout all market cycles while maintaining appropriate liquidity and credit quality to support our underwriting activities and meet the requirements of customers, rating agencies and regulators.
We maintain two segregated investment portfolios: a fixed maturity and short-term investment portfolio and an investment in the Two Sigma Hamilton Fund. The investment portfolio allocation as at December 31, 2022, is 49% in the Two Sigma Hamilton Fund, 39% in fixed income and short-term investments and 12% in cash and cash equivalents.
The fixed income portfolio is structured to focus primarily on the preservation of capital and the availability of liquidity to meet our claims obligations. The strategy is to maintain a portfolio that is well-diversified across market sectors and to generate attractive returns on a risk-adjusted basis over time. This portfolio is also used to provide security for our credit facilities. The fixed income investment portfolio is managed by two external investment managers - DWS Investment Management Americas, Inc. and Conning Asset Management Limited - with approximately 50% allocated to each.
Additionally, the Two Sigma Hamilton Fund was developed as a highly customized set of exposures to certain macro and equity strategies and designed to provide an uncorrelated market return profile with moderate volatility and high liquidity, while governed by a rigorous and proprietary risk management framework.
The Investment Committee of our Board of Directors establishes our investment policy and guidelines. The Investment Committee monitors our investment results and performance against our investment objectives, guidelines, benchmarks, and risk appetite contained in the investment policy. Our investment policy contains guidelines on permitted assets and prohibited asset classes, minimum criteria for credit quality, duration benchmarks, liquidity requirements and ESG parameters.
We manage interest rate risk by structuring our fixed income portfolio so that the economic impact of an interest rate shift on the portfolio is comparable to the corresponding impact on the related liabilities. We believe that duration matching of our financial assets and underwriting liabilities mitigates the overall interest rate risk on an economic basis. As at December 31, 2022, the average duration of our fixed income and short-term portfolio is 3.2 years with an average credit quality of Aa3, with 89% between Aaa and A3, and only 11% between Baa1 and Ba2.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Claims
We have experienced claims teams embedded within each underwriting platform, consisting of over 35 in-house claims professionals, many of whom are attorneys. Most of our claims are handled by our in-house claims team, but third-party administrators are also utilized in certain instances, primarily for the handling of certain legacy business lines.
Effective claims management allows for timely and accurate review, processing and payment of valid claims, a directive which is at the heart of the contracts entered into between Hamilton and its policyholders. Further, effective claims management ensures we do not pay claims which are not covered or excluded, all of which contributes to the preservation of Hamilton’s capital base and overall level of service provided by Hamilton.
The key responsibilities of the claims teams include:
•The management of individual claims, which includes processing, analyzing, establishing case reserves and paying valid claims under the insurance and reinsurance contracts entered into by Hamilton. This can include the appointment of third-party experts such as forensic accountants, adjusters or consultants.
•Leading the process of collecting and coordinating relevant information to enable the estimation of catastrophe losses and, in conjunction with the actuarial and underwriting teams, continue to regularly monitor and update these estimates.
•The management of coverage disputes, including the appointment of outside experts where appropriate.
•Reporting to management on a regular basis and regularly reviewing outstanding claims in coordination with our underwriting and actuarial teams.
Competition
The property, casualty and specialty business consists of many markets and sub-markets around the world. Each market is characterized by distinct customer needs and products and services to meet those needs, as well as specific economic and structural features. We face competition in our underwriting divisions from other insurers, reinsurers and MGAs. Competition is based on many factors, including pricing, coverage and structural terms, general reputation, financial strength, relationships with brokers, ratings assigned by independent rating agencies, response times including speed of claims payment and the experience and reputation of the members of the underwriting and claims teams. Given the diversity of our product offerings, our competition is broad and certain competitors may be specific to only a subset of our product offerings. Some of our competitors include American Financial Group, Inc., Arch Capital Group Ltd; AXIS Capital Holdings Limited; Beazley plc; Cincinnati Financial Corporation; Everest Re Group, Ltd; The Hanover Insurance Group, Inc.; Hiscox Ltd; James River Group Holdings, Ltd; Kinsale Capital Group, Inc.; Lancashire Holdings Limited; Markel Corporation; Palomar Holdings, Inc.; RLI Corp; RenaissanceRe Holdings Ltd.; Skyward Specialty Insurance Group, Inc.; various Lloyd’s syndicates and W.R. Berkley Corporation.
Regulation
The business of reinsurance and insurance is regulated in all countries in which we operate, although the degree and type of regulation varies significantly from one jurisdiction to another. As a holding company, the Company is generally not directly subject to such regulations, but its various insurance and reinsurance operating subsidiaries are subject to regulation, as summarized under “Certain Regulatory Considerations.”
Technology and Data
Our proprietary technology platform and the digitization of our operations enhances the operational efficiency and data analytic insights across our business as we scale. Our technology team is comprised of professionals with experience in insurance and financial markets technology, and with significant digital transformation experience. This team is led by our Hamilton Group Chief Technology and Data Officer, who has worked in both start-up and large data analytics companies, bringing strong leadership experience in innovation, agile culture enablement, and digital transformation.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Our proprietary systems include:
•HARP is our proprietary catastrophe modeling and portfolio accumulation management platform for all catastrophe-exposed risks. HARP supports structural features that many off-the-shelf platforms are unable to handle, such as reinstatement premium protections, cascading layers, and trailing deductibles. We believe HARP is one of the most sophisticated and user-friendly risk management systems in the industry. It enables us to provide much appreciated rapid turnaround to our brokers. Additionally, having our own internally developed platform, with a dedicated team, means we can enhance and update HARP as required, in-house.
•Timeflow is our global underwriting submission and orchestration system utilized across all of our business. This system benefits from integrated robotic process automation, which has enabled our underwriting and underwriting operations teams to digitize our submission process in a rapid fashion. This has enabled us to significantly improve our quote response time to brokers across the Hamilton Group by reducing manual steps involved in submission processing and duplicate data entry.
•MINT is our no-code-based system which fully digitizes the rate, quote, and bind endorsement process, in a single system enabling our underwriters to process the large volume of submissions. MINT allows Hamilton teams to quickly update and roll out new products as required to respond to market changes. MINT has advanced capabilities such as auto-generated application programming interfaces built by our staff which enable us to integrate with internal and external platforms to capture all underwriting data for business processing and analytic insights.
•Hamilton Insights is our key management information system. It is a self-service, real-time portal, allowing teams across Hamilton to seamlessly access data and customize reports in order to inform decision-making. The data can be filtered by many categories, including distributor, customer segment, line of business, cedant, specific industry, individual underwriter, and specific risk features, amongst other things and provides key underwriting performance metrics.
In addition, Hamilton has implemented modern back-office core systems which improve efficiency such as sequel eclipse/claims, SICS and Imageright. These core systems are integrated with our proprietary systems to enable straight through processing and SOX compliance, as well as enabling us to scale our business without a proportionate increase in operational costs. These back-office core systems adhere to cyber compliance and disaster recovery standards in a hybrid setup across the cloud and a datacenter.
Employees
We consider ourselves a magnet for talent with the ability to attract, develop and retain professionals from some of the leading companies in the industry and provide them with an environment in which they can thrive.
We have over 500 full-time employees. We have good working relations with our employees and aim to be an employer of choice. We strive to create a culture committed to fostering a rich diversity of thought, background and perspectives. We embrace diversity, equity and inclusion initiatives as a way to improve workplace culture and demonstrate the importance of valuing our employees as people, not just as workers. In addition, we offer and maintain a competitive benefits package designed to support the well-being of our employees, including, but not limited to, medical insurance, a 401(k) plan (or equivalent in our various locations), paid time off, life insurance and wellness support, including employee assistance programs.
We also support the learning and development of our employees and provide opportunities to further their education and professional development.
Facilities
Our primary executive offices are located in Pembroke, Bermuda and London, United Kingdom. In addition, we lease office space in Dublin, Ireland; Richmond, Virginia; Miami, Florida; and New York, New York.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
MANAGEMENT
Executive Officers and Directors of Hamilton
The following table sets forth, as of the date of this prospectus, information regarding individuals who are expected to serve as our directors and executive officers at the time of this offering.

Name	Age	Position
David Brown	65	Director, Chair
D. Pauline Richards	75	Director
John A. Overdeck	53	Director
Peter Koffler	67	Director
David M. Siegel	62	Director
Henry Hawes Bostic, III	49	Director
Marvin Pestcoe	62	Director
Russell Fradin	67	Director
Stephen W. Pacala	66	Director
William C. Freda	71	Director
Everard Barclay Simmons	50	Director
Pina Albo	60	Director, Chief Executive Officer
Gemma Carreiro	42	Group General Counsel, Secretary
Craig Howie	59	Group Chief Financial Officer
Venkat Krishnamoorthy	54	Group Chief Technology Officer & Group Chief Data Officer
Chad Cundliffe	48	Group Treasurer
Keith Bernhard	51	Group Chief Audit Officer
Brian Deegan	46	Group Chief Accounting Officer
Daniel Fisher	53	Group Head of Human Resources, Communications & Culture
Alex Baker	42	Chief Risk Officer
Adrian Daws	42	Chief Executive Officer, Hamilton Global Specialty
Megan Thomas	50	Chief Executive Officer, Hamilton Re
Anita Kuchma	59	Chief Executive Officer, Hamilton Select
David Brown has been on our Board of Directors since 2013 and currently serves as the chair of the Board of Directors. He also has served as non-executive chair of Hamilton Re since 2015. Mr. Brown previously served as the Chief Executive Officer at Flagstone Reinsurance Holdings Ltd. from September 2003 to its sale in November 2012. Mr. Brown was also the Chief Executive Officer of Centre Solutions from 1994 to 1997, and was a partner with Ernst & Young, Bermuda until 1993. In addition, Mr. Brown has experience serving on the boards of various organizations. Mr. Brown has served as Deputy Chair at the Bermuda Stock Exchange since 2020 (and previously held the role of Chair from 2000 to 2020), Chair of the Board of Argus Insurance Group since February 2020, as a director of Miami Stock Exchange since April 2021 and as a director of Bermuda Commercial Bank since July 2021. We believe Mr. Brown’s business and leadership experience in the reinsurance industry and his expertise in accounting qualifies him to serve on the Company’s Board of Directors.
D. Pauline Richards has served as a director of the Company since 2013 and as chair of the audit committee since February 2020. She has also served as a director at Trebuchet Group Holdings Limited since May 2007. Ms. Richards previously served as the Chief Operating Officer at Armour Group Holdings Limited in the insurance run-off business from July 2008 to May 2021. Prior to joining Armour, she was Director of Development of Saltus Grammar School, a private co-educational facility in Bermuda from 2003 to 2008 and Chief Financial Officer at Lombard Odier Darier Hentsch (Bermuda), a Banking and Trust Company from 2001 to 2003. Ms. Richards currently holds the position of director on a variety of boards, including Enovert Energy, a U.K.-based waste

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
management company, and Wyndham Hotels and Resorts and is a member of the Institute of Chartered Accountants of Bermuda. Ms. Richards has consulted for, and worked with, a number of other Bermuda-based insurance and financial services companies, including AON Group of Companies and Frank B. Hall (Bermuda) Limited.
John A. Overdeck has served as a director of the Company since 2013. Mr. Overdeck is co-chair and co-founder of Two Sigma, a financial sciences company, and President of the Overdeck Family Foundation. He is chair of the National Museum of Mathematics, and serves as a trustee of the Robin Hood Foundation and the Institute for Advanced Study. Mr. Overdeck earned a B.S. in Mathematics (with distinction) and a M.S. in Statistics from Stanford University. .
Peter Koffler has served as a director of the Company since February 2019. Mr. Koffler is also currently serving a Senior Managing Director in the Legal & Compliance Group at Blackstone Inc., a financial services company, and serves as a trustee/director of various funds managed by Blackstone. Prior to joining Blackstone in 2006, he served as General Counsel and Chief Compliance Officer of Twenty-First Securities Corporation, an institutional trading and investment firm. Mr. Koffler began his legal career at Baer Marks & Upham. He holds a Bachelor of Arts from the State University of New York at Binghamton and a Juris Doctor from Hofstra University School of Law.
David M. Siegel has served as a director and a member of our compensation and personnel and finance and governance committees since 2013. Dr. Siegel is co-chair and co-founder of Two Sigma, a financial sciences company, and Chairman of Siegel Family Endowment. He also serves on the board of Re:Build Manufacturing. Dr. Siegel is a member of the Executive Committee of the MIT Corporation, Chairman of the Cornell Tech Council and serves on the boards of Khan Academy, Carnegie Hall, and The Robin Hood Foundation's Learning + Technology Fund. He also serves as Vice-Chair of the Scratch Foundation and Chairman of the Board of Directors for NYC FIRST, and is a member of the Council on Foreign Relations. Dr. Siegel graduated from Princeton and received a Ph.D. in computer science from the Massachusetts Institute of Technology, where he conducted research at the Artificial Intelligence Laboratory.
H. Hawes Bostic, III has served as a director of the Company since 2022 and chair of our investment committee as of May 2023. He is also a Partner at Magnitude Capital, where he has been a member of the investment team since 2005. Previously, Mr. Bostic traded equity derivatives and convertible bonds for KBC Financial Products from 1999 to 2002 and worked as a trader at the D.E. Shaw group from 1998 to 1999. Mr. Bostic began his career in business consulting in 1995. In addition, since 2018, Mr. Bostic has served on the board of The In Kind Project, a non-profit that provides community programming in the arts for children of all backgrounds. He graduated with a Bachelor of Arts in English Literature from the University of Virginia and is a CFA Charterholder. We believe Mr. Bostic’s investing expertise and business leadership experience qualifies him to serve on the Company’s Board of Directors.
Marvin Pestcoe has served as a member of our Board of Directors and chair of our underwriting & risk Committee as of May 2023. He also currently serves as non-executive chair of Hamilton Select. Mr. Pestcoe served as Executive Chair and Chief Executive Officer of Langhorne Re from January 2019 to April 2021, and has served as director of Langhorne Re since 2021. He is also currently a director and chair of the Audit Committee of Minerva Intelligence. Mr. Pestcoe previously held senior positions in PartnerRe (2001 to 2017) and Swiss Re New Markets (1997 to 2001), and has over 35 years of experience in insurance, reinsurance and investments including a range of executive roles and leadership positions that focused on profit center management, investments, corporate strategy, data analysis and risk management. Mr. Pestcoe is also a Fellow of the Casualty Actuarial Society and a member of the American Academy of Actuaries. We believe Mr. Pestcoe’s expertise in insurance, reinsurance and investing and business leadership experience qualifies him to serve on the Company’s Board of Directors.
Russell Fradin has served as a director of the Company since 2016 and as chair of our compensation and personnel committee since 2022. He has also served as an operating partner of Clayton, Dubilier & Rice, a private equity company, since 2016. Mr. Fradin is also a Lead Director of Best Buy, the Chair of Tranzact, the Chair of Capco, a member of the Board of Governors of the International Tennis Hall of Fame and President of the Woodridge Lake Conservancy. Mr. Fradin served as President and Chief Executive Officer at SunGard Data Systems until its acquisition in November 2015. He also previously served as Chairman and Chief Executive Officer

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
of Aon Hewitt, as Chief Executive Officer of the BISYS Group from 2004 to 2006, held a range of senior executive positions at Automatic Data Processing from 1996 to 2003, and as a senior partner at McKinsey & Company from 1978 to 1996. Mr. Fradin holds a Masters of Business Administration degree from Harvard Business School and a Bachelor of Science degree in Economics and Finance from The Wharton School at the University of Pennsylvania. We believe Mr. Fradin’s extensive experience in investing and business leadership positions qualifies him to serve on the Company’s Board of Directors and as chair of our compensation and personnel committee.
Stephen W. Pacala has served as a director of the Company since 2013. He has also served as a Professor and Director at Princeton University since 1992. From 1982 to 1992 he served as an associate professor at the University of Connecticut. Mr. Pacala is also a member of President Biden’s Council of Advisors on Science and Technology, the American Academy of Arts and Sciences, and the National Academy of Sciences. Mr. Pacala is a previous recipient of the MacArthur Award, Mercer Award and the David Starr Jordan Prize. Mr. Pacala holds a Bachelor of Arts degree from Dartmouth College and a Ph.D. in biology from Stanford University. We believe Mr. Pacala’s extensive experience in climate-related matters and in leadership positions qualifies him to serve on the Company’s Board of Directors.
William C. Freda has served as a member of our Board of Directors since 2014 and chair of the finance and governance committee as of May 2023. He has been a director at State Street Corporation since 2014. Prior to this directorship, he worked for 40 years at Deloitte LLP, where he held many senior positions, including as the Chair of the Risk Committee and the Audit Committee of Deloitte Touche Tohmatsu Limited’s Board of Directors, Managing Partner of Deloitte’s US Client Initiatives, and member of the US Executive Committee. During his time at Deloitte, Mr. Freda also served as Managing Partner of Deloitte’s U.S. client initiatives, and Regional Managing Partner of the Northeast, Deloitte’s largest U.S. region. Mr. Freda is a graduate of Bentley University. He has been actively involved in many industry associations and community organizations, and is a current member of the Board of Trustees of Bentley University. We believe Mr. Freda’s key insight and perspective on risk management, international expansion and client relationships qualifies him to serve on the Company’s Board of Directors.
Everard Barclay Simmons has served as a director of the Company since 2023. Mr. Simmons is Chair and CEO at advisory firm Rose Investment Limited and Chair of the Bermuda Public Funds Investment Committee with responsibility for advising on the investment of Bermuda’s pension funds. He was formerly an investment banker with Goldman Sachs in New York and returned to Bermuda in 2006 as Managing Partner of a Bermuda law firm where he worked until 2019. Mr. Simmons is a graduate of the University of Kent at Canterbury, where he graduated with a law degree, the Inns of Court School of Law where he qualified as a barrister, and Harvard Business School where he graduated with a Master in Business Administration. He is a member of the boards of Petershill Partners plc and Argus Group Holdings Limited and is a former Chair of Butterfield Bank. We believe Mr. Simmons’ extensive financial and business experience in leadership positions qualifies him to serve on the Company’s Board of Directors.
Pina Albo has served as Chief Executive Officer of Hamilton and a member of its Board of Directors since January 2018. Ms. Albo started her career as a lawyer in Toronto, Canada, followed by a 25-year career at Munich Re in increasingly senior positions leading to her last position as Member of the Board of Executive Management where her responsibilities included P&C business and operations in Europe and Latin America. Since 2019, Ms. Albo currently sits on the Board of Directors for Reinsurance Group of America, Incorporated and in January 2023, was appointed as the first female Chair of the Association of Bermuda Insurers and Reinsurers. Since 2018, she has also served as an ambassador for the Insurance Supper Club, an international organization that aims to improve networking opportunities for women across the finance and insurance industries. Ms. Albo has been recognized for contributions to the insurance industry and has received numerous awards including the Association of Professional Insurance Women’s “Woman of the Year” (2011) and was designated “Top Influencer” in Insurance Business America’s List of “Hot 100” (2014) and placed on Intelligent Insurer’s list of “Top 100 Women in Re/insurance” (2014 and 2015). Ms. Albo holds a Maîtrise en Droit, International and European Community Law, from L’Université d’Aix-Marseille III, Aix-en-Provence, France; a Juris Doctor from Osgoode Hall Law School, York University, Toronto, Canada; and a Bachelor of Arts degree in Languages from the University of Winnipeg, Manitoba, Canada. We believe Ms. Albo’s extensive experience in the insurance industry and in leadership positions qualifies her to serve on the Company’s Board of Directors.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Gemma Carreiro has served as Group General Counsel and Secretary of Hamilton since 2017. Ms. Carreiro previously served as Co-Chair of the Policy Committee of the Association of Bermuda Insurers & Reinsurers from 2020 to 2022. Prior to joining Hamilton, she served as Secretary to the Board of PartnerRe Ltd. and General Counsel to its Bermuda subsidiaries. Prior to joining PartnerRe, she was an attorney at Conyers Dill & Pearman Limited, specializing in corporate law with a particular focus on insurance and reinsurance regulatory matters. Ms. Carreiro holds a Bachelor of Arts (Law) from Napier University, Scotland and a Post Graduate Diploma in Law from The University of Law, the United Kingdom.
Craig Howie has served as Group Chief Financial Officer of Hamilton since 2021. Prior to joining Hamilton, Mr. Howie served as Executive Vice President, Chief Financial Officer at Everest Re Group from 2012 to 2020. Mr. Howie has over 34 years of global (re)insurance industry experience. Prior to joining Everest, Mr. Howie spent over 23 years at Munich Re America where he held a number of senior finance positions. Mr. Howie holds a Bachelor of Science degree in Accounting, Summa Cum Laude from Drexel University and a Master of Business Administration, Finance and Taxation from Villanova University. Mr. Howie is also a Certified Public Accountant.
Venkat Krishnamoorthy joined Hamilton in 2019 as Group Chief Technology Officer and Group Chief Data Officer. Mr. Krishnamoorthy joined Hamilton from Coleman Research where he was Chief Technology Officer where he led its digital transformation and new SAAS product development between February 2015 and July 2019. Prior to joining Coleman Research, Mr. Krishnamoorthy was VP, Digital Technology, at McGraw-Hill Higher Education between Nov 2012 and Feb 2015. Mr. Krishnamoorthy also worked at Interactive Data Corporation as Head of Software Development and Operations (May 2011 to November 2012), Thomson Reuters as Head of Platform Development and various roles (February 1999 to March 2011), and CIBC World Markets as Executive Director (November 1994 to Feb 1999). Mr. Krishnamoorthy holds a Bachelor of Science degree from Government College of Engineering and a Master of Computer Science degree from New Jersey Institute of Technology. Venkat serves in the ACORD board as director. ACORD is responsible for setting digital standards for insurance and reinsurance companies globally.
Chad Cundliffe has served in various roles at Hamilton since 2014, including Group Chief Accounting Officer, Group Chief Investment Officer, and is currently Hamilton’s Group Treasurer and Chief Financial Officer of Hamilton Re. Prior to 2014, he worked at XL Group plc from 2004 to 2014 in various senior roles, including Senior Vice President, Accounting Policy and SEC Reporting Officer. Prior to XL Group plc, Mr. Cundliffe worked for PricewaterhouseCoopers from 1996 to 2004 in Bermuda and Canada. Mr. Cundliffe is a Chartered Accountant and a member of the Chartered Professional Accountants of Bermuda and the Chartered Professional Accountants of Alberta, Canada. Mr. Cundliffe holds a Bachelor of Commerce degree from the University of Alberta.
Keith Bernhard has served as Group Chief Audit Officer of Hamilton since 2014. Mr. Bernhard has more than 20 years of experience in audit and risk management. Between 2007 and 2014, Mr. Bernhard served as Director of Internal Audit for Max Capital, Alterra Capital and Markel Corporation. Prior to joining Max Capital, Mr. Bernhard served as Senior Manager, Risk Advisory Services at KPMG in Bermuda from 2004 to 2007. Prior to joining KPMG, Mr. Bernhard served as Senior Audit Manager at TransGrid from 2003 to 2004, and before that held several positions including Senior Manager, Enterprise Risk Services at Deloitte from 1994 to 2002. Mr. Bernhard is a Chartered Accountant, Certified in Risk Management Assurance, a member of the Institute of Risk Management and the New Zealand Society for Risk Management and previously held the position of President of the Bermuda Chapter of the Institute of Internal Auditors.
Brian Deegan joined Hamilton in 2020 and has served as Group Chief Accounting Officer since 2021. Prior to joining Hamilton, Mr. Deegan was Global Head of Finance and Treasury at Tokio Millennium Re (2012 to 2019), and Chief Financial Officer for Tokio Millennium Re (UK) Ltd. (2017 to 2019). Prior to joining Tokio, Mr. Deegan served in several positions at Lancashire Insurance Group from 2006 to 2012, including Senior Vice President, Controller. Mr. Deegan is a Fellow of the Institute of Chartered Accountants in Ireland and a member of the Chartered Professional Accountants of Bermuda. Mr. Deegan holds a Bachelor of Commerce degree and a Masters in Accounting from University College Dublin.
Daniel Fisher has served as Group Head of Human Resources, Communications & Culture since 2018. From 2017 to 2018, Mr. Fisher was the Global Head of Human Resources at the International Swaps & Derivatives

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Association (ISDA). Prior to working at ISDA, Mr. Fisher worked at Munich Re for 13 years, including as Global Head of Human Resources Strategy (2015 to 2017) and as Senior Vice President and Regional Head of Human Resources, North America (2009 to 2015), and Director of Human Resources for Munich Re’s UK and Ireland division (2003 to 2009). Mr. Fisher has also worked as a consultant with KPMG (2001 to 2003). Mr. Fisher holds a Bachelor of Arts degree from the London School of Economics and a Master of Science degree in Human Resource Management from the University of Manchester’s School of Management. Mr. Fisher is also a Fellow of the Chartered Institute of Personnel & Development.
Alex Baker has served as Chief Risk Officer since 2022. Mr. Baker joined Hamilton in 2016, serving as Chief Risk Officer and Chief Actuary at Hamilton Global Specialty before being promoted to his Group role. Prior to joining Hamilton, Mr. Baker was the Chief Actuary of Chubb’s Lloyd’s Managing Agency (2013 to 2016), a Capital Modelling Actuary for Chubb Europe (2011 to 2013) and a Capital Modelling Actuary at Chaucer Syndicates (2009 to 2011). Mr. Baker also worked as a Senior Consultant at PricewaterhouseCoopers (2003 to 2009). Mr. Baker achieved Fellow of the Institute of Actuaries (FIA) qualifications from the Institute of Actuaries in 2006 and a Masters in Mathematics from Oxford University in 2002.
Adrian Daws has served as Chief Executive Officer at Hamilton Global Specialty since 2020. Mr. Daws was previously Active Underwriter of Syndicate 400, and before that Active Underwriter of Syndicate 3334 at Hamilton Re. Before joining Hamilton Re, Mr. Daws was head of the Specialty Division at CNA Hardy and worked at Trenwick and Limit as a Financial Institutions Underwriter.
Megan Thomas has served as Chief Executive Officer of Hamilton Re since 2020. Prior to joining Hamilton, Ms. Thomas was the Chief Underwriting Officer of Reinsurance for AXIS Capital (2018 to 2020). Ms. Thomas also worked at AIG for over 12 years, including as Chief Underwriting Officer, Liability Lines (2014 to 2018) and Senior Vice President, Catastrophe Excess Liability (2009 to 2014). Ms. Thomas holds a Bachelor of Law degree from Bond University and a Bachelor of Agricultural Economics degree from the University of Queensland. Ms. Thomas also holds a Graduate Diploma of Legal Studies from Queensland University of Technology and a Graduate Diploma of Business from the University of New England, Armidale, Australia. She has been admitted to the Bar in both New York and in Queensland.
Anita Kuchma has served as Chief Executive Officer of Hamilton Select Insurance Inc. since 2022. Prior to joining Hamilton, Ms. Kuchma worked at Munich Re America for the past 16 years, including as Chief Operating Officer of the Reinsurance Division (2019 to 2022) and Head of Finance and Underwriting Operations, Specialty Markets (2016 to 2018) and Deputy Chief Financial Officer/Head of Planning & Controlling (2009 to 2016), Ms. Kuchma holds an Associate in Reinsurance (ARe) and is a Managed Healthcare Professional with Health Insurance Association of America. Ms. Kuchma also holds a Bachelor of Science in Finance and a Master of Business Administration in Finance with highest honors, each from La Salle University, and a Master of Science in Business Intelligence and Analytics from Saint Joseph’s University.
Composition of the Board of Directors of Hamilton
Our business and affairs are managed under the direction of our Board of Directors.
Upon the closing of this offering, our amended and restated bye-laws will provide that our Board of Directors shall consist of not less than 11 directors or more than 13 directors as the Board of Directors may determine from time to time. It is expected that upon the closing of this offering, our Board of Directors will consist of 11 directors.
In connection with this offering, the Company will enter into the Shareholders Agreement (as defined below) with certain existing shareholders who will, together with their affiliates, after giving effect to the offering, continue to own at least five percent (5%) of our issued and outstanding common shares. The Shareholders Agreement provides that each of Sango Hoken Holdings, LLC (“Sango Holdings”), Hopkins Holdings, LLC (“Hopkins Holdings”), the Blackstone Investor and the Magnitude Investor will each have the right to appoint one director if such shareholder continues to hold a prescribed number of common shares. Each of Sango Holdings, Hopkins Holdings and the Blackstone Investor must hold at least five million Class A common shares, while the Magnitude Investor must hold at least seven and a half million Class B common shares to continue to have the appointment right. See “Certain Relationships and Related Party Transactions—Shareholders Agreement.”

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The remaining directors will be elected annually for a term expiring at the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated. Currently, John A. Overdeck, David Siegel, Peter Koffler and H. Hawes Bostic, III are the appointed members of the Board of Directors. Mr. Koffler, the Blackstone Investor Director, has advised the Company that he will resign from the Board of Directors effective at the consummation of this offering. However, the Blackstone Investor will retain its right to appoint one director if it holds at least five million Class A common shares.
Prior to the completion of this offering, our Board of Directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our Board of Directors has affirmatively determined that David Brown, William C. Freda, Hawes Bostic, III, Stephen Pacala, D. Pauline Richards, Russell Fradin and Marvin Pestcoe are each an “independent director,” as defined under the Exchange Act and the rules of the NYSE. In making these determinations, our Board of Directors considered the current and prior relationships that each director has with our Company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.” Accordingly, in accordance with the listing standards of the NYSE, a majority of our directors are independent.
Leadership Structure of the Board of Directors of Hamilton
Our amended and restated bye-laws will provide our Board of Directors with flexibility to combine or separate the positions of Chairperson of the Board and Chief Executive Officer in accordance with its determination that utilizing one or the other structure would be in the best interests of our Company. Upon completion of this offering, David Brown will continue to serve as Chairperson of the Board.
Our Board of Directors has concluded that our current leadership structure is appropriate at this time. However, our Board of Directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.
Role of Board of Directors of Hamilton in Risk Oversight
Our Board of Directors is responsible for overseeing our risk management process. Our Board of Directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our Chief Executive Officer and other executive officers will regularly report to the non-executive directors and the audit committee to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. Internal audit will report functionally and administratively in accordance with our current reporting line and directly to the audit committee. We believe that the leadership structure of our Board of Directors provides appropriate risk oversight of our activities.
Committees of the Board of Directors of Hamilton
Upon the listing of our Class B common shares on the NYSE, our Board of Directors will have an audit committee, a compensation and personnel committee, a nominating and corporate governance committee, an investment committee and an underwriting and risk committee, each of which will operate under a charter that has been approved by our Board of Directors. In addition, from time to time, special committees may be established at the direction of the Board of Directors when necessary to address specific issues. Upon the listing of our Class B common shares on the NYSE, copies of each committee’s charter will be posted on our website, www.hamiltongroup.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Audit Committee
Upon listing of our Class B common shares on the NYSE, we expect that all of the audit committee members will qualify as independent directors under NYSE corporate governance standards and the independence requirements of Rule 10A-3 of the Exchange Act, inclusive of Ms. D. Pauline Richards who will serve as the chair. To the extent that at the date of registration our audit committee is not already composed of a majority of independent directors, our Board of Directors will appoint one or more additional independent directors to the audit committee within 90 days of the effective date of the registration statement of which this prospectus forms a part and, to the extent our audit committee is not then already entirely composed of independent directors, again within one year of the effective date of the registration statement of which this prospectus forms a part. The non-independent members of the audit committee will resign from the audit committee as the additional independent directors are added, so that, within one year of the effective date of the registration statement of which this prospectus forms a part, all of our audit committee members will be independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under corporate governance standards. Our Board of Directors has determined that Ms. D. Pauline Richards qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K under the Securities Act.
The purpose of the audit committee will be to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our Board of Directors with respect to its oversight of (1) our risk management policies and procedures; (2) the audits and integrity of our financial statements, and the effectiveness of internal control over financial reporting; (3) our compliance with legal and regulatory requirements; (4) the qualifications, performance and independence of the outside auditors; (5) the performance of our internal audit function; (6) the evaluation of related party transactions; (7) pre-approving audit and non-audit services and fees; and (8) establishment and maintenance procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters, or federal and state rules and regulations, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.
Compensation and Personnel Committee
Upon listing of our Class B common shares on the NYSE, we expect that the compensation and personnel committee will be chaired by Mr. Russell Fradin. The purpose of the compensation committee is to assist our Board of Directors in discharging its responsibilities relating to (1) setting our compensation philosophy and compensation of our executive officers and directors, (2) monitoring our equity-based and certain incentive compensation plans, (3) preparing the compensation committee report required to be included in our proxy statement or annual report under the rules and regulations of the SEC when such disclosure is required by SEC rules and (4) appointing and overseeing any compensation consultants.
Nominating and Corporate Governance Committee
Upon listing of our Class B common shares on the NYSE, we expect that the nominating and corporate governance committee will be chaired by Mr. William C. Freda. The nominating and corporate governance committee will be responsible for, among other things, reviewing board structure, composition and practices and making recommendations on these matters to our Board of Directors, reviewing, soliciting and making recommendations to our Board of Directors and shareholders with respect to candidates for election to the Board of Directors, overseeing our Board of Directors’ performance and self-evaluation process, reviewing the compensation payable to board and committee members and providing recommendations to our Board of Directors in regard thereto, and developing and reviewing a set of corporate governance principles.
Compensation and Personnel Committee Interlocks and Insider Participation
None of the members of our compensation and personnel committee is or has at any time during the past year been an officer or employee of the Company. None of our executive officers serves as a member of the compensation and personnel committee or board of directors of any other entity that has an executive officer serving as a member of our Board of Directors or compensation and personnel committee.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Code of Business Conduct & Ethics
Prior to the completion of this offering, our Board of Directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior officers. This code will be a “code of ethics,” as defined in Item 406(b) of Regulation S-K under the Securities Act. Upon completion of this offering, the code will be available on our website, www.hamiltongroup.com. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our internet website. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
HAMILTON INSURANCE GROUP, LTD.
EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS
This compensation discussion and analysis (CD&A) describes the philosophy, objectives, process, components and additional aspects of our executive compensation program for the fiscal year ended December 31, 2022. This CD&A is intended to be read in conjunction with the compensation tables that immediately follow this section, which provide historical compensation information for our following named executive officers (NEOs):

Giuseppina (Pina) Albo	Chief Executive Officer
Craig Howie	Chief Financial Officer
Megan Thomas	Chief Executive Officer, Hamilton Re
Adrian Daws	Chief Executive Officer, Hamilton Global Specialty
Peter Skerlj (1)	Chief Risk Officer
__________________
(1)Mr. Skerlj’s employment with the Company terminated on January 2, 2023.
I.PRIMARY OBJECTIVES
The primary objectives of our executive compensation program are to:
•Attract, motivate, reward and retain executives who contribute to our long-term success;
•Motivate executives to achieve key goals by having the largest portion of compensation be variable, at-risk pay tied to achievement of such goals;
•Link pay to performance over both the short and long terms; and
•Align executive officers’ interests with those of the Company and our shareholders over the long term, generally through the use of equity as a significant component of compensation.
In light of these objectives, our compensation plans are designed to reward our executive officers for generating performance that achieves Company and individual goals, and for increasing the value of the Company. When we fall short of achieving Company and individual goals, our executive officers’ compensation reflects that performance accordingly. We review our compensation program regularly to ensure that total compensation is fair, reasonable and competitive.
The compensation reported in this CD&A is not necessarily indicative of how we will compensate our NEOs following the consummation of this offering. We expect to review, evaluate and modify our compensation framework in connection with becoming a publicly traded company, which may result in our future compensation programs varying from our historical practices.
II.COMPENSATION PHILOSOPHY
Our compensation philosophy is performance-based and focuses on aligning the financial interests of our executive officers with those of our shareholders. Key components of our compensation philosophy are as follows:
Attract, motivate and retain key talent needed to contribute to our long-term success: We recruit talent with diverse experience, expertise, capabilities and backgrounds to lead the profitable growth of our business and to

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
execute our strategy. We reference the amounts and components of executive officer compensation in the companies in our compensation peer sets in recruiting our executive officers and determining competitive pay levels.
Provide a significant portion of total pay in variable pay that aligns actual payments with performance outcomes (pay for performance): We structure the compensation of our executive officers to have a significant portion that is variable and at-risk based on Company performance, given the executives’ greater ability to influence the achievements of the enterprise as a whole. The variable components include annual cash incentives and long-term equity incentives. As actual variable compensation earned is tied directly to the achievement of financial, strategic and business goals and our equity value, with upside potential when executives exceed target goals, the higher allocation to variable pay fosters a pay for performance culture.
Provide rewards for attainment of tangible objectives (pay for performance), while also considering the external context: We have designed our executive compensation program to incentivize our executive officers to achieve goals that advance our strategic and business objectives and increase shareholder value by closely linking Company performance and their individual performance to the compensation they earn. We specify clear and measurable quantitative and qualitative goals that, in combination and if achieved, are designed to elevate our results and returns to shareholders. We strive for our reward offerings to be market competitive, aligned with market practice and considerate of shareholder interests. We target total direct compensation at the median range of comparable positions at the companies in our compensation peer sets.
Align executive officers’ interests with those of the Company and its shareholders: Equity-based and other long-term incentive compensation constitutes a significant portion of our executive officers’ overall compensation. We use equity as the primary form for long-term incentive opportunities in order to motivate and reward executive officers to (i) achieve multiyear strategic goals and (ii) deliver sustained long-term value to shareholders. Using equity for long-term incentives creates strong alignment between the interests of executive officers and those of our shareholders, as it provides executive officers with a common interest with shareholders in share price performance and it fosters an ownership culture among executive officers by making them shareholders with a personal stake in the value they are being motivated to create.
Reward talent through a fair, competitive and reasonable process: We believe that our executive compensation program should incentivize our executive officers to achieve our business goals and enable us to attract and retain executives whose talents, expertise, leadership and contributions are expected to build and sustain growth in long-term shareholder value. To achieve these objectives, we regularly review our compensation policies and overall program design to ensure that they are aligned with the interests of our shareholders and our business goals, and that the total compensation paid to our executives is fair, reasonable and competitive for our size and stage of development.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
COMPENSATION PROGRAM GOVERNANCE
We assess the effectiveness of our executive compensation program from time to time and review risk mitigation and governance matters, which include maintaining the following best practices:

What We Do
✓	Pay for Performance	The majority of total executive compensation opportunity is variable and at-risk.
✓	Independent Compensation Consultant	We have engaged an independent compensation consultant to provide information for use in compensation committee decision-making.
✓	Clawback	Effective upon the completion of this offering, all incentive compensation will be subject to clawback if we are required to restate our financial statements due to material noncompliance with a financial reporting requirement or that corrects an error that is not material to previously issued financial statements but would result in a material misstatement if the error were corrected or left uncorrected.
✓	Share Ownership Guidelines	Effective upon the completion of this offering, executive officers will be required to maintain meaningful levels of share ownership.
✓	Caps on Annual Bonuses and Equity Grants	Our annual cash incentive plan and equity awards have upper limits on the amounts of cash and equity that may be earned.
✓	Double Trigger Change-in-Control Severance and Acceleration	The Company has entered into employment agreements with NEOs that provide certain financial benefits if there is both a change in control and a qualifying termination of employment (a “double trigger”). A change in control alone will not trigger severance pay or accelerated vesting of annual equity awards.
✓	Peer Data	We utilize compensation peer sets comprised of companies based on industry sector, revenue and market capitalization as a reference for compensation decisions, and these peer sets are reviewed on an annual basis.
What We Don’t Do
✗	No Perks	We do not provide any perquisites to executive officers.
✗	No Excise Tax Gross-Ups	We do not provide excise tax gross-ups on change-in-control payments.
✗	No Hedging or Pledging of Company Shares	We do not permit our executive officers and directors to pledge or hedge their Company shares.
✗	No Guaranteed Performance Bonuses	We do not provide guaranteed performance bonuses to our NEOs at any minimum levels of payment under our annual cash incentive plan.
III.COMPENSATION DETERMINATION PROCESS
ROLE OF THE COMMITTEE
The Compensation and Personnel Committee, or the compensation committee, establishes our compensation philosophy and objectives, determines the structure, components and other elements of executive compensation, and reviews and approves the compensation of the NEOs.
The compensation committee structures the executive compensation program to accomplish our articulated compensation objectives in light of the compensation philosophy described above.
In accordance with its charter, the compensation committee establishes total compensation for the CEO. The compensation committee reviews and evaluates the performance of the CEO and develops base salary and incentive compensation recommendations. Our CEO does not play any role with respect to any matter affecting her own

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
compensation and is not present when the compensation committee discusses and formulates the compensation recommendation.
With the input of the CEO, the compensation committee also establishes the compensation for all of the other executive officers.
ROLE OF THE CEO
The compensation committee works with our CEO to set the target compensation of each of our executive officers, including other NEOs. As part of this process, the CEO evaluates the market competitiveness of the various components of compensation and the performance of the other executive officers annually and makes recommendations to the compensation committee regarding the compensation of each executive officer in the first quarter of the applicable fiscal year.
The CEO’s input is particularly important in connection with base salary adjustments and the determination of each executive officer’s individual goals under the annual cash incentive plan. The compensation committee gives significant weight to the CEO’s recommendations in light of her greater familiarity with the day-to-day performance of her direct reports and the importance of incentive compensation in driving the execution of managerial initiatives developed and led by the CEO. Nevertheless, the compensation committee makes the ultimate determination regarding the compensation for the executive officers.
ROLE OF MANAGEMENT
The compensation committee also works with members of our management team, including human resources, finance and legal professionals. Management supports the compensation committee by assisting in plan design, providing information on corporate and individual performance and management’s perspective and recommendations on compensation matters. The compensation committee does not delegate any of its functions to others in setting the compensation of our NEOs.
EXECUTIVE COMPENSATION COMPETITIVE MARKET INFORMATION
In making determinations about executive compensation, the compensation committee believes that obtaining relevant market data is important, because it serves as a reference point for making decisions and provides very helpful external context. When making decisions about the structure and component mix of our executive compensation program, the compensation committee takes into consideration the structure and components of, and the amounts paid under, the executive compensation programs of other comparable companies, as derived from surveys, public filings and other sources.
The compensation committee, with the assistance of a compensation consultant and considering peer sets used previously, developed peer sets in early 2022. Because our business includes insurance, insurance infrastructure, reinsurance and specialty insurance, the peer sets include companies with businesses that encompass one or more of those segments. Also, because we have executive officers located in the United States, the United Kingdom and Bermuda, the compensation consultant developed peer sets for the positions in each of these geographic markets. For Bermuda, the number of prospective peer companies was low, so the peer set used for positions in Bermuda included both Bermuda and U.S. companies.
The market data is used as a reference point and to provide information on the range of competitive pay levels and current compensation practices in our industry. The compensation committee determined that the appropriate market reference was the median (50th percentile). Executive officers’ total compensation may deviate from the level referenced in order to attract or retain key individuals or reflect their respective skills, experience or performance.
We believe that the compensation practices of these peer sets provided us with appropriate compensation reference points for establishing the compensation of our NEOs for the fiscal year ended December 31, 2022. Consistent with best practices for corporate governance, the compensation committee intends to review our competitive market information annually.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
IV.COMPENSATION PROGRAM COMPONENTS
2022 COMPONENTS IN GENERAL
The compensation committee selected the components of compensation set forth in the chart below to achieve our executive compensation program objectives. The compensation committee regularly reviews all components of the program to verify that each executive officer’s total compensation is consistent with our compensation philosophy and objectives and that the component is serving a purpose in supporting the execution of our strategy. The majority of each executive officer’s compensation is variable and at-risk, with a meaningful portion that is performance based.
Long-term incentive equity awards are prospective in nature and intended to tie a substantial portion of an executive’s pay to creating long-term shareholder value. In the fiscal year ended December 31, 2022, the compensation committee structured the long-term incentive opportunity with performance stock units, or PSUs, and time-based vesting restricted stock units, or RSUs, in order to motivate executive officers to achieve multi-year strategic goals and deliver sustained long-term value to shareholders, and to reward them for doing so.

Element	Description	Additional Detail
Base Salary	Fixed cash compensation. Determined based on each executive officer’s role, individual skills, experience, performance and competitive market conditions.	Base salaries are intended to provide stable compensation to executive officers, allow us to attract and retain skilled executive talent and maintain a stable leadership team.
Short-Term Incentives: Annual Cash Incentive Opportunities

The pool is 60% based on financial objectives and 40% based on non-financial goals.
Variable cash compensation based on the level of achievement of pre-determined annual corporate and individual goals.
Cash incentives are capped at a maximum of 200% of each NEO’s target opportunity.

Annual cash incentive opportunities are designed to ensure that executive officers are motivated to achieve our annual goals and reward them for doing so, as well as to attract and retain executive officers.

Long-Term Incentives: Annual Equity-Based Compensation

Variable equity-based compensation.
PSUs: Restricted stock units that vest based on achievement of performance goals.
RSUs: Restricted stock units that vest based on the passage of time.
Value Appreciation Pool (VAP): One-time incentive arrangement tied to an increase in the value of the Company’s goodwill, vests if there is a trigger event such as an IPO, a change in control or at the end of a five-year period in 2025.

Equity-based compensation is designed to motivate and reward executive officers to achieve our multi-year strategic goals and to deliver sustained long-term value to shareholders, as well as to attract and retain executive officers.

Links with shareholder value creation; aligns with shareholders.

2022 TARGET PAY MIX
Consistent with the compensation committee’s pay-for-performance philosophy, a meaningful majority of annual target total compensation is variable, at-risk pay. The compensation committee considers compensation to be “at-risk” if it is subject to operating performance or if its value depends on our share price.
The following graphic shows the allocation of annual target total compensation payable to the CEO and the average allocation to the other NEOs. The compensation committee allocated compensation among base salary, target annual cash incentive plan amounts and the grant date fair value of long-term incentives in the form of PSUs

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
and RSUs. The values and allocations were determined by the compensation committee with reference to, and consistent with, the allocations among such elements at the companies in our compensation peer sets.

CEO	NEO Average(1)

__________________
(1)NEO Average excludes CEO compensation.
Each compensation element is discussed in more detail below and set forth in more detail in the 2022 Summary Compensation Table and 2022 Grants of Plan-Based Awards table below.
BASE SALARY
Base salaries provide fixed compensation to executive officers and help to attract and retain the executive talent needed to lead the business and maintain a stable leadership team. Base salaries are individually determined according to each executive officer’s areas of responsibility, role and experience, and vary among executive officers based on a variety of considerations, including skills, experience, achievements and the competitive market for the position.

NEO	2022 Base Salary ($)
Giuseppina Albo	1,300,000
Craig Howie	600,000
Megan Thomas (1)	560,000
Adrian Daws (2)	377,242
Peter Skerlj (1)	430,000
__________________
(1)All amounts paid to Ms. Thomas and Mr. Skerlj were paid in Bermudian dollars (BMD). The BMD is pegged to the U.S. dollar at a rate of 1:1.
(2)All amounts paid to Mr. Daws were paid in British pound sterling. For purposes of this CD&A, all amounts paid to Mr. Daws were converted to U.S. dollars using the 2022 average exchange rate, $1.2369 per GBP, except where otherwise indicated.
ADJUSTMENTS TO BASE SALARY
From time to time, the compensation committee will consider base salary adjustments for executive officers. The main considerations for a salary adjustment are similar to those used in initially determining base salaries but may also include a change of role or responsibilities, recognition for achievements, regulatory or contractual requirements, budgetary constraints or market trends.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
ANNUAL CASH INCENTIVE PLAN
The annual cash incentive plan for executive officers is a cash-based plan that rewards executive officers, including our NEOs, for the achievement of key annual objectives. The structure of the annual cash plan incentivizes NEOs to achieve annual financial and non-financial objectives that the compensation committee views as critical to the execution of our business strategy.
There is a bonus pool under the annual cash incentive plan that is funded based on our achievement against the financial measure of profitability as measured by our combined ratio and the non-financial measures of strategic growth, technology enablement and being a magnet for talent, as more specifically described below. If achievement relative to these measures does not reach at least the threshold level, then the bonus pool will not be funded, and the NEOs would not be entitled to any payout, regardless of his or her individual performance.
To the extent that the bonus pool is funded, the NEOs are entitled to payouts under the annual cash incentive plan based on the level of achievement relative to the financial and non-financial measures, subject to the compensation committee’s discretion to decrease or increase the overall funding percentage and/or to decrease or increase any individual bonus payout.
TARGET OPPORTUNITIES
The compensation committee determines a target cash incentive opportunity for each NEO under the annual cash incentive plan by taking the individual’s base salary and multiplying it by the individual’s target incentive percentage. The target incentive percentages for the fiscal year ended December 31, 2022 for each NEO were as follows:

NEO	2022 Target Cash Incentive Opportunity (as a % of Base Salary)
Giuseppina Albo	125
Craig Howie	100
Megan Thomas	100
Adrian Daws	100
Peter Skerlj	100
FINANCIAL MEASURE (60%)
For the fiscal year ended December 31, 2022, 60% of the amount of the bonus pool funding for our annual cash incentive plan was based on underwriting profitability as measured by our combined ratio (as described below). The compensation committee selected this measure because it focuses executives on this critical business priority.
We use the combined ratio as our measure of underwriting profitability. This ratio is a relative measurement that describes, for every $100 of net premiums earned, the amount of losses and loss adjustment expenses, and the amount of other underwriting expenses, that would be taken from the premium. A combined ratio of less than 100% indicates that the insurance company’s underwriting activities are profitable and a combined ratio of over 100% indicates an underwriting loss. The appropriate combined ratio target for a company depends upon its mix of business as the underwriting environment varies across countries and products, as does the degree of litigation activity, all of which affect the combined ratio. In addition, investment returns, local taxes, cost of capital, regulation, product type and competition can have an effect on pricing and consequently on profitability, as reflected in underwriting income and associated ratios.
For the financial measure, the compensation committee set the target for combined ratio at a level that it considered rigorous and challenging and that took into account the relevant risks and opportunities of the Company’s business but that does not fail to incentivize proper underwriting discipline. In particular, the compensation committee reviewed our 2022 annual operating budget that resulted from our detailed budgeting

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
process and evaluated various factors that might affect whether the target could be achieved, including the risks to achieving certain preliminary objectives that were necessary pre-requisites to achieving the budget targets.
Considering these factors, the compensation committee set the 2022 target for combined ratio at 98.5%, a 750 basis point improvement over 2021 actual performance, and set the threshold level of performance at 114.6%, a level that required a high level of performance, and the maximum level of performance at 91.8%, a level that required exceptionally strong performance and represented a significant challenge.

Financial Measure	Weighting (%)	Threshold (%)	Target (%)	Maximum (%)
Combined Ratio	60	114.6	98.5	91.8
Funding Percentage (as a % of target funding)		0	100	200
NON-FINANCIAL MEASURES (40%)
For the fiscal year ended December 31, 2022, 40% of the amount of the bonus pool funding for our annual cash incentive plan is based on non-financial measures. The components of these measures are as follows:
•Strategic Growth – actions to sharpen our strategic focus, align our organizational structure with the refined strategy and focused execution in line with communicated priorities in order to grow in the right lines of business at the right time in the cycle while continuing to optimize portfolio composition.
•Technology Enablement – actions to enhance technology capabilities, continue to build facilitating business platforms, capture data and improve analytics.
•Magnet for Talent – actions to attract, develop and retain talent within the organization and create a vibrant entrepreneurial culture that fosters communication, collaboration, diversity, equity and inclusion (DEI), alignment with our corporate values and the execution of our environmental, social, and governance (ESG) strategy.
For these non-financial measures, the 2022 targets were aggressive and set at challenging levels such that the attainment of target performance for each category of goals was not assured at the time they were set and required a high level of effort and execution on the part of the executive officers and others in order to achieve the goals. The compensation committee believes that each of these goals is strongly aligned to the creation of shareholder value.

Non-Financial Measures	Weighting (%)
Strategic Growth	20
Technology Enablement	10
Magnet for Talent	10
For the non-financial measures, the compensation committee evaluates the degree or level of achievement in each of the categories relative to each particular business priority.
BONUS POOL FUNDING
The compensation committee determined the bonus pool funding level based on the level of actual performance relative to the goals. In order to motivate performance and underscore the importance of achieving, or closely approaching, the financial measure goal at this critical time in our development, the compensation committee set the funding level at 0% for achievement below the threshold level of performance. For performance between the threshold level and the target level, the funding level increases from 0% for threshold performance to 100% of the target opportunity for achieving target performance. For performance between the target level and the maximum level, the funding level ranges from 100% of the target opportunity to 200% of the target opportunity. Achievement above the maximum level is capped at the maximum funding level of 200% of target. For performance between the threshold and maximum, the bonus funding level will be determined by linear interpolation.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
For the non-financial measures, the compensation committee similarly determines achievement relative to each particular measure based on its qualitative rating of where performance fell on a scale of “does not meet” to “exceed” and translates that performance level to a corresponding bonus funding level ranging from 0% to 200%.
2022 ACHIEVEMENT OF FINANCIAL AND NON-FINANCIAL MEASURES
For the fiscal year ended December 31, 2022, we had a combined ratio of 102.8%, largely attributable to reserve estimates for potential claims relating to the conflict in Ukraine, Hurricane Ian and losses on legacy business. We made significant progress regarding each of the non-financial measures, partially exceeding or, in some cases significantly exceeding, the goals in each category. More specifically, we achieved significant growth, launched our Hamilton Select operation with exceptional speed, earned a rating outlook upgrade from both A.M. Best and Kroll Bond Rating Agency, and reduced the volatility in the portfolio significantly; we upgraded our technology and introduced new business-enhancing technology and analytic platforms; and we improved our employee engagement score, reduced voluntary employee turnover, achieved key DEI goals and began to implement our ESG strategy. The following table sets forth the Company’s achievement relative to the financial and non-financial goals and the corresponding overall bonus pool funding level of 98.8%:

Performance Measures	Weighting (%)	Threshold (%)	Target (%)	Maximum (%)	Actual Result (%)	Performance Achievement (%)	Weighted Payout (%)
Financial Measure: Combined Ratio	60	114.6	98.5	91.8	102.8	48	28.8
Funding Percentage (as a % of target funding)		0	100	200
Non-Financial Measures:
Strategic Growth	20	—	—	—	—	200	40
Technology Enablement	10	—	—	—	—	150	15
Magnet for Talent	10	—	—	—	—	150	15
Aggregate Weighted Funding Percentage:							98.8
PAYOUT DETERMINATIONS
As described above, the compensation committee verifies achievement relative to the target for the financial measure and the non-financial measures to determine the respective performance levels. The compensation committee then adds the amounts for the two components together to determine the bonus pool funding. The compensation committee then takes this bonus pool funding level, together with each NEO’s individual annual performance review, and determines the payout, which may be more or less than the NEO’s target, ranging from a minimum of 0% and up to a maximum (assuming 100% funding of the bonus pool) of 200%.
The total payout under our annual cash incentive plan for each NEO for 2022 is reflected in the following table:

NEO	2022 Base Salary ($)	2022 Target Cash Incentive Opportunity (as a % of Base Salary) (%)	Target Incentive ($)	Bonus Pool Funding (%)	Individual Performance (%)	Total 2022 Cash Incentive Payout Amount ($)
Giuseppina Albo	1,300,000	125	1,625,000	99	100	1,625,000
Craig Howie	600,000	100	600,000	95	107	640,000
Megan Thomas	560,000	100	560,000	95	94	525,000
Adrian Daws (1)	377,242	100	377,242	95	123	464,816
Peter Skerlj	430,000	100	430,000	95	—	100,000(2)

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
__________________
(1)All amounts paid to Mr. Daws were paid in British pound sterling. The base salary amount was converted to U.S. dollars using the 2022 average exchange rate, $1.2369 per GBP. The total 2022 cash incentive payout amount was converted using the exchange rate on March 24, 2023, the date of payment, of $1.2232 per GBP.
(2)Pursuant to Mr. Skerlj’s separation agreement, Mr. Skerlj was entitled to a pro rata bonus, which resulted in a bonus payout of $100,000. See “Executive Compensation Tables—Potential Payments Upon a Termination or Change in Control” below for a discussion of Mr. Skerlj’s separation agreement.
LONG-TERM INCENTIVES
The third and largest component of the executive compensation program is long-term incentive equity grants. Long-term incentive equity awards are prospective in nature and intended to tie a substantial portion of an executive’s pay to creating long-term shareholder value. The compensation committee has designed the long-term incentive opportunity to motivate and reward executive officers to achieve multi-year strategic goals and to deliver sustained long-term value to shareholders. The long-term incentives create a strong link between payouts and performance, and a strong alignment between the interests of executive officers and the interests of our shareholders. Long-term equity incentives also promote retention, because executive officers will only receive value through the vesting schedule if they remain employed by us over the required term, and they foster an ownership culture among our executive officers by making them shareholders with a personal stake in the value they are intended to create.
LONG-TERM INCENTIVE TARGET OPPORTUNITIES
The employment agreements with each of our NEOs set forth annual targets for grants of RSUs and PSUs. The target levels are expressed as dollar amounts, equal to a certain percentage of base annual salary. The number of shares covered by the awards is calibrated by dividing the applicable target dollar amount by the per share fair market value of our shares as of the last day of the prior financial year ($14.82 for the grants made during the fiscal year ended December 31, 2022). In February 2022, the compensation committee authorized grants of awards to our NEOs under our 2013 Equity Incentive Plan at their respective annual grant targets. In affirming and establishing these grant levels, the compensation committee considered the following:
•the values of, allocations to, and proportion of total compensation represented by, the long-term incentive opportunities at the companies in our compensation peer sets;
•individual performance, criticality, and expected future contributions of the NEO;
•time in role, skills and experience; and
•retention.
EQUITY VEHICLES AND 2022 MIX: PSUs AND RSUs
The 2022 mix of long-term incentives granted to the NEOs is shown in the following table:

Equity Vehicle	2022 Allocation	Vesting Period	Performance Metric	Rationale for Use
PSUs	50%	3-year cliff	3-year Annualized Underwriting Return on Capital (UROC)	•Focuses on underwriting results, core profitability and risk management •Prioritizes increasing shareholder value •Promotes long-term focus and retention
RSUs	50%	3 years: 1/3 per year	Value of stock at vesting	•Aligns with shareholders •Promotes retention •Provides value even during periods of share price or market underperformance

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The compensation committee structured the mix of equity vehicles and the relative weight assigned to each type of award to motivate performance against long-term goals through PSUs, and to ensure some amount of value delivery through the RSUs. These are complementary because they have upside potential but deliver some value even if the share price does not increase, while also reinforcing an ownership culture and commitment to us.
PSU PERFORMANCE METRIC
The compensation committee selected the PSU performance metric of 3-year annualized underwriting return on capital because it focuses our executive officers on the key goals of underwriting results, core profitability and risk management, while addressing or reducing volatility from investment results, non-underwriting activities and catastrophe impacts. More specifically, in striving for a more consistent metric over time, the determination of underwriting return on capital incorporates certain adjustments, including adding a notional investment credit to support underwriting and smoothing catastrophe losses and reserve movements across time periods. Underwriting return on capital also incorporates risk-adjusted returns, which relate to underwriting and risk management practices. The use of 3-year annualized results promotes a focus on long-term performance.
Underwriting return on capital is determined by a fraction, the numerator of which consists of 1) GAAP underwriting profit, plus 2) a catastrophe loss bank adjustment, plus 3) a reserve adjustment, plus 4) a loss portfolio transfer adjustment, plus 5) investment income on insurance float; and the denominator of which consists of risk-adjusted underwriting capital.
The compensation committee approves underwriting return on capital for each of the three years in the performance period, and then compounds and annualizes them.
TARGET, THRESHOLD AND MAXIMUM PERFORMANCE LEVELS
Similar to the annual cash incentive plan, for the PSUs, the compensation committee defines payout levels representing the number of PSUs to be earned by executive officers based on the level of actual performance relative to the target.
The compensation committee believes that it has set the performance goal at a rigorous and challenging level so as to require significant effort and achievement by our executive officers, and that such goal has been established in light of our internal forecast as well as the macroeconomic and industry environments.
If the Company’s 3-year annualized underwriting return on capital falls between the threshold and maximum levels, the payout percentage will be determined by linear interpolation.
Ultimately, the compensation committee will approve the performance achievement percentages and the determination of the number of PSUs earned based on the outcome of the formula.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
2022 GRANTS OF PSUs AND RSUs
The following table summarizes the grants to our NEOs made on February 23, 2022:

NEO	2022 Base Salary ($)		2022 Target Long-Term Incentive Opportunity (as a % of Base Salary) (%)	Target Long-Term Incentive Value ($)	PSUs ($)	PSUs (#)	RSUs ($)	RSUs (#)
Giuseppina Albo	1,300,000		200	2,600,000	1,300,000	87,719	1,300,000	87,719
Craig Howie	600,000		150	900,000	450,000	30,364	450,000	30,364
Megan Thomas	560,000		125	700,000	350,000	23,617	350,000	23,617
Adrian Daws	377,242	(1)	125	473,200	236,600	15,965	236,600	15,965
Peter Skerlj	430,000		100	430,000	215,000	14,507	215,000	14,507
__________________
(1)The base salary amount was converted to U.S. dollars using the 2022 average exchange rate, $1.2369 per GBP.
2020 PSUs WITH PERFORMANCE PERIOD COMPLETED AS OF 2022 YEAR END
In 2020, the compensation committee granted PSUs with performance-based vesting requirements for the three-year performance period of 2020-2022 based on underwriting return on capital, which had the following performance curve:

2020 Performance Measure	Below Threshold (%)	Threshold (%)	Target (%)	Maximum (%)	Maximum or Above (%)	Actual (%)
Underwriting Return on Capital	<(2.5)	(2.5)	3	7	>7.0	(1.7)
Payout Percentage of Target Shares	0	0	100	200	200	9.4
The compensation committee determined that the annualized underwriting return on capital for the 2020-2022 period was -1.7%, and correspondingly approved a performance payout at 9.4% of target. The compensation committee then multiplied this payout percentage by the number of PSUs originally granted to determine the numbers of PSUs earned, which were as follows:

NEO (1)	Earned PSUs (#)
Giuseppina Albo	4,799
Peter Skerlj	2,407
__________________
(1)Mr. Howie, Ms. Thomas and Mr. Daws became executive officers subsequent to, and were not eligible for, the grant of the 2020-2022 PSUs.
2021 GRANTS OF PSUs AND RSUs
Similar to 2020 and 2022, in 2021, the compensation committee made grants of PSUs and RSUs to our NEOs in office at that time in order to motivate and reward them to achieve multi-year strategic goals and to deliver sustained long-term value to shareholders. The compensation committee had similarly selected the performance metric of 3-year annualized underwriting return on capital. After the end of the 2021 – 2023 performance period, the targets and achievement relative to such targets will be disclosed.
The compensation committee intends to make grants of long-term incentive awards annually and might also grant long-term incentive awards when an individual is promoted to a senior executive position to recognize the increase in the scope of his or her role and responsibilities. From time to time, the compensation committee might make special awards to recognize major accomplishments, or selective awards in situations involving a leadership transition. The compensation committee might also make grants to newly hired executive officers.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
LEGACY SIGN-ON BONUS TO MR. HOWIE
In 2021, in connection with recruiting Mr. Howie to join the Company, we entered into an employment agreement with him that, among other things, included a one-time award of 250,000 units of the Company’s value appreciation pool and $1,200,000 of “initial hire grants” (in cash or an equivalent amount of shares at his election), $600,000 of which was payable on the first payroll date after July 1, 2021, and $600,000 of which was payable on the first payroll date after July 1, 2022. Mr. Howie received the second instalment in 2022. The sign-on award and grants were intended to make Mr. Howie whole for amounts he forfeited from his previous employer when he joined the Company.
POST-EMPLOYMENT COMPENSATION
QUALIFIED RETIREMENT PLANS
We offer a tax-qualified 401(k) defined contribution plan covering all of our U.S. employees, including our U.S.-based NEOs. Eligible employees may make voluntary pre-tax and post-tax contributions to the 401(k) plan and are eligible for matching company contributions in an amount equal to 100% of the first 6% of the employee’s eligible compensation contributed to the plan. The 401(k) plan also permits discretionary company contributions. All contributions to the 401(k) plan are subject to certain limitations under the Internal Revenue Code.
Ms. Albo receives an additional cash payment equal to 4% of her base salary, which, together with the 6% company matching contribution to the 401(k) plan, approximates the 10% retirement benefit contribution she received under a previous Bermuda employment agreement.
NEOs based in the U.K. are eligible to participate in the defined contribution pension scheme and receive a contribution of 10% of pensionable earnings plus a 2.5% match, aligned with all our U.K.-based employees. All employees in the U.K., including our NEOs, may elect to take cash in lieu of pension subject to compliance with applicable law.
NEOs in Bermuda receive a 10% retirement benefit contribution aligned with our Bermuda-based employees.
TERMINATION AND CHANGE IN CONTROL PROVISIONS
The compensation committee believes that the long-term interests of shareholders are best served by providing reasonable protection to address potential change in control transactions in which NEOs may otherwise be distracted by their potential loss of employment in the event of a successful transaction.
Under the terms of our 2013 Equity Incentive Plan, vesting is accelerated for the unvested portion of awards due to a change in control if, within 12 months following the change in control, the NEO’s employment is either terminated by the Company without cause or by the NEO for good reason. For PSUs, performance conditions would be deemed achieved based on the greater of actual performance or target at the time of the change in control, with the number of shares also to be fully vested. These are called “double trigger” arrangements (i.e., benefits under these arrangements are only triggered by the consummation of a change in control followed by the NEO’s termination of employment under certain specified circumstances within 12 months following the change in control).
In addition, under the terms of our 2013 Equity Incentive Plan, if a change in control occurs and awards are not assumed or continued by the successor or surviving corporation, the unvested portion of any outstanding awards will generally vest on the date of the change in control, and the compensation committee has the discretion to settle such awards with cash.
We do not provide excise tax “gross-ups” to any of our executive officers related to change-in-control payments.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
SEVERANCE ARRANGEMENTS
We provide severance benefit protection to our NEOs through our individual employment agreements with each such individual (in addition to the special provisions in connection with a change in control). The compensation committee believes these severance payments and benefits are important from a recruiting perspective to provide some level of protection to our executive officers from having their employment terminated without cause or constructively terminated in connection with a change in control, or from experiencing a life-changing disability, and that the amounts are reasonable when compared with similar arrangements adopted by comparable companies. See “Executive Compensation Tables—Potential Payments Upon a Termination or Change in Control” below for further information.
HEALTH AND WELFARE AND OTHER BENEFITS
We offer a broad range of benefits, which might include medical, dental, vision, life, and disability plans to our employees, including our NEOs. We pay all or most of the cost of medical plan coverage for all employees, including our NEOs, although we are not obligated to pay any increases in the cost of coverage after such NEO’s employment commencement date. We pay a majority of the employee share of Bermudian government payroll and social insurance taxes for all employees based in Bermuda, including our NEOs, which we believe is common practice at other Bermuda-based public companies.
We believe the benefits described above are necessary and appropriate to provide a competitive compensation package to our NEOs and are entirely aligned with benefits provided to all of our employees in the respective locations.
V.ADDITIONAL COMPENSATION POLICIES AND PRACTICES
CLAWBACK POLICY
The Company adopted a clawback policy designed to recoup any erroneously awarded compensation resulting from certain accounting restatements. If the Company is required to prepare an accounting restatement because of either (i) the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial restatements that is material to the previously issued financial statements, or (ii) an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, then all incentive compensation paid or credited to each current or former executive officer for the restated period (up to three years) will be recalculated based on the restated results. To the extent the recalculated incentive compensation is less than the incentive compensation actually paid or credited to such executive officer for that period, the excess amount must be forfeited or returned to the Company.
In the event of an executive officer’s failure to repay any erroneously awarded compensation due under the clawback policy, the Company would enforce the clawback policy and pursue other remedies to the fullest extent permitted by law, unless certain conditions are met and the compensation committee determines that recovery would be impracticable.
EXECUTIVE STOCK OWNERSHIP GUIDELINES
We believe that the Company and our shareholders are best served when executive officers manage the business with a long-term perspective. As such, the Company will implement executive share ownership guidelines, as we believe stock ownership is an important tool to strengthen the alignment of interests among our executive officers and our shareholders, to reinforce executive officers’ commitment to us and to demonstrate our commitment to sound corporate governance. The guidelines require that within five years of being appointed to a covered position,

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
the CEO hold a minimum of six times, and the other executive officers hold a minimum of three times (as detailed below) the value of their annual base salary in Company shares.

Position	Multiple of Base Salary
Chief Executive Officer	6x
Other Executive Officers	3x
For this purpose, RSUs (whether or not vested) and Company shares directly or beneficially owned by the executive, or the executive’s immediate family members, will count for purposes of satisfying the ownership requirement, but not PSUs. After the initial five-year phase-in period, compliance with the ownership requirement will be measured as of the last trading day of each calendar year.
ANTI-HEDGING AND ANTI-PLEDGING POLICY
The Company adopted an insider trading policy effective upon the consummation of this offering that will prohibit employees (including our NEOs) and directors from engaging in any hedging transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) that are designed to hedge or speculate on any change in the market value of the Company’s equity securities. It will also explicitly prohibit employees (including our NEOs) and directors from effecting short sales of the Company’s equity securities, which are inherently speculative in nature and contrary to the best interests of the Company and its shareholders. The Company’s insider trading policy will also prohibit employees (including our NEOs) and directors from pledging the Company’s securities in any circumstance, including by purchasing Company securities on margin or holding the Company’s securities in a margin account.
COMPENSATION RISK MANAGEMENT
The compensation committee has undertaken a risk assessment of the Company’s compensation programs to determine whether these programs are appropriately designed and to ensure that they do not motivate individuals or groups to take risks that are reasonably likely to have a material adverse effect on the Company. Following this comprehensive review of the design, administration, and controls of these programs, the compensation committee was satisfied that the Company’s programs are well structured with strong governance and oversight mechanisms in place to minimize and mitigate potential risk and that any risks arising from the Company’s compensation programs are not reasonably likely to have a material adverse effect on the Company.
ACCOUNTING CONSIDERATIONS
We follow Financial Accounting Standards Board ASC Topic 718 for our stock-based compensation awards. In accordance with ASC Topic 718, stock-based compensation cost is measured at the grant date, or with respect to performance-based awards, the service inception date, based on the estimated fair value of the awards using a variety of assumptions. This calculation is performed for accounting purposes and, as applicable, reported in the compensation tables, even though recipients may never realize any value from their awards. We record this expense on an ongoing basis over the requisite employee service period. Accounting rules also require us to record cash compensation as an expense at the time the obligation is incurred.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
COMPENSATION COMMITTEE 2023 EXECUTIVE COMPENSATION PROGRAM DECISIONS
In line with market data, and individual and Company performance the compensation committee set the base salaries of our continuing NEOs effective as of April 1, 2023, as set forth in the following table:

NEO	2022 Base Salary ($)	2023 Base Salary ($)
Giuseppina Albo	1,300,000	1,300,000
Craig Howie	600,000	600,000
Megan Thomas	560,000	590,000
Adrian Daws (1)	377,242	440,350
__________________
(1)The 2023 base salary amount was converted using the exchange rate of $1.2232.
In line with market data, and individual and Company performance, the compensation committee approved target cash incentive opportunities for each of our continuing NEOs under the annual cash incentive plan as set forth in the following table:

NEO	2022 Target Cash Incentive Opportunity (as a % of Base Salary) (%)	2023Target Cash Incentive Opportunity (as a % of Base Salary)
Giuseppina Albo	125	160
Craig Howie	100	150
Megan Thomas	100	125
Adrian Daws	100	125
In line with market data, and individual and Company performance, the compensation committee approved target long-term incentive grants under our 2013 Equity Incentive Plan for each of our continuing NEOs as set forth in the following table:

NEO	2022 Target Long-Term Incentive Opportunity (as a % of Base Salary) (%)	2023 Target Long-Term Incentive Opportunity (as a % of Base Salary) (%)
Giuseppina Albo	200	250
Craig Howie	150	200
Megan Thomas	125	150
Adrian Daws	125	150
In recognition of individual and Company performance in connection with strategic and business accomplishments, as well as to provide additional opportunity in case of a change in control and to provide further retention incentive, in March 2023 the compensation committee approved additional grants under the value appreciation pool, as described below:

NEO	Additional VAP Units Granted
Craig Howie	50,000
Megan Thomas	25,000
Adrian Daws	50,000

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
ONE-TIME RECOGNITION GRANT TO GIUSEPPINA ALBO
The compensation committee does not generally intend to provide one-time grants except in a judicious and limited manner as warranted by rare circumstances. The compensation committee views any such grants to the NEOs as a special and exceptional non-recurring event to meet the Company’s needs for a specific purpose or during a specific period.
In recognition of the success of Ms. Albo over the past five years in overseeing the turnaround of the Company and leading the executive officers to generate significant growth, expand into new product areas, improve external ratings outlooks and reduce portfolio volatility, the compensation committee granted 33,489 fully-vested shares to Ms. Albo in March 2023.
Effective upon the completion of this offering, Ms. Albo’s holdings, including these shares, will be subject to the Company’s share ownership guidelines, which, as discussed above, require the CEO to hold a multiple of her base salary (6x) in Hamilton equity, to further strengthen the alignment of interests between the executive officers and our shareholders. Effective upon the completion of this offering, Ms. Albo’s grants will also be subject to a clawback policy that requires executive officers to return any erroneously awarded compensation resulting from certain accounting restatements.
DISCRETIONARY IPO BONUS POOL
In connection with this offering, our Board of Directors has established a discretionary bonus pool of up to $4,000,000 from which certain employees of the Company and its subsidiaries, including the NEOs and other members of management, selected by the compensation committee based upon the recommendation of our CEO, may be eligible to receive a one-time bonus allocation. It is expected that any such bonuses would be approved by the compensation committee following the completion of this offering, as would the time and form of payment of such bonuses.
EXECUTIVE COMPENSATION TABLES
Summary Compensation Table
The following table sets forth information required under SEC rules concerning the compensation paid to our NEOs by the Company in respect of our fiscal year ended December 31, 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards(1) ($)	Non-Equity Incentive Plan Compensation(2) ($)	All Other Compensation (3) ($)	Total ($)
Pina Albo Chief Executive Officer	2022	1,300,000	—		2,599,992	1,625,000	148,999	5,673,991
Craig Howie Chief Financial Officer	2022	600,000	600,000	(4)	899,988	640,000	18,300	2,758,288
Megan Thomas Chief Executive Officer of Hamilton Re	2022	560,000	—		700,008	525,000	123,541	1,908,549
Adrian Daws(5) Chief Executive Officer of Hamilton Global Specialty	2022	377,242	—		473,202	464,816	38,343	1,353,602
Peter Skerlj(6) Chief Revenue Officer	2022	430,000	—		429,988	100,000	102,024	1,062,012
__________________
(1)The amounts disclosed in the Stock Awards column represent the aggregate grant date fair value of time-based RSUs and PSUs, computed in accordance with FASB Accounting Standards Codification Topic 718, excluding the effect of estimated forfeitures. Amounts disclosed in this column relating to RSUs and PSUs reflect the fair market value of a Class B common share on the last day of the prior financial year ($14.82) multiplied by the number of shares underlying each award and assuming issuance at target for the PSUs. Assumptions, factors and methodologies used in our computations pursuant to ASC Topic 718 are set forth in Note 14 to our consolidated financial statements included elsewhere in this prospectus. The value of the PSU awards at the grant date assuming that the maximum level of performance

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
conditions was achieved was as follows: $2,599,992 for Ms. Albo, $899,988 for Mr. Howie, $700,008 for Ms. Thomas, $473,202 for Mr. Daws and $429,988 for Mr. Skerlj. Regardless of the value on the grant date, the actual value depends on the market value of our Class B common shares on a date in the future when the RSUS and PSUs vest. The actual values in the Stock Awards column, as determined by the fair market value at grant of $14.82 multiplied by the number of units awarded, results in a small rounding difference when compared to the target values.
(2)The amounts shown in the Non-Equity Incentive Plan Compensation column are comprised of amounts paid in respect of our annual cash incentive plan, as determined by the compensation committee. Payments pursuant to the annual cash incentive plan are generally made early in the year following the year in which they are earned.
(3)The amounts shown in this column include (i) contributions by the Company to retirement plans or cash payments in lieu of contributions as follows: $130,167 for Ms. Albo, $18,300 for Mr. Howie, $56,000 for Ms. Thomas, $38,343 for Mr. Daws, and $43,000 for Mr. Skerlj; and (ii) payments of the employee’s share of Bermudian government payroll and social insurance taxes: $18,832 for Ms. Albo, $67,541 for Ms. Thomas, and $59,024 for Mr. Skerlj.
(4)This amount represents the second installment of an “initial hire grant” for Mr. Howie. See “Compensation Discussion and Analysis—Legacy-Sign-On Bonus to Mr. Howie” for the details of this payment.
(5)The U.S. dollar amounts in the table above for Mr. Daws were converted from British pound sterling (“GBP”) using the 2022 average exchange rate, $1.2369 per GBP, for his salary and all other compensation and the exchange rate on March 24, 2023, $1.2232 per GBP, for his 2022 non-equity incentive plan compensation.
(6)Mr. Skerlj’s employment with the Company terminated as of January 2, 2023.
Grants of Plan-Based Awards in 2022
The Company granted non-equity incentive awards and share-based awards to our NEOs in 2022 under our annual cash incentive plan and the 2013 Equity Incentive Plan, respectively. The following table sets forth information about the non-equity incentive awards and equity-based awards granted by the Company to each of our NEOs in 2022.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units(3)	Grant Date Fair Value of Stock and Option Awards(4)
		Threshold	Target	Maximum	Threshold	Target	Maximum
Name	Grant Date	($)	($)	($)	(#)	(#)	(#)	(#)	($)
Pina Albo		0	1,625,000	3,250,000	—	—	—	—
	02/23/2022	—	—	—	—	—	—	87,719	1,299,996
	02/23/2022	—	—	—	0	87,719	175,438	—	1,299,996
Craig Howie		0	600,000	1,200,000	—	—	—	—	—
	02/23/2022	—	—	—	—	—	—	30,364	449,994
	02/23/2022	—	—	—	0	30,364	60,728	—	449,994
Megan Thomas		0	560,000	1,120,000	—	—	—	—	—
	02/23/2022	—	—	—	—	—	—	23,617	350,004
	02/23/2022	—	—	—	0	23,617	47,234	—	350,004
Adrian Daws		—	377,242	754,484	—	—	—	—	—
	02/23/2022	—	—	—	—	—	—	15,965	236,601
	02/23/2022	—	—	—	0	15,965	31,930	—	236,601
Peter Skerlj		0	430,000	860,000	—	—	—	—	—
	02/23/2022	—	—	—	—	—	—	14,507	214,994
	02/23/2022	—	—	—	0	14,507	29,014	—	214,994
__________________
(1)The amounts disclosed in these columns reflect the target and maximum annual cash incentive opportunities of our NEOs for 2022. The amounts of the annual cash incentive opportunities depend on the annual base salary in effect at year end for each NEO. Below or at threshold performance on the financial metrics results in 0% payout. See “Compensation Discussion and Analysis—Compensation Program Components—Annual Cash Incentive Plan” for a detailed description of our annual cash incentive plan, including the criteria for determining the amounts payable. Actual 2022 annual cash incentive plan results are reported in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. The maximum award is 200% of target. Linear interpolation is used to determine the applicable payout amount between threshold and target and between target and maximum for results based on financial performance.
(2)Amounts disclosed in this column reflect the number of shares that may be realized under the PSUs granted to our NEOs in 2022 based on the 3-year annualized underwriting return on capital for the three-year performance period. If performance falls below or at the level necessary to achieve the threshold amount, then the PSUs will be forfeited, and no shares will be issued. See “Compensation Discussion and

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Analysis—Compensation Program Components—Long-Term Incentives—PSU Performance Metric” for a detailed description of the performance conditions for the PSUs.
(3)Amounts disclosed in this column reflect the number of RSUs granted to our NEOs in 2022. The RSUs granted as part of the annual equity grant vest over three years; one-third of the RSUs will vest on January 1 of each year for three years after the grant date, subject to continued service.
(4)The amounts shown in this column represent the grant date fair value of RSUs and PSUs, computed in accordance with ASC Topic 718, excluding the effect of estimated forfeitures. Amounts disclosed in this column relating to RSUs and PSUs reflect the fair market value of a Class B common share on the date of grant multiplied by the number of shares underlying each award and assuming issuance at target for the PSUs. Assumptions, factors and methodologies used in our computations pursuant to ASC Topic 718 are set forth in Note 14 to our consolidated financial statements included elsewhere in this prospectus. Regardless of the value on the grant date, the actual value depends on the market value of our Class B common shares on a date in the future when the RSUS and PSUs vest.
Executive Employment Agreements
Certain of the compensation paid to our NEOs reflected in the Summary Compensation Table was provided pursuant to employment agreements with us or one of our subsidiaries, which are summarized below. These employment arrangements establish the minimum terms and conditions of the executives’ employment, which are summarized below. For a discussion of the severance pay and other benefits to be provided to our NEOs in connection with a termination of employment and/or a change in control under arrangements with each of our NEOs, see “—Potential Payments Upon Termination or Change in Control” below.
Giuseppina Albo
On June 24, 2022, we entered into an amended and restated employment agreement with Ms. Albo, who currently serves as our Chief Executive Officer. The initial term of Ms. Albo’s employment agreement commenced on January 22, 2018, and ended on February 1, 2023, and renews automatically for successive one-year periods thereafter unless either party provides six months’ written notice prior to the expiration of the initial term or each successive renewal term.
The employment agreement with Ms. Albo provides for an annual base salary of $1,300,000, a target annual cash bonus opportunity equal to 125% of annual base salary, with the actual annual cash bonus ranging from 0% to 200% of target based on achievement of the annual business plan for the applicable fiscal year, and an annual target incentive equity award, all of which will be reviewed annually for increase, but not decrease. For the fiscal year ended December 31, 2022, the target value for Ms. Albo’s incentive equity awards was 200% of her base salary, 50% of which was issued as restricted stock units that vest over a three-year vesting period and 50% of which was issued as performance stock units, which are earned based on the achievement of designated performance metrics and vest on the third anniversary of the January 1st of the year of grant.
The Company also pays the costs of health insurance coverage for Ms. Albo and her spouse and eligible dependents, although the Company has the option not to pay for such costs in excess of the costs determined as of her employment commencement date on January 22, 2018. In addition, for any time period during which Ms. Albo is subject to Bermuda payroll taxes (including the period from January 1, 2022, through August 31, 2022), the Company pays the employee portion of Bermuda payroll taxes in excess of 1.7% of Ms. Albo’s total annual remuneration, which portion remains her responsibility. Effective as of September 1, 2022, Ms. Albo is paid through Hamilton U.S. Services, LLC, pursuant to an intercompany payroll administration agreement, and is not currently subject to Bermuda payroll tax.
Craig Howie
On April 27, 2021, we entered into an employment agreement with Mr. Howie, who serves as our Chief Financial Officer, with an employment commencement date of July 1, 2021. The employment agreement with Mr. Howie provides for an annual base salary of $600,000, a target annual cash bonus opportunity equal to 100% of annual base salary and an annual target incentive equity award equal to 133% of annual base salary (150% for the fiscal year ended December 31, 2022), all of which will be reviewed annually for increase, but not decrease. The employment agreement with Mr. Howie also provides for a one-time award of 250,000 units of the Company’s value appreciation pool and for $1,200,000 of “initial hire grants” (in cash or an equivalent amount of shares at his election), $600,000 of which was payable on the first payroll date after July 1, 2021, and $600,000 of which was payable on the first payroll date after July 1, 2022.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Megan Thomas
On September 1, 2020, we entered into an employment agreement with Megan Thomas, who currently serves as Chief Executive Officer of Hamilton Re. The employment agreement with Ms. Thomas provides for an annual base salary of $500,000 ($560,000 as at December 31, 2022), a target annual cash bonus opportunity equal to 100% of annual base salary and an annual target incentive equity award equal to 100% of annual base salary (125% for the fiscal year ended December 31, 2022) all of which will be reviewed annually for increase, but not decrease. The Company also pays the costs of health insurance coverage for Ms. Thomas and her eligible dependents, although the Company has the option not to pay for such costs in excess of the costs determined as of her employment commencement date on October 5, 2020, and the employee portion of Bermuda payroll taxes in excess of 1.7% of Ms. Thomas’ total annual remuneration, which portion remains her responsibility.
Adrian Daws
Effective on December 8, 2020, we entered into an employment agreement with Adrian Daws, who currently serves as Chief Executive Officer of Hamilton Global Specialty. The employment agreement with Mr. Daws provides for an annual base salary of £280,000 (£310,000 as at December 31, 2022), a target annual cash bonus opportunity equal to 100% of annual base salary and an annual target incentive equity award equal to 100% of annual base salary (125% for the fiscal year ended December 31, 2022), all of which will be reviewed annually for increase, but not decrease. The Company also pays the cost of private health insurance coverage for Mr. Daws.
Peter Skerlj
On January 4, 2021, we entered into an amended and restated employment agreement with Peter Skerlj, who served as our Chief Risk Officer until January 2, 2023. The employment agreement with Mr. Skerlj provided for an annual base salary of $430,000, a target annual cash bonus opportunity equal to 100% of annual base salary and an annual target incentive equity award equal to 100% of annual base salary. The Company also paid the costs of health insurance coverage for Mr. Skerlj and his eligible dependents, although the Company had the option not to pay for such costs in excess of the costs determined as of his employment commencement date on December 23, 2013, and the employee portion of Bermuda payroll taxes in excess of 1.7% of Mr. Skerlj’s total annual remuneration, which portion remained his responsibility.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Outstanding Equity Awards at December 31, 2022
The following table sets forth information about the outstanding equity awards to acquire our Class B common shares held by each of our NEOs as of December 31, 2022.

			Option Awards				Stock Awards
			Number of Securities Underlying Unexercised Options		Option Exercise Price	Option Expiration Date	Number of Shares or Units That Have Not Vested (2)	Market Value of Shares or Units That Have Not Vested (3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (5)
			Exercis-able (1)	Unexercis-able
Name	Award Type	Grant Date	(#)	(#)	($)		(#)	($)	(#)	($)
Pina Albo	RSU	10/09/2020 (6)	—	—	—	—	17,017	233,469	—	—
	RSU	03/30/2021 (7)	—	—	—	—	49,070	673,240	—	—
	RSU	02/23/2022 (8)	—	—	—	—	87,719	1,203,505	—	—
	RSU	03/09/2018 (11)	—	—	—	—	24,891	341,505	—	—
	PSU	03/30/2021 (9)	—	—	—	—	—	—	73,605	1,009,861
	PSU	02/23/2022 (10)	—	—	—	—	—	—	87,719	1,203,505
	VAP	12/01/2020 (13)	—	—	—	—	—	—	—	—
Craig Howie	RSU	02/23/2022 (8)	—	—	—	—	30,364	416,594	—	—
	PSU	02/23/2022 (10)	—	—	—	—	—	—	30,364	416,594
	VAP	07/01/2021 (12)	—	—	—	—	—	—	—	—
Megan Thomas	RSU	11/05/2020 (6)	—	—	—	—	6,667	91,467	—	—
	RSU	03/30/2021 (7)	—	—	—	—	25,915	355,558	—	—
	RSU	02/23/2022 (8)	—	—	—	—	23,617	324,025	—	—
	PSU	03/30/2021 (9)	—	—	—	—	—	—	18,873	258,938
	PSU	02/23/2022 (10)	—	—	—	—	—	—	23,617	324,025
	VAP	12/01/2020 (12)	—	—	—	—	—	—	—	—
Adrian Daws	RSU	02/07/2020 (6)	—	—	—	—	9,144	125,456	—	—
	RSU	03/30/2021 (7)	—	—	—	—	9,630	132,124	—	—
	RSU	02/23/2022 (8)	—	—	—	—	15,965	219,040	—	—
	PSU	03/30/2021 (9)	—	—	—	—	—	—	14,445	198,185
	PSU	02/23/2022 (10)	—	—	—	—	—	—	15,965	219,040
	VAP	12/01/2020 (12)	—	—	—	—	—	—	—	—
Peter Skerlj	Option	3/20/2014	35,000	—	10.00	3/20/2024	—	—	—	—
	RSU	02/07/2020 (6)	—	—	—	—	2,846	39,043	—	—
	RSU	03/30/2021 (7)	—	—	—	—	10,821	148,460	—	—
	RSU	02/23/2022 (8)	—	—	—	—	14,507	199,036	—	—
	PSU	03/30/2021 (9)	—	—	—	—	—	—	16,231	222,689
	PSU	02/23/2022 (10)	—	—	—	—	—	—	14,507	199,036
	VAP	12/01/2021 (12)	—	—	—	—	—	—	—	—
__________________
(1)Amounts disclosed in this column reflect the number of options granted to our NEOs that are subject to time-based vesting and that had vested as of December 31, 2022. The options expire ten years from the date of grant.
(2)Amounts disclosed in this column reflect the number of unvested RSUs granted that were subject to time-based vesting and that had not vested as of December 31, 2022. See “Executive Compensation Tables—Potential Payments Upon Termination or Change in Control” for a summary of the treatment of RSUs upon death, disability, termination or change in control.
(3)Amounts disclosed in this column reflect the market value of the RSUs using the fair market value of a Class B common share on December 31, 2022, $13.72, multiplied by the number of shares underlying each award.
(4)Amounts disclosed in this column reflect the number of unvested PSUs that are subject to performance-based vesting conditions as of December 31, 2022. See “Executive Compensation Tables—Potential Payments Upon Termination or Change in Control” for a summary of the treatment of PSUs upon death, disability, termination or change in control.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
(5)Amounts disclosed in this column reflect the market value of the unvested PSUs using the fair market value of a Class B common share on December 31, 2022, $13.72, multiplied by the number of shares underlying each award.
(6)The RSUs granted to our NEOs in 2020 vest one-third per year on January 1 of 2021, 2022, and 2023, respectively, subject to the NEO’s continued service through each vesting date.
(7)The RSUs granted to our NEOs in 2021 vest one-third per year on January 1 of 2022, 2023, and 2024, respectively, subject to the NEO’s continued service through each vesting date.
(8)The RSUs granted to our NEOs in 2022 vest one-third per year on January 1 of 2023, 2024, and 2025, respectively, subject to the NEO’s continued service through each vesting date.
(9)The PSUs granted to our NEOs in 2021 are earned based on our annualized underwriting return on capital for the 3-year performance period ending on December 31, 2023. The amounts reflect achievement at target as of December 31, 2022.
(10)The PSUs granted to our NEOs in 2022 are earned based on our annualized underwriting return on capital for the 3-year performance period ending on December 31, 2024. The amounts reflect achievement at target as of December 31, 2022.
(11)The one-time RSU award made to Ms. Albo in 2018 vested 20% per year on January 1, 2019, 2020, 2021, 2022, and 2023, respectively, subject to the NEO’s continued service through each vesting date.
(12)The VAP units (which are not equivalent to Class B common shares) granted to our NEOs vest, in the case of a trigger event (initial public offering, change in control, or major sale), 50% on the one-year anniversary of the trigger event and 50% one year thereafter. VAP units vest, in the case of plan maturity (December 31, 2025), 50% on plan maturity and 50% one year thereafter. In both cases, the units earned maybe settled in cash and/or our Class B common shares at the discretion of the compensation committee. The number of VAP units earned is based on our goodwill growth from the launch of the VAP (November 2020) until a trigger event or plan maturity (December 31, 2025), except that, in the case of a trigger event, the VAP units earned will be based on a minimum price to book ratio of 1.15. The potential payout of VAP awards is $0 as of December 31, 2022. The total number of units held by the NEOs as at December 31, 2022 are as follows: Ms. Albo: 900,000; Mr. Howie: 250,000; Ms. Thomas: 175,000; Mr. Daws: 150,000; and Mr. Skerlj: 130,000 (Mr. Skerlj’s units were forfeited upon his departure in January 2023).
2013 Equity Incentive Plan
We adopted our 2013 Equity Incentive Plan, originally effective December 23, 2013, and last amended effective March 31, 2021, pursuant to which we are authorized to grant equity awards to our employees, including our NEOs, directors and consultants. As of [●], 2023, there were [●] shares of our Class B common shares available for issuance under the 2013 Equity Incentive Plan, of which [●] have been awarded or are subject to awards that were granted and outstanding as of [●], 2023. Recent awards under the 2013 Equity Incentive Plan have been granted as RSUs, which generally vest over a three-year period with one-third vesting each year, and PSUs, which generally cliff vest after three years based upon performance against specified performance targets. See “Compensation Discussion and Analysis—Long-Term Incentives” for a detailed description of our long-term equity grants and “Executive Compensation Tables— Potential Payments Upon Termination or Change in Control” for a detailed description of the treatment of outstanding equity awards in connection with a termination of employment and/or a change in control of our NEOs.
No new awards will be granted under the 2013 Equity Incentive Plan following the effectiveness of our 2023 Stock Incentive Plan in connection with this offering. See “Executive Compensation Tables—2023 Stock Incentive Plan” for a detailed description of our 2023 Stock Incentive Plan.
Value Appreciation Pool
To further align the incentives of our executive officers with our long-term strategic objectives, in December 2020, the compensation committee approved a value appreciation pool (VAP) plan to reward all employees, including executive officers, for the creation of franchise value, as defined in the VAP. The VAP creates a pool based on a percentage of the growth in goodwill value created between the beginning of the VAP to the date when it is triggered or matures. VAP participants receive units that represent their proportionate interests in the pool created under the VAP.
The compensation committee utilized a measure based on the creation of franchise value for the VAP because it is the most direct alignment with the value received by, and experience of, our shareholders. Increasing the goodwill value of the Company is tied to the successful execution of our strategy and our underwriting performance.
Performance Metric. The VAP pool is funded based on 10% of the increase in the goodwill value of the Company from November 30, 2020 (which was the fiscal year end for 2020) to the date of a triggering event or maturity at the end of five years (December 31, 2025). The triggering events are an initial public offering, including that contemplated by this prospectus, a change in control of the Company, or a major sale by existing shareholders. If the value of the Company upon our IPO, or other trigger event, is less than a price/book ratio of 1.15, then, for the

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
purpose of the VAP, the value of the Company will be deemed to be a price/book ratio of 1.15. This equates to an approximate liability of $50 million dependent upon the book value of the Company at the date of the triggering event.
Vesting. Upon a triggering event, any units that vest will do as follows: 50% will vest one year after a triggering event (including this IPO), and 50% will vest two years after the triggering event. If the plan runs to maturity, any units that vest will do as follows, 50% will vest on plan maturity, and 50% will vest one year after maturity. VAP unit holders must be employed on the vesting date in order to receive any payout in respect of their VAP units, except in certain limited circumstances agreed by the compensation committee. The extended vesting period is designed to support our employee retention goals.
Form of Payout. The compensation committee may elect to deliver the amount owed to VAP unit holders in shares and/or in cash, in its sole discretion.
Options Exercised and Stock Vested in 2022
The following table sets forth information about the value realized by each of our NEOs as a result of RSUs that vested and PSUs that were earned during the fiscal year ended December 31, 2022. No NEO exercised any stock options during such year.

	Stock Awards
Name	Number of Shares Acquired on Vesting (1) (#)	Value Realized on Vesting (2) ($)
Pina Albo	71,241	1,050,516
Craig Howie	—	—
Megan Thomas	19,624	290,833
Adrian Daws	20,424	302,679
Peter Skerlj	13,266	193,949
__________________
(1)The amounts shown in this column represent the number of RSUs that vested and PSUs that were earned for each NEO during 2022.
(2)The amounts shown in this column reflect the value realized upon vesting of the RSUs and the earning of PSUs for each NEO, as calculated based on the price of our Class B common shares on the vesting date, multiplied by the number of shares vested or earned on such date.
Pension Benefits
We do not currently sponsor or maintain any defined benefit pension benefit or retirement benefit plans providing specified retirement payments and benefits for our employees.
Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans
We do not currently sponsor or maintain any nonqualified defined contribution or other nonqualified deferred compensation plans for the benefit of our employees.
Potential Payments Upon Termination or Change in Control
As of December 31, 2022, our NEOs were eligible to receive severance upon certain terminations of employment in accordance with their employment agreements, in each case, as described below.
Each employment agreement imposes restrictive covenants, including intellectual property assignment, confidentiality, non-disparagement, non-competition, and non-solicitation. Except as otherwise described below, the restricted period for the non-competition and non-solicitation provisions includes the term of employment plus a post-employment period of six (6) months following the date of termination (twelve (12) months for Ms. Albo), or twelve (12) months if the termination is in connection with a change in control.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Giuseppina Albo
If, other than in connection with a change in control, Ms. Albo’s employment is terminated (i) due to death, (ii) due to disability, (iii) by the Company without cause, (iv) by her resignation for good reason, or (v) due to non-renewal of the term of her employment agreement by the Company, then Ms. Albo would be entitled to any accrued but unpaid base salary, any then unpaid annual bonus for the year preceding the year of termination, any accrued but unused vacation, any accrued unpaid reimbursable expenses and, subject to her execution and non-revocation of a mutual general release of claims in favor of the Company, the following:
•pro-rated annual bonus for the year in which notice of termination is provided, based on actual performance for the entire year and paid at the time such amount would otherwise be paid;
•continuation of health insurance coverage for herself, her husband and eligible dependent for twelve (12) months following the termination date; and
•immediate vesting of all unvested equity-based compensation awards and restricted stock units that would have vested in the twelve (12) month period following the termination date (assuming target performance, if applicable).
In addition to the above severance benefits, if Ms. Albo’s employment is terminated (i) by the Company without cause, (ii) by her resignation for good reason, or (iii) due to non-renewal of the term of her employment agreement by the Company, then Ms. Albo would be entitled to continuation of base salary for twenty-four (24) months following the termination date and a lump sum cash payment equal to 100% of her target annual cash bonus for the year of termination subject to her execution and non-revocation of a mutual general release of claims in favor of the Company.
If, within twelve (12) months following a change in control, Ms. Albo’s employment is terminated by the Company without cause, or if she resigns for good reason, then in addition to the above payments all of her outstanding and unvested restricted stock units and performance stock units (assuming achievement of any performance criteria at the greater of target or estimated actual performance) will immediately vest.
Prior to our initial public offering, the Company has the right to repurchase all shares issued to Ms. Albo in connection with any restricted stock units, performance stock units or other equity-based compensation awards within twelve (12) months following the later of Ms. Albo’s termination of employment or breach of a restrictive covenant.
Messrs. Daws and Howie and Ms. Thomas
The employment agreements with Messrs. Daws and Howie and Ms. Thomas provide that their employment may be terminated by the applicable company without cause or by him or her by providing the other with one hundred eighty (180) days prior written notice (or, if such resignation is for good reason, such earlier date specified in the notice of termination provided to the Company). The Company may elect to terminate the executives’ employment earlier by paying a lump sum cash payment in lieu of any base salary that would have been paid during the remainder of the notice period, and by continuing to provide the executive with employee benefits until the one hundred and eightieth (180th) day.
In the event of Mr. Daws and Ms. Thomas’ death, their estate or beneficiary (as applicable) would be entitled to payment of their annual cash bonus for the year preceding the year of termination (if not already paid), pro-rated based on the number of days worked during such year. In the event of Mr. Howie and Ms. Thomas’ death, their estate or beneficiary (as applicable) would be entitled to their target annual cash bonus for the year of termination, pro-rated based on the number of days worked during such year.
If, within twelve (12) months following a change in control, the employment of Messrs. Daws or Howie or Ms. Thomas is terminated by the applicable company without cause, or if the executive resigns for good reason, then the executive would be entitled to (i) a lump sum cash payment equal to the sum of his or her annual base salary and target annual cash bonus opportunity (less any sums paid to him or her by way of notice or payment in lieu of

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
notice) and (ii) medical health insurance coverage for a maximum of twelve (12) month following the termination date or, if sooner, the date on which the executive obtains substantially comparable medical health insurance under any other contract. The payment of such amounts and provision of benefits would be subject to the executive’s compliance with the restrictive covenants in his or her employment agreement and his or her execution of documents in a form reasonably acceptable to the Company as it may require.
Separation Agreement with Peter Skerlj
On September 27, 2022, we entered into a separation agreement with Mr. Skerlj, which was subsequently amended on December 20, 2022, pursuant to which his employment terminated on January 2, 2023. The separation agreement provides (i) for a target cash payment equal to 75% of the annual cash incentive Mr. Skerlj would have earned for the fiscal year ended December 31, 2022 based on performance, (ii) that the RSUs and PSUs granted to Mr. Skerlj under the 2013 Equity Incentive Plan that were due to vest on January 1, 2023 would vest as of such date, (iii) that the Company would not exercise its repurchase rights in respect of Mr. Skerlj’s vested shares, and (iv) that the post-employment restricted period for the non-compete and non-solicit in Mr. Skerlj’s employment agreement would be extended from six (6) months to twelve (12) months. Bermuda payroll taxes attributable to amounts due under the separation agreement were paid by the Company in accordance with Mr. Skerlj’s employment agreement.
Estimated Potential Termination and Change in Control Payments and Benefits
The following table details the estimated value of the payments and benefits that our continuing NEOs would have been provided under their respective employment agreements, our annual cash incentive plan, the value appreciation pool plan and our 2013 Equity Incentive Plan, including any award agreement thereunder, if their employment had been terminated on December 31, 2012 or if a change in control occurred on that date. The actual amounts that would be paid upon an NEO’s termination of employment and/or a change in control can be determined only at the time of such event.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Name	Compensation Component	Change in Control		Involuntary Termination In Connection With a Change in Control		Termination without Cause or for Good Reason Termination		Death or Disability (1)
Pina Albo
	Cash Payment	—		5,850,000	(2)	5,850,000	(2)	1,625,000
	Long Term Incentives	—	(3)	4,665,084	(4)	1,838,073	(5)	1,838,073
	Benefits and Perquisites	—		41,487	(6)	41,487	(6)	41,487
	Total	—		10,556,571		7,729,560		3,504,560
Craig Howie
	Cash Payment	—		1,200,000	(7)	300,000	(8)	600,000
	Long Term Incentives	—	(3)	833,188	(4)	—		—
	Benefits and Perquisites	—		43,286	(9)	21,643	(10)	—
	Total	—		2,076,475		321,643		600,000
Megan Thomas
	Cash Payment	—		1,120,000	(7)	280,000	(8)	560,000
	Long Term Incentives	—	(3)	1,354,013	(4)	—		—
	Benefits and Perquisites	—		31,347	(9)	15,673	(10)	—
	Total	—		2,505,360		295,673		560,000
Adrian Daws
	Cash Payment	—		754,484	(7)	188,621	(8)	377,242
	Long Term Incentives	—	(3)	893,844	(4)	—		—
	Benefits and Perquisites	—		5,280	(9)	2,640	(10)	—
	Total	—		1,653,608		191,261		377,242
__________________
(1)Under employment agreements for Mr. Howie, Ms. Thomas, and Mr. Daws, the amounts disclosed in this column reflect cash severance equal to a pro-rated target bonus in the case of termination due to death or disability.
(2)Under Ms. Albo’s employment agreement, the amount reflects cash severance equal to (i) the sum of two times her base salary in effect immediately prior to termination and one times her target annual cash bonus plus a pro-rated bonus for the year of termination in the case of termination without cause or for good reason; and (ii) a pro-rated bonus for the year of termination in the case of termination due to death or disability.
(3)The amount reflects the potential payout of the VAP awards upon a change in control. The potential payout of VAP awards as of December 31, 2022, is $0.
(4)The amounts reflect all unvested equity-based awards that will vest (assuming target performance where performance criteria are applicable) in the case of termination without cause or for good reason in connection with a change in control as provided under the 2013 Equity Incentive Plan, using the fair market value of our Class B common shares on December 31, 2022, $13.72, multiplied by the number of unvested shares underlying each award.
(5)Under Ms. Albo’s employment agreement, in the case of termination without cause or for good reason or termination due to death or disability, the amount reflects all her unvested equity-based compensation awards that would have vested in the 12-month period following termination (assuming target performance where performance criteria are applicable), using the fair market value of our Class B common shares on December 31, 2022, $13.72, multiplied by the number of unvested shares underlying each award.
(6)Under Ms. Albo’s employment agreement, in the case of termination without cause or for good reason or termination due to death or disability, the amount reflects company paid health insurance for twelve months.
(7)Under employment agreements for Mr. Howie, Ms. Thomas, and Mr. Daws, the amounts reflect cash severance equal to twelve months of base salary plus target annual cash bonus in the case of termination without cause or for good reason in connection with a change in control.
(8)Under employment agreements for Mr. Howie, Ms. Thomas, and Mr. Daws, the amounts reflect cash severance equal to six months of base salary that the Company may elect to pay in lieu of 180-day termination notice in the case of termination without cause or for good reason.
(9)Under employment agreements for Mr. Howie, Ms. Thomas, and Mr. Daws, the amounts reflect company paid benefits and insurance for twelve months in the case of termination without cause or for good reason in connection with a change in control.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
(10)Under employment agreements for Mr. Howie, Ms. Thomas, and Mr. Daws, the amounts reflect company paid benefits and insurance for six months that the Company may elect to pay in lieu of 180-day termination notice in the case of termination without cause or for good reason.
2023 STOCK INCENTIVE PLAN
In connection with this offering, our Board of Directors adopted, and we expect our shareholders to approve, the 2023 Stock Incentive Plan. The 2023 Stock Incentive Plan will become effective upon the completion of this offering and will replace the 2013 Stock Incentive Plan.
The total number of our Class B common shares available for issuance pursuant to awards under the 2023 Stock Incentive Plan will equal [●] plus, to the extent that an award outstanding under the 2013 Equity Incentive Plan as of this offering is forfeited, cancelled, expires unexercised, is settled in cash or otherwise terminated without a delivery to the grantee of the full number of Class B common shares to which the award related, the number of Class B common shares that are undelivered, not to exceed the number of Class B common shares underlying outstanding awards under the 2013 Equity Incentive Plan as of the date of this offering. The total number of our Class B common shares available for issuance under the 2023 Stock Incentive Plan will also be increased on the first day of each of our fiscal years for a period of not more than nine years, commencing on the first day of the second fiscal year following the date on which the 2023 Stock Incentive Plan is adopted in an amount equal to the lesser of (i) two percent (2%) of the outstanding Class B common shares on the last day of the immediately preceding fiscal year, and (ii) such number of Class B common shares as determined by our Board of Directors (or a committee thereof) in its discretion. The total number of our Class B common shares that may be issued in respect of incentive stock options is [●] shares. The number of our Class B common shares available for issuance under the 2023 Stock Incentive Plan will be subject to adjustment as provided therein. Any of our employees, directors or consultants of any of our subsidiaries or affiliates will be eligible to receive an award under the 2023 Stock Incentive Plan, to the extent that an offer of such award is permitted by applicable law, stock market or exchange rules, and regulations or accounting or tax rules and regulations.
The 2023 Stock Incentive Plan will provide for the grant of stock options (including incentive stock options and non-qualified stock options), stock appreciation rights, restricted stock, restricted stock units, performance-based awards, stock bonus awards, other stock-based awards, or any combination thereof. No determination has been made as to the types or amounts of awards that will be granted to specific individuals under the 2023 Stock Incentive Plan. Each award will be set forth in a separate grant notice or agreement and will indicate the type and terms and conditions of the award.
Director Compensation
For the fiscal year ended December 31, 2022, non-employee members of our board of directors received the following compensation for service on our board of directors:
•Annual retainer of $150,000, $75,000 of which is paid in Class B common shares and $75,000 of which is paid in either cash or additional Class B common shares, at the election of the director;
•Additional retainer for the chair of the Board of $200,000, paid in cash or Class B common shares, at the election of the director;
•Additional retainer for the chair of the audit committee of $50,000, paid in cash or Class B common shares, at the election of the director;
•Additional retainer for the chair of other committees of $20,000, paid in cash or Class B common shares, at the election of the director; and
•Additional retainer for directors who serve on the board of directors of an operating subsidiary of the Company of $20,000, paid in cash or Class B common shares, at the election of the director.
Non-employee members of our board who do not serve as the chair do not receive fees for service on the separate committees of our board of directors.
In addition, each non-employee member of our board has a one-time opportunity upon joining to purchase up to $2 million of our Class B common shares, based on the then-current fair market value of the Company.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
We also reimburse our directors for reasonable and necessary out-of-pocket expenses incurred in attending board and committee meetings or performing other services for us in their capacities as directors.
Director Summary Compensation Table
The following table summarizes the total compensation paid to each non-employee director for the fiscal year ended December 31, 2022.

	Fees Earned or Paid in Cash (1)	Stock Awards (2)	Total
Name	($)	($)	($)
David Brown	115,000	81,241	196,241
Russell Fradin	113,339	81,241	194,580
William Freda	286,261	81,241	367,503
Stephen Pacala	75,000	81,241	156,241
Marvin Pestcoe	115,000	81,241	196,241
D. Pauline Richards	125,000	81,241	206,241
Joan Lamm-Tennant (3)	75,000	81,241	156,241
__________________
(1)Annual retainers are paid 50% in cash and 50% in fully vested Company Class B common shares. Mr. Freda elected to receive 60% of his annual retainer and 60% of his board chair fee in Class B common shares, with the remaining 40% paid in cash, and Mr. Fradin elected to receive 50% of his committee fees in Class B common shares, with the remaining 50% paid in cash. The amounts disclosed in this column for them reflects the cash received and the aggregate grant-date value, computed in accordance with ASC Topic 718, of the fully-vested Class B common shares issued to them in lieu of cash, which represents the number of shares issued multiplied by the fair market value of a Class B common share on the grant date.
(2)The amounts disclosed in the Stock Awards column represent the aggregate grant date fair value, computed in accordance with ASC Topic 718, of the fully-vested Company Class B common shares issued in respect of 50% of the directors’ annual retainers required to be delivered in Class B common shares. Amounts disclosed in this column reflect the number of shares issued multiplied by the fair market value of a Class B common share on the grant date. These Class B common shares were issued in two grants. In connection with the change in the Company’s fiscal year end from November to December, the first grant represented an amount in respect of the seven month period from December 1, 2021 through June 30, 2022. The second grant was in respect of the six month period from July 1, 2022 to December 31, 2022. None of our non-employee directors held any unvested stock awards or options as of December 31, 2022.
(3)Ms. Lamm-Tennant resigned from the Board as of December 31, 2022.
Upon completion of this offering, our Board will establish a compensation program for our non-employee directors.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
PRINCIPAL AND SELLING SHAREHOLDERS
The following table and accompanying footnotes set forth information with respect to the beneficial ownership of our common shares as of June 30, 2023 by (1) each individual or entity known by us to beneficially own more than 5% of the outstanding common shares of our voting securities, (2) each of our named executive officers, (3) each of our directors, (4) all of our directors and our executive officers as a group and (5) each of the selling shareholders.
A person is a “beneficial owner” of a security if that person has or shares (i) “voting power,” which includes the power to vote or to direct the voting of the security and/or (ii) “investment power,” which includes the power to dispose of or to direct the disposition of the security, including in each case securities which such person has the right to acquire beneficial ownership of, within the meaning of Rule 13d-3 under the Exchange Act, within 60 days.
To our knowledge, unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned common shares.
We have based our calculation of the percentage of beneficial ownership of our voting common shares prior to this offering on 30,520,078 shares of our Class A common shares and 42,638,190 shares of our Class B common shares outstanding as of June 30, 2023. We have not included beneficial ownership of 30,525,626 shares of our Class C common shares outstanding as of June 30, 2023, which shares do not have voting rights. We have based our calculation of the percentage of beneficial ownership of our voting common shares after this offering on (i)          shares of our Class B common shares issued by us in this offering and 30,520,078 shares of our Class A common shares and (ii)           shares of our Class B common shares outstanding immediately after the completion of this offering.
We have based our calculation of the percentage of beneficial ownership of our voting and non-voting common shares after this offering on (i)          shares of our Class B common shares issued by us in this offering and (ii) 30,520,078 shares of Class A voting common shares,          shares of Class B voting common shares and 30,525,626 shares of Class C non-voting common shares outstanding immediately after the completion of this offering and assuming that the underwriters will not exercise their option to purchase up to an additional          shares of our Class B common shares from the selling shareholders in full. Although our Class A common shares and Class C common shares will, upon the consummation of this offering, automatically convert into our Class B common shares upon transfer of such common shares in accordance with our bye-laws, the beneficial ownership of our Class B common shares set forth below excludes the shares of our Class B common shares issuable upon conversion of outstanding shares of our Class A common shares or Class C common shares.
Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Hamilton Insurance Group, Ltd., Wellesley House North, 1st Floor, 90 Pitts Bay Road, Pembroke HM 08 Bermuda.

Name of Beneficial Owner	Common Shares Beneficially Owned Prior to the Offering		Percentage of Total Voting Power Before the Offering (Class A and Class B)(1)		Percentage of Total Voting Power Before the Offering (Class B only)(1)		Common Shares Offered Hereby	Common Shares Beneficially Owned After the Offering		Percentage of Total Voting Power After the Offering (Class A and B)(1)	Percentage of Total Voting Power After the Offering (Class B only)	Percentage of Total Common Shares Beneficially Owned After the Offering(2)
	Class A	Class B						Class A	Class B
Greater than 5% Shareholders(3)
Entities affiliated with Magnitude(4)	—	15,096,940	9.50%	(5)	14.92%	(6)
Entities affiliated with Blackstone(7)	11,000,000	971,971	9.50%	(8)	2.28%
Hopkins Holdings, LLC(9)	9,860,039	—	9.50%	(10)	—%
Sango Hoken Holdings, LLC(11)	9,660,039	—	9.50%	(12)	—%
[Hamilton Investments LP]	—	5,434,053	[0.00]%	(13)	[0.00]%	(14)
MLC Investments Limited as trustee for the WM Pool: Equities Trust No. 78(15)	—	5,222,723	7.14%		12.25%

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Name of Beneficial Owner	Common Shares Beneficially Owned Prior to the Offering			Percentage of Total Voting Power Before the Offering (Class A and Class B)(1)		Percentage of Total Voting Power Before the Offering (Class B only)(1)	Common Shares Offered Hereby	Common Shares Beneficially Owned After the Offering		Percentage of Total Voting Power After the Offering (Class A and B)(1)	Percentage of Total Voting Power After the Offering (Class B only)	Percentage of Total Common Shares Beneficially Owned After the Offering(2)
	Class A		Class B					Class A	Class B
Named Executive Officers and Directors:
Pina Albo(16)	—		641,248	*		1.50%
Craig Howie	—		6,579	*		*
Megan Thomas	—		53,789	*		*
Adrian Daws	—		76,921	*		*
Peter Skerlj	—		175,306	*		*
David Brown	—		84,119	*		*
D. Pauline Richards	—		121,709	*		*
John A. Overdeck	9,860,039	(17)	—	9.50%	(18)	—
Peter Koffler	—		—	—		—
David Siegel	9,660,039	(19)	—	9.50%	(20)	—
Henry Hawes Bostic, III	—		—	—		—
Marvin Pestcoe	—		25,693	*		*
Russell Fradin	—		172,189	*		*
Stephen W. Pacala	—		35,758	*		*
William C. Freda	—		287,252	*		*
Everard Barclay Simmons	—		—	—		—
All directors and executive officers as a group (23 persons)(21)	19,520,078		1,903,393	29.28%		4.46%
__________________
*Less than one percent.
(1)Percentage of total voting power represents voting power with respect to all of our Class A common shares, entitled to one vote per share, and Class B common shares, entitled to one vote per share. Our Class C common shares have no voting rights, except as otherwise required by law. See the section titled “Description of Share Capital—Common Shares” for more information about the voting rights of our Class A common shares, Class B common shares and Class C common shares. The percentage of total voting power in the column for each shareholder takes into account any applicable voting cutback to reflect the reduction of voting power of any shareholder subject to the cutback, but does not take into account any reallocation to other shareholders of any voting power due to the reduction of voting power of any shareholder subject to a voting cutback.
(2)Percentage of total common shares beneficially owned after the offering represents beneficial ownership with respect to all of our outstanding Class A, Class B and Class C common shares.
(3)Greater than 5% shareholder represents shareholders that own greater than 5% of our Class A and Class B common shares, together.
(4)Consists of 11,225,805 Class B common shares held by Magnitude Master Fund CL A (“MMF”), 2,397,962 Class B common shares held by Magnitude Partners Master Fund LP (“MPMF”), 1,375,626 Class B common shares held by Magnitude Institutional Ltd. (“MIL”) and 67,547 Class B common shares held by Magnitude Insurance Master Fund, LLC (“MIMF”). MMF is a sub-trust of the Magnitude Master Series Trust, a Cayman Islands unit trust. MMF is controlled by its trustee, Sterling Trust (Cayman) Limited, a Cayman Islands company and licensed trust company. MPMF, a Delaware limited partnership, is controlled by its general partner, Magnitude Management, LLC, a Delaware limited liability company, which is in turn controlled its managing members – Benjamin S. Appen and James M. Hall. MIL, a Cayman Islands exempted company, is controlled by its directors—Patrick Agemian and Georgia Prinsloo. MIMF, a Delaware limited liability company is controlled by its non-member manager, Magnitude Capital, LLC, a Delaware limited liability company, which is in turn controlled its managing members – Benjamin S. Appen and James M. Hall. The registered address for each of these entities is 200 Park Avenue, 56th Floor, New York, NY 10166, USA.
(5)Pursuant to the bye-laws, the total voting percentage with respect to matters on which certain Class A shareholders and Class B shareholders vote together is cut back to 9.5% and any percentage in excess of the cutback percentage is reallocated to other shareholders. The percentage of total voting power of entities affiliated with Magnitude prior to the cutback is 20.64%.
(6)Pursuant to the bye-laws, the total voting percentage with respect to matters on which certain Class B shareholders vote is cut back to a maximum of 14.92% and any percentage in excess of the actual cutback percentage is reallocated to other shareholders. The percentage of total voting power of entities affiliated with Magnitude prior to the cutback is 35.41%.
(7)Consists of 11,316,919 Class A and Class B common shares held by BSOF Master Fund LP and 655,052 Class A and Class B common shares held by BSOF Master Fund II L.P. (collectively, the “BSOF Entities”), each, a Cayman Islands exempted limited partnership. Blackstone Strategic Opportunity Associates L.L.C. (“BSOA”) is the general partner of each of the BSOF Entities. Blackstone Holdings II L.P. is the managing member of BSOA. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P. Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Series II preferred stock of Blackstone Inc. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the securities beneficially owned by the BSOF Entities directly or indirectly controlled by it or him, but each (other than each of the BSOF Entities to the extent of their respective direct holdings) disclaims beneficial ownership of such securities. The registered address of each of the Blackstone entities and Mr. Schwarzman is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
(8)Pursuant to the bye-laws, the total voting percentage with respect to matters on which certain Class A shareholders and Class B shareholders vote together is cut back to 9.5% and any percentage in excess of the cutback percentage is reallocated to other shareholders. The percentage of total voting power of entities affiliated with Blackstone prior to the cutback is 16.36%.
(9)Hopkins Holdings, LLC (“Hopkings Holdings”), a Delaware limited liability company, is managed by Mr. Overdeck. The registered address for Hopkins Holdings is 100 Avenue of the Americas, 16th Floor, New York, NY 10013, USA.
(10)Pursuant to the bye-laws, the total voting percentage with respect to matters on which certain Class A shareholders and Class B shareholders vote together is cut back to 9.5% and any percentage in excess of the cutback percentage is reallocated to other shareholders. The percentage of total voting power of Hopkins Holding LLC prior to the cutback is 13.48%.
(11)Sango Hoken Holdings, LLC (“Sango Holdings”), a Delaware limited liability company, is managed by Mr. Siegel. The registered address for Sango Holdings is 100 Avenue of the Americas, 16th Floor, New York, NY 10013, USA.
(12)Pursuant to the bye-laws, the total voting percentage with respect to matters on which certain Class A shareholders and Class B shareholders vote together is cut back to 9.5% and any percentage in excess of the cutback percentage is reallocated to other shareholders. The percentage of total voting power of Sango Holdings prior to the cutback is 13.20%.
(13)Pursuant to the bye-laws, the total voting percentage with respect to matters on which certain Class A shareholders and Class B shareholders vote together is cut back to 0.00% and any percentage in excess of the cutback percentage is reallocated to other shareholders. The percentage of total voting power prior to the cutback is 7.43%.
(14)Pursuant to the bye-laws, the total voting percentage with respect to matters on which certain Class A shareholders and Class B shareholders vote together is cut back to 0.00% and any percentage in excess of the cutback percentage is reallocated to other shareholders. The percentage of total voting power prior to the cutback is 12.74%.
(15)MLC Investments Limited as trustee for the WM Pool: Equities Trust No. 78 (“MLC”) is managed by MLC Asset Management Services Limited. The registered address for MLC is Level 3, 30 Hickson Road, Millers Point, NSW 2000, Australia.
(16)Consists of (i) 568,315 Class B common shares held by Ms. Albo and (ii) 72,933 Class B common shares held by The Albo 2018 LLC, a trust in which Ms. Albo has voting or investment power over the shares.
(17)Consists of shares held by the entity identified in footnote 9. Mr. Overdeck disclaims beneficial ownership of shares of the Company, except to the extent of his pecuniary interest in such shares.
(18)Pursuant to the bye-laws, the total voting percentage with respect to matters on which Class A shareholders and Class B shareholders vote together is cut back to 9.5% and any percentage in excess of the cutback percentage is reallocated to other shareholders. The percentage of total voting power prior to the cutback is 13.48%.
(19)Consists of shares held by the entity identified in footnote 11. Mr. Siegel disclaims beneficial ownership of shares of the Company, except to the extent of his pecuniary interest in such shares.
(20)Pursuant to the bye-laws, the total voting percentage with respect to matters on which Class A shareholders and Class B shareholders vote together is cut back to 9.5% and any percentage in excess of the cutback percentage is reallocated to other shareholders. The percentage of total voting power prior to the cutback is 13.20%.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, will be filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.
Shareholders Agreement
In connection with this offering, the Company will enter into an agreement (the “Shareholders Agreement”) with Sango Holdings, Hopkins Holdings, the Blackstone Investor, the Magnitude Investor and [●] who will, together with their affiliates, after giving effect to the offering, continue to own at least five percent (5%) of our issued and outstanding common shares. These shareholders will control approximately      % of our Class B common shares after the completion of this offering. The Shareholders Agreement provides such shareholders with certain rights, including pre-emptive rights in connection with certain issuances of our securities, and gives certain shareholders party to the agreement the right to appoint a director to the Board of Directors, subject to the maintenance of certain ownership thresholds.
Registration Rights Agreement
We have entered into the registration rights agreement, dated December 23, 2013, with certain of our existing shareholders (the “Registration Rights Agreement”) pursuant to which we have provided such shareholders with certain registration rights as described below.
Demand registration. Certain principal shareholders are able to request registration under the Securities Act of all or any portion of our common shares that are not freely sellable under Rule 144 under the Securities Act (the “Registrable Common Shares”) and we will be obligated, subject to certain customary exceptions, to register such shares. The principal shareholders may make up to six (6) demand registration requests; provided that such principal shareholders may make an unlimited number of demand registrations if such registrations are effected by filing a registration statement which provides for sales from time to time on a delayed or continuous basis pursuant to Rule 415 under the Securities Act in an underwritten offering.
Piggy-back registration. If we at any time propose to effect the registration of our common shares under the Securities Act on a form and in a manner that would permit the registration for offer and sale of our common shares held by our existing shareholders party to the Registration Rights Agreement, such shareholders will have the right to include common shares they own in that offering, subject to certain customary limitations.
Registration expenses. We will be generally responsible for all registration expenses in connection with the performance of our obligations under the registration rights provisions in the Registration Rights Agreement. The holders of our common shares being registered will generally be responsible for any underwriting discounts or commissions attributable to their sales.
Indemnification. The Registration Rights Agreement contains customary indemnification and contribution provisions by us for the benefit of holders of registerable securities and, in limited situations, by holders of registerable securities for the benefit of us with respect to the information provided by such holders included in any registration statement, prospectus or related document.
Commitment Agreement and Investment Management Agreement
Two Sigma and the Managing Member are related parties to the Company and parties to the Commitment Agreement and the Two Sigma Hamilton Fund IMA with Hamilton Re. Under the Commitment Agreement, Hamilton Re is required to maintain an investment in the Two Sigma Hamilton Fund in an amount up to the lesser of (i) $1.8 billion or (ii) 60% of Hamilton Insurance Group’s net tangible assets for a rolling three-year period commencing on July l, 2023. The Commitment Agreement renews for a new three-year period unless a non-renewal notice is provided by either party in accordance with the Commitment Agreement. See “Risk Factors—Risks Related to Our Investment Strategy—We do not have control over the Two Sigma Hamilton Fund.” . Under the Two Sigma Hamilton Fund IMA, as of July 1, 2023, the Two Sigma Hamilton Fund charge the Company a management

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
fee of 2.5% per annum of the net asset value of the Company’s investment in the Two Sigma Hamilton Fund. The management fee for the years ended December 31, 2022, November 30, 2021 and November 30, 2020 was charged at a rate of 3% (i.e., and not the current rate of 2.5%), which was equal to $53.1 million, $48.7 million and $49.5 million, respectively.
The Two Sigma Hamilton Fund Limited Liability Company Agreement
Under the terms of the LLCA, the Managing Member is entitled to an incentive allocation equal to 30% of the Two Sigma Hamilton Fund’s net profits, subject to high watermark provisions, and adjusted for withdrawals, and any incentive allocation to the Managing Member; provided, however, that in the event there is a net loss during a quarter and a net profit during any subsequent quarter, the Managing Member is entitled to a modified incentive allocation whereby the regular incentive allocation will be reduced by 50% until subsequent cumulative net profits are credited in an amount equal to 200% of the previously allocated net losses. As of July 1, 2023, the Managing Member is entitled to receive an additional incentive allocation equal to 25% of Two Sigma Hamilton Fund’s net profits that are over 10% for a given year, gross of the incentive allocation described above, but only after recouping previously unrecouped net losses. Prior to July 1, 2023, the Managing Member was entitled to receive an additional incentive allocation equal to 20% of Two Sigma Hamilton Fund’s net profits that are over 15% for a given year, gross of the incentive allocation described above, but only after recouping previously unrecouped net losses. The total incentive fee for the years ended December 31, 2022, November 30, 2021 and November 30, 2020 was $68.1 million, $61.6 million and $24.9 million, respectively.
Indemnification Agreements
Our amended and restated bye-laws provide that we will indemnify our directors and officers to the fullest extent permitted by Bermuda law.
We intend to enter into indemnification agreements with our directors and executive officers. These agreements and our amended and restated bye-laws will require us to indemnify these individuals to the fullest extent permitted under Bermuda law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. The indemnification provided under the indemnification agreements will not be exclusive of any other indemnity rights. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable. There is currently no pending material litigation or proceeding involving any of our directors for which indemnification is sought.
Policies and Procedures for Related-Party Transactions
Upon the completion of this offering, we intend to adopt a policy applicable to our transactions with “related parties,” which we define to include our executive officers, directors and nominees for director, any immediate family member or affiliated entity of any of our executive officers, directors or nominees for director and any person (and his or her immediate family members and affiliated entities) or entity (including affiliates) that is a beneficial owner of 5% or more of any class of our outstanding voting securities. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest. Pursuant to this policy, an appropriate committee of our Board of Directors must approve the terms, arrangements and policies of, and provide ongoing oversight over, all transactions with a related party in which the amount involved exceeds $120,000. This committee, which may be our audit committee, will consist of directors independent from the related party in question. In conducting its initial and ongoing reviews, the committee will take into account, among other factors it deems appropriate, the terms of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, the extent of the related-party’s interest in the transaction, the qualifications and performance of the related party and other business considerations that would be applied to similar arrangements with unaffiliated parties. Under the policy, if we should discover related party transactions that have not been

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
approved, this committee will determine the appropriate action, including ratification, rescission or amendment of the transaction. Upon completion of this offering, we will make a copy of our related-party transactions policy available on our website.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
DESCRIPTION OF SHARE CAPITAL
In connection with this offering, we will amend and restate our memorandum of association and our bye-laws. The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated memorandum of association and amended and restated bye-laws, each of which will be in effect upon the completion of this offering, the forms of which will be filed as exhibits to the registration statement of which this prospectus forms a part. Because this is only a summary, it may not contain all the information that is important to you.
Under “Description of Share Capital,” “we,” “us,” “our” and “Company” refer to Hamilton Insurance Group, Ltd. and not to any of its subsidiaries.
General
We are an exempted company incorporated under the laws of Bermuda. Upon the completion of this offering, our authorized share capital will consist of (i) [●] Class A common shares, $[●] par value per Class A common share; (ii) [●] Class B common shares, $[●] par value per Class B common share and (iii) [●] Class C common shares, $[●] par value per Class C common share. Pursuant to our amended and restated bye-laws, subject to the requirements of the NYSE, and to any resolution of the shareholders to the contrary, our Board of Directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares provided our common shares remain listed on an appointed stock exchange, which includes the NYSE.
Common Shares
We have three classes of authorized common shares, Class A common shares, Class B common shares and Class C common shares. The rights of the holders of our Class A common shares, Class B common shares and Class C common shares are identical, except with respect to voting and conversion.
Subject to the voting cutback described below, holders of our Class A common shares and Class B common shares are entitled to one vote for each share held of record and vote together as a single class on all matters on which shareholders are entitled to vote generally, except for the election or removal of directors. Only holders of our Class B common shares vote for the election or removal of directors, other than for directors who are appointed by certain shareholders pursuant to the Shareholders Agreement and our amended and restated bye-laws. See “Management––Composition of the Board of Directors of Hamilton.” Holders of our Class C common shares are not entitled to vote on any matter submitted to a vote of shareholders, except as otherwise required by law. The holders of our common shares do not have cumulative voting rights in the election of directors.
Our amended and restated bye-laws provide a mechanism under which the Company may, before a vote of the shareholders on any matter, in certain circumstances reallocate a proportion of the voting rights held by or attributed to certain shareholders or groups of shareholders among other shareholders so as to ensure that those certain shareholders or groups of shareholders and their affiliates are not deemed to own shares possessing voting power comprising more than 9.5% of all voting power (or, in the case of holders of our Class B common shares in respect of the election or removal of directors other than for directors who are appointed by certain shareholders pursuant to the Shareholders Agreement and our amended and restated bye-laws, a maximum of 14.92% of the voting power). In addition, our amended and restated bye-laws eliminate the voting power for certain holders of our common shares that have a relationship with Two Sigma. The purpose of the voting cutback is to avoid adverse tax, legal or regulatory consequences.
Our Board of Directors will from time to time, at its discretion and prior to any time at which a vote of shareholders is taken, take (or cause to be taken) reasonable steps to ascertain the voting power held by each shareholder, including requesting information regarding the direct or indirect ownership of common shares.
In addition to the voting cutback described above, our Board of Directors may limit a shareholder’s exercise of voting rights where it deems it necessary to do so to avoid adverse tax, legal or regulatory consequences.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Holders of our common shares are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred shares.
Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, if any, the holders of common shares will be entitled to receive pro rata our remaining assets available for distribution.
All common shares that will be outstanding at the time of the completion of this offering will be fully paid and nonassessable. Except for the shareholders who are party to the Shareholders Agreement, holders of our common shares do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common shares. The rights, powers, preferences and privileges of our common shares will be subject to those of the holders of any preferred shares or any other series or class of shares we may authorize and issue in the future.
Conversion of Class A Common Shares and Class C Common Shares
Each Class A common share and Class C common share will convert automatically into one Class B common share of upon any transfer, whether or not for value, which occurs after the closing of this offering. The number of authorized and issued Class A common shares and Class C common shares, as applicable, shall be reduced by the aggregate number of such issued Class A common shares and Class C common shares, as applicable, converted to Class B common shares and the number of authorized and issued Class B common shares shall be correspondingly increased by the same amount.
Preferred Shares
Under Bermuda law and our amended and restated bye-laws, our Board of Directors is authorized to issue preferred shares in one or more series without shareholder approval. Our Board of Directors has the discretion under our amended and restated bye-laws to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred shares, without any further shareholder approval. The rights with respect to a series of preferred shares may be greater than the rights attached to our common shares. It is not possible to state the actual effect of the issuance of any preferred shares on the rights of holders of our common shares until our Board of Directors determines the specific rights attached to those preferred shares. The effect of issuing preferred shares could include, among other things, one or more of the following:
•restricting dividends in respect of our common shares;
•diluting the voting power of our common shares or providing that holders of preferred shares have the right to vote on matters as a class;
•impairing the liquidation rights of our common shares; or
•delaying or preventing a change of control of us.
Warrants
As of June 30, 2023, warrants to purchase an aggregate of 1,152,500 Class B common shares, with an exercise price of $10.00 per share were outstanding. These warrants expire on March 20, 2024, and may be exercised at any time prior to that date.
Dividends
Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that (1) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (2) the realizable value of its assets would thereby be less than its liabilities. Under our amended and restated bye-laws,

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
each common share is entitled to dividends if, as and when dividends are declared by our Board of Directors, subject to any preferred dividend right of the holders of any preferred shares. We do not anticipate paying cash dividends in the foreseeable future.
Variation of Rights
Pursuant to our amended and restated bye-laws, if at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (1) with the consent in writing of the holders of 66 2/3% of the issued shares of that class; or (2) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least one person holding or representing a majority of the issued shares of the relevant class is present. Our amended and restated bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preferred shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other class or series of preferred shares, to vary the rights attached to any other class or series of preferred shares.
Transfer of Shares
Our Board of Directors may, in its absolute discretion and without assigning any reason, refuse to register the transfer of a share on the basis that it is not fully paid. Our Board of Directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our Board of Directors shall reasonably require or unless all applicable consents, authorizations and permissions of any governmental agency or body in Bermuda have been obtained. Subject to these restrictions, a holder of common shares may transfer the title to all or any of his or her common shares by completing an instrument of transfer in writing in such form as our Board of Directors may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our Board of Directors may accept the instrument signed only by the transferor.
Meetings of Shareholders
Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year, which we refer to as the annual general meeting. While Bermuda law permits the shareholders to waive the requirement to hold an annual general meeting by resolution (either for a specific year or a period of time or indefinitely), our amended and restated bye-laws provide that, notwithstanding, an annual general meeting shall be held in each year.
Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our amended and restated bye-laws provide that our principal executive officer or the chairperson of our Board of Directors or any two directors or any director and the secretary or our Board of Directors may convene an annual general meeting and our principal executive officer or the chairperson of our Board of Directors or our Board of Directors may convene a special general meeting. Under our amended and restated bye-laws, at least 14 days’ notice of an annual general meeting or 10 days’ notice of a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (1) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (2) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more persons present in person at the start of the meeting and representing in person or by proxy in excess of 50% of all issued and outstanding common shares.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Access to Books and Records and Dissemination of Information
Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented in the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.
Election and Removal of Directors
Our amended and restated bye-laws provide that our Board of Directors shall consist of not less than eleven (11) directors or more than thirteen (13) directors as the Board of Directors may from time to time determine. It is expected that upon the closing of this offering, our Board of Directors will consist of eleven (11) directors. As provided in the Shareholders Agreement, as many as four (4) shareholders will each have the right to appoint one (1) director if such shareholder continues to own five (5%) of our issued and outstanding shares. The remaining directors will be elected annually for a term expiring at the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated.
A shareholder holding any percentage of the common shares in issue may propose for election as a director someone who is not an existing director or is not proposed by our Board of Directors. Where a director is to be elected at an annual general meeting, notice of any such proposal for election must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting prior to the giving of the notice or, in the event the annual general meeting is called for a date that is not less than 30 days before or after such anniversary, the notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made. Where a director is to be elected at a special general meeting; provided, that our Board of Directors has determined that shareholders may nominate persons for election at such special general meeting, notice must be given not later than seven days following the earlier of the date on which notice of the special general meeting was posted to shareholders or the date on which public disclosure of the date of the special general meeting was made.
A director may be removed, only with cause, by the shareholders by the affirmative vote of at least 66 2/3% of the issued and outstanding voting shares entitled to vote for the election of directors, provided that notice of the shareholders meeting convened to remove the director is given to the director. The notice must contain a statement of the intention to remove the director and a summary of the facts justifying the removal and must be served on the director not less than 14 days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his or her removal.
Proceedings of Board of Directors
Our amended and restated bye-laws provide that our business is to be managed and conducted by our Board of Directors. Bermuda law permits individual and corporate directors and there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our amended and restated bye-laws or Bermuda law that our directors must retire at a certain age.
The compensation of our directors will be determined by the Board of Directors with assistance from the compensation & personnel committee, and there is no requirement that a specified number or percentage of “independent” directors must approve any such determination. Our directors may also be paid all travel, hotel and

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
other reasonable out-of-pocket expenses properly incurred by them in connection with our business or their duties as directors.
A director who discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law may be entitled to be counted in the quorum for such meeting and to vote in respect of any such contract or arrangement in which he or she is interested unless the chairman of the relevant meeting of the board of directors determines that such director is disqualified from voting.
Indemnification of Directors and Officers
Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act.
Our amended and restated bye-laws provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty, and that we shall advance funds to our officers and directors for expenses incurred in their defense upon receipt of an undertaking to repay the funds if any allegation of fraud or dishonesty is proved. Our amended and restated bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the Company, against any of the Company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such purpose.
Amendment of Memorandum of Association and Bye-laws
Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Our amended and restated bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our Board of Directors and by a resolution of our shareholders holding at least 66 2/3% of all votes cast on the resolution. The memorandum of association shall not be rescinded, altered or amended without a resolution of our Board of Directors and a resolution of our shareholders holding at least 66 2/3% of all votes cast on the resolution.
Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Supreme Court of Bermuda. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by a shareholder who has voted in favor of the alteration or has given the company a statement in writing that they consented to the alteration.
Amalgamations and Mergers
The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two or more persons holding or representing more than one-third of the issued shares of the company. Our amended and restated bye-laws provide that the approval of a 66 2/3% of shareholders voting at a meeting to approve the amalgamation or merger agreement shall be sufficient (other than in respect of an amalgamation or merger constituting a “business combination”), and the quorum for such meeting shall be two or more persons present in person and representing in person or by proxy in excess of 50% of the total voting rights of all issued and outstanding shares of the Company.
Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.
Business Combinations
Although the Companies Act does not contain specific provisions regarding “business combinations” between companies organized under the laws of Bermuda and “interested shareholders,” we have included these provisions in our bye-laws. Specifically, our amended and restated bye-laws contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless, in addition to any other approval that may be required by applicable law:
•prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our Board of Directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;
•upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our issued and voting shares outstanding at the time the transaction commenced; or
•after the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by our Board of Directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 662/3% of our issued and outstanding voting shares that are not owned by the interested shareholder.
For purposes of these provisions, a “business combination” includes recapitalizations, mergers, amalgamations, consolidations, exchanges, asset sales, leases, certain issues or transfers of shares or other securities and other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is any person or entity that beneficially owns 15% or more of our issued and outstanding voting shares and any person or entity affiliated with or controlling or controlled by that person or entity.
Shareholder Suits
Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.
When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Our amended and restated bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. We have been advised by the SEC that in the opinion of the SEC, the operation of this provision as a waiver of the right to sue for violations of federal securities laws would likely be unenforceable in U.S. courts.
Capitalization of Profits and Reserves
Pursuant to our amended and restated bye-laws, our Board of Directors may (1) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro rata (except in connection with the conversion of shares) to the shareholders; or (2) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.
Untraced Shareholders
Our amended and restated bye-laws provide that our Board of Directors may forfeit any dividend or other monies payable in respect of any shares that remain unclaimed for six years from the date when such monies became due for payment. In addition, we are entitled to cease sending dividend warrants and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquiries have failed to establish the shareholder’s new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.
Certain Provisions of Bermuda Law
We have been designated by the BMA as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of common shares.
The BMA has given its consent for the issue and free transferability of all of the common shares that are the subject of this offering to and between residents and non-residents of Bermuda for exchange control purposes, provided that our shares remain listed on an appointed stock exchange, which includes the NYSE. Approvals or permissions given by the BMA do not constitute a guarantee by the BMA as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, neither the BMA nor the Registrar of Companies in Bermuda shall be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the BMA. We have sought and have obtained a specific permission from the BMA for the issue and transfer of common shares up to the amount of our authorized capital from time to time, and options, warrants, depository receipts, rights, loan notes, debt instruments and our other securities to persons resident and non-resident for exchange control purposes with the need for prior approval of such issue or transfer.
In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust.
Delaware Law
The terms of share capital of corporations incorporated in the United States, including Delaware, differ from companies incorporated in Bermuda. The following discussion highlights material differences of the rights of a

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
shareholder of a Delaware corporation compared with the rights of our shareholders under Bermuda law, as outlined above.
Under Delaware law, a corporation may indemnify its director or officer (other than in action by or in the right of the companies) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if such director or officer (i) acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and (ii) with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
Delaware law provides that a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of shareholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, the affirmative vote of a majority of shares present in person or represented by proxy at the meeting and entitled to vote is required for shareholder action, and the affirmative vote of a plurality of shares is required for the election of directors. With certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.
Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding shares of all classes having a preference upon the distribution of assets.
Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders.
Delaware law permits any shareholder to inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.
Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law, and the court generally has discretion in such actions to permit the winning party to recover attorneys’ fees.
Transfer Agent and Registrar
The transfer agent and registrar for the common shares is Broadridge Corporate Issuer Solutions, LLC (“Broadridge”). Broadridge’s address is 51 Mercedes Way, Edgewood, NY 11717.
Listing
We intend to apply to have our Class B common shares listed on the NYSE under the symbol “HG.”

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
SHARES ELIGIBLE FOR FUTURE SALE
General
Prior to this offering, there has not been a public market for our Class B common shares, and we cannot predict what effect, if any, market sales of Class B common shares or the availability of common shares for sale will have on the market price of our Class B common shares prevailing from time to time. Nevertheless, sales of substantial amounts of Class B common shares, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our Class B common shares and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.
Upon the completion of this offering, we will have a total of            Class B common shares outstanding. Of the outstanding shares, the            Class B common shares sold in this offering (or            Class B common shares if the underwriters exercise in full their option to purchase additional shares from the selling shareholders) will be freely tradeable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144, including our directors, executive officers and other affiliates, may be sold only in compliance with the limitations described below.
Rule 144
In general, under Rule 144, as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling Class B common shares on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of “restricted shares” of our Class B common shares, are entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:
•1% of the number of Class B common shares then outstanding, which will equal approximately            Class B common shares immediately after this offering; or
•the average reported weekly trading volume of our Class B common shares on            during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our Class B common shares after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.
Lock-Up Agreements
In connection with this offering, we, our directors, executive officers and selling shareholders will sign lock-up agreements with the underwriters that will, subject to certain exceptions, restrict the disposition of, or hedging with respect to, the Class B common shares or securities convertible into or exchangeable for Class B common shares, each held by them, during the period ending 180 days after the date of this prospectus, except with the prior written

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
consent of each of Barclays Capital Inc. and Morgan Stanley & Co. LLC. See “Underwriting” for a description of these lock-up agreements.
Registration Rights Agreement
Certain of our existing shareholders will have the right to require us to include their Registrable Common Shares in any registration statement filed for the purposes of a public offering of our equity securities, subject to the terms of the Registration Rights Agreement. The Registrable Common Shares will represent      % of our outstanding common shares after this offering (or      % if the underwriters exercise their option to purchase additional common shares from the selling shareholders in full). For a description of these registration rights, see “Certain Relationships and Related Party Transactions––Registration Rights Agreement.”
Rule 701
Any of our directors, executive officers or employees who acquired shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701 under the Securities Act. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144A. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144A. All holders of Rule 701 shares are required to wait 90 days after the date of this prospectus before selling those shares. However, all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.
Registration Statement on Form S-8
We intend to file one or more registration statements on Form S-8 under the Securities Act to register the Class B common shares issued or reserved to be issued pursuant to our equity incentive plans. We expect to file these registration statements as promptly as possible after the completion of this offering. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market following the expiration of the lock-up agreements and arrangements described above, except that shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resalable under Rule 701 under the Securities Act.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
CERTAIN REGULATORY CONSIDERATIONS
Bermuda Insurance Regulation
Insurance Regulation Generally. The Insurance Act 1978 of Bermuda and related regulations, as amended (the “Insurance Act”), regulate the insurance businesses of our Bermuda operating companies, and provide that no person may carry on any insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the BMA. The BMA, in deciding whether to grant registration, has broad discretion to act as it thinks fit in the public interest. The BMA is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise to operate an insurance business.
The Insurance Act does not distinguish between insurers and reinsurers: companies are registered under the Insurance Act as “insurers.” The Insurance Act uses the defined term “insurance business” to include reinsurance.
The continued registration of an applicant as an insurer is subject to the applicant complying with the terms of its registration and such other conditions as the BMA may impose from time to time. The Insurance Act also grants to the BMA powers to supervise, investigate and intervene in the affairs of insurance companies.
Our Bermuda-licensed insurance operating subsidiaries include Hamilton Re, which is registered as a Class 4 general business insurer, Turing Re, which is registered as a Restricted Special Purpose Insurer, Ada Re, which is registered as an Unrestricted Special Purpose Insurer and registered as a segregated accounts company pursuant to the Segregated Accounts Companies Act 2000, and ACML, which is registered as an insurance agent (collectively, the “Bermuda Operating Companies”).
The Insurance Act imposes solvency and liquidity standards on Bermuda insurance companies, as well as auditing and reporting requirements, and grants the BMA powers to supervise, investigate, require information and demand the production of documents and intervene in the affairs of regulated companies.
As a holding company, the Company is not directly regulated as an insurer under the Insurance Act. However, our Bermuda Operating Companies are subject to various requirements under Bermuda law depending on their classification under the Insurance Act.
Bermuda registered insurers are generally prohibited from declaring or paying any dividends if in breach of the required minimum solvency margin or minimum liquidity ratio, or if the declaration or payment of such dividend would cause such a breach. Further, an insurer that fails to comply with its enhanced capital requirement is also prohibited from declaring and paying any dividends until the failure has been rectified. Hamilton Re is also subject to additional restrictions which apply to the payment of dividends and a reduction in total statutory capital and surplus over applicable thresholds.
From time to time, the Bermuda Operating Companies may apply for, and be granted, certain modifications to, or exemptions from, regulatory requirements which may otherwise apply to them.
The BMA acts as our group supervisor and has designated Hamilton Re as the “designated insurer” in respect of the Hamilton Group. Therefore, Hamilton Group is subject to the BMA’s group supervision and solvency rules which cover assessing the financial situation and solvency position of Hamilton Group and/or its members and regulating intra-group transactions, risk concentration, governance procedures, risk management and regulatory reporting and disclosure. See “Group Supervision” below for further discussion. The BMA has certain powers of investigation and intervention, relating to Bermuda-licensed entities and their holding companies, subsidiaries and other affiliates, including the power to cancel a Bermuda-licensed entity’s registration, which it may exercise in the interest of such an insurer’s policyholders or if there is any risk of insolvency or a breach of the Insurance Act or the license conditions of a Bermuda-licensed entity.
The European Parliament recognizes Bermuda’s regulatory regime as achieving Solvency II Directive 2009 (2009/138/EC) equivalence for its commercial insurers and insurance groups. Bermuda’s regulatory regime and the United Kingdom’s prudential regime were maintained following the United Kingdom’s transition out of the E.U.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Certain significant aspects of the Bermuda insurance regulatory framework are set forth below, focusing only on our primary Class 4 insurer, Hamilton Re, which is subject to the strictest regulation.
Classification of Insurers. The Insurance Act distinguishes between insurers carrying on long-term business, insurers carrying on general business, insurers carrying on special purpose business, and insurers carrying on general business in an innovative or innovative and experimental manner. There are six general business classifications (Classes 1, 2, 3, 3A, 3B and 4), five long-term business classifications (Classes A, B, C, D and E), two classifications of insurers carrying on special purpose business (Special Purpose Insurer and Collateralized Insurer), two innovative classifications (Class IGB and ILT), and two innovative and experimental classifications (Class IIGB and IILT).
Classification as a Class 4 Insurer; Minimum Paid Up Share Capital. A body corporate is registrable as a Class 4 insurer where (a) it has at the time of its application for registration, or will have before it carries on insurance business, total statutory capital and surplus of not less than $100,000,000; and (b) it intends to carry on general insurance business including excess liability business or property catastrophe reinsurance business. Hamilton Re is required to maintain fully paid up share capital of at least $1 million.
Principal Representative, Principal Office and Head Office. As a Class 4 insurer, Hamilton Re is required to maintain a principal office and to appoint and maintain a principal representative in Bermuda. For the purposes of the Insurance Act, the principal office of Hamilton Re is located at Wellesley House North, 1st Floor, 90 Pitts Bay Road, Pembroke, HM 08, Bermuda and Chad Cundliffe, the Chief Financial Officer of Hamilton Re, serves as its principal representative.
Without a reason acceptable to the BMA, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days’ notice in writing to the BMA is given of the intention to do so.
The principal representative must notify the BMA forthwith upon reaching a view that there is a likelihood of the insurer becoming insolvent, or upon becoming aware that a reportable “event” has occurred, or is believed to have occurred. Examples of a reportable “event” include a failure by the insurer to comply substantially with a condition imposed upon it by the BMA relating to a solvency margin or a liquidity or other ratio, a significant loss reasonably likely to cause the insurer to fail to comply with its enhanced capital requirement (discussed below) and the occurrence of a “material change” (as such term is defined under the Insurance Act). Within 14 days of such notification to the BMA, the principal representative must furnish the BMA with a written report setting out all the particulars of the case that are available to the principal representative.
Where there has been a significant loss which is reasonably likely to cause the insurer to fail to comply with its enhanced capital requirement, the principal representative must also furnish the BMA with a capital and solvency return reflecting an enhanced capital requirement prepared using post-loss data within 45 days of notifying the BMA regarding the loss.
Furthermore, where a notification has been made to the BMA regarding a material change, the principal representative has 30 days from the date of such notification to furnish the BMA with unaudited interim statutory financial statements in relation to such period as the BMA may require, together with a general business solvency certificate in respect of those statements.
In addition, each Class 4 insurer must maintain its head office in Bermuda. In determining whether an insurer satisfies this requirement, the BMA considers, among other things, the following factors: (i) where the underwriting, risk management and operational decision-making of the insurer occurs; (ii) whether the presence of senior executives who are responsible for, and involved in, the decision-making related to the insurance business of the insurer are located in Bermuda; and (iii) where meetings of the board of directors of the insurer occur. In making its determination, the BMA may also give regard to (i) the location where management of the insurer meets to effect policy decisions of the insurer, (ii) the residence of the officers, insurance managers or employees of the insurer, and (iii) the residence of one or more directors of the insurer in Bermuda.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Independent Approved Auditor. Hamilton Re has appointed Ernst & Young Ltd. as its independent auditor. The independent auditor will audit and report on Hamilton Re’s GAAP or international financial reporting standards (“IFRS”) financial statements (as defined below) and audit its statutory financial statements, each of which is required to be filed annually with the BMA, as described below.
Loss Reserve Specialist. As a Class 4 insurer, Hamilton Re is required to appoint an individual approved by the BMA to be its loss reserve specialist. In order to qualify as an approved loss reserve specialist, the applicant must be an individual qualified to provide an opinion in accordance with the requirements of the Insurance Act and the BMA must be satisfied that the individual is fit and proper to hold such an appointment.
As a Class 4 insurer, Hamilton Re is required to submit annually an opinion of its approved loss reserve specialist with its capital and solvency return in respect of its total general business insurance technical provisions (i.e., the aggregate of its net premium provisions, net loss and loss expense provisions and risk margin, as each is reported in the insurer’s statutory economic balance sheet). The loss reserve specialist’s opinion must state, among other things, whether or not the aggregate amount of technical provisions shown in the statutory economic balance sheet as at the end of the relevant financial year (i) meets the requirements of the Insurance Act and (ii) makes reasonable provision for the total technical provisions of the insurer under the terms of its insurance contracts and agreements.
Annual Audited Financial Statements. Hamilton Re must prepare and submit, on an annual basis, audited GAAP or IFRS financial statements and audited statutory financial statements. The Insurance Act prescribes rules for the preparation and substance of statutory financial statements (which include, in statutory form, a balance sheet, income statement, a statement of capital and surplus and notes thereto). The statutory financial statements include detailed information and analysis regarding premiums, claims, reinsurance and investments of the insurer. Hamilton Re is also required to prepare and submit to the BMA financial statements which have been prepared under generally accepted accounting principles in the United States or international financial reporting standards (“GAAP or IFRS financial statements”). The insurer’s annual GAAP or IFRS financial statements and the auditor’s report thereon, and the statutory financial statements are required to be filed with the BMA within four months from the end of the relevant financial year (unless specifically extended with the approval of the BMA). The statutory financial statements do not form part of the public records maintained by the BMA, but the GAAP or IFRS financial statements are available for public inspection.
Annual Statutory Financial Return and Annual Capital and Solvency Return. As a Class 4 insurer, Hamilton Re is required to file with the BMA an annual statutory financial return no later than four months after its financial year end (unless specifically extended with the approval of the BMA). The statutory financial return includes, among other matters, the statutory financial statements of the insurer and the calculations for the Class 4 insurer’s minimum solvency margin and liquidity ratio.
In addition, each year Hamilton Re is required to file with the BMA a capital and solvency return along with its annual statutory financial return. The prescribed form of capital and solvency return comprises the Class 4 insurer’s Bermuda Solvency Capital Requirement (“BSCR”) model or an approved internal capital model in lieu thereof (more fully described below), various schedules and the opinion of the loss reserve specialist.
Neither the statutory financial return nor the capital and solvency return is available for public inspection.
Declaration of Compliance. At the time of filing its statutory financial statements, a Class 4 insurer is also required to deliver to the BMA a declaration of compliance, in such form and with such content as may be prescribed by the BMA, declaring whether or not the Class 4 insurer has, with respect to the preceding financial year: (i) complied with all requirements of the minimum criteria applicable to it; (ii) complied with the minimum margin of solvency as at its financial year end; (iii) complied with the applicable enhanced capital requirements as at its financial year end; (iv) observed any limitations, restrictions or conditions imposed upon issuance of its license, if applicable; and (v) complied with the minimum liquidity ratio for general business as at its financial year end. The declaration of compliance is required to be signed by two directors of the Class 4 insurer and if the Class 4 insurer has failed to comply with any of the requirements referenced in clauses (i) through (v) above, the Class 4 insurer will be required to provide the BMA with particulars of such failure in writing. A Class 4 insurer shall be liable to

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civil penalty by way of a fine for failure to comply with a duty imposed on it in connection with the delivery of the declaration of compliance.
Public Disclosures. All commercial insurers and insurance groups are required to prepare and file with the BMA, and also publish on their website, a financial condition report, which provides, among other things, measures governing the business operations, corporate governance framework and solvency and financial performance of the insurer/insurance group. The BMA has discretion to approve modifications and exemptions to the public disclosure rules, on application by the insurer if, among other things, the BMA is satisfied that the disclosure of certain information will result in a competitive disadvantage or compromise confidentiality obligations of the insurer. We have received approval from the BMA to file a consolidated group financial condition report, inclusive of Hamilton Re.
Non-insurance Business. No Class 4 insurer may engage in non-insurance business, unless that non-insurance business is ancillary to the insurance business carried on by the insurer. Non-insurance business means any business other than insurance business and includes carrying on investment business, managing an investment fund as operator, carrying on business as a fund administrator, carrying on banking business, underwriting debt or securities or otherwise engaging in investment banking, engaging in commercial or industrial activities and carrying on the business of management, sales or leasing of real property.
Minimum Liquidity Ratio. The Insurance Act provides a minimum liquidity ratio for general business insurers. A Class 4 insurer engaged in general business is required to maintain a minimum liquidity ratio to the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable, reinsurance balances receivable, funds held by ceding reinsurers and any other assets which the BMA, on application in any particular case made to it with reasons, accepts in that case. There are certain categories of assets which, unless specifically permitted by the BMA, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans. The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities (by interpretation, those not specifically defined) and letters of credit and guarantees.
Minimum Solvency Margin and Enhanced Capital Requirements. The Insurance Act provides that all general business insurers’ statutory assets must exceed their statutory limits by an amount greater than or equal to their prescribed minimum solvency margin (“MSM”). The MSM that must be maintained by a Class 4 insurer is the greater of (i) U.S. $100 million, (ii) 50% of net premiums written (with a credit for reinsurance ceded not exceeding 25% of gross premiums), (iii) 15% of net aggregate loss and loss expense provisions and other reinsurance reserves, or (iv) 25% of the ECR (as defined below) as reported at the end of the relevant year. Additional regulations apply to the determination of the types of capital instruments that may be used to satisfy the solvency requirements.
Hamilton Re is also required to maintain available statutory economic capital and surplus at a level equal to or in excess of its enhanced capital requirement (“ECR”), which is established by reference to either the BSCR model or an approved internal capital model. The BMA has also implemented the economic balance sheet (“EBS”) framework, which is used as the basis to determine an insurer’s ECR. Under the EBS framework, assets and liabilities are mainly assessed and included on the EBS at fair value, with the insurer’s U.S. GAAP balance sheet serving as a starting point. The model also requires insurers to estimate insurance technical provisions, which consist of the insurer’s insurance-related balances valued based on best-estimate cash flows, adjusted to reflect the time value of money, with the addition of a risk margin to reflect the uncertainty in the underlying cash flows. The ECR shall at all times equal or exceed the Class 4 insurer’s MSM and may be adjusted in circumstances where the BMA concludes that the insurer’s risk profile deviates significantly from the assumptions underlying its ECR on the insurer’s assessment of its risk management policies and practices used to calculate the ECR applicable to it.
The BSCR model is a risk-based capital model which provides a method for determining a Class 4 insurer’s capital requirements (statutory economic capital and surplus) by taking into account the risk characteristics of different aspects of the Class 4 insurer’s business. The BSCR formula establishes capital requirements for 10 categories of risk: fixed income investment risk, equity investment risk, interest rate/liquidity risk, currency risk,

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concentration risk, premium risk, reserve risk, credit risk, catastrophe risk and operational risk. For each category, the capital requirement is determined by applying risk factors to asset, premium, reserve, creditor, PML and operation items, with higher risk factors applied to items with greater underlying risk and lower factors for less risky items.
While not specifically referred to in the Insurance Act, the BMA has also established a target capital level (“TCL”) applicable to Class 4 insurers, equal to 120% of its ECR. While Class 4 insurers are not currently required to maintain their statutory capital and surplus at this level, the TCL serves as an early warning tool for the BMA. Failure to maintain statutory capital at least equal to the TCL will likely result in increased regulatory oversight.
Any Class 4 insurer which at any time fails to meet its MSM requirements must, upon becoming aware of such failure, immediately notify the BMA and, within 14 days thereafter, file a written report with the BMA containing particulars of the circumstances that gave rise to the failure and setting out its plan detailing specific actions to be taken and the expected time frame in which the company intends to rectify the failure.
Any Class 4 insurer which at any time fails to meet the enhanced capital requirement applicable to it shall upon becoming aware of that failure, or of having reason to believe that such a failure has occurred, immediately notify the BMA in writing and within 14 days of such notification file with the BMA a written report containing particulars of the circumstances leading to the failure; and a plan detailing the manner, specific actions to be taken and time within which the insurer intends to rectify the failure, and within 45 days of becoming aware of that failure, or of having reason to believe that such a failure has occurred, furnish the BMA with (i) unaudited statutory economic balance sheets and unaudited interim statutory financial statements prepared in accordance with GAAP covering such period as the BMA may require; (ii) the opinion of a loss reserve specialist in relation to total general business insurance technical provisions as set out in the statutory economic balance sheet, where applicable; (iii) a general business solvency certificate in respect of the financial statements; and (iv) a capital and solvency return reflecting an enhanced capital requirement prepared using post failure data where applicable.
Eligible Capital. To enable the BMA to better assess the quality of the Class 4 insurer’s capital resources, a Class 4 insurer is required to disclose the makeup of its capital in accordance with the “3-tiered eligible capital system.” Under this system, all of the Class 4 insurer’s capital instruments will be classified as either basic or ancillary capital, which in turn will be classified into one of three tiers based on their “loss absorbency” characteristics. Highest quality capital will be classified as Tier 1 Capital; lesser quality capital will be classified as either Tier 2 Capital or Tier 3 Capital. Under this regime, up to certain specified percentages of Tier 1, Tier 2, and Tier 3 Capital may be used to support the Class 4 insurer’s MSM, ECR and TCL.
The characteristics of the capital instruments that must be satisfied to qualify as Tier 1, Tier 2 and Tier 3 Capital are set out in the Insurance (Eligible Capital) Rules 2012 and any amendments thereto. Under these rules, Tier 1, Tier 2 and Tier 3 Capital may, until January 1, 2026, include capital instruments that do not satisfy the requirement that the instrument be non-redeemable or settled only with the issuance of an instrument of equal or higher quality upon a breach, or if it would cause a breach, of the ECR.
Where the BMA has previously approved the use of certain instruments for capital purposes, the BMA’s consent will need to be obtained if such instruments are to remain eligible for use in satisfying the MSM and the ECR.
Insurance Code of Conduct. All Bermuda insurers are required to comply with the BMA’s Insurance Code of Conduct (the “Insurance Code”), which establishes the duties, requirements and standards to be complied with to ensure each insurer implements sound corporate governance, risk management and internal controls. The BMA will assess an insurer’s compliance with the Insurance Code in a proportional manner relative to the nature, scale and complexity of its business. Failure to comply with the requirements of the Insurance Code will be taken into account by the BMA in determining whether an insurer is conducting its business in a sound and prudent manner as prescribed by the Insurance Act, may result in the BMA exercising its powers of intervention and investigation (see below) and will be a factor in calculating the operational risk charge under the insurer’s BSCR or approved internal model.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Cancellation of Insurer’s Registration. An insurer’s registration may be cancelled by the BMA at the request of the insurer or on certain grounds specified in the Insurance Act. Failure by the insurer to comply with its obligations under the Insurance Act or, if the BMA believes that the insurer has not been carrying on business in accordance with sound insurance principles, would be examples of such grounds.
Restrictions on Dividends and Distributions. A Class 4 insurer is prohibited from declaring or paying a dividend if it is in breach of its MSM or minimum liquidity ratio or if the declaration or payment of such dividend would cause such a breach. Where an insurer fails to meet its MSM or minimum liquidity ratio on the last day of any financial year, it will be prohibited from declaring or paying any dividends during the next financial year without the approval of the BMA. Further, any insurer that fails to comply with its ECR is also prohibited from declaring and paying any dividends until the failure has been rectified.
In addition, a Class 4 insurer is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year’s statutory balance sheet) unless it files (at least seven days before payment of such dividends) with the BMA an affidavit signed by at least two directors (one of whom must be a Bermuda resident director if any of the insurer’s directors are resident in Bermuda) and the insurer’s principal representative stating that it will continue to meet its solvency margin and minimum liquidity ratio. Where such an affidavit is filed, it shall be available for public inspection at the offices of the BMA.
Reduction of Capital. No Class 4 insurer may reduce its total statutory capital by 15% or more, as set out in its previous year’s financial statements, unless it has received the prior approval of the BMA. Total statutory capital consists of the insurer’s paid-in share capital, its contributed surplus (sometimes called additional paid-in capital) and any other fixed capital designated by the BMA as statutory capital (such as letters of credit).
A Class 4 insurer seeking to reduce its total statutory capital by 15% or more, as set out in its previous year’s financial statements, is also required to submit an affidavit signed by at least two directors (one of whom must be a Bermuda resident director if any of the insurer’s directors is resident in Bermuda) and the insurer’s principal representative stating that the proposed reduction will not cause the insurer to fail its relevant margins and such other information as the BMA may require. Where such an affidavit is filed, it shall be available for public inspection at the offices of the BMA.
Fit and Proper Controllers. The BMA maintains supervision over the controllers (as defined herein) of all registered insurers in Bermuda. For so long as shares of the Company are listed on the NYSE or another recognized stock exchange, the Insurance Act requires that the BMA be notified in writing within 45 days of any person becoming, or ceasing to be, a controller.
A controller includes (i) the managing director of the registered insurer or its parent company; (ii) the chief executive of the registered insurer or of its parent company; (iii) a shareholder controller (as defined below); and (iv) any person in accordance with whose directions or instructions the directors of the registered insurer or of its parent company are accustomed to act. The BMA may object to a controller and require the controller to reduce its shareholdings and direct, among other things, that voting rights attached to the shares shall not be exercisable.
The definition of shareholder controller is set out in the Insurance Act but generally refers to (i) a person who holds 10% or more of the shares carrying rights to vote at a shareholders’ meeting of the registered insurer or its parent company, (ii) a person who is entitled to exercise 10% or more of the voting power at any shareholders’ meeting of such registered insurer or its parent company, or (iii) a person who is able to exercise significant influence over the management of the registered insurer or its parent company by virtue of its shareholding or its entitlement to exercise, or control the exercise of the voting power at any shareholders’ meeting.
A shareholder controller that owns 10% or more but less than 20% of the shares as described above is defined as a 10% shareholder controller; a shareholder controller that owns 20% or more but less than 33% of the shares as described above is defined as a 20% shareholder controller; a shareholder controller that owns 33% or more but less than 50% of the shares as described above is defined as a 33% shareholder controller; and a shareholder controller that owns 50% or more of the shares as described above is defined as a 50% shareholder controller.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Where the shares of the registered insurer, or the shares of its parent company, are traded on a recognized stock exchange, and a person becomes a 10%, 20%, 33% or 50% shareholder controller of the insurer, that person shall, within 45 days, notify the BMA in writing that he has become such a controller. In addition, a person who is a shareholder controller of a Class 4 insurer whose shares or the shares of its parent company (if any) are traded on a recognized stock exchange must serve on the BMA a notice in writing that he has reduced or disposed of his holding in the insurer where the proportion of voting rights in the insurer held by him will have reached or has fallen below 10%, 20%, 33% or 50%, as the case may be, not later than 45 days after such disposal.
Where the shares of an insurer, or the shares of its parent company, are not traded on a recognized stock exchange (i.e., private companies), the Insurance Act prohibits a person from becoming a shareholder controller unless he has first served on the BMA notice in writing stating that he intends to become such a controller and the BMA has either, before the end of 45 days following the date of notification, provided that notice to the proposed controller that it does not object to his becoming such a controller or the full 45 days has elapsed without the BMA serving an objection. Where neither the shares of the insurer nor the shares of its parent company (if any) are traded on a recognized stock exchange, the Insurance Act prohibits a person who is a shareholder controller of a Class 4 insurer from reducing or disposing of his holdings where the proportion of voting rights held by the shareholder controller in the insurer will reach or fall below 10%, 20%, 33% or 50%, as the case may be, unless that shareholder controller has served on the BMA a notice in writing stating that he intends to reduce or dispose of such holding.
Any person who contravenes the Insurance Act by failing to give notice or knowingly becoming a shareholder controller of any description before the required 45 days has elapsed is guilty of an offense and liable to a fine of $25,000.
Notification by Registered Person of Change of Controllers and Officers. All registered insurers are required to give written notice to the BMA of the fact that a person has become, or ceased to be, a controller or officer of the registered insurer within 45 days of becoming aware of such fact. An officer in relation to a registered insurer means a director, chief executive or senior executive performing duties of underwriting, actuarial, risk management, compliance, internal audit, finance or investment matters.
The BMA may issue a notice of objection to any person who is a controller of any description where it appears that such person is not, or is no longer, a fit and proper person to be a controller of the registered entity. Before issuing a notice of objection, the BMA is required to serve upon the person concerned a preliminary written notice stating the BMA’s intention to issue formal notice of objection. Upon receipt of the preliminary written notice, the person served may, within 28 days, file written representations with the BMA which shall be taken into account by the BMA in making its final determination. Any person who continues to be a controller of any description after having received a notice of objection shall be guilty of an offense and shall be liable on summary conviction to a fine of $25,000 (and a continuing fine of $500 per day for each day that the offense is continuing) or, if convicted on indictment, to a fine of $100,000 and/or two years in prison.
Notification of Material Changes. All registered insurers are required to give notice to the BMA of their intention to effect a material change within the meaning of the Insurance Act. For the purposes of the Insurance Act, the following changes are material: (i) the transfer or acquisition of insurance business being part of a scheme falling under section 25 of the Insurance Act or section 99 of the Companies Act 1981 of Bermuda (the “Companies Act”), (ii) the amalgamation with or acquisition of another firm, (iii) engaging in unrelated business that is retail business, (iv) the acquisition of a controlling interest in an undertaking that is engaged in non-insurance business which offers services and products to persons who are not affiliates of the insurer, (v) outsourcing all or substantially all of the company’s actuarial, risk management, compliance or internal audit functions, (vi) outsourcing all or a material part of an insurer’s underwriting activity, (vii) the transfer other than by way of reinsurance of all or substantially all of a line of business, (viii) the expansion into a material new line of business, (ix) the sale of an insurer, and (x) outsourcing of an officer’s role.
No registered insurer shall take any steps to give effect to a material change unless it has first served notice on the BMA that it intends to effect such material change and before the end of 30 days, either the BMA has notified such company in writing that it has no objection to such change or that period has lapsed without the BMA having issued a notice of objection.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Disclosure of Information. In addition to powers under the Insurance Act to investigate the affairs of an insurer, the BMA may require certain information from an insurer (or certain other persons) to be produced to the BMA. Further, the BMA has been given powers to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance companies in Bermuda if it is satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities and that such cooperation is in the public interest.
Insurance Agent Reporting Requirements. The BMA’s Insurance Brokers and Insurance Agents Code of Conduct requires insurance agents to file an insurance agents return, which requires, among other matters, details around directors and officers of the insurance agent, services provided by the agent and details of the insurers for which the agent has been appointed. In addition, under the Insurance Act, insurance agents are required to notify the BMA of certain events, such as failure to comply with a condition imposed upon them by the BMA or the occurrence of a cyber reporting event.
Group Supervision. The BMA acts as group supervisor of our group of insurance and reinsurance companies (the “Regulatory Group”) and has designated Hamilton Re as the designated insurer for group supervisory and solvency purposes (“Designated Insurer”). As the Designated Insurer, Hamilton Re is required to facilitate compliance by the Regulatory Group with group insurance solvency and supervision rules.
As group supervisor, the BMA performs a number of supervisory functions, including (i) coordinating the gathering and dissemination of information which is of importance for the supervisory task of other competent authorities; (ii) carrying out a supervisory review and assessment of the Regulatory Group; (iii) carrying out an assessment of the Regulatory Group’s compliance with the rules on solvency, risk concentration, intra-group transactions and good governance procedures; (iv) planning and coordinating, with other competent authorities, supervisory activities in respect of the Regulatory Group, both as a going concern and in emergency situations; (v) coordinating any enforcement action that may need to be taken against the Regulatory Group or any of its members; and (vi) planning and coordinating meetings of colleges of supervisors (consisting of insurance regulators) in order to facilitate the carrying out of the functions described above.
In carrying out its functions, the BMA makes rules for (i) assessing the financial situation and the solvency position of the Regulatory Group and/or its members and (ii) regulating intra-group transactions, risk concentration, governance procedures, risk management and regulatory reporting and disclosure.
Group Solvency and Group Supervision. The current supervision and solvency rules (together, “Group Rules”) apply to the Regulatory Group so long as the BMA remains our group supervisor. Through the Group Rules, the BMA may take action which affects the Company. A summary of the Group Rules is set forth below.
Approved Group Actuary. Hamilton Re, as Designated Insurer, is responsible for ensuring that the Regulatory Group appoints an individual approved by the BMA to be the group actuary who is qualified to provide an opinion on the Regulatory Group’s technical provisions.
Annual Group Financial Statements. The Regulatory Group is required to prepare and submit, on an annual basis, consolidated financial statements (including notes to the financial statements) prepared in accordance with either GAAP or IFRS. The group financial statements must be audited annually by the Regulatory Group’s approved auditor who is required to prepare an auditor’s report thereon in accordance with generally accepted auditing standards. In addition, the Regulatory Group must prepare statutory financial statements (which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus, and notes thereto). The Designated Insurer is required to file with the BMA the statutory financial statements and the audited GAAP or IFRS financial statements for the Regulatory Group with the BMA within five months from the end of the relevant financial year (unless specifically extended).
Annual Insurance Group Statutory Financial Return. The Regulatory Group is required to prepare an annual Group Statutory Financial Return consisting of (i) an insurance group solvency certificate, (ii) particulars of ceded reinsurance comprising the top 10 unaffiliated reinsurers for which the group has the highest recoverable balances and any reinsurer with recoverable balances exceeding 15% of the insurance group’s statutory capital and surplus, (iii) any adjustments to the group financial statements to produce the economic balance sheet (i.e., a reconciliation),

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
(iv) a list of non-insurance financial regulated entities owned by the group, and (v) particulars of qualifying members of the group as defined within the Group Rules. The annual insurance Group Statutory Financial Return must be submitted to the BMA by the Designated Insurer within five months after the financial year end (unless specifically extended).
Annual Insurance Group Capital and Solvency Return. The Regulatory Group is required to prepare an annual Insurance Group Capital and Solvency Return which includes the Group Solvency Self-Assessment (“GSSA”), Group BSCR and associated Schedules, including an annual opinion of the Group Actuary on the EBS technical provisions. The Group Capital and Solvency Return must be submitted to the BMA by the Designated Insurer within five months after the financial year end (unless specifically extended). The Designated Insurer must keep a copy of the Regulatory Group’s financial statements (together with the notes to those statements and the auditor’s report thereon), statutory financial statements and the Group Statutory Financial Return at its principal office for a period of five years.
The GSSA assesses the quality and quantity of capital required to adequately cover the risks to which the insurance group is exposed. In particular, the GSSA should, among other things, include consideration of the relationship between risk management, the quality and quantity of capital resources, the impact of risk mitigation techniques and diversification and correlation effects between material risks; describe the Regulatory Group’s risk appetite; be forward-looking; include appropriate stress and scenario testing and adequately reflect all assets and liabilities, material off-balance sheet arrangements, material intra-group transactions, sheet arrangements, material intra-group transactions, relevant managerial practices, systems and controls and a valuation basis that is aligned with the risk characteristics and business model of the group.
Quarterly Group Financial Statements. The Designated Insurer is required to file Quarterly Financial Returns for the Regulatory Group with the BMA on or before the last day of the months of May, August and November of each year. The quarterly Group Financial Return consists of (i) quarterly unaudited (consolidated) group financial statements in respect of its business for each financial quarter (which must not reflect a financial position that exceeds two months), (ii) a list and details of material intra-group transactions and risk concentrations, details surrounding all intra-group reinsurance and retrocession arrangements and other intra-group risk transfer insurance business arrangements, and details of the 10 largest exposures to unaffiliated counterparties and any other unaffiliated counterparty exposures or series of linked unaffiliated counterparty exposures exceeding 10% of the Regulatory Group’s statutory capital and surplus, (iii) Enhanced Capital Requirement ratio, (iv) Group Commercial Solvency Self-Assessment, (v) Total Quoted Bonds and Unquoted Bonds by BSCR rating, and (vi) details of the catastrophe event that occurred during the reporting period (if applicable).
Public Disclosures. All insurance groups are required to prepare and file with the BMA, and also publish on their website, a Financial Condition Report. An insurance group that does not have a website must furnish to the public a copy of the Financial Condition Report within 10 days of receipt of a request to do so made in writing. The Designated Insurer must keep copies of the financial condition report at its head office for a period of five years beginning from the filing date.
Group Minimum Solvency Margin and Group Enhanced Capital Requirement. The Regulatory Group is also required to maintain available statutory economic capital and surplus in an amount that is at least equal to or exceeds the value of its group ECR (the “Group ECR”), provided that the Group ECR shall at all times be an amount equal to or exceeding the group minimum solvency margin (the “Group MSM”). The BMA has established a group target capital level equal to 120% of Group ECR. In addition, under the tiered capital requirements, all of the Regulatory Group’s capital instruments will be classified as either basic or ancillary capital which in turn will be classified into one of three tiers based on their “loss absorbency” characteristics. Highest quality capital will be classified Tier 1 Capital, and lesser quality capital will be classified as either Tier 2 or Tier 3 Capital. A minimum threshold of Tier 1 Capital and maximum thresholds of Tier 2 and Tier 3 Capital used to satisfy the Group MSM and Group ECR requirements are specified under the rules. Under these rules, Tier 1, Tier 2 and Tier 3 Capital may, until January 1, 2026, include capital instruments that do not satisfy the requirement that the instrument be non-redeemable or settled only with the issuance of an instrument of equal or higher quality upon a breach, or if it would cause a breach, of the ECR.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Group Governance. The Group Rules require the Board of Directors of the Company (the “Parent Board”) to establish and effectively implement corporate governance policies and procedures, which must be periodically reviewed to ensure they continue to support the overall organizational strategy of the Regulatory Group. In particular, the Parent Board must:
•ensure that operational and oversight responsibilities of the group are clearly defined and documented and that the reporting of material deficiencies and fraudulent activities are transparent and devoid of conflicts of interest;
•establish systems for identifying on a risk-sensitive basis those policies and procedures that must be reviewed annually and those policies and procedures that must be reviewed at other regular intervals;
•establish a risk management and internal controls framework and ensure that it is assessed regularly and such assessment is reported to the Parent Board, the chief executive officer and senior executives;
•establish and maintain sound accounting and financial reporting procedures and practices for the Regulatory Group; and
•establish and keep under review group functions relating to actuarial, compliance, internal audit and risk management functions which must address certain specific requirements as set out in the Group Rules.
Designated Insurer Notification Obligations. The Designated Insurer must notify the BMA upon reaching a view that there is a likelihood of the Regulatory Group or any member of the Regulatory Group becoming insolvent or that a reportable “event” has, to the Designated Insurer’s knowledge, occurred or is believed to have occurred. Examples of a reportable “event” include a failure by the Regulatory Group or any member of the Regulatory Group to comply substantially with a requirement imposed upon it under the Group Rules relating to its solvency position, governance and risk management or supervisory reporting and disclosures; failure by the Designated Insurer to comply with a direction given to it under the Insurance Act in respect of the group or any of its members; a criminal conviction imposed upon any member of the Regulatory Group whether in Bermuda or abroad; material breaches of any statutory requirements by any member of the Regulatory Group located outside of Bermuda that could lead to supervisory or enforcement action by a competent authority; or a significant loss that is reasonably likely to cause the Regulatory Group to be unable to comply with its Group ECR. Within 30 days of such notification to the BMA, the Designated Insurer must furnish the BMA with a written report setting out all the particulars of the case that are available to it and within 45 days it must furnish a Regulatory Group capital and solvency return that reflects the Group ECR that has been prepared using post-loss data and unaudited interim financial statements for such period as the BMA shall require together with a declaration of solvency in respect thereof. The Designated Insurer must also notify the BMA in writing within 14 days of becoming aware that a requirement of the Group Rules conflicts with the laws of another jurisdiction where a member of the Regulatory Group operates.
The Designated Insurer is required to notify the BMA if any member of the Regulatory Group effects a material change within the meaning of the Insurance Act within 30 days of such material change taking effect. In addition, the Designated Insurer is required to give written notice to the BMA of the fact that a person has become, or ceased to be, a controller or officer of the parent company of the Regulatory Group within 45 days of becoming aware of such fact.
The following events constitute material changes that must be notified to the BMA: (i) the amalgamation with or acquisition of another firm, (ii) engaging in unrelated business that is retail business, (iii) the acquisition of a controlling interest in an undertaking that is engaged in non-insurance business which offers services and products to persons who are not affiliates, (iv) outsourcing all or substantially all of the actuarial, risk management, compliance or internal audit functions, (v) outsourcing all or a material part of underwriting activities, (vi) the transfer other than by way of reinsurance of all or substantially all of a line of business, and (vii) the expansion into a material new line of business.
If it appears to the BMA that the Designated Insurer is in breach of any provision of the Insurance Act or the Group Rules, the BMA may give the Designated Insurer such directions as appear to the BMA to be desirable for safeguarding the interests of policyholders and potential policyholders of the Regulatory Group.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Supervision, Investigation, Intervention and Disclosure. The BMA may, by notice in writing served on a registered person or a Designated Insurer, require the registered person or a Designated Insurer to provide such information and/or documentation as the BMA may reasonably require with respect to matters that are likely to be material to the performance of its supervisory functions under the Insurance Act. In addition, it may require such person’s auditor, underwriter, accountant or any other person with relevant professional skill to prepare a report on any aspect pertaining thereto. In the case of a report, the person so appointed shall immediately give the BMA written notice of any fact or matter of which he becomes aware or which indicates to him that any condition attaching to his registration under the Insurance Act is not or has not or may not be or may not have been fulfilled and that such matters are likely to be material to the performance of its functions under the Insurance Act. If it appears to the BMA to be desirable in the interests of the clients of a registered person or relevant insurance group, the BMA may also exercise these powers in relation to subsidiaries, parent companies and other affiliates of the registered person or designated insurer.
If the BMA deems it necessary to protect the interests of the policyholders or potential policyholders of an insurer or insurance group, it may appoint one or more competent persons to investigate and report on the nature, conduct or state of the insurer’s or the insurance group’s business, or any aspect thereof, or the ownership or control of the insurer or insurance group. If the person so appointed thinks it necessary for the purposes of his investigation, he may also investigate the business of any person who is, or has been at any relevant time, a member of the insurance group or of a partnership of which the person being investigated is a member. In this regard, it shall be the duty of every person who is or was a controller, officer, employee, agent, banker, auditor, accountant, barrister and attorney or insurance manager to produce to the person appointed such documentation as he may reasonably require for purposes of his investigation, and to attend and answer questions relevant to the investigation and to otherwise provide such assistance as may be necessary in connection therewith.
Where the BMA suspects that a person has failed to properly register under the Insurance Act or that a registered person or designated insurer has failed to comply with a requirement of the Insurance Act or that a person is not, or is no longer, a fit and proper person to perform functions in relation to a regulated activity, it may, by notice in writing, carry out an investigation into such person (or any other person connected thereto). In connection therewith, the BMA may require every person who is or was a controller, officer, employee, agent, banker, auditor, accountant, barrister and attorney or insurance manager to make a report and produce such documents in his care, custody and control and to attend before the BMA to answer questions relevant to the BMA’s investigation and to take such actions as the BMA may direct. The BMA may also enter any premises for the purposes of carrying out its investigation and may petition the court for a warrant if it believes a person has failed to comply with a notice served on him or there are reasonable grounds for suspecting the completeness of any information or documentation produced in response to such notice or that its directions will not be complied with or that any relevant documents would be removed, tampered with or destroyed.
If it appears to the BMA that the business of the registered insurer is being conducted in a way that there is a significant risk of the insurer becoming insolvent or being unable to meet its obligations to policyholders, or that the insurer is in breach of the Insurance Act or any conditions imposed upon its registration, or the minimum criteria stipulated in the Insurance Act is not or has not been fulfilled in respect of a registered insurer, or that a person has become a controller without providing the BMA with the appropriate notice or in contravention of a notice of objection, or the registered insurer is in breach of its ECR, or that a designated insurer is in breach of any provision of the Insurance Act or the regulations or rules applicable to it, the BMA may issue such directions as it deems desirable for safeguarding the interests of policyholders or potential policyholders of the insurer or the insurance group. The BMA may, among other things, direct an insurer, for itself and in its capacity as designated insurer of the insurance group of which it is a member, (1) not to effect further contracts of insurance, or any contract of insurance of a specified description, (2) to limit the aggregate premiums to be written by it during specified period, (3) not to vary any insurance contract if the effect would be to increase the insurer’s liabilities, (4) not to make certain investments, (5) to realize certain investments, (6) not to declare or pay any dividends or other distributions or to restrict the making of such payments, (7) not to enter into specified transactions with any specified person or persons of a specified class, (8) to provide such written particulars relating to the financial circumstances of the insurer as the BMA thinks fit, (9) (as an individual insurer only and not in its capacity as designated insurer) to obtain the opinion of a loss reserve specialist and submit it to the BMA and/or (10) to remove a controller or officer.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The BMA has the power to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance and reinsurance companies in Bermuda if it is satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities and that such cooperation is in the public interest. The grounds for disclosure by the BMA to a foreign regulatory authority without consent of the insurer are limited and the Insurance Act provides for sanctions for breach of the statutory duty of confidentiality.
Economic Substance Act. In December 2018, the Economic Substance Act 2018 (the “ESA”) came into effect in Bermuda. Under the provisions of the ESA, every Bermuda registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside of Bermuda that carries on one or more “relevant activities” referred to in the ESA, and from which it earns gross revenue, must satisfy economic substance requirements by maintaining a substantial economic presence in Bermuda. Under the ESA, insurance or holding entity activities (both as defined in the ESA and Economic Substance Regulations 2018) are relevant activities. To the extent that the ESA applies to any of our entities registered in Bermuda, we will be required to demonstrate compliance with economic substance requirements by filing an annual economic substance declaration with the Registrar of Companies in Bermuda. Any entity that must satisfy economic substance requirements but fails to do so could face automatic disclosure to competent authorities in the E.U. of the information filed by the entity with the Bermuda Registrar of Companies in connection with the economic substance requirements and may also face financial penalties, restriction or regulation of its business activities and/or may be struck off as a registered entity in Bermuda.
Cyber Code and Reporting Events. In October 2020, the BMA issued the Insurance Sector Operational Cyber Risk Management Code of Conduct (“Cyber Code”) which applies to all registered insurers, insurance managers and intermediaries (e.g., agents, brokers, insurance market place providers). The Cyber Code establishes duties, requirements, standards, procedures and principles to be complied with in relation to operational cyber risk management and is designed to promote the stable and secure management of information technology systems of regulated entities. The Cyber Code defines a cyber reporting event as being any act that results in the unauthorized access to, disruption or misuse of the electronic systems or information stored on such systems of a licensed undertaking, including any breach of security leading to the loss or unlawful destruction or unauthorized disclosure of or access to such systems or information, where (i) a cyber reporting event has the likelihood of adversely impacting policyholders or clients; (ii) an insurer has reached a view that there is a likelihood that loss of its system availability will have an adverse impact on its insurance business; (iii) an insurer has reached the view that there is a likelihood that the integrity of its information or data has been compromised and may have an adverse impact on its insurance business; (iv) an insurer has become aware that there is a likelihood that there has been unauthorized access to its information systems whereby such access would have an adverse impact on its insurance business; or (v) an event has occurred for which a notice is required to be provided to a regulatory body or governmental agency. Cyber reporting events are only reportable to the BMA where the event results in a significant adverse impact to the regulated entity’s operations, its policyholders or clients.
Certain Other Bermuda Law Considerations. All Bermuda companies must comply with the provisions of the Companies Act regulating the payment of dividends and making of distributions from contributed surplus. A company is prohibited from declaring or paying a dividend, or making a distribution out of contributed surplus, if there are reasonable grounds for believing that (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of the company’s assets would be less than its liabilities.
Under the Company’s amended and restated bye-laws, each common share is entitled to dividends if, and when, dividends are declared by the Board of Directors, subject to any preferred dividend rights of the holders of any preference shares. Issued share capital is the aggregate par value of the company’s issued shares, and the share premium account is the aggregate amount paid for issued shares over and above their par value. Share premium accounts may be reduced in certain limited circumstances. In addition, the Companies Act regulates return of capital, reduction of capital and any purchase or redemption of shares by the Company.
Although the Company is incorporated in Bermuda, it has been designated as a non-resident of Bermuda for exchange control purposes by the BMA. Pursuant to its non-resident status, the Company may engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on its ability to transfer funds

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
(other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to non-residents who are holders of its common shares in currencies other than the Bermuda dollar.
Under Bermuda law, exempted companies are companies formed for the purpose of conducting business outside Bermuda from a principal place in Bermuda. All Bermuda exempted companies are exempt from certain Bermuda laws restricting the percentage of share capital that may be held by non-Bermudians. However, exempted companies may not, without the express authorization of the Bermuda legislation or under a license or consent granted by the Bermuda Minister, participate in certain business transactions, including (i) the acquisition or holding of land in Bermuda (except that held by way of lease or tenancy agreement which is required for their business and held for a term not exceeding 50 years or which is used to provide accommodation or recreational facilities for their officers and employees and held with the consent of the Bermuda Minister, for a term not exceeding 21 years); (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of BD$50,000; (iii) the acquisition of any bonds or debentures secured by any land in Bermuda, other than bonds or debentures issued by the Bermuda government or a public authority; or (iv) the carrying on of business of any kind for which they are not licensed in Bermuda, except in certain limited circumstances such as doing business with another exempted undertaking in furtherance of their business (as the case may be) carried on outside Bermuda.
Specific permission is required from the BMA, pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of securities of Bermuda companies, other than in cases where the BMA has granted a general permission. The BMA, in its notice to the public dated June 1, 2005, has granted general permission for the issue and subsequent transfer of any securities from and/or to a non-resident of Bermuda where any equity securities of such company (which includes the Class B common shares) are listed on an appointed stock exchange, for so long as any equity securities of the company remain so listed. The NYSE has been appointed as an appointed stock exchange under Bermuda law and therefore the specific permission of the BMA is not required to be obtained prior to the issuance or transfer of the Class B common shares. Neither the BMA nor the Bermuda Registrar of Companies has reviewed or approved the Class B common shares offered hereby or passed upon the adequacy of this prospectus and no statement to the contrary, explicit or implicit, is authorized to be made in this regard.
Bermuda Work Permit Considerations. Under Bermuda law, only persons who are Bermudians, spouses of Bermudians, holders of a permanent resident’s certificate, naturalized British Overseas Territory Citizens or persons who are exempt pursuant to the Incentives for Job Makers Act 2011, as amended (“exempted persons”) may engage in gainful occupation in Bermuda without an appropriate governmental work permit. Work permits may be granted or extended by the Bermuda government upon showing that, after proper public advertisement in most cases, no Bermudian (or otherwise exempted person) is available who meets the minimum standard requirements for the advertised position. A waiver from advertising is automatically granted in respect of any chief executive officer position and other chief officer positions. Waivers from advertising can also be granted where the applicant is uniquely qualified, the position would not exist in Bermuda if not for the expatriate, the success of the business would be detrimentally affected if the applicant were to leave the business or the expatriate is integral and key to income generation by brokering deals or attracting/retaining clients.
Bermuda Data Protection Legislation. The Personal Information Protection Act 2016 (“PIPA”) is the principal Bermuda legislation regulating the right to personal information privacy. Although PIPA was passed on July 27, 2016, the sections that are currently in effect are limited to those that relate to the establishment and appointment of the privacy commissioner (“Privacy Commissioner”), the hiring of the Privacy Commissioner’s staff, and the general authority of the Privacy Commissioner to inform the public about PIPA. Following the Privacy Commissioner’s appointment, effective January 20, 2020, the Privacy Commissioner’s office has begun communications with the public and stakeholders regarding full implementation of PIPA. On October 30, 2020, the Privacy Commissioner issued guidance regarding privacy safeguarding of personal information by public companies; however, PIPA’s remaining provisions have not been fully implemented and regulations under PIPA have not yet been provided. The Privacy Commissioner has recommended that organizations in Bermuda start to conduct data due diligence across their existing business lines as a first stage towards PIPA compliance and, whilst the effective date has not yet been announced, it is currently anticipated to be announced this year and the Privacy Commissioner has recommended to the Bermuda Government that a period of six to nine months between announcement and the effective date of PIPA be granted to allow adequate time to prepare.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
U.S. Insurance Regulation
State Regulation
Our U.S. insurance subsidiaries are subject to extensive regulation and supervision by their state of domicile, as well as those states in which they do business. The purpose of such regulation and supervision is primarily to provide safeguards for policyholders, rather than to protect the interests of shareholders. The insurance laws of the various states establish regulatory agencies with broad administrative powers, including the power to grant or revoke operating licenses and regulate trade practices, investments, premium rates, deposits of securities, the form and content of financial statements and insurance policies, dividend limitations, cancellation and non-renewal of policies, accounting practices and the maintenance of specified reserves and capital for the protection of policyholders.
The payment of dividends by our subsidiaries to us is limited by statute. In general, the laws and regulations applicable to our domestic insurance subsidiaries limit the aggregate amount of dividends or other distributions that they may declare or pay within any 12-month period without advance regulatory approval.
Premium rate regulation varies greatly among jurisdictions and lines of insurance. In most states in which our subsidiaries write insurance, premium rates for the various lines of insurance are subject to either prior approval or limited review upon implementation. States require rates for property-casualty insurance that are adequate, not excessive, and not unfairly discriminatory.
Our insurance subsidiaries are required to file quarterly and annual reports with the appropriate regulatory agency in its state of domicile and with the NAIC based on applicable statutory regulations, which differ from U.S. generally accepted accounting principles. Their business and accounts are subject to examination by such agencies at any time.
Many jurisdictions have laws and regulations that limit an insurer’s ability to withdraw from a particular market. For example, states may limit an insurer’s ability to cancel or non-renew policies. Furthermore, certain states prohibit an insurer from withdrawing one or more lines of business from the states, except pursuant to a plan approved by the state insurance department. Laws and regulations that limit cancellation and non-renewal and that subject program withdrawals to prior approval requirements may restrict our ability to exit unprofitable marketplaces in a timely manner.
State laws governing insurance holding companies and insurance companies also impose standards on certain transactions between related companies, which include, among other requirements, that all transactions be fair and reasonable, that an insurer’s surplus as regards policyholders be reasonable and adequate in relation to its liabilities and that expenses and payments be allocated to the appropriate party in accordance with customary accounting practices. These transactions between related companies include transfers of assets, loans, reinsurance agreements, service agreements, certain dividend payments by the insurance companies and certain other material transactions. In 2012, the NAIC adopted the NAIC Amendments. The NAIC Amendments, when adopted by the various states, are designed to respond to perceived gaps in the regulation of insurance holding company systems in the United States. One of the major changes is a requirement that an insurance holding company system’s ultimate controlling person submit annually to its lead state insurance regulator an “enterprise risk report” that identifies activities, circumstances or events involving one or more affiliates of an insurer that, if not remedied properly, are likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole. Other changes include requiring a controlling person to submit prior notice to its domiciliary insurance regulator of its divestiture of control, having detailed minimum requirements for cost sharing and management agreements between an insurer and its affiliates and expanding of the agreements between an insurer and its affiliates to be filed with its domiciliary insurance regulator. In addition, in 2012 the NAIC adopted the Own Risk and Solvency Assessment (“ORSA”) Model Act. The ORSA Model Act, when adopted by the various states, will require an insurance holding company system’s Chief Risk Officer to submit at least annually to its lead state insurance regulator the ORSA. The ORSA is a confidential internal assessment appropriate to the nature, scale and complexity of an insurer, conducted by that insurer of the material and relevant risks identified by the insurer associated with an insurer’s current business plan and the sufficiency of capital resources to support those risks.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
The insurance holding company laws and regulations of the states in which our insurance companies are domiciled also generally require that before a person can acquire direct or indirect control, and in some cases prior to divesting its control, of an insurer domiciled in the state, prior written approval must be obtained from the insurer’s domiciliary state insurance regulator. Pursuant to applicable laws and regulations, “control” over an insurer is generally presumed to exist if any person, directly or indirectly, owns, controls, holds the power to vote or holds proxies representing, 10% or more of the voting securities of that insurer. Indirect ownership includes ownership of the Company’s common shares.
Under state insurance guaranty fund laws, insurance companies doing business in a state can be assessed for certain obligations of insolvent insurance companies to such insolvent companies’ policyholders and claimants. Maximum assessments allowed in any one year generally vary between 1% and 2% of annual premiums written in that state, but it is possible that caps on such assessments could be raised if there are numerous or large insolvencies. In most states, guaranty fund assessments are recoverable either through future policy surcharges or offsets to state premium tax liabilities.
The admitted market is subject to more state regulation than the E&S market, particularly with regard to rate and form filing requirements, restrictions on the ability to exit lines of business, premium tax payments and membership in various state associations, such as guaranty funds. Some states have deregulated their commercial insurance markets. We cannot predict the effect that further deregulation would have on our business, financial condition or results of operations.
The state insurance regulators utilize a risk-based capital model to help assess the capital adequacy of insurance companies and identify insurers that are in, or are perceived as approaching, financial difficulty. This model establishes minimum capital needs based on the risks applicable to the operations of the individual insurer. The risk-based capital requirements for property-casualty insurance companies measure three major areas of risk: asset risk, credit risk and underwriting risk. Companies having less statutory surplus than required by the risk-based capital requirements are subject to varying degrees of regulatory scrutiny and intervention, depending on the severity of the inadequacy.
From time to time, states consider and/or enact laws that may alter or increase state authority to regulate insurance companies and insurance holding companies. States also consider and/or enact laws that impact the competitive environment and marketplace for property-casualty insurance.
Federal Regulation
The U.S. federal government generally has not directly regulated the insurance industry except for certain areas of the market, such as insurance for flood, nuclear and terrorism risks. However, the federal government has undertaken initiatives or considered legislation in several areas that may impact the insurance industry, including tort reform, corporate governance and the taxation of reinsurance companies. The Dodd-Frank Act of 2010 established the Federal Insurance Office which is authorized to study, monitor and report to U.S. Congress on the insurance industry and to recommend that the Financial Stability Oversight Council designate an insurer as an entity posing risks to U.S. financial stability in the event of the insurer’s material financial distress or failure. The Federal Insurance Office issued a report on alternatives to modernize and improve the system of insurance regulation in the United States, including by increasing national uniformity through either a federal charter or effective action by the states. Changes to federal legislation and administrative policies in several areas, including changes in federal taxation, can also significantly impact the insurance industry and us.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
CERTAIN TAX CONSIDERATIONS
The following summary of the taxation of the Company and certain of its shareholders is based upon current U.S. and Bermuda law and is for general information only. Legislative, judicial or administrative changes may be forthcoming that could affect this summary. Prospective investors should consult their own tax advisors with respect to their particular circumstances.
United States
The following legal discussion (including and subject to the matters and qualifications set forth in such summary) is based upon the advice of Willkie Farr & Gallagher LLP. The advice of such firm does not include any factual or accounting matters, determinations or conclusions, including amounts and computations of RPII and amounts of components thereof or facts relating to the Company’s business or activities. The tax treatment of a holder of Class B common shares, or of a person treated as a holder of Class B common shares for U.S. federal income, state, local or non-U.S. tax purposes, may vary depending on the holder’s particular tax situation. Statements contained herein as to the beliefs, expectations and conditions of HIG and its subsidiaries as to the application of such tax laws or facts represent the view of management as to the application of such laws and do not represent the opinions of counsel.
PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF OWNING CLASS B COMMON SHARES.
U.S. Tax Reform
The 2017 Act included certain provisions intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States, but have certain U.S. connections, and U.S. Persons (as defined below) investing in such companies. Among other things, the 2017 Act revised the rules applicable to PFICs and CFCs in ways that could affect the timing or amount of U.S. federal income taxes imposed on certain investors that are U.S. Persons, and the BEAT that could make affiliate reinsurance between U.S. taxpaying and other non-U.S. members of the Company economically unfeasible. Further, it is possible that other legislation could be introduced and enacted by the current Congress or future Congresses that could have an adverse impact on the Company, the Company’s operations, or U.S. Holders. Additionally, tax laws and interpretations regarding whether a company is engaged in a U.S. trade or business or whether a company is a CFC or a PFIC or has RPII are subject to change, possibly on a retroactive basis. The U.S. Treasury Department recently issued final and proposed regulations intended to clarify the application of the insurance income exception to the classification of a non-U.S. insurer as a PFIC and provide guidance on a range of issues relating to PFICs, and recently issued proposed regulations that would expand the scope of the RPII rules. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming as well. The Company cannot be certain if, when, or in what form such regulations or pronouncements may be provided and whether such guidance will have a retroactive effect.
Taxation of HIG and its Non-U.S. Subsidiaries
The following discussion is a summary of material U.S. federal income tax considerations relating to the Company’s operations. A non-U.S. corporation that is engaged in the conduct of a U.S. trade or business will be subject to U.S. federal income tax as described below, unless entitled to the benefits of an applicable tax treaty. Whether a trade or business is being conducted in the United States is an inherently factual determination. Because the Code, regulations and court decisions fail to definitively identify activities that constitute being engaged in a trade or business in the United States, the Company cannot be certain that the IRS will not contend successfully that, in addition to the Designated Corporate Members and HIDAC (each as defined and discussed below), HIG or any of its non-U.S. subsidiaries are or will be engaged in a trade or business in the United States. A non-U.S. corporation deemed to be so engaged would be subject to U.S. income tax at regular corporate rates, as well as the branch profits tax, on its income which is treated as effectively connected with the conduct of that trade or business unless the corporation is entitled to relief under the permanent establishment provision of an applicable tax treaty, as discussed below. Such income tax on effectively connected income, if imposed, would be computed in a manner generally

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
analogous to that applied to the income of a U.S. corporation, except that a non-U.S. corporation is generally entitled to deductions and credits only if it timely files a U.S. federal income tax return. Each of HIG and its non-U.S. subsidiaries, other than the Designated Corporate Members and HIDAC, generally file protective U.S. federal income tax returns on a timely basis in order to preserve the right to claim income tax deductions and credits if it is ever determined that it is subject to U.S. federal income tax. The highest marginal federal income tax rates currently are 21% for a corporation’s effectively connected income and 30% for the additional “branch profits” tax. In addition, certain corporations with effectively connected income may be subject to a corporate alternative minimum tax of 15% of the corporation’s adjusted financial statement income.
If Hamilton Re is entitled to the benefits under the income tax treaty between Bermuda and the United States (the “Bermuda Treaty”), it would not be subject to U.S. income tax on any income found to be effectively connected with a U.S. trade or business unless that trade or business is conducted through a permanent establishment in the United States. Similarly, if HIG’s U.K. subsidiaries or HIG’s Irish subsidiaries are entitled to the benefits under the U.S. income tax treaty with the United Kingdom (the “U.K. Treaty”) or Ireland (the “Irish Treaty”), respectively (each discussed below), they would not be subject to U.S. income tax on any income found to be effectively connected with U.S. trade or business unless that trade or business is conducted through a permanent establishment in the United States. Except as provided below in “Taxation of the Designated Corporate Members” and “Taxation of HIDAC,” HIG and each of its non-U.S. subsidiaries currently intend to conduct their activities so that they do not have a permanent establishment in the United States, although the Company cannot be certain that this result will be achieved.
An insurance enterprise resident in Bermuda generally will be entitled to the benefits of the Bermuda Treaty if (i) more than 50% of its shares are owned beneficially, directly or indirectly, by individual residents of the United States or Bermuda or U.S. citizens; and (ii) its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities of, persons who are neither residents of either the United States. or Bermuda nor U.S. citizens; or (iii) the principal class of its shares is listed or admitted to dealings on certain recognized stock exchanges and there is substantial and regular trading on a recognized stock exchange. No regulations interpreting the Bermuda Treaty have been issued. The Company cannot be certain that Hamilton Re will be eligible for Bermuda Treaty benefits because of factual and legal uncertainties regarding the residency and citizenship of HIG’s shareholders. Accordingly, Hamilton Re. intends to conduct substantially all of its operations outside the United States and to limit its U.S. contacts so that it would not be treated as engaged in the conduct of a trade or business in the United States.
Under the U.K. Treaty, a U.K. resident company is entitled to the benefits of the treaty only if certain requirements can be satisfied, for example where: (i)(a) such company is owned more than 50%, by vote and by value, by “qualified persons” (broadly speaking, certain U.S. and U.K. tax residents) during a requisite portion of the relevant taxable period, and (b) less than 50% of such company’s gross income for the relevant taxable period is paid or accrued directly or indirectly to persons who are not “qualified persons” or U.S. citizens to residents in the form of payments that are deductible for purposes of the jurisdiction of such person’s residence, or (ii) such company is engaged in the active conduct of a trade or business in the United Kingdom and the income, profit or gain derived from the United States is derived in connection with, or is incidental to, that trade or business, and the company satisfies certain other conditions. The Company cannot be certain that its U.K. subsidiaries will be eligible for U.K. Treaty benefits. If each of HIG’s U.K. subsidiaries qualifies for treaty benefits, each U.K. subsidiary should be subject to U.S. federal income tax on its income found to be effectively connected with a U.S. trade or business only if such income is attributable to the conduct of a trade or business carried on through a permanent establishment in the United States. The U.K. subsidiaries intend to conduct their activities in a manner so that none of them should have a permanent establishment in the United States, although the Company cannot be certain that they will achieve this result.
Under the Irish Treaty, an Irish resident company is entitled to the benefits of the treaty only if certain requirements, similar to those under the U.K. Treaty, can be satisfied. The Company cannot be certain that HIG’s Irish subsidiaries will be eligible for Irish Treaty benefits. If each of HIG’s Irish subsidiaries qualify for treaty benefits, such Irish subsidiaries should be subject to U.S. federal income tax on its income found to be effectively connected with a U.S. trade or business only if such income is attributable to the conduct of a trade or business carried on through a permanent establishment in the United States. Except as provided below in “Taxation of

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
HIDAC,” the Irish subsidiaries intend to conduct their activities in a manner so that none of them should have a permanent establishment in the United States, although the Company cannot be certain that they will achieve this result.
Under both the U.K. Treaty and Irish Treaty, the additional U.S. branch profits tax may be imposed at a rate of up to five percent (5%) absent an applicable exception to the extent a U.K. resident company or Irish resident company, as applicable, has a permanent establishment in the United States.
Non-U.S. insurance companies carrying on an insurance business within the United States have a certain minimum amount of effectively connected net investment income, determined in accordance with a formula that depends, in part, on the amount of U.S. risk insured or reinsured by such companies. If HIG or its non-U.S. insurance subsidiaries are considered to be engaged in the conduct of an insurance business in the United States and they are not entitled to the benefits of an income tax treaty with the United States in general, the Code could subject a significant portion of its or such subsidiaries’ investment income to U.S. income tax. In addition, while the Bermuda Treaty clearly applies to premium income, it is uncertain whether the Bermuda Treaty applies to other income such as investment income. If Hamilton Re is considered engaged in the conduct of an insurance business in the United States and is entitled to the benefits of the Bermuda Treaty in general, but the Bermuda Treaty is interpreted to not apply to investment income, a significant portion of Hamilton Re’s investment income could be subject to U.S. income tax.
Non-U.S. corporations not engaged in a trade or business in the United States are nonetheless subject to U.S. income tax imposed by withholding on certain “fixed or determinable annual or periodic gains, profits and income” derived from sources within the United States (such as dividends and certain interest on investments), subject to potential exemption under the Code or reduction by applicable treaties. Generally under both the U.K. Treaty and the Irish Treaty the withholding rate is reduced (i) on dividends from less than ten percent (10%) owned corporations to 15%; (ii) on dividends from 10% or more owned corporations to five percent (5%) (and is eliminated in some cases under the U.K. Treaty); and (iii) on interest to zero percent (0%). The Bermuda Treaty does not reduce the U.S. withholding rate on U.S.-sourced investment income.
The United States also imposes FET on insurance premiums paid to non-U.S. insurers with respect to (i) risks of a U.S. entity or individual, located wholly or partly within the United States and (ii) risks of a non-U.S. entity or individual engaged in trade or business in the United States, located within the United States (“U.S. Situs Risks”) and on reinsurance premiums for any reinsurance policy covering any such risks. The rates of FET applicable to premiums paid are four percent (4%) for direct property and casualty insurance premiums and one percent (1%) for reinsurance premiums or life insurance premiums, subject to elimination pursuant to a U.S. income tax treaty. The U.K. Treaty provides for the elimination of the FET on insurance or reinsurance premiums paid to U.K. residents, otherwise entitled to the benefits of the treaty, with respect to U.S. Situs Risks, provided that the U.K. resident does not cede the risks in a transaction characterized as part of a conduit arrangement for purposes of the U.K. Treaty. If HIG’s U.K. subsidiaries are entitled to the benefit of the FET exemption in the U.K. Treaty, but cedes business with respect to U.S. Situs Risks in transactions that are characterized as conduit arrangements for purposes of the U.K. Treaty, such subsidiaries would not be entitled to the U.K. Treaty FET exemption with respect to these U.S. Situs Risks. The Irish Treaty provides for an elimination of the FET on insurance or reinsurance premiums paid to Irish residents, provided that such insured or reinsured risks are not subsequently ceded to a country with a treaty providing for a similar exemption. The Bermuda Treaty does not eliminate the FET on premiums ceded to Bermuda residents with respect to U.S. Situs Risks. The FET does not apply to amounts which are effectively connected with the conduct of a trade or business within the United States unless such amount is exempt pursuant to a treaty obligation of the United States with respect to a non-U.S. corporation. The FET is not applicable to reinsurance cessions or retrocessions of risks by non-U.S. insurers or reinsurers to non-U.S. reinsurers where the FET has been paid on a prior cession of the same risk.
Taxation of the Designated Corporate Members
HIG indirectly invests in Hamilton Corporate Member Limited and Hamilton Corporate Member IV Limited (the “Designated Corporate Members”), each of which will be subject to U.S. federal income tax. The Designated Corporate Members are each a member of Lloyd’s and are subject to a closing agreement between Lloyd’s and the

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
IRS (the “Closing Agreement”). Pursuant to the terms of the Closing Agreement, all members of Lloyd’s, including the Designated Corporate Members, are subject to U.S. federal income taxation. The Closing Agreement provides rules for determining the income considered to be attributable to a permanent establishment or U.S. trade or business. The application of the FET to the Designated Corporate Members is determined pursuant to a separate closing agreement between Lloyd’s and the IRS.
Taxation of HIDAC
HIG indirectly invests in HIDAC to access certain types of reinsurance transactions. For tax purposes, HIDAC intends to take the position that it is entitled to the benefits of the Irish Treaty and that it is engaged in the conduct of a U.S. trade or business through a permanent establishment in the United States, although because of factual and legal uncertainties regarding the residency and citizenship of HIG’s shareholders it cannot be certain that HIDAC will be eligible for Irish Treaty benefits. As such, the business profits attributable to the U.S. permanent establishment of HIDAC would be subject to U.S. federal corporate income tax at the regular U.S. corporate income tax rates and, pursuant to the terms of the Irish Treaty, if applicable, a reduced U.S. branch profits tax rate. No assurance may be given that HIDAC will be entitled to the benefits of the Irish Treaty. If HIDAC is not entitled to the benefits of the Irish Treaty, more of its U.S.-source income may be subject to U.S. corporate income tax and the U.S. branch profits tax would be imposed at the rate provided in the Code.
Separate and distinct to its U.S. permanent establishment, HIDAC also may generate U.S.-source income not attributable to its permanent establishment (“non-permanent establishment activities”). This income may be subject to U.S. withholding tax at the applicable rate. In this regard, to the extent that HIDAC is entitled to the benefits of the Irish Treaty, withholding tax or FET should be restricted to the relevant rate as set out therein. However, as noted above, there are no assurances that HIDAC will be entitled to the benefits of the Irish Treaty and, if they are not so entitled, the withholding tax or FET would be imposed at the rate provided in the Code.
Taxation of the U.S. Subsidiaries
HIG’s U.S. subsidiaries are expected to conduct their operations primarily in the United States. HIG’s U.S. subsidiaries will be subject to U.S. federal income tax at a rate of 21%. If Hamilton UK Holdings II Limited is entitled to the benefits of the U.K. Treaty, as discussed above, the withholding rate on dividends paid by the U.S. subsidiaries to Hamilton UK Holdings II will be reduced to 5%, and interest paid to Hamilton UK Holdings II will not be subject to U.S. FET or U.S. federal income tax withholding. Hamilton Re and Hamilton ILS have entered into an arrangement pursuant to which certain U.S. insured risks are written on the books of Hamilton Re and the parties have filed an election with the IRS to treat the arrangement, Hamilton Re US, as a separate U.S. corporation for U.S. federal income taxation that is subject to U.S. taxation, rather than a branch of Hamilton Re. Dividends paid to Hamilton Re and Hamilton ILS are subject to a 30% withholding tax rate. However, the expectation is that all earnings will be retained, and no dividends will be paid.
Taxation of the Shareholders
The following summary sets forth the material U.S. federal income tax considerations related to the purchase, ownership and disposition of the Class B common shares sold in this offering. Unless otherwise stated, this summary deals only with U.S. Holders who hold their Class B common shares as capital assets within the meaning of Section 1221 of the Code. The following discussion is only a discussion of the material U.S. federal income tax matters as described herein and does not purport to address all of the U.S. federal income tax consequences that may be relevant to a particular shareholder in light of such shareholder’s specific circumstances. In addition, the following summary does not address the U.S. federal income tax consequences that may be relevant to special classes of shareholders, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers or traders in securities, tax-exempt organizations, U.S. expatriates, individual retirement accounts or other tax-deferred accounts, investors in pass through entities, persons who are considered with respect to HIG or its subsidiaries as “United States shareholders” for purposes of the CFC rules of the Code (generally, a U.S. Person, as defined below, who owns or is deemed to own 10% or more of the total combined voting power of all classes of HIG’s or its subsidiaries’ shares entitled to vote, or 10% or more of the value of all classes of HIG’s or its subsidiaries’ shares (that is, 10% U.S. Shareholders)), U.S. accrual method taxpayers subject

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
to special tax accounting rules as a result of any item of gross income with respect to the Class B common shares being taken into account in an applicable financial statements (as described in Section 451(b) of the Code), persons subject to the alternative minimum tax or persons who hold their shares as part of a hedging or conversion transaction or as part of a short- sale or straddle or in currency other than the U.S. dollar, who may be subject to special rules or treatment under the Code. This discussion is based upon the Code, the Treasury Regulations promulgated thereunder and any relevant administrative rulings or pronouncements or judicial decisions, all as in effect on the date hereof and as currently interpreted and does not take into account possible changes in such tax laws or interpretations thereof, which may apply retroactively. This discussion does not include any description of the tax laws of any state or local governments within the U.S. or of any non-U.S. government. Persons considering making an investment in the Class B common shares should consult their own tax advisors concerning the application of the U.S. federal tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction, prior to making such investment.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Class B common shares, the tax treatment of the partners will generally depend on the status of the partner and the activities of the partnership. If a potential investor in Class B common shares is such a partnership or a partner of such a partnership, it should consult its tax advisors.
Taxation of Distributions
Subject to the discussion below regarding PFICs, CFCs and RPII, cash distributions paid with respect to the Class B common shares will constitute ordinary dividend income to the extent paid out of HIG’s current or accumulated earnings and profits (as determined using U.S. federal income tax principles), and the U.S. Holders generally will be subject to U.S. federal income tax upon its receipt of such dividends. If the holder is not a corporation or an entity treated as a corporation under U.S. federal income tax law, dividends paid to it will generally be taxable at the rate applicable for long-term capital gains (at a maximum rate of 20% currently) if: (1) the dividends constitute “qualified dividend income,” and (2) it holds the Class B common shares for more than 60 days out of the 121-day period that begins 60 days before the ex-dividend date and meets other holding period requirements. Any dividends paid on the Class B common shares generally will be “qualified dividend income,” provided that: (i) the Class B common shares are readily tradeable on an established securities market in the United States in the year in which the shareholder receives the dividend, and (ii) HIG is not considered to be a PFIC in either the year of the distribution or the preceding taxable year. Under current U.S. Treasury Department guidance, the Class B common shares would be treated as readily tradeable on an established securities market if they are listed on the NYSE, as we intend the Class B common shares to be after this offering. However, there can be no assurance that our Class B common shares will continue to be listed on the NYSE or that HIG will not be treated as a PFIC for any taxable year. Dividends paid on the Class B common shares to a corporate shareholder generally will not be eligible for the dividends received deduction.
Classification of HIG or its Non-U.S. Subsidiaries as Controlled Foreign Corporations
Each 10% U.S. Shareholder (as defined below) of a non-U.S. corporation that is a CFC at any time during a taxable year and that owns shares in the non-U.S. corporation, directly or indirectly through non-U.S. entities, on the last day of the non-U.S. corporation’s taxable year on which it is a CFC must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income” and GILTI, even if the subpart F income or GILTI is not distributed. “Subpart F income” of a non-U.S. insurance corporation typically includes foreign personal holding company income (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income), and GILTI is generally business income of the CFC (other than Subpart F income and certain other categories of income) reduced by 10% of the adjusted tax basis of the CFC’s depreciable tangible personal property (based on a computation that generally aggregates all of a 10% U.S. Shareholder’s GILTI from its investments in CFCs) that is potentially subject to further reductions depending on the nature of the applicable 10% U.S. Shareholder. The amount of any subpart F income inclusion would be limited by such 10% U.S. Shareholder’s share of the CFC’s current-year earnings and profits as reduced by the 10% U.S. Shareholder’s share, if any, of certain prior-year deficits in earnings and profits, and a 10% U.S. Shareholder recognizing subpart F or GILTI income would increase the basis in its shares by the amount of subpart F or GILTI income included in income. Amounts distributed out of previously taxed subpart F or GILTI

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
income would be excluded from the 10% U.S. Shareholder’s income, and the 10% U.S. Shareholder’s basis in the shares would be reduced by the amount so excluded. In addition, as discussed below, gain recognized by a 10% U.S. Shareholder on the sale of stock of a CFC will be re-characterized as a dividend and taxed as ordinary income rather than as capital gain to the extent of the 10% U.S. Shareholder’s share of the CFC’s earnings and profits. Such dividend income would not be eligible for the reduced rate of tax on qualified dividends.
A non-U.S. corporation is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of Code Section 958(b) (that is, “constructively”)) more than 50% of the total combined voting power of all classes of voting stock of such non-U.S. corporation, or more than 50% of the total value of all stock of such corporation. For purposes of taking into account insurance income, a CFC also includes a non-U.S. insurance company in which more than 25% of the total combined voting power of all classes of stock or more than 25% of the total value of all stock is owned by 10% U.S. Shareholders on any day of the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance or annuity contracts (other than certain insurance- or reinsurance-related to same country risks written by certain insurance companies) exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks. A “10% U.S. Shareholder” is a U.S. Person who owns (directly, indirectly through non-U.S. entities or constructively) at least 10% of the total combined voting power of all classes of stock entitled to vote or 10% of the value of the non-U.S. corporation. The 2017 Act expanded the definition of 10% U.S. Shareholder to include ownership by value (rather than just vote), so provisions in a company’s organizational documents that cut back voting power to potentially avoid 10% U.S. Shareholder status will no longer mitigate the risk of 10% U.S. Shareholder status.
The Company believes that because of the anticipated dispersion of HIG’s share ownership, no U.S. Person who owns the Class B common shares of HIG directly or indirectly through one or more non-U.S. entities should be treated as owning (directly, indirectly through non-U.S. entities, or constructively) 10% or more of the total voting power or value of all classes of shares of HIG or any of its non-U.S. subsidiaries. However, HIG’s shares may not be as widely dispersed as the Company believes due to, for example, the application of certain ownership attribution rules, and no assurance may be given that a U.S. Person who owns HIG’s shares will not be characterized as a 10% U.S. Shareholder.
The RPII CFC Provisions
The following discussion generally is applicable only if RPII shareholders are treated as owning (directly, indirectly through non-U.S. entities or constructively) 25% or more of the shares of HIG by vote or value and neither the 20% Gross Income Exception nor the 20% Ownership Exception (as such terms are defined below) is met for a taxable year. Although the Company cannot be certain, it believes that each of HIG’s non-U.S. insurance subsidiaries should meet either the 20% Ownership Exception or the 20% Gross Income Exception for each taxable year for the foreseeable future.
RPII is any “insurance income” (as defined below) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is an “RPII shareholder” (as defined below) or a “related person” (as defined below) to such RPII shareholder. In general, and subject to certain limitations, “insurance income” is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract which would be taxed under the portions of the Code relating to insurance companies if the income were the income of a U.S. insurance company. For purposes of inclusion of the RPII of a non-U.S. insurance subsidiary of HIG in the income of RPII shareholders, unless an exception applies, the term “RPII shareholder” means any U.S. Person who owns (directly or indirectly through non-U.S. entities) any amount of HIG’s shares. Generally, the term “related person” for this purpose means someone who controls or is controlled by the RPII shareholder or someone who is controlled by the same person or persons which control the RPII shareholder. Control is measured by either more than 50% in value or more than 50% in voting power of stock applying certain constructive ownership principles. A corporation’s pension plan is ordinarily not a “related person” with respect to the corporation unless the pension plan owns, directly or indirectly through the application of certain constructive ownership rules, more than 50% measured by vote or value, of the stock of the corporation.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
RPII Exceptions
The special RPII rules do not apply to each non-U.S. insurance subsidiary of HIG for a taxable year if (i) the 20% Ownership Exception”); (ii) the 20% Gross Income Exception; (iii) the non-U.S. insurance subsidiary elects to be taxed on its RPII as if the RPII were effectively connected with the conduct of a U.S. trade or business, and to waive all treaty benefits with respect to RPII and meet certain other requirements; or (iv) the non-U.S. insurance subsidiary elects to be treated as a U.S. corporation and waives all treaty benefits and meets certain other requirements. No non-U.S. insurance subsidiary of HIG intends to make either of these elections. Where none of these exceptions applies to a non-U.S. insurance subsidiary, each U.S. Person owning (directly or indirectly through non-U.S. entities) any shares in HIG (and therefore, indirectly, the non-U.S. insurance subsidiary) on the last day of such company’s taxable year will be required to include in its gross income for U.S. federal income tax purposes its share of the RPII of the non-U.S. insurance subsidiary for the portion of the taxable year during which the non-U.S. insurance subsidiary was a CFC under the RPII provisions, determined as if all such RPII were distributed proportionately only to such U.S. Persons at that date, but limited by each such U.S. Person’s share of HIG’s current-year earnings and profits as reduced by the U.S. Person’s share, if any, of certain prior-year deficits in earnings and profits. Each non-U.S. insurance subsidiary of HIG intends to operate in a manner that is intended to ensure that it qualifies for the 20% Gross Income Exception or 20% Ownership Exception. However, it is possible that they will not be successful in qualifying under these exceptions because some of the factors which determine the extent of RPII may be beyond the Company’s control.
Computation of RPII
In order to determine how much RPII a non-U.S. insurance subsidiary of HIG has earned in each taxable year, each non-U.S. insurance subsidiary may obtain and rely upon information from its insureds and reinsureds to determine whether any of the insureds, reinsureds or persons related thereto own (directly or indirectly through non-U.S. entities) shares of HIG and are U.S. Persons. A non-U.S. insurance subsidiary of HIG may not be able to determine whether any of their underlying direct or indirect insureds are shareholders or related persons to such shareholders, and, consequently, may not be able to determine accurately the gross amount of RPII earned by it in a given taxable year. For any year in which the 20% Gross Income Exception and the 20% Ownership Exception do not apply, the Company may also seek information from its shareholders as to whether beneficial owners of shares at the end of the year are U.S. Persons so that the RPII may be determined and apportioned among such persons; to the extent the Company is unable to determine whether a beneficial owner of shares is a U.S. Person, the Company may assume that such owner is not a U.S. Person, thereby increasing the per share RPII amount for all known RPII shareholders.
If, as expected, for each taxable year each non-U.S. insurance subsidiary of HIG meets the 20% Gross Income Exception or 20% Ownership Exception, RPII shareholders will not be required to include RPII in their taxable income. The amount of RPII includable in the income of an RPII shareholder is based upon the net RPII income for the year after deducting related expenses such as losses, loss reserves and operating expenses.
Apportionment of RPII to U.S. Holders
Every RPII shareholder who owns shares on the last day of any taxable year of HIG in which both the 20% Ownership Exception and the 20% Gross Income Exception do not apply to a non-U.S. insurance subsidiary of HIG should expect that for such year it will be required to include in gross income its share of such subsidiary’s RPII for the portion of the taxable year during which the non-U.S. insurance subsidiary was a CFC under the RPII provisions, whether or not distributed, even though such shareholder may not have owned the shares throughout such period. An RPII shareholder who owns shares during such taxable year but not on the last day of the taxable year is not required to include in gross income any part of the RPII of a non-U.S. insurance subsidiary of HIG.
Basis Adjustments
An RPII shareholder’s tax basis in its shares will be increased by the amount of any RPII that such shareholder includes in income. The RPII shareholder may exclude from income the amount of any distributions by HIG out of previously taxed RPII income. The RPII shareholder’s tax basis in its shares will be reduced by the amount of such distributions that are excluded from income.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Uncertainty as to Application of RPII
The RPII provisions have never been interpreted by the courts or the U.S. Treasury Department in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. Accordingly, the meaning of the RPII provisions and the application thereof to a non-U.S. insurance subsidiary of HIG is uncertain. In addition, the Company cannot be certain that the amount of RPII or the amounts of the RPII inclusions for any particular RPII shareholder, if any, will not be subject to adjustment based upon subsequent IRS examination. Further, recently proposed regulations could, if finalized in their current form, substantially expand the definition of RPII to include insurance income of our non-U.S. subsidiaries with respect to certain affiliate reinsurance transactions. If these proposed regulations are finalized in their current form, it could limit the Company’s ability to execute affiliate reinsurance transactions that would otherwise be undertaken for non-tax business reasons in the future and could increase the risk that the 20% Gross Income Exception would not be met for one or more of HIG’s non-U.S. subsidiaries in a particular taxable year, which could result in such RPII being taxable to U.S. Persons that own or are treated as owning Class B common shares directly or indirectly through non-U.S. entities. U.S. Persons owning or treated as owning Class B common shares should consult their tax advisors as to the effect of these uncertainties.
Information Reporting
Under certain circumstances, U.S. Persons owning shares in a non-U.S. corporation are required to file IRS Form 5471 with their U.S. federal income tax returns. Generally, information reporting on IRS Form 5471 (Information Return of U.S. Persons with respect to Certain Foreign Corporations) is required by (i) a person who is treated as an RPII shareholder; (ii) a 10% U.S. Shareholder of a non-U.S. corporation that is a CFC at any time during any tax year of the non-U.S. corporation and who owned the stock on the last day of that year; and (iii) under certain circumstances, a U.S. Person who acquires stock in a non-U.S. corporation and as a result thereof owns 10% or more of the voting power or value of such non-U.S. corporation, whether or not such non-U.S. corporation is a CFC. The Company will provide to all U.S. Persons registered as shareholders of its shares the relevant information necessary to complete IRS Form 5471 in the event the Company determines this is necessary. Failure to file IRS Form 5471 may result in penalties.
U.S. Holders should consider their possible obligation to file FinCEN Form 114, Report of Foreign Bank and Financial Accounts, with respect to the Class B common shares. Additionally, such U.S. Holders should consider their possible obligations to annually report certain information with respect to the Form with their U.S. federal income tax returns. Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the Class B common shares) are required to report information (on IRS Form 8938) relating to such assets, subject to certain exceptions (including an exception for Class B common shares held in accounts maintained by certain financial institutions). U.S. Holders who fail to report the required information could be subject to substantial penalties, and, in such circumstances, the statute of limitations for assessment of tax could be suspended, in whole or part. Shareholders should consult their tax advisors with respect to these or any other reporting requirements which may apply with respect to their purchase, holding and sale of the Class B common shares.
Certain shareholders may be required to file an IRS Form 926 (Return of a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property, including cash, to HIG. Substantial penalties may be imposed on a shareholder that fails to comply with this reporting requirement. Treasury Regulations also require every 10% U.S. Shareholder that owns (directly or indirectly through non-U.S. entities) shares in one or more CFCs to file Form 8992 to report its share of the CFC’s GILTI, even if such amount if zero. Each shareholder is urged to consult with its own tax advisors regarding these reporting obligations.
Tax-Exempt Shareholders
Tax-exempt entities will be required to treat certain subpart F insurance income, including RPII, that is includible in income by the tax-exempt entity as unrelated business taxable income. Prospective investors that are tax-exempt entities are urged to consult their tax advisors as to the potential impact of the unrelated business taxable

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
income provisions of the Code. A tax-exempt organization that is treated as a 10% U.S. Shareholder or an RPII Shareholder also must file IRS Form 5471 in the circumstances described above.
Dispositions of the Class B Common Shares
Subject to the discussions below relating to the potential application of the Code Section 1248 and PFIC rules, U.S. Holders generally should recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange or other disposition of the Class B common shares in the same manner as on the sale, exchange or other disposition of any other shares held as capital assets. If the holding period for these shares exceeds one year, any gain will be subject to tax at a current maximum marginal tax rate of 20% for individuals and a rate of 21% for corporations. Moreover, gain, if any, generally will be U.S.-source gain and generally will constitute “passive category income” for foreign tax credit limitation purposes.
Code Section 1248 provides that if a U.S. Person sells or exchanges stock in a non-U.S. corporation and such person owned, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of the corporation at any time during the five (5) year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). The Company believes that because of the anticipated dispersion of HIG share ownership, no U.S. Person that owns Class B common shares directly or through non-U.S. entities in HIG should be treated as owning (directly, indirectly through non-U.S. entities or constructively) 10% or more of the total voting power of HIG; to the extent that this is the case, the application of Code Section 1248 under the regular CFC rules should not apply to dispositions of the Class B common shares. However, no assurance can be given in this regard.
A 10% U.S. Shareholder may in certain circumstances be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the U.S. federal income tax or information return that it would normally file for the taxable year in which the disposition occurs. In the event this is determined necessary, the Company will, upon request, provide the relevant information necessary to complete IRS Form 5471.
Code Section 1248 in conjunction with the RPII rules also applies to the sale or exchange of shares in a non-U.S. corporation if the non-U.S. corporation would be treated as a CFC for RPII purposes regardless of whether the shareholder owns, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of such non-U.S. corporation or whether the 20% Gross Income Exception or the 20% Ownership Exception applies. Existing proposed regulations do not address whether Code Section 1248 would apply if a non-U.S. corporation is not a CFC but the non-U.S. corporation has a subsidiary that would be treated as a CFC for RPII purposes. The Company believes, however, that this application of Code Section 1248 under the RPII rules should not apply to dispositions of Class B common shares because HIG will not be directly engaged in the insurance business. The Company cannot be certain, however, that the IRS will not interpret the proposed regulations in a contrary manner or that the U.S. Treasury Department will not amend the proposed regulations to provide that these rules will apply to dispositions of the Class B common shares. Prospective investors should consult their tax advisors regarding the effects of these rules on a disposition of the Class B common shares.
PFIC
In general, a non-U.S. corporation will be a PFIC during a given taxable year if (i) the 75% test is met for such taxable year; or (ii) the 50% test is met for such taxable year. Once characterized as a PFIC, the shares of the non-U.S. corporation will generally retain status as shares in a PFIC for future taxable years with respect to U.S. shareholders that held such shares in the taxable year of the initial PFIC characterization.
If HIG were characterized as a PFIC during a given year, each U.S. Person holding the Class B common shares would be subject to a penalty tax at the time of the taxable disposition at a gain of, or receipt of an “excess distribution” with respect to, their Class B common shares, unless such person (i) is a 10% U.S. Shareholder and HIG is a CFC or (ii) made a QEF or “mark-to-market” election. It is uncertain whether the Company would be able to provide its shareholders with the information necessary for a U.S. Person to make the QEF election or whether a U.S. Person will be eligible to make a mark-to-market election with respect to the Class B common shares, and a

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
mark-to-market election likely will not be available for any shares of HIG’s non-U.S. subsidiaries. In addition, if HIG were considered a PFIC, upon the death of any U.S. individual owning shares, such individual’s heirs or estate would not be entitled to a “step-up” in the basis of their Class B common shares that might otherwise be available under U.S. federal income tax laws. In general, a shareholder receives an “excess distribution” if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three (3) preceding taxable years (or shorter period during which the taxpayer held the Class B common shares). In general, the penalty tax is equivalent to an interest charge on taxes that are deemed due during the period the shareholder owned the Class B common shares, computed by assuming that the excess distribution or gain (in the case of a taxable disposition) with respect to the Class B common shares was taken in equal portion at the highest applicable tax rate on ordinary income throughout the shareholder’s period of ownership. The interest charge is equal to the applicable rate imposed on underpayments of U.S. federal income tax for such period. In addition, a distribution paid by HIG to U.S. shareholders that is characterized as a dividend and is not characterized as an excess distribution would not be eligible for reduced rates of tax as qualified dividend income if HIG were considered a PFIC in the taxable year in which such dividend was paid or in the preceding taxable year. A U.S. Person that is a shareholder in a PFIC may also be subject to additional information reporting requirements, including the annual filing of IRS Form 8621.
For the above purposes, passive income generally includes interest, dividends, annuities and other investment income. The PFIC rules provide that income derived in the active conduct of an insurance business by a qualifying insurance corporation is not treated as passive income. The PFIC provisions also contain a look-through rule under which a non-U.S. corporation will be treated as if it “received directly its proportionate share of the income…” and as if it “held its proportionate share of the assets…” of any other corporation in which it owns at least 25% of the value of the stock (“the look-through rule”). Under the look-through rule, HIG should be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of its non-U.S. insurance subsidiaries for purposes of the 75% test and the 50% test. However, the 2017 Act limits the insurance income exception to a non-U.S. insurance company that is a qualifying insurance corporation that would be taxable as an insurance company if it were a U.S. corporation and satisfies the Reserve Test by satisfying either the 25% Test or the 10% Test (each as defined above). The Company believes that each of HIG’s non-U.S. insurance subsidiaries have met this Reserve Test and will continue to do so in the foreseeable future, although no assurance may be given that such subsidiaries will satisfy the Reserve Test in future years.
Further, the 2021 Regulations define insurance liabilities for purposes of the Reserve Test, tighten the Reserve Test as well as place a statutory cap on insurance liabilities, and provide guidance on the runoff-related and rating-related circumstances for purposes of the 10% Test. The 2021 Regulations, which set forth in proposed form certain requirements that must be met to satisfy the “active conduct of an insurance business” test, also propose that a non-U.S. insurer with no or a nominal number of employees that relies exclusively or almost exclusively upon independent contractors (other than related entities) to perform its core functions will not be treated as engaged in the active conduct of an insurance business. Further, for purposes of applying the 10% Test, the 2021 Regulations: (i) generally limit the rating-related circumstances exception to a non-U.S. corporation: (a) if more than half of such corporation’s net written premiums for the applicable period are derived from insuring catastrophic risk, or (b) providing certain other insurance coverage that the Company is not expected to engage in, and (ii) reduce a corporation’s insurance liabilities by the amount of any reinsurance recoverable relating to such liability. The Company believes that, based on the implementation of its business plan and the application of the look-through rule and the exceptions set out under Section 1297 of the Code, none of the income and assets of HIG’s non-U.S. subsidiaries should be treated as passive pursuant to the 25% Test, and thus, HIG should not be characterized as a PFIC under current law for its current taxable year and foreseeable future years, but because of the legal uncertainties, as well as factual uncertainties with respect to the Company’s planned operations, there is a risk that HIG’s non-U.S. subsidiaries, and therefore HIG will be characterized as a PFIC for U.S. federal income tax purposes. In addition, because of the legal uncertainties relating to how the 2021 Regulations will be interpreted and the form in which the proposed 2021 Regulations may be finalized, no assurance can be given that HIG will not qualify as a PFIC under final IRS guidance or any future regulatory proposal or interpretation that may be subsequently introduced and promulgated. If HIG is considered a PFIC, it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation. Prospective investors should consult their tax advisors as to the effects of the PFIC rules.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
U.S. investors are also urged to consult with their tax advisors and to consider making a “protective” QEF election with respect to HIG and each of its non-U.S. subsidiaries to preserve the possibility of making a retroactive QEF election. If the Company determines that HIG is a PFIC, the Company intends to use commercially reasonable efforts to provide, to the extent reasonably practicable, the information necessary to make a QEF election for HIG and each non-U.S. subsidiary of HIG that is a PFIC. A U.S. Person that makes a QEF election with respect to a PFIC is currently taxable on its pro rata share of the ordinary earnings and net capital gain of such company during the years it is a PFIC (at ordinary income and capital gain rates, respectively), regardless of whether or not distributions were received. In addition, any of the PFIC’s losses for a taxable year will not be available to U.S. Persons and may not be carried back or forward in computing the PFIC’s ordinary earnings and net capital gain in other taxable years. A U.S. Person generally increases the basis of its PFIC shares, and the basis of any other property of the U.S. Person by reason of which such U.S. Person is considered to indirectly own PFIC shares, by amounts included in such U.S. Person’s gross income pursuant to the QEF election. Therefore, an electing shareholder will generally increase the basis of its Class B common shares by amounts included in the shareholder’s gross income pursuant to the QEF election.
In lieu of making a QEF Election, if HIG is a PFIC for any taxable year and the Class B common shares are treated as “marketable stock” in such year, then a U.S. Person may avoid the unfavorable rules described above by making a mark-to-market election with respect to such holder’s Class B common shares. The Class B common shares will be marketable if they are regularly traded on certain qualifying stock exchanges, including the NYSE; however, there can be no assurance that trading in the Class B common shares will be sufficiently regular for the shares to qualify as marketable stock, and a mark-to-market election likely would not be available for any subsidiary of HIG also treated as a PFIC. In general, if a U.S. Holder were to make a timely and effective mark-to-market election, such holder would include as ordinary income each year the excess, if any, of the fair market value of the holder’s Class B common shares at the end of the taxable year over its adjusted basis in the Class B common shares. Any gain recognized by such holder on the sale or other disposition of the Class B common shares would be ordinary income, and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss. U.S. Holders considering a mark-to-market election for HIG should consult with their tax advisors regarding making a QEF election for any non-U.S. subsidiary of HIG treated as a PFIC.
A U.S. Holder will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, which is a form that is required to be filed by holders of equity in a PFIC) for each tax year that it holds Class B common shares and HIG is characterized as a PFIC, regardless of whether such U.S. Person has a QEF election in effect or receives any excess distribution.
Medicare Contribution Tax
A U.S. Person that is an individual, estate or a trust that does not fall into a special class of trusts that is exempt from such tax will be subject to a 3.8% tax on the lesser of (i) the U.S. Person’s “net investment income” (or “undistributed net investment income” in the case of estates and trusts) for the relevant taxable year and (ii) the excess of the U.S. Person’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s net investment income will generally include its dividend income and its net gains from the disposition of Class B common shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Under certain proposed U.S. Treasury Regulations, an inclusion of subpart F income by a 10% U.S. Shareholder will not be treated as a dividend for purposes of calculating this 3.8% tax on “net investment income.” However, actual distributions with respect to such income, which as previously taxed income will not be subject to U.S. federal income tax and will be treated as dividends for purposes of calculating net investment income and this 3.8% tax.
Foreign Tax Credit
Dividends on Class B common shares, and current income inclusions under the CFC, RPII and PFIC rules generally will constitute foreign source income for foreign tax credit limitation purposes, and generally will constitute “passive category income.” If U.S. Persons in the aggregate own a majority of the shares of HIG, under certain circumstances only a portion of the current income inclusions, if any, under the CFC, RPII and PFIC rules

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
and of dividends paid by HIG (including any gain from the sale of the Class B common shares that is treated as a dividend under section 1248 of the Code) will be treated as foreign source income for purposes of computing a shareholder’s U.S. foreign tax credit limitations. The Company will consider providing shareholders with information regarding the portion of such amounts constituting foreign source income to the extent such information is reasonably available. There are additional significant and complex limits on a U.S. Person’s ability to claim foreign tax credits, and recently issued U.S. Treasury Regulations that apply to foreign income taxes paid or accrued in taxable years beginning on or after December 28, 2021 further restrict the availability of any such credit based on the nature of the tax imposed by the foreign jurisdiction. Thus, it may not be possible for shareholders to utilize excess foreign tax credits to reduce U.S. tax on such income. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.
Information Reporting and Backup Withholding on Distributions and Disposition Proceeds
Information returns may be filed with the IRS in connection with distributions on the Class B common shares and the proceeds from a sale or other disposition of the Class B common shares unless the holder of the Class B common shares establishes an exemption from the information reporting rules. A holder of the Class B common shares that does not establish such an exemption may be subject to U.S. backup withholding tax on these payments if the holder is not a corporation or fails to provide its taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.
Bermuda
Under current Bermuda law, there is no income, corporate or profits tax, withholding tax, capital gains tax or capital transfer tax payable by the Company. The Company has obtained from the Bermuda Minster under the Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to the Company or any of its operations or its shares, debentures or other obligations, until March 31, 2035. This assurance is subject to the proviso that it is not to be construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Bermuda Land Tax Act 1967, as amended, or otherwise payable in relation to any property leased to the Company. Given the limited duration of the Bermuda Minister’s assurance, it cannot be certain that the Company will not be subject to any Bermuda tax after March 31, 2035.
Further, on August 8, 2023, the Bermuda Government issued the first of a series of public consultation papers as part of its considerations on the introduction a corporate income tax that would be taken into account in calculating the effective tax rate of Bermuda businesses under the OECD’s global anti-base erosion (GloBE) rules. Under the current proposal, Bermuda corporate income tax would apply only to “MNEs”, as defined in the GloBE rules, with EUR 750 million or more in total global revenue in at least two of the previous four accounting periods. The proposed Bermuda corporate income tax legislation is currently anticipated to be effective for tax years beginning on or after January 1, 2025. The Bermuda Government is considering if amendments are necessary to the existing tax assurance certificate regime to ensure that tax may be collected in Bermuda from entities which are subject to the proposed Bermuda corporate income tax regime. Although we cannot predict when or if any new Bermuda corporate income tax law will be adopted or will become effective, the imposition of a Bermuda corporate income tax could, if applicable to the Company (or any Bermuda incorporated subsidiary of the Company), have a material adverse effect on the Company's financial condition and results of operations.
The Company pays annual Bermuda government fees and annual regulatory fees. In addition, all entities, including the Company, employing individuals in Bermuda are required to pay a payroll tax and other sundry taxes payable, directly or indirectly, to the Bermuda government.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
UNDERWRITING
Barclays Capital Inc. and Morgan Stanley & Co. LLC are acting as the representatives of the underwriters and book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, with respect to the shares being offered, each of the underwriters named below has severally agreed to purchase from the selling shareholders the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.
Morgan Stanley & Co. LLC
Total
The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of certain conditions contained in the underwriting agreement including:
•the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;
•the representations and warranties made by us and the selling shareholders to the underwriters are true;
•there is no material change in our business or the financial markets; and
•we and the selling shareholders deliver customary closing documents to the underwriters.
Commissions and Expenses
The following table summarizes the underwriting discounts and commissions the selling shareholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional Class B common shares from the selling shareholders. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to the selling shareholders for the shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $          per share. If all the shares are not sold at the initial offering price following the initial offering, the representatives may change the offering price and other selling terms.
The expenses of the offering that are payable by us are estimated to be approximately $          (excluding underwriting discounts and commissions). We have agreed to pay expenses incurred by the selling shareholders in connection with the offering, other than the underwriting discounts and commissions.
Option to Purchase Additional Shares
We and the selling shareholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of          shares from the selling shareholders at the offering price less underwriting discounts and commissions. This option may be exercised solely to the extent the underwriters sell more shares than the shares set out above in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in this offering as indicated in the above table.
Lock-Up Agreements
We, all of our directors and executive officers, holders of at least          % of our outstanding shares, and the selling shareholders have agreed that, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly, without the prior written consent of each of Barclays Capital Inc. and Morgan Stanley & Co. LLC, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock (other than the stock and shares issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus or pursuant to currently outstanding options, warrants or rights not issued under one of those plans), or sell or grant options, rights or warrants with respect to any shares of common stock or securities convertible into or exchangeable for common stock (other than the grant of options pursuant to option plans existing on the date of this prospectus), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or confidentially submit or file or cause a registration statement to be filed or confidentially submitted, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities (other than any registration statement on Form S-8), or (4) publicly disclose the intention to do any of the foregoing.
Barclays Capital Inc. and Morgan Stanley & Co. LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc. and Morgan Stanley & Co. LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time. At least two business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to an officer or director of the Company, Barclays Capital Inc. and Morgan Stanley & Co. LLC will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver in accordance with any method permitted by applicable law or regulation (which may include a press release), except where the release or waiver is effected solely to permit a transfer of common stock that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.
Offering Price Determination
Prior to this offering, there has been no public market for our common stock. The initial offering price was negotiated between the representatives and us. In determining the initial offering price of our common stock, the representatives considered:
•the history and prospects for the industry in which we compete;
•our financial information;
•the ability of our management and our business potential and earning prospects;
•the prevailing securities markets at the time of this offering; and
•the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Indemnification
We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.
Stabilization, Short Positions and Penalty Bids
The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:
•Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
•A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
•Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.
•Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Electronic Distribution
A prospectus in electronic format may be made available on internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.
Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.
Listing on the New York Stock Exchange
We intend to apply to list our shares on the New York Stock Exchange under the symbol “HG.”
Stamp Taxes
If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
Other Relationships
The underwriters and certain of their affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the shares of common stock offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of common stock offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Selling Restrictions
General
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
European Economic Area
In relation to each Member State of the European Economic Area (each, a “Member State”), no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:
•to any legal entity which is a qualified investor as defined in the Prospectus Regulation;
•to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or
•in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
In relation to the United Kingdom, no shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that it may make an offer to the public in the United Kingdom of any shares at any time under the following exemptions under the U.K. Prospectus Regulation:
•to any legal entity which is a qualified investor as defined under Article 2 of the U.K. Prospectus Regulation;
•to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
•in any other circumstances falling within Section 86 of the FSMA, provided that no such offer of the shares shall require the Company or any of the underwriters to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in Article 2 of the U.K. Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
“relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the FSMA.
Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.
Where our shares are subscribed or purchased under Section 275 by a relevant person which is:
•a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
•a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
•to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
•where no consideration is or will be given for the transfer;
•where the transfer is by operation of law;
•as specified in Section 276(7) of the SFA; or
•as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid or subject to restrictions on its resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Japan
The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
New Zealand
The shares of common stock offered hereby have not been offered or sold, and will not be offered or sold, directly or indirectly in New Zealand and no offering materials or advertisements have been or will be distributed in relation to any offer of shares in New Zealand, in each case other than:
•to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money; or
•to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public; or
•to persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the shares before the allotment of those shares (disregarding any amounts payable, or paid, out of money lent by the issuer or any associated person of the issuer); or
•in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
LEGAL MATTERS
The validity of the Class B common shares offered by this prospectus and certain legal matters with respect to Bermuda law will be passed upon for us by Carey Olsen Bermuda Limited. Certain other legal matters including those with respect to U.S. federal and New York law relating to the offering will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.
EXPERTS
The financial statements as of December 31, 2022 and November 30, 2021 and for the years ended December 31, 2022, November 30, 2021 and November 30, 2020 and for the period from December 1, 2021 to December 31, 2021, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young Ltd., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Class B common shares offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our Class B common shares, you should refer to the registration statement and its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance that a copy of such contract, agreement or document has been filed as an exhibit to the registration statement, we refer you to the copy that we have filed as an exhibit.
We will file annual, quarterly and special reports and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may inspect these reports and other information without charge at the SEC’s website (http://www.sec.gov). Those filings will also be available to the public on, or accessible through, our corporate website at www.hamiltongroup.com. The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.
We intend to make available to our common shareholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.
ENFORCEMENT OF CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS
We are a Bermuda exempted company. In addition, certain of our directors and officers as well as certain of the experts named in this prospectus, reside outside the United States, and all or a substantial portion of our assets and their assets are located outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon those persons or to recover against us or those persons on judgments of courts in the United States, including judgments based on civil liabilities provisions of the U.S. federal securities laws.
We have been advised by Carey Olsen Bermuda Limited, our Bermuda counsel, that the United States and Bermuda do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. We also have been advised by Carey Olsen Bermuda Limited that there is doubt as to whether the courts of Bermuda would enforce (1) judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws obtained in actions against us or our directors and officers, and (2) original actions brought in Bermuda against us or our officers and directors based solely upon the U.S. federal securities laws. A Bermuda court may, however, impose civil liability on us or our directors or officers in a suit brought in the Supreme Court of Bermuda; provided that the facts alleged constitute or give rise to a cause of action under Bermuda law. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under the U.S. federal securities laws, would not be allowed in Bermuda courts to the extent that they are contrary to public policy.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
GLOSSARY OF SELECTED TERMS

ACML	Ada Capital Management Limited, our wholly owned subsidiary that provides underwriting agency services to Ada Re.

Acquisition expenses	The aggregate expenses incurred by a company that relate directly to acquiring business, including broker commissions and other costs paid to distribution partners.

Ada Re	Ada Re, Ltd. is a non-consolidated Bermuda special purpose insurer funded by third-party investors and formed to provide fully collateralized natural catastrophe reinsurance and retrocession cover to both Hamilton Re and third-party cedants.

Attritional losses and loss ratio – current year and prior year development
Attritional Loss Ratio – current year is the attritional losses incurred by the company relating to the current year divided by net premium earned. Attritional Loss Ratio – prior year development is the attritional losses incurred by the company relating to prior years divided by net premium earned. Attritional losses and loss ratio – current year and prior year development are non-GAAP financial measures as defined in Item 10(e) of SEC Regulation S-K. Refer to “Basis of Presentation—Presentation of Financial Information–Non-GAAP Financial Measures” for further details.

Basic book value per common share	Basic book value per common share is calculated by dividing total shareholders’ equity available to common shareholders by the number of common shares outstanding.
Blackstone Investor	Collectively, BSOF Master Fund LP and BSOF Master Fund II L.P., including any permitted transferee of any of the foregoing.

BMA	Bermuda Monetary Authority.

Bordereau	A bordereau is a report prepared by an insurance company for a reinsurance company detailing either the policies that are covered by the reinsurance contract or the claims that are being submitted for payment under a reinsurance contract. These are usually for quota share treaties and are generally prepared on a quarterly basis.

Broker	An intermediary who negotiates contracts of insurance or reinsurance, receiving a commission for placement and other services rendered, between (1) a policyholder and a primary insurer, on behalf of the policyholder, (2) a primary insurer and reinsurer, on behalf of the primary insurer, or (3) a reinsurer and a retrocessionaire, on behalf of the reinsurer.

Bye-laws	HIG’s amended and restated bye-laws.

Capacity	The amount of potential claims exposure that an insurer or reinsurer chooses to place at risk, or the dollar amount of exposure, that an insurer or reinsurer is willing or able to place at risk. Capacity may apply to a single risk, a program, a line of business or an entire book of business. Capacity may be constrained by legal restrictions, corporate restrictions, or indirect financial restrictions such as capital adequacy requirements.

Case reserves	Loss reserves, established with respect to specific, individual reported claims that have not yet been paid.

Casualty Lines	Types of insurance or reinsurance that is primarily concerned with the losses caused by injuries to third persons and their property (in other words, persons other than the policyholder) and the legal liability imposed on the policyholder resulting therefrom. Also referred to as liability reinsurance. It includes, but is not limited to workers’ compensation, automobile liability and general liability.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Catastrophe and catastrophe losses	A large loss, typically involving multiple claimants and includes both natural catastrophes such as earthquakes, hurricanes, tsunamis, hailstorms, severe winter weather, floods, wildfires, tornadoes, and manmade disasters such as explosions and fire. Catastrophe losses may also arise from acts of war, acts of terrorism and political instability.

Catastrophe loss ratio – current year and prior year development
Catastrophe Loss Ratio – current year is the catastrophe losses incurred by the company relating to the current year divided by net premium earned. Catastrophe Loss Ratio – prior year development is the catastrophe losses incurred by the company relating to prior years divided by net premium earned. Catastrophe losses and loss ratio – current year and prior year development are non-GAAP financial measures as defined in Item 10(e) of SEC Regulation S-K. Refer to “Basis of Presentation—Presentation of Financial Information—Non-GAAP Financial Measures” for further details.

CBI	Central Bank of Ireland.

Cede; cedant; ceding company	When a party reinsures some or all of its liability with another, it “cedes” business and is referred to as the “ceding company” or “cedant.”

Claim	Request by an insured or reinsured for indemnification by an insurance or reinsurance company for loss incurred from an insured peril or event.

Claims Frequency	The number of claims notified of during a given coverage period.

Class of Business	Class of business includes casualty, property and specialty business.

Collateralized Reinsurance
Collateralized Reinsurance is a form of reinsurance in which the party assuming the risk is required to post collateral in order to cover any potential claim obligation. This allows non-traditional reinsurers, such as unrated carriers to participate in the reinsurance market.

Combined Ratio	Combined ratio is a measure of our underwriting profitability and is expressed as the sum of the losses and loss adjustment expense ratio, acquisition cost ratio and other underwriting expense ratio. A combined ratio under 100% indicates an underwriting profit, while a combined ratio over 100% indicates an underwriting loss.

Commercial lines	The various kinds of insurance that are written for businesses, including property, general liability, automobile insurance and workers’ compensation.

Demand surge	The temporary inflation of costs for building materials and labor resulting from increased demand for rebuilding services in the aftermath of a catastrophe.

Direct Insurance	Direct Insurance means an insurance contract between an insurance company and a policyholder.

Excess of loss reinsurance	Reinsurance which indemnifies the reinsured against that portion of losses and loss adjustment expenses incurred on the underlying policies in excess of a specified dollar or percentage loss ratio amount. Also known as non-proportional reinsurance.

Exclusions	A listing of specific types of coverage or loss that are not covered by a given insurance, reinsurance or retrocession contract.

E&S	Excess & Surplus lines.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Facultative Insurance	Facultative reinsurance: the cedant cedes, and the reinsurer assumes, all or part of the risk under a single insurance contract. Facultative reinsurance is negotiated separately for each insurance contract that is reinsured and is usually intended to cover individual risks not covered by their reinsurance policies because of the limits involved or because the risk is unusual.

Gross premiums earned	The portion of gross premiums written during or prior to a given period that was actually recognized as income revenue under U.S. GAAP accounting during such period.

Gross premiums written	Total premiums for assumed insurance, reinsurance or retrocession cover that was contractually agreed to during a given period.

Incurred but not reported (IBNR)	Expected payments for losses relating to insured events that have occurred but have not been reported to the reporting entity as of the statement date. As a practical matter, IBNR may include losses that have been reported to the reporting entity but have not yet been entered to the claims system or bulk provisions. Bulk provisions are reserves included with other IBNR reserves to reflect deficiencies in known case reserves.

Hamilton Group	HIG and its subsidiaries and affiliates.

Hamilton ILS	Hamilton ILS Holdings Limited, a Bermuda-based affiliate of Hamilton Re and the direct parent of Ada Capital Management Limited.

Hamilton Re	Hamilton Re, Ltd., our Bermuda-based wholly-owned subsidiary that is regulated by the BMA and authorized to write property, casualty and specialty insurance and reinsurance.

Hamilton Re US	An arrangement between Hamilton Re and Hamilton ILS pursuant to which certain U.S. casualty and specialty reinsurance risks are written on the books of Hamilton Re.

Hamilton Select	Hamilton Select Insurance Inc., our wholly-owned U.S. domestic-based E&S carrier that is licensed to market and sell E&S products in all 50 states.

Hamilton Strategic Partnerships	Hamilton’s third-party capital business, comprised of Turing Re, Ada Re and Hamilton Managing Agency Limited, solely in its capacity as managing agent for Lloyd’s Syndicate 1947.

HIDAC	Hamilton Insurance Designated Activity Company, a Dublin-based insurer regulated by the CBI with a U.K. branch and a registered alien insurer with the NAIC affording access to write E&S business in all 50 states.

HIG	Hamilton Insurance Group, Ltd., a Bermuda-exempted company and the Headquarter (as defined under the Bermuda Economic Substance Regulations) of the Hamilton Group.

HMA	Hamilton Managing Agency Limited, our Lloyd’s Managing Agent that manages syndicates including Hamilton Syndicate 4000 (wholly aligned syndicate).

HMGA Americas	Hamilton Managing General Agency Americas, LLC, our wholly-owned U.S. subsidiary that has authority to write certain U.S. property, specialty and casualty insurance and reinsurance on behalf of Hamilton Re, Lloyd’s Syndicate 4000 and HIDAC.

HUL	Hamilton Underwriting Limited, a former Lloyd’s managing agent that managed Lloyd’s Syndicate 3334.

IELR	Initial expected loss ratio.

Insurance-Linked Security or ILS	A security that is tied to a specific event such as a hurricane or earthquake.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Lead	In some insurance markets, the brokers find takers for insurance risks on the market and establish the policy terms with a leading underwriter, who also takes on a substantial share of the risk. The broker then looks for further cover providers, known as following underwriters, who accept the terms established by the leading underwriter and accept a share of the risk. When a leading underwriter establishes the policy terms, it is called the “lead.”

Line of business	Insurance or reinsurance line of business such as property, general liability, professional liability, automobile liability, or workers’ compensation.

Long tail	Types of insurance or reinsurance contracts under which claims tend to take a relatively long time to be reported and/or settle. Examples include several types of casualty lines.

Loss adjustment expenses	The expenses involved in settling claims, including legal and other fees, and the portion of general expenses allocated to claim settlement costs. Also known as claim adjustment expenses.

Loss and loss adjustment expense reserves/loss reserves	Liabilities established by insurers and reinsurers to reflect the estimated costs of claim payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance policies it has issued. Loss and loss adjustment expense reserves consist of “case reserves,” or reserves established with respect to individual reported claims, and “IBNR reserves.”

Loss portfolio transfer	A loss portfolio transfer is a reinsurance contract or agreement in which an insurer cedes policies that have expired, often ones that have already incurred losses, to a reinsurer.

Loss Ratio	Financial ratio calculated by dividing net losses and loss expenses by net premiums.

Losses occurring	Contracts that cover claims arising from loss events that occur during the term of the reinsurance contract, although not necessarily reported during the term of the contract.
Magnitude Investor	Collectively, Magnitude Master Fund, a sub trust of the Magnitude Master Series Trust, Magnitude Institutional, Ltd., Magnitude Partners Master Fund, L.P., and Magnitude Insurance Master Fund, LLC, including any permitted transferee of any of the foregoing.

Managing Member	Two Sigma Principals, LLC., the managing member of the Two Sigma Hamilton Fund.

Memorandum of Association	Hamilton’s amended and restated memorandum of association.

NAIC	National Association of Insurance Commissioners.

Net premiums earned	The portion of net premiums written during or prior to a given period that was actually recognized as income during such period.

Net premiums written	Gross premiums written for a given period less premiums ceded to reinsurers and retrocessionaires during such period.

Net loss and loss adjustment expense ratio	Net loss and loss adjustment expense ratio is calculated by dividing net loss and loss adjustment expenses by net premiums earned.

Other underwriting expense ratio	Other underwriting expense ratio is calculated by dividing non-acquisition expenses by net premiums. Examples of non-acquisition expenses include personnel costs, legal and professional fees, IT, travel and entertainment and communication costs. It also includes certain income items such as third- party fee income.

Personal lines	Types of insurance or reinsurance written for individuals or families, rather than for businesses.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PMA and IEDAC	Pembroke Managing Agency, Ironshore Europe DAC, and related companies acquired in 2019.

Premiums	Premiums represent the cost of insurance that is paid by the policyholder or cedant to the insurer or the reinsurer for the risk being assumed.

Property catastrophe reinsurance	Property catastrophe reinsurance contracts are typically “natural catastrophe” in nature, meaning that they protect against losses from earthquakes and hurricanes, as well as other natural catastrophes such as tornadoes, wildfires, winter storms, and floods (where the contract specifically provides for coverage). Losses on these contracts typically stem from direct property damage and business interruption.

Property lines	Types of insurance or reinsurance which provide coverage to a person with an insurable interest in tangible property for that person’s property loss, damage or loss of use caused by an insured peril.

Property reinsurance	Reinsurance that is primarily concerned with financial loss arising out of property loss, damage or loss of use caused by an insured peril, which could be either a natural catastrophe or man-made.

Proportional reinsurance/Pro rata reinsurance/ Quota share reinsurance	In proportional/ pro rata/ quota share treaty reinsurance, the reinsurer assumes a proportional share of the original premiums and losses incurred by the insurance company.

Reinstatement premiums	The premium charged for the restoration of the reinsurance limit of an excess of loss contract to its full amount after payment by the reinsurer of losses as a result of an occurrence.

Reinsurance	An arrangement in which an insurance company, the reinsurer, agrees to indemnify another insurance or reinsurance company, commonly referred to as the ceding company or cedant, for all or a portion of the insurance or reinsurance risks underwritten by the ceding company under one or more policies. Reinsurance does not legally discharge the primary insurer from its liability with respect to its obligations to the insured.

Retention	Specific amount of loss that the ceding company or insured retains before the reinsurance limit applies.

Retrocession; retrocessional coverage	A transaction whereby a reinsurer cedes to another reinsurer, commonly referred to as the retrocessionaire, all or part of the reinsurance that the first reinsurer has assumed. Retrocessional reinsurance does not legally discharge the ceding reinsurer from its liability with respect to its obligations to the reinsured.

Return on average common shareholders’ equity or ROACE	Return on average common shareholders’ equity is calculated by dividing net income (loss) available to common shareholders by average common shareholders’ equity for the same period. Average common shareholders’ equity is the arithmetic mean of opening and closing total common shareholders’ equity for the stated periods.

Selling Shareholders	The selling shareholders named in this prospectus.

Short-tail	Types of insurance or reinsurance contracts under which claims tend to take a relatively short time to be reported and/or settle. Examples include several types of property lines.

Specialty Insurance	Types of insurance and reinsurance that provide coverage for risks that are often unusual or difficult to place and do not fit the underwriting criteria of standard commercial products carriers.

Specialty Lines (of Business)	Include lines of business other than property or casualty, such as marine and energy, aviation, political violence and war and terror.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Submission
An unprocessed application for (i) insurance, reinsurance or retrocessional coverage forwarded to an insurer, reinsurer or retrocessionaire by a broker or intermediary on behalf of such prospective ceding insurer, reinsurer or retrocessionaire.

Tangible book value	Tangible book value is calculated as total common shareholders' equity less goodwill and intangible assets as at the same date.

Tangible book value per common share	Tangible book value per common share is calculated by dividing tangible book value (as defined above) by the total number of common shares outstanding at the same date.

Treaty reinsurance	The reinsurance of a specified type or category of risks defined in a reinsurance agreement (a “treaty”) between the primary insurer or other reinsured and a reinsurer. Typically, in treaty reinsurance, the primary insurer or reinsured is obligated to offer and the reinsurer is obligated to accept a specified portion of all of that type or category of risk originally written by the primary insurer or reinsured. A treaty is generally valid for a period of one year and contains common contract terms along with a specific risk definition, data on limit and retention, and provisions for premium and duration.

Turing Re	Turing Re, Ltd., a Bermuda special purpose insurer sponsored by the Hamilton Group.

Two Sigma	Two Sigma Investments, LP, an investment manager.

Two Sigma Hamilton Fund	Two Sigma Hamilton Fund, LLC, a dedicated investment fund managed by Two Sigma for the Hamilton Group.

Underwriter	An employee of an insurance or reinsurance company who examines, accepts or rejects risks and classifies accepted risks in order to charge an appropriate premium for each accepted risk.

Underwriting	The insurer’s or reinsurer’s process of reviewing submissions for insurance or reinsurance coverage, deciding whether to accept all or part of the coverage requested and determining the applicable premiums.

Underwriting income (loss)
Underwriting income (loss) is a non-GAAP financial measure as defined in Item 10(e) of SEC Regulation S-K. The reconciliation to net income (loss), the most comparable GAAP financial measure, is presented in “Management's Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Results of Operations.” Refer also to “Basis of Presentation—Presentation of Financial Information—Non-GAAP Financial Measures” for further details.

Unearned premium	The portion of premiums written that is allocable to the unexpired portion of the policy term.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Hamilton Insurance Group, Ltd.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Hamilton Insurance Group, Ltd.
Audited Consolidated Financial Statements
For the Year Ended December 31, 2022

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Ernst & Young Ltd. 3 Bermudiana Road Hamilton HM 08 P.O. Box HM 463 Hamilton HM BX BERMUDA	Tel: +1 441 295 7000 Fax: +1 441 295 5193 ey.com
Report of Independent Registered Public Accounting Firm
The Shareholders and the Board of Directors
Hamilton Insurance Group, Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Hamilton Insurance Group, Ltd. (the Company) as of December 31, 2022 and November 30, 2021, the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for the years ended December 31, 2022, November 30, 2021 and November 30, 2020, and for the one month period ended December 31, 2021, and the related notes and financial statement schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and November 30, 2021, and the results of its operations and its cash flows for the three years ended December 31, 2022, November 30, 2021 and November 30, 2020, and for the one month period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

A member firm of Ernst & Young Global Limited

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

A member firm of Ernst & Young Global Limited

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Valuation of Losses Incurred but not Reported

Description of the Matter	As disclosed in Notes 2 and 10 of the consolidated financial statements, reserves for losses and loss adjustment expenses includes reserves for unpaid reported losses (Case reserves) and for losses incurred but not reported (IBNR reserves). At December 31, 2022, IBNR reserves represented a significant portion of the $2.856 million of reserves for losses and loss adjustment expenses.

There is significant uncertainty inherent in determining management’s estimate of ultimate losses and loss expenses associated with IBNR reserves. Management estimates its IBNR reserves exposure for large loss events based upon discussions with brokers and cedants, use of proprietary loss modelling and pricing software, estimate of market loss and market share and experience from historical large events. IBNR reserves for attritional losses are established using actuarial loss reserving techniques. These techniques include the loss development factor method, Bornheutter Ferguson method, the Initial Expected Loss Ratio method, and other techniques. These techniques rely on estimates of paid and reported loss development patterns and estimates of the loss ratio at the inception of the contract. The Company’s actuaries may use other approaches in addition to those described, and supplement these methods with judgment depending upon the characteristics of the class of business and available data. Inherent in the estimates of ultimate losses and loss expenses are expected trends in claim severity and frequency, the expected duration of the respective claims development period, inadequacies in the data provided by industry participants, the potential for further reporting lags, significant uncertainty as it relates to legal issues under the relevant terms of insurance and reinsurance contracts and other factors, which may vary significantly as claims are settled.

Auditing management’s estimate for IBNR reserves was complex and required the involvement of our actuarial specialists due to the high degree of subjectivity inherent in management’s methods and assumptions used in the calculations which have a significant effect on the valuation of IBNR reserves.

A member firm of Ernst & Young Global Limited

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

How We Addressed the Matter in Our Audit
We obtained an understanding of the estimation process for IBNR reserves. This included, among others, understanding management’s process over the actuarial methods and assumptions selected to determine their recorded estimate.
To test IBNR reserves, our procedures included, among others, the involvement of actuarial specialists to assist with the evaluation of the Company’s selection of significant actuarial methods and assumptions used in their analysis and a comparison of those methods used in prior periods and those used in the industry. We independently calculated a range of reasonable reserve estimates including performing independent projections and compared the range of reserve estimates to the Company’s recorded loss and loss adjustment expense reserve.

/s/Ernst & Young Ltd.
We have served as the Company’s auditor since 2013.
Hamilton, Bermuda
May 12, 2023

A member firm of Ernst & Young Global Limited

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Consolidated Balance Sheets

(Expressed in thousands of U.S. Dollars, except share information)	December 31, 2022	November 30, 2021
Assets
Fixed maturity investments, at fair value (amortized cost 2022: $1,348,684; 2021: $1,064,615)	$1,259,476	$1,055,372
Short-term investments, at fair value (amortized cost 2022: $285,130; 2021: $644,432)	286,111	643,862
Investments in Two Sigma Funds, at fair value (cost 2022: $731,100; 2021: $624,379)	740,736	765,388
Total investments	2,286,323	2,464,622
Cash and cash equivalents	1,076,420	797,793
Restricted cash	130,783	157,135
Premiums receivable	522,670	470,996
Paid losses recoverable	90,655	76,077
Deferred acquisition costs	115,147	96,085
Unpaid losses and loss adjustment expenses recoverable	1,177,863	1,118,273
Receivables for investments sold	371	58,438
Prepaid reinsurance	164,313	151,947
Goodwill and intangible assets	86,958	117,012
Other assets	167,462	103,229
Total assets	$5,818,965	$5,611,607

Liabilities, non-controlling interest, and shareholders’ equity
Liabilities
Reserve for losses and loss adjustment expenses	$2,856,275	$2,379,027
Unearned premiums	718,188	620,994
Reinsurance balances payable	244,320	314,279
Payables for investments purchased	48,095	149,216
Term loan, net of issuance costs	149,715	149,875
Accounts payable and accrued expenses	138,050	181,747
Payables to related parties	20	28,874
Total liabilities	4,154,663	3,824,012

Non-controlling interest – TS Hamilton Fund	119	150

Shareholders’ equity
Common shares:
Class A, authorized (2022: 53,993,690 and 2021: 53,793,690), par value $0.01; issued and outstanding (2022: 30,520,078 and 2021: 30,320,078)	305	303
Class B, authorized (2022: 50,480,684 and 2021: 46,898,612), par value $0.01; issued and outstanding (2022: 42,042,155 and 2021: 37,912,993)	420	379
Class C, authorized (2022: 30,525,626 and 2021: 34,307,698), par value $0.01; issued and outstanding (2022: 30,525,626 and 2021: 34,307,698)	305	343
Additional paid-in capital	1,120,242	1,109,205
Accumulated other comprehensive loss	(4,441)	(4,441)
Retained earnings	547,352	681,656
Total shareholders’ equity	1,664,183	1,787,445

Total liabilities, non-controlling interest, and shareholders’ equity	$5,818,965	$5,611,607
See accompanying notes to the consolidated financial statements.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Consolidated Statements of Operations and Comprehensive Income (Loss)

	Year Ended	Month Ended	Years Ended
	December 31,	December 31,	November 30,
(Expressed in thousands of U.S. Dollars, except per share information)	2022	2021	2021	2020
Revenues
Gross premiums written	$1,646,673	$121,813	$1,446,551	$1,086,540
Reinsurance premiums ceded	(424,809)	(23,892)	(361,123)	(357,217)
Net premiums written	1,221,864	97,921	1,085,428	729,323

Net change in unearned premiums	(78,150)	710	(142,879)	(21,862)
Net premiums earned	1,143,714	98,631	942,549	707,461

Net realized and unrealized gains (losses) on investments	85,634	(33,526)	352,193	5,701
Net investment income (loss)	(20,764)	(3,222)	(43,217)	(38,600)
Total realized and unrealized gains (losses) on investments and net investment income (loss)	64,870	(36,748)	308,976	(32,899)

Net gain on sale of equity method investment	6,991	—	54,557	—
Other income (loss)	11,316	2,131	21,011	15,722
Net foreign exchange gains (losses)	6,137	16	6,442	(9,540)
Total revenues	1,233,028	64,030	1,333,535	680,744

Expenses
Losses and loss adjustment expenses	758,333	56,650	640,560	505,269
Acquisition costs	271,189	23,992	229,213	168,327
General and administrative expenses	177,682	15,682	172,294	149,774
Impairment of goodwill	24,082	—	936	—
Amortization of intangible assets	12,832	1,200	13,431	12,489
Interest expense	15,741	1,061	14,897	18,910
Total expenses	1,259,859	98,585	1,071,331	854,769

Income (loss) before income tax	(26,831)	(34,555)	262,204	(174,025)
Income tax expense	3,104	1,335	12,365	11,492
Net income (loss)	(29,935)	(35,890)	249,839	(185,517)

Net income (loss) attributable to non-controlling interest	68,064	(3)	61,660	24,930

Net income (loss) and other comprehensive income (loss) attributable to common shareholders	$(97,999)	$(35,887)	$188,179	$(210,447)

Per share data
Basic income (loss) per share attributable to common shareholders	$(0.95)	$(0.35)	$1.83	$(2.05)
Diluted income (loss) per share attributable to common shareholders	$(0.95)	$(0.35)	$1.82	$(2.05)
See accompanying notes to the consolidated financial statements.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Consolidated Statements of Shareholders' Equity

	Year Ended	Month Ended	Years Ended
	December 31,	December 31,	November 30,
(Expressed in thousands of U.S. Dollars)	2022	2021	2021	2020
Common shares
Balance, beginning of period	$1,025	$1,025	$1,024	$1,022
Issuance of common shares	7	—	5	5
Repurchases of common shares	(2)	—	(4)	(3)
Balance, end of period	1,030	1,025	1,025	1,024

Additional paid-in capital
Balance, beginning of period	1,110,248	1,109,205	1,104,803	1,098,131
Issuance of common shares	308	—	1,008	2,132
Repurchases of common shares	(1,098)	—	(5,489)	(2,628)
Share compensation expense	10,784	1,043	8,883	7,168
Balance, end of period	1,120,242	1,110,248	1,109,205	1,104,803

Accumulated other comprehensive income (loss)
Balance, beginning and end of period	(4,441)	(4,441)	(4,441)	(4,441)

Retained earnings
Balance, beginning of period	645,769	681,656	495,364	707,053
Net income (loss)	(29,935)	(35,890)	249,839	(185,517)
Net income attributable to non-controlling interest	(68,064)	3	(61,660)	(24,930)
Repurchases of common shares	(418)	—	(1,887)	(1,242)
Balance, end of period	547,352	645,769	681,656	495,364

Total shareholders’ equity	$1,664,183	$1,752,601	$1,787,445	$1,596,750
See accompanying notes to the consolidated financial statements.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Consolidated Statements of Cash Flows

	Year Ended	Month Ended	Years Ended
	December 31,	December 31,	November 30,
(Expressed in thousands of U.S. Dollars)	2022	2021	2021	2020
Operating activities
Net income (loss)	$(29,935)	$(35,890)	$249,839	$(185,517)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	14,994	961	13,898	13,986
Share compensation expense	10,784	1,043	8,883	7,168
Net realized (gains) losses on investments	(250,671)	(11,302)	(278,691)	19,349
Change in net unrealized (gains) losses on investments	165,037	44,828	(73,502)	(25,050)
Impairment of goodwill	24,082	—	936	—
Net gain on sale of equity method investment	(6,991)	—	(54,557)	—
Other items	11,771	(110)	7,103	2,590
Change in:
Premiums receivable	(60,397)	8,723	(13,394)	49,520
Paid losses recoverable	(11,408)	(3,170)	(47,976)	(8,885)
Deferred acquisition costs	(16,323)	(2,739)	(40,735)	(16,229)
Prepaid reinsurance	(11,764)	(603)	8,593	56,174
Unpaid losses and loss adjustment expenses recoverable	(65,320)	5,730	(42,210)	11,556
Other assets	(41,894)	(21,457)	(14,855)	(44,361)
Reserve for losses and loss adjustment expenses	440,784	36,464	324,399	96,639
Unearned premiums	96,733	461	141,465	(25,821)
Reinsurance balances payable	(42,476)	(27,483)	(23,813)	35,647
Accounts payable and accrued expenses and other	(36,079)	(29,369)	61,146	15,924
Net cash provided by (used in) operating activities	190,927	(33,913)	226,529	2,690

Investing activities
Proceeds from redemptions from Two Sigma Funds	2,592,289	184,480	2,113,989	2,135,985
Contributions to Two Sigma Funds	(2,464,902)	(137,453)	(1,870,057)	(2,131,410)
Net proceeds from sale of equity method investment	—	—	57,428	—
Purchases of fixed maturity investments	(705,144)	(54,445)	(655,693)	(785,829)
Proceeds from sales, redemptions and maturity of fixed maturity investments	420,702	51,370	347,418	520,464
Purchases of short-term investments	(1,551,834)	(357,857)	(2,035,529)	(2,775,444)
Proceeds from sales of short-term investments	1,843,007	413,054	2,163,920	2,845,058
Change in receivables for investments sold	(345)	58,412	20,178	(32,900)
Change in payables for investments purchased	12,920	(114,041)	11,814	63,628
Other	(13,591)	(432)	(15,644)	(19,677)
Net cash provided by (used in) investing activities	133,102	43,088	137,824	(180,125)

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Consolidated Statements of Cash Flows

Financing activities
Issuance of common shares	7	—	5	5
Repurchases of common shares and options	(1,518)	—	(7,380)	(3,873)
Contribution of additional paid-in capital	308	—	1,008	2,132
Term loan renewal costs	(345)	—	—	—
Withdrawal of non-controlling interest	(68,069)	(23)	(61,629)	(24,988)
Net cash provided by (used in) financing activities	(69,617)	(23)	(67,996)	(26,724)

Effect of exchange rate changes on cash and cash equivalents	(11,335)	46	(1,508)	2,702

Net increase (decrease) in cash and cash equivalents	243,077	9,198	294,849	(201,457)
Cash and cash equivalents and restricted cash, beginning of period	964,126	954,928	660,079	861,536
Cash and cash equivalents and restricted cash, end of period	$1,207,203	$964,126	$954,928	$660,079

Net income taxes paid	$9,971	$170	$12,344	$8,114
Interest paid	$15,655	$475	$11,803	$17,235
See accompanying notes to the consolidated financial statements.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
1. Organization
Hamilton Insurance Group, Ltd. (“Hamilton Group”, the “Group” or the “Company”), the ultimate group holding company, was incorporated on September 4, 2013, under the laws of Bermuda.
Our Bermuda operations are led by Hamilton Re, Ltd. (“Hamilton Re”), a registered Class 4 insurer incorporated in Bermuda. Hamilton Re writes property, casualty, and specialty insurance and reinsurance on a global basis.
Hamilton Reinsurance - U.S. Branch (“Hamilton Re US”) is a tax partnership that was formed pursuant to an arrangement between Hamilton Re and its Bermuda-incorporated affiliate, Hamilton ILS Holdings Limited. The tax partnership is treated as a U.S. corporation for U.S. tax purposes and is registered with the U.S. Internal Revenue Service, such that capital and profits allocated to Hamilton Re US are subject to applicable U.S. taxation.
Ada Capital Management Limited (“ACML”), a wholly owned insurance agent incorporated and regulated in Bermuda, is authorized to underwrite on behalf of Ada Re, Ltd. (“Ada Re”).
Our London operations are comprised of Hamilton Managing Agency Limited (“HMA”), a Lloyd’s managing agency, which manages our wholly aligned Syndicate 4000 and certain other third-party funded Lloyd’s Syndicates. Syndicate 4000 operates in the Lloyd’s market and underwrites property, casualty and specialty insurance and reinsurance business on a subscription basis. Syndicate 3334, which was managed by HMA, was closed by way of a Reinsurance to Close (“RITC”) into Syndicate 4000 at the end of December 31, 2021.
Our Dublin operations are comprised of Hamilton Insurance Designated Activity Company ("HIDAC"), a Dublin-based insurer with a U.K. branch and extensive licensing in the United States, including excess and surplus lines and reinsurance in all 50 states.
Hamilton Managing General Agency Americas LLC (“HMGA Americas”) is licensed throughout the United States and underwrites on behalf of the Group's London, Dublin and Bermuda operations solely in respect of Hamilton Re US, providing access from the U.S. to the Lloyd's market, the Group's rated Irish carrier and the Group's Bermuda balance sheet, respectively.
Hamilton Select Insurance Inc. (“Hamilton Select”) is a U.S. domestic excess and surplus lines carrier incorporated in Delaware and authorized to write excess and surplus business in all 50 states.
Two Sigma Hamilton Fund, LLC (“TS Hamilton Fund”), is a Delaware limited liability company. In 2013, Hamilton Re entered into a limited liability company agreement with TS Hamilton Fund and Two Sigma Principals, LLC (the “Managing Member”) as the managing member of TS Hamilton Fund, under which Hamilton Re has committed that its investment in TS Hamilton Fund will equal a minimum of 95% of the consolidated net tangible assets of Hamilton Group. TS Hamilton Fund has engaged Two Sigma Investments, LP (“Two Sigma”), a related party Delaware limited partnership, to serve as its investment manager. Two Sigma is a United States Securities and Exchange Commission registered investment adviser specializing in quantitative analysis (see Note 3, Investments for further details).
Unconsolidated Related Parties
Ada Re is a special purpose insurer funded by third party investors and formed to provide fully collateralized reinsurance and retrocession to both the wholly-owned operating platforms of Hamilton Group and third-party cedants.
Turing Re Ltd. (“Turing Re”), a Bermuda special purpose insurer funded by third party investors, provides collateralized reinsurance capacity for Hamilton Re’s property treaty business.
Easton Re is an industry loss index-triggered catastrophe bond that provides the Company's operating platforms with multi-year risk transfer capacity of $150 million to protect against named storm and earthquake risk in the United States.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
2. Summary of Significant Accounting Policies
a.Basis of Presentation
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). These financial statements include the accounts of Hamilton Group, Hamilton Re, Hamilton U.K. Holdings Limited, Hamilton Select, HMGA Americas, ACML, and TS Hamilton Fund (collectively, the “Company”). All significant intercompany transactions and balances have been eliminated on consolidation. Certain comparative information has been reclassified to conform to the current year presentation.
b.Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported and disclosed amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The major estimates recorded in the Company’s financial statements include, but are not limited to, premiums written, provisions for estimated future credit losses, the reserve for losses and loss adjustment expenses and the fair value of investments.
c.Change in Year End
On January 17, 2022, the Company changed its fiscal year from November 30 to December 31. The current year consolidated financial statements and accompanying footnotes cover the calendar year ended December 31, 2022. As a result, our comparative prior periods consist of the one-month transition period ended December 31, 2021, and the twelve month periods from December 1, 2020 to November 30, 2021 and December 1, 2019 to November 30, 2020. The transition period has been separately disclosed in our Statements of Operations and Comprehensive Income, Statements of Shareholders' Equity, Statements of Cash Flows and throughout the footnotes.
As a result of the change in the Company’s fiscal year end, the annual and quarterly periods of its newly adopted fiscal year do not coincide with the historical annual or quarterly periods previously reported. Subsequent to November 30, 2021, the Company's first, second and third and fourth fiscal quarters refer to the three months ended March 31, June 30, September 30, and December 31, respectively. All references herein to a fiscal year prior to November 30, 2021 refer to the twelve months ended November 30 of such year, and references to the first, second, third and fourth fiscal quarters ended prior to November 30, 2021 refer to the three months ended February 28, May 31, August 31, and November 30, respectively.
d.Premiums and Acquisition Costs
Premiums written and ceded on a losses occurring basis are earned pro-rata over the terms of the related contracts and policies. For contracts written on a risks-attaching basis, premiums written and ceded are earned over the terms of the underlying contracts and policies. Premiums written and ceded include estimates based on information received from insureds, brokers and ceding companies, and any subsequent differences arising on such estimates are recorded in the periods in which they are determined. The portion of the premiums written and ceded applicable to the unexpired terms of the underlying contracts and policies are recorded as unearned premiums and prepaid reinsurance premiums, respectively. Amounts are computed by pro-rata methods based on statistical data or reports received from insureds, brokers or ceding companies. Reinstatement premiums are estimated after the occurrence of a significant loss and are recorded in accordance with the contract terms based upon paid losses and case reserves. Reinstatement premiums are earned when written.
Acquisition expenses are costs that vary with, and are directly related to, the successful acquisition of new or renewal business and consist principally of commissions, brokerage and premium tax expenses. These costs are deferred and amortized over the periods in which the related premiums are earned. Deferred acquisition costs are limited to their estimated realizable value based on the related unearned premiums. Anticipated losses and loss expenses, based on historical and current experience, and anticipated net investment income related to the premiums are considered in determining the recoverability of deferred acquisition costs.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
e.Concentrations of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, fixed maturity and short-term investments, and reinsurance balances recoverable. Cash and cash equivalents are held with financial institutions of high credit quality, and fixed maturity and short-term investments primarily consist of U.S. government, U.S. government agencies, and high credit quality issuers of corporate and debt securities. We limit the amount of credit exposure with any one financial institution or issuer and believe that no significant concentration of credit risk exists with respect to cash and investments. The Company evaluates the financial condition of its reinsurers, whom primarily consist of highly rated reinsurers and may require collateralization of those recoverable balances. See Note 9, Reinsurance, for further details.
f.Reinsurance
In the normal course of business, the Company seeks to reduce the potential amount of loss arising from claims events by reinsuring certain levels of risk with other reinsurers. Ceded reinsurance contracts do not relieve the Company of its primary obligation to policyholders. Prepaid reinsurance represents the portion of premiums ceded to reinsurers applicable to the unexpired coverage terms of the reinsurance contracts in place. Amounts recoverable from reinsurers are estimated based on the terms and conditions of the reinsurance contracts, in a manner consistent with the underlying liabilities insured or reinsured by the Company. If the Company determines that adjustments to earlier estimates are appropriate, such adjustments are recorded in the periods in which they are determined. Amounts recoverable from reinsurers are recorded net of an allowance for expected credit losses. See Note 9, Reinsurance, for further details.
Retroactive reinsurance agreements are reinsurance agreements under which a reinsurer agrees to reimburse the Company as a result of past insurable events. For these agreements, the excess of the amounts ultimately collectible under the agreement over the consideration paid is recognized as a deferred gain liability which is amortized into income as a reduction of losses and loss adjustment expenses over the estimated ceded reserve settlement period. The amount of the deferred gain is recalculated each period based on actual loss payments and updated estimates of ultimate losses. If cumulative adverse development occurs subsequent to signing of a retroactive reinsurance agreement, it may result in significant losses from operations until periods when the recalculated deferred gain is recognized as a benefit to earnings. If the consideration paid for a retroactive reinsurance agreement exceeds the ultimate losses collectible under the agreement, the net loss on the retroactive reinsurance agreement is recognized within income immediately.
g.Credit Loss Provisions
We routinely evaluate our premiums receivable and paid and unpaid losses recoverable for potential specific credit or collection issues that might indicate an impairment. Premiums receivable and paid and unpaid losses recoverable are presented net of the resulting credit provisions, with the corresponding debits offset against gross premiums written or losses and loss adjustment expenses, as applicable, in the consolidated statement of operations and comprehensive income (loss).
The method for calculating the best estimate of losses depends on the size, nature, and risk characteristics of the related underwriting receivable. Such an estimate requires consideration of historical loss experience, current economic conditions, and judgments about the probable effects of relevant observable data, including historical information, counterparty financial strength ratings and the extent of collateralization. The underlying assumptions, estimates and assessments are updated periodically to reflect the Company's view of current conditions. Changes in estimates may significantly affect the allowance and provision for losses. It is possible that the Company's actual credit loss experience will differ materially from current estimates. Adjustments, if any, are recorded in earnings in the periods in which they become known. See Note 9, Reinsurance, for further details.
h.Reserve for Losses and Loss Adjustment Expenses
The reserve for losses and loss adjustment expenses includes reserves for unpaid reported losses and for losses incurred but not reported (“IBNR”). The reserve for unpaid reported losses and loss expenses is established by management based on reports from insureds, brokers and ceding companies and represents the estimated ultimate

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
cost of events or conditions that have been reported to or specifically identified by the Company. The reserve for IBNR losses and loss expenses is established by management based on estimates of ultimate losses and loss expenses.
Inherent in the estimates of ultimate losses and loss expenses are expected trends in claim severity and frequency, the expected duration of the respective claims development period, inadequacies in the data provided by industry participants, the potential for further reporting lags, significant uncertainty as it relates to legal issues under the relevant terms of insurance and reinsurance contracts and other factors, which may vary significantly as claims are settled. Accordingly, ultimate losses and loss expenses may differ materially from the amounts recorded in the financial statements. These estimates are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, are recorded in earnings in the periods in which they become known. See Note 10, Reserve for Losses and Loss Adjustment Expenses, for further details.
i.Cash and Cash Equivalents and Restricted Cash
Cash and cash equivalents include money market funds and highly liquid short-term deposits and securities with maturities of 90 days or less at the time of purchase. Bank deposits are not considered to be fair value measurements and as such are not subject to the authoritative guidance on fair value measurement disclosures. Money market funds are classified as Level 1 as these instruments are considered actively traded; however, certificates of deposit are classified as Level 2.
Restricted cash typically relates to funds held in trust supporting a portion of the Lloyd's capital requirements and other underwriting obligations. See Note 3, Investments, for further details.
j.Investments
Investments - Trading
The Company elects the fair value option for all of its fixed maturities, short-term investments, equities and certain other invested assets (excluding those that are accounted for using specialized investment company accounting as noted below). All changes in the fair value of investments are recorded within net realized and unrealized gains (losses) on investments in the consolidated statements of operations.
All investment transactions are recorded on a trade-date basis and are valued using pricing data received from third parties. Realized gains or losses on sales of investments are determined on a weighted average basis. Investment income is recognized when earned and includes interest and dividend income, recorded as of the ex-dividend date, together with the amortization of premium and discount on fixed maturities and short-term investments computed using the effective yield method. Net investment income includes related investment expenses. See Note 4, Fair Value, for further details.
Short-Term Investments
Short-term investments comprise securities with a maturity greater than three months but less than one year from the date of purchase. See Note 4, Fair Value, for further details.
Investments in Two Sigma Funds
TS Hamilton Fund invests in Two Sigma Funds (“Two Sigma Funds”), which are stated at their estimated fair values, which generally represent the Company’s proportionate interest in the members’ equity of the Two Sigma Funds as reported by the respective funds based on the net asset value (“NAV”) provided by the fund administrator. The Company accounts for its investment in Two Sigma Funds under the variable interest model at NAV as a practical expedient for fair value in the consolidated balance sheets. Increases or decreases in such fair values are recorded within net realized and unrealized gains (losses) on investments in the consolidated statements of operations. Realized gains or losses upon any withdrawals of investments in the Two Sigma Funds are calculated using the weighted average method. The assets and liabilities of the Two Sigma Funds are recorded at fair value, or

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
at amounts approximating fair value. The Company records contributions and withdrawals related to its investments in the Two Sigma Funds on the transaction date.
The specialized investment company accounting, as described above, is retained in the Company’s consolidated financial statements upon consolidation of TS Hamilton Fund.
k.Foreign Exchange
Monetary assets and liabilities denominated in foreign currencies are revalued into the functional currency of each entity using the exchange rates in effect at the balance sheet date, with the resulting foreign exchange gains and losses included in earnings. Revenues and expenses denominated in foreign currencies are revalued at the exchange rates in effect on the transaction date.
The Company’s reporting currency as at December 31, 2022 is the U.S. dollar (“USD”). The functional currency of the Company's U.K. subsidiaries changed from GBP to USD on January 1, 2017. The accumulated other comprehensive loss recorded prior to the change in functional currency will remain on the balance sheet until such time as the U.K. operations are sold, or substantially liquidated.
l.Stock-Based Compensation
The Company issues restricted stock units, performance stock units and warrants and may issue other equity-based awards to its employees. Both a market approach and an income approach are used to measure the fair value of the compensation cost associated with restricted stock units and performance stock units. The Black-Scholes pricing model is used to determine the fair value of warrants. When using the Black-Scholes model, the volatility assumption is derived from the historical volatility of the share prices of a selection of publicly traded insurance companies of a similar business nature to the Company. No allowance is made for any potential illiquidity associated with the private nature of the Company’s shares. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. Historically, the expected lives of the awards were estimated at their maximum term as the Company had insufficient historical experience to support using a term of less than the contractual life of each award.
Compensation cost is expensed over the period for which the employee is required to provide services in exchange for the award. For awards subject to graded vesting, the awards are separated into vesting tranches, which are amortized over their respective vesting periods. The fair value of awards with performance conditions is remeasured at each reporting period with any changes in the expected outcome of the performance conditions recorded in compensation expense by a cumulative catch-up adjustment to apply the revised estimate. Forfeitures are recognized as they occur.
m.Long-Term Incentive Compensation
Compensation benefits include employee participation in a plan known as the Value Appreciation Pool (“VAP”). The VAP is intended to align long-term Company and shareholder interests by rewarding employees with 10% of any increase in the multiple of the Company's estimated fair market value to GAAP shareholders' equity between the December 1, 2020 VAP inception date, and either an interim trigger event or ultimate plan maturity on November 30, 2025. The VAP will settle in two tranches: the first settlement upon either plan maturity or the occurrence of a trigger event, and the second twelve months later. The fair value of the compensation cost is estimated at each reporting date using both a market approach and an income approach and the resulting intrinsic value expensed over the period for which the employee is required to provide services in exchange for the award, with any changes in the intrinsic value recorded in compensation expense by a cumulative catch-up adjustment. The VAP is subject to graded vesting of its two settlement tranches. Forfeitures are recognized as they occur. As of December 31, 2022, no expense has been recognized related to the VAP.
n.Goodwill and Intangible Assets
The Company accounts for goodwill and other intangible assets that arise from business combinations in accordance with FASB ASC Topic Intangibles - Goodwill and Other. A purchase price that is in excess of the fair

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
value of the net assets acquired arising from a business combination is recorded as goodwill or other intangible assets, according to their nature. Goodwill and other intangible assets with indefinite useful lives are not amortized. Other intangible assets with a finite life are amortized over the estimated useful lives of the assets.
Goodwill and other indefinite life intangible assets are tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. Finite lived intangible assets are reviewed for indicators of impairment on an annual basis or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable, and tested for impairment if appropriate. For purposes of the annual impairment evaluation, goodwill is evaluated at the applicable reporting unit of the acquired entities giving rise to the goodwill.
As part of the annual impairment test, the Company has the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. Under this option, the Company would not be required to calculate the fair value of a reporting unit unless the Company determines, based on its qualitative assessment, that it is more likely than not that a reporting unit's fair value is less than its carrying amount. If goodwill or other intangible assets are impaired, they are written down to their estimated fair value with a corresponding expense recorded in the Company's consolidated statement of operations.
o.Variable Interest Entities
The Company accounts for variable interest entities (“VIE”) in accordance with GAAP guidance, which requires the consolidation of all VIEs by the primary beneficiary, that being the investor that has the power to direct the activities of the VIE and will absorb a majority of the VIE’s expected losses or residual returns. The Company determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers: (i) the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders; (ii) the VIE’s capital structure; (iii) the terms between the VIE and its variable interest holders and other parties involved with the VIE; (iv) which variable interest holders have the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance; (v) which variable interest holders have the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE; and (vi) related party relationships. The Company reassesses its initial evaluation of an entity as a VIE upon the occurrence of certain reconsideration events. The Company also reassesses its determination of whether the Company is the primary beneficiary of a VIE upon changes in facts and circumstances that could potentially alter the Company’s assessment.
p.Non-Controlling Interest
The share classes related to the redeemable non-controlling interest portion of TS Hamilton Fund are not considered liabilities in accordance with GAAP and have redemption features that are not solely within the control of TS Hamilton Fund. Therefore, the redeemable non-controlling interest in TS Hamilton Fund is presented in the mezzanine section on the Company’s consolidated balance sheets. The net income or loss attributable to non-controlling interest is presented separately in the Company’s consolidated statements of operations. See Note 5, Variable Interest Entities, for further details.
q.Earnings Per Share
The Company calculates earnings per share in accordance with FASB ASC Topic Earnings per Share. Basic earnings per share are based on weighted average common shares outstanding during the period and exclude any dilutive effects of restricted stock and warrants. Diluted earnings per share includes the estimated impact under the Treasury Stock method were all dilutive restricted stock grants to vest and all dilutive warrants to be exercised during the period.
r.Income Taxes
The Company records deferred income taxes that reflect the tax effect of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the fiscal period that

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
includes the enactment date. A valuation allowance against deferred tax assets is recorded if it is not more likely than not that all, or some portion, of the benefits related to deferred tax assets will be realized. The valuation allowance assessment considers tax planning strategies, where applicable.
s.Recent Accounting Pronouncements
Recently Adopted Accounting Pronouncements
In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU” “Update”) 2019-12 Simplifying the Accounting for Income Taxes which simplifies accounting for income taxes, changes the accounting for certain income tax transactions and makes minor improvements to the accounting guidance. The Company adopted this guidance in the first quarter of 2021 and it did not have an impact on the Company’s results of operations, financial position or cash flows.
In August 2018, the FASB issued ASU 2018-15 Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract which updated accounting guidance on the treatment of fees paid by a customer in a cloud computing arrangement. The guidance specifies that if a license is included in the arrangement, the related costs should be recorded on the balance sheet; if no license is included, the costs should be expensed. The Company adopted this guidance in the first quarter of 2020 and it did not have an impact on the Company’s results of operations, financial position or cash flows.
In January 2017, the FASB issued ASU 2017-04 Simplifying the Test for Goodwill Impairment. Among other things, the guidance requires:
(1)the elimination of step two of the goodwill impairment test; entities will no longer utilize the implied fair value of their assets and liabilities for purposes of testing goodwill for impairment,
(2)the quantitative portion of the goodwill impairment test will be performed by comparing the fair value of a reporting unit with its carrying amount; an impairment charge is to be recognized for the excess of carrying amount over fair value, but only to the extent of the amount of goodwill allocated to that reporting unit, and
(3)foreign currency translation adjustments are not to be allocated to a reporting unit from an entity’s accumulated other comprehensive income; the reporting unit’s carrying amount should include only the currently translated balances of the assets and liabilities assigned to the reporting unit.
This guidance is effective for the years beginning after December 15, 2019 for public companies, with early adoption permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company adopted this guidance effective December 1, 2019. It did not have an impact on the Company’s results of operations or financial position.
In February 2016, the FASB issued ASU 2016-02 Leases (as subsequently clarified in various Updates) which updated accounting guidance that applies to any entity that enters into a lease that does not meet certain scope exceptions. The guidance requires the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous guidance. The Company elected to adopt this guidance in the first quarter of 2022 by recording a gross-up of the balance sheet in recognition of an operating lease liability for future lease payments and the associated right-of-use asset for the right to use the underlying asset over the lease term. This guidance did not have a material impact on the Company’s results of operations, financial position, cash flows or disclosures. We subsequently re-evaluated the impact of the Update as if we had adopted on the public company timeline and concluded that there was no material impact on the Company’s results of operations, financial position, or cash flows in each of the prior periods. Therefore we did not record any additional adjustments to these financial statements.
In June 2016, the FASB issued ASU 2016-13 Measurement of Credit Losses on Financial Instruments (as subsequently clarified in various Updates), which replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to record credit loss estimates. The Company elected to adopt this guidance

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
in the first quarter of 2022, and because it did not have a material impact on the Company’s results of operations, financial position, or cash flows, we did not record a cumulative effective adjustment to opening retained earnings as of January 1, 2022. We subsequently re-evaluated the impact of the Update as if we had adopted on the public company timeline and concluded that there was no material impact on the Company’s results of operations, financial position, or cash flows in each of the prior periods. Therefore we did not record any additional adjustments to these financial statements.
3. Investments
Fixed Maturity and Short-Term Investments - Trading
The Company’s fixed maturity and short-term investments at December 31, 2022 and November 30, 2021 are as follows:

	2022
(Expressed in thousands of U.S. Dollars)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:
U.S. government treasuries	$498,841	$99	$(27,089)	$471,851
U.S. states, territories and municipalities	4,741	—	(434)	4,307
Non-U.S. sovereign governments and supranationals	14,191	363	(1,602)	12,952
Corporate	690,900	363	(43,786)	647,477
Residential mortgage-backed securities - Agency	111,234	—	(14,824)	96,410
Residential mortgage-backed securities - Non-agency	5,147	—	(772)	4,375
Commercial mortgage-backed securities - Non-agency	10,283	—	(1,064)	9,219
Other asset-backed securities	13,347	1	(463)	12,885
Total fixed maturities	1,348,684	826	(90,034)	1,259,476
Short-term investments	285,130	986	(5)	286,111
Total	$1,633,814	$1,812	$(90,039)	$1,545,587

	2021
(Expressed in thousands of U.S. Dollars)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:
U.S. government treasuries	$310,045	$1,254	$(2,918)	$308,381
U.S. states, territories and municipalities	4,774	—	(16)	4,758
Non-U.S. sovereign governments and supranationals	19,284	92	(277)	19,099
Corporate	534,019	2,151	(7,703)	528,467
Residential mortgage-backed securities - Agency	179,331	416	(2,307)	177,440
Residential mortgage-backed securities - Non-agency	8,746	37	(66)	8,717
Commercial mortgage-backed securities - Non-agency	988	—	(1)	987
Other asset-backed securities	7,428	104	(9)	7,523
Total fixed maturities	1,064,615	4,054	(13,297)	1,055,372

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements

Short-term investments	644,432	149	(719)	643,862
Total	$1,709,047	$4,203	$(14,016)	$1,699,234
Contractual Maturities Summary
The following table presents contractual maturities of fixed maturity securities at December 31, 2022. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2022
(Expressed in thousands of U.S. Dollars)	Amortized Cost	Fair Value
Due less than one year	$95,866	$93,786
Due after one through five years	928,450	870,874
Due after five through ten years	180,152	168,901
Due after ten years	4,205	3,026
Mortgage-backed	126,664	110,004
Asset-backed	13,347	12,885
Total	$1,348,684	$1,259,476
Investments in Two Sigma Funds
The Company’s investments in Two Sigma Funds at December 31, 2022 and November 30, 2021 are as follows:

	2022			2021
(Expressed in thousands of U.S. Dollars)	Cost	Net Unrealized Gains (Losses)	Fair Value	Cost	Net Unrealized Gains (Losses)	Fair Value
Two Sigma Futures Portfolio, LLC (FTV)	$438,625	$(95,213)	$343,412	$256,633	$76,953	$333,586
Two Sigma Spectrum Portfolio, LLC (STV)	171,135	57,982	229,117	247,391	27,937	275,328
Two Sigma Equity Spectrum Portfolio, LLC (ESTV)	121,340	46,867	168,207	120,355	36,119	156,474
Total	$731,100	$9,636	$740,736	$624,379	$141,009	$765,388
The Company, through its investments in FTV, STV and ESTV, seeks to achieve absolute dollar-denominated returns on a substantial capital base, primarily by combining multiple hedged and leveraged systematic investment strategies with proprietary risk management and execution techniques. These systematic strategies include, but are not limited to, technical and statistically-based, fundamental-based, event-based, market condition-based and spread-based strategies as well as contributor-based and/or sentiment-based strategies and blended strategies. FTV primarily utilizes systematic strategies to gain broad macro exposure to FX, fixed income, equity and credit indices and commodities, predominantly by trading futures, spots, forwards, options, swaps, cash bonds and exchange traded products. STV primarily utilizes systematic strategies to trade U.S.-listed equity securities and related instruments and derivatives. ESTV primarily utilizes systematic strategies to trade non-U.S.-listed equity securities and related instruments and derivatives. At December 31, 2022, the Company owns a 18.7%, 14.5% and 7.6% interest in each of the FTV, STV and ESTV funds, respectively.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
The following table summarizes certain investments of FTV, STV and ESTV where TS Hamilton Fund’s proportionate share of the fair value of the investment represents more than 5% of TS Hamilton Fund’s members’ equity at December 31, 2022:

	2022
(Expressed in thousands of U.S. Dollars)	Principal/ Shares(1)	Fair Value(1)	% of Members’ Equity
U.S. Treasury Securities, 0.0000% - 4.1250%, due 1/26/2023 - 11/15/2032	392,492	$387,891	24.1%
State Street Treasury Obligations Money Market Fund	259,929	259,929	16.1%
Federated Hermes Treasury Obligations Fund	115,061	115,061	7.1%
UBS Select Treasury Institutional Fund	93,614	93,614	5.8%
Invesco Short-Term Treasury Portfolio	86,762	86,762	5.4%
U.S. Treasury Securities, 3.8750% - 4.2500%, due 12/31/2024 - 11/15/2052	(64,842)	(64,625)	(4.0)%
__________________
(1)Values represent TS Hamilton Fund’s proportionate share of the aggregate of FTV, STV and ESTV total holdings.
Two Sigma and the Managing Member are related parties to the Company as described further in Note 1, Organization. The investment management agreement with Two Sigma requires TS Hamilton Fund to incur a management fee of 3% of the non-managing members' equity in the net asset value of the TS Hamilton Fund per annum. The management fee for the year ended December 31, 2022, the month ended December 31, 2021 and the years ended November 30, 2021 and 2020 was $53.1 million, $4.3 million, $48.7 million and $49.5 million, respectively. Under the terms of the limited liability company agreement between Hamilton Re and the Managing Member, the Managing Member is entitled to an incentive allocation equal to 30% of TS Hamilton Fund’s net profits, subject to high watermark provisions, and adjusted for withdrawals and any incentive allocation to the Managing Member. However, in the event there is a net loss during a quarter and a net profit during any subsequent quarter, the Managing Member is entitled to a modified incentive allocation whereby the regular incentive allocation will be reduced by 50% until subsequent cumulative net profits are credited in an amount equal to 200% of the previously allocated net losses.
The Managing Member is also entitled to receive an additional incentive allocation as of the end of each fiscal year (or on any date Hamilton Re withdraws all or a portion of its capital), in an amount equal to 20% of the Excess Profits. “Excess Profits” for any given fiscal year (or other such accounting period) means the net profits over 15% for such fiscal year, net of management fees and expenses and gross of incentive allocations, but only after recouping previously unrecouped net losses. To the extent Hamilton Re contributes capital other than at the beginning of a fiscal year or withdraws capital other than at the end of a fiscal year, the additional incentive allocation hurdle with respect to such capital is prorated.
The aggregate incentive allocation (inclusive of the additional incentive allocation) for the year ended December 31, 2022, the month ended December 31, 2021 and the years ended November 30, 2021 and 2020 was $68.0 million, $Nil, $61.6 million and $24.9 million, respectively.
Hamilton Re has a commitment with TS Hamilton Fund to maintain approximately 93% of its investable assets in TS Hamilton Fund for a period (the “Commitment Period”), subject to certain circumstances and the liquidity options described below, with the Commitment Period ending on December 31, 2025. The Commitment Period consists of a 3-year rolling term that automatically renews on an annual basis unless Hamilton Re or the Managing Member provide advance notice of non-renewal. The commitment is subject to a waiver that permits Hamilton Re to maintain an investment in TS Hamilton Fund equal to a minimum of 95% of the consolidated net tangible assets of Hamilton Group. The waiver is applicable to December 31, 2023, and is intended to automatically renew annually and may be revoked by the Managing Member in its sole discretion upon 90 days’ prior written notice. The TS

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
Hamilton Fund generally has two liquidity options, subject to Hamilton Re’s minimum investment commitment, which are as follows:
•Monthly liquidity - Subject to certain conditions, Hamilton Re may request a whole or partial withdrawal of its capital account, no later than fifteen days prior to the end of a calendar month, effective as of the last day of such calendar month.
•Daily liquidity - Subject to certain limited circumstances, including the need to meet obligations pursuant to Hamilton Re’s underwriting operations, Hamilton Re may request a withdrawal of all or a portion of its capital account upon at least one business day’s written notice of such withdrawal request date to the Managing Member.
At its discretion, the Managing Member may permit or require Hamilton Re to withdraw all or any portion of its respective capital account at other times, or waive or reduce certain notice periods, or allow a notice to be revoked. The Managing Member may withdraw all or any portion of its capital account at any time.
Total Realized and Unrealized Gains (Losses) on Investments and Net Investment Income (Loss)
The components of total realized and unrealized gains (losses) on investments and net investment income (loss) are as follows:

	Year Ended	Month Ended	Years Ended
	December 31,	December 31,	November 30,
(Expressed in thousands of U.S. Dollars)	2022	2021	2021	2020
Net realized and unrealized gains (losses) on investments:
Net realized gains (losses) on investments	$250,671	$11,302	$278,691	$(19,349)
Change in net unrealized gains (losses) on investments	(165,037)	(44,828)	73,502	25,050
Net realized and unrealized gains (losses) on investments	85,634	(33,526)	352,193	5,701

Net investment income (loss):
Fixed maturities	22,466	1,042	11,277	15,858
Short-term investments	807	28	838	430
TS Hamilton Fund	10,395	199	2,124	4,234
Cash and cash equivalents	541	40	252	1,028
Other	691	2	636	19
Interest and other	34,900	1,311	15,127	21,569
Loss on equity method investment	—	—	(7,285)	(8,987)
Management fees	(54,578)	(4,442)	(49,927)	(50,079)
Other expenses	(1,086)	(91)	(1,132)	(1,103)
Net investment income (loss)	(20,764)	(3,222)	(43,217)	(38,600)

Total realized and unrealized gains (losses) on investments and net investment income (loss)	$64,870	$(36,748)	$308,976	$(32,899)

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
Net Realized Gains (Losses) on Investments
The components of net realized gains (losses) on investments are as follows:

	Year Ended	Month Ended	Years Ended
	December 31,	December 31,	November 30,
(Expressed in thousands of U.S. Dollars)	2022	2021	2021	2020
Fixed maturities and short-term investments	$(16,144)	$(8,699)	$5,767	$8,345
TS Hamilton Fund	266,630	20,008	272,988	(27,712)
Other	185	(7)	(64)	18
Net realized gains (losses) on investments	$250,671	$11,302	$278,691	$(19,349)
Net Unrealized Gains (Losses) on Investments
The components of net unrealized gains (losses) on investments are as follows:

	Year Ended	Month Ended	Years Ended
	December 31,	December 31,	November 30,
(Expressed in thousands of U.S. Dollars)	2022	2021	2021	2020
Fixed maturities and short-term investments	$(86,985)	$6,743	$(27,624)	$12,831
TS Hamilton Fund	(78,052)	(51,571)	101,126	12,219
Other	—	—	—	—
Net unrealized gains (losses) on investments	$(165,037)	$(44,828)	$73,502	$25,050
Pledged Assets
At December 31, 2022 and November 30, 2021, pledged investments at fair value were comprised of $274.0 million and $359.4 million, respectively, securing a portion of the capital requirements for business written at Lloyd's and $39.0 million and $23.9 million, respectively, held in trust accounts for the benefit of U.S. state regulatory authorities. In addition, certain investments were pledged as security for letter of credit facilities as described further in Note 12, Debt and Credit Facilities.
At December 31, 2022 and November 30, 2021, restricted cash balances were comprised of $126.8 million and $141.2 million, respectively, securing other underwriting obligations, $2.1 million and $7.1 million, respectively, securing a portion of the capital requirements for business written at Lloyd's, $1.3 million and $1.3 million, respectively, in trust accounts for the benefit of U.S. state regulatory authorities, and $0.6 million and $7.6 million, respectively, of escrow funds. Total cash and cash equivalents and restricted cash of $1.2 billion presented in the statement of cash flows was comprised of cash and cash equivalents of $1.1 billion and restricted cash of $130.8 million on the balance sheet at December 31, 2022. Total cash and cash equivalents and restricted cash of $954.9 million presented in the statement of cash flows was comprised of cash and cash equivalents of $797.8 million and restricted cash of $157.1 million on the balance sheet at November 30, 2021.
4. Fair Value
Financial Instruments Subject to Fair Value Measurements
Accounting guidance over fair value measurements requires that a fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based on the best information available. Assumptions include the risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the “exit price”). Instruments that the Company owns are marked to bid prices.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
Basis of Fair Value Measurements
Fair value measurement accounting guidance also establishes a fair value hierarchy that prioritizes the inputs to the respective valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The three levels of the fair value hierarchy are:
•Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
•Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and
•Level 3 - Inputs that are both significant to the fair value measurement and unobservable.
The following section describes the valuation methodologies used by the Company to determine the fair value of the Group’s fixed maturity and short-term investments by asset class:
•U.S. government treasuries fair value based on observable market inputs such as quoted prices, reported trades, quoted prices for similar issuances and benchmark yields;
•U.S. states, territories and municipalities fair value based on observable market inputs such as quoted market prices, quoted prices for similar securities, benchmark yields and credit spreads;
•Non-U.S. sovereign governments and supranationals fair value based on observable market inputs such as quoted market prices, quoted prices for similar securities and models with observable inputs such as benchmark yields and credit spreads and then, where applicable, converted to U.S. dollars using an exchange rate from a nationally recognized source;
•Corporate fair value based on observable market inputs such as quoted market prices, quoted prices for similar securities, benchmark yields and credit spreads;
•Asset-backed and mortgage-backed securities fair value based on observable inputs such as quoted prices, reported trades, quoted prices for similar issuances or benchmark yields and cash flow models using observable inputs such as prepayment speeds, collateral performance and default spreads;
•Short-term investments fair value based on observable market inputs such as quoted prices, reported trades, quoted prices for similar issuances and benchmark yields.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
The following table presents the financial instruments measured at fair value at December 31, 2022 and November 30, 2021:

	2022
(Expressed in thousands of U.S. Dollars)	Level 1	Level 2	Level 3	Total
Fixed maturities:
U.S. government treasuries	$—	$471,851	$—	$471,851
U.S. states, territories and municipalities	—	4,307	—	4,307
Non-U.S. sovereign governments and supranationals	—	12,952	—	12,952
Corporate	—	647,477	—	647,477
Residential mortgage-backed securities - Agency	—	96,410	—	96,410
Residential mortgage-backed securities - Non-agency	—	4,375	—	4,375
Commercial mortgage-backed securities - Non-agency	—	9,219	—	9,219
Other asset-backed securities	—	12,885	—	12,885
Total fixed maturities	—	1,259,476	—	1,259,476
Short-term investments	—	286,111	—	286,111
Total	$—	$1,545,587	$—	$1,545,587

	2021
(Expressed in thousands of U.S. Dollars)	Level 1	Level 2	Level 3	Total
Fixed maturities:
U.S. government treasuries	$—	$308,381	$—	$308,381
U.S. states, territories and municipalities	—	4,758	—	4,758
Non-U.S. sovereign governments and supranationals	—	19,099	—	19,099
Corporate	—	528,467	—	528,467
Residential mortgage-backed securities - Agency	—	177,440	—	177,440
Residential mortgage-backed securities - Non-agency	—	8,717	—	8,717
Commercial mortgage-backed securities - Non-agency	—	987	—	987
Other asset-backed securities	—	7,523	—	7,523
Total fixed maturities	—	1,055,372	—	1,055,372
Short-term investments	—	643,862	—	643,862
Total	$—	$1,699,234	$—	$1,699,234
The carrying values of cash and cash equivalents, restricted cash, accrued investment income, receivables for investments sold, certain other assets, payables for investments purchased, and certain other liabilities approximated their fair values.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
5. Variable Interest Entities
Two Sigma Hamilton Fund
TS Hamilton Fund meets the definition of a VIE principally because the Managing Member does not hold substantive equity at risk in the entity but controls all of the decision making authority over it. Therefore, the Company assessed its ownership in the VIE to determine if it is the primary beneficiary. The Managing Member is a related party to the Company and collectively they hold all of the variable interest. The Company performed an assessment of all relevant facts and circumstances and determined that it is the entity within the related party group for whom substantially all of the activities of the VIE are conducted. As a result, the Company concluded that it is the primary beneficiary of TS Hamilton Fund.
Activity in the non-controlling interest of TS Hamilton Fund was as follows:

	Year Ended	Month Ended	Years Ended
	December 31,	December 31,	November 30,
(Expressed in thousands of U.S. Dollars)	2022	2021	2021	2020
Non-controlling interest - beginning of period	$124	$150	$119	$177
Withdrawals	(68,069)	(23)	(61,629)	(24,988)
Equity in earnings	14	(3)	31	(1)
Incentive allocation	68,050	—	61,629	24,931
Non-controlling interest - end of period	$119	$124	$150	$119
The following table represents the total assets and total liabilities of TS Hamilton Fund at December 31, 2022 and November 30, 2021. Creditors or beneficial interest holders of TS Hamilton Fund have no recourse to the general credit of the Company as the Company’s obligation is limited to the amount of its committed investment.

(Expressed in thousands of U.S. Dollars)	2022	2021
Assets
Cash and cash equivalents	$800,239	$473,461
Short-term investments	264,104	600,268
Investments in Two Sigma Funds, at fair value	740,736	765,388
Receivables for investments sold	—	55,094
Interest and dividends receivable	2,076	535
Total assets	1,807,155	1,894,746

Liabilities
Accounts payable and accrued expenses	291	169
Withdrawal payable	145,738	28,874
Payable for investments purchased	48,095	138,319
Total liabilities	194,124	167,362
Total net assets managed by TS Hamilton Fund	$1,613,031	$1,727,384
The withdrawal payable of $145.7 million and $28.9 million at December 31, 2022 and November 30, 2021, respectively, includes a redemption of $145.7 million and $Nil, respectively, due to Hamilton Re. The net balance is reported on the Company's consolidated balance sheets in “Payables to related parties”.
6. Derivative Instruments
On June 21, 2022, the Company entered into a foreign currency forward contract to mitigate the impact of foreign exchange volatility on earnings. The contract provided for the purchase of £26.4 million for $33.0 million

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
and settled in six equal monthly tranches between July 2022 and December 2022. It was recorded on the balance sheet at fair value. The fair value of the resulting asset or liability was determined with reference to observable market inputs and was classified as Level 2 in the fair value hierarchy.
The Company did not elect to apply hedge accounting. Therefore, the gains or losses resulting from fair value remeasurement at each quarter end were recorded through income in the period to which they related. As at December 31, 2022, the Company had discharged all obligations under the contact and recorded a loss of $1.9 million in “Net foreign exchange gains (losses)” in the consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2022. The net cash flows related to these settlements were recorded through the change in “Accounts payable and accrued expenses and other” in the consolidated statements of cash flows.
7. Change in Fiscal Year End Comparative Reporting
The Company changed its fiscal year end as discussed in Note 2, Summary of Significant Accounting Policies. The following condensed consolidated statements of operations and comprehensive income (loss), condensed consolidated statements of cash flows and consolidated statements of shareholders' equity present the resulting one month transition period ended December 31, 2021 and the comparative results for the one month ended December 31, 2020.
The Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the one month period ended December 31, 2021 and 2020 are as follows:

	One Month Ended
	December 31,
(Expressed in thousands of U.S. Dollars, except per share information)	2021	2020 (unaudited)
Revenues
Net premiums earned	$98,631	$67,498
Net investment income (loss), net of income attributable to non-controlling interest	(36,745)	72,048
Other income (loss)	2,147	3,757
Total revenues	64,033	143,303

Expenses
Losses and loss adjustment expenses	56,650	44,925
Acquisition costs	23,992	17,534
General and administrative expenses	15,682	15,189
Other expenses	2,261	1,570
Total expenses	98,585	79,218

Income (loss) before income tax	(34,552)	64,085
Income tax expense	1,335	664
Net income (loss) attributable to common shareholders	$(35,887)	$63,421

Per share data
Basic earnings (loss) per share attributable to common shareholders	$(0.35)	$0.62
Diluted earnings (loss) per share attributable to common shareholders	$(0.35)	$0.61

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
The Condensed Consolidated Statements of Cash Flows for the one month period ended December 31, 2021 and 2020 are as follows:

	One Month Ended
	December 31,
(Expressed in thousands of U.S. Dollars)	2021	2020 (unaudited)
Net cash used in operating activities	$(33,913)	$(20,765)

Net cash from investing activities	43,088	2,141

Net cash used in financing activities	(23)	(53)

Effect of exchange rate changes on cash and cash equivalents	46	1,409
Net increase (decrease) in cash and cash equivalents	9,198	(17,268)
Cash and cash equivalents and restricted cash, beginning of period	954,928	660,079
Cash and cash equivalents and restricted cash, end of period	$964,126	$642,811
The Consolidated Statements of Shareholders' Equity for the one month period ended December 31, 2021 and 2020 are as follows:

	One Month Ended
	December 31,
(Expressed in thousands of U.S. Dollars)	2021	2020 (unaudited)
Common shares
Balance, beginning and end of period	$1,025	$1,024

Additional paid-in capital
Balance, beginning of period	1,109,205	1,104,803
Repurchases of common shares	—	(34)
Share compensation expense	1,043	830
Balance, end of period	1,110,248	1,105,599

Accumulated other comprehensive loss
Balance, beginning and end of period	(4,441)	(4,441)

Retained earnings
Balance, beginning of period	681,656	495,364
Net income (loss)	(35,890)	78,616
Net income attributable to non-controlling interest	3	(15,195)
Repurchases of common shares	—	(18)
Balance, end of period	645,769	558,767

Total shareholders’ equity	$1,752,601	$1,660,949

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
8. Goodwill and Intangible Assets
The following table provides a summary of the Company's goodwill and intangible assets:

(Expressed in thousands of U.S. Dollars)	Goodwill	Intangible Assets Subject to Amortization	Intangible Assets not Subject to Amortization	Total
Net balance, November 30, 2020	$21,809	$56,736	$37,208	$115,753
Plus: additions	4,011	11,615	—	15,626
Less: impairment	(936)	—	—	(936)
Less: amortization	—	(13,431)	—	(13,431)
Net balance, November 30, 2021	24,884	54,920	37,208	117,012
Plus: additions	—	800	—	800
Less: amortization	—	(1,200)	—	(1,200)
Net balance, December 31, 2021	24,884	54,520	37,208	116,612
Plus: additions	(802)	8,062	—	7,260
Less: impairment	(24,082)	—	—	(24,082)
Less: amortization	—	(12,832)	—	(12,832)
Net balance, December 31, 2022	$—	$49,750	$37,208	$86,958

Gross balance, December 31, 2022	$—	$94,901	$37,208	$132,109
Accumulated amortization	—	(45,151)	—	(45,151)
Net balance, December 31, 2022	$—	$49,750	$37,208	$86,958
In the year ended December 31, 2022, the Company conducted its annual evaluation of recorded goodwill for impairment using both a market model and an income model and concluded that the associated reporting units’ fair value did not exceed their carrying value, and consequently recorded an impairment to goodwill of $24.1 million in our International segment.
In the year ended November 30, 2021, the Company sold a reporting unit and impaired $0.9 million of associated goodwill in our International segment because the consideration received was lower than its carried value.
The impairment charges of $24.1 million and $0.9 million are recorded in the consolidated statement of operations in the line “Impairment of goodwill” for the years ended December 31, 2022 and November 30, 2021, respectively.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
The following tables present the components of goodwill and intangible assets at December 31, 2022 and November 30, 2021:

	2022
(Expressed in thousands of U.S. Dollars)	Gross Balance	Accumulated Amortization and Impairment	Net Balance
Goodwill	$—	$—	$—

Intangible assets subject to amortization
Coverholder and broker relationships	44,515	(14,804)	29,711
Internally developed software	29,698	(10,293)	19,405
Value of business acquired	13,309	(12,675)	634
Managing general agency contracts	7,379	(7,379)	—

Intangible assets not subject to amortization
Lloyd's syndicate capacity	35,583	—	35,583
Licenses	1,625	—	1,625
	$132,109	$(45,151)	$86,958

	2021
(Expressed in thousands of U.S. Dollars)	Gross Balance	Accumulated Amortization and Impairment	Net Balance
Goodwill	$25,820	$(936)	$24,884

Intangible assets subject to amortization
Coverholder and broker relationships	44,515	(10,016)	34,499
Internally developed software	28,121	(13,772)	14,349
Value of business acquired	13,309	(8,556)	4,753
Managing general agency contracts	7,379	(6,060)	1,319

Intangible assets not subject to amortization
Lloyd's syndicate capacity	35,583	—	35,583
Licenses	1,625	—	1,625
	$156,352	$(39,340)	$117,012
The Company's finite-lived intangible assets are amortized on a straight-line basis over their useful lives. As of December 31, 2022, the estimated weighted average amortization period by class consisted of coverholder and broker relationships (10 years), internally-developed software (5 years), and value of business acquired (“VOBA”) (3.5 years). Costs incurred to renew or extend the assets' useful lives are expensed straight-line over the remaining life of the related asset or asset class. The weighted-average amortization period is 3.3 years and the estimated amortization expense for each of the five succeeding fiscal years and thereafter related to these assets is as follows:

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars) Year Ending December 31,	Estimated Amortization Expense
2023	$9,871
2024	9,720
2025	8,826
2026	6,876
2027	6,422
Thereafter	8,035
Total	$49,750
Intangible assets not subject to amortization consist of Lloyd's syndicate capacity and insurance licenses. The Company did not recognize any impairment losses as a result of the annual impairment review of indefinite-lived assets for the year ended December 31, 2022, the month ended December 31, 2021 or the years ended November 30, 2021 and 2020.
9. Reinsurance
The Company purchases reinsurance and other protection to manage its risk portfolio and to reduce its exposure to large losses. The Company currently has in place contracts that provide for recovery of a portion of certain claims and claim expenses, generally in excess of various retentions or on a proportional basis. Amounts recoverable under reinsurance contracts are recorded as assets. The Company remains liable to the extent that any reinsurance company fails to meet its obligations.
The following tables set forth the effect of reinsurance and retrocessional activity on premiums written and earned and on losses and loss adjustment expenses incurred:

	Premiums Written
	Year Ended	Month Ended	Years Ended
	December 31,	December 31,	November 30,
(Expressed in thousands of U.S. Dollars)	2022	2021	2021	2020
Assumed	$709,194	$40,938	$624,470	$481,368
Direct	937,479	80,875	822,081	605,172
Ceded	(424,809)	(23,892)	(361,123)	(357,217)
Net	$1,221,864	$97,921	$1,085,428	$729,323

	Premiums Earned
	Year Ended	Month Ended	Years Ended
	December 31,	December 31,	November 30,
(Expressed in thousands of U.S. Dollars)	2022	2021	2021	2020
Assumed	$670,272	$57,731	$574,155	$528,295
Direct	886,488	64,190	737,982	592,557
Ceded	(413,046)	(23,290)	(369,588)	(413,391)
Net	$1,143,714	$98,631	$942,549	$707,461

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements

	Losses and Loss Adjustment Expenses
	Year Ended	Month Ended	Years Ended
	December 31,	December 31,	November 30,
(Expressed in thousands of U.S. Dollars)	2022	2021	2021	2020
Gross losses and loss adjustment expenses	$1,133,469	$78,691	$768,255	$630,073
Losses and loss adjustment expenses ceded	(375,136)	(22,041)	(127,695)	(124,804)
Net	$758,333	$56,650	$640,560	$505,269
Allowance for Expected Credit Losses
Premiums receivable and paid and unpaid losses recoverable comprise the Company's most significant credit exposures not carried at fair value. The Company has not historically experienced significant credit losses. In determining an allowance for these reinsurance assets, the Company considers historical information in combination with counterparty financial strength ratings and the extent to which they are collateralized. The Company assesses the risk of future default by evaluating current market conditions for the likelihood of default and calculates its provision for current expected credit losses under the probability of default and loss given default methodology.
Premiums Receivable
Premiums receivable are estimated based on policy terms and reports received from the underlying counterparties, supplemented by management's judgment. Due to the nature of the (re)insurance business, the Company routinely receives reports and premiums subsequent to the inception of the coverage period. At December 31, 2022, the Company’s premiums receivable balance, net of credit provisions of $2.9 million, was $522.7 million. At November 30, 2021, the Company’s premiums receivable balance, net of credit provisions of $Nil, was $471.0 million.
Reinsurance Balances Recoverable
Reinsurance balances recoverable is comprised of amounts due from reinsurers based on the claim liabilities associated with the reinsured policy. The Company accrues amounts due from reinsurers based on estimated ultimate contract losses.
At December 31, 2022, the Company’s paid and unpaid reinsurance recoverable balances net of credit provisions were $90.7 million and $1.2 billion, respectively, with a total corresponding provision for current expected credit losses of $0.8 million. At November 30, 2021, the Company’s paid and unpaid reinsurance recoverable balances net of credit provisions were $76.1 million and $1.1 billion, respectively, with a total corresponding provision for current expected credit losses of $Nil.
At December 31, 2022 and November 30, 2021, the distribution of the Company’s paid and unpaid losses and loss adjustment expenses recoverable as categorized by major rating agencies were as follows:

	% of total paid and unpaid losses and loss adjustment expenses recoverable
Classification	December 31, 2022	November 30, 2021
Collateralized	33.8%	47.2%
A- or better	65.6%	52.4%
Below A-	0.6%	0.4%
Total	100.0%	100.0%
At December 31, 2022 and November 30, 2021, the three largest balances by reinsurer accounted for 31%, 17% and 11%, and 43%, 20% and 9%, respectively, of paid and unpaid losses and loss adjustment expenses recoverable.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
Loss Portfolio Transfer
On February 6, 2020, the Company entered into a loss portfolio transfer agreement (the “LPT”), under which the insurance liabilities arising from certain casualty risks for the Lloyd's Years of Account (“YOA”) 2016, 2017 and 2018 were retroceded to a third party in exchange for total premium of $72.1 million. This transaction was accounted for as retroactive reinsurance under which cumulative ceded losses exceeding the LPT premium are recognized as a deferred gain liability and amortized into income over the settlement period of the ceded reserves in proportion to cumulative losses collected over the estimated ultimate reinsurance recoverable. The amount of the deferral is recalculated each reporting period based on updated ultimate loss estimates. Consequently, cumulative adverse development subsequent to the signing of the LPT may result in significant losses from operations until periods when the deferred gain is recognized as a benefit to earnings.
The balance of reinsurance recoverable on unpaid losses due under this LPT was $59.2 million and $93.9 million as at December 31, 2022 and November 30, 2021, respectively. Amortization of the deferred gain was income of $1.9 million, $0.4 million, $18.0 million and $6.3 million in the year ended December 31, 2022, the month ended December 31, 2021 and the years ended November 30, 2021 and 2020, respectively, and was recorded through losses and loss adjustment expenses in accordance with the actual loss payments and updated estimates of ultimate losses of the subject business.
Catastrophe Bond Reinsurance
In 2021, Hamilton Group sponsored an industry loss index-triggered catastrophe bond through the issuance of Series 2020-1 Class A Principal-at-Risk Variable Rate Notes by Easton Re Pte, Ltd. (“Easton Re”). Easton Re provides the Company's operating platforms with multi-year risk transfer capacity of $150 million to protect against named storm and earthquake risk in the United States. The risk period for Easton Re is from January 1, 2021 to December 31, 2023. The Company recorded reinsurance premiums ceded of $6.3 million, $Nil and $7.8 million in the year ended December 31, 2022, the month ended December 31, 2021 and the year ended November 30, 2021, respectively.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
10. Reserve for Losses and Loss Adjustment Expenses
The following table presents a reconciliation of unpaid losses and loss adjustment expenses (“LAE”):

	Year Ended	Month Ended	Years Ended
	December 31,	December 31,	November 30,
(Expressed in thousands of U.S. Dollars)	2022	2021	2021	2020
Gross unpaid losses and loss expenses, beginning of period	$2,415,491	$2,379,027	$2,054,628	$1,957,989
Reinsurance recoverable on unpaid losses	1,112,543	1,118,273	1,076,063	1,087,619
Net unpaid losses and loss expenses, beginning of period	1,302,948	1,260,754	978,565	870,370

Net losses and loss expenses incurred in respect of losses occurring in:
Current year	778,936	56,650	628,781	546,250
Prior years	(20,603)	—	11,779	(40,981)
Total incurred	758,333	56,650	640,560	505,269

Net losses and loss expenses paid in respect of losses occurring in:
Current year	61,649	3,767	55,979	67,774
Prior years	315,537	11,082	255,543	253,038
Total paid	377,186	14,849	311,522	320,812

Retroactive reinsurance recoverable	—	—	—	(93,179)

Foreign currency revaluation and other	(5,683)	393	(46,849)	16,917
Net unpaid losses and loss expenses, end of period	1,678,412	1,302,948	1,260,754	978,565
Reinsurance recoverable on unpaid losses	1,177,863	1,112,543	1,118,273	1,076,063
Gross unpaid losses and loss expenses, end of period	$2,856,275	$2,415,491	$2,379,027	$2,054,628
Net favorable prior year development of $20.6 million for the year ended December 31, 2022 was comprised of $17.4 million and $3.2 million of favorable prior year development on catastrophe and attritional losses, respectively. See below for further details:
•Net favorable development of $36.9 million on specialty contracts, driven by reductions in loss estimates across multiple classes;
•Net favorable development of $0.4 million on property contracts, related to $9.5 million of favorable development on Hurricane Ida that was partially offset by $7.0 million of unfavorable attritional loss development and $2.1 million of unfavorable development on various other catastrophes; partially offset by
•Net unfavorable development of $23.7 million on casualty lines of business, primarily related to discontinued business.
In addition, casualty business protected by the LPT discussed in Note 9, Reinsurance, recorded favorable gross development which was partially offset by amortization of the associated deferred gain, resulting in a net positive earnings impact of $7.0 million.
There was no prior year development for the month ended December 31, 2021.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
Net unfavorable prior year development of $11.8 million for the year ended November 30, 2021 was comprised of $19.9 million of unfavorable prior year development on catastrophe losses, partially offset by $8.1 million of favorable prior year development on attritional losses. See below for further details:
•Net unfavorable development of $23.2 million on property contracts, driven by increases in loss estimates for Covid-19 and Hurricanes Laura, Sally, and Zeta;
•Net unfavorable development of $15.2 million on casualty contracts, driven by increased loss estimates; partially offset by
•Net favorable development of $33.4 million on specialty contracts, driven by lower than expected loss experience; and
•Net favorable development of $7.8 million on loss adjustment reserves related to the 2019 business acquisition.
In addition, casualty business protected by the LPT discussed in Note 9, Reinsurance, recorded unfavorable gross development which was partially offset by amortization of the associated deferred gain, resulting in a net negative earnings impact of $14.6 million.
Net favorable prior year development of $41.0 million for the year ended November 30, 2020 was primarily comprised of $24.9 million and $16.1 million of favorable prior year development on attritional and catastrophe losses, respectively. See below for further details:
•Net favorable development of $22.5 million on specialty contracts as a result of lower than expected loss experience;
•Net favorable development of $20.2 million on property contracts as a result of reductions in loss estimates for Hurricanes Harvey, Irma and Maria and other catastrophe events, along with lower than expected attritional losses; partially offset by
•Net unfavorable development of $1.7 million on casualty contracts, net of amortization of the gain on the loss portfolio transfer referenced below.
Reinsurance recoverable on unpaid losses related to the LPT discussed in Note 9, Reinsurance was recognized for the year ended December 31, 2022 in the reconciliation of beginning and ending gross and net loss and LAE reserves presented above.
The Company amortized acquisition costs of $271.2 million, $24.0 million, $229.2 million and $168.3 million for the year ended December 31, 2022, the month ended December 31, 2021 and the years ended November 30, 2021 and 2020, respectively.
Ukraine Conflict
The estimate of net reserves for losses and loss adjustment expenses related to the ongoing Ukraine conflict is subject to significant uncertainty. As at December 31, 2022 and November 30, 2021, our recorded reserves relating to the Ukraine conflict totaled $79.3 million and $Nil, respectively.
Covid-19
Our Covid-19 losses also remain subject to significant uncertainty and review. Actual ultimate losses for these events may differ materially from the Company's current estimates. As at December 31, 2022 and November 30, 2021, our recorded reserves relating to Covid-19 totaled $39.0 million and $59.6 million, respectively.
While the Company believes, based on current facts and circumstances, that its estimates of net reserves for losses and loss expenses are adequate for losses and loss adjustment expenses that have been incurred at December 31, 2022, the Company will continue to monitor its assumptions as new information becomes available

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
and will adjust its estimate of net reserves for losses and loss adjustment expenses as appropriate. Actual ultimate losses for these events may differ materially from the Company's current estimates.
Reserving
The Company's reserve for losses and loss expenses consists of case reserves and IBNR reserves. Case reserves are reserves for reported losses and loss expenses that have not yet been settled. IBNR are reserves for incurred but not reported losses and loss expenses, and include reserves for reported losses in excess of case reserves.
Case Reserves
For reinsurance business, the Company typically receives loss notifications from its cedants in the form of loss bordereaux or individual loss notifications. These notifications generally include varying amounts of information about the nature and quantum of the loss, including paid amounts and estimates of outstanding loss. The Company records the estimates of outstanding loss from its cedants as case reserves. Typically there is a timing lag between the cedant establishing a reserve and notifying the loss to the Company. In addition, different cedants have different claims handling practices which result in case reserve estimates that vary in the level of embedded prudence.
For insurance business, the Company records a case reserve for the estimated amount of settlement. This amount is based on the judgment of the Company’s claims team and takes into account the class of business, nature of the claim and, if appropriate, the advice of specialist legal counsel and external loss adjusters, and includes the estimated expenses of settling the claim, such as legal and other fees. The Company may sometimes use third party claims administrators to handle claims and set case reserves, within defined authority levels and service level agreements. In syndicated markets such as Lloyd’s, the Company’s case reserve will be based in part on information provided by the lead insurer, where the Company is not an agreement party. Any adjustments to case reserves are accounted for as changes in estimates and recorded in the period in which such changes are identified.
IBNR Reserves
The Company establishes IBNR reserves for large events based on a number of different factors, including discussions with brokers and cedants, proprietary loss modelling and pricing software, estimates of market loss and market share, experience from historical large events and other information that can guide the estimates of loss reserves. Our actuaries may use other approaches in addition to those described, and supplement these methods with judgement where they deem appropriate, depending upon the characteristics of the class of business and available data. These estimates are reviewed periodically as new information emerges.
IBNR reserves for attritional losses are established using actuarial loss reserving techniques. These techniques include the loss development factor method, Bornheutter Ferguson method, the Initial Expected Loss Ratio method, and other techniques. These techniques rely on estimates of paid and reported loss development patterns and estimates of the loss ratio at the inception of the contract. The Company’s actuaries review the estimates of IBNR reserves on a quarterly basis and adjust the estimates as new information becomes available. Any such adjustments are accounted for as changes in estimates and recorded in the periods in which they become known.
To establish IBNR reserves for attritional losses, contracts are grouped into cohorts, or reserving classes, that have similar coverage, inception period and loss reporting characteristics. The paid and reported losses for these reserving classes are tracked over time against expectations and against the actuarial loss reserving indications and IBNR reserve selected for each cohort.
Claims Development and Frequency
For incurred and paid accident year claims denominated in foreign currency, the Company used the current year-end balance sheet foreign exchange rate for all periods provided, thereby eliminating the effects of changes in foreign currency translation rates from the incurred and paid accident year claims development information included in the following tables.
In determining the cumulative number of reported claims, the Company measures claim counts on its insurance business by individual claimant where information is available. The claim counts include all claims reported where

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
the Company has identified a potential liability for the claim even if there is no existing reserve. Reinsurance business is typically written under either proportional (quota share arrangements) or non-proportional arrangements (excess of loss or other facultative covers).
The Company typically does not have direct access to claim frequency information underlying its assumed quota share arrangements, given the nature of that business. In addition, multiple claims are often aggregated by the ceding company before being reported to the Company. The Company generally does not use claim frequency information in the determination of loss reserves or for other internal purposes relating to proportional business. In addition, the nature, size, terms and conditions of contracts entered into by the Company may change from one accident year to the next and the quantum of contractual or policy limits, and accordingly, the potential amount of losses and loss adjustment expenses associated with a reported claim, can range from nominal to significant, and therefore the Company does not believe providing claims frequency information is practicable as it relates to its proportional business.
The Company has developed claims frequency information associated with its non-proportional reinsurance contracts. In determining claims frequency for its excess-of-loss reinsurance contracts, claims counts include all claims reported by each insured where a reserve for losses and loss adjustment expenses has been recorded. The Company has assumed that claims below the loss layer of a contract are excluded; if an insured's claim impacts multiple layers of a contract, the Company considers each impact to be a separate claim, and for an insured loss impacting more than one operating subsidiary, each impact is considered a separate claim.
Claims Development
The information provided herein about incurred and paid accident year claims development, net of reinsurance, for the periods ended prior to December 31, 2022 and the annual percentage payouts of incurred claims by age, net of reinsurance, is presented as supplementary information. The following tables show the paid and incurred loss development by broad classification based on groupings of contracts that are similar in coverage and duration:

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
International Property
(Expressed in thousands of U.S. Dollars, except claim count)

	Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance
	For the years ended								As of December 31, 2022
	November 30,							December 31,	IBNR(1)	Cumulative Number of Reported Claims
Accident year	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018 (unaudited)	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022
2015	$1	$1	$1	$—	$—	$—	$—	$—	$—	—
2016		7,527	6,551	6,212	6,351	6,011	7,155	7,261	17	903
2017			38,379	42,986	44,911	41,819	41,260	41,224	25	992
2018				24,037	26,191	24,873	24,537	24,542	237	1,116
2019					32,695	33,895	36,609	36,672	7,949	1,206
2020						134,743	144,201	143,676	16,028	1,958
2021							113,813	124,917	35,490	1,446
2022								81,324	46,579	598
							Total	$459,616	$106,325	8,219
(1)	Total of incurred but not reported liabilities plus expected development on reported claims

	Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance
	For the years ended
	November 30,							December 31,
Accident year	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018 (unaudited)	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022
2015	$—	$—	$—	$—	$—	$—	$—	$—
2016		171	3,428	4,567	6,668	7,049	6,891	7,003
2017			9,249	29,283	34,363	40,193	39,984	40,832
2018				1,322	12,036	17,340	20,053	20,905
2019					8,307	21,106	20,940	25,818
2020						24,365	90,859	115,587
2021							23,564	63,784
2022								9,996
							Total	$283,925
Liabilities for unpaid losses and loss adjustment expenses, net of reinsurance								$175,691

	Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance(1)
Years	1 (unaudited)	2 (unaudited)	3 (unaudited)	4 (unaudited)	5 (unaudited)	6 (unaudited)	7 (unaudited)
	17%	41%	14%	14%	1%	1%	2%
(1)	Unaudited supplementary information

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
International Casualty
(Expressed in thousands of U.S. Dollars, except claim count)
The following table discloses losses incurred, losses paid and claims data excluding the impact of the loss portfolio transfer discussed in further detail in Note 9, Reinsurance.

	Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance
	For the years ended								As of December 31, 2022
	November 30,							December 31,	IBNR(1)	Cumulative Number of Reported Claims
Accident year	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018 (unaudited)	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022
2015	$—	$—	$—	$—	$—	$—	$—	$—	$—	—
2016		171	278	243	342	342	342	388	—	32
2017			648	5,187	7,354	6,332	5,857	5,121	562	73
2018				302	5,276	4,926	4,342	3,714	303	338
2019					18,243	15,759	15,099	13,178	2,623	2,107
2020						24,285	21,604	15,785	3,749	2,251
2021							94,633	105,005	80,112	2,249
2022								134,985	127,597	1,518
							Total	$278,176	$214,946	8,568
(1)	Total of incurred but not reported liabilities plus expected development on reported claims

	Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance
	For the years ended
	November 30,							December 31,
Accident year	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018 (unaudited)	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022
2015	$—	$—	$—	$—	$—	$—	$—	$—
2016		—	—	82	—	—	—	—
2017			—	22	629	2,285	2,406	3,964
2018				35	384	1,787	2,670	3,286
2019					57	1,097	3,969	9,943
2020						3,226	8,121	11,400
2021							641	9,493
2022								2,804
							Total	$40,890
Liabilities for unpaid losses and loss adjustment expenses, net of reinsurance								$237,286

	Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance(1)
Years	1 (unaudited)	2 (unaudited)	3 (unaudited)	4 (unaudited)	5 (unaudited)	6 (unaudited)	7 (unaudited)
	2%	11%	22%	38%	8%	28%	—%
(1)	Unaudited supplementary information

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
International Specialty
(Expressed in thousands of U.S. Dollars, except claim count)

	Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance
	For the years ended								As of December 31, 2022
	November 30,							December 31,	IBNR(1)	Cumulative Number of Reported Claims
Accident year	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018 (unaudited)	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022
2015	$—	$93	$138	$218	$212	$144	$149	$94	$—	65
2016		2,534	4,771	5,383	5,232	5,370	3,668	3,367	46	766
2017			22,378	17,430	16,943	15,256	22,030	25,397	694	1,300
2018				32,119	31,221	29,935	33,727	38,471	1,291	2,032
2019					109,674	113,410	107,784	102,711	12,555	3,371
2020						124,196	118,761	108,859	14,753	2,504
2021							131,761	141,006	72,956	2,799
2022								138,981	114,131	1,465
							Total	$558,886	$216,426	14,302
(1)	Total of incurred but not reported liabilities plus expected development on reported claims

	Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance
	For the years ended
	November 30,							December 31,
Accident year	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018 (unaudited)	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022
2015	$—	$16	$62	$119	$147	$150	$150	$94
2016		248	2,141	4,000	3,098	3,446	3,600	3,265
2017			2,427	8,992	16,986	21,763	21,256	23,043
2018				2,054	17,209	31,130	31,337	36,128
2019					14,196	60,774	80,376	82,196
2020						12,355	53,723	85,944
2021							9,897	47,587
2022								9,426
							Total	$287,683
Liabilities for unpaid losses and loss adjustment expenses, net of reinsurance								$271,203

	Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance(1)
Years	1 (unaudited)	2 (unaudited)	3 (unaudited)	4 (unaudited)	5 (unaudited)	6 (unaudited)	7 (unaudited)
	9%	36%	27%	4%	7%	7%	(10)%
(1)	Unaudited supplementary information

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
Bermuda Property
(Expressed in thousands of U.S. Dollars, except claim count)

	Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance
	For the years ended										As of December 31, 2022
	November 30,									December 31,	IBNR(1)	Cumulative Number of Reported Claims
Accident year	2013 (unaudited)	2014 (unaudited)	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018 (unaudited)	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022
2013	$15,447	$14,779	$12,065	$10,948	$9,567	$9,476	$9,391	$9,392	$9,362	$9,289	$—	33
2014		19,416	20,563	19,374	17,946	17,757	17,758	17,685	17,426	17,441	—	49
2015			29,519	17,011	12,653	12,192	7,827	6,494	6,468	6,439	—	41
2016				56,248	38,990	37,658	36,065	35,206	36,424	35,695	14	107
2017					100,808	98,162	93,383	81,054	79,495	83,424	546	271
2018						74,381	85,136	80,040	79,676	74,477	1,517	233
2019							30,184	51,466	59,615	59,190	3,627	140
2020								113,075	121,358	125,985	29,733	270
2021									146,217	161,350	35,011	192
2022										179,681	88,714	128
									Total	$752,971	$159,162	1,464
(1)	Total of incurred but not reported liabilities plus expected development on reported claims

	Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance
	For the years ended
	November 30,									December 31,
Accident year	2013 (unaudited)	2014 (unaudited)	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018 (unaudited)	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022
2013	$4,295	$6,136	$8,345	$8,874	$9,036	$9,115	$9,163	$9,226	$9,238	$9,246
2014		8,047	14,310	15,920	16,592	17,005	17,240	17,313	17,377	17,404
2015			1,775	4,664	5,163	5,297	5,417	5,608	5,630	5,646
2016				12,840	25,596	29,623	31,685	32,882	33,985	34,609
2017					24,533	90,864	71,190	82,940	71,795	75,524
2018						12,631	71,557	85,660	67,547	65,583
2019							2,401	32,433	38,002	46,504
2020								13,253	48,246	75,445
2021									16,080	71,293
2022										35,261
									Total	$436,515
			Liabilities for unpaid losses and loss adjustment expenses, net of reinsurance							$316,456

	Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance(1)
Years	1 (unaudited)	2 (unaudited)	3 (unaudited)	4 (unaudited)	5 (unaudited)	6 (unaudited)	7 (unaudited)	8 (unaudited)	9 (unaudited)
	17%	47%	9%	2%	(5)%	4%	1%	—%	—%
(1)	Unaudited supplementary information

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
Bermuda Casualty
(Expressed in thousands of U.S. Dollars, except claim count)

	Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance
	For the years ended										As of December 31, 2022
	November 30,									December 31,	IBNR(1)	Cumulative Number of Reported Claims
Accident year	2013 (unaudited)	2014 (unaudited)	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018 (unaudited)	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022
2013	$2,201	$2,758	$2,911	$2,501	$3,613	$4,356	$4,339	$4,373	$4,627	$4,614	$473	1
2014		13,350	13,408	18,549	12,726	18,046	19,772	16,296	16,381	16,471	2,492	4
2015			19,729	18,378	31,615	30,393	38,660	39,400	50,637	49,605	6,794	34
2016				44,749	49,940	54,318	54,682	56,924	56,405	60,392	10,257	7
2017					84,837	96,428	101,569	105,642	113,664	126,268	18,135	35
2018						101,456	115,700	123,194	121,754	131,788	40,801	24
2019							85,424	96,091	101,499	100,652	46,126	14
2020								81,650	84,233	88,184	54,276	19
2021									69,689	79,033	61,488	7
2022										110,285	106,171	3
									Total	$767,292	$347,013	148
(1)	Total of incurred but not reported liabilities plus expected development on reported claims

	Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance
	For the years ended
	November 30,									December 31,
Accident year	2013 (unaudited)	2014 (unaudited)	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018 (unaudited)	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022
2013	$55	$229	$572	$958	$1,872	$2,243	$2,607	$2,890	$3,587	$3,644
2014		776	2,026	3,330	4,687	6,223	10,512	12,847	13,336	13,846
2015			708	2,111	3,569	11,246	16,953	18,828	25,671	34,198
2016				1,541	5,169	12,678	20,504	27,103	35,482	39,381
2017					3,792	10,961	22,829	50,471	70,548	91,855
2018						3,782	22,800	50,903	66,889	70,939
2019							3,965	11,094	23,445	36,161
2020								5,415	14,493	19,712
2021									1,934	4,523
2022										696
									Total	$314,955
		Liabilities for unpaid losses and loss adjustment expenses, net of reinsurance								$452,337

	Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance(1)
Years	1 (unaudited)	2 (unaudited)	3 (unaudited)	4 (unaudited)	5 (unaudited)	6 (unaudited)	7 (unaudited)	8 (unaudited)	9 (unaudited)
	3%	8%	12%	15%	10%	14%	10%	13%	6%
(1)	Unaudited supplementary information

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
Bermuda Specialty
(Expressed in thousands of U.S. Dollars, except claim count)

	Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance
	For the years ended										As of December 31, 2022
	November 30,									December 31,	IBNR(1)	Cumulative Number of Reported Claims
Accident year	2013 (unaudited)	2014 (unaudited)	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018 (unaudited)	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022
2013	$1,742	$2,284	$827	$571	$819	$781	$709	$674	$654	$616	$6	3
2014		11,857	12,478	10,293	8,377	9,123	8,865	8,730	8,612	8,540	28	19
2015			27,712	26,686	19,343	19,237	17,465	16,820	15,383	15,672	143	38
2016				38,154	34,874	28,962	23,201	19,849	16,860	15,845	641	56
2017					57,589	44,200	36,282	29,613	24,478	26,821	1,031	72
2018						58,780	52,596	48,410	45,130	38,665	2,465	88
2019							62,269	56,106	48,836	49,031	(1,376)	99
2020								63,214	56,809	52,160	9,458	88
2021									53,754	46,017	33,638	9
2022										117,554	111,677	16
									Total	$370,921	$157,711	488
(1)	Total of incurred but not reported liabilities plus expected development on reported claims

	Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance
	For the years ended
	November 30,									December 31,
Accident year	2013 (unaudited)	2014 (unaudited)	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018 (unaudited)	2019 (unaudited)	2020 (unaudited)	2021 (unaudited)	2022
2013	$14	$438	$406	$425	$517	$583	$590	$589	$587	$587
2014		2,218	7,196	6,767	6,362	7,454	7,503	7,519	8,208	8,313
2015			3,330	8,638	13,136	13,115	14,192	14,397	14,432	14,767
2016				2,938	8,661	5,632	10,814	13,116	13,589	13,810
2017					2,217	10,194	14,114	16,417	17,726	22,638
2018						7,607	19,326	25,826	28,223	27,789
2019							6,373	20,505	29,083	36,472
2020								9,160	25,585	32,653
2021									3,862	7,248
2022										3,465
									Total	$167,742
				Liabilities for unpaid losses and loss adjustment expenses, net of reinsurance						$203,179

	Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance(1)
Years	1 (unaudited)	2 (unaudited)	3 (unaudited)	4 (unaudited)	5 (unaudited)	6 (unaudited)	7 (unaudited)	8 (unaudited)	9 (unaudited)
	11%	28%	13%	11%	5%	8%	1%	4%	1%
(1)	Unaudited supplementary information

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
Reconciliation

December 31,
(Expressed in thousands of U.S. Dollars)	2022
Net outstanding liabilities
International - Property	$175,691
International - Casualty	237,286
International - Specialty	271,203
Bermuda - Property	316,456
Bermuda - Casualty	452,337
Bermuda - Specialty	203,179
Liabilities for unpaid losses and loss adjustment expenses, net of reinsurance	1,656,152

Reinsurance recoverable on unpaid claims
International - Property	86,890
International - Casualty	642,250
International - Specialty	157,007
Bermuda - Property	67,328
Bermuda - Casualty	153,053
Bermuda - Specialty	71,335
Total reinsurance recoverable on unpaid claims	1,177,863

Other insurance lines	(1,738)
Unallocated loss adjustment expenses	23,998
22,260

Total gross liability for unpaid losses and loss adjustment expenses	$2,856,275

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
11. Segment Reporting
We have determined our reportable business segments based on the information used by management in assessing performance and allocating resources to underwriting operations. We have identified two reportable business segments - International and Bermuda. Each of our identified reportable segments has a Chief Executive Officer who is responsible for the overall profitability of their segment and who regularly reports and is directly accountable to the chief operating decision maker: the Chief Executive Officer of the consolidated group.
We evaluate reportable segment performance based on their respective underwriting income or loss. Underwriting income or loss is calculated as net earned premium less losses and loss adjustment expenses, acquisition costs, and other underwriting expenses (a component of general and administrative expenses), net of third party fee income (a component of other income). General and administrative expenses not incurred by the reportable segments are included in corporate and other expenses as part of the reconciliation of net underwriting income or loss to net income or loss attributable to common shareholders. As we do not manage our assets by segment, investment income and assets are not allocated to reportable segments.
Our core business is underwriting and our underwriting results are reflected in our reportable segments: (1) International, which is comprised of property, specialty and casualty insurance and reinsurance classes of business originating from the Company’s London, Dublin, and Hamilton Select operations; and (2) Bermuda, which is comprised of property, specialty and casualty insurance and reinsurance classes of business originating from Hamilton Re, Bermuda and Hamilton Re US and subsidiaries. We consider many factors, including the nature of each segment’s products, client types, production sources, distribution methods and the regulatory environment, in determining the aggregated operating segments.
Corporate includes net realized and unrealized gains (losses) on investment, net investment income (loss), net gain (loss) on sale of equity method investment, other income (loss) not incurred by the reportable segments, net foreign exchange gain (loss), general and administrative expenses not incurred by reportable segments, amortization of intangible assets, impairment of goodwill, interest expense, and income tax expense (benefit).

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars)
Year Ended December 31, 2022	International	Bermuda	Corporate	Total
Gross premiums written	$933,241	$713,432	$—	$1,646,673
Net premiums written	$635,773	$586,091	$—	$1,221,864
Net premiums earned	$623,047	$520,667	$—	$1,143,714
Third-party fee income	11,430	201	—	11,631
Losses and loss adjustment expenses	335,484	422,849	—	758,333
Acquisition costs	170,571	100,618	—	271,189
Other underwriting expenses	108,239	49,301	—	157,540
Underwriting income (loss)	$20,183	$(51,900)	$—	(31,717)
Net realized and unrealized gains (losses) on investments			85,634	85,634
Net investment income (loss)			(20,764)	(20,764)
Net gain on sale of equity method investment			6,991	6,991
Other income (loss), excluding third party fee income			(315)	(315)
Net foreign exchange gains (losses)			6,137	6,137
Corporate expenses			(20,142)	(20,142)
Impairment of goodwill			(24,082)	(24,082)
Amortization of intangible assets			(12,832)	(12,832)
Interest expense			(15,741)	(15,741)
Income (loss) before income tax				(26,831)
Income tax expense			3,104	3,104
Net income (loss)				(29,935)
Net income (loss) attributable to non-controlling interest			68,064	68,064
Net income (loss) attributable to common shareholders				$(97,999)

Key Ratios
Attritional loss ratio - current year	50.9%	52.9%		51.8%
Attritional loss ratio - prior year development	(4.8)%	5.1%		(0.3)%
Catastrophe loss ratio - current year	7.2%	27.1%		16.3%
Catastrophe loss ratio - prior year development	0.5%	(3.9)%		(1.5)%
Net loss and loss adjustment expense ratio	53.8%	81.2%		66.3%
Acquisition cost ratio	27.4%	19.3%		23.7%
Other underwriting expense ratio	15.5%	9.4%		12.8%
Combined ratio	96.7%	109.9%		102.8%

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars)
One Month Ended December 31, 2021	International	Bermuda	Corporate	Total
Gross premiums written	$87,294	$34,519	$—	$121,813
Net premiums written	$67,599	$30,322	$—	$97,921
Net premiums earned	$62,372	$36,259	$—	$98,631
Third-party fee income	1,386	(37)	—	1,349
Losses and loss adjustment expenses	33,888	22,762	—	56,650
Acquisition costs	17,192	6,800	—	23,992
Other underwriting expenses	10,377	3,480	—	13,857
Underwriting income (loss)	$2,301	$3,180	$—	5,481
Net realized and unrealized gains (losses) on investments			(33,526)	(33,526)
Net investment income (loss)			(3,222)	(3,222)
Net gain on sale of equity method investment			—	—
Other income (loss), excluding third party fee income			782	782
Net foreign exchange gains (losses)			16	16
Corporate expenses			(1,825)	(1,825)
Impairment of goodwill			—	—
Amortization of intangible assets			(1,200)	(1,200)
Interest expense			(1,061)	(1,061)
Income (loss) before income tax				(34,555)
Income tax expense			1,335	1,335
Net income (loss)				(35,890)
Net income (loss) attributable to non-controlling interest			(3)	(3)
Net income (loss) attributable to common shareholders				$(35,887)

Key Ratios
Attritional loss ratio - current year	46.1%	51.3%		48.0%
Attritional loss ratio - prior year development	—%	—%		—%
Catastrophe loss ratio - current year	8.2%	11.5%		9.4%
Catastrophe loss ratio - prior year development	—%	—%		—%
Net loss and loss adjustment expense ratio	54.3%	62.8%		57.4%
Acquisition cost ratio	27.6%	18.8%		24.3%
Other underwriting expense ratio	14.4%	9.7%		12.7%
Combined ratio	96.3%	91.3%		94.4%

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars)
Year Ended November 30, 2021	International	Bermuda	Corporate	Total
Gross premiums written	$892,292	$554,259	$—	$1,446,551
Net premiums written	$640,816	$444,612	$—	$1,085,428
Net premiums earned	$557,139	$385,410	$—	$942,549
Third-party fee income	20,672	350	—	21,022
Losses and loss adjustment expenses	352,859	287,701	—	640,560
Acquisition costs	154,969	74,244	—	229,213
Other underwriting expenses	112,055	37,767	—	149,822
Underwriting income (loss)	(42,072)	(13,952)	$—	(56,024)
Net realized and unrealized gains (losses) on investments			352,193	352,193
Net investment income (loss)			(43,217)	(43,217)
Net gain on sale of equity method investment			54,557	54,557
Other income (loss), excluding third party fee income			(11)	(11)
Net foreign exchange gains (losses)			6,442	6,442
Corporate expenses			(22,472)	(22,472)
Impairment of goodwill			(936)	(936)
Amortization of intangible assets			(13,431)	(13,431)
Interest expense			(14,897)	(14,897)
Income (loss) before income tax				262,204
Income tax expense			12,365	12,365
Net income (loss)				249,839
Net income (loss) attributable to non-controlling interest			61,660	61,660
Net income (loss) attributable to common shareholders				$188,179

Key Ratios
Attritional loss ratio - current year	50.4%	52.0%		51.1%
Attritional loss ratio - prior year development	0.1%	(2.3)%		(0.9)%
Catastrophe loss ratio - current year	10.7%	22.8%		15.7%
Catastrophe loss ratio - prior year development	2.1%	2.1%		2.1%
Net loss and loss adjustment expense ratio	63.3%	74.6%		68.0%
Acquisition cost ratio	27.8%	19.3%		24.3%
Other underwriting expense ratio	16.4%	9.7%		13.7%
Combined ratio	107.5%	103.6%		106.0%

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars)
Year Ended November 30, 2020	International	Bermuda	Corporate	Total
Gross premiums written	$661,541	$424,999	$—	$1,086,540
Net premiums written	$465,365	$263,958	$—	$729,323
Net premiums earned	$416,957	$290,504	$—	$707,461
Third-party fee income	15,625	—	—	15,625
Losses and loss adjustment expenses	271,447	233,822	—	505,269
Acquisition costs	110,266	58,061	—	168,327
Other underwriting expenses	95,434	31,435	—	126,869
Underwriting income (loss)	$(44,565)	$(32,814)	$—	(77,379)
Net realized and unrealized gains (losses) on investments			5,701	5,701
Net investment income (loss)			(38,600)	(38,600)
Net gain on sale of equity method investment			—	—
Other income (loss), excluding third party fee income			97	97
Net foreign exchange gains (losses)			(9,540)	(9,540)
Corporate expenses			(22,905)	(22,905)
Impairment of goodwill			—	—
Amortization of intangible assets			(12,489)	(12,489)
Interest expense			(18,910)	(18,910)
Income (loss) before income tax				(174,025)
Income tax expense			11,492	11,492
Net income (loss)				(185,517)
Net income (loss) attributable to non-controlling interest			24,930	24,930
Net income (loss) attributable to common shareholders				$(210,447)

Key Ratios
Attritional loss ratio - current year	50.2%	62.0%		55.0%
Attritional loss ratio - prior year development	(1.9)%	(5.9)%		(3.5)%
Catastrophe loss ratio - current year	17.7%	28.6%		22.2%
Catastrophe loss ratio - prior year development	(0.9)%	(4.2)%		(2.3)%
Net loss and loss adjustment expense ratio	65.1%	80.5%		71.4%
Acquisition cost ratio	26.4%	20.0%		23.8%
Other underwriting expense ratio	19.1%	10.8%		15.7%
Combined ratio	110.6%	111.3%		110.9%

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
The following table presents gross premiums written by the geographical location of the Company's subsidiaries:

	Year Ended	Month Ended	Years Ended
(Expressed in thousands of U.S. Dollars)	December 31, 2022	December 31, 2021	November 30, 2021	November 30, 2020
International
Lloyd's of London	$561,432	$49,405	$559,914	$469,496
Ireland	345,088	37,889	332,378	192,045
U.S.	26,721	—	—	—
Total International	933,241	87,294	892,292	661,541
Bermuda	713,432	34,519	554,259	424,999
Total	$1,646,673	$121,813	$1,446,551	$1,086,540
12. Debt and Credit Facilities
Debt
On June 23, 2022, Hamilton Group renewed its unsecured $150 million term loan credit arrangement, as amended from time to time (the “Facility”), with various lenders as arranged by Wells Fargo Securities, LLC. All or a portion of the loan issued under the renegotiated Facility bears interest at either (a) the Base Rate plus the Applicable Margin or (b) the Adjusted Term SOFR rate plus the Applicable Margin, at Hamilton Group's discretion. In the event of default, an additional 2% interest in excess of (a) or (b) will be levied, not to exceed the highest rate permissible under applicable law, and certain types of loans may not be available for borrowing by Hamilton Group under the Facility. The Facility matures on June 23, 2025, unless accelerated pursuant to the terms of the Facility, and it contains usual and customary representations, warranties, conditions and covenants for bank loan facilities of this type. The Facility also contains certain financial covenants which cap the ratio of consolidated debt to capital and require that Hamilton Group maintain a certain minimum consolidated net worth. The net worth requirement is recalculated effective as of the end of each fiscal quarter. As of December 31, 2022, the outstanding loan balance was $150.0 million, the unamortized issuance costs were $0.3 million and the Company was in compliance with all covenants.
Debt issuance costs are amortized over the period of time during which the Facility is outstanding, as an offset to investment income. The Company amortized debt issuance costs of $0.2 million or less in each of the year ended December 31, 2022, the month ended December 31, 2021 and the years ended November 30, 2021 and 2020.
The Facility was recorded at amortized cost of $149.7 million and $149.9 million at December 31, 2022 and November 30, 2021, respectively. The fair value of the Facility of $150.8 million and $149.6 million at December 31, 2022 and November 30, 2021, respectively. The Company’s debt is classified as Level 3 within the fair value hierarchy because it is valued using an income approach, which utilizes a discounted cash flow technique that considers the credit profile of the Company.
Credit Facilities
The Company has several available letter of credit facilities and a revolving loan facility provided by commercial banks. The letter of credit facilities are utilized to provide collateral to reinsureds of Hamilton Re and its affiliates to the extent required under reinsurance agreements and to support capital requirements at Lloyd’s.
On June 23, 2022, Hamilton Group and Hamilton Re amended and restated their unsecured credit agreement with a syndication of lenders (the “Unsecured Facility”). Under the Unsecured Facility, the lenders have agreed to provide up to an aggregate of $415 million of letter of credit capacity for Hamilton Re, up to $150 million of which may be utilized for revolving loans to be issued to Hamilton Group. To the extent such loans are issued, the available letter of credit capacity shall decrease proportionally, such that the aggregate credit exposure for the lenders under the credit agreement is $415 million. Capacity is provided by Wells Fargo, National Association, Truist Bank, BMO Harris Bank N.A., Commerzbank AG, New York Branch, HSBC Bank USA, N. A., and

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
Barclays Bank PLC. Unless renewed or otherwise terminated in accordance with its terms, the Unsecured Facility is scheduled to terminate on June 23, 2025. At December 31, 2022, there were no loan amounts outstanding under this facility.
On August 13, 2021, Hamilton Re and HIDAC entered into a committed letter of credit facility agreement with Bank of Montreal (“BMO”), with Hamilton Group as guarantor, under which BMO agreed to make available a secured letter of credit facility of $50 million for a term that will expire on August 13, 2023.
On October 27, 2022, Hamilton Re amended its letter of credit facility agreement with UBS AG (“UBS”) under which UBS and certain of its affiliates agreed to make available to Hamilton Re a secured letter of credit facility of $100 million for a term that will expire on October 27, 2023.
In addition, Hamilton Re is the borrower under a $205 million unsecured letter of credit facility agreement that it utilizes to provide Funds at Lloyd's (“FAL”) (“FAL LOC Facility”) to support the FAL requirements of Syndicate 4000. Capacity is provided by Barclays Bank PLC, ING Bank N.V., London Branch, and Bank of Montreal, London Branch.
The Company’s obligations under its credit facilities require Hamilton Group, Hamilton Re and the other parties thereto to comply with various financial and reporting covenants. All applicable entities were in compliance with all such covenants at December 31, 2022.
Certain of the Company's credit facilities are secured by pledged interests in the TS Hamilton Fund or the Company's fixed income security portfolio or cash. The Company’s credit facilities at December 31, 2022, and associated securities pledged, were as follows:

(Expressed in thousands of U.S. Dollars)	2022
Available letter of credit and revolving loan facilities - commitments	$885,477
Available letter of credit and revolving loan facilities - in use	654,412

Security pledged under letter of credit and revolving loan facilities:
Pledged interests in TS Hamilton Fund	$239,087
Pledged interests in fixed income portfolio	182,313
Cash	5,364
The Company has recognized interest expense related to the above debt and credit facilities of $15.7 million, $1.1 million, $14.9 million and $18.9 million for the year ended December 31, 2022, the month ended December 31, 2021 and the years ended November 30, 2021 and 2020, respectively.
13. Share Capital
Authorized and Issued
Hamilton Group’s share capital at December 31, 2022 and November 30, 2021, is comprised as follows:

(Expressed in thousands of U.S. Dollars, except share information)
Authorized:
135,000,000 common shares of $0.01 par value each
Issued, outstanding and fully paid:	2022	2021
Class A common shares (2022: 30,520,078 and 2021: 30,320,078)	$305	$303
Class B common shares (2022: 42,042,155 and 2021: 37,912,993)	420	379
Class C common shares (2022: 30,525,626 and 2021: 34,307,698)	305	343
Total	$1,030	$1,025

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
Share Authorized
The following is a summary of the activity related to common shares authorized:

	Year Ended December 31, 2022
	Class A	Class B	Class C	Total
Common shares - beginning of period	53,793,690	46,898,612	34,307,698	135,000,000
Share class conversions	200,000	3,582,072	(3,782,072)	—
Common shares - end of period	53,993,690	50,480,684	30,525,626	135,000,000
There was no activity related to common shares authorized for the month ended December 31, 2021.

	Year Ended November 30, 2021
	Class A	Class B	Class C	Total
Common shares - beginning of period	53,793,690	81,206,310	—	135,000,000
Share class conversions	—	(34,307,698)	34,307,698	—
Common shares - end of period	53,793,690	46,898,612	34,307,698	135,000,000
There was no activity related to common shares authorized for the year ended November 30, 2020.
Share Issued and Outstanding
The following is a summary of the activity related to common shares issued and outstanding:

	Year Ended December 31, 2022
	Class A	Class B	Class C	Total
Common shares - beginning of period	30,320,078	37,935,266	34,307,698	102,563,042
Share class conversions	200,000	3,582,072	(3,782,072)	—
Vesting of awards	—	580,935	—	580,935
Employee and director share purchases	—	22,750	—	22,750
Director share awards granted	—	25,805	—	25,805
Share repurchases	—	(104,673)	—	(104,673)
Common shares - end of period	30,520,078	42,042,155	30,525,626	103,087,859

	The Month Ended December 31, 2021
	Class A	Class B	Class C	Total
Common shares - beginning of period	30,320,078	37,912,993	34,307,698	102,540,769
Director share awards granted	—	22,273	—	22,273
Common shares - end of period	30,320,078	37,935,266	34,307,698	102,563,042

	Year Ended November 30, 2021
	Class A	Class B	Class C	Total
Common shares - beginning of period	30,320,078	72,134,229	—	102,454,307
Share class conversions	—	(34,307,698)	34,307,698	—
Vesting of awards	—	439,936	—	439,936
Employee and director share purchases	—	65,808	—	65,808
Director share awards granted	—	46,086	—	46,086
Share repurchases	—	(465,368)	—	(465,368)
Common shares - end of period	30,320,078	37,912,993	34,307,698	102,540,769

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements

	Year Ended November 30, 2020
	Class A	Class B	Class C	Total
Common shares - beginning of period	30,320,078	71,898,507	—	102,218,585
Vesting of awards	—	279,270	—	279,270
Employee and director share purchases	—	142,307	—	142,307
Director share awards granted	—	56,577	—	56,577
Share repurchases	—	(242,432)	—	(242,432)
Common shares - end of period	30,320,078	72,134,229	—	102,454,307
In general, holders of Class A common shares and Class B common shares have one vote for each common share held. However, each holder of Class A common shares and Class B common shares is limited to voting (directly, indirectly or constructively, as determined for U.S. federal income tax purposes) that number of common shares equal to 9.5% of the total combined voting power of all classes of shares of Hamilton Group. In addition, the Board of Directors may limit a shareholder’s voting rights when it deems it appropriate to do so to avoid certain material adverse tax, legal or regulatory consequences to the Company or any direct or indirect shareholder or its affiliates. The Company Bye-laws provide for the redesignation of shares from (i) Class C common shares to Class B common shares and from (ii) Class A common shares and Class B common shares to Class C common shares at the request of the transferring shareholder and subject to approval by a Simple Majority of the Board. With the exception of the right to receive notice of, attend, or vote at any general meeting of the Company, the Class C common shares retain all rights associated with the Class B common shares, as described below.
Certain of Hamilton Group’s shareholders that own an aggregate of 62.0 million Class A, Class B and Class C common shares at December 31, 2022 have liquidity rights stipulating that on either December 23, 2023, or at the end of each three-year period thereafter, or upon the occurrence of a Trigger Event (as such term is defined in the Second Amended and Restated Shareholders' Agreement), such shareholders may cause, at the Company’s election, for the Company to either repurchase all or any portion of the exercised common shares held by such shareholder(s) at diluted book value or require an auction for a cash sale of the Company, at the Company's option. For purposes of these liquidity rights a Trigger Event includes any of the following: (i) various adverse tax determinations, including if the Company is determined to be a “passive foreign investment company” for U.S. federal income tax purposes; (ii) various changes in law that have material adverse consequences to either the Company or the applicable shareholder's interests in the Company; (iii) a downgrade in any material subsidiary’s financial strength rating to any level below A- by A.M. Best Company; or (iv) one or more changes in law (including regulatory requirements) that in the aggregate result in (a) a reduction in the investable assets of the Company invested with Two Sigma specifically, or alternative investment managers employing similar strategies generally, such that 75% or less of the Company’s investable assets will be invested with Two Sigma or such alternative investment managers or (b) Two Sigma specifically, or alternative investment managers employing similar strategies generally, being required to adopt a materially different investment strategy with respect to the investable assets of the Company. Should the Company elect to repurchase all or a portion of the common shares held by such exercising shareholder(s), such repurchase is subject to (i) applicable law and (ii) reasonable determination by the Board of Directors that A.M. Best Company will not downgrade or take any ratings action with respect to Hamilton Re’s financial strength rating as a result.
14. Stock Incentive Plans
Employees, directors, and consultants of the Company may be granted restricted stock units (“RSUs”), performance stock units (“PSUs”), restricted stock awards (“RSAs”), warrants, options, stock appreciation rights, and stock bonus awards under the Hamilton Insurance Group, Ltd. 2013 Equity Incentive Plan (the “Plan”). The

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
Plan initially reserved a total of 7,500,000 Class B common shares for issuance of awards of all types. The following table outlines the number of shares currently available for grant under the Plan:

	Year Ended	Month Ended
	December 31,	December 31,
	2022	2021
Shares available for grant - beginning of period	2,350,397	2,372,670
Awards granted	(1,234,259)	(22,273)
Awards canceled / expired	175,091	—
Shares repurchased and canceled	4,766	—
Shares available for grant - end of period	1,295,995	2,350,397
The following table presents the compensation expense relating to each award type that was recognized in earnings:

	Year Ended	Month Ended	Years Ended
	December 31,	December 31,	November 30,
(Expressed in thousands of U.S. Dollars)	2022	2021	2021	2020
Share-based compensation expense:
RSUs	$10,884	$911	$8,068	$8,098
PSUs	(100)	132	815	(930)
Total share-based compensation expense:	10,784	1,043	8,883	7,168
Tax benefit	(1,074)	(76)	(621)	(717)
Share-based compensation expense, net of taxes:	$9,710	$967	$8,262	$6,451
The following table presents the unrecognized compensation expense relating to each award type as at December 31, 2022 and the weighted-average period in years over which it is expected to be recognized.

	December 31, 2022
(Expressed in thousands of U.S. Dollars, except for weighted-average recognition period)	Unrecognized share-based compensation expense	Weighted-average recognition period in years
Unrecognized share-based compensation expense:
RSUs	$5,527	1.8
PSUs	2,120	1.9
Total unrecognized share-based compensation expense:	$7,647
Restricted Stock Units
During the year ended December 31, 2022, the month ended December 31, 2021 and the years ended November 30, 2021 and 2020, the Company granted RSUs with a total estimated fair value of $11.8 million, $Nil, $9.6 million and $8.8 million, respectively, to employees and directors which generally vest over a three-year period.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
The following table presents a roll forward of the Company’s RSUs based upon expected vesting:

	Year Ended December 31, 2022		Month Ended December 31, 2021
	Number of RSUs	Weighted-Average Grant Date Fair Value	Number of RSUs	Weighted-Average Grant Date Fair Value
Unvested RSUs, beginning of period	1,182,380	$15.29	1,182,380	$15.29
Granted	796,122	$14.78	—	—
Vested	(545,140)	$15.99	—	—
Forfeited/ canceled	(72,593)	$14.57	—	—
Unvested RSUs, end of period	1,360,769	$14.75	1,182,380	$15.29
Performance Stock Units
During the year ended December 31, 2022 and the years ended November 30, 2021 and 2020, the Company granted PSUs that vest and settle on the third January 1st following their grant dates and entitle participants to between 0-200% of the target award. Settlement of the PSUs is subject to achievement of defined performance metrics and to each participant's continued employment through each vesting date. The performance payout calculation is subject to specified adjustments and is ultimately adjustable at the discretion of the Compensation Committee.
During the year ended November 30, 2018, the Company also granted PSUs that vest in equal installments on the third, fourth and fifth January 1st following their respective grant dates, subject to achievement of defined performance metrics and the participant's continued employment through each vesting date. All other significant terms and conditions are consistent with the PSUs described above.
There were no PSUs granted during the month ended December 31, 2021.
The following table presents a grant-date summary of the PSUs awarded to certain employees of the Company:

	Year Ended	Month Ended	Years Ended
	December 31,	December 31,	November 30,
($ amounts expressed in thousands of U.S. Dollars)	2022	2021	2021	2020	2019	2018
Performance units granted	206,166	—	188,796	228,135	123,207	258,951
Potential maximum share payout	412,332	—	377,592	456,270	246,414	517,902
Aggregate grant date fair value	$2,732	$—	$2,502	$4,022	$2,209	$4,161

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
The following table presents an inception-to-date roll forward of the Company’s unvested PSUs based upon expected vesting percentages:

	Grant Period
	Year Ended	Month Ended	Years Ended
	December 31,	December 31,	November 30,
	2022	2021	2021	2020	2019	2018
Unvested PSUs at target, grant date	206,166	—	188,796	228,135	123,207	258,951
Vested	—	—	—	—	(10,904)	(49,782)
Forfeited/ canceled	(9,987)	—	(42,729)	(137,109)	(97,245)	(161,240)
Change in expected performance factor	—	—	(109,550)	(86,475)	(15,058)	(23,038)
Unvested PSUs at current expected performance percentage	196,179	—	36,517	4,551	—	24,891
Warrants
The Company's outstanding warrants were issued in 2014, have a 10-year term and are all vested and exercisable. The following table presents a summary of the Company's outstanding and exercisable warrants:

(Intrinsic value in thousands of U.S. Dollars)	Number of Warrants	Weighted-Average Exercise Price	Weighted-Average Grant Date Fair Value	Total Intrinsic Value	Weighted-Average Remaining Contractual Term
Warrants outstanding and exercisable, December 31, 2022	1,152,500	$10.00	$4.44	$4,287	1.3
Each warrant entitles the holder to purchase one common share of Hamilton Group at an exercise price of $10.00.
Board of Directors' Fees
The Company pays a portion of its board of directors fees in shares at each director's option. Expense relating to stock-settled directors' fees for the year ended December 31, 2022, the month ended December 31, 2021 and the years ended November 30, 2021 and 2020 was $0.7 million, less than $0.1 million, $0.7 million and $0.7 million, respectively.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
15. Earnings Per Share
The following table sets forth the computation of basic and diluted income (loss) per common share:

	Year Ended	Month Ended	Years Ended
	December 31,	December 31,	November 30,
(Expressed in thousands of U.S. Dollars, except share information)	2022	2021	2021	2020
Numerator:
Net income (loss) attributable to common shareholders	$(97,999)	$(35,887)	$188,179	$(210,447)

Denominator:
Weighted average common shares outstanding - basic	103,062	102,563	102,597	102,557
Effect of dilutive securities	—	—	936	—
Weighted average common shares outstanding - diluted	103,062	102,563	103,533	102,557

Income (loss) per common share - basic:	$(0.95)	$(0.35)	$1.83	$(2.05)
Income (loss) per common share - diluted:	$(0.95)	$(0.35)	$1.82	$(2.05)
For the year ended December 31, 2022, the month ended December 31, 2021 and the years ended November 30, 2021 and 2020, common shares available for issuance under share-based compensation plans of 3.0 million, 2.7 million, fewer than 0.1 million and 2.5 million, respectively, were not included in the calculation of diluted income (loss) per share because the assumed exercise or issuance of such shares would be anti-dilutive.
16. Income Taxes
Hamilton Group and its Bermuda domiciled subsidiaries are not subject to Bermuda income tax under current Bermuda law. In the event there is a change in the current law and taxes are imposed, Hamilton Group and its Bermuda domiciled subsidiaries would be exempt from tax until 2035, pursuant to the Exempted Undertakings Tax Protection Act of 1966 of Bermuda, as amended. Hamilton Group has subsidiaries and branches that operate in various other jurisdictions around the world that are subject to tax in the jurisdictions in which they operate. The jurisdictions in which Hamilton Group’s subsidiaries and branches are subject to tax are the United Kingdom, Ireland and the United States. The Company and some of its subsidiaries file income tax returns in the U.S. federal jurisdiction, various U.S. states and certain foreign jurisdictions.
Net income (loss) before taxes by tax jurisdiction is as follows:

	Year Ended	Month Ended	Years Ended
	December 31,	December 31,	November 30,
(Expressed in thousands of U.S. Dollars)	2022	2021	2021	2020
Jurisdiction
Domestic:
Bermuda	$66,823	$(30,921)	$312,901	$(135,632)
Foreign:
United States	(23,540)	470	38,268	(15,546)
United Kingdom	(67,213)	(956)	(85,416)	(22,106)
Ireland	(2,901)	(2,173)	(4,108)	(1,075)
Dubai	—	(975)	559	334
Income (loss) before income tax	$(26,831)	$(34,555)	$262,204	$(174,025)

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
Income tax expense (benefit) consists of the following components:

	Year Ended	Month Ended	Years Ended
	December 31,	December 31,	November 30,
(Expressed in thousands of U.S. Dollars)	2022	2021	2021	2020
Current - Bermuda	$2,625	$1,033	$10,488	$9,426
Current - United States	1,818	165	2,418	—
Current - United Kingdom	48	221	(1,754)	470
Current - Ireland	(122)	—	48	(28)
Total current tax	4,369	1,419	11,200	9,868

Deferred - United States	705	73	(776)	—
Deferred - United Kingdom	(1,927)	(153)	1,984	1,563
Deferred - Ireland	(43)	(4)	(43)	61
Total deferred tax	(1,265)	(84)	1,165	1,624
Total income tax expense	$3,104	$1,335	$12,365	$11,492
The following table presents a reconciliation of taxes calculated using the 0% Bermudian statutory rate (the tax rate at which the majority of Hamilton Group's worldwide operations are taxed) to the income tax expense (benefit) on pre-tax income (loss):

	Year Ended	Month Ended	Years Ended
	December 31,	December 31,	November 30,
(Expressed in thousands of U.S. Dollars)	2022	2021	2021	2020
Expected tax provision at Bermuda statutory tax rate of 0%	$—	$—	$—	$—
Permanent differences:
Taxes on earnings subject to rate other than Bermuda statutory rate	(18,077)	(355)	(8,706)	(7,599)
Change in valuation allowance	17,060	1,437	20,458	11,292
Impairment of goodwill	4,161	—	—	—
Other permanent adjustments	(112)	—	294	545
Other prior period adjustments	28	(545)	(93)	(703)
Tax rate changes	(2,655)	—	(10,076)	(1,468)
Withholding tax	2,625	(236)	10,488	9,425
State income tax	74	1,034	—	—
Total income tax expense:	$3,104	$1,335	$12,365	$11,492
Withholding taxes on investment income from TS Hamilton Fund represent substantially all of the cash taxes paid by Hamilton Group in the amount of $2.6 million, $(0.2) million, $10.5 million, and $9.4 million for the year ended December 31, 2022, the month ended December 31, 2021 and the years ended November 30, 2021 and 2020, respectively.
Deferred tax assets and liabilities are valued at the tax rate at which they are expected to be recognized. In June 2021, the U.K enacted a tax rate of 25% to be effective April 1, 2023, an increase from the current corporation tax rate of 19%. Accordingly, for the year ended November 30, 2021, the Company revalued all of its deferred tax assets and liabilities that are expected to reverse after April 1, 2023. Hamilton Group had previously revalued its deferred tax assets and liabilities in the years ended November 30, 2020 and 2019, based on the tax rates of 19% and 17%, respectively, expected to be in effect at the time the financial statements were prepared. The revaluation of the deferred tax assets resulted in a tax benefit of $2.7 million, $Nil,$10.1 million and $1.5 million in the year ended

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
December 31, 2022, the month ended December 31, 2021, and the years ended November 30, 2021 and 2020, respectively. The financial statement impact of the rate changes was offset in each period by a valuation allowance, resulting in a related net tax expense (benefit) after valuation allowance of $(0.2) million, $Nil, $3.8 million, and $1.5 million for the year ended December 31, 2022, the month ended December 31, 2021, and the years ended November 30, 2021 and 2020, respectively.
Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes. The following table presents Hamilton Group’s significant deferred tax assets and liabilities at December 31, 2022 and November 30, 2021:

(Expressed in thousands of U.S. Dollars)	2022	2021
Deferred tax assets:
U.S. net operating loss carryforwards	$4,645	$1,527
Ireland net operating loss carryforwards	404	249
U.K. net operating loss carryforwards	59,752	53,174
Loss portfolio transfer	5,292	—
Share-based compensation	3,564	3,100
Unearned premium reserve	2,325	—
UK deferred interest	1,731	—
Unrealized investment income	1,454	—
Deferred acquisition costs	830	1,997
Other	3,517	3,752
Total deferred tax assets	83,514	63,799
Deferred tax liabilities:
Deferred policy acquisition costs	—	—
Intangible assets	(16,431)	(19,359)
Depreciation	(2,421)	—
Other	(1,999)	(2,425)
Total deferred tax liabilities	(20,851)	(21,784)
Net deferred tax asset (liability) before valuation allowance	62,663	42,015
Valuation allowance	(79,095)	(60,597)
Net deferred tax asset (liability)	$(16,432)	$(18,582)
Hamilton Group records a valuation allowance against deferred tax assets if it becomes more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in income tax expense in the period of change. When evaluating the Company’s ability to realize the benefit of its deferred tax assets and liabilities, the Company considers the relevant impact of all available positive and negative evidence, including historical operating results and forecasts of future taxable income. A significant piece of objectively verifiable negative evidence considered in the Company’s evaluation is current period pre-tax loss. Based on all available evidence, management has concluded that a valuation allowance of $79.1 million should be recorded as of December 31, 2022. Future realization of the Company’s deferred tax asset will ultimately depend on the existence of objectively verifiable positive evidence including sufficient taxable income of the appropriate character (ordinary income versus capital gains) within the applicable carry-forward periods provided under the tax law.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
The Company had the following net operating loss carry-forwards, inclusive of cumulative currency translation adjustments, as of December 31, 2022:

(Expressed in thousands of U.S. Dollars)	2022
Tax jurisdiction	Losses carried forward	Tax effect	Expiration
Ireland	$3,230	$404	No expiry
United States	22,121	4,645	2040-2042
United Kingdom	239,008	59,752	No expiry
Recognition of the benefit of a given tax position is based upon whether a company determines that it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. At December 31, 2022, the Company believes that it has no uncertain tax positions that, if challenged on technical merits, would cause a material effect on the Company's consolidated financial statements.
Hamilton Group classifies all interest and penalties on unrecognized tax benefits as part of income tax expense. During the year ended December 31, 2022, month ended December 20, 2021 and years ended November 30, 2021 and 2020, the Company did not recognize any net interest income or expense on unrecognized tax benefits. There was no accrued interest as of December 31, 2022. With few exceptions, Hamilton Group is no longer subject to tax examinations by U.S. federal or state examinations before 2019 or non-U.S. tax examinations before 2019.
17. Commitments and Contingencies
Concentrations of Credit Risks
Credit risk arises out of the failure of a counterparty to perform according to the terms of the contract. The Company underwrites most of its insurance and reinsurance business through brokers, and credit risk exists should any of these brokers be unable to fulfill their contractual obligations with respect to the payments of insurance and reinsurance balances to the Company. During the year ended December 31, 2022 and the years ended November 30, 2021 and 2020 gross premiums written generated from or placed by the below organizations individually accounted for more than 10% of the Company’s consolidated gross written premiums, as follows:

(Percentage of consolidated gross premiums written)	2022	2021	2020
Marsh McLennan	25%	24%	24%
Aon	18%	19%	20%
WTW	5%	11%	10%
All others/direct	52%	46%	46%
Total	100%	100%	100%
The Company believes that the brokers will meet all of their obligations. The Company’s credit risk is generally reduced by the contractual right to offset loss obligations against premiums receivable.
Operating Leases
The Company leases office space under operating leases in Bermuda, the United States, the United Kingdom, and Ireland. These leases expire at various dates through 2027, with a weighted average lease term of 2.3 years. As a result of the Company's January 1, 2022 adoption of ASU 2016-02 Leases, the December 31, 2022 balance sheet reflects a $7.8 million right of use asset in “other assets” and a corresponding lease liability in “accounts payable and accrued expenses”, calculated with reference to a weighted average discount rate of 3.75%. Leases including renewal options are recorded on the balance sheet when management is reasonably certain the options will be exercised. Operating lease expense for the year ended December 31, 2022, the month ended December 31, 2021 and

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
the years ended November 30, 2021 and 2020 was $3.8 million, $0.3 million, $4.0 million, and $4.3 million, respectively. Future minimum lease payments under the leases are expected to be as follows:

(Expressed in thousands of U.S. Dollars)
Year Ended December 31,	Minimum Lease Payments
2023	$2,845
2024	2,743
2025	1,676
2026	922
2027	692
Thereafter	—
Total undiscounted lease liabilities	8,878
Less: present value discount	(1,042)
Total recorded lease liability at present value	$7,836
Lloyd's Capital Requirements
Lloyd’s bases the capital funding requirements of the Company's corporate member, Hamilton Corporate Member Limited (“HCML”), on their latest approved Economic Capital Assessments which are determined by reference to their business plans, internal capital models, and actual performance, among other factors, as well as any other relevant corporate member obligations or receivables. Capital is in the form of Funds at Lloyd's (“FAL”) which is generally available to settle the obligations of the corporate members.
Syndicate 4000 is solely supported by HCML for the 2020 underwriting YOA and all years thereafter. For the 2020 underwriting YOA onwards, the Company's operations consist of a managing agent, Hamilton Managing Agency Limited, which manages the affairs of Syndicate 4000 on behalf of HCML.
At December 31, 2022, the total available capital in support of the capital requirements for Syndicate 4000 is comprised of the following FAL:

(Expressed in thousands of U.S. Dollars)	2022
Unsecured LOC capacity	$205,000
Fixed income securities	273,983
Cash	2,104
Total	$481,087
Indemnifications
In the ordinary course of its business, the Company may enter into contracts or agreements that contain indemnifications. Future events could occur that lead to the execution of these provisions against the Company. Management currently believes that the likelihood of such an event is remote.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
18. Related Party Transactions
In 2017, Hamilton Re established Turing Re, a special purpose insurer, to provide collateralized reinsurance capacity for Hamilton Re’s property treaty business. The following tables summarizes the impact of the business ceded to Turing Re:

	Year Ended	Month Ended	Years Ended
	December 31,	December 31,	November 30,
(Expressed in thousands of U.S. Dollars)	2022	2021	2021	2020
Reinsurance premiums ceded	$(208)	$(79)	$(556)	$(17,348)

Net premiums earned	(208)	(79)	(2,095)	(18,404)
Losses and loss adjustment expenses	(888)	16	(7,935)	(866)
Acquisition costs	(30)	13	664	3,550
Net gain (loss) on related party reinsurance	$(1,126)	$(50)	$(9,366)	$(15,720)

(Expressed in thousands of U.S. Dollars)	December 31, 2022	November 30, 2021
Paid losses recoverable	$818	$2,982
Unpaid losses and loss adjustment expenses recoverable	8,699	20,399
Reinsurance balances payable	(1,028)	4,822
In 2020, the Company established ACML, an insurance agent authorized to underwrite on behalf of Ada Re, as more fully described in Note 1, Organization. No business was ceded to Ada Re for the year ended November 30, 2020. The following tables summarizes the impact of the business ceded to Ada Re:

	Year Ended	Month Ended	Year Ended
	December 31,	December 31,	November 30,
(Expressed in thousands of U.S. Dollars)	2022	2021	2021
Reinsurance premiums ceded	$(9,245)	$1	$(13,553)

Net premiums earned	(7,026)	(1,124)	(12,428)
Losses and loss adjustment expenses	4,088	841	9,015
Acquisition costs	1,194	206	2,144
Net loss on related party reinsurance	$(1,744)	$(77)	$(1,269)

(Expressed in thousands of U.S. Dollars)	December 31, 2022	November 30, 2021
Paid losses recoverable	$2,186	$864
Deferred acquisition costs	(413)	(209)
Unpaid losses and loss adjustment expenses recoverable	8,710	8,049
Prepaid reinsurance	2,219	1,125
Reinsurance balances payable	4,154	11,138
19. Statutory Requirements
The Company is subject to the laws and statutory requirements of each jurisdiction in which the Company and its subsidiaries operate. These laws establish the Company's applicable minimum required statutory capital and surplus requirements and govern its ability to pay dividends. The minimum required statutory capital and surplus is the amount of statutory capital and surplus necessary to satisfy regulatory requirements based on the Company’s current operations. The difference between statutory financial statements and statements prepared in accordance

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
with GAAP varies by jurisdiction; however, the primary difference is that statutory financial statements do not reflect deferred acquisition costs or goodwill and intangible assets.
Group
The Bermuda Monetary Authority (“BMA”) is the Company's group supervisor and its group capital and solvency requirements determine the minimum capital thresholds that Hamilton Group must meet. Hamilton Group is dependent on dividends from its subsidiaries to pay its operating and financing expenses.
The actual and minimum required statutory capital and surplus for the Company’s principal operating subsidiaries by regulatory jurisdiction at December 31, 2022 and November 30, 2021 were as follows:

	Bermuda(1)		United Kingdom(2)		Ireland(3)		United States(4)
(Expressed in thousands of U.S. Dollars)	2022	2021	2022	2021	2022	2021	2022	2021
Minimum statutory capital and surplus	$522,116	$469,674	$117,083	$121,082	$65,077	$60,589	$11,145	$—
Actual statutory capital and surplus	1,579,773	1,742,355	481,087	571,437	133,320	101,699	58,711	—
__________________
(1)Minimum statutory capital and surplus at December 31, 2022 for the Bermuda operating subsidiary is required to be maintained at the greater of a minimum solvency margin (“MSM”), as disclosed in the table above, and the Enhanced Capital Requirement (“ECR”), where applicable.
(2)Minimum statutory capital and surplus at December 31, 2022 for the U.K. operating entities is determined by reference to the entities' Solvency Capital Requirement and the Solvency II capital regime. U.K. operations are subject to Lloyd’s requirements where underwriting members hold acceptable FAL and/or Syndicates hold acceptable Funds In Syndicate (“FIS”) for their own account, in support of the total actual statutory capital and surplus amount. Actual statutory capital and surplus is comprised of an Economic Capital Assessment (“ECA”), derived from an approved Solvency II basis Internal model, plus any accumulated trading deficits calculated on a Solvency II basis.
(3)Our Irish operations are subject to the Solvency II regime, which requires insurance companies to hold assets that cover at least the best estimate of insurance liabilities, a risk margin, plus a risk-based Solvency Capital Requirement designed to protect against extreme stress events.
(4)Minimum statutory capital and surplus at December 31, 2022 represents the Company Action Level Risk-Based Capital level for U.S. operating subsidiaries.
The statutory net income (loss) for the Company’s principal operating subsidiaries by regulatory jurisdiction was as follows:

	Year Ended	Years Ended
	December 31,	November 30,
(Expressed in thousands of U.S. Dollars)	2022	2021	2020
Bermuda	$1,993	$261,516	$(140,743)
United Kingdom	25,470	(22,676)	(19,525)
Ireland	(32,331)	(17,383)	(2,545)
United States	(9,962)	—	—
Bermuda Operations
Hamilton Re is subject to the requirements of the Insurance Act 1978, amendments thereto and Related Regulations of Bermuda (the “Insurance Act”). As a Class 4 (re)insurer, Hamilton Re must maintain capital at the greater of their MSM and their ECR, which are established by reference to the Bermuda Solvency Capital Requirement (“BSCR”) model. The Insurance Act also requires Hamilton Re to maintain certain measures of solvency and liquidity.
Independent of the Insurance Act, the BMA has also established a target capital level (“TCL”) for Class 4 (re)insurers, equal to 120% of their ECR. The TCL serves as an early warning tool for the BMA and failure to maintain statutory capital at least equal to the TCL will likely result in increased regulatory oversight. Hamilton Re's actual capital and surplus levels exceed the TCL at December 31, 2022.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
Hamilton Re's BSCR for the year ended December 31, 2022 was filed with the BMA in April 2023. The required statutory capital and surplus disclosed as of December 31, 2022 is based on the MSM. At December 31, 2022, the actual statutory capital and surplus of Hamilton Re was $1.6 billion and the MSM was $522.1 million.
Hamilton Re received approval from the BMA to treat its investment in TS Hamilton Fund as a “Relevant Asset” for the purpose of computing its “Liquidity Ratio” (under which relevant assets must be maintained at not less than 75% of relevant liabilities) in respect of 2023 and 2022. Hamilton Re is in compliance with the Liquidity Ratio at December 31, 2022.
Under the Insurance Act, Hamilton Re is restricted as to the payment of dividends and/or distributions for amounts greater than 25% of the prior year’s statutory capital and surplus. In addition, before reducing its total statutory capital by 15% or more (as set out in its previous year's statutory financial statements), as a Class 4 Bermuda insurance subsidiary, Hamilton Re must apply to the BMA for permission to do so. For the year ended December 31, 2022, Hamilton Re had capacity to pay dividends of $435.7 million without prior approval under Bermuda law, of which $137.0 million of dividends were paid during the year. It is estimated that Hamilton Re will have capacity to pay dividends of $394.9 million in 2023.
United Kingdom Operations
A U.K. company’s ability to propose and pay dividends is dependent upon U.K. law and may require the approval of a local regulatory body where a minimum capital requirement applies.
As discussed in Note 17, Commitments and Contingencies, Lloyd’s bases the capital funding requirements of the Company's corporate members on their latest approved Economic Capital Assessments. As of December 31, 2022, actual levels of solvency, liquidity, and capital were in compliance with the Lloyd's requirements.
Following distributions received from Hamilton Syndicate 4000, profits arising in HCML are available for distribution subject to U.K. law. Profits arising in HMA, which is subject to Lloyds' oversight and regulation by both the Prudential Regulation Authority (“PRA”) and the Financial Conduct Authority (“FCA”), are available for distribution subject to U.K. law and the preservation of a minimum capital requirement calculated with reference to Lloyd's capital tests.
The PRA regulatory requirements impose no explicit restrictions on the U.K. subsidiaries' ability to pay a dividend, but the Company must notify the PRA 28 days prior to any proposed dividend payment. Dividends may only be distributed from profits available for distribution. At December 31, 2022, the Company's U.K. subsidiaries did not have retained profits available for distribution.
Ireland
HIDAC is regulated by the Central Bank of Ireland pursuant to the Insurance Acts 1909 to 2018 (as amended), the Central Bank Acts 1942 to 2018 and all statutory instruments relating to insurance made or adopted under the European Communities Acts 1972 to 2012, including the European Union (Insurance and Reinsurance) Regulations, 2015 (as amended) and the Solvency II regime. HIDAC is required to maintain the Minimum Capital Requirement (“MCR”) and the Solvency Capital Requirement (“SCR”) at all times. Capital requirements are calculated by reference to Solvency II definitions. If an entity falls below the MCR or SCR, the Central Bank of Ireland is authorized to take action to restore the financial position of the subsidiary. HIDAC was at all times in compliance with these requirements for the year ended December 31, 2022.
The amount of dividends that HIDAC is permitted to distribute is restricted to accumulated realized profits that have not been capitalized or distributed, less accumulated realized losses that have not been written off. The solvency and capital requirements must still be met subsequent to any distribution. As at December 31, 2022, HIDAC did not have retained profits available for distribution.
United States Operations
The Company’s U.S. insurance subsidiary is registered in Delaware and subject to restrictions on statutory net income and statutory surplus as determined in accordance with the relevant statutory accounting requirements

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
established by the National Association of Insurance Commissioners, subject to state modifications thereof. They are also required to file annual statements with insurance regulatory authorities prepared in accordance with statutory accounting principles prescribed or permitted by such authorities. The U.S. insurance subsidiary is also generally required to maintain minimum levels of solvency and liquidity as determined by law and regulation, comply with regulatory capital requirements and licensing rules.
Delaware law provides that an insurance company which is a member of an insurance holding company system and is domiciled in the state shall not pay dividends without giving prior notice to the Insurance Commissioner of Delaware and may not pay dividends without the approval of the Insurance Commissioner if the value of the proposed dividend, together with all other dividends and distributions made in the preceding twelve months, exceeds the greater of (1) 10% of statutory surplus or (2) net income, not including realized capital gains, each as reported in the prior year’s statutory annual statement. In addition, no dividend may be paid in excess of unassigned earned surplus. As at December 31, 2022, our U.S. insurance subsidiary did not have retained profits available for distribution.
20. Divestitures
Attune
In 2016, the Company entered into an agreement to form Attune Holdings LLC (“Attune”), a related party and a corporate joint venture with a technology-enabled platform in which the Company had a 33.33% ownership.
On September 20, 2021, a purchaser acquired for cash certain units of Attune. $65.2 million of the net consideration was allocated to Class A shares held by the Company. The Company's net gain on sale of $54.6 million was calculated with reference to the post-escrow funds received and was recorded in the consolidated statement of operations for the year ended November 30, 2021 as a net gain on sale of equity method investment. Proceeds of sale were settled on closing, with a portion of the balance owing to the Company held in escrow for the benefit of the purchaser pursuant to terms of the escrow agreements.
Prior to the sale on September 20, 2021, changes in the investment in Attune for the period ended September 20, 2021 and the year ended November 30, 2020 were as follows:

(Expressed in thousands of U.S. Dollars)	2021	2020
Net investment in Attune - beginning of period	$6,656	$7,310
Contributions	3,500	8,333
Loss on equity method investment	(7,285)	(8,987)
Sale of investment in Attune	(2,871)	—
Net investment in Attune - end of period	$—	$6,656
In the year ended December 31, 2022, escrow funds of $7.0 million were received and recorded in the consolidated statement of operations as an incremental net gain on sale of equity method investment. As of December 31, 2022, escrow funds of $0.6 million were recorded in “restricted cash” and “accounts payable and accrued expenses” on the consolidated balance sheets.
21. Subsequent Events
The Company has evaluated subsequent events through May 12, 2023, the date these financial statements were available to be issued, and concluded that, except as disclosed below, there are no subsequent events requiring recognition or disclosure.
Long-Term Incentive Compensation
With effect from March 10, 2023, the Company revised the VAP described in Note 2(m), Long-Term Incentive Compensation, to include an Underpin, such that if the ratio of the Company's estimated fair market value to GAAP shareholders' equity on the trigger event date is less than 1.15, the value of the award will be calculated with

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Consolidated Financial Statements
reference to a minimum ratio of 1.15 in order to provide for a minimum payment in respect of the award. In the event that the Underpin comes into effect, the VAP will settle in two equal tranches: the first settlement upon the first anniversary of the trigger event, and the second twelve months later. There was no impact on the Company’s results of operations, financial position or cash flows as a result of the revision, and all other terms and conditions remain materially unchanged.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
SCHEDULE I
HAMILTON INSURANCE GROUP, LTD. AND SUBSIDIARIES
SUMMARY OF INVESTMENTS
OTHER THAN INVESTMENTS IN RELATED PARTIES
(THOUSANDS OF UNITED STATES DOLLARS)

($ in thousands)	December 31, 2022
Type of investment	Cost or Amortized Cost	Fair Value	Amount at which shown in the balance sheet
Fixed maturities:
Bonds:
U.S. government treasuries	$498,841	$471,851	$471,851
U.S. states, territories and municipalities	4,741	4,307	4,307
Non-U.S. sovereign governments and supranationals	14,191	12,952	12,952
Corporate	690,900	647,477	647,477
Residential mortgage-backed securities - Agency	111,234	96,410	96,410
Residential mortgage-backed securities - Non-agency	5,147	4,375	4,375
Commercial mortgage-backed securities - Non-agency	10,283	9,219	9,219
Other asset-backed securities	13,347	12,885	12,885
Total fixed maturities	$1,348,684	1,259,476	1,259,476
Investments in Two Sigma Funds		740,736	740,736
Short-term investments		286,111	286,111
Total investments		$2,286,323	$2,286,323

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
SCHEDULE II
HAMILTON INSURANCE GROUP, LTD. (PARENT COMPANY)
CONDENSED FINANCIAL INFORMATION OF REGISTRANT – CONTINUED(1)
CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(THOUSANDS OF UNITED STATES DOLLARS)

($ in thousands)	December 31, 2022	November 30, 2021
Assets
Cash and cash equivalents	$10,608	$11,316
Investment in subsidiaries	1,693,442	1,820,332
Intercompany loan receivable	106,500	100,000
Interest receivable on intercompany loan	5,181	4,345
Due from subsidiaries	—	5,921
Other assets	4,676	3,970
Total assets	$1,820,407	$1,945,884

Liabilities and Shareholders' Equity
Liabilities
Due to subsidiaries	$6,509	$7,636
Term loan payable	149,715	149,875
Accounts payable and accrued liabilities	—	928
Total liabilities	156,224	158,439

Shareholders' Equity
Common shares
Class A	305	303
Class B	420	379
Class C	305	343
Additional paid-in capital	1,120,242	1,109,205
Accumulated other comprehensive loss	(4,441)	(4,441)
Retained earnings	547,352	681,656
Total shareholders' equity	1,664,183	1,787,445
Total liabilities and shareholders' equity	$1,820,407	$1,945,884
__________________
(1)The condensed financial information should be read in conjunction with the consolidated U.S. GAAP financial statements and notes thereto.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
SCHEDULE II
HAMILTON INSURANCE GROUP, LTD. (PARENT COMPANY)
CONDENSED FINANCIAL INFORMATION OF REGISTRANT – CONTINUED(1)
CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(THOUSANDS OF UNITED STATES DOLLARS)

	Year Ended	Month Ended	Years Ended
($ in thousands)	December 31, 2022	December 31, 2021	November 30, 2021	November 30, 2020
Revenues
Intercompany loan interest	$6,784	$552	$6,526	$5,702
Net foreign exchange gains (losses)	(131)	17	20	236
Other income (loss)	65	(7)	(66)	101
Total revenues	6,718	562	6,480	6,039

Expenses
General and administrative expenses	20,524	1,475	21,743	23,643
Interest expense	9,858	580	8,315	11,936
Total expenses	30,382	2,055	30,058	35,579

Net income (loss) before equity in earnings of subsidiaries	(23,664)	(1,493)	(23,578)	(29,540)
Equity in earnings of subsidiaries	(211,335)	(34,394)	181,757	(205,185)
Dividend income	137,000	—	30,000	24,278
Net income (loss) attributable to common shareholders	$(97,999)	$(35,887)	$188,179	$(210,447)
__________________
(1)The condensed financial information should be read in conjunction with the consolidated U.S. GAAP financial statements and notes thereto.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
SCHEDULE II
HAMILTON INSURANCE GROUP, LTD. (PARENT COMPANY)
CONDENSED FINANCIAL INFORMATION OF REGISTRANT – CONTINUED(1)
CONDENSED STATEMENTS OF CASH FLOWS
(THOUSANDS OF UNITED STATES DOLLARS)

	Year Ended	Month Ended	Years Ended
($ in thousands)	December 31, 2022	December 31, 2022	November 30, 2021	November 30, 2020
Cash flows provided by (used in) operating activities
Net income (loss) attributable to common shareholders	$(97,999)	$(35,887)	$188,179	$(210,447)
Less: dividend income and equity in earnings of subsidiaries	74,335	34,394	(211,757)	180,907
Net income (loss) before equity in earnings of subsidiaries	(23,664)	(1,493)	(23,578)	(29,540)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Other operating inflows (outflows)	7,033	1,509	(9,294)	9,906
Net cash provided by (used) in operating activities	(16,631)	16	(32,872)	(19,634)

Cash flows provided by (used in) investing activities
Other investing inflows (outflows)	(706)	—	(1,371)	—
Dividends from subsidiaries	137,000	—	30,000	24,278
Capital contributions to subsidiaries	(118,839)	—	(6,673)	(9,379)
Net cash provided by (used in) investing activities	17,455	—	21,956	14,899

Cash flows provided by (used in) financing activities
Other financing inflows (outflows)	(345)	—	—	—
Repurchase of common shares	(1,518)	—	(7,380)	(3,873)
Issuance of common shares	315	—	1,012	2,137
Net cash provided by (used in) financing activities	(1,548)	—	(6,368)	(1,736)
Net increase (decrease) in cash and cash equivalents	(724)	16	(17,284)	(6,471)
Cash and cash equivalents, beginning of period	11,332	11,316	28,600	35,072
Cash and cash equivalents, end of period	$10,608	$11,332	$11,316	$28,601
__________________
(1)The condensed financial information should be read in conjunction with the consolidated U.S. GAAP financial statements and notes thereto.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
SCHEDULE III
HAMILTON GROUP INSURANCE LTD.
SUPPLEMENTARY INSURANCE INFORMATION
(THOUSANDS OF UNITED STATES DOLLARS)

($ in thousands)	December 31, 2022			Year Ended December 31, 2022
	Deferred policy acquisition costs	Future policy benefits, losses, claims and loss expenses	Unearned premiums	Net premiums earned	Total realized and unrealized gains (losses) on investments and net investment income (loss)(1)	Benefits, claims, losses, and settlement expenses	Amortization of deferred policy acquisition costs	Other operating expenses	Net premiums written
International	$68,257	$1,582,410	$453,254	$623,047		$335,484	$170,571	$108,239	$635,773
Bermuda	46,890	1,273,865	264,934	520,667		422,849	100,618	49,301	586,091
Total	$115,147	$2,856,275	$718,188	$1,143,714	$64,870	$758,333	$271,189	$157,540	$1,221,864

	December 31, 2021			Month Ended December 31, 2021
	Deferred policy acquisition costs	Future policy benefits, losses, claims and loss expenses	Unearned premiums	Net premiums earned	Total realized and unrealized gains (losses) on investments and net investment income (loss)(1)	Benefits, claims, losses, and settlement expenses	Amortization of deferred policy acquisition costs	Other operating expenses	Net premiums written
International	n/a	n/a	n/a	$62,372		$33,888	$17,192	$10,377	$67,599
Bermuda	n/a	n/a	n/a	36,259		22,762	6,800	3,480	30,322
Total	n/a	n/a	n/a	$98,631	$(36,748)	$56,650	$23,992	$13,857	$97,921

	November 30, 2021			Year Ended November 30, 2021
	Deferred policy acquisition costs	Future policy benefits, losses, claims and loss expenses	Unearned premiums	Net premiums earned	Total realized and unrealized gains (losses) on investments and net investment income (loss)(1)	Benefits, claims, losses, and settlement expenses	Amortization of deferred policy acquisition costs	Other operating expenses	Net premiums written
International	$65,065	$1,371,233	$411,024	$557,139		$352,859	$154,969	$112,055	$640,816
Bermuda	31,020	1,007,794	209,970	385,410		287,701	74,244	37,767	444,612

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
SCHEDULE III
HAMILTON GROUP INSURANCE LTD.
SUPPLEMENTARY INSURANCE INFORMATION
(THOUSANDS OF UNITED STATES DOLLARS)

Total	$96,085	$2,379,027	$620,994	$942,549	$308,976	$640,560	$229,213	$149,822	$1,085,428

($ in thousands)	November 30, 2020			Year Ended November 30, 2020
	Deferred policy acquisition costs	Future policy benefits, losses, claims and loss expenses	Unearned premiums	Net premiums earned	Total realized and unrealized gains (losses) on investments and net investment income (loss)(1)	Benefits, claims, losses, and settlement expenses	Amortization of deferred policy acquisition costs	Other operating expenses	Net premiums written
International	$32,673	$1,109,107	$317,016	$416,957		$271,447	$110,266	$95,434	$465,365
Bermuda	22,677	945,521	162,513	290,504		233,822	58,061	31,435	263,958
Total	$55,350	$2,054,628	$479,529	$707,461	$(32,899)	$505,269	$168,327	$126,869	$729,323
___________________
(1)We do not manage our investments by reportable segment and therefore total realized and unrealized gains (losses) on investments and net investment income (loss) is not allocated to each reportable segment.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
SCHEDULE IV
CONSOLIDATED HAMILTON GROUP INSURANCE, LTD.
REINSURANCE
(THOUSANDS OF UNITED STATES DOLLARS)

($ in thousands)	Gross premiums earned	Ceded to other companies	Assumed from other companies	Net premiums earned	Percentage of amount assumed to net
Year ended December 31, 2022
Premiums earned	$886,488	$413,046	$670,272	$1,143,714	59%
Month ended December 31, 2021
Premiums earned	64,190	23,290	57,731	98,631	59%
Year ended November 30, 2021
Premiums earned	737,982	369,588	574,155	942,549	61%
Year ended November 30, 2020
Premiums earned	592,557	413,391	528,295	707,461	75%

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
SCHEDULE V
HAMILTON GROUP INSURANCE, LTD. AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS

($ in thousands)	Opening Balance	Additions	Deductions	Closing Balance
December 31, 2022
Allowance for expected credit losses(1)	$—	$3,633	$—	$3,633
December 31, 2021
Allowance for expected credit losses(1)	—	—	—	—
November 30, 2021
Allowance for expected credit losses(1)	—	—	—	—
November 30, 2020
Allowance for expected credit losses(1)	—	—	—	—
__________________
(1)Deducted from Premiums Receivable, Paid and Unpaid losses and loss adjustment expenses recoverable.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
SCHEDULE VI
CONSOLIDATED HAMILTON INSURANCE GROUP, LTD.
SUPPLEMENTAL INSURANCE INFORMATION CONCERNING
PROPERTY-CASUALTY INSURANCE OPERATIONS
(THOUSANDS OF UNITED STATES DOLLARS)

($ in thousands)	Deferred policy acquisition costs	Reserves for unpaid claims and claim adjustments expenses	Discount, if any, deducted	Unearned premiums	Net premiums earned	Total realized and unrealized gains (losses) on investments and net investment income (loss)

Affiliation with Registrant
Consolidated subsidiaries
Year ended December 31, 2022	$115,147	$2,856,275	$—	$718,188	$1,143,714	$64,870
Month ended December 31, 2021	n/a	n/a	—	n/a	98,631	(36,748)
Year ended November 30, 2021	96,085	2,379,027	—	620,994	942,549	308,976
Year ended November 30, 2020	55,350	2,054,628	—	479,529	707,461	(32,899)

	Claims and claims adjustment expenses incurred related to
($ in thousands)	Current year	Prior year	Amortisation of deferred policy acquisition costs	Paid claims and claim adjusted expenses	Net premiums written

Affiliation with Registrant
Consolidated subsidiaries
Year ended December 31, 2022	$778,936	$(20,603)	$271,189	$377,186	$1,221,864
Month ended December 31, 2021	56,650	—	23,992	14,849	97,921
Year ended November 30, 2021	628,781	11,779	229,213	311,522	1,085,428
Year ended November 30, 2020	546,250	(40,981)	168,327	320,812	729,323

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Hamilton Insurance Group, Ltd.
Condensed Consolidated Financial Statements
For the Three and Six Months Ended June 30, 2023

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. Dollars, except share information)	June 30, 2023	December 31, 2022
Assets
Fixed maturity investments, at fair value (amortized cost 2023: $1,532,621; 2022: $1,348,684)	$1,451,249	$1,259,476
Short-term investments, at fair value (amortized cost 2023: $335,668; 2022: $285,130)	336,587	286,111
Investments in Two Sigma Funds, at fair value (cost 2023: $797,412; 2022: $731,100)	868,486	740,736
Total investments	2,656,322	2,286,323
Cash and cash equivalents	818,522	1,076,420
Restricted cash	106,696	130,783
Premiums receivable	756,275	522,670
Paid losses recoverable	132,528	90,655
Deferred acquisition costs	145,280	115,147
Unpaid losses and loss adjustment expenses recoverable	1,162,940	1,177,863
Receivables for investments sold	36	371
Prepaid reinsurance	251,818	164,313
Goodwill and intangible assets	88,770	86,958
Other assets	161,364	167,462
Total assets	$6,280,551	$5,818,965

Liabilities, non-controlling interest, and shareholders’ equity
Liabilities
Reserve for losses and loss adjustment expenses	$2,899,100	$2,856,275
Unearned premiums	924,723	718,188
Reinsurance balances payable	381,678	244,320
Payables for investments purchased	18,670	48,095
Term loan, net of issuance costs	149,772	149,715
Accounts payable and accrued expenses	149,833	138,050
Payables to related parties	4,497	20
Total liabilities	4,528,273	4,154,663

Non-controlling interest – TS Hamilton Fund	124	119

Shareholders’ equity
Common shares:
Class A, authorized (2023 and 2022: 53,993,690), par value $0.01; issued and outstanding (2023 and 2022: 30,520,078)	305	305
Class B, authorized (2023 and 2022: 50,480,684), par value $0.01; issued and outstanding (2023: 42,638,190 and 2022: 42,042,155)	426	420
Class C, authorized (2023 and 2022: 30,525,626), par value $0.01; issued and outstanding (2023 and 2022: 30,525,626)	305	305
Additional paid-in capital	1,124,566	1,120,242
Accumulated other comprehensive loss	(4,441)	(4,441)
Retained earnings	630,993	547,352
Total shareholders’ equity	1,752,154	1,664,183

Total liabilities, non-controlling interest, and shareholders’ equity	$6,280,551	$5,818,965
See accompanying notes to the unaudited condensed consolidated financial statements.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
Three and Six Months Ended June 30, 2023 and 2022

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(Expressed in thousands of U.S. Dollars, except per share information)	2023	2022	2023	2022
Revenues
Gross premiums written	$504,960	$387,845	$1,043,124	$904,610
Reinsurance premiums ceded	(120,252)	(92,435)	(309,918)	(266,933)
Net premiums written	384,708	295,410	733,206	637,677

Net change in unearned premiums	(53,248)	(24,802)	(117,844)	(101,153)
Net premiums earned	331,460	270,608	615,362	536,524

Net realized and unrealized gains (losses) on investments	19,406	227,689	54,539	214,019
Net investment income (loss)	7,291	(8,157)	9,650	(16,929)
Total realized and unrealized gains (losses) on investments and net investment income (loss)	26,697	219,532	64,189	197,090

Other income (loss)	2,420	3,553	5,452	6,390
Net foreign exchange gains (losses)	(3,341)	11,110	(5,387)	13,476
Total revenues	357,236	504,803	679,616	753,480

Expenses
Losses and loss adjustment expenses	179,416	130,850	327,977	339,051
Acquisition costs	76,856	63,691	141,995	129,060
General and administrative expenses	49,234	45,890	95,040	88,946
Amortization of intangible assets	2,305	3,337	5,075	6,697
Interest expense	5,189	3,790	10,718	7,153
Total expenses	313,000	247,558	580,805	570,907

Income (loss) before income tax	44,236	257,245	98,811	182,573
Income tax expense	2,948	1,292	4,521	2,048
Net income (loss)	41,288	255,953	94,290	180,525

Net income (loss) attributable to non-controlling interest	4,501	83,384	6,011	83,387

Net income (loss) and other comprehensive income (loss) attributable to common shareholders	$36,787	$172,569	$88,279	$97,138

Per share data
Basic income (loss) per share attributable to common shareholders	$0.35	$1.67	$0.85	$0.94
Diluted income (loss) per share attributable to common shareholders	$0.35	$1.66	$0.84	$0.93
See accompanying notes to the unaudited condensed consolidated financial statements.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Unaudited Condensed Consolidated Statements of Shareholders' Equity
Six Months Ended June 30, 2023 and 2022

(Expressed in thousands of U.S. Dollars)	2023	2022
Common shares
Balance, beginning of period	$1,030	$1,025
Issuance of common shares	8	6
Repurchases of common shares	(2)	(1)
Balance, end of period	1,036	1,030

Additional paid-in capital
Balance, beginning of period	1,120,242	1,110,248
Issuance of common shares	(7)	(7)
Repurchases of common shares	(1,776)	(1,098)
Share compensation expense	6,107	5,934
Balance, end of period	1,124,566	1,115,077

Accumulated other comprehensive income (loss)
Balance, beginning and end of period	(4,441)	(4,441)

Retained earnings
Balance, beginning of period	547,352	645,769
Net income (loss)	94,290	180,525
Net income attributable to non-controlling interest	(6,011)	(83,387)
Share compensation expense	(4,169)	—
Repurchases of common shares	(469)	(419)
Balance, end of period	630,993	742,488

Total shareholders’ equity	$1,752,154	$1,854,154
See accompanying notes to the unaudited condensed consolidated financial statements.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows
Six Months Ended June 30, 2023 and 2022

(Expressed in thousands of U.S. Dollars)	2023	2022
Operating activities
Net income (loss)	$94,290	$180,525
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	5,794	8,087
Share compensation expense	6,107	5,934
Net realized (gains) losses on investments	10,040	(152,010)
Change in net unrealized (gains) losses on investments	(64,579)	(62,009)
Other items	(2,859)	4,642
Change in:
Premiums receivable	(233,605)	(146,519)
Paid losses recoverable	(41,873)	(27,559)
Deferred acquisition costs	(30,133)	(23,650)
Prepaid reinsurance	(87,505)	(61,563)
Unpaid losses and loss adjustment expenses recoverable	14,923	11,235
Other assets	6,235	(3,816)
Reserve for losses and loss adjustment expenses	42,825	136,153
Unearned premiums	206,535	166,125
Reinsurance balances payable	137,358	69,902
Accounts payable and accrued expenses and other	12,301	30,772
Net cash provided by (used in) operating activities	75,854	136,249

Investing activities
Proceeds from redemptions from Two Sigma Funds	1,267,647	1,402,664
Contributions to Two Sigma Funds	(1,349,973)	(1,268,499)
Purchases of fixed maturity investments	(476,046)	(429,141)
Proceeds from sales, redemptions and maturity of fixed maturity investments	284,572	269,260
Purchases of short-term investments	(732,261)	(1,009,037)
Proceeds from sales of short-term investments	690,970	1,179,492
Change in receivables for investments sold	335	(83,981)
Change in payables for investments purchased	(29,425)	116,386
Other	(7,741)	(4,921)
Net cash provided by (used in) investing activities	(351,922)	172,223

Financing activities
Issuance of common shares	8	6
Repurchases of common shares and options	(2,247)	(1,518)
Contribution of additional paid-in capital	(7)	(7)
Term loan, net of issuance costs	57	(345)
Withdrawal of non-controlling interest	(6,006)	(68,049)
Net cash provided by (used in) financing activities	(8,195)	(69,913)

Effect of exchange rate changes on cash and cash equivalents	2,278	(5,991)

Net increase (decrease) in cash and cash equivalents	(281,985)	232,568
Cash and cash equivalents and restricted cash, beginning of period	1,207,203	964,125
Cash and cash equivalents and restricted cash, end of period	$925,218	$1,196,693
See accompanying notes to the unaudited condensed consolidated financial statements.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements

1. Organization
Hamilton Insurance Group, Ltd. ("Hamilton Group", the "Group" or the "Company"), the ultimate group holding company, was incorporated on September 4, 2013, under the laws of Bermuda.
Our Bermuda operations are led by Hamilton Re, Ltd. ("Hamilton Re"), a registered Class 4 insurer incorporated in Bermuda. Hamilton Re writes property, casualty, and specialty insurance and reinsurance on a global basis.
Hamilton Re US is a tax partnership that was formed pursuant to an arrangement between Hamilton Re and its Bermuda-incorporated affiliate, Hamilton ILS Holdings Limited. The tax partnership is treated as a U.S. corporation for U.S. tax purposes and is registered with the U.S. Internal Revenue Service, such that capital and profits allocated to Hamilton Re US are subject to applicable U.S. taxation.
Ada Capital Management Limited (“ACML”), a wholly owned insurance agent incorporated and regulated in Bermuda, is authorized to underwrite on behalf of Ada Re, Ltd. (“Ada Re”).
Our London operations are comprised of Hamilton Managing Agency Limited (“HMA”), a Lloyd’s managing agency, which manages our wholly aligned Syndicate 4000 and certain other third-party funded Lloyd’s Syndicates. Syndicate 4000 operates in the Lloyd’s market and underwrites property, casualty, and specialty insurance and reinsurance business on a subscription basis. Syndicate 3334, which was managed by HMA, was closed by way of a Reinsurance to Close (“RITC”) into Syndicate 4000 at the end of December 31, 2021.
Our Dublin operations are comprised of Hamilton Insurance Designated Activity Company ("HIDAC"), a Dublin-based insurer with a U.K. branch and extensive licensing in the United States, including excess and surplus lines and reinsurance in all 50 states.
Hamilton Managing General Agency Americas LLC ("HMGA Americas") is licensed throughout the United States and underwrites on behalf of the Group's London, Dublin and Bermuda operations solely in respect of Hamilton Re US, providing access from the U.S. to the Lloyd's market, the Group's rated Irish carrier and the Group's Bermuda balance sheet, respectively.
Hamilton Select Insurance Inc. ("Hamilton Select") is a U.S. domestic excess and surplus lines carrier incorporated in Delaware and authorized to write excess and surplus business in all 50 states.
Two Sigma Hamilton Fund, LLC ("TS Hamilton Fund"), is a Delaware limited liability company. In 2013, Hamilton Re entered into a limited liability company agreement with TS Hamilton Fund and Two Sigma Principals, LLC (the "Managing Member") as the managing member of TS Hamilton Fund, under which Hamilton Re has committed that its investment in TS Hamilton Fund will equal a minimum of 95% of the consolidated net tangible assets of Hamilton Group. TS Hamilton Fund has engaged Two Sigma Investments, LP ("Two Sigma"), a related party Delaware limited partnership, to serve as its investment manager. Two Sigma is a United States Securities and Exchange Commission registered investment adviser specializing in quantitative analysis (see Note 3, Investments for further details).
Unconsolidated Related Parties
Ada Re is a special purpose insurer funded by third party investors and formed to provide fully collateralized reinsurance and retrocession to both the wholly-owned operating platforms of Hamilton Group and third-party cedants.
Turing Re Ltd. ("Turing Re"), a Bermuda special purpose insurer funded by third party investors, provides collateralized reinsurance capacity for Hamilton Re’s property treaty business.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements
Easton Re is an industry loss index-triggered catastrophe bond that provides the Company's operating platforms with multi-year risk transfer capacity of $150 million to protect against named storm and earthquake risk in the United States.
2. Summary of Significant Accounting Policies
There have been no material changes to the Company's significant accounting policies as described in the Company's audited consolidated financial statements for the year ended December 31, 2022.
a.Basis of Presentation
These condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In addition, the year-end balance sheet data was derived from audited financial statements but does not include all disclosures required by GAAP. In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company's financial position and results of operations as at the end of, and for, the periods presented.
These financial statements include the accounts of Hamilton Group, Hamilton Re, Hamilton U.K. Holdings Limited, Hamilton Select, HMGA Americas, ACML, and TS Hamilton Fund (collectively the "Company"). All significant intercompany transactions and balances have been eliminated on consolidation. Certain comparative information has been reclassified to conform to the current year presentation.
b.Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported and disclosed amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The major estimates recorded in the Company’s financial statements include, but are not limited to, premiums written, provisions for estimated future credit losses, the reserve for losses and loss adjustment expenses and the fair value of investments.
In the three months ended June 30, 2023, the Company recorded an accrual of $4.4 million as a result of a change in accounting principle relating to the Value Appreciation Pool ("VAP"), of which $4.2 million was recorded as an adjustment to retained earnings in "Share compensation expense".
c.Recent Accounting Pronouncements
Recently Adopted Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02 Leases (as subsequently clarified in various Updates) which updated accounting guidance that applies to any entity that enters into a lease that does not meet certain scope exceptions. The guidance requires the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous guidance. The Company adopted this guidance in the first quarter of 2022 by recording a gross-up of the balance sheet in recognition of an operating lease liability for future lease payments and the associated right-of-use asset for the right to use the underlying asset over the lease term. This guidance did not have a material impact on the Company’s results of operations, financial position, cash flows or disclosures.
In June 2016, the FASB issued ASU 2016-13 Measurement of Credit Losses on Financial Instruments (as subsequently clarified in various Updates), which requires the application of an incurred loss impairment methodology that reflects expected credit losses and requires consideration of a broad range of reasonable and supportable information to record credit loss estimates. The Company adopted this guidance in the first quarter of

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements
2022, and because it did not have a material impact on the Company’s results of operations, financial position, or cash flows, we did not record a cumulative effective adjustment to opening retained earnings as of January 1, 2022.
3. Investments
Fixed Maturity and Short-Term Investments - Trading
The Company’s fixed maturity and short-term investments at June 30, 2023 and December 31, 2022 are as follows:

	2023
(Expressed in thousands of U.S. Dollars)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:
U.S. government treasuries	$576,679	$220	$(24,309)	$552,590
U.S. states, territories and municipalities	4,733	—	(386)	4,347
Non-U.S. sovereign governments and supranationals	16,865	575	(1,411)	16,029
Corporate	753,782	214	(39,265)	714,731
Residential mortgage-backed securities - Agency	152,133	—	(14,648)	137,485
Residential mortgage-backed securities - Non-agency	4,954	11	(749)	4,216
Commercial mortgage-backed securities - Non-agency	10,222	—	(1,241)	8,981
Other asset-backed securities	13,253	2	(385)	12,870
Total fixed maturities	1,532,621	1,022	(82,394)	1,451,249
Short-term investments	335,668	919	—	336,587
Total	$1,868,289	$1,941	$(82,394)	$1,787,836

	2022
(Expressed in thousands of U.S. Dollars)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:
U.S. government treasuries	$498,841	$99	$(27,089)	$471,851
U.S. states, territories and municipalities	4,741	—	(434)	4,307
Non-U.S. sovereign governments and supranationals	14,191	363	(1,602)	12,952
Corporate	690,900	363	(43,786)	647,477
Residential mortgage-backed securities - Agency	111,234	—	(14,824)	96,410
Residential mortgage-backed securities - Non-agency	5,147	—	(772)	4,375
Commercial mortgage-backed securities - Non-agency	10,283	—	(1,064)	9,219
Other asset-backed securities	13,347	1	(463)	12,885
Total fixed maturities	1,348,684	826	(90,034)	1,259,476
Short-term investments	285,130	986	(5)	286,111
Total	$1,633,814	$1,812	$(90,039)	$1,545,587

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements
Contractual Maturities Summary
The following table presents contractual maturities of fixed maturity securities at June 30, 2023. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2023
(Expressed in thousands of U.S. Dollars)	Amortized Cost	Fair Value
Due less than one year	$100,359	$97,546
Due after one through five years	1,007,650	955,534
Due after five through ten years	240,364	231,703
Due after ten years	3,686	2,914
Mortgage-backed	167,309	150,682
Asset-backed	13,253	12,870
Total	$1,532,621	$1,451,249
Investments in Two Sigma Funds
The Company’s investments in Two Sigma Funds at June 30, 2023 and December 31, 2022 are as follows:

	2023			2022
(Expressed in thousands of U.S. Dollars)	Cost	Net Unrealized Gains (Losses)	Fair Value	Cost	Net Unrealized Gains (Losses)	Fair Value
Two Sigma Futures Portfolio, LLC (FTV)	$372,754	$(24,683)	$348,071	$438,625	$(95,213)	$343,412
Two Sigma Spectrum Portfolio, LLC (STV)	256,642	39,773	296,415	171,135	57,982	229,117
Two Sigma Equity Spectrum Portfolio, LLC (ESTV)	168,016	55,984	224,000	121,340	46,867	168,207
Total	$797,412	$71,074	$868,486	$731,100	$9,636	$740,736
The Company, through its investments in FTV, STV and ESTV, seeks to achieve absolute dollar-denominated returns on a substantial capital base, primarily by combining multiple hedged and leveraged systematic investment strategies with proprietary risk management and execution techniques. These systematic strategies include, but are not limited to, technical and statistically-based, fundamental-based, event-based, market condition-based and spread-based strategies as well as contributor-based and/or sentiment-based strategies and blended strategies. FTV primarily utilizes systematic strategies to gain broad macro exposure to FX, fixed income, equity and credit indices and commodities, predominantly by trading futures, spots, forwards, options, swaps, cash bonds and exchange traded products. STV primarily utilizes systematic strategies to trade U.S.-listed equity securities and related instruments and derivatives. ESTV primarily utilizes systematic strategies to trade non-U.S.-listed equity securities and related instruments and derivatives. At June 30, 2023, the Company owns a 18.7%, 16.0% and 8.5% interest in each of the FTV, STV and ESTV funds, respectively.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements
The following table summarizes certain investments of FTV, STV and ESTV where TS Hamilton Fund’s proportionate share of the fair value of the investment represents more than 5% of TS Hamilton Fund’s members’ equity at June 30, 2023:

	2023
(Expressed in thousands of U.S. Dollars)	Principal/ Shares (1)	Fair Value (1)	% of Members’ Equity
U.S. Treasury Securities, 0.0000% - 6.2500%, due 7/11/2023 - 5/15/2043	666,549	$659,070	40.1%
State Street Treasury Obligations Money Market Fund	202,768	202,768	12.3%
U.S. Treasury Securities, 3.3750% - 3.7500%, due 6/30/2030 - 5/15/2053	(157,564)	$(152,368)	(9.3)%
__________________
(1)Values represent TS Hamilton Fund’s proportionate share of the aggregate of FTV, STV and ESTV total holdings.
Two Sigma and the Managing Member are related parties to the Company as described further in Note 1, Organization. The investment management agreement with Two Sigma requires TS Hamilton Fund to incur a management fee of 3% of the non-managing members' equity in the net asset value of the TS Hamilton Fund per annum. The management fee for the three months ended June 30, 2023 and 2022 was $12.1 million and $12.9 million, respectively and the management fee for the six months ended June 30, 2023 and 2022 was $24.0 million and $25.5 million, respectively.
Under the terms of the limited liability company agreement between Hamilton Re and the Managing Member, the Managing Member is entitled to an incentive allocation equal to 30% of TS Hamilton Fund’s net profits, subject to high watermark provisions, and adjusted for withdrawals and any incentive allocation to the Managing Member. However, in the event there is a net loss during a quarter and a net profit during any subsequent quarter, the Managing Member is entitled to a modified incentive allocation whereby the regular incentive allocation will be reduced by 50% until subsequent cumulative net profits are credited in an amount equal to 200% of the previously allocated net losses. The Managing Member is also entitled to receive an additional incentive allocation as of the end of each fiscal year (or on any date Hamilton Re withdraws all or a portion of its capital), in an amount equal to 20% of the Excess Profits. “Excess Profits” for any given fiscal year (or other such accounting period) means the net profits over 15% for such fiscal year, net of management fees and expenses and gross of incentive allocations, but only after recouping previously unrecouped net losses. To the extent Hamilton Re contributes capital other than at the beginning of a fiscal year or withdraws capital other than at the end of a fiscal year, the additional incentive allocation hurdle with respect to such capital is prorated. The aggregate incentive allocation (inclusive of the additional incentive allocation) for the three months ended June 30, 2023 and 2022 was $4.5 million and $83.4 million, respectively and the aggregate incentive allocation (inclusive of the additional incentive allocation) for the six months ended June 30, 2023 and 2022 was $6.0 million and $83.4 million, respectively.
Hamilton Re has a commitment with TS Hamilton Fund to maintain approximately 93% of its investable assets in TS Hamilton Fund for a period (the "Commitment Period"), subject to certain circumstances and the liquidity options described below, with the Commitment Period ending on December 31, 2025. The Commitment Period consists of a 3-year rolling term that automatically renews on an annual basis unless Hamilton Re or the Managing Member provide advance notice of non-renewal. The commitment is subject to a waiver that permits Hamilton Re to maintain an investment in TS Hamilton Fund equal to a minimum of 95% of the consolidated net tangible assets of Hamilton Group. The waiver is applicable to December 31, 2023, is intended to automatically renew annually and may be revoked by the Managing Member in its sole discretion upon 90 days’ prior written notice.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements
The TS Hamilton Fund generally has two liquidity options, subject to Hamilton Re’s minimum investment commitment, which are as follows:
•Monthly liquidity - Subject to certain conditions, Hamilton Re may request a whole or partial withdrawal of its capital account, no later than fifteen days prior to the end of a calendar month, effective as of the last day of such calendar month.
•Daily liquidity - Subject to certain limited circumstances, including the need to meet obligations pursuant to Hamilton Re’s underwriting operations, Hamilton Re may request a withdrawal of all or a portion of its capital account upon at least one business day’s written notice of such withdrawal request date to the Managing Member.
At its discretion, the Managing Member may permit or require Hamilton Re to withdraw all or any portion of its respective capital account at other times, or waive or reduce certain notice periods, or allow a notice to be revoked. The Managing Member may withdraw all or any portion of its capital account at any time.
Total Realized and Unrealized Gains (Losses) on Investments and Net Investment Income (Loss)
The components of total realized and unrealized gains (losses) on investments and net investment income (loss) for the three and six months ended June 30, 2023 and 2022 are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(Expressed in thousands of U.S. Dollars)	2023	2022	2023	2022
Net realized and unrealized gains (losses) on investments:
Net realized gains (losses) on investments	$27,612	$120,920	$(10,040)	152,010
Change in net unrealized gains (losses) on investments	(8,206)	106,769	64,579	62,009
Net realized and unrealized gains (losses) on investments	19,406	227,689	54,539	214,019

Net investment income (loss):
Fixed maturities	10,815	4,767	18,970	8,463
Short-term investments	98	306	249	403
TS Hamilton Fund	6,025	1,054	9,912	1,508
Cash and cash equivalents	2,412	203	4,725	154
Other	697	(961)	1,120	(800)
Interest and other	20,047	5,369	34,976	9,728
Management fees	(12,515)	(13,296)	(24,849)	(26,181)
Other expenses	(241)	(230)	(477)	(476)
Net investment income (loss)	7,291	(8,157)	9,650	(16,929)

Total realized and unrealized gains (losses) on investments and net investment income (loss)	$26,697	$219,532	$64,189	$197,090

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements
Net Realized Gains (Losses) on Investments
The components of net realized gains (losses) on investments for the three and six months ended June 30, 2023 and 2022 are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(Expressed in thousands of U.S. Dollars)	2023	2022	2023	2022
Fixed maturities and short-term investments	$2,574	$(7,294)	$(3,108)	$(10,372)
TS Hamilton Fund	24,827	128,164	(7,143)	161,535
Other	211	50	211	847
Net realized gains (losses) on investments	$27,612	$120,920	$(10,040)	$152,010
Net Unrealized Gains (Losses) on Investments
The components of net unrealized gains (losses) on investments for the three and six months ended June 30, 2023 and 2022 are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(Expressed in thousands of U.S. Dollars)	2023	2022	2023	2022
Fixed maturities and short-term investments	$(19,539)	$(18,405)	$3,019	$(63,205)
TS Hamilton Fund	11,333	125,174	61,560	125,214
Net unrealized gains (losses) on investments	$(8,206)	$106,769	$64,579	$62,009
Pledged Assets
At June 30, 2023 and December 31, 2022, pledged investments at fair value were comprised of $277.1 million and $274.0 million, respectively, securing a portion of the capital requirements for business written at Lloyd's and $54.1 million and $39.0 million, respectively, held in trust accounts for the benefit of U.S. state regulatory authorities. In addition, certain investments were pledged as security for letter of credit facilities as described further in Note 9, Debt and Credit Facilities.
At June 30, 2023 and December 31, 2022, restricted cash balances were comprised of $101.8 million and $126.8 million, respectively, securing other underwriting obligations; $3.2 million and $2.1 million, respectively, securing a portion of the capital requirements for business written at Lloyd's; $1.4 million and $1.3 million, respectively, in trust accounts for the benefit of regulatory authorities; and $0.3 million and $0.6 million, respectively, of escrow funds.
Total cash and cash equivalents and restricted cash of $0.9 billion presented in the statement of cash flows at June 30, 2023 was comprised of cash and cash equivalents of $818.5 million and restricted cash of $106.7 million on the balance sheet. Total cash and cash equivalents and restricted cash of $1.2 billion presented in the statement of cash flows at December 31, 2022 was comprised of cash and cash equivalents of $1.1 billion and restricted cash of $130.8 million on the balance sheet.
4. Fair Value
Financial Instruments Subject to Fair Value Measurements
Accounting guidance over fair value measurements requires that a fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based on the best information available. Assumptions include the risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model. The fair value of a financial instrument is the amount that would be received to

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements
sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the “exit price”). Instruments that the Company owns are marked to bid prices.
Basis of Fair Value Measurements
Fair value measurement accounting guidance also establishes a fair value hierarchy that prioritizes the inputs to the respective valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The three levels of the fair value hierarchy are:
•Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
•Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and
•Level 3 - Inputs that are both significant to the fair value measurement and unobservable.
The following section describes the valuation methodologies used to determine the fair value of the Company’s fixed maturity and short-term investments by asset class:
•U.S. government treasuries: fair value based on observable market inputs such as quoted prices, reported trades, quoted prices for similar issuances and benchmark yields;
•U.S. states, territories and municipalities: fair value based on observable market inputs such as quoted market prices, quoted prices for similar securities, benchmark yields and credit spreads;
•Non-U.S. sovereign governments and supranationals: fair value based on observable market inputs such as quoted market prices, quoted prices for similar securities and models with observable inputs such as benchmark yields and credit spreads, and then, where applicable, converted to U.S. dollars using an exchange rate from a nationally recognized source;
•Corporate: fair value based on observable market inputs such as quoted market prices, quoted prices for similar securities, benchmark yields and credit spreads;
•Asset-backed and mortgage-backed securities: fair value based on observable inputs such as quoted prices, reported trades, quoted prices for similar issuances or benchmark yields and cash flow models using observable inputs such as prepayment speeds, collateral performance and default spreads; and
•Short-term investments: fair value based on observable market inputs such as quoted prices, reported trades, quoted prices for similar issuances and benchmark yields.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements
The following table presents the financial instruments measured at fair value at June 30, 2023 and December 31, 2022:

	2023
(Expressed in thousands of U.S. Dollars)	Level 1	Level 2	Level 3	Total
Fixed maturities:
U.S. government treasuries	$—	$552,590	$—	$552,590
U.S. states, territories and municipalities	—	4,347	—	4,347
Non-U.S. sovereign governments and supranationals	—	16,029	—	16,029
Corporate	—	714,731	—	714,731
Residential mortgage-backed securities - Agency	—	137,485	—	137,485
Residential mortgage-backed securities - Non-agency	—	4,216	—	4,216
Commercial mortgage-backed securities - Non-agency	—	8,981	—	8,981
Other asset-backed securities	—	12,870	—	12,870
Total fixed maturities	—	1,451,249	—	1,451,249
Short-term investments	—	336,587	—	336,587
Total	$—	$1,787,836	$—	$1,787,836

	2022
(Expressed in thousands of U.S. Dollars)	Level 1	Level 2	Level 3	Total
Fixed maturities:
U.S. government treasuries	$—	$471,851	$—	$471,851
U.S. states, territories and municipalities	—	4,307	—	4,307
Non-U.S. sovereign governments and supranationals	—	12,952	—	12,952
Corporate	—	647,477	—	647,477
Residential mortgage-backed securities - Agency	—	96,410	—	96,410
Residential mortgage-backed securities - Non-agency	—	4,375	—	4,375
Commercial mortgage-backed securities - Non-agency	—	9,219	—	9,219
Other asset-backed securities	—	12,885	—	12,885
Total fixed maturities	—	1,259,476	—	1,259,476
Short-term investments	—	286,111	—	286,111
Total	$—	$1,545,587	$—	$1,545,587
The carrying values of cash and cash equivalents, restricted cash, accrued investment income, receivables for investments sold, certain other assets, payables for investments purchased, and certain other liabilities approximate their fair values.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements
5. Variable Interest Entities
TS Hamilton Fund
TS Hamilton Fund meets the definition of a variable interest entity ("VIE") principally because the Managing Member does not hold substantive equity at risk in the entity but controls all of the decision making authority over it. Therefore, the Company assessed its ownership in the VIE to determine if it is the primary beneficiary. The Managing Member is a related party to the Company and collectively they hold all of the variable interest. The Company performed an assessment of all relevant facts and circumstances and determined that it is the entity within the related party group for whom substantially all of the activities of the VIE are conducted. As a result, the Company concluded that it is the primary beneficiary of TS Hamilton Fund.
Activity in the non-controlling interest of TS Hamilton Fund for the three and six months ended June 30, 2023 and 2022 was as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(Expressed in thousands of U.S. Dollars)	2023	2022	2023	2022
Non-controlling interest - beginning of period	$120	$127	$119	$124
Withdrawals	(4,497)	(68,049)	(6,006)	(68,049)
Equity in earnings	4	19	5	22
Incentive allocation	4,497	83,365	6,006	83,365
Non-controlling interest - end of period	$124	$15,462	$124	$15,462
The following table represents the total assets and total liabilities of TS Hamilton Fund at June 30, 2023 and December 31, 2022. Creditors or beneficial interest holders of TS Hamilton Fund have no recourse to the general credit of the Company as the Company’s obligation is limited to the amount of its committed investment.

(Expressed in thousands of U.S. Dollars)	2023	2022
Assets
Cash and cash equivalents	$470,833	$800,239
Short-term investments	326,092	264,104
Investments in Two Sigma Funds, at fair value	868,486	740,736
Interest and dividends receivable	1,983	2,076
Total assets	1,667,394	1,807,155

Liabilities
Accounts payable and accrued expenses	174	291
Withdrawal payable	4,497	145,738
Payable for investments purchased	18,250	48,095
Total liabilities	22,921	194,124
Total net assets managed by TS Hamilton Fund	$1,644,473	$1,613,031
The withdrawal payable of $4.5 million and $145.7 million at June 30, 2023 and December 31, 2022, respectively, includes a redemption of $Nil and $145.7 million, respectively, due to Hamilton Re. The net balance is reported on the Company's balance sheet in "Payables to related parties".

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements
6. Reinsurance
The Company purchases reinsurance and other protection to manage its risk portfolio and to reduce its exposure to large losses. The Company currently has in place contracts that provide for recovery of a portion of certain claims and claim expenses, generally in excess of various retentions or on a proportional basis. Amounts recoverable under reinsurance contracts are recorded as assets. The Company remains liable to the extent that any reinsurance company fails to meet its obligations.
Allowance for Expected Credit Losses
Premiums receivable and paid and unpaid losses recoverable comprise the Company's most significant credit exposures not carried at fair value. The Company has not historically experienced significant credit losses. In determining an allowance for these reinsurance assets, the Company considers historical information in combination with counterparty financial strength ratings and the extent to which balances are collateralized. The Company assesses the risk of future default by evaluating current market conditions for the likelihood of default and calculates its provision for current expected credit losses under the probability of default and loss given default methodology.
Premiums Receivable
Premiums receivable are estimated based on policy terms and reports received from the underlying counterparties, supplemented by management's judgment. Due to the nature of the (re)insurance business, the Company routinely receives reports and premiums subsequent to the inception of the coverage period. At June 30, 2023, the Company’s premiums receivable balance, net of credit provisions of $3.1 million, was $756.3 million. At December 31, 2022, the Company’s premiums receivable balance, net of credit provisions of $2.9 million, was $522.7 million.
Reinsurance Balances Recoverable
Reinsurance balances recoverable is comprised of amounts due from reinsurers based on the claim liabilities associated with the reinsured policy. The Company accrues amounts due from reinsurers based on estimated ultimate contract losses.
At June 30, 2023, the Company’s paid and unpaid reinsurance recoverable balances net of credit provisions were $132.5 million and $1.2 billion, respectively, with a total corresponding provision for current expected credit losses of $0.8 million. At December 31, 2022, the Company’s paid and unpaid reinsurance recoverable balances net of credit provisions were $90.7 million and $1.2 billion, respectively, with a total corresponding provision for current expected credit losses of $0.8 million.
At June 30, 2023 and December 31, 2022, the distribution of the Company’s paid and unpaid losses and loss adjustment expenses recoverable as categorized by major rating agencies were as follows:

	% of total paid and unpaid losses and loss adjustment expenses recoverable
Classification	June 30, 2023	December 31, 2022
Collateralized	32.0%	33.8%
A- or better	67.4%	65.6%
Below A-	0.6%	0.6%
Total	100.0%	100.0%
At June 30, 2023 and December 31, 2022, the three largest balances by reinsurer accounted for 31%, 20% and 12%, and 31%, 17% and 11%, respectively, of paid and unpaid losses and loss adjustment expenses recoverable.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements
Loss Portfolio Transfer
On February 6, 2020, the Company entered into a loss portfolio transfer agreement (the "LPT"), under which the insurance liabilities arising from certain casualty risks for the Lloyd's Years of Account ("YOA") 2016, 2017 and 2018 were retroceded to a third party in exchange for total premium of $72.1 million. This transaction was accounted for as retroactive reinsurance under which cumulative ceded losses exceeding the LPT premium are recognized as a deferred gain liability and amortized into income over the settlement period of the ceded reserves in proportion to cumulative losses collected over the estimated ultimate reinsurance recoverable. The amount of the deferral is recalculated each reporting period based on updated ultimate loss estimates. Consequently, cumulative adverse development subsequent to the signing of the LPT may result in significant losses from operations until periods when the deferred gain is recognized as a benefit to earnings.
At June 30, 2023 and December 31, 2022, the balance of reinsurance recoverable on unpaid losses due under this LPT was $57.0 million and $59.2 million, respectively. Amortization of the deferred gain was income of $3.1 million and an expense of $0.9 million during the three months ended June 30, 2023 and 2022, respectively, and income of $3.4 million and an expense of $2.0 million during the six months ended June 30, 2023 and 2022, respectively, which was recorded through losses and loss adjustment expenses in accordance with the actual loss payments and updated estimates of ultimate losses of the subject business.
Catastrophe Bond Reinsurance
In 2021, Hamilton Group sponsored an industry loss index-triggered catastrophe bond through the issuance of Series 2020-1 Class A Principal-at-Risk Variable Rate Notes by Easton Re Pte, Ltd. (“Easton Re”). Easton Re provides the Company's operating platforms with multi-year risk transfer capacity of $150 million to protect against named storm and earthquake risk in the United States. The risk period for Easton Re is from January 1, 2021 to December 31, 2023. The Company recorded reinsurance premiums ceded of $7.2 million and $6.3 million during each of the three and six months ended June 30, 2023 and 2022, respectively.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements

7. Reserve for Losses and Loss Adjustment Expenses
The following table presents a reconciliation of unpaid losses and loss adjustment expenses ("LAE") for the six months ended June 30, 2023 and 2022:

(Expressed in thousands of U.S. Dollars)	2023	2022
Gross unpaid losses and loss expenses, beginning of period	$2,856,275	$2,415,491
Reinsurance recoverable on unpaid losses	1,177,863	1,112,543
Net unpaid losses and loss expenses, beginning of period	1,678,412	1,302,948

Net losses and loss expenses incurred in respect of losses occurring in:
Current year	330,458	370,534
Prior years	(2,481)	(31,483)
Total incurred	327,977	339,051

Net losses and loss expenses paid in respect of losses occurring in:
Current year	10,431	5,160
Prior years	282,252	161,352
Total paid	292,683	166,512

Foreign currency revaluation and other	22,454	(25,151)
Net unpaid losses and loss expenses, end of period	1,736,160	1,450,336
Reinsurance recoverable on unpaid losses	1,162,940	1,101,308
Gross unpaid losses and loss expenses, end of period	$2,899,100	$2,551,644
Net favorable prior year development of $2.5 million for the six months ended June 30, 2023 was comprised of $3.6 million of favorable prior year development on attritional losses and $1.1 million of unfavorable prior year development on catastrophe losses. See below for further details:
•Net favorable development of $5.3 million on specialty contracts, driven by lower than expected claims development across various classes; and
•Net favorable development of $1.2 million on casualty lines of business, primarily related to lower than expected claims development across various classes; offset by
•Net unfavorable development of $6.1 million on property contracts, primarily driven by higher than expected claims development relating to Winterstorm Elliott, as well as development in exited lines.
In addition, casualty business protected by the LPT discussed in Note 6, Reinsurance, recorded unfavorable gross development, which was partially offset by amortization of the associated deferred gain, resulting in a net positive earnings impact of $2.1 million.
Net favorable prior year development of $31.5 million for the six months ended June 30, 2022 was comprised of $18.5 million of favorable prior year development on attritional losses and $13.0 million of favorable prior year development on catastrophe losses. See below for further details:
•Net favorable development of $11.9 million on specialty contracts, driven by reductions in loss estimates;
•Net favorable development of $9.0 million on property contracts, driven by decreases in loss estimates for 2021 catastrophe events; and

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements
•Net favorable development of $4.5 million on casualty lines of business.
In addition, casualty business protected by the LPT discussed in Note 6, Reinsurance, recorded favorable gross development which was partially offset by amortization of the associated deferred gain, resulting in a net positive earnings impact of $6.1 million.
Reinsurance recoverable on unpaid losses related to the LPT discussed in Note 6, Reinsurance was recognized for each of the six months ended June 30, 2023 and 2022 in the reconciliation of beginning and ending gross and net loss and LAE reserves presented above.
The Company amortized acquisition costs of $76.9 million and $63.7 million for the three months ended June 30, 2023 and 2022, respectively, and $142.0 million and $129.1 million for the six months ended June 30, 2023 and 2022, respectively.
Ukraine Conflict
The estimate of net reserves for losses and loss adjustment expenses related to the ongoing Ukraine conflict is subject to significant uncertainty. As at June 30, 2023 and December 31, 2022, our net recorded reserves relating to the Ukraine conflict totaled $75.6 million and $79.3 million, respectively.
Covid-19
Our Covid-19 losses also remain subject to significant uncertainty and review. Actual ultimate losses for these events may differ materially from the Company's current estimates. As at June 30, 2023 and December 31, 2022, our net recorded reserves relating to Covid-19 totaled $13.4 million and $39.0 million, respectively.
While the Company believes, based on current facts and circumstances, that its estimates of net reserves for losses and loss expenses are adequate for losses and loss adjustment expenses that have been incurred at June 30, 2023, the Company will continue to monitor its assumptions as new information becomes available and will adjust its estimate of net reserves for losses and loss adjustment expenses as appropriate. Actual ultimate losses for these events may differ materially from the Company's current estimates.
8. Segment Reporting
We have determined our reportable business segments based on the information used by management in assessing performance and allocating resources to underwriting operations. We have identified two reportable business segments - International and Bermuda. Each of our identified reportable segments has a Chief Executive Officer who is responsible for the overall profitability of their segment and who regularly reports and is directly accountable to the chief operating decision maker: the Chief Executive Officer of the consolidated group.
We evaluate reportable segment performance based on their respective underwriting income or loss. Underwriting income or loss is calculated as net earned premium less losses and loss adjustment expenses, acquisition costs, and other underwriting expenses (a component of general and administrative expenses), net of third party fee income (a component of other income). General and administrative expenses not incurred by the reportable segments are included in corporate and other expenses as part of the reconciliation of net underwriting income or loss to net income or loss attributable to common shareholders. As we do not manage our assets by segment, investment income and assets are not allocated to reportable segments.
Our core business is underwriting and our underwriting results are reflected in our reportable segments: (1) International, which is comprised of property, specialty and casualty insurance and reinsurance classes of business originating from the Company’s London, Dublin, and Hamilton Select operations; and (2) Bermuda, which is comprised of property, specialty and casualty insurance and reinsurance classes of business originating from Hamilton Re Bermuda and Hamilton Re US and subsidiaries. We consider many factors, including the nature of each segment’s products, client types, production sources, distribution methods and the regulatory environment, in determining the aggregated operating segments.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements
Corporate includes net realized and unrealized gains (losses) on investment, net investment income (loss), other income (loss) not incurred by the reportable segments, net foreign exchange gain (loss), general and administrative expenses not incurred by reportable segments, interest expense, and income tax expense (benefit).

(Expressed in thousands of U.S. Dollars)
Three Months Ended June 30, 2023	International	Bermuda	Corporate	Total
Gross premiums written	$277,796	$227,164	$—	$504,960
Net written premiums	$197,047	$187,661	$—	$384,708
Net premiums earned	$176,636	$154,824	$—	$331,460
Third-party fee income	2,401	48	—	2,449
Net losses and loss adjustment expenses	87,575	91,841	—	179,416
Acquisition costs	47,260	29,596	—	76,856
Other underwriting expenses	29,540	13,203	—	42,743
Underwriting income (loss)	$14,662	$20,232	$—	$34,894
Net realized and unrealized gains (losses) on investments			19,406	19,406
Net investment income (loss)			7,291	7,291
Other income (loss), excluding third party fee income			(29)	(29)
Net foreign exchange gains (losses)			(3,341)	(3,341)
Corporate expenses			(6,491)	(6,491)
Amortization of intangible assets			(2,305)	(2,305)
Interest expense			(5,189)	(5,189)
Net income (loss) before tax				44,236
Income tax expense			(2,948)	(2,948)
Net income (loss)				41,288
Net income (loss) attributable to non-controlling interest			4,501	4,501
Net income (loss) available to common shareholders				$36,787

Key Ratios
Attritional loss ratio - current year	52.9%	48.9%		51.0%
Attritional loss ratio - prior year development	(3.3)%	0.3%		(1.6)%
Catastrophe loss ratio - current year	0.9%	9.8%		5.0%
Catastrophe loss ratio - prior year development	(0.9)%	0.3%		(0.3)%
Net loss and loss adjustment expense ratio	49.6%	59.3%		54.1%
Acquisition cost ratio	26.8%	19.1%		23.2%
Other underwriting expense ratio	15.4%	8.5%		12.2%
Combined ratio	91.8%	86.9%		89.5%

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars)
Three Months Ended June 30, 2022	International	Bermuda	Corporate	Total
Gross premiums written	$208,536	$179,309	$—	$387,845
Net written premiums	$148,992	$146,418	$—	$295,410
Net premiums earned	$149,538	$121,070	$—	$270,608
Third-party fee income	3,261	144	—	3,405
Net losses and loss adjustment expenses	69,824	61,026	—	130,850
Acquisition costs	38,002	25,689	—	63,691
Other underwriting expenses	27,734	12,682	—	40,416
Underwriting income (loss)	$17,239	$21,817	$—	$39,056
Net realized and unrealized gains (losses) on investments			227,689	227,689
Net investment income (loss)			(8,157)	(8,157)
Other income (loss), excluding third party fee income			148	148
Net foreign exchange gains (losses)			11,110	11,110
Corporate expenses			(5,474)	(5,474)
Amortization of intangible assets			(3,337)	(3,337)
Interest expense			(3,790)	(3,790)
Net income (loss) before tax				257,245
Income tax expense			(1,292)	(1,292)
Net income (loss)				255,953
Net income (loss) attributable to non-controlling interest			83,384	83,384
Net income (loss) available to common shareholders				$172,569

Key Ratios
Attritional loss ratio - current year	48.0%	58.1%		52.6%
Attritional loss ratio - prior year development	(6.0)%	(1.0)%		(3.8)%
Catastrophe loss ratio - current year	3.8%	6.6%		5.1%
Catastrophe loss ratio - prior year development	0.9%	(13.3)%		(5.5)%
Net loss and loss adjustment expense ratio	46.7%	50.4%		48.4%
Acquisition cost ratio	25.4%	21.2%		23.5%
Other underwriting expense ratio	16.4%	10.4%		13.6%
Combined ratio	88.5%	82.0%		85.5%

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars)
Six Months Ended June 30, 2023	International	Bermuda	Corporate	Total
Gross premiums written	$524,909	$518,215	$—	$1,043,124
Net written premiums	$319,067	$414,139	$—	$733,206
Net premiums earned	$326,151	$289,211	$—	$615,362
Third-party fee income	5,302	150	—	5,452
Net losses and loss adjustment expenses	157,967	170,010	—	327,977
Acquisition costs	84,452	57,543	—	141,995
Other underwriting expenses	58,002	23,884	—	81,886
Underwriting income (loss)	$31,032	$37,924	$—	$68,956
Net realized and unrealized gains (losses) on investments			54,539	54,539
Net investment income (loss)			9,650	9,650
Other income (loss), excluding third party fee income			—	—
Net foreign exchange gains (losses)			(5,387)	(5,387)
Corporate expenses			(13,154)	(13,154)
Amortization of intangible assets			(5,075)	(5,075)
Interest expense			(10,718)	(10,718)
Net income (loss) before tax				98,811
Tax expense			(4,521)	(4,521)
Net income (loss)				94,290
Net income (loss) attributable to non-controlling interest			6,011	6,011
Net income (loss) available to common shareholders				$88,279

Key Ratios
Attritional loss ratio - current year	51.6%	48.5%		50.1%
Attritional loss ratio - prior year development	(3.8)%	3.0%		(0.6)%
Catastrophe loss ratio - current year	0.4%	7.1%		3.6%
Catastrophe loss ratio - prior year development	0.2%	0.2%		0.2%
Net loss and loss adjustment expense ratio	48.4%	58.8%		53.3%
Acquisition cost ratio	25.9%	19.9%		23.1%
Other underwriting expense ratio	16.2%	8.2%		12.4%
Combined ratio	90.5%	86.9%		88.8%

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars)
Six Months Ended June 30, 2022	International	Bermuda	Corporate	Total
Gross premiums written	$429,740	$474,870	$—	$904,610
Net written premiums	$262,258	$375,419	$—	$637,677
Net premiums earned	$293,894	$242,630	$—	$536,524
Third-party fee income	5,884	249	—	6,133
Net losses and loss adjustment expenses	157,779	181,272	—	339,051
Acquisition costs	80,657	48,403	—	129,060
Other underwriting expenses	55,445	23,347	—	78,792
Underwriting income (loss)	$5,897	$(10,143)	$—	$(4,246)
Net realized and unrealized gains (losses) on investments			214,019	214,019
Net investment income (loss)			(16,929)	(16,929)
Other income (loss), excluding third party fee income			257	257
Net foreign exchange gains (losses)			13,476	13,476
Corporate expenses			(10,154)	(10,154)
Amortization of intangible assets			(6,697)	(6,697)
Interest expense			(7,153)	(7,153)
Net income (loss) before tax				182,573
Tax expense			(2,048)	(2,048)
Net income (loss)				180,525
Net income (loss) attributable to non-controlling interest			83,387	83,387
Net income (loss) available to common shareholders				$97,138

Key Ratios
Attritional loss ratio - current year	47.8%	51.6%		49.5%
Attritional loss ratio - prior year development	(5.3)%	(1.1)%		(3.4)%
Catastrophe loss ratio - current year	9.8%	31.4%		19.5%
Catastrophe loss ratio - prior year development	1.4%	(7.2)%		(2.4)%
Net loss and loss adjustment expense ratio	53.7%	74.7%		63.2%
Acquisition cost ratio	27.4%	19.9%		24.0%
Other underwriting expense ratio	16.9%	9.6%		13.6%
Combined ratio	98.0%	104.2%		100.8%

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements
The following table presents gross premiums written by the geographical location of the Company's subsidiaries for the three and six months ended June 30, 2023 and 2022:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(Expressed in thousands of U.S. Dollars)	2023	2022	2023	2022
International
Lloyd's of London	$169,463	$135,336	$318,171	$271,346
Ireland	90,968	69,967	174,731	155,161
U.S.	17,365	3,233	32,007	3,233
Total International	277,796	208,536	524,909	429,740
Bermuda	227,164	179,309	518,215	474,870
Total	$504,960	$387,845	$1,043,124	$904,610
9. Debt and Credit Facilities
Debt
On June 23, 2022, Hamilton Group renewed its unsecured $150 million term loan credit arrangement, as amended from time to time (the "Facility"), with various lenders as arranged by Wells Fargo Securities, LLC. All or a portion of the loan issued under the renegotiated Facility bears interest at either (a) the Base Rate plus the Applicable Margin or (b) the Adjusted Term Secured Overnight Financing Rate ("SOFR") rate plus the Applicable Margin, at Hamilton Group's discretion. In the event of default, an additional 2% interest in excess of (a) or (b) will be levied, not to exceed the highest rate permissible under applicable law, and certain types of loans may not be available for borrowing by Hamilton Group under the Facility. The Facility matures on June 23, 2025, unless accelerated pursuant to the terms of the Facility, and it contains usual and customary representations, warranties, conditions and covenants for bank loan facilities of this type. The Facility also contains certain financial covenants which cap the ratio of consolidated debt to capital and require that Hamilton Group maintain a certain minimum consolidated net worth. The net worth requirement is recalculated effective as of the end of each fiscal quarter. As of June 30, 2023, the outstanding loan balance was $150.0 million, the fair value was $150.9 million, the unamortized issuance costs were $0.2 million, and the Company was in compliance with all covenants.
Debt issuance costs are amortized over the period of time during which the Facility is outstanding, as an offset to investment income. The Company amortized debt issuance costs of $0.1 million or less in each of the three and six months ended June 30, 2023 and 2022. The Company’s debt is classified as Level 3 within the fair value hierarchy because it is valued using an income approach, which utilizes a discounted cash flow technique that considers the credit profile of the Company.
Credit Facilities
The Company has several available letter of credit facilities and a revolving loan facility provided by commercial banks. The letter of credit facilities are utilized to provide collateral to reinsureds of Hamilton Re and its affiliates to the extent required under reinsurance agreements and to support capital requirements at Lloyd’s.
On June 23, 2022, Hamilton Group and Hamilton Re amended and restated their unsecured credit agreement with a syndication of lenders (the “Unsecured Facility"). Under the Unsecured Facility, the lenders have agreed to provide up to an aggregate of $415 million of letter of credit capacity for Hamilton Re, up to $150 million of which may be utilized for revolving loans to be issued to Hamilton Group. At June 30, 2023, there were no loan amounts outstanding under this facility. Letters of credit issued under the facility bear interest at a rate of 150 basis points, while revolving loans if issued are subject to a fee of SOFR plus a margin of 185 basis points. To the extent such loans are issued, the available letter of credit capacity shall decrease proportionally, such that the aggregate credit exposure for the lenders under the credit agreement is $415 million. Amounts unutilized under the facility are subject to a fee of 22.5 basis points. Capacity is provided by Wells Fargo, National Association, Truist Bank, BMO

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements
Harris Bank N.A., Commerzbank AG, New York Branch, HSBC Bank USA, N. A., and Barclays Bank PLC. Unless renewed or otherwise terminated in accordance with its terms, the Unsecured Facility is scheduled to terminate on June 23, 2025.
On August 13, 2021, Hamilton Re and HIDAC entered into a committed letter of credit facility agreement with Bank of Montreal ("BMO"), with Hamilton Group as guarantor, under which BMO agreed to make available a secured letter of credit facility of $50 million for a term that was to expire on August 13, 2023. The facility bears a fee of 40 basis points for letters of credit issued and 15 basis points on any unutilized portion of the facility. This facility was renewed under the same terms and conditions on August 11, 2023 for an additional term expiring on August 13, 2024.
On October 27, 2022, Hamilton Re amended its letter of credit facility agreement with UBS AG ("UBS") under which UBS and certain of its affiliates agreed to make available to Hamilton Re a secured letter of credit facility of $100 million for a term that will expire on October 27, 2023. The facility bears a fee of 140 basis points on the total available capacity.
In addition, Hamilton Re is the borrower under a $205 million unsecured letter of credit facility agreement that it utilizes to provide Funds at Lloyd's ("FAL") ("FAL LOC Facility") to support the FAL requirements of Syndicate 4000. Capacity is provided by Barclays Bank PLC, ING Bank N.V., London Branch, and Bank of Montreal, London Branch. The facility bears a fee of 162.5 basis points on the borrowed amount.
The Company’s obligations under its credit facilities require Hamilton Group, Hamilton Re and the other parties thereto to comply with various financial and reporting covenants. All applicable entities were in compliance with all such covenants at June 30, 2023.
Certain of the Company's credit facilities are secured by pledged interests in the TS Hamilton Fund or the Company's fixed income security portfolio or cash. The Company’s credit facilities at June 30, 2023, and associated securities pledged, were as follows:

(Expressed in thousands of U.S. Dollars)	2023
Available letter of credit and revolving loan facilities - commitments	$921,168
Available letter of credit and revolving loan facilities - in use	673,809

Security pledged under letter of credit and revolving loan facilities:
Pledged interests in TS Hamilton Fund	$225,302
Pledged interests in fixed income portfolio	213,029
Cash	6,201
The Company has recognized interest expense related to the above debt and credit facilities of $5.2 million and $3.8 million for the three months ended June 30, 2023 and 2022, respectively, and $10.7 million and $7.2 million for the six months ended June 30, 2023 and 2022, respectively.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements
10. Share Capital
Authorized and Issued
Hamilton Group’s share capital at June 30, 2023 and December 31, 2022, is comprised as follows:

(Expressed in thousands of U.S. Dollars, except share information)
Authorized:
135,000,000 common shares of $0.01 par value each
Issued, outstanding and fully paid:	2023	2022
Class A common shares (2023 and 2022: 30,520,078)	$305	$305
Class B common shares (2023: 42,638,190 and 2022: 42,042,155)	426	420
Class C common shares (2023 and 2022: 30,525,626)	305	305
Total	$1,036	$1,030
There was no change in authorized Class A, B or C common shares for the six months ended June 30, 2023.
The following is a summary of the activity related to common shares authorized for the six months ended June 30, 2022:

	2022
	Class A	Class B	Class C	Total
Common shares - beginning of period	53,793,690	46,898,612	34,307,698	135,000,000
Share class conversions	200,000	2,085,511	(2,285,511)	—
Common shares - end of period	53,993,690	48,984,123	32,022,187	135,000,000
The following is a summary of the activity related to common shares issued and outstanding for the six months ended June 30, 2023 and 2022:

	2023
	Class A	Class B	Class C	Total
Common shares - beginning of period	30,520,078	42,042,155	30,525,626	103,087,859
Vesting of awards	—	735,013	—	735,013
Director share awards granted	—	24,780	—	24,780
Share repurchases	—	(163,758)	—	(163,758)
Common shares - end of period	30,520,078	42,638,190	30,525,626	103,683,894

	2022
	Class A	Class B	Class C	Total
Common shares - beginning of period	30,320,078	37,935,266	34,307,698	102,563,042
Share class conversions	200,000	2,085,511	(2,285,511)	—
Vesting of awards	—	580,935	—	580,935
Share repurchases	—	(104,673)	—	(104,673)
Common shares - end of period	30,520,078	40,497,039	32,022,187	103,039,304
In general, holders of Class A common shares and Class B common shares have one vote for each common share held. However, each holder of Class A common shares and Class B common shares is limited to voting (directly, indirectly or constructively, as determined for U.S. federal income tax purposes) that number of common shares equal to 9.5% of the total combined voting power of all classes of shares of Hamilton Group. In addition, the

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements
Board of Directors may limit a shareholder’s voting rights when it deems it appropriate to do so to avoid certain material adverse tax, legal or regulatory consequences to the Company or any direct or indirect shareholder or its affiliates. The Company Bye-laws provide for the redesignation of shares from (i) Class A common shares to Class B common shares automatically upon any transfer, whether or not for value, from (ii) Class A common shares and Class B common shares to Class C common shares at the request of the transferring shareholder and subject to approval by a Simple Majority of the Board and, (iii) from Class C common shares to Class B common shares upon approval by a Simple Majority of the Board.
Certain of Hamilton Group’s shareholders that own an aggregate of 62.0 million Class A, Class B and Class C common shares at June 30, 2023 have liquidity rights stipulating that on either December 23, 2023, or at the end of each three-year period thereafter, or upon the occurrence of a Trigger Event (as such term is defined in the Second Amended and Restated Shareholders' Agreement), such shareholders may cause, at the Company’s election, for the Company to either repurchase all or any portion of the exercised common shares held by such shareholder(s) at diluted book value or require an auction for a cash sale of the Company, at the Company's option. For purposes of these liquidity rights a Trigger Event includes any of the following: (i) various adverse tax determinations, including if the Company is determined to be a “passive foreign investment company” for U.S. federal income tax purposes; (ii) various changes in law that have material adverse consequences to either the Company or the applicable shareholder's interests in the Company; (iii) a downgrade in any material subsidiary’s financial strength rating to any level below A- by A.M. Best Company; or (iv) one or more changes in law (including regulatory requirements) that in the aggregate result in (a) a reduction in the investable assets of the Company invested with Two Sigma specifically, or alternative investment managers employing similar strategies generally, such that 75% or less of the Company’s investable assets will be invested with Two Sigma or such alternative investment managers or (b) Two Sigma specifically, or alternative investment managers employing similar strategies generally, being required to adopt a materially different investment strategy with respect to the investable assets of the Company. Should the Company elect to repurchase all or a portion of the common shares held by such exercising shareholder(s), such repurchase is subject to (i) applicable law and (ii) reasonable determination by the Board of Directors that A.M. Best Company will not downgrade or take any ratings action with respect to Hamilton Re’s financial strength rating as a result.
11. Earnings Per Share
The following table sets forth the computation of basic and diluted income (loss) per common share for the three and six months ended June 30, 2023 and 2022, respectively:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(Expressed in thousands of U.S. Dollars, except share information)	2023	2022	2023	2022
Numerator:
Net income (loss) attributable to common shareholders	$36,787	$172,569	$88,279	$97,138

Denominator:
Weighted average common shares outstanding - basic	103,732	103,040	103,714	103,042
Effect of dilutive securities	1,163	1,200	1,027	995
Weighted average common shares outstanding - diluted	104,895	104,240	104,741	104,037

Income (loss) per common share - basic:	$0.35	$1.67	$0.85	$0.94
Income (loss) per common share - diluted:	$0.35	$1.66	$0.84	$0.93

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Hamilton Insurance Group, Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements
In each of the three and six months ended June 30, 2023 and 2022, there were no common shares available for issuance under share-based compensation plans excluded from the calculation of diluted income (loss) per share because the assumed exercise or issuance of such shares would be anti-dilutive.
12. Subsequent Events
The Company has evaluated subsequent events through August 11, 2023, the date these financial statements were available to be issued, and concluded that, except as disclosed below, there are no subsequent events requiring recognition or disclosure.
TS Hamilton Fund
A modification of the terms of the TS Hamilton Fund’s limited liability company agreement, dated December 23, 2013 and as amended from time to time (the “LLCA”) came into effect on July 1, 2023. The terms of the LLCA prior to the modifications discussed below are as described in Note 3, Investments.
Under the terms of the revised LLCA, as supplemented by a commitment agreement (the “Commitment Agreement”), Hamilton Re is required to maintain an investment in the TS Hamilton Fund in an amount up to the lesser of (i) $1.8 billion or (ii) 60% of Hamilton Insurance Group’s net tangible assets (such lesser amount, the “Minimum Commitment Amount”) for a three-year period (the “Initial Term”) and for rolling three-year periods thereafter (each such three-year period, a “Commitment Period”) unless a notice of non-renewal is provided in accordance with the Commitment Agreement. The Managing Member is subject to the same Commitment Period and has exclusive control over the management, operations and policies of the TS Hamilton Fund, subject to certain rights afforded to Hamilton Re, including the authority to undertake on behalf of the TS Hamilton Fund all actions that, in its sole judgment, are necessary or desirable to carry out its duties and responsibilities.
In addition, the revised investment management agreement with Two Sigma requires TS Hamilton Fund to incur a management fee of 2.5% of the non-managing members' equity in the net asset value of the TS Hamilton Fund per annum. Under the terms of the revised LLCA, the Managing Member is entitled to an incentive allocation equal to 30% of TS Hamilton Fund’s net profits, subject to high watermark provisions, and adjusted for withdrawals and any incentive allocation to the Managing Member. However, in the event there is a net loss during a quarter and a net profit during any subsequent quarter, the Managing Member is entitled to a modified incentive allocation whereby the regular incentive allocation will be reduced by 50% until subsequent cumulative net profits are credited in an amount equal to 200% of the previously allocated net losses.
The Managing Member is also entitled to receive an additional incentive allocation as of the end of each fiscal year (or on any date Hamilton Re withdraws all or a portion of its capital), in an amount equal to 25% of the Excess Profits. “Excess Profits” for any given fiscal year (or other such accounting period) means the net profits over 10% for such fiscal year, net of management fees and expenses and gross of incentive allocations, but only after recouping previously unrecouped net losses. To the extent Hamilton Re contributes capital other than at the beginning of a fiscal year or withdraws capital other than at the end of a fiscal year, the additional incentive allocation hurdle with respect to such capital is prorated.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

           Shares
Hamilton Insurance Group, Ltd.
Common Shares

Prospectus

          , 2023

Barclays	Morgan Stanley
Through and including the 25th day after the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The following table sets forth the expenses to be paid by the Registrant, other than estimated underwriting discounts and commissions, in connection with our initial public offering. All of such expenses are estimates, except for the Securities and Exchange Commission (the “SEC”) registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee, the listing fee and the transfer agent and registrar fees and expenses.

SEC registration fee	$
FINRA filing fee
listing fee
Printing fees and expenses
Legal fees and expenses
Blue sky fees and expenses
Registrar and transfer agent fees
Accounting fees and expenses
Miscellaneous expenses
Total	$
Item 14. Indemnification of Directors and Officers.
Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act.
Our amended and restated bye-laws provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty, and that we shall advance funds to our officers and directors for expenses incurred in their defense upon receipt of an undertaking to repay the funds if any allegation of fraud or dishonesty is proved. Our amended and restated bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the Company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such purpose.
We have entered into indemnification agreements with each of our directors and executive officers. These indemnification agreements will provide the directors and executive officers with contractual rights to indemnification and expense advancement that are, in some cases, broader than the specific indemnification provisions contained under Bermuda law.
Item 15. Recent Sales of Unregistered Securities.
Within the past three years, the Registrant has granted or issued the following securities of the Registrant which were not registered under the Securities Act.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
On February 26, 2020, July 26, 2021, October 27, 2021 and August 24, 2022, the Company issued an aggregate of 142,087 common shares, 54,599 common shares, 11,212 common shares and 22,750 common shares, respectively, pursuant to the executive director share purchase program. This program is limited to new directors and executive officers of the Company and its subsidiaries and those promoted to executive officer of the Company and its subsidiaries who qualify as “accredited investors” under U.S. securities laws. The foregoing issuances were exempt from registration under Section 4(a)(2) of the Securities Act as sales by an issuer not involving a public offering. None of the foregoing issuances were registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(a)(2) and corresponding provisions of state securities laws, which exempts transactions by an issuer not involving any public offering. In each case, the issuances were made, without any general solicitation or advertising, to a limited number of accredited investors. In addition, the securities issued in the foregoing issuances were restricted securities bearing transfer restrictions and the recipients acquired such securities for their own respective accounts without a view to resell or distribute them. Such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements and certificates evidencing such shares contain a legend stating the same. Accordingly, the foregoing issuances are subject to the private placement exemption from registration provided by Section 4(a)(2) of the Securities Act.
Item 16. Exhibits and Financial Statement Schedules.
(a)Exhibits. See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.
Item 17. Undertakings.
(1)The Registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(2)Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(3)The Registrant hereby undertakes that:
(A)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(B)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Memorandum of Association of Hamilton Insurance Group, Ltd.

3.2*	Form of Amended and Restated Bye-laws of Hamilton Insurance Group, Ltd.

4.1*	Form of Common Share Certificate

5.1*	Opinion of Carey Olsen Bermuda Limited

10.1*	Form of Shareholders Agreement

10.2*	Form of Indemnification Agreement for Officers and Directors

10.3*	Registration Rights Agreement, dated December 23, 2013, by and among Hamilton Insurance Group, Ltd. and the other parties thereto

10.4*	Hamilton Insurance Group, Ltd. 2013 Equity Incentive Plan and Form of Award Agreements

10.5*	Hamilton Insurance Group Ltd. 2023 Stock Incentive Plan and Form of Award Agreements

10.6*	Employment Agreement, dated as of June 24, 2022, between Hamilton Insurance Group Ltd. and Giuseppina C. Albo

10.7*	Employment Agreement, dated as of April 27, 2021, between Hamilton U.S. Services LLC and Craig Howie

10.8*	Employment Agreement, dated as of September 1, 2020, between Hamilton BDA Services Limited and Megan Thomas

10.9*	Contract of Employment, dated March 18, 2021, between Hamilton UK Services Limited and Adrian Daws

10.10*	Employment Agreement, dated as of January 4, 2021, between Hamilton BDA Services Limited and Peter Skerlj

10.11*	Hamilton Insurance Group, Ltd. Value Appreciation Pool Rules and Form of Award Agreement

10.12*	Separation Agreement, dated as of September 27, 2022, between Peter Skerlj and Hamilton BDA Services Limited

10.13*	Fifth Amendment to Term Loan Credit Agreement, dated as of June 23, 2022

10.14*	Fifth Amended and Restated Credit Agreement, dated as of June 23, 2022

10.15*	Amendment and Restatement Agreement, dated as of November 1, 2022

10.16*	Letter of Credit Agreement, dated as of August 13, 2023

10.17*	Letter of Credit Facility Agreement, dated as October 27, 2022

10.18*	Commitment Agreement with Two Sigma Investments, LP, effective as of July 1, 2023
10.19*	Amended and Restated Investment Management Agreement, dated as of July 1, 2023, between Two Sigma Hamilton Fund, LLC and Two Sigma Investments, LP
10.20*	Fifth Amended and Restated Limited Liability Company Agreement of Two Sigma Hamilton Fund, LLC, dated as of July 1, 2023

21.1*	Subsidiaries of Hamilton Insurance Group, Ltd.

23.1*	Consent of Carey Olsen Bermuda Limited (included in Exhibit 5.1)

23.2*	Consent of Ernst & Young Ltd.

24.1*	Power of Attorney (included on signature page)

107*	Filing Fees Table
__________________
*To be filed by an amendment.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York on          , 2023.

HAMILTON INSURANCE GROUP, LTD.

By:
Name: Pina Albo
Title: Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below constitutes and appoints            and           , and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution for him or her in any and all capacities, to sign (i) any and all amendments (including post-effective amendments) to this registration statement and (ii) any registration statement or post-effective amendment thereto to be filed with the United States Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on           , 2023:

Signature	Title	Date

	Director, Chief Executive Officer (principal executive officer)	, 2023
Pina Albo

	Group Chief Financial Officer (principal financial officer and principal accounting officer)	, 2023
Craig Howie

	Director	, 2023
D. Pauline Richards

Director
John A. Overdeck		, 2023

	Director	, 2023
Peter Koffler

	Director	, 2023
David Brown

	Director	, 2023
David M. Siegel

	Director	, 2023
Henry Hawes Bostic, III

	Director	, 2023
Marvin Pestcoe

	Director	, 2023
Russell Fradin

	Director	, 2023
Stephen W. Pacala

William C. Freda	Director	, 2023

Everard Barclay Simmons	Director	, 2023